    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 2001

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       CROSS MEDIA MARKETING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7389                            13-4042921
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                          461 FIFTH AVENUE, 19TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 457-1200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 RONALD ALTBACH
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          461 FIFTH AVENUE, 19TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 457-1200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                     COPIES TO:

              BRAD L. SHIFFMAN, ESQ.                               ELLEN C. GRADY, ESQ.
         BLANK ROME COMISKY & MCCAULEY LLP                         CRAIG E. CHASON, ESQ.
               THE CHRYSLER BUILDING                                 SHAW PITTMAN LLP
               405 LEXINGTON AVENUE                                1650 TYSONS BOULEVARD
           NEW YORK, NEW YORK 10174-0208                                14TH FLOOR
                  (212) 885-5000                                  MCLEAN, VIRGINIA 22102
                                                                      (703) 790-7900

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF               AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING       AMOUNT OF
        SECURITIES TO BE REGISTERED              REGISTERED             SHARE               PRICE         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share.....    38,480,504(1)         $1.465(2)          $40,914,173           $10,229
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement covers shares to be issued by Cross Media Marketing Corporation in connection with a proposed merger transaction. It does not include additional shares that may be issued by reason of potential adjustment for recapitalization. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement covers such additional shares, the number of which is indeterminable as of the date hereof. Because such additional shares, if issued, will be issued for no additional consideration, no additional registration fee is required.

(2) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, the proposed maximum offering price is based upon (i) the market value of the outstanding shares of common stock of LifeMinders, Inc. being acquired in the proposed merger determined by using the average of the high and low sale prices per share of the LifeMinders, Inc. common stock as reported on the Nasdaq National Market on August 20, 2001 and (ii) the exercise price of the options to purchase LifeMinders common stock that are exercisable at a price below the market price of LifeMinders common stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, [            ], 2001

CROSS MEDIA                                                          LIFEMINDERS

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Cross Media and LifeMinders:

     This joint proxy statement/prospectus relates to the proposed merger of Cross Media Marketing Corporation and LifeMinders, Inc. In order to complete the merger, stockholders of both companies must adopt the merger agreement. We believe that this merger will benefit the stockholders of both companies and we ask for your support in adopting the merger agreement at our special meetings.

     When the merger is completed, shares of LifeMinders common stock held by LifeMinders stockholders will be converted into the right to receive cash, Cross Media common stock or a prescribed mix of cash and Cross Media common stock, as described on page [ ] as each LifeMinders stockholder elects, subject to the procedures and limitations described on page [ ]. If LifeMinders stockholders collectively elect to receive more than the maximum cash consideration available for LifeMinders stockholders in the merger, those LifeMinders stockholders electing to receive all cash will instead receive a mix of cash and Cross Media common stock. See page [ ] for more information. If a LifeMinders stockholder does not make a timely effective election to receive cash, Cross Media common stock or a prescribed mix of cash and Cross Media common stock, that stockholder will be deemed to have elected to receive only Cross Media common stock.

      IF A LIFEMINDERS                THAT LIFEMINDERS STOCKHOLDER IS ASKING TO RECEIVE          THIS CHOICE IS
    STOCKHOLDER CHOOSES:       FOR EACH SHARE OF LIFEMINDERS COMMON STOCK HELD APPROXIMATELY*:     GENERALLY:
-----------------------------  ---------------------------------------------------------------  -----------------
Cash                           $2.57 in cash                                                         Taxable
Cross Media common stock       1.29 shares of Cross Media common stock                             Not taxable
Cash and Cross Media common    $0.86 in cash and .86 of a share of Cross Media common stock     Partially taxable
  stock

* The estimates set forth are based on certain assumptions. See page [     ] for
  more information.

     Any cash a LifeMinders stockholder receives in the merger will generally be taxable to the extent that any gain is realized in the transaction. It is anticipated, however, that a LifeMinders stockholder generally will not recognize gain or loss as a result of the merger if the stockholder receives only Cross Media common stock. For a more complete description of the tax consequences associated with the merger, see "Material Federal Income Tax Consequences" beginning on page [ ].

     Cross Media shares are listed on the American Stock Exchange under the symbol "XMM."

     Information about the merger and the other items to be voted on at your company's special meeting is contained in this joint proxy statement/prospectus. We urge you to read this material, including the section describing risk factors relating to the merger that begins on page [ ].

     The boards of directors of both Cross Media and LifeMinders have approved the amended and restated merger agreement and recommend that their respective stockholders adopt the amended and restated merger agreement as described in this joint proxy statement/prospectus. Additionally, the board of directors of Cross Media approved the amendment and restatement of Cross Media's certificate of incorporation and the amendment to Cross Media's 1998 Stock Option Plan and recommends that its stockholders adopt the amendment and restatement of Cross Media's certificate of incorporation and the amendment to Cross Media's 1998 Stock Option Plan. To grant your proxy to vote your shares, please complete, sign, date and promptly return the enclosed proxy card in the enclosed postage paid envelope. You may also cast your vote in person at the special meeting. If you do not vote, it will have the same effect as voting against the adoption of the amended and restated merger agreement and, for Cross Media stockholders, against adoption of the amendment and restatement of Cross Media's certificate of incorporation.

     Cross Media stockholders will vote at the Cross Media special meeting on
[            ] 2001, at [     ], local time, at the American Stock Exchange, 86
Trinity Place, 14(th) Floor, New York, New York 10006. LifeMinders stockholders
will vote at the LifeMinders special meeting on [            ], 2001, at
[     ], local time, at the [            ].

                            ------------------------

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS JOINT PROXY
STATEMENT/PROSPECTUS IS ACCURATE OR INADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     FOR A MORE COMPLETE DESCRIPTION OF THE RISK FACTORS ASSOCIATED WITH THE MERGER AND THE TERMS AND CONDITIONS OF THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE [ ] AND "THE MERGER" BEGINNING ON PAGE [ ].

          JOINT PROXY STATEMENT/PROSPECTUS DATED [            ], 2001
        AND FIRST MAILED TO STOCKHOLDERS OF CROSS MEDIA AND LIFEMINDERS
                       ON OR ABOUT [            ], 2001.

                       CROSS MEDIA MARKETING CORPORATION
                          461 FIFTH AVENUE, 19TH FLOOR
                            NEW YORK, NEW YORK 10017
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                     TO BE HELD ON [               ], 2001
                            ------------------------

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Cross Media Marketing Corporation, a Delaware corporation, will be held on
[            ], 2001, at [     ] (local time), at the American Stock Exchange,
86 Trinity Place, 14th Floor, New York, New York 10006 for the following purposes:

     1. To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger dated August 20, 2001. That merger agreement provides that LifeMinders, Inc., a Delaware corporation, will be merged with and into Cross Media. Subject to the procedures and limitations described in the merger agreement, each outstanding share of LifeMinders common stock will be converted into cash, Cross Media common stock or a prescribed mix of cash and Cross Media common stock, as each LifeMinders stockholder elects, all as more fully described in the accompanying joint proxy statement/prospectus;

     2. To consider and vote upon a proposal to adopt the amendment and restatement of Cross Media's Certificate of Incorporation to, among other things, increase the number of shares of common stock that Cross Media has authority to issue from 100,000,000 to 150,000,000, and consequently, to increase the total number of shares of all classes of stock that Cross Media has authority to issue from 110,000,000 to 160,000,000;

     3. To consider and vote upon a proposal to adopt an amendment to the 1998 Stock Option Plan to increase the maximum number of shares of Cross Media common stock that may be issued under the Plan from 8,000,000 shares to 14,000,000 shares; and

     4. To act upon such other matters as may properly come before the meeting.

     A copy of the amended and restated merger agreement is set forth as Annex A and the proposed amended and restated certificate of incorporation is set forth as Annex B to the accompanying joint proxy statement/prospectus.

     Only holders of record of Cross Media common stock as of the close of
business on [            ], 2001 are entitled to notice of, and to vote at, the
Cross Media special meeting and any adjournments or postponements thereof.

     The affirmative vote of the holders of Cross Media common stock representing a majority of the outstanding shares of Cross Media common stock entitled to vote on the proposals will be required to adopt the amended and restated merger agreement and the amendment and restatement of the certificate of incorporation. The affirmative vote of the holders of Cross Media common stock representing a majority of the shares present in person or represented by proxy at the Cross Media special meeting and entitled to vote on the proposal will be required to adopt the amendment to the 1998 Stock Option Plan.

     To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. Any executed but unmarked proxy cards will be voted for adoption of the amended and restated merger agreement, the amendment and restatement of the certificate of incorporation and the amendment to the 1998 Stock Option Plan. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. Any stockholder attending the special meeting may vote in person even if such stockholder has returned a proxy.

     THE BOARD OF DIRECTORS OF CROSS MEDIA HAS APPROVED THE AMENDED AND RESTATED MERGER AGREEMENT, THE AMENDMENT AND RESTATEMENT OF CROSS MEDIA'S CERTIFICATE OF INCORPORATION AND THE AMENDMENT TO CROSS MEDIA'S 1998 STOCK OPTION PLAN AND RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE AMENDED AND RESTATED MERGER AGREEMENT, THE AMENDMENT AND RESTATEMENT OF CROSS MEDIA'S CERTIFICATE OF INCORPORATION, AND THE AMENDMENT TO CROSS MEDIA'S 1998 STOCK OPTION PLAN.

                                          By Order of the Board of Directors of
                                          Cross Media

                                          --------------------------------------
                                          Ronald Altbach
                                          Chief Executive Officer and Chairman
                                          of the Board of Directors

[DATE]

     Whether or not you plan to attend the Cross Media special meeting in person, please complete, date, sign and return promptly the enclosed proxy in the accompanying postage-paid envelope. You may revoke your proxy at any time prior to its exercise in the manner provided in the accompanying joint proxy statement/prospectus.

                               LIFEMINDERS, INC.
                         13530 DULLES TECHNOLOGY DRIVE
                                   SUITE 500
                            HERNDON, VIRGINIA 20171
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                     TO BE HELD ON [               ], 2001
                            ------------------------

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders of
LifeMinders, Inc., a Delaware corporation, will be held on [            ], 2001,
at [     ] (local time), at [            ] for the following purposes:

     1. To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger dated August 20, 2001. That merger agreement provides that LifeMinders will be merged with and into Cross Media Marketing Corporation, a Delaware corporation. Subject to the procedures and limitations described in the merger agreement, each outstanding share of LifeMinders common stock will be converted into cash, Cross Media common stock or a prescribed mix of cash and Cross Media common stock, as each LifeMinders stockholder elects, all as more fully described in the accompanying joint proxy statement/prospectus which is incorporated herein by reference; and

     2. To act upon such other matters as may properly come before the meeting.

     A copy of the amended and restated merger agreement is set forth as Annex A to the accompanying joint proxy statement/prospectus.

     Only holders of record of LifeMinders common stock as of the close of
business on [            ], 2001 are entitled to notice of, and to vote at, the
LifeMinders special meeting and any adjournments or postponements thereof.

     The affirmative vote of the holders of LifeMinders common stock representing a majority of the outstanding shares of LifeMinders common stock entitled to vote on the proposal will be required to adopt the merger agreement.

     To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. Any executed but unmarked proxy cards will be voted for adoption of the amended and restated merger agreement. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. Any stockholder attending the special meeting may vote in person even if such stockholder has returned a proxy. Please do not send any LifeMinders stock certificates in your proxy envelope.

     THE BOARD OF DIRECTORS OF LIFEMINDERS HAS APPROVED THE AMENDED AND RESTATED MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE AMENDED AND RESTATED MERGER AGREEMENT.

                                          By Order of the Board of Directors of
                                          LifeMinders

                                          --------------------------------------
                                          Jonathan B. Bulkeley
                                          Chief Executive Officer and Chairman
                                          of the Board of Directors

Herndon, Virginia
[DATE]

     Whether or not you plan to attend the special meeting of the stockholders of LifeMinders in person, please complete, date, sign and return promptly the enclosed proxy in the accompanying postage-paid envelope. You may revoke your proxy at any time prior to its exercise in the manner provided in the accompanying joint proxy statement/prospectus.

                               TABLE OF CONTENTS

Questions and Answers About the Cross Media/LifeMinders
  Merger....................................................    1
Summary.....................................................    5
  The Merger................................................    5
  Adoption of the Amended and Restated Merger Agreement.....    9
  Voting Agreements.........................................   10
  Reasons for the Merger....................................   10
  The Companies.............................................   10
Comparative Per Share Market Price Information..............   12
Selected Historical Financial Data of Cross Media...........   13
Selected Historical Financial Data of LifeMinders...........   14
Selected Unaudited Pro Forma Combined Condensed Financial
  Data......................................................   16
Comparative Per Share Data..................................   17
Dividend Policies...........................................   18
Risk Factors................................................   19
  Risks Relating To The Merger..............................   19
  Risks Relating To Cross Media.............................   22
  Market Related Risks of Cross Media.......................   26
  Other Risks Relating to Cross Media.......................   27
  Risks Relating to LifeMinders.............................   27
Where You Can Find More Information.........................   37
Forward-looking Statements..................................   37
Special Meetings of Stockholders............................   38
  Cross Media Special Meeting...............................   38
  LifeMinders Special Meeting...............................   40
The Merger..................................................   42
  Material Terms of the Amended and Restated Merger
     Agreement..............................................   42
  Background of the Merger..................................   54
  Opinions of Financial Advisors............................   61
  No Appraisal Rights for Cross Media and LifeMinders
     Stockholders...........................................   70
  Material Federal Income Tax Consequences..................   70
  Accounting Treatment......................................   72
Other Cross Media Special Meeting Proposals.................   74
  Amendment and Restatement of Cross Media's Certificate of
     Incorporation..........................................   74
  Amendment to Cross Media's 1998 Stock Option Plan to
     Increase the Number of Shares Authorized for
     Issuance...............................................   76
Business of Cross Media.....................................   81
  General...................................................   81
  Business Strategy.........................................   81
  Business..................................................   81
  Competition...............................................   82
  Regulation................................................   82
  Employees.................................................   84
  Properties................................................   84
  Legal Proceedings.........................................   84
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Cross Media..................   85
  Introduction..............................................   85
  Results of Operations for the Six Months Ended June 30,
     2001 and June 30, 2000.................................   85

  Results of Operations for the Year Ended December 31, 2000
     and Year Ended December 31, 1999.......................   87
  Liquidity and Financial Condition.........................   90
  Acquisition Bridge Financing..............................   95
  Notes Payable.............................................   96
Management of Cross Media...................................   98
  Board of Directors Meetings and Board Committees..........   99
  Compensation of Directors and Executive Officers..........  100
Principal Stockholders of Cross Media.......................  107
Certain Transactions of Cross Media.........................  109
Business of LifeMinders.....................................  114
  Business Overview.........................................  114
  Outsourcing Unit..........................................  115
  Sales and Marketing.......................................  116
  Research and Development..................................  116
  Technology and Infrastructure.............................  116
  Email Creation and Management Software....................  116
  Member Targeting and Behavior Tracking System.............  116
  Data Warehouse............................................  117
  Corporate History.........................................  117
  Competition...............................................  118
  Intellectual Property and Proprietary Rights..............  118
  Current and Potential Government Regulation...............  118
  User Privacy Issues.......................................  118
  Internet Taxation.........................................  119
  Jurisdictional Issues.....................................  119
  Employees.................................................  119
  Properties................................................  119
  Legal Proceedings.........................................  119
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of LifeMinders..................  120
  Introduction..............................................  120
  Comparability of Results..................................  121
  Results of Operations.....................................  123
  Expenses..................................................  125
  Period to Period Comparisons..............................  126
  Quarterly Results of Operations...........................  132
  Seasonality and Quarterly Fluctuations in Operating
     Results................................................  133
  Liquidity and Capital Resources...........................  133
  Recent Accounting Pronouncements..........................  135
LifeMinders Directors to be Appointed to Cross Media's Board
  of Directors after the Merger.............................  135
Principal Stockholders of LifeMinders.......................  137
Certain Relationships and Related Transactions of
  LifeMinders...............................................  139
Price Range of Common Stock.................................  140
Description of Cross Media Capital Stock....................  142
  Common Stock..............................................  142
  Preferred Stock...........................................  142
  Registrar and Transfer Agent..............................  144
  Anti-takeover Provisions..................................  144

Description of LifeMinders Capital Stock....................................................................        146
  General...................................................................................................        146
  Common Stock..............................................................................................        146
  Preferred Stock...........................................................................................        146
  Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law..........        146
  Registration Rights.......................................................................................        147
  Transfer Agent and Registrar..............................................................................        147
Comparison of Stockholders' Rights..........................................................................        147
  Capital...................................................................................................        147
  Preferred Stock...........................................................................................        148
  Stockholder Voting........................................................................................        149
  Cumulative Voting.........................................................................................        149
  Meeting of Stockholders...................................................................................        149
  Preemptive Rights.........................................................................................        149
  Size and Classification of the Board of Directors.........................................................        149
  Removal of Directors......................................................................................        150
Legal Matters...............................................................................................        150
Experts.....................................................................................................        150
Unaudited Pro Forma Combined Condensed Financial Information................................................        151
  Unaudited Pro Forma Combined Condensed Balance Sheet......................................................        152
  Unaudited Pro Forma Combined Condensed Statements of Operations...........................................        156
  Unaudited Pro Forma Combined Condensed Statements of Operations...........................................        158
Index to Financial Statements...............................................................................        F-1
Annex A Amended and Restated Agreement and Plan of Merger
Annex B Proposed Certificate of Incorporation of Cross Media
Annex C Robertson Stephens, Inc.'s Financial Opinion
Annex D Legg Mason Wood Walker, Incorporated's Financial Opinion
Annex E Form of Voting Agreement for LifeMinders stockholders
Annex F Form of Voting Agreement for Cross Media stockholders

         QUESTIONS AND ANSWERS ABOUT THE CROSS MEDIA/LIFEMINDERS MERGER

Q. WHY ARE WE PROPOSING THE MERGER?

A. We believe that combining the products, technologies, assets and expertise of the two companies will allow us to become a leading multi-channel, multi-product direct marketing company. The merger will combine LifeMinders' proprietary technology, expertise in online direct marketing, large membership base and substantial assets with Cross Media's established direct marketing operations.

Q. WHAT DO I NEED TO DO NOW?

A. Sign your proxy card, mark your vote on it, and mail it to us in the enclosed postage-paid envelope.

   LifeMinders stockholders should also complete the election form and deliver
   it to [          ], the exchange agent, in the enclosed envelope prior to the close of business on the date of the LifeMinders special meeting. A LifeMinders stockholder who does not do so will lose the right to choose the consideration he or she will receive as a result of the merger and will be deemed to have elected to receive only Cross Media common stock. Once you sign and return your election form, you will no longer be able to trade or sell your shares of LifeMinders common stock. Please see page [ ] for more information.

Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will vote your shares only if you provide instructions on how to vote by completing and returning the proxy card provided to you by your broker.

   For a complete description of voting shares held in "street name," see the section titled "Special Meetings of Stockholders" on pages [ ] and [ ].

Q. SHOULD LIFEMINDERS STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A. Yes. LifeMinders stockholders should send their stock certificates along with their election forms to the exchange agent in the enclosed envelope. NO STOCK CERTIFICATES OR ELECTION FORMS SHOULD BE SENT TO EITHER CROSS MEDIA OR LIFEMINDERS. If your LifeMinders common stock is held by your broker, you may either request your share certificate from your broker and follow the instructions above, or return to your broker the election form with the proxy card sent to you by your broker, who will then deliver your share certificate (or a properly completed guarantee of delivery) and election form to the exchange agent.

Q. HOW DO I MAKE MY MERGER CONSIDERATION ELECTION IF MY LIFEMINDERS SHARES ARE HELD IN "STREET NAME"?

A. You should either request your share certificate from your broker and follow the instructions above, or complete your election form and return it to your broker, along with the proxy card sent to you by your broker, who will then submit the election form to the exchange agent.

Q. WHAT IF A LIFEMINDERS STOCKHOLDER WANTS TO CHANGE HIS OR HER ELECTION?

A. A LifeMinders stockholder may change his or her election by delivering to the exchange agent prior to the close of business on the date of the LifeMinders special meeting a later-dated, signed election form.

Q. WHAT IF A LIFEMINDERS STOCKHOLDER HAS LOST HIS OR HER STOCK CERTIFICATES?

A. The LifeMinders stockholder will need to indicate in the space provided in his or her election form that he or she has lost his or her stock certificates. In addition, the LifeMinders stockholder will have to sign an affidavit, which is included as part of the election form, that provides, among other things, that the LifeMinders stockholder agrees to indemnify Cross Media and the exchange agent for any loss Cross Media or the exchange agent may incur as a result of the LifeMinders stockholder's lost or destroyed stock certificate.

Q. DO LIFEMINDERS' OPTIONHOLDERS WHO INTEND TO EXERCISE THEIR OPTIONS AT OR PRIOR TO THE CLOSING DATE HAVE THE ABILITY TO ELECT THE FORM OF MERGER CONSIDERATION THEY RECEIVE?

A. LifeMinders' optionholders may complete and return an election form to the exchange agent at the time they exercise their options, up to the close of business on the date of the LifeMinders special meeting. Holders of op-tions who exercise their options after the close of business on the date of the LifeMinders special meeting will be deemed to elect to receive only shares of Cross Media common stock. For a complete description of the treatment of LifeMinders options, see page [ ].

Q. WHAT IF I WANT TO CHANGE MY VOTE?

A. Just send in a later-dated, signed proxy card before your special meeting or attend your special meeting in person and vote.

Q. WILL I HAVE APPRAISAL RIGHTS?

A. Neither Cross Media stockholders nor LifeMinders stockholders will have appraisal rights.

Q. WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We expect to complete the merger during the fourth quarter of 2001.

Q. WHAT WILL CROSS MEDIA STOCKHOLDERS RECEIVE IN THE MERGER?

A. Cross Media stockholders will keep their current stock holdings in Cross
   Media.

Q. WHAT WILL CROSS MEDIA PAY AS MERGER CONSIDERATION?

A. Under the terms of the amended and restated merger agreement, Cross Media will pay a total of $24 million in cash and issue approximately 22.3 million shares of its common stock, assuming that no LifeMinders' stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration. If LifeMinders stockholders do not elect to receive the maximum cash consideration, then the number of shares of common stock that Cross Media will issue in the merger will increase by that number of shares equal to $24 million less the amount of the total cash consideration paid in the merger, divided by $1.9845. The $1.9845 value of the Cross Media common stock used for this purpose is based on the average last sale price of Cross Media common stock for the 20 trading days immediately preceding July 18, 2001, the date of the original merger agreement, and is not necessarily indicative of the value of such stock. The value of the aggregate merger consideration will depend upon the market price of Cross Media common stock on the date the merger is completed.

  The aggregate merger consideration is subject to a reduction of up to $1.75 million to the extent that LifeMinders' net cash and cash equivalents are less than $49 million at August 31, 2001 (referred to as a cash shortfall), but no reduction will be made if LifeMinders' net cash and cash equivalents on that date are at least $48.9 million. In the event of a reduction in the aggregate merger consideration resulting from a cash shortfall, the cash portion of the merger consideration will be reduced by an amount equal to approximately 33.3% of the reduction, and the stock portion of the merger consideration will be reduced by approximately that number of shares of Cross Media common stock equal to 66.7% of the reduction divided by $1.9845. For a definition of net cash and cash equivalents, see page [ ].

  The aggregate merger consideration will increase by an amount equal to the aggregate exercise price of any LifeMinders options with an exercise price of $2.57 per share or less that are exercised before the merger is completed. The per share consideration payable to LifeMinders stockholders is not affected by any such increase in the aggregate merger consideration.

Q. WHAT WILL LIFEMINDERS STOCKHOLDERS RECEIVE IN THE MERGER?

A. In connection with the merger, each LifeMinders stockholder will be able to elect to receive all cash, all Cross Media common stock, or a prescribed mix of approximately 33.3% cash and 66.7% stock. Assuming there is no change in the aggregate merger consideration, LifeMinders stockholders can elect to receive for each share of LifeMinders common stock held approximately $2.57 in cash, approximately 1.29 shares of Cross Media common stock or approximately $0.86 in cash and approximately .86 shares of Cross Media common stock.

  In no event will the aggregate cash consideration paid to the LifeMinders stockholders collectively exceed $24 million, plus approximately 33.3% of the aggregate exercise price of any options to purchase LifeMinders common stock with an exercise price equal to or below $2.57 per share that are exercised on a cash basis between July 18, 2001 and the closing of the merger, and reduced by approximately 33.3% of a reduction in the aggregate merger consideration resulting from a cash shortfall, if any.

  In the event that the cash elections, including the cash portion to be received by LifeMinders stockholders who elect the prescribed mix of cash and stock, exceed the maximum cash consideration, the amount of cash paid to those LifeMinders stockholders electing to receive all cash will be reduced and they will receive shares of Cross Media common stock, valued for this purpose at $1.9845 per share, for the balance. We cannot predict the actual mix of cash and Cross Media common stock that will be received by LifeMinders stockholders electing to receive all cash, but the per share cash portion cannot be less than approximately $0.86, and the per share stock portion cannot exceed approximately .86 shares of Cross Media common stock. Any LifeMinders stockholder who does not make an effective election before the election deadline will be deemed to have elected to receive all Cross Media common stock.

   No fractional shares of Cross Media common stock will be issued. Any LifeMinders stockholder who would otherwise be entitled to receive a fraction of a share of LifeMinders common stock will instead receive cash for that fraction of a share.

   Upon completion of the merger, Cross Media will assume all of LifeMinders stock options outstanding immediately prior to the completion of the merger. Please refer to page [ ] for more information regarding the treatment of LifeMinders stock options.

Q. WHAT IS THE VALUE OF THE CONSIDERATION THAT LIFEMINDERS STOCKHOLDERS WILL RECEIVE IN THE MERGER?

A. The per share cash consideration to be paid to LifeMinders stockholders is $2.57. For LifeMinders stockholders electing to receive either all Cross Media common stock or the prescribed mix of cash and Cross Media common stock, the per share consideration will depend on the market price of Cross Media common stock on the date on which the merger is completed. In the event that the cash elections, including the cash portion to be received by LifeMinders stockholders who elect the prescribed mix of cash and stock, exceed the maximum cash consideration, the amount of cash to be received by stockholders electing to receive all cash will be reduced and they will receive shares of Cross Media common stock, valued for this purpose at $1.9845 per share, for the balance. In that case, the value of the per share consideration to be paid to such stockholders also will depend on the market price of Cross Media common stock on the date on which the merger is completed.

Q. CAN THE MERGER CONSIDERATION CHANGE?

A. Yes. The aggregate merger consideration is subject to a reduction of up to $1.75 million to the extent that LifeMinders' net cash and cash equivalents are less than $49 million at August 31, 2001, but no reduction will be made if LifeMinders' net cash and cash equivalents on that date are at least $48.9 million. If the aggregate merger consideration is reduced as a result of a cash shortfall, the per share consideration payable to LifeMinders stockholders also will be reduced. The aggregate merger consideration will increase by an amount equal to the aggregate exercise price of any LifeMinders options with an exercise price of $2.57 per share or less that are exercised before the merger is completed. The per share consideration payable to LifeMinders stockholders will not be affected by any such increase. Please refer to pages [ ] and [ ] for more information on this issue.

Q. WHEN WILL LIFEMINDERS STOCKHOLDERS RECEIVE CASH AND/OR SHARES OF CROSS MEDIA COMMON STOCK IN THE MERGER?

A. If the merger agreement is adopted by both the Cross Media and LifeMinders stockholders, then the LifeMinders stock will be converted into the right to receive the merger consideration on the date the merger is completed. LifeMinders stockholders who have returned their election forms, together with LifeMinders stock certificates, a properly completed guarantee of delivery or proof of lost certificate and the necessary affidavit, before the election deadline, will be sent the Cross

   Media common stock and/or cash to which they are entitled within 15 business days after the merger is completed. Within 15 business days after the merger is completed, LifeMinders stockholders who did not timely send in their stock certificates and effective election forms will be sent a letter of transmittal and instructions for exchanging their stock certificates. Those LifeMinders stockholders will be sent their Cross Media stock certificates within 10 business days after the exchange agent receives their letter of transmittal and supporting documents.

Q. WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A. It is anticipated that the merger will qualify as a "reorganization" for federal income tax purposes. If it so qualifies, the tax consequences of the merger will depend on the merger consideration received by a LifeMinders stockholder:

     - LifeMinders stockholders who receive only cash will generally recognize gain or loss for federal income tax purposes as though they had sold their shares for that cash;

     - LifeMinders stockholders who receive only Cross Media common stock in exchange for their LifeMinders common stock will not recognize any gain or loss for federal income tax purposes; and

     - LifeMinders stockholders who receive a mix of cash and Cross Media common stock will recognize gain (up to the amount of cash received) for federal income tax purposes and will not recognize loss for income tax purposes.

   See "The Merger -- Material Federal Income Tax Consequences" on page [ ] for a more complete description of the tax consequences of the merger. Cross Media expects to receive a legal opinion from Cross Media's counsel with respect to these matters. The form of this legal opinion is filed as an exhibit to Cross Media's registration statement on Form S-4, of which this joint proxy statement/prospectus is a part. Also, LifeMinders expects to receive a legal opinion from LifeMinders' counsel with respect to these matters. The form of this legal opinion is filed as an exhibit to Cross Media's registration statement on Form S-4, of which this joint proxy statement/prospectus is a part.

   TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Q. IF I RECEIVE CROSS MEDIA COMMON STOCK IN THE MERGER, WILL I RECEIVE DIVIDENDS IN THE FUTURE?

A. You will be entitled to receive dividends, if, when and to the extent declared by Cross Media's board of directors. To date, Cross Media has never paid or declared any dividends on its common stock and does not contemplate paying any dividends in the foreseeable future. The declaration, payment and amount of dividends in the future is within the discretion of Cross Media's board of directors and will depend upon Cross Media's earnings, capital requirements, restrictions under financing documents, financial condition and other relevant factors.

Q. WHOM SHOULD I CALL WITH QUESTIONS?

A. Stockholders of Cross Media should call Jason Buerkle, Director of Financial Operations of Cross Media Marketing Corporation, at (212) 457-1200 with any questions about the merger. Stockholders of LifeMinders should call Allison Abraham, President of LifeMinders, Inc., at (703) 885-1315 with any questions about the merger.

                                    SUMMARY

     This summary highlights material information from this document. To understand the merger more fully, and for more complete descriptions of the terms of the merger, you should read carefully this entire document, including the amended and restated merger agreement attached as Annex A, and the documents to which we have referred you. See "Where You Can Find More Information" on page [ ].

                                   THE MERGER

     The amended and restated merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the amended and restated merger agreement because it is the legal document that governs the merger.

CROSS MEDIA WILL PAY A TOTAL OF $24 MILLION IN CASH AND ISSUE APPROXIMATELY 22.3 MILLION SHARES OF ITS COMMON STOCK IN THE MERGER, SUBJECT TO ADJUSTMENT (see page [ ])

     Under the terms of the amended and restated merger agreement, Cross Media will pay a total of $24 million in cash and issue approximately 22.3 million shares of its common stock, assuming that no LifeMinders' stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration. If LifeMinders stockholders do not elect to receive the maximum cash consideration, then the number of shares of common stock that Cross Media will issue in the merger will increase by that number of shares equal to $24 million less the amount of the total cash consideration paid in the merger, divided by $1.9845. The $1.9845 value of the Cross Media common stock used for this purpose is based on the average last sale price of Cross Media common stock for the 20 trading days immediately preceding July 18, 2001, the date of the original merger agreement, and is not necessarily indicative of the value of such stock. The value of the aggregate merger consideration will depend upon the market price of Cross Media common stock on the date the merger is completed.

     The aggregate merger consideration is subject to a reduction of up to $1.75 million to the extent that LifeMinders' net cash and cash equivalents are less than $49 million at August 31, 2001, but no reduction will be made if LifeMinders' net cash and cash equivalents on that date are at least $48.9 million. In the event of a reduction in the aggregate merger consideration resulting from a cash shortfall, the cash portion of the merger consideration will be reduced by an amount equal to approximately 33.3% of the reduction, and the stock portion of the merger consideration will be reduced by approximately that number of shares equal to 66.7% of the reduction divided by $1.9845. For a definition of net cash and cash equivalents, see page [ ].

     The aggregate merger consideration will increase by an amount equal to the aggregate exercise price of any LifeMinders options with an exercise price of $2.57 per share or less that are exercised before the merger is completed. The per share consideration payable to LifeMinders stockholders is not affected by any such increase in the aggregate merger consideration.

IN THE MERGER, LIFEMINDERS STOCKHOLDERS CAN ELECT TO RECEIVE CASH, SHARES OF CROSS MEDIA COMMON STOCK OR A PRESCRIBED MIX OF CASH AND SHARES OF CROSS MEDIA COMMON STOCK (see page [ ])

     In connection with the merger, each LifeMinders stockholder can elect to receive all cash, all stock or a prescribed mix of approximately 33.3% cash and 66.7% stock, provided that in no event will the aggregate cash consideration paid to LifeMinders stockholders exceed $24 million, plus approximately 33.3% of the aggregate exercise price of any options to purchase LifeMinders common stock with an exercise price equal to or below $2.57 per share that are exercised on a cash basis between July 18, 2001 and the closing date of the merger, and reduced by approximately 33.3% of a reduction in the aggregate merger consideration resulting from a cash shortfall, if any. Assuming there is no change in the aggregate merger consideration, each share of LifeMinders common stock will be converted into approximately:

     - $2.57 in cash, for those LifeMinders stockholders electing to receive all cash, but if elections made by LifeMinders stockholders would require Cross Media to pay more than the aggregate maximum cash portion of the merger consideration, the amount of cash will be reduced, with the difference being paid in shares of Cross Media common stock, valued for this purpose at $1.9845 per share;

     - 1.29 shares of Cross Media common stock for those LifeMinders stockholders electing to receive all stock; or

     - $0.86 in cash and .86 shares of Cross Media common stock, for those LifeMinders stockholders electing to receive the prescribed mix.

     We cannot predict the actual mix of cash and Cross Media common stock that will be received by LifeMinders stockholders electing to receive all cash, but the per share cash portion cannot be less than approximately $0.86, and the per share stock portion cannot exceed approximately .86 shares of Cross Media common stock. Any LifeMinders stockholder who does not make an effective election prior to the election deadline, and any LifeMinders stockholder who acquires shares of LifeMinders common stock after the election deadline, will receive all Cross Media common stock.

     Assuming that there is no cash shortfall and that no LifeMinders stock options are exercised prior to the date on which the merger is completed, and
using the per share price of $[       ], the closing price of Cross Media common
stock as of [       ], 2001, the last practicable date prior to the printing of this joint proxy statement/prospectus:

     - the value of the per share merger consideration that a LifeMinders stockholder who elects to receive only Cross Media common stock would
       receive would be $[       ];

     - the value of the per share merger consideration that a LifeMinders
       stockholder electing to receive the prescribed mix would be $[     ]; and

     - LifeMinders stockholders who receive all cash in the merger would be paid $2.57 per share of LifeMinders common stock.

     LifeMinders stockholders are urged to obtain a current market quotation for Cross Media common stock prior to electing the form of merger consideration they will receive in the merger.

     No fractional shares of Cross Media common stock will be issued. Any LifeMinders stockholder who would otherwise be entitled to receive a fraction of a share of Cross Media common stock will instead receive cash for that fraction of a share.

CROSS MEDIA WILL ASSUME ALL OF THE LIFEMINDERS' STOCK OPTIONS OUTSTANDING IMMEDIATELY PRIOR TO THE COMPLETION OF THE MERGER (see page [ ])

     Upon completion of the merger, Cross Media will assume all of the LifeMinders stock options outstanding immediately prior to the completion of the merger. After completion of the merger, each LifeMinders stock option will thereafter be exercisable for approximately 1.29 shares of Cross Media common stock multiplied by the number of shares of LifeMinders common stock that would have been issued upon exercise of the LifeMinders stock option immediately prior to completion of the merger, with an exercise price equal to the exercise price per share of LifeMinders common stock immediately prior to completion of the merger divided by 1.29, the per share stock consideration.

     As of [     ], 2001, the latest practicable date preceding the mailing of this joint proxy statement/prospectus, there were outstanding options to purchase approximately 2.2 million shares of LifeMinders common stock with an exercise price equal to or below $2.57 per share, and options to purchase
approximately [     ] shares of LifeMinders common stock with an exercise price above $2.57 per share.

LIFEMINDERS STOCKHOLDERS' OWNERSHIP OF CROSS MEDIA COMMON STOCK IMMEDIATELY AFTER THE MERGER (see page [ ])

     Assuming there is no change in the merger consideration, LifeMinders stockholders elect to receive the maximum cash consideration of $24 million and no options to purchase LifeMinders common stock are exercised before the date on which the merger is completed, Cross Media will issue approximately
22.3 million shares of Cross Media common stock to LifeMinders stockholders. Assuming that none of the options to purchase approximately 2.2 million shares of LifeMinders common stock with an exercise price equal to or below $2.57 per share are exercised before the date on which the merger is completed, Cross Media will issue options to purchase approximately 2.9 million shares of Cross Media common stock in exchange for such outstanding options to purchase LifeMinders common stock. Assuming that the issuance of approximately 1.7 million shares of Cross Media common stock to The Shaar Fund, Ltd. upon the conversion of half of its shares of Cross Media's Series A convertible preferred stock in accordance with the Series A agreement described on page [ ], the issuance of approximately 22.3 million shares of Cross Media common stock anticipated to be issued in the merger and none of the outstanding Cross Media options, warrants, or other equity rights are exercised or converted, the shares of Cross Media common stock issued to LifeMinders stockholders in the merger will constitute approximately 36.8% of the common stock of Cross Media outstanding after the merger. If all of the approximately 2.9 million options to purchase Cross Media common stock which may be issued in the merger, as described above, are exercised, based on the assumptions set forth in the previous sentence, after the merger, LifeMinders stockholders will own approximately 39.7% of the common stock of Cross Media.

OPINIONS RECEIVED BY CROSS MEDIA AND LIFEMINDERS BOARDS OF DIRECTORS REGARDING THE FAIRNESS OF THE MERGER CONSIDERATION (see pages [ ] to [ ])

     CROSS MEDIA

     Cross Media's board of directors received an opinion from its financial advisor, Robertson Stephens, Inc., that the consideration to be paid in the merger was fair, as of the date thereof, from a financial point of view, to Cross Media. This opinion is attached as Annex C to this joint proxy statement/prospectus. We encourage you to read this opinion.

     LIFEMINDERS

     LifeMinders' board of directors received an opinion from its financial advisor, Legg Mason Wood Walker, Incorporated, that the merger consideration was fair, as of the date of the opinion, from a financial point of view, to the stockholders of LifeMinders. This opinion is attached as Annex D to this joint proxy statement/prospectus. We encourage you to read this opinion.

CONDITIONS TO THE MERGER (see page [  ])

     The completion of the merger depends upon the satisfaction or waiver of a number of conditions.

TERMINATION OF THE MERGER AGREEMENT (see page [  ])

     Cross Media and LifeMinders can agree to terminate the merger agreement without completing the merger, and either company can terminate the merger agreement under various circumstances.

     For example, each of Cross Media and LifeMinders has the right to terminate the merger agreement if:

     - LifeMinders' net cash and cash equivalents at August 31, 2001 have not been finally determined in accordance with the merger agreement by November 30, 2001; or

     - the merger has not been completed by December 31, 2001, or a later date agreed upon by the parties, as a result of a failure to satisfy any condition to closing by that date that the other party does not choose to waive.

     Cross Media has the right to terminate the merger agreement if:

     - LifeMinders' net cash and cash equivalents at August 31, 2001 are less than $47.25 million;

     - the board of directors of LifeMinders fails to include in this joint proxy statement/prospectus its recommendation to LifeMinders stockholders that they adopt the merger agreement or withdraws, ad-versely modifies or fails to reaffirm its recommendation;

     - the board of directors of LifeMinders approves or recommends any Alternative Transaction, as described on page [ ]; or

     - the board of directors of LifeMinders fails, within 10 business days of the commencement of a tender or exchange offer, to recommend to the LifeMinders stockholders that they reject the tender or exchange offer.

     LifeMinders has the right to terminate the merger agreement if:

     - the volume weighted average closing price for Cross Media common stock over any 10 consecutive trading days prior to the closing date is less than $1.0915 per share; or

     - the board of directors of LifeMinders determines in good faith, after receipt of advice from outside counsel, that the failure to terminate the merger agreement upon receipt of a Superior Proposal would likely be inconsistent with LifeMinders' board of directors' fiduciary duties to LifeMinders stockholders under applicable law. For a definition of "Superior Proposal," see page [ ].

     Either Cross Media and/or LifeMinders may decide not to exercise its right to terminate the merger agreement even if its right to terminate is triggered. Neither Cross Media nor LifeMinders is required to resolicit stockholder approval of the merger agreement if either Cross Media's or LifeMinders' right to terminate is exercisable and Cross Media's or LifeMinders' board of directors decides not to terminate and proceeds with the merger.

TERMINATION FEES AND EXPENSES (see page [  ])

     The merger agreement requires LifeMinders to pay Cross Media a termination fee of $2.8 million if:

     - LifeMinders terminates the proposed merger because its board of directors determines in good faith, after receipt of advice from outside counsel, that the failure to terminate the merger agreement upon receipt of a Superior Proposal would likely be inconsistent with LifeMinders' board of directors' fiduciary duties to LifeMinders stockholders under applicable law;

     - Cross Media terminates the proposed merger because the board of directors of LifeMinders fails to include in this joint proxy statement/prospectus its recommendation to LifeMinders stockholders that they adopt the merger agreement or withdraws, adversely modifies, or fails to reaffirm its recommendation;

     - Cross Media terminates the proposed merger because the board of directors of LifeMinders approves or recommends any Alternative Transaction, as described on page [ ];

     - Cross Media terminates the proposed merger because the board of directors of LifeMinders fails, within 10 business days of the commencement of a tender or exchange offer, to recommend to LifeMinders stockholders that they reject the tender or exchange offer; or

     - LifeMinders receives an offer to enter into an Alternative Transaction with a third party, the merger agreement is terminated because of the failure to obtain LifeMinders stockholder approval and within 12 months after the termination of the merger agreement LifeMinders consummates an Alternative Transaction with a third party.

     In the event that there is a dispute as to whether the termination fee is payable under the terms of the merger agreement, the prevailing party is entitled to receive costs and expenses, including reasonable legal fees, in connection with any action relating to the dispute.

BOARD OF DIRECTORS AND MANAGEMENT OF CROSS MEDIA FOLLOWING THE MERGER (see page [ ])

     After the merger, Cross Media will continue to be managed by its current directors and officers. In addition, to fill two vacancies on Cross Media's board of directors, Jonathan Bulkeley, who is currently the Chairman of the Board of

Directors and Chief Executive Officer of LifeMinders, and Douglas A. Lindgren, a director of LifeMinders, will become directors of Cross Media. Further, Mr. Bulkeley will serve on the executive committee and the compensation committee of Cross Media's board of directors and Mr. Lindgren will serve on the audit committee of Cross Media's board of directors.

LIFEMINDERS' DIRECTORS, OFFICERS AND EMPLOYEES WILL RECEIVE ACCELERATED VESTING OF OPTIONS UNDER LIFEMINDERS STOCK OPTION PLAN AND RECEIVE OTHER BENEFITS FROM THE MERGER (see pages [ ] and [ ])

     In considering the board of directors' recommendations that you vote in favor of the merger agreement, you should be aware that directors, officers and other employees of LifeMinders will receive benefits from the merger in addition to any benefits they may receive as stockholders of LifeMinders. These benefits include the accelerated vesting of awards under LifeMinders stock option plans and indemnification and insurance benefits. Using a Black-Scholes option pricing model, and based on certain assumptions on volatility, rate of return and average time of exercise which LifeMinders considers reasonable, LifeMinders estimates that the value of the options for which vesting will accelerate as a result of the merger is approximately $2.3 million. The holders of LifeMinders options for which vesting will accelerate will receive only Cross Media common stock upon exercise of those options.

     Jonathan Bulkeley and Douglas A. Lindgren will also have positions on the board of directors of Cross Media after the merger, and will be entitled to receive directors' fees in those positions.

     Cross Media has extended employment offers to 20 of LifeMinders' 29 employees, including one of LifeMinders executive officers.

LISTING OF CROSS MEDIA COMMON STOCK ON THE AMERICAN STOCK EXCHANGE (see page
[  ])

     The shares of Cross Media common stock issued in connection with the merger will be listed on the American Stock Exchange under the trading symbol "XMM."

                          ADOPTION OF THE AMENDED AND
                           RESTATED MERGER AGREEMENT

AFFIRMATIVE VOTE OF THE MAJORITY OF CROSS MEDIA SHARES OUTSTANDING AND ENTITLED TO VOTE IS REQUIRED

     The affirmative vote of the holders of a majority of the shares of Cross Media common stock outstanding and entitled to vote is required to adopt the amended and restated merger agreement and the amendment and restatement of Cross Media's certificate of incorporation.

     The merger agreement requires that Cross Media have enough authorized but unissued shares to complete the merger. Accordingly, Cross Media stockholders must adopt the amendment and restatement of Cross Media's certificate of incorporation at the special meeting in order for Cross Media to consummate the merger.

     The date, time and place of the Cross Media stockholder meeting is as follows:

    [            ], 2001 at [       ], local time
    American Stock Exchange
    86 Trinity Place
    14th Floor
    New York, New York 10006

     The directors and executive officers of Cross Media currently hold approximately 3.1% of Cross Media common stock entitled to vote on the merger agreement and the amendment and restatement of Cross Media's certificate of incorporation.

AFFIRMATIVE VOTE OF THE MAJORITY OF LIFEMINDERS SHARES OUTSTANDING AND ENTITLED TO VOTE IS REQUIRED

     The affirmative vote of the holders of a majority of the shares of LifeMinders common stock outstanding and entitled to vote is required to adopt the merger agreement.

     The date, time and place of the LifeMinders stockholder meeting is as follows:

    [            ], 2001 at [       ], local time
    [            ]
    [            ]

     The directors and executive officers of LifeMinders currently exercise voting control over approximately 24.8% of LifeMinders common stock entitled to vote on the merger agreement.

                               VOTING AGREEMENTS

CROSS MEDIA

     Certain Cross Media stockholders have agreed in writing with LifeMinders to vote shares constituting 59.6% of the outstanding Cross Media common stock in favor of the merger agreement and the amendment and restatement of Cross Media's certificate of incorporation.

LIFEMINDERS

     Certain LifeMinders stockholders have agreed in writing with Cross Media to vote shares constituting approximately 24.5% of the outstanding LifeMinders common stock in favor of the merger agreement.

                             REASONS FOR THE MERGER

CROSS MEDIA

     The Cross Media board of directors recommends the merger because the board believes, among other reasons, that LifeMinders will:

     - complement Cross Media's proven marketing skills in both traditional and online direct marketing channels because of LifeMinders' extensive database and personalization capabilities;

     - provide Cross Media with access to LifeMinders' 20 million member database that will enable Cross Media to reduce customer acquisition costs and increase margins by targeting offers to LifeMinders' highly profiled members;

     - significantly strengthen the financial position of Cross Media with LifeMinders' strong balance sheet; and

     - provide funding to continue Cross Media's strategy of combining internal growth with growth through the acquisition of complementary businesses.

     In addition, the Cross Media board of directors believes that the cost of the merger in financial terms represents a reasonable investment by Cross Media in furthering its business strategy.

     To review Cross Media's reasons for the merger in greater detail, see page [ ].

LIFEMINDERS

     The LifeMinders board of directors recommends the merger because the board of directors believes that the merger provides benefits to its stockholders, including:

     - the creation of a stronger company that combines LifeMinders' proprietary technology, online direct marketing expertise, large membership base and substantial assets with Cross Media's established direct marketing operations;

     - the ability to retain ownership in a combined company that expects to continue LifeMinders' primary objective of becoming a leading online direct marketing company; and

     - the ability to receive a favorable return on their investment in LifeMinders common stock while also allowing those stockholders who want to continue their ownership interest or delay the taxation of gain on their stock to do so through electing to receive Cross Media common stock instead of cash.

     To review LifeMinders' reasons for the merger in greater detail, see page [ ].

                                 THE COMPANIES

CROSS MEDIA MARKETING CORPORATION
461 Fifth Avenue, 19th Floor
New York, New York 10017
(212) 752-2601

     Cross Media, a Delaware corporation, is a cross media direct marketing company that integrates sophisticated marketing skills with new technologies for the sale of multi-magazine subscription packages, discount buying club memberships and telecommunication services. Through inbound and outbound teleservices programs at Media Outsourcing, Inc., its principal operating business, Cross Media contacts and retains data on more than eleven million consumers annually.

LIFEMINDERS, INC.
13530 Dulles Technology Drive
Suite 500
Herndon, Virginia 20170
(703) 707-8261

     LifeMinders, a Delaware corporation, is an online direct marketing company. LifeMinders sends personalized email messages to more than 20 million members. LifeMinders has a large permission-based membership to which it distributes direct marketing messages via email. LifeMinders' ability to precisely target the interests of its members provides its partners with the opportunity to effectively reach specific audiences.

                 COMPARATIVE PER SHARE MARKET PRICE INFORMATION

     Since August 1, 2000, Cross Media common stock has been traded on the American Stock Exchange. From August 1, 2000 through December 28, 2000, Cross Media common stock traded under the symbol "SSM" and since December 29, 2000 has traded under the symbol "XMM." Prior to August 1, 2000, Cross Media common stock was quoted on the OTC Bulletin Board. Shares of LifeMinders common stock trade on the Nasdaq National Market under the symbol "LFMN."

     On July 18, 2001, the last full trading day prior to the public announcement of the original merger agreement, August 20, 2001, the last full trading day prior to the public announcement of the amended and restated merger
agreement, and [            ], 2001, the latest practicable date before the
printing of this document, the closing prices of Cross Media common stock and LifeMinders common stock were as follows:

                                                                                   PRO FORMA PRICE
                                                                                     EQUIVALENT
                                                   CROSS MEDIA     LIFEMINDERS     OF LIFEMINDERS
                                                   COMMON STOCK    COMMON STOCK     COMMON STOCK
                                                   ------------    ------------    ---------------
July 18, 2001....................................     $1.99           $1.75             $2.57
August 20, 2001..................................     $1.40           $1.46             $1.89
[            , 2001].............................     $               $                 $

     The pro forma equivalent per share price of each share of LifeMinders common stock is the value of the Cross Media common stock that would be received for each share of LifeMinders common stock if the merger had been completed and shares of LifeMinders common stock had been exchanged for Cross Media common stock on the dates indicated. The pro forma equivalent per share price is calculated by multiplying the closing sale price per share of Cross Media common stock reflected in the table by 1.29, the per share stock exchange ratio in the merger.

     CROSS MEDIA AND LIFEMINDERS STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR CROSS MEDIA COMMON STOCK BEFORE VOTING SHARES OR, IN THE CASE OF LIFEMINDERS STOCKHOLDERS, MAKING AN ELECTION. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OF, OR MARKETS FOR, CROSS MEDIA COMMON STOCK.

     The 1.29 stock exchange ratio fixed by the merger agreement will not change even if the market prices of Cross Media and LifeMinders common stock change, but can adjust for other reasons. For this reason, the market price of the shares of Cross Media common stock that holders of LifeMinders common stock will receive in the merger may vary significantly from the market price of the shares of Cross Media common stock that holders of LifeMinders common stock would receive if the merger were consummated on the date of this joint proxy statement/prospectus. See page [ ] for a discussion of the factors that can cause the aggregate merger consideration to adjust.

               SELECTED HISTORICAL FINANCIAL DATA OF CROSS MEDIA

     The following selected historical consolidated financial data should be read in conjunction with Cross Media's consolidated financial statements included in this joint proxy statement/prospectus and related notes and Cross Media's "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included in this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999 and 2000, are derived from the consolidated financial statements of Cross Media which have been audited by Grant Thornton LLP, independent accountants, and are included in this joint proxy statement/prospectus. The consolidated statement of operations data for the year ended December 31, 1998 have been derived from Cross Media's audited consolidated financial statements that are not included in this joint proxy statement/prospectus. The selected financial data for the six-month periods ended June 30, 2000 and 2001, and as of June 30, 2001, have been derived from Cross Media's unaudited financial statements, which are included in this joint proxy statement/prospectus and the unaudited consolidated balance sheet data as of June 30, 2000 has been derived from Cross Media's unaudited consolidated financial statements that are not included in this joint proxy statement/prospectus and in the opinion of Cross Media's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of Cross Media for those periods in accordance with accounting principles generally accepted in the United States of America. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                 FOR THE
                                                        FOR THE                 SIX MONTHS
                                                YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                              ---------------------------   ------------------
                                               1998     1999       2000       2000      2001
                                              ------   -------   --------   --------   -------
                                                                               (UNAUDITED)
                                               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues(1).................................  $   --   $    --   $ 55,488   $ 27,086   $43,278
Operating income (loss).....................    (320)   (9,540)        77      2,696     4,486
Net income (loss)...........................    (320)   (9,510)    (4,986)      (466)    2,827
Preferred dividends.........................      --        --    (39,603)   (31,866)   (1,258)
Net income (loss) to common stockholders....  $ (320)  $(9,510)  $(44,589)  $(32,332)  $ 1,569
                                              ======   =======   ========   ========   =======
Basic net income (loss) per share...........  $(0.18)  $ (0.80)  $  (1.84)  $  (1.58)  $  0.05
                                              ======   =======   ========   ========   =======
Basic shares outstanding....................   1,729    11,852     24,284     20,430    34,193
                                              ======   =======   ========   ========   =======
Diluted net income (loss) per share.........  $(0.18)  $ (0.80)  $  (1.84)  $  (1.58)  $  0.04
                                              ======   =======   ========   ========   =======
Diluted shares outstanding..................   1,729    11,852     24,284     20,430    36,480
                                              ======   =======   ========   ========   =======

                                                     DECEMBER 31,                JUNE 30,
                                              ---------------------------   ------------------
                                               1998     1999       2000       2000      2001
                                              ------   -------   --------   --------   -------
                                                                               (UNAUDITED)
                                                           (AMOUNTS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets................................  $  344   $ 1,056   $ 43,944   $ 43,079   $51,665
Working capital.............................     207      (166)     5,093      7,227     7,583
Mandatorily redeemable preferred stock......      --        --      6,245      5,281        --
Stockholders' equity........................     275       533      9,640      8,949    19,922

---------------
(1) There were no revenues for the fiscal years ended December 31, 1998 and 1999, as revenues relate to the operations of Media Outsourcing (successor to Direct Sales International), which Cross Media acquired on January 28, 2000.

               SELECTED HISTORICAL FINANCIAL DATA OF LIFEMINDERS

     The following selected historical consolidated financial data should be read in conjunction with LifeMinders' consolidated financial statements and notes thereto and LifeMinders' "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this joint proxy statement/prospectus. The summary historical consolidated balance sheet data as of December 31, 1999 and 2000, and the summary historical consolidated statement of operations data for each of the years ended December 31, 1998, 1999 and 2000, have been derived from LifeMinders' audited consolidated financial statements that are included elsewhere in this joint proxy statement/prospectus. The summary historical consolidated balance sheet data as of December 31, 1996, 1997 and 1998, and the summary historical consolidated statement of operations data for the period August 9, 1996 (Inception) to December 31, 1996, and for the year ended December 31, 1997, have been derived from LifeMinders' audited consolidated financial statements that are not included in this joint proxy statement/prospectus. PricewaterhouseCoopers LLP has audited the consolidated financial statements as of December 31, 1996, 1997, 1998, 1999 and 2000, and for the period from August 9, 1996 (Date of Inception) to December 31, 1996 and for the years ended December 31, 1997, 1998, 1999 and 2000. The selected historical consolidated financial data for the six-month periods ended June 30, 2000 and 2001, and as of June 30, 2001, have been derived from LifeMinders' unaudited consolidated financial statements that are included elsewhere in this joint proxy statement/prospectus and the summary historical consolidated balance sheet data as of June 30, 2000 has been derived from LifeMinders unaudited consolidated financial statements that are not included in this joint proxy statement/prospectus and in the opinion of LifeMinders' management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of LifeMinders for those periods in accordance with accounting principles generally accepted in the United States of America. Historical results are not necessarily indicative of the results to be expected in the future.

                                        FOR THE
                                      PERIOD FROM
                                     AUGUST 9, 1996
                                        (DATE OF                                                      FOR THE
                                     INCEPTION) TO              FOR THE YEAR ENDED                  SIX MONTHS
                                      DECEMBER 31,                 DECEMBER 31,                   ENDED JUNE 30,
                                     --------------   ---------------------------------------   -------------------
                                          1996         1997     1998       1999       2000        2000       2001
                                     --------------   ------   -------   --------   ---------   --------   --------
                                                                                                    (UNAUDITED)
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  Advertising......................      $   --       $   67   $    57   $  9,446   $  45,814   $ 20,852   $  6,933
  Opt-in...........................          --           --        --      4,573       6,573      5,093        414
  Consulting(1)....................          --           --        --         --       1,539         --         --
                                         ------       ------   -------   --------   ---------   --------   --------
     Total revenue.................          --           67        57     14,019      53,926     25,675      7,347
Cost of revenue:
  Cost of revenue..................          --           37        60        966       6,873      2,295      4,339
  Impairment of long-lived
     assets(2).....................          --           --        --         --       5,969         --      2,497
                                         ------       ------   -------   --------   ---------   --------   --------
     Total cost of revenue.........          --           37        60        966      12,842      2,295      6,836
Gross margin (loss)................          --           30        (3)    13,053      41,084     23,380        511
                                         ------       ------   -------   --------   ---------   --------   --------
Operating expenses:
  Sales and marketing..............          16          147       869     38,648      70,897     44,401     11,356
  Research and development.........          10          241       374      1,963       7,758      3,277      2,607
  General and administrative.......           9          127       718      4,396      17,274      6,916      7,097
Amortization of goodwill(1)........          --           --        --         --       9,571      2,309         --
Depreciation and amortization(1)...          --           --         8        185       2,829        750      2,222
Impairment of long-lived
  assets(2)........................          --           --        --         --      48,017         --     15,526
Restructuring charge(3)............          --           --        --         --          --         --     14,248
                                         ------       ------   -------   --------   ---------   --------   --------
     Total operating expenses......          35          515     1,969     45,192     156,346     57,653     53,056
                                         ------       ------   -------   --------   ---------   --------   --------

                                        FOR THE
                                      PERIOD FROM
                                     AUGUST 9, 1996
                                        (DATE OF                                                      FOR THE
                                     INCEPTION) TO              FOR THE YEAR ENDED                  SIX MONTHS
                                      DECEMBER 31,                 DECEMBER 31,                   ENDED JUNE 30,
                                     --------------   ---------------------------------------   -------------------
                                          1996         1997     1998       1999       2000        2000       2001
                                     --------------   ------   -------   --------   ---------   --------   --------
                                                                                                    (UNAUDITED)
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Loss from operations...............         (35)        (485)   (1,972)   (32,139)   (115,262)   (34,273)   (52,545)
Interest income, net...............          --            6        25        529       5,779      2,979      1,625
Gain on sale of assets.............          --           --        --         --          --         --        229
Loss from investment in
  unconsolidated entities..........          --           --        --         --         (25)       (25)        --
                                         ------       ------   -------   --------   ---------   --------   --------
Net loss...........................         (35)        (479)   (1,947)   (31,610)   (109,508)   (31,319)   (50,691)
Accretion on mandatorily redeemable
  convertible preferred stock......          --           --      (157)    (1,155)         --         --         --
                                         ------       ------   -------   --------   ---------   --------   --------
Net loss available to common
  stockholders.....................      $  (35)      $ (479)  $(2,104)  $(32,765)  $(109,508)  $(31,319)  $(50,691)
                                         ======       ======   =======   ========   =========   ========   ========
Basic and diluted net loss per
  common share.....................      $(0.04)      $(0.19)  $ (0.64)  $  (6.26)  $   (4.59)  $  (1.37)  $  (1.94)
                                         ======       ======   =======   ========   =========   ========   ========
Weighted average common shares
  outstanding (basic and
  diluted).........................         798        2,530     3,275      5,231      23,855     22,851     26,079
                                         ======       ======   =======   ========   =========   ========   ========

                                                            DECEMBER 31,                             JUNE 30,
                                        -----------------------------------------------------   ------------------
                                             1996        1997     1998      1999       2000       2000      2001
                                        --------------   -----   -------   -------   --------   --------   -------
                                                                                                   (UNAUDITED)
                                                                  (AMOUNTS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
Cash and cash equivalents.............       $ --        $ 793   $   232   $55,524   $ 42,771   $ 62,105   $53,791
Working capital (deficit).............        (25)         744      (245)   60,628     67,469     91,758    50,492
Total assets..........................         --          797       278    76,857    114,536    173,008    59,935
Long-term obligations.................         --           --        --     1,020        712      2,401        50
Mandatorily redeemable convertible
  preferred stock.....................         --          866     2,023        --         --         --        --
Stockholders' equity (deficit)........       $(25)       $(118)  $(2,222)  $65,677   $103,169   $149,932   $53,654

---------------
(1) LifeMinders acquired four businesses in 2000. The acquisitions were accounted for using the purchase method of accounting, which resulted in the recording of approximately $51.2 million of goodwill and approximately $15.1 million of other intangible assets. In addition to the amortization of goodwill, cost of revenue and depreciation and amortization expense include approximately $0.8 million and $1.6 million, respectively, of amortization expense related to other intangible assets. Revenue generated from the acquired businesses during 2000 was approximately $1.5 million.

(2) In December 2000, LifeMinders recorded an impairment charge of approximately $54.0 million, of which approximately $6.0 million is recorded in cost of revenue, in connection with its decision not to pursue the development and expansion of its wireless segment and write-down of other long-lived impaired assets. Prior to June 30, 2001, LifeMinders began negotiations to merge with Cross Media, and on July 18, 2001, LifeMinders and Cross Media entered into a merger agreement which was amended and restated on August 20, 2001. Based on the value of the proposed merger transaction, LifeMinders determined that the carrying value of its long-lived assets as of June 30, 2001, exceeded their fair value. LifeMinders calculated and recorded an impairment charge of approximately $18.0 million during the six-month period ended June 30, 2001, of which approximately $2.5 million is recorded in cost of revenue.

(3) During the six months ended June 30, 2001, LifeMinders undertook a restructuring plan to reduce costs and focus its efforts on reducing operating losses, while evaluating strategic alternatives. In connection with that plan, restructuring charges totaling approximately $14.2 million were recorded during the period.

         SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     This unaudited pro forma combined condensed selected information is included for illustrative purposes only. It does not necessarily indicate what the operating results or financial position of the combined company would have been if the merger had been completed at the dates indicated. Moreover, this information does not necessarily indicate what the future operating results or financial position of the combined company will be. You should read this unaudited pro forma combined condensed selected financial information in conjunction with the "Unaudited Pro Forma Combined Condensed Financial Information" included elsewhere in this joint proxy statement/prospectus. This unaudited pro forma combined condensed selected financial information does not reflect any adjustments to conform to accounting practices, except for certain reclassifications, or any cost savings or other synergies which may result from the merger. For a discussion of the assumptions and adjustments made in the preparation of this selected unaudited pro forma combined condensed financial
data, see pages [     ]. The unaudited pro forma results of operations data
gives effect to the merger as if it occurred at the beginning of the periods for the periods ended December 31, 2000 and June 30, 2001, respectively. The unaudited pro forma balance sheet data gives effect to the merger as if it had occurred on June 30, 2001.

                                                              FOR THE YEAR   FOR THE SIX
                                                                 ENDED       MONTHS ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                                  2000           2001
                                                              ------------   ------------
COMBINED STATEMENT OF OPERATIONS DATA:
Revenues, net...............................................   $ 109,414       $ 50,625
Operating loss..............................................    (106,803)       (39,704)
Net loss....................................................    (105,344)       (39,509)
Preferred dividends.........................................     (39,348)        (1,006)
Net loss available to common stockholders...................   $(145,459)      $(40,515)
                                                               =========       ========
Net loss per applicable common share
  Basic and diluted.........................................   $   (3.00)      $  (0.69)
                                                               =========       ========
Weighted average common shares
  Basic and diluted.........................................      48,466         58,611
                                                               =========       ========

                                                                               JUNE 30,
                                                                                 2001
                                                                             ------------
COMBINED BALANCE SHEET DATA:
Cash........................................................                   $ 25,099
Total assets................................................                     89,749
Working capital.............................................                     28,082
Stockholders' equity........................................                     52,232

                           COMPARATIVE PER SHARE DATA

     The following table shows comparative per share net income (loss) and book value data. The LifeMinders pro forma equivalent information assumes an exchange ratio of approximately 1.29 shares of Cross Media common stock for each share of LifeMinders common stock.

     The pro forma and the pro forma equivalent data presented below is for your information only. It does not necessarily indicate the results of operations or the combined financial position that would have resulted had Cross Media and LifeMinders completed the merger at the times indicated, and is not necessarily indicative of the future results of operations or the combined financial position of the combined company.

     You should read the information shown below in conjunction with the historical consolidated financial statements of Cross Media and LifeMinders and the notes provided with them, all of which are included elsewhere in this joint proxy statement/prospectus.

     Neither Cross Media nor LifeMinders has declared any dividends during the periods presented.

                                                            FOR THE YEAR          FOR THE SIX MONTHS
                                                                ENDED                    ENDED
                                                          DECEMBER 31, 2000          JUNE 30, 2001
                                                       -----------------------    -------------------
NET INCOME (LOSS) PER COMMON SHARE -- BASIC:
  Cross Media -- historical..........................          $(1.84)                  $ 0.05
  LifeMinders -- historical..........................           (4.59)                   (1.94)
  Cross Media and LifeMinders -- pro forma...........           (3.00)                   (0.69)
  LifeMinders -- pro forma equivalent................           (3.55)                   (1.50)
NET INCOME (LOSS) PER COMMON SHARE -- DILUTED:
  Cross Media -- historical..........................           (1.84)                    0.04
  LifeMinders -- historical..........................           (4.59)                   (1.94)
  Cross Media and LifeMinders -- pro forma...........           (3.00)                   (0.69)
  LifeMinders -- pro forma equivalent................           (3.55)                   (1.50)

                                                 JUNE 30,
                                                   2001
                                                 ---------
BOOK VALUE PER COMMON SHARE:
  Cross Media -- historical....................    $0.40
  LifeMinders -- historical....................     2.02
  Cross Media and LifeMinders -- pro forma.....     0.85
  LifeMinders -- pro forma equivalent..........     1.56

                               DIVIDEND POLICIES

     Cross Media has never paid or declared any dividends on its common stock and does not contemplate paying any dividends in the foreseeable future. Cross Media currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration, payment and amount of dividends in the future is within the discretion of Cross Media's board of directors and will depend upon Cross Media's earnings, capital requirements, financial condition restrictions under financing documents and other relevant factors. Cross Media is restricted from paying dividends on the common stock unless all accrued and unpaid cumulative dividends on the outstanding Series A convertible preferred stock have been paid or set apart for payment. As described on page [ ], Cross Media has entered into an agreement under which, simultaneously with the completion of the merger, all of the Series A convertible preferred stock will be converted into Cross Media common stock and/or redeemed, thereby eliminating this dividend payment restriction upon completion of the merger.

     LifeMinders has never declared or paid any cash dividends on its common stock or other securities. The declaration, payment and amount of dividends is within the discretion of LifeMinders' board of directors. If the merger does not occur, the current board of directors does not anticipate paying cash dividends in the future, except pursuant to a plan of liquidation if the LifeMinders' board of directors were to make a determination to liquidate LifeMinders.

                                  RISK FACTORS

     IN CONSIDERING WHETHER TO APPROVE THE MERGER AND, FOR LIFEMINDERS STOCKHOLDERS, WHETHER TO ELECT TO CONVERT YOUR SHARES OF LIFEMINDERS COMMON STOCK INTO CASH, CROSS MEDIA COMMON STOCK OR THE PRESCRIBED MIX OF CASH AND CROSS MEDIA COMMON STOCK, YOU SHOULD CONSIDER CAREFULLY THE RISKS WE HAVE DESCRIBED BELOW.

RISKS RELATING TO THE MERGER

THE VALUE OF THE AGGREGATE MERGER CONSIDERATION WILL DEPEND ON THE MARKET PRICE OF THE CROSS MEDIA COMMON STOCK ON THE DATE ON WHICH THE MERGER IS COMPLETED.

     Under the terms of the amended and restated merger agreement, Cross Media will pay a total of $24 million in cash and issue approximately 22.3 million shares of its common stock, assuming that there is no cash shortfall, that no LifeMinders' stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration. The value of the aggregate merger consideration will depend upon the market price of Cross Media common stock on the date on which the merger is completed. Therefore, LifeMinders stockholders will not know the value of the aggregate merger consideration at the time they vote on the merger or elect the form of merger consideration they will receive.

     The market price of Cross Media common stock fluctuates and has declined substantially since July 18, 2001, the date on which the original merger agreement was signed. The market price of Cross Media common stock on the date the merger is completed could be lower, and may be significantly lower, than the market price of Cross Media common stock on July 18, 2001, which would result in a lower aggregate merger consideration payable to LifeMinders securityholders.

THE VALUE OF THE PER SHARE CONSIDERATION TO BE PAID TO LIFEMINDERS STOCKHOLDERS WHO RECEIVE CROSS MEDIA COMMON STOCK IN THE MERGER CANNOT CURRENTLY BE DETERMINED AND WILL VARY DEPENDING ON THE ELECTION THAT A LIFEMINDERS STOCKHOLDER MAKES.

     Since the value of the Cross Media common stock being issued in the merger will depend on the market price of Cross Media common stock on the date on which the merger is completed, the value of the per share consideration to be received by LifeMinders stockholders who receive all or a portion of the merger consideration in shares of Cross Media common stock cannot currently be determined. The per share cash consideration is based on a fixed exchange ratio and will not vary if the market price of the Cross Media common stock changes. Therefore, the value of the per share merger consideration that LifeMinders stockholders receive in the merger will likely vary among LifeMinders stockholders depending on which form of merger consideration that a LifeMinders stockholder elects to receive.

THE VALUE OF THE PER SHARE STOCK CONSIDERATION MAY BE LESS THAN THE VALUE OF THE PER SHARE CONSIDERATION PAID TO LIFEMINDERS STOCKHOLDERS WHO ELECT TO RECEIVE ALL OR A PORTION OF THE MERGER CONSIDERATION IN CASH.

     The value of the per share merger consideration was determined based on a market price of Cross Media common stock of $1.9845 per share, which was the average last sale price of Cross Media common stock for the 20 trading days immediately preceding the date of the original merger agreement. Therefore, the value of the per share merger consideration received by stockholders electing to receive all or a portion of the merger consideration in shares of Cross Media common stock will be less, and could be significantly less, than the per share merger consideration received by LifeMinders stockholders electing to receive all cash, if the market price per share of Cross Media common stock is less than $1.9845 on the date the merger is completed.

     Using a per share price of $[  ], the closing price of Cross Media common
stock as of [            ], 2001, the last practicable date prior to the
printing of this joint proxy statement/

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

prospectus, the value of the per share merger consideration that a LifeMinders stockholder who elects to receive only Cross Media common stock would receive
would be $[       ]. Using the same per share price, the value of the per share merger consideration that a LifeMinders stockholder electing to receive the
prescribed mix would be $[          ]. LifeMinders stockholders who receive all
cash in the merger would be paid $2.57 per share of LifeMinders common stock. LifeMinders stockholders are urged to obtain a current market quotation for Cross Media common stock prior to electing the form of merger consideration they will receive in the merger.

THE AGGREGATE MERGER CONSIDERATION WILL BE REDUCED IF LIFEMINDERS' NET CASH AND NET CASH EQUIVALENTS AT AUGUST 31, 2001 ARE LESS THAN $48.9 MILLION.

     If LifeMinders has net cash and cash equivalents, as defined on page [ ], of less than $48.9 million on August 31, 2001, the aggregate merger consideration to be paid to LifeMinders securityholders will be reduced by the amount that net cash and cash equivalents are below $49 million on that date, up to $1.75 million. In the event of a reduction in the aggregate merger consideration resulting from a cash shortfall, the cash portion of the merger consideration will be reduced by an amount equal to approximately 33.3% of the reduction, and the stock portion of the merger consideration will be reduced by approximately that number of shares equal to 66.7% of the reduction divided by $1.9845. The determination of LifeMinders' net cash and cash equivalents as of August 31, 2001 will only be an estimate and LifeMinders' actual net cash and cash equivalents may be less.

     Cross Media has the option to terminate the merger agreement if LifeMinders' net cash and cash equivalents are less than $47.25 million at August 31, 2001. If Cross Media elects not to exercise its option to terminate and proceeds with the merger, the reduction of the merger consideration to be paid by Cross Media will be less than the net cash and cash equivalents shortfall.

     For further discussion about the possible adjustments to the merger consideration, see page [ ].

LIFEMINDERS STOCKHOLDERS WHO ELECT TO RECEIVE ALL CASH IN THE MERGER ARE LIKELY TO RECEIVE A PORTION OF THE MERGER CONSIDERATION IN CROSS MEDIA COMMON STOCK.

     Cross Media will not pay more than $24 million of the merger consideration in cash, plus a portion of the proceeds from the exercise of certain options to purchase LifeMinders common stock, less any reduction resulting from a cash shortfall. If elections made by LifeMinders stockholders would require Cross Media to pay more than the aggregate cash portion of the merger consideration, the amount of cash received by those LifeMinders stockholders making all cash elections will be reduced, with the difference being paid out in the form of Cross Media common stock, valued at $1.9845 for this purpose. Accordingly, the higher the percentage of LifeMinders stockholders electing to receive all cash or the prescribed mix of cash and Cross Media common stock, the greater the reduction of the cash portion of the merger consideration that will be paid to those LifeMinders stockholders electing to receive all cash. At the time LifeMinders stockholders electing to receive all cash vote on the merger and make elections, such stockholders will not know the portion of the merger consideration that will be paid in cash. Unless some LifeMinders stockholders elect to receive or are deemed to have elected to receive only Cross Media common stock, the ratio of cash to stock that LifeMinders stockholders electing to receive all cash will receive will not be significantly greater than that of the LifeMinders stockholders electing the prescribed mix of cash and Cross Media common stock.

LIFEMINDERS HAS THE RIGHT TO TERMINATE THE MERGER AGREEMENT BASED ON THE MARKET PRICE OF CROSS MEDIA COMMON STOCK ONLY IF THE MARKET PRICE DROPS BELOW $1.0915 FOR MORE THAN 10 CONSECUTIVE TRADING DAYS.

     A reduction in the market price of Cross Media common stock could cause some LifeMinders stockholders to vote against adoption of the amended and restated merger agreement. LifeMinders does not have any right to terminate the merger agreement based on the market price of Cross Media common stock, unless the volume weighted average closing price for Cross Media common stock over any 10 consecutive trading days between July 18, 2001 and the closing date of the merger is less than $1.0915 per share.

CROSS MEDIA INTENDS TO FILE A REGISTRATION STATEMENT TO REGISTER FOR RESALE APPROXIMATELY 36 MILLION SHARES OF ITS COMMON STOCK, WHICH MAY CAUSE THE MARKET PRICE OF THE CROSS MEDIA COMMON STOCK TO DECLINE.

     Current Cross Media stockholders have the right to require Cross Media to register for resale a substantial number of shares of common stock or shares of common stock into or for which their convertible securities, options or warrants are convertible or exercisable, which may facilitate the sale of these shares in the public market. Cross Media intends to file one or more registration statements prior to the closing of the merger to register approximately 36 million shares of Cross Media common stock, and to cause such registration statements to become effective as soon as practicable following filing. As a result, a substantial number of shares of Cross Media common stock in relation to the public float of Cross Media common stock will become eligible for sale in the public market. As a result of future sales of such common stock, or the perception that these sales could occur, the market price of Cross Media common stock may decline and could decline significantly before or at the time the merger is completed or immediately thereafter. See "Description of Cross Media Capital Stock."

IF LIFEMINDERS STOCKHOLDERS WHO RECEIVE CROSS MEDIA COMMON STOCK IN THE MERGER SELL THAT STOCK IMMEDIATELY, IT COULD CAUSE A DECLINE IN THE MARKET PRICE OF CROSS MEDIA COMMON STOCK.

     All of the shares of Cross Media common stock to be issued in the merger will be registered with the SEC and therefore will be immediately available for resale in the public market, except that shares issued in the merger to LifeMinders stockholders who are affiliates of LifeMinders before the merger or who become affiliates of Cross Media after the merger will be subject to certain restrictions on transferability. The number of shares of Cross Media common stock to be issued to LifeMinders stockholders in connection with the merger and immediately available for resale will be substantial compared to the number of shares of Cross Media common stock currently in the public market. LifeMinders stockholders who are not affiliates may elect to sell the stock they receive immediately after the merger. As a result of future sales of such common stock, or the perception that these sales could occur, the market price of Cross Media common stock may decline and could decline significantly before or at the time the merger is completed or immediately thereafter. If this occurs, or if other holders of Cross Media common stock sell significant amounts of Cross Media common stock immediately after the merger is completed, it is likely that these sales would cause a decline in the market price of Cross Media common stock.

THE ANTICIPATED TAX TREATMENT OF THE MERGER MAY NOT BE SUSTAINED.

     Both Cross Media and LifeMinders anticipate that the merger will qualify as a "reorganization" for federal income tax purposes, so that LifeMinders stockholders receiving Cross Media common stock in exchange for their LifeMinders common stock may defer tax on all or a portion of any gain realized on the exchange. It is anticipated that each of Cross Media and LifeMinders will receive an opinion from its respective counsel that the merger will qualify as a reorganization. However, factual developments could make it uncertain whether the merger would so qualify. In addition, an opinion, though received, might be disputed by the Internal Revenue Service. Neither Cross Media nor LifeMinders can assure you that the merger will qualify as a reorganization.

THE ANTICIPATED BENEFITS OF THE MERGER MAY NOT BE REALIZED IN A TIMELY FASHION, OR AT ALL, AND CROSS MEDIA'S OPERATIONS MAY BE ADVERSELY AFFECTED IF THE OPERATION OF LIFEMINDERS' BUSINESS DIVERTS TOO MUCH ATTENTION AWAY FROM CROSS MEDIA'S EXISTING BUSINESS.

     The success of the merger will depend, in part, on Cross Media's ability to realize the anticipated revenue enhancements, growth opportunities and synergies of combining with LifeMinders and effectively utilize the net cash and other resources Cross Media will have following the merger. The merger involves risks related to the integration and management of acquired technology and operations and personnel. The integration of the businesses will be a complex, time-consuming and potentially expensive process and may disrupt Cross Media's business if not completed in a timely and efficient manner. Some of the difficulties that may be encountered by the combined company include:

     - potential conflicts in distribution, marketing or other important relationships;

     - the diversion of management's attention from other ongoing business concerns;

     - the inability to utilize the acquired member database and technology effectively to grow Cross Media's business; and

     - potential conflicts between business cultures.

     Moreover, Cross Media and LifeMinders believe that the success of the combined businesses is dependent, in part, on a strong media advertising market, of which there can be no assurance. These factors could contribute to the combined company not achieving the expected benefits from the merger in a timely fashion, or at all.

     If Cross Media's management focuses too much time, money and effort to integrate LifeMinders' operations and assets, they may not be able to execute Cross Media's overall business strategy.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT CROSS MEDIA'S OR LIFEMINDERS' STOCK PRICES, FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, Cross Media and LifeMinders may be subject to a number of material risks, including the following:

     - LifeMinders may be required, under certain circumstances, to pay to Cross Media a termination fee of up to $2.8 million;

     - Both companies may experience a negative reaction, from both the financial markets and customers of each company, to the termination of the merger; and

     - Each company must pay the costs related to the merger, such as amounts payable to legal and financial advisors and independent accountants, even if the merger is not completed.

THE LIFEMINDERS' BOARD OF DIRECTORS HAS DETERMINED THAT THE CROSS MEDIA MERGER IS IN THE BEST INTERESTS OF ALL OF THE LIFEMINDERS STOCKHOLDERS; HOWEVER, INDIVIDUAL LIFEMINDERS STOCKHOLDERS MAY NOT HAVE AN OPPORTUNITY TO CONSIDER OR VOTE UPON AN ALTERNATIVE TRANSACTION.

     Under the amended and restated merger agreement, LifeMinders is obligated to complete the merger with Cross Media unless, among other things, the LifeMinders board of directors determines in good faith, after receipt of advice from outside counsel, that the failure to terminate the merger agreement would likely be inconsistent with the fiduciary duties of LifeMinders' directors to the LifeMinders stockholders under applicable law with respect to a superior proposal. Therefore, even though LifeMinders may receive communications from other parties regarding possible alternative transactions, LifeMinders may not be able to pursue alternative transactions that an individual LifeMinders stockholder finds to be more favorable to such individual stockholder's interests than the Cross Media merger. LifeMinders stockholders that vote against adoption of the amended and restated merger agreement will not have appraisal rights in connection with the merger. See "The Merger" for additional information about LifeMinders' right to consider and pursue alternative transactions.

RISKS RELATING TO CROSS MEDIA

CROSS MEDIA HAS A LIMITED OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE ITS PROSPECTS.

     Cross Media developed its present business strategy in 1999, completed its first acquisition in January 2000 and opened its first company-owned call center and undertook its first e-mail campaign in the last quarter of 2000. Therefore, Cross Media has a limited history of operations under its present business strategy upon which the likelihood of its success can be evaluated. The implementation of a new business strategy frequently involves risks, expenses and uncertainties that may adversely affect Cross Media's business, results of operations, financial condition and prospects.

CROSS MEDIA HAS A HISTORY OF LOSSES, PRIMARILY AS A RESULT OF NON-CASH CHARGES AND INTEREST EXPENSE, AND MAY INCUR FUTURE LOSSES.

     Cross Media's net losses available to common stockholders for the year ended December 31, 2000 were $44.6 million, or $1.84 per share. Cross Media's net losses were primarily as a result of dividends on its preferred stock of $39.6 million and $1.1 million, including non-cash dividends of $38.7 million and $0.9 million. Non-cash dividends represent the accretion of the difference between the carrying value and the mandatory redemption amounts of preferred stock that resulted from allocating a portion of the proceeds to common stock, common stock purchase warrants, and the beneficial conversion features of the shares. Cross Media may incur additional non-cash dividends in connection with the Series A agreement if the merger is not completed.

     If Cross Media's net revenues grow more slowly than it anticipates, or if its operating expenses exceed its expectations, Cross Media's business, results of operations, financial condition and prospects would be materially and adversely affected. Although Cross Media realized net income during the first six months of 2001, there can be no assurance that Cross Media will continue to realize net income.

CROSS MEDIA MAY NEED ADDITIONAL FINANCING TO IMPLEMENT ITS STRATEGY AND EXPAND ITS BUSINESS.

     Cross Media may need additional debt or equity financing to pursue its strategy of expanding its business through the acquisition of companies whose businesses are strategically appropriate for it or for its existing operations. Although Media Outsourcing, Cross Media's principal subsidiary, has in the past generated positive cash flow, Cross Media's credit facility limits the amount of distributions Media Outsourcing can make to Cross Media. Any financing that Cross Media needs may not be available at all and, if available, may not be available on terms that are acceptable to Cross Media. The failure to obtain financing on a timely basis, or on economically favorable terms, could prevent Cross Media from continuing its strategy or from responding to changing business or economic conditions, and could cause Cross Media to experience difficulty in withstanding adverse operating results or competing effectively.

     If Cross Media raises additional funds by issuing equity securities, Cross Media stockholders may experience dilution of their ownership interest. Moreover, Cross Media could issue preferred stock that has rights senior to those of its common stock. If Cross Media raises funds by issuing debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and lenders may place limitations on Cross Media's operations.

CROSS MEDIA IS SUBJECT TO RESTRICTIVE CREDIT FACILITY COVENANTS WHICH COULD HARM ITS FINANCIAL STATUS AND HAVE A NEGATIVE IMPACT ON ITS STOCK PRICE.

     In January 2000, Cross Media entered into an agreement with Coast Business Credit to provide a credit facility to finance the acquisition of its magazine subscription teleservicing business and the ongoing working capital needs of Media Outsourcing. Cross Media has guaranteed Media Outsourcing's obligations under the Coast credit facility and all of Media Outsourcing's assets are pledged to Coast to secure its obligations under the Coast facility.

     Under the agreement with Coast, Cross Media is required, among other things, to maintain a consolidated net worth of not less than $9 million and excess borrowing availability of $750,000. If Cross Media cannot satisfy these or other covenants under the Coast facility, Cross Media will be required to seek a waiver or amendment from Coast. In May 2001, Coast waived the requirement that Cross Media maintain a minimum tangible net worth through March 31, 2001 and waived any violation of the limitation on distributions by Media Outsourcing to Cross Media with respect to a $1 million distribution in February 2001. Although Cross Media expects to be in compliance with the provisions of the Coast facility agreement going forward, if it should require waivers or amendments to the agreement, there can be no assurance that Coast will agree. If Cross Media defaults in performing its obligations to Coast,
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

Coast would be entitled to accelerate the maturity of outstanding indebtedness under the credit facility, $14.6 million as of June 30, 2001, and to enforce its security interest in Media Outsourcing's assets.

IF CROSS MEDIA IS UNABLE TO COLLECT ITS RECEIVABLES IN A TIMELY MANNER, ITS CASH FLOW FROM OPERATIONS WILL BE NEGATIVELY IMPACTED.

     Cross Media is subject to the risks associated with selling products on credit, including delays in collection or uncollectibility of accounts receivable. If Cross Media experiences significant delays in collection or uncollectibility of accounts receivable, its liquidity and working capital position could suffer.

IF SUBSCRIPTION CANCELLATION RESERVES ARE NOT ADEQUATE, CROSS MEDIA COULD BE REQUIRED TO INCREASE ITS RESERVES, WHICH WILL RESULT IN A REDUCTION OF REVENUES.

     Cross Media extends credit to subscribers who purchase multi-magazine subscription packages. Cross Media has established a reserve to cover subscription cancellation based upon its past history with magazine subscription orders. In the past, Cross Media has had to increase the reserves on its 20 pay contracts. If Cross Media's accounts subscription cancellation reserves are inadequate, it will be required to increase reserves, which will reduce revenues and could otherwise materially adversely effect Cross Media's results of operations.

THE NATURE OF CROSS MEDIA'S BUSINESS MAKES IT SUSCEPTIBLE TO AN ECONOMIC
SLOWDOWN.

     Cross Media's business may be adversely affected by periods of economic slowdown, inflation or recession, which may be accompanied by a decrease in the availability of consumer credit. Any material decline in the availability of consumer credit may result in a decrease in consumer demand to make credit card purchases, which could adversely affect the demand for Cross Media's products and services.

FUTURE GROWTH COULD PLACE SIGNIFICANT STRAIN ON CROSS MEDIA'S RESOURCES AND CROSS MEDIA MAY BE UNABLE TO MANAGE FUTURE GROWTH.

     Growth in Cross Media operations could place a significant strain on its operational systems and employee resources. As a result, Cross Media may have to implement new operational and financial systems, procedures and controls. In order to manage and accommodate its planned growth, if it occurs, Cross Media will need to continue to improve and adapt its financial planning, accounting systems, information systems and management structures. Cross Media will also need to expand, train, retain and manage its employee base. If Cross Media is unable to manage its growth effectively, its financial condition and results of operations could be materially adversely affected.

IF CROSS MEDIA ACQUIRES OR MAKES STRATEGIC INVESTMENTS IN OTHER BUSINESSES OR ACQUIRES OR LICENSES TECHNOLOGY AND OTHER ASSETS, IT MAY HAVE DIFFICULTY INTEGRATING THESE BUSINESSES, TECHNOLOGIES AND ASSETS OR GENERATING AN ACCEPTABLE RETURN ON ITS INVESTMENTS.

     Cross Media may acquire or enter into strategic relationships with other businesses and acquire or license technology and other assets. Cross Media cannot assure you that acquisition or licensing opportunities will be available on terms acceptable to it or at all. Any future acquisitions and strategic relationships will involve risks, including:

     - inability to raise the required capital;

     - difficulty in assimilating the acquired assets, operations and personnel;

     - disruption of ongoing business;

     - distraction of management from other responsibilities; and

     - lack of the necessary experience to enter new markets.

     Cross Media may not successfully overcome problems encountered in connection with potential acquisitions or licensing arrangements. In addition, acquisitions or strategic relationships could materially impair Cross Media's operating results, causing Cross Media to incur additional debt, or requiring Cross Media to amortize acquisition expenses and acquired assets.

THE LOSS OF CROSS MEDIA'S LARGEST CALL CENTERS WOULD LIKELY RESULT IN A REDUCTION OF REVENUES AND OTHERWISE ADVERSELY AFFECT OPERATING RESULTS.

     In the year ended December 31, 2000, two independent call centers accounted for approximately 35% of Cross Media's magazine subscription revenues. These call centers do not have any commitment to generate sales for Cross Media and could therefore, at any time, terminate their relationships with Cross Media without notice, which could have a material adverse effect on Cross Media's business.

GOVERNMENT REGULATION COULD ADD SIGNIFICANT ADDITIONAL COSTS TO CROSS MEDIA'S BUSINESS AND IMPOSE RESTRICTIONS ON ITS MARKETING PRACTICES WHICH COULD INTERFERE WITH CROSS MEDIA'S OPERATIONS AND HAVE A SIGNIFICANT ADVERSE EFFECT ON REVENUES.

     Laws and regulations applicable to direct marketing, telemarketing, Internet marketing, consumer protection and membership club services are becoming more prevalent. Each of the 50 states and the Federal government has laws regulating telemarketing, sweepstakes promotions, promotional incentives and advertising to consumers, which vary from state to state. While Cross Media reviews its telemarketing scripts and advertising copy to ensure that they comply with applicable laws, there is no guarantee that Federal or state authorities will not find that its marketing efforts do not comply with these laws. In addition, it is likely that additional Federal and/or state regulations regarding telemarketing, sweepstakes, e-mail marketing and other marketing practices engaged in by Cross Media will be enacted. If enacted, these regulations could have an adverse effect on revenues and result in additional expenses to Cross Media and could require Cross Media to refrain from engaging in specific activities or modify its business practices.

     The Federal Trade Commission is currently in the process of reviewing the provisions of the Telemarketing Sales Rule and Negative Option Rule to determine if any changes to the rule should be made. If the Federal Trade Commission determines that changes to the rule are necessary, changes could have a significant adverse effect on Cross Media's business.

     In 1999, Congress enacted the Deceptive Mail Prevention and Enforcement Act, which imposes various restrictions on the offering of sweepstakes through the mail. Additional sweepstakes legislation has been enacted or is pending in various states. This additional regulation could have an adverse impact on Cross Media's marketing activities.

     Federal and state authorities have also been investigating various companies' use of marketing practices, such as the use of personal information, magazine subscription agents' sweepstakes practices and the marketing of membership club services through the use of inbound and outbound telemarketing campaigns. These investigations could result in additional rules, regulations or industry standards, which could have an adverse impact on Cross Media's marketing practices. At least two of the state investigations have directly involved Memberworks, whose club memberships Cross Media is marketing. To the extent Cross Media derives revenue from the sale of memberships in the Memberworks club, there is a risk that Cross Media could be subject to investigation as well, which could have an adverse impact on it.

EXTENSIVE GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATED TO DOING BUSINESS ON THE INTERNET COULD LIMIT CROSS MEDIA'S SALES OR ADD SIGNIFICANT ADDITIONAL COSTS TO ITS BUSINESS.

     Laws and regulations directly applicable to Internet communications, commerce, marketing and data protection are becoming more prevalent. If any of these laws hinder the growth of Internet use generally or decreases the acceptance of the Internet as a medium of communications, commerce and marketing, Cross Media's business and prospects may suffer materially. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Other laws and regulations may be adopted covering issues such as user privacy, marketing activities, pricing, content, taxation and quality of products and services. The governments of some states and foreign countries have begun to regulate Cross Media's transactions and levy sales or other taxes relating to its activities and will likely continue to do so. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising and marketing services. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

     Laws and regulations governing the transmission of unsolicited email marketing messages are being considered in many jurisdictions. Legislation of that type has recently been adopted by numerous states, and similar legislation is pending in several states and in Congress. These laws could have an adverse impact on Cross Media's Internet marketing activities. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, Cross Media cannot be certain that similar legislation will not be enacted and upheld in the future.

CHANGES IN LAWS RELATING TO CONSUMER PRIVACY AND POTENTIALLY HEIGHTENED SCRUTINY OF CROSS MEDIA'S SERVICES COULD HARM ITS BUSINESS.

     There has been increasing public debate about the collection, distribution and use of information about consumers. Although this debate has primarily focused on information collected through the Internet, many of the issues apply to data gathered through other media. Cross Media interacts with consumers through its various direct marketing efforts, both online and offline. As a consequence of government regulation or evolving standards of consumer privacy protection, Cross Media may be required to make changes to its marketing media and platforms in ways that could diminish the effectiveness of its marketing efforts, which could harm its business. Recently Congress passed the Gramm-Leach-Bliley Act, which restricts the transfer of personal information, including credit card information, by financial institutions. The Federal Trade Commission is also considering regulations under that act. This could restrict Cross Media's ability to acquire personal information from financial institutions and thus adversely affect its direct marketing activities.

CROSS MEDIA HAS NOT MET ITS OBLIGATION TO REGISTER A SUBSTANTIAL NUMBER OF SHARES OF ITS COMMON STOCK AND COULD HAVE LIABILITY AS A RESULT.

     Cross Media has granted holders of a substantial number of shares of its common stock, including shares issuable upon exercise or conversion of options, warrants and other equity rights, the rights to have their shares included in one or more registration statements that were required to have been filed. Cross Media has not yet filed a registration statement covering these shares and may have liability as a result of its failure to timely file registration statement.

MARKET RELATED RISKS OF CROSS MEDIA

THE SUBSTANTIAL NUMBER OF OPTIONS AND WARRANTS TO PURCHASE CROSS MEDIA COMMON STOCK COULD RESULT IN DILUTION TO CROSS MEDIA STOCKHOLDERS.

     If the holders of the outstanding Cross Media options and common stock purchase warrants exercise those options and warrants, including those issuable in connection with the merger and warrants being issued as partial consideration for conversion of outstanding preferred stock, and the holders of all outstanding convertible securities converted them into common stock, Cross Media would be required to issue approximately 19.8 million additional shares of common stock, based on current exercise and conversion prices. The exercise of options and warrants and convertible rights, most of which have exercise prices or conversion rates below the current market price of Cross Media common stock, will result in dilution to Cross Media stockholders, including LifeMinders stockholders receiving Cross Media common stock in the merger.

OTHER RISKS RELATING TO CROSS MEDIA

BECAUSE OWNERSHIP OF CROSS MEDIA IS CONCENTRATED, A SMALL NUMBER OF STOCKHOLDERS EXERT SIGNIFICANT INFLUENCE OVER CROSS MEDIA.

     The five largest stockholders of Cross Media beneficially owned approximately 57% of Cross Media's issued and outstanding common stock as of August 1, 2001, and following the merger these stockholders will continue to own a controlling interest in Cross Media common stock. As a result, these stockholders have the ability to exert significant influence over Cross Media's business, including the election of directors and the approval of any other action requiring the approval of stockholders. This concentration of share ownership may:

     - delay or prevent a change of control of Cross Media;

     - impede a merger, consolidation, takeover or other business combination involving Cross Media; and/or

     - discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Cross Media.

PROVISIONS OF CROSS MEDIA'S CORPORATE CHARTER DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL.

     Cross Media's certificate of incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by Cross Media's board of directors, without further action by stockholders, and may include, among other things, voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. There is one series of preferred stock currently outstanding which has a preference over the common stock if Cross Media is liquidated. This series of preferred stock will be converted to common stock or redeemed simultaneously with the completion of the merger. In addition, specific rights granted to future holders of preferred stock could be used to restrict Cross Media's ability to merge with, or sell its assets to, a third party. The ability of Cross Media's board of directors to issue preferred stock could discourage, delay, or prevent a takeover of Cross Media, thereby preserving control by the current stockholders.

     As a Delaware corporation, Cross Media is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. Subject to exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. As a result of the application of Section 203, potential acquirers may be discouraged from attempting to acquire Cross Media, thereby possibly depriving its stockholders of acquisition opportunities to sell or otherwise dispose of its stock at above-market prices typical of acquisitions.

RISKS RELATED TO LIFEMINDERS

IF THE MERGER IS NOT COMPLETED, LIFEMINDERS MAY DISCONTINUE ITS OPERATIONS AND LIQUIDATE.

     If the merger is not completed and LifeMinders is unable to conclude that another sale or merger transaction would be in the best interests of its stockholders, the board of directors may determine that the best alternative is to discontinue operations, sell LifeMinders remaining non-cash assets and, after payment of all obligations, distribute the net proceeds to its stockholders. The amount and timing of any distributions to stockholders in a liquidation cannot be determined because they would depend on a variety of factors, including the amount of proceeds received from any asset sales or dispositions, the time and amount required to resolve outstanding obligations and the amount of any reserves for future contingencies. In addition, LifeMinders will have incurred substantial costs associated with the merger which will be payable regardless of whether the merger is consummated. Payment of these costs will reduce LifeMinders' remaining cash balance and the amount that would otherwise be distributable to LifeMinders' stockholders in a liquidation. In certain circumstances, LifeMinders is obligated to pay Cross Media a fee of $2.8 million if the merger agreement is terminated, which would further reduce LifeMinders' cash balance.

LIFEMINDERS HAS SCALED BACK ITS BUSINESS OPERATIONS AND HAS SIGNIFICANTLY REDUCED ITS WORK FORCE. LIFEMINDERS EXPECTS THAT THESE ACTIONS, COUPLED WITH CONTINUING WEAKNESS IN THE ONLINE ADVERTISING MARKET, WILL SIGNIFICANTLY REDUCE ANY FUTURE REVENUES.

     As announced on May 10, 2001, the LifeMinders' board of directors decided to significantly scale back its business operations and reduce its work force. LifeMinders believes that its revenues from online advertising and other existing lines of business for the foreseeable future will continue to decline substantially from that reported in prior periods. LifeMinders expects this decline because, among other reasons, it believes that:

     - the market for online advertising will continue to decline significantly;

     - opportunities for online advertising revenues will decline because the company will be producing and delivering a substantially lower number of emails;

     - LifeMinders does not expect to develop any new email products during this period; and

     - LifeMinders' management and other key employees will spend a significant portion of their time completing the merger, or in the event the merger is not completed, in identifying and evaluating strategic alternatives.

     In addition, LifeMinder's existing advertising customers may choose not to place online advertising with LifeMinders as a result of concerns about the future of its business operations.

LIFEMINDERS HAS INCURRED SIGNIFICANT LOSSES AND, IF THE MERGER IS NOT COMPLETED, EXPECTS CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

     LifeMinders has never achieved profitability and, if the merger is not completed and LifeMinders continues its operations, expects to continue to incur operating losses for the foreseeable future. As of June 30, 2001, LifeMinders had an accumulated deficit of $194.3 million. LifeMinders incurred net losses of $50.7 million for the six months ended June 30, 2001, and $109.5 million for the year ended December 31, 2000. LifeMinders cannot be certain that, if the merger is not completed and the company continues its operations, it will ever generate sufficient revenue to achieve profitability. If LifeMinders' future revenue is lower than currently anticipated, or its operating expenses exceed its estimates, it would incur greater losses than anticipated and LifeMinders would be required to further reduce its cash balance to support its continued operations. Such circumstances could make LifeMinders less desirable as an acquisition candidate, reduce its value in any sale or merger transaction, and reduce the amount of proceeds available to LifeMinders' stockholders in the event of a liquidation. If this merger is not completed, there is no guarantee that LifeMinders will be able to identify or successfully complete a sale or merger of LifeMinders.

LIFEMINDERS COMMON STOCK HAS EXPERIENCED A SHARP DECLINE IN VALUE. IF THE MERGER IS NOT COMPLETED, LIFEMINDERS' STOCK PRICE MAY CONTINUE TO DECLINE.

     The market price of LifeMinders common stock has experienced a decline and, if the merger is not completed, may decline further as a result of LifeMinders' decision to scale back business operations, or as a result of fluctuations in its quarterly results of operations. The market price of LifeMinders common
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

stock has declined from a high of $91.00 per common share at March 9, 2000 to a low of $0.53 at April 3, 2001. On August 10, 2001, the closing price per share of LifeMinders common stock as reported on The Nasdaq National Market was $1.54 per share. LifeMinders believes that the market price of its common stock has been significantly and adversely affected by the sharp decline in the online advertising market. LifeMinders also believes that, if the merger is not completed, its common stock price may decline further in the future as a result of LifeMinders' decision to scale back operations and because of the significantly lower revenues reported in its quarterly results of operations for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001. In addition, LifeMinders believes that in the future, fluctuations in its quarterly results and the negative online advertising market, as well as many of the other risk factors pertaining to LifeMinders, may negatively affect LifeMinders' quarterly operating results and contribute to fluctuations in its common stock price.

     If the merger is not completed, LifeMinders may continue to seek and evaluate potential strategic alternatives, including a potential sale or merger of LifeMinders. A further decline in the price of LifeMinders common stock may adversely affect LifeMinders' ability to complete an alternative transaction using LifeMinders stock as all or part of the consideration.

     In addition, if the price of LifeMinders common stock remains low, it may be delisted by Nasdaq and become subject to special rules applicable to low priced stocks, which may reduce the liquidity of the shares.

LIFEMINDERS' ABILITY TO CONTINUE TO OPERATE ITS SCALED DOWN BUSINESS, COMPLETE THIS MERGER, OR IDENTIFY, EVALUATE AND COMPLETE ALTERNATIVE TRANSACTIONS IF THIS MERGER IS NOT COMPLETED, IS DEPENDENT UPON ITS ABILITY TO RETAIN THE REMAINING MEMBERS OF MANAGEMENT AND OTHER KEY EMPLOYEES.

     Since the fourth quarter of 2000, LifeMinders has laid off approximately 85% of its workforce. LifeMinders may have difficulty retaining the remaining members of its management team and other key employees on whom it will depend to continue to operate its scaled down business and complete this merger, and, if the merger is not completed, to assist in identifying, evaluating and completing any alternative transactions. If LifeMinders is unable to retain its management and other key employees through this process, continuation of its business operations and its ability, if necessary, to identify, evaluate and complete an alternative transaction could be materially and adversely affected. LifeMinders has agreed to pay bonuses to certain employees that are key to LifeMinders' continued operations if they remain employed until August 31, 2001. The merger will not be completed by this date, and LifeMinders cannot be certain that these key employees will remain with LifeMinders until the merger is completed or, if this merger is not completed, until it can identify, evaluate and complete an alternative transaction.

LIFEMINDERS HAS ONLY A LIMITED OPERATING HISTORY UPON WHICH TO EVALUATE ITS BUSINESS AND PROSPECTS.

     LifeMinders has only a limited operating history upon which to evaluate its business and prospects and the online direct marketing industry is relatively new and rapidly evolving. This presents many risks and uncertainties including:

     - the ability to compete effectively against other companies;

     - the need to retain and motivate qualified personnel;

     - the ability to anticipate and adapt to the changing market;

     - the ability to develop and introduce new products and services and continue to develop and upgrade technology; and

     - the need to attract and retain a large number of customers from a variety of industries.

     LifeMinders has also historically depended on the growing use of the Internet for advertising, commerce and communications, and on general economic conditions.

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

     LifeMinders cannot assure you that it will successfully address these risks and uncertainties, particularly because of its recent scaling back of operations. If the merger is not completed, and LifeMinders is unsuccessful in addressing these risks and uncertainties, it may not be able to generate sufficient revenue to fund its continued operations. In that event, LifeMinders would be required to reduce its cash balances to fund operations, which could make it less desirable as an acquisition candidate or reduce its value in any sale or merger transaction, and would reduce the amount of proceeds available for distribution to LifeMinders stockholders in the event of a liquidation of LifeMinders.

IF THE MERGER IS NOT COMPLETED, LIFEMINDERS MAY NOT BE ABLE TO GENERATE SUFFICIENT REVENUE TO SUPPORT ITS CONTINUED OPERATIONS IF THE MARKET FOR ONLINE ADVERTISING, WHICH IS NEW AND UNPREDICTABLE, DOES NOT DEVELOP AND EXPAND.

     LifeMinders has historically derived a substantial portion of its revenue from online advertising and direct marketing, including both email and Web-based programs. The profit potential for this business model is unproven. The Internet has not existed long enough as an advertising medium to demonstrate its effectiveness relative to traditional advertising. Advertisers and advertising agencies that have historically relied on traditional advertising may be reluctant or slow to adopt online advertising. Many potential advertisers have limited or no experience using email or the Web as an advertising medium. They may have allocated only a limited portion of their advertising budgets to online advertising, or may find online advertising to be less effective for promoting their products and services than traditional advertising media. Further, LifeMinders' email and Web-based programs may not generate sufficient user traffic with demographic characteristics attractive to advertisers. LifeMinders is also affected by general industry conditions governing the supply and demand of Internet advertising.

     LifeMinders' results of operations have been adversely affected in recent quarters as a result of a significantly declining market for online advertising, and LifeMinders expects that those adverse market conditions will continue. If the market for online advertising fails to improve or deteriorates more than LifeMinders expects and the merger is not completed, LifeMinders may not be able to generate sufficient revenue to support its continued operations. In that event, LifeMinders would be required to reduce its cash balance, which could make it less desirable as an acquisition candidate or reduce its value in any sale or merger transaction, and would reduce the amount of proceeds available for distribution to its stockholders in the event of a liquidation of LifeMinders.

LIFEMINDERS' ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH IT HAS OTHER BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT LIFEMINDERS' BUSINESS.

     Some of LifeMinders' customers may experience difficulty in supporting their current operations and implementing their business plans. These customers may reduce their spending on LifeMinders' products and services, or may not be able to discharge their payment and other obligations to LifeMinders. The non-payment or late payment of amounts due to LifeMinders from a significant customer would negatively impact LifeMinders' financial condition. These circumstances are influenced by general economic and industry conditions, and could have a material adverse impact on LifeMinders' business, financial condition and results of operations. In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by increasing softness of demand, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers, and the reduction of Internet advertising budgets, especially by Internet-related companies. LifeMinders' customers may experience difficulty in raising capital, or may be anticipating such difficulties, and therefore may elect to scale back the resources they devote to advertising, including on LifeMinders' system. Other companies in the Internet industry have depleted their available capital, and could cease operations or file for bankruptcy protection. If the merger is not completed and the current environment for LifeMinders' customers and the demand for Internet advertising does not improve, LifeMinders' business, results of operations and financial condition could be materially adversely affected.

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

IF LIFEMINDERS DOES NOT MAINTAIN AN ENGAGED MEMBER BASE, IT MAY NOT BE ABLE TO COMPETE EFFECTIVELY FOR, OR MAINTAIN, ADVERTISERS AND ITS BUSINESS COULD BE ADVERSELY AFFECTED.

     LifeMinders' revenue has been derived primarily from advertisers seeking an engaged, targeted audience for their advertisements. Although LifeMinders intends to continue to produce and distribute emails to its members, it has scaled back its business operations and has reduced the number of emails it sends to members. LifeMinders has discontinued most of its member related marketing activities. Accordingly, LifeMinders does not expect growth in its member base, nor does it expect to develop new products.

     A significant portion of LifeMinders' revenue has historically been derived from performance-based and revenue sharing arrangements. Under these arrangements, advertisers pay LifeMinders in part based on member responses to advertisements and promotions placed in email newsletters. If LifeMinders' members do not respond to advertisements and promotions placed in email newsletters, the company's revenue could be materially and adversely affected.

     If LifeMinders is unable to maintain an engaged member base by keeping its current members active (i.e., opening email newsletters and responding to the advertisements contained in those newsletters), advertisers could find LifeMinders' audience less attractive and effective for promoting their products and services. LifeMinders currently expects that it will experience difficulty retaining its existing advertisers, and has ceased its efforts to solicit additional advertisers, which will likely reduce its future revenues from online advertising and opt-in advertising, which represent a majority of LifeMinders' revenues to date.

COMPETITION IN THE ONLINE ADVERTISING MARKET INDUSTRY IS INTENSE, AND LIFEMINDERS' SCALED BACK OPERATIONS MAY MAKE IT MORE DIFFICULT FOR IT TO COMPETE EFFECTIVELY AND MAY REDUCE ITS ABILITY TO RETAIN AND ATTRACT ADVERTISERS.

     If the merger is not completed and LifeMinders continues operations, it will continue to face intense competition from both traditional and online advertising and direct marketing businesses. LifeMinders scaled back operations will make it more difficult to compete effectively with its competitors. If it is not able to compete effectively, LifeMinders may not be able to retain current advertisers or attract new advertisers. This would reduce LifeMinders' revenues and it would need to reduce its cash balance to support its continued operations, which could make LifeMinders less desirable for an alternative transaction and would reduce the amount of proceeds available for distribution to stockholders in the event of a liquidation. LifeMinders faces competition for marketing dollars from online portals and community Web sites such as AOL, Yahoo!, and CNET Networks, Inc. In addition, other companies offer competitive email direct marketing services, including coolsavings.com, MyPoints.com, NetCreations, YesMail.com and Digital Impact. Additionally, traditional advertising agencies and direct marketing companies may seek to offer online products or services that compete with those offered by LifeMinders.

     Many of LifeMinders' existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than LifeMinders. LifeMinders' competitors will most likely continue to develop and market new technologies and products and to conduct research allowing them to identify and respond to changes in customer requirements. In addition, these competitors will continue to aggressively market and sell their products and services. LifeMinders has scaled back its operations, resulting in a lack of material resources being committed to marketing and sales activities by LifeMinders. As a result, it is unlikely that, if the merger is not completed, LifeMinders will be able to effectively compete in the market for a long period of time, and its business, results of operations or financial condition will be materially and adversely affected.

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

LIFEMINDERS RELIES HEAVILY ON ITS INTELLECTUAL PROPERTY RIGHTS AND OTHER PROPRIETARY INFORMATION, AND ANY FAILURE TO PROTECT AND MAINTAIN THESE RIGHTS AND INFORMATION COULD PREVENT LIFEMINDERS FROM COMPETING EFFECTIVELY.

     LifeMinders' ability to continue operations in the event the merger is not completed is substantially dependent on its internally developed technologies and trademarks, which LifeMinders seeks to protect through a combination of patent, copyright, trade secret and trademark law, as well as confidentiality or license agreements with employees, consultants, and corporate and strategic partners. If LifeMinders is unable to prevent the unauthorized use of its proprietary information or if its competitors are able to develop similar technologies independently, the competitive benefits of LifeMinders' technologies, intellectual property rights and proprietary information will be diminished. These circumstances could also make the company less desirable in an alternative transaction.

     LifeMinders depends heavily on its network infrastructure and if this fails it could result in unanticipated expenses, as well as prevent LifeMinders' members from effectively utilizing LifeMinders' services. This could negatively impact LifeMinders' ability to retain members and advertisers.

     LifeMinders' ability to successfully create and deliver its email newsletters depends in large part on the capacity, reliability and security of its networking hardware, software and telecommunications infrastructure. Failures of the network infrastructure could result in unanticipated expenses to address such failures and could prevent LifeMinders' members from effectively utilizing its services, which could prevent LifeMinders from retaining members and advertisers. LifeMinders does not have fully redundant systems or a formal disaster recovery plan. The system is susceptible to natural and man-made disasters, including earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of the systems. LifeMinders' insurance policies may not adequately compensate it for any losses that may occur due to any damages or interruptions in the systems. Accordingly, LifeMinders could be required to make capital expenditures in the event of unanticipated damage.

     In addition, LifeMinders' members depend on Internet service providers, or ISPs, for access to the LifeMinders Web site. Due to the rapid growth of the Internet, ISPs and Web sites have experienced significant system failures and could experience outages, delays and other difficulties due to system failures unrelated to LifeMinders' systems. These problems could harm LifeMinders' business by preventing its members from effectively utilizing its services.

LIFEMINDERS' QUARTERLY RESULTS OF OPERATIONS MAY FLUCTUATE IN FUTURE PERIODS AND IT MAY BE SUBJECT TO SEASONAL AND CYCLICAL PATTERNS THAT MAY NEGATIVELY IMPACT ITS STOCK PRICE.

     LifeMinders believes that its business may be subject to seasonal fluctuations. Advertisers historically have placed fewer advertisements during the first and third calendar quarters of each year.

     Further, Internet user traffic typically drops during the summer months, which potentially could reduce the amount of advertising placed during that period. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. LifeMinders revenue has in the past been, and may in the future be, materially affected by a decline in the economic prospects of customers or in the economy in general, which could alter the company's customers' spending priorities or budget cycles. Because of these and other factors, LifeMinders revenues and operating results may vary significantly from quarter-to-quarter.

THE CONTENT CONTAINED IN LIFEMINDERS' EMAILS MAY SUBJECT IT TO SIGNIFICANT LIABILITY FOR NEGLIGENCE, COPYRIGHT OR TRADEMARK INFRINGEMENT OR OTHER MATTERS.

     If any of the content that LifeMinders creates and delivers to its members or any content that is accessible from its emails through links to other Web sites contains errors, third parties could make claims against LifeMinders for losses incurred in reliance on such information. In addition, the content contained in or accessible from LifeMinders' emails could include material that is defamatory, violates the copyright

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

or trademark rights of third parties, or subjects it to liability for other types of claims. LifeMinders' general liability insurance may not cover claims of these types or may not be adequate to indemnify it for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could result in significant costs and expenses and damage LifeMinders' reputation.

     LifeMinders has also entered into agreements with certain e-commerce partners under which LifeMinders may be entitled to receive a share of certain revenue generated from the purchase of goods and services through direct links to LifeMinders' e-commerce partners from the emails sent by LifeMinders. These agreements may expose LifeMinders to additional legal risks and uncertainties, including potential liabilities to consumers of those products and services by virtue of its involvement in providing access to those products or services, even if LifeMinders itself does not provide those products or services. Any indemnification provided to LifeMinders in its agreements with these parties, if available, may not adequately protect it.

CONCERNS ABOUT, OR BREACHES OF, THE SECURITY OF LIFEMINDERS' MEMBER DATABASE COULD RESULT IN SIGNIFICANT EXPENSES TO PREVENT BREACHES, AND SUBJECT THE COMPANY TO LIABILITY FOR FAILING TO PROTECT THE MEMBERS' INFORMATION.

     LifeMinders maintains a database containing information about its members. Unauthorized users accessing LifeMinders' systems remotely may access its database or authorized users may make unauthorized copies of all or part of the database for their own use in violation of specific agreements to the contrary. As a result of these security and privacy concerns, LifeMinders may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by security breaches, and it may be unable to effectively target direct marketing offers to members or may be subject to legal claims of members if unauthorized third parties gain access to LifeMinders' system and alter or destroy information in its database. Also, any public perception that LifeMinders engaged in the unauthorized release of member information, whether or not correct, would adversely affect its ability to retain members.

LIFEMINDERS' BUSINESS MAY BE ADVERSELY AFFECTED BY THE REFUSAL OF ONE OR MORE ELECTRONIC EMAIL DELIVERY PROVIDERS TO DELIVER LIFEMINDERS', OR ITS CUSTOMERS', MESSAGES.

     LifeMinders' business may be adversely affected by the unilateral election of certain domain administrators to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails to their users. LifeMinders cannot assure you that the number of domains which establish policies restricting their users receipt of commercial deliveries as consideration for receiving service will not become increasingly more popular, thereby diminishing the reach of LifeMinders' service, or the service of its customers.

LIFEMINDERS' BUSINESS MAY BE ADVERSELY AFFECTED BY PRODUCTS OFFERED BY THIRD PARTIES.

     LifeMinders ability to continue operating its business may be adversely affected by the adoption by computer users of technologies that harm the performance of its products and services, such as technologies that allow domain administrators on the aggregate level, or individual users managing their own electronic email accounts, to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails, or to block access to any services that use cookies or other tracking technologies. LifeMinders cannot assure you that the number of domains or individual computer users who employ these or other similar technologies will not increase, thereby diminishing the efficacy of LifeMinders', or its customers', services. LifeMinders' business, financial condition and results of operations could be materially and adversely affected if one or more of these technologies is widely accepted.

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

SWEEPSTAKES REGULATION MAY LIMIT LIFEMINDERS' ABILITY TO CONDUCT SWEEPSTAKES AND OTHER CONTESTS, WHICH COULD NEGATIVELY IMPACT ITS ABILITY TO RETAIN MEMBERS.

     The conduct of sweepstakes, lotteries and similar contests, including by means of the Internet, is subject to extensive federal, state and local regulation, which may restrict LifeMinders' ability to offer contests and sweepstakes in some geographic areas or altogether. Any restrictions on these promotions could adversely affect LifeMinders' ability to retain members.

IF THE PRICE OF LIFEMINDERS STOCK REMAINS VOLATILE, LIFEMINDERS MAY BECOME SUBJECT TO SECURITIES LITIGATION, WHICH IS EXPENSIVE AND COULD DIVERT ITS RESOURCES.

     In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many companies in the industry in which LifeMinders operates have been subject to this type of litigation. LifeMinders' stock price has been volatile since the company's initial public offering in November 1999. If the market value of LifeMinders stock continues to experience adverse fluctuations, and LifeMinders becomes involved in this type of litigation, regardless of the outcome, LifeMinders could incur substantial legal costs and management's attention could be diverted, causing the business to suffer.

LIFEMINDERS' BUSINESS MAY BE ADVERSELY AFFECTED IF DEMAND FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES.

     The Internet advertising industry is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and acceptance for Internet advertising solutions is uncertain. Many of LifeMinders' advertising customers have limited experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. LifeMinders cannot assure you that its advertising customers will continue to allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. LifeMinders' results of operations have been adversely affected in recent quarters as a result of a significantly declining market for online advertising, and the company expects that these adverse market conditions will continue. If the market for online advertising fails to improve or deteriorates more than expected, LifeMinders' business, results of operations and financial condition could be materially and adversely affected.

     There are currently no generally accepted standards or tools for the measurement of the effectiveness of Internet advertising or the planning of advertising purchases, and generally accepted standard measurements and tools may need to be developed to support and promote Internet advertising as a significant advertising medium. LifeMinders' advertising customers may challenge or refuse to accept the measurements of advertisement delivery results developed by LifeMinders or a third party. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in LifeMinders' database, like any database, may contain inaccuracies that its customers may not accept.

     A significant portion of LifeMinders' revenue has historically been derived from the delivery of advertisements, which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if LifeMinders is unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of its online advertising business could be limited and revenue levels could decline. There are also 'filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and LifeMinders' business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

THE UNAUTHORIZED ACCESS OF CONFIDENTIAL MEMBER INFORMATION THAT LIFEMINDERS TRANSMITS OVER PUBLIC NETWORKS COULD ADVERSELY AFFECT ITS ABILITY TO RETAIN MEMBERS.

     Members transmit confidential information to LifeMinders over public networks and the unauthorized access of such information by third parties could harm LifeMinders' reputation and significantly hinder its efforts to retain members. LifeMinders relies on a variety of security techniques and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by LifeMinders to protect customer transaction data.

PROBLEMS WITH THE PERFORMANCE AND RELIABILITY OF THE INTERNET INFRASTRUCTURE COULD ADVERSELY AFFECT THE QUALITY AND RELIABILITY OF THE PRODUCTS AND SERVICES LIFEMINDERS OFFERS ITS MEMBERS AND ADVERTISERS.

     LifeMinders depends on the Internet infrastructure to deliver attractive, reliable and timely email newsletters to its members. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of LifeMinders' products and services to its members and undermine the company's advertising partners' and members' confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation.

LIFEMINDERS MAY HAVE TO LITIGATE TO PROTECT ITS INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS OR TO DEFEND CLAIMS OF THIRD PARTIES, AND SUCH LITIGATION MAY SUBJECT IT TO SIGNIFICANT LIABILITY AND EXPENSE.

     There is a substantial risk of litigation regarding intellectual property rights in Internet-related businesses. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. LifeMinders may have to litigate in the future to enforce its intellectual property rights, protect its trade secrets or defend itself against claims of violating the proprietary rights of third parties. This litigation may subject LifeMinders to significant liability for damages and result in invalidation of proprietary rights. In addition, such litigation could be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect LifeMinders' business operations, financial results, condition and cash flows.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE LIFEMINDERS' REVENUE AND INCREASE ITS COSTS.

     Laws applicable to Internet communications, on-line privacy, digital advertising, data protection and direct marketing are becoming more prevalent. Any legislation enacted or regulation issued could dampen the growth and acceptance of the digital marketing industry in general and of LifeMinders' offerings in particular. Existing and proposed legislation in the United States, Europe (following the directive of the European Union) and Canada may impose limits on LifeMinders collection and use of certain kinds of information about its members.

     Moreover, the laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether, and how, existing laws such as those governing intellectual property, data protection, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM LIFEMINDERS' BUSINESS.

     New limitations on the collection and use of information relating to Internet users are currently being considered by legislatures and regulatory agencies in the United States and internationally. LifeMinders is unable to predict whether any particular proposal will pass, or the nature of the limitations in those proposals that do pass. Since many of the proposals are in their developmental stages, LifeMinders is unable to determine the impact these may have on its business. In addition, it is possible that changes to existing law, including new interpretations of existing law, could have a material and adverse impact on LifeMinders' business, financial condition and results of operations.

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                      WHERE YOU CAN FIND MORE INFORMATION

     Cross Media and LifeMinders file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available free of charge on the SEC's Internet site as part of the EDGAR database (http://www.sec.gov).

     Cross Media has filed a registration statement on Form S-4 (Registration
No. 333-[          ]) to register the shares of Cross Media common stock to be issued in the merger under the Securities Act. This joint proxy statement/prospectus is a part of the registration statement on Form S-4 and constitutes a prospectus of Cross Media in addition to being a proxy statement of each of Cross Media and LifeMinders for their special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 or the exhibits to the registration statement on Form S-4.

     Neither Cross Media nor LifeMinders has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated
[            ], 2001. You should not assume that the information contained in the joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus nor the issuance of Cross Media common stock in the merger will create any implication to the contrary.

                           FORWARD-LOOKING STATEMENTS

     WE HAVE EACH MADE FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE THE INFORMATION CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF CROSS MEDIA OR LIFEMINDERS INCLUDING THOSE SET FORTH OR REFERENCED IN "THE
MERGER -- BACKGROUND OF THE MERGER," "-- CROSS MEDIA'S REASONS FOR THE MERGER," "-- LIFEMINDERS' REASONS FOR THE MERGER" AND "-- OPINIONS OF FINANCIAL ADVISORS." ALSO, WHEN WE USE WORDS SUCH AS "BELIEVES," "EXPECTS," "ANTICIPATES" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD-LOOKING STATEMENTS. YOU SHOULD NOTE THAT MANY FACTORS, SOME OF WHICH ARE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS DOCUMENT, COULD AFFECT THE FUTURE FINANCIAL RESULTS OF CROSS MEDIA AND LIFEMINDERS AND COULD CAUSE THOSE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN OUR FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT.

                        SPECIAL MEETINGS OF STOCKHOLDERS

     Cross Media and LifeMinders are sending you this joint proxy statement/prospectus in order to provide you with important information regarding the merger and for Cross Media stockholders, the amendment and restatement of Cross Media's certificate of incorporation and the amendment to Cross Media's 1998 Stock Option Plan and to solicit your proxy for use at the special meetings and at any adjournments or postponements of the special meetings. The special meetings are scheduled to be held at the times and places described below.

CROSS MEDIA SPECIAL MEETING

     General.  The Cross Media special meeting is scheduled to be held on
[            ], 2001 at [            ] local time, at the American Stock
Exchange, 86 Trinity Place, 14th Floor, New York, New York 10006. At the Cross Media special meeting, Cross Media stockholders will have the opportunity to consider and vote upon the following:

     - the adoption of the amended and restated merger agreement;

     - the adoption of the amendment and restatement of Cross Media's certificate of incorporation including, among other things, increasing the number of shares of common stock that Cross Media has authority to issue from 100,000,000 to 150,000,000 shares;

     - the adoption of the amendment to Cross Media's 1998 Stock Option Plan to increase the maximum number of shares of common stock that may be issued under the plan from 8,000,000 to 14,000,000; and

     - any other matters properly brought before the Cross Media special meeting, including approval of any adjournment or postponement of the special meeting.

     THE CROSS MEDIA BOARD OF DIRECTORS HAS APPROVED THE AMENDED AND RESTATED MERGER AGREEMENT, THE AMENDMENT AND RESTATEMENT OF CROSS MEDIA'S CERTIFICATE OF INCORPORATION AND THE AMENDMENT TO CROSS MEDIA'S 1998 STOCK OPTION PLAN, AND RECOMMENDS THAT CROSS MEDIA STOCKHOLDERS VOTE "FOR" ADOPTION OF THE AMENDED AND RESTATED MERGER AGREEMENT, THE AMENDMENT AND RESTATEMENT OF CROSS MEDIA'S CERTIFICATE OF INCORPORATION AND THE AMENDMENT TO CROSS MEDIA'S 1998 STOCK OPTION PLAN.

     Record Date.  The Cross Media board of directors has fixed the close of
business on [            ], 2001, as the record date for the determination of
holders of shares of Cross Media common stock entitled to notice of and to vote at the Cross Media special meeting.

     Stock Entitled to Vote.  As of [            ], 2001, there were
[            ] shares of Cross Media common stock issued and outstanding held by
approximately [            ] stockholders of record. Each holder of Cross Media
common stock as of the record date will have the right to one vote with respect to the matters to be acted upon at the Cross Media special meeting for each share registered in the holder's name on the books of Cross Media as of the
close of business on [            ], 2001.

     Quorum; Required Vote. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Cross Media common stock entitled to vote at the Cross Media special meeting is necessary to constitute a quorum. Under Delaware law, the affirmative vote of the majority of the shares outstanding and entitled to vote is required for adoption of the amended and restated merger agreement and adoption of the amendment and restatement of Cross Media's certificate of incorporation. The affirmative vote of the holders of Cross Media common stock representing a majority of the shares present in person or represented by proxy at the Cross Media special meeting and entitled to vote on the proposal is required to adopt the amendment to Cross Media's 1998 Stock Option Plan.

     The merger agreement requires Cross Media to have a sufficient number of authorized but unissued shares to complete the merger. Accordingly, Cross Media stockholders must adopt the amendment and restatement of Cross Media's certificate of incorporation in order for Cross Media to consummate the merger.

     Stock Ownership.  As of [            ], 2001, the directors and executive
officers of Cross Media had the right to vote, in the aggregate, 36,533,328 shares of Cross Media common stock representing approximately 3.1% of the total votes entitled to be cast at the Cross Media special meeting. Stockholders who collectively have the power to vote 59.6% of Cross Media common stock have agreed in writing to vote their shares at the Cross Media Special Meeting in favor of the amended and restated merger agreement and the amendment and restatement of Cross Media's certificate of incorporation.

     Voting and Revocation of Proxies. All shares of Cross Media common stock represented by a proxy properly signed and received at or prior to the Cross Media special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, THE SHARES OF CROSS MEDIA COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED "FOR" ADOPTION OF THE MERGER AGREEMENT, THE AMENDMENT AND RESTATEMENT OF CROSS MEDIA'S CERTIFICATE OF INCORPORATION AND THE AMENDMENT TO CROSS MEDIA'S 1998 STOCK OPTION PLAN. You may revoke your proxy by giving written notice of revocation to Cross Media at any time before it is voted, by submitting to Cross Media a duly executed, later-dated proxy or by voting the shares subject to the proxy by written ballot at the Cross Media special meeting. All written notices of revocation and other communications with respect to revocation of Cross Media proxies should be addressed to: Cross Media Marketing Corporation, 461 Fifth Avenue, 19th Floor, New York, New York 10017,
Attention: Jason Buerkle, Director of Financial Operations. Attendance at the Cross Media special meeting will not in and of itself constitute a revocation of a proxy.

     The Cross Media board of directors is not aware of any business to be acted upon at the Cross Media special meeting other than as described in this joint proxy statement/prospectus. If however, other matters are brought before the Cross Media special meeting which are incident to the conduct of the Cross Media special meeting, the persons appointed as proxies will have discretion to vote or act on the matters according to their best judgment.

     If a stockholder's shares are held of record in "street name" by a broker, bank or other nominee and the stockholder intends to vote the shares in person at the Cross Media special meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder's beneficial ownership of the shares to be voted.

     Abstentions and "broker non-votes," explained below, will be counted as shares present for purposes of determining whether a quorum is present. Abstentions and broker non-votes will have the effect of a vote against the amended and restated merger agreement, the amendment and restatement of Cross Media's certificate of incorporation. Abstentions will have the effect of a vote against adoption of the amendment to Cross Media's 1998 Stock Option Plan. Broker non-votes will have no effect on the outcome of the vote to adopt the amendment to Cross Media's 1998 Stock Option Plan. Similarly, the failure to either return your proxy card or attend the Cross Media special meeting in person and vote in favor of adoption of the amended and restated merger agreement, the amendment and restatement to Cross Media's certificate of incorporation will have the same effect as a vote against the proposals. Broker non-votes are shares held in the name of a broker or nominee for which an executed proxy is received, but which are not voted on the proposal because the voting instructions have not been received from the beneficial owner or persons entitled to vote and the broker or nominee does not have the discretionary power to vote those shares.

     Solicitation of Proxies. Proxies are being solicited on behalf of Cross Media's board of directors. The solicitation of proxies may be made by directors, officers and regular employees of Cross Media or its subsidiaries in person or by mail, telephone, facsimile or telegraph without additional compensation payable for that solicitation. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of Cross Media common stock held of record by these persons, and Cross Media will reimburse them for reasonable expenses incurred by them in so doing. The cost of the solicitation will be borne by Cross Media.

     No Appraisal Rights. Cross Media stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger. See "The Merger -- No Appraisal Rights for Cross Media and LifeMinders Stockholders."

     Stockholder Proposals. A stockholder proposal must be received by Cross Media on or prior to January 9, 2002 at 461 Fifth Avenue, 19th Floor, New York, New York 10017 in order to be eligible for inclusion in Cross Media's proxy statement for its 2002 annual meeting of stockholders.

LIFEMINDERS SPECIAL MEETING

     General.  The LifeMinders special meeting is scheduled to be held on [ ],
2001, at [            ], located at [            ] at [            ], local
time. At the LifeMinders special meeting, LifeMinders stockholders will have the opportunity to consider and vote upon the following items:

     - the adoption of the amended and restated merger agreement; and

     - any other matters properly brought before the LifeMinders special meeting, including approval of any adjournment or postponement of the special meeting.

     THE LIFEMINDERS BOARD OF DIRECTORS HAS APPROVED THE AMENDED AND RESTATED MERGER AGREEMENT AND RECOMMENDS THAT LIFEMINDERS STOCKHOLDERS VOTE "FOR" THE ADOPTION OF THE AMENDED AND RESTATED MERGER AGREEMENT.

     Record Date.  The LifeMinders board of directors has fixed the close of
business on [            ], 2001, as the LifeMinders record date for the
determination of holders of shares of LifeMinders common stock entitled to notice of and to vote at the LifeMinders special meeting.

     Stock Entitled to Vote. As of August 1, 2001, there were 26,625,463 shares of LifeMinders common stock issued and outstanding, held by approximately 391 stockholders of record. Each holder of LifeMinders common stock as of the record date will have the right to one vote with respect to the matters to be acted upon at the LifeMinders special meeting for each share registered in the holder's name on the stock records of LifeMinders as of the close of business on
[            ], 2001.

     Quorum. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of LifeMinders common stock entitled to vote at the LifeMinders special meeting, is necessary to constitute a quorum. The shares owned by stockholders present at the meeting or represented by a properly executed proxy, but who abstain from voting on any proposal, will be treated as shares that are present and entitled to vote at the LifeMinders special meeting for determining whether or not a quorum exists, but will not be counted as a vote cast in favor of any proposal.

     Required Vote. Under Delaware law, the affirmative vote of the holders of a majority of shares outstanding and entitled to vote is required for adoption of the amended and restated merger agreement. Broker non-votes and abstentions have the same effect as a vote against adoption of the amended and restated merger agreement. LifeMinders' bylaws provide that the affirmative vote of a majority of the shares of common stock present in person or by proxy at the meeting is required to postpone or adjourn the LifeMinders special meeting.

     Stock Ownership.  As of [            ], 2001, the current directors and
executive officers of LifeMinders held the right to vote in the aggregate
approximately [          ] shares of LifeMinders common stock, representing
approximately [     ]% of the shares outstanding. Stockholders who collectively
have the power to vote [   ]% of LifeMinders common stock have agreed in writing
to vote their shares at the LifeMinders special meeting in favor of the merger agreement.

     Voting and Revocation of Proxies. All shares of LifeMinders common stock represented by a proxy properly signed and received at or prior to the vote being taken at the LifeMinders special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. A proxy may be revoked by:

     - a written, dated document delivered to LifeMinders prior to the meeting stating that the proxy is revoked;

     - a subsequent proxy that is signed by the same person who signed the earlier proxy and is presented at or prior to the meeting; or

     - attendance at the LifeMinders special stockholders meeting and voting in person.

     If a stockholder's shares are held of record in "street name" by a broker, bank or other nominee and the stockholder intends to vote the shares in person at the LifeMinders special meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder's beneficial ownership of the shares to be voted.

     LifeMinders is not currently aware of any business other than the proposal to approve and adopt the merger agreement to be acted upon at the LifeMinders special meeting. If, however, any other matters are properly brought before the meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy, and acting under that proxy, will have discretion to vote or act on those matters in accordance with their best judgment, including any proposal to adjourn the meeting (except that a proxy voted against adoption and approval of the merger agreement will not be voted in favor of adjournment of the meeting). Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether or not a quorum exists, without further notice other than by an announcement at the meeting. LifeMinders does not currently intend to seek an adjournment of its meeting unless an adjournment is necessary to solicit additional votes.

     You may abstain from voting on the proposal to adopt the merger agreement. If you mark your proxy "ABSTAIN" with respect to the proposal, you will in effect be voting against the merger. In addition, if you fail to send in your proxy, this, too, will have the same negative effect. If your broker holds your shares in its name, the broker cannot vote your shares on the proposal to adopt the merger agreement without your instructions. This is a "broker non-vote." A broker non-vote with respect to the proposal will have the effect of a vote against the proposal. Abstentions and broker non-votes will have no effect on the outcome of any vote to postpone or adjourn the LifeMinders special meeting.

     Solicitation of Proxies. Directors, officers and employees will not receive additional compensation for their efforts during this solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. After the original mailing of the proxies and other solicitation materials, LifeMinders will request that brokers, custodians, nominees and other record holders of LifeMinders common stock forward copies of the proxy and solicitation materials to beneficial owners for whom they hold shares. LifeMinders intends to reimburse these holders of record for reasonable expenses incurred in forwarding these materials.

     No Appraisal Rights. LifeMinders stockholders are not entitled to appraisal rights under Delaware law in connection with the merger. See "The Merger -- No Appraisal Rights for Cross Media and LifeMinders Stockholders."

     Stockholder Proposals. LifeMinders expects that the merger will be completed before its 2001 annual meeting and therefore, does not anticipate that it will hold an annual meeting in 2001. In the event that the merger is not completed and LifeMinders does continue to hold annual meetings, stockholder proposals intended to be included in the proxy statement for the 2002 LifeMinders annual meeting should be sent to the Secretary of LifeMinders at 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia 20171. Notice of any stockholder proposal to be made at the 2002 LifeMinders annual meeting of stockholders, if held, must be received on or prior to December 17, 2001.

                                   THE MERGER

     At their respective special meetings, Cross Media stockholders and LifeMinders stockholders will be asked to consider and vote upon a proposal to adopt the amended and restated merger agreement.

MATERIAL TERMS OF THE AMENDED AND RESTATED MERGER AGREEMENT

     The following is a brief summary of the material terms of the amended and restated merger agreement. This summary is qualified in its entirety by reference to the amended and restated merger agreement which is incorporated by reference and attached to this joint proxy statement/prospectus as Annex A. You are urged to read the amended and restated merger agreement carefully.

     MERGER CONSIDERATION; ELECTION OF CONSIDERATION; NO FRACTIONAL AMOUNTS

     As a result of the merger, LifeMinders will be merged with and into Cross Media, with Cross Media being the surviving company. Under the terms of the amended and restated merger agreement, Cross Media will pay a total of $24 million in cash and issue approximately 22.3 million shares of its common stock, assuming that no LifeMinders' stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration. If LifeMinders stockholders do not elect to receive the maximum cash consideration, then the number of shares of common stock that Cross Media will issue in the merger will increase by an amount equal to $24 million less the amount of the total cash consideration paid in the merger, divided by $1.9845. The $1.9845 value of the Cross Media common stock used for this purpose is based on the average last sale price of Cross Media common stock for the 20 trading days immediately preceding July 18, 2001, the date of the original merger agreement, and is not necessarily indicative of the value of such stock. The aggregate value of the merger consideration will depend upon the market price of Cross Media common stock on the date the merger is completed. The aggregate merger consideration that Cross Media will pay to LifeMinders securityholders will increase by an amount equal to the aggregate exercise price of any LifeMinders options with an exercise price of $2.57 or less, that are exercised before the merger is completed. The per share consideration payable to LifeMinders stockholders will not affected by such increase in the aggregate merger consideration.

     The aggregate merger consideration is subject to a reduction of up to $1.75 million to the extent that LifeMinders' net cash and cash equivalents are less than $49 million at August 31, 2001, but no reduction will be made if LifeMinders' net cash and cash equivalents on that date are at least $48.9 million. In the event of a reduction in the aggregate merger consideration resulting from a cash shortfall, the cash portion of the merger consideration will be reduced by an amount equal to approximately 33.3% of the reduction, and the stock portion of the merger consideration will be reduced by approximately the number of shares equal to 66.7% of the reduction divided by $1.9845. See page [ ] for a definition of net cash and cash equivalents.

     Upon completion of the merger, each share of LifeMinders common stock will be converted into cash, shares of Cross Media common stock, or a mix of cash and Cross Media common stock. Under the merger agreement, each LifeMinders stockholder will be able to elect to receive all cash, all stock or a prescribed mix of approximately 33.3% cash and 66.7% stock, provided that in no event will the aggregate cash consideration paid to the LifeMinders stockholders exceed the aggregate maximum cash portion of the merger consideration. The aggregate maximum cash portion of the merger consideration is $24 million, subject to the following adjustments:

     - an increase of approximately 33.3% of the aggregate exercise price of any LifeMinders options with an exercise price of $2.57 or less that are exercised on a cash basis before the merger is completed; and/or

     - a decrease of approximately 33.3% of any reduction in the aggregate merger consideration resulting from a cash shortfall, if any.

In the event that the cash elections, including the cash portion to be received by LifeMinders stockholders who elect the prescribed mix of cash and stock, exceed the maximum aggregate cash portion of the merger consideration, the cash portion to be paid to LifeMinders stockholders electing all cash will be reduced and they will receive shares of Cross Media common stock, valued for this purpose at $1.9845 per share (regardless of the actual market value of Cross Media common stock at the time the merger is completed), for the balance. Any LifeMinders stockholder who does not make an effective election prior to the election deadline, and any LifeMinders stockholder who acquires shares of LifeMinders common stock after the election deadline, will be deemed to have elected to receive all Cross Media common stock.

     LifeMinders stockholders should complete and return the enclosed election form in the enclosed envelope so that it is received by the close of business on the date of the LifeMinders special meeting. In addition, prior to the close of business on the date of the LifeMinders special meeting, each LifeMinders stockholder must:

     - return his or her stock certificate, if the LifeMinders stockholder's shares are registered in the stockholder's name;

     - complete and return the guarantee of delivery included as part of the election form if the LifeMinders stockholder's shares are held in "street name;" or

     - complete and return a lost certificate affidavit which is included as part of the election form.

If a LifeMinders stockholder does not properly complete and return an election form along with the applicable stock certificates, a guarantee of delivery for the shares of LifeMinders common stock covered by the election form or a completed lost certificate affidavit by the by the close of business on the date of the LifeMinders special meeting, then that stockholder will receive only Cross Media common stock as set forth above.

     No fractional shares of Cross Media common stock will be issued in the merger. Any LifeMinders stockholder who would otherwise be entitled to receive a fraction of a share of Cross Media common stock will instead receive cash in accordance with the terms of the amended and restated merger agreement.

     You should carefully review Section 2.4 of the amended and restated merger agreement attached to this joint proxy statement/prospectus as Annex A.

     PER SHARE CASH AND PER SHARE STOCK CONSIDERATION FOR LIFEMINDERS COMMON
STOCK

     Assuming there is no adjustment for a shortfall in LifeMinders' net cash and cash equivalents at August 31, 2001, LifeMinders stockholders receive the maximum cash consideration of $24 million and no options to purchase LifeMinders common stock are exercised before the date on which the merger is completed, Cross Media will issue approximately 22.3 million shares of its common stock to LifeMinders stockholders in the merger. Based on these assumptions each share of LifeMinders common stock will be converted into approximately:

     - $2.57 in cash for those LifeMinders stockholders electing to receive all cash, but if elections made by LifeMinders stockholders would require Cross Media to pay more than the aggregate maximum cash portion of the merger consideration, the amount of cash will be reduced, with the difference being paid in shares of Cross Media common stock, valued for this purpose at $1.9845 per share;

     - 1.29 shares of Cross Media common stock for those LifeMinders stockholders electing to receive all stock; or

     - $0.86 in cash and .86 shares of Cross Media common stock for those LifeMinder stockholders electing to receive the prescribed mix.

     If any options to purchase LifeMinders common stock with an exercise price above $2.57 per share are exercised before the consummation of the merger, the per share cash and per share stock consideration that LifeMinders stockholders will receive will be reduced because the number of shares of LifeMinders' common stock outstanding at the time the merger is completed will increase.

     The value of the Cross Media common stock being issued in the merger will depend on the market price on the date on which the merger is completed. The value of the per share merger consideration was determined based on a market price of Cross Media common stock of $1.9845 per share, which was the average last sale price of Cross Media common stock for the 20 trading days immediately preceding the date of the original merger agreement. The value of the per share consideration to be received by LifeMinders stockholders who elect to receive all or a portion of the merger consideration in shares of Cross Media common stock cannot currently be determined. The per share cash consideration is based on a fixed exchange ratio and will not vary if the market price of the Cross Media common stock changes. Therefore, the value of the per share merger consideration that LifeMinders stockholders receive in the merger will likely vary among LifeMinders stockholders depending on which form of merger consideration that a LifeMinders stockholder elects to receive.

     Assuming that there is no cash shortfall and that no LifeMinders stock options are exercised prior to the date on which the merger is completed, and using the per share price of $[ ], the closing price of Cross Media common
stock as of [            ], 2001, the last practicable date prior to the
printing of this joint proxy statement/prospectus:

     - the value of the per share merger consideration that a LifeMinders stockholder who elects to receive only Cross Media common stock would receive would be $[ ];

     - the value of the per share merger consideration that a LifeMinders stockholder electing to receive the prescribed mix would be $[ ]; and

     - LifeMinders stockholders who receive all cash in the merger would be paid $2.57 per share of LifeMinders common stock.

     LifeMinders stockholders are urged to obtain a current market quotation for Cross Media common stock prior to electing the form of merger consideration they will receive in the merger.

     You should carefully review Section 2.4 of the amended and restated merger agreement attached to this joint proxy statement/prospectus as Annex A.

     THE AGGREGATE CONSIDERATION THAT LIFEMINDERS STOCKHOLDERS WILL RECEIVE IN THE MERGER WILL BE REDUCED IF LIFEMINDERS' NET CASH AND CASH EQUIVALENTS AT AUGUST 31, 2001 ARE LESS THAN $48.9 MILLION

     The merger agreement provides that the aggregate nominal merger consideration that LifeMinders stockholders will receive in the merger is subject to a reduction of up to $1.75 million to the extent that LifeMinders' net cash and cash equivalents, as defined below, are less than $49 million at August 31, 2001, but no reduction will be made if LifeMinders' net cash and cash equivalents on that date are at least equal to $48.9 million. In the event of a reduction in the aggregate merger consideration resulting from a cash shortfall, the cash portion of the merger consideration will be reduced by an amount equal to approximately 33.3% of the reduction, and the stock portion of the merger consideration will be reduced by approximately that number of shares equal to 66.7% of the reduction divided by $1.9845. Accordingly, the amount of cash and/or the number of shares that a LifeMinders stockholder will receive as consideration for its LifeMinders' shares will be reduced if LifeMinders' net cash and cash equivalents at August 31, 2001 are less than $48.9 million. See "The Merger -- Material Terms of the Amended and Restated Merger
Agreement -- Merger Consideration; Election of Consideration; No Fractional Amounts." You should carefully review Section 2.4 of the amended and restated merger agreement attached to this joint proxy statement/prospectus as Annex A.

     LifeMinders' net cash and cash equivalents includes its:

     - cash, excluding restricted cash and cash received from option exercises after July 18, 2001;

     - marketable securities, including accrued interest income; and

     - selected accounts receivable and prepaid accounts; and are reduced by LifeMinders':

     - accounts payable;

     - accrued expenses;

     - certain severance payments;

     - additional payoffs for certain liabilities; and

     - a reasonable estimate of LifeMinders' expenses incurred in connection with the merger between September 1, 2001 and the date on which the merger is completed.

     TREATMENT OF LIFEMINDERS STOCK OPTIONS

     Under the merger agreement, each outstanding option to purchase LifeMinders common stock issued under the LifeMinders option plans, whether or not vested or immediately exercisable, will be assumed by Cross Media, through Cross Media's assumption of the plans. Upon the completion of the merger, each LifeMinders stock option will be automatically adjusted to provide that:

     - the number of shares of Cross Media common stock which will be issued upon the exercise of the LifeMinders stock option will be that number of shares of LifeMinders common stock which would have been issued upon exercise of the LifeMinders stock option immediately before the completion of the merger multiplied by the per share exchange ratio for LifeMinders stockholders electing to receive only Cross Media common stock of approximately 1.29, rounded down to the nearest whole share; and

     - the exercise price per share of Cross Media common stock under the LifeMinders stock option will be an amount equal to the exercise price per share of LifeMinders common stock under the LifeMinders stock option immediately before the completion of the merger, divided by the per share exchange ratio for LifeMinders stockholders electing to receive only Cross Media common stock of approximately 1.29; provided, that if the above formula results in an aggregate exercise price that requires the payment of a fraction of a cent at the time of exercise, with the exercise price considered in the aggregate for all options being exercised by each holder, then the aggregate exercise price for the shares shall be further adjusted upwards to the nearest whole cent.

     There are outstanding options to purchase approximately 2.2 million shares of LifeMinders common stock with an exercise price equal to or below $2.57 per share, and options to purchase approximately 942,990 shares of LifeMinders common stock with an exercise price above $2.57 per share.

     In March 2001, LifeMinders granted options to its executive officers and a small number of employees. These option grants provide that vesting of these options will accelerate upon certain events, including the merger. If the merger is completed, options to purchase approximately 1.5 million shares of LifeMinders common stock will vest at the effective time of the merger. If the merger is not completed, these options may still vest on an accelerated schedule if LifeMinders completes:

     - an alternative merger; or

     - an event of liquidation.

     The options will vest at the effective time of either event.

     In addition, if the employment of a holder of a March 2001 option grant is involuntarily terminated without cause, as that term is described in the option grant, prior to the effective date of an alternative merger or liquidation event, the vesting of his or her options will accelerate to the time of such termination.

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

     LifeMinders will amend the LifeMinders Employee Stock Purchase Plan to provide that upon consummation of the merger:

     - no additional purchase rights will be issued under the LifeMinders Employee Stock Purchase Plan; and

     - each purchase right granted under LifeMinders Employee Stock Purchase Plan will terminate, if it has not previously terminated by its terms.

     IMMEDIATELY AFTER THE MERGER, LIFEMINDERS STOCKHOLDERS WILL OWN A MINIMUM OF APPROXIMATELY 36.8% OF THE OUTSTANDING CROSS MEDIA COMMON STOCK

     Assuming there is no reduction in the merger consideration for a cash shortfall, LifeMinders stockholders elect to receive the maximum cash portion of the merger consideration and no options to purchase LifeMinders common stock with an exercise price equal to or below $2.57 per share are exercised before the date on which the merger is completed, Cross Media will issue in the merger approximately 22.3 million shares of Cross Media common stock to LifeMinders stockholders. Assuming none of the options to purchase approximately 2.2 million shares of LifeMinders common stock with an exercise price equal to or below $2.57 per share are exercised before the merger, Cross Media will issue options to purchase approximately 2.9 million shares of Cross Media common stock in exchange for such options to purchase LifeMinders common stock. Assuming that the issuance of approximately 1.7 million shares of Cross Media common stock to The Shaar Fund, Ltd. upon the conversion of half of its shares of Cross Media Series A convertible preferred stock in accordance with the Series A agreement described on page [ ], the issuance of approximately 22.3 million shares of Cross Media common stock in the merger and none of the Cross Media options, warrants and other equity rights are exercised or converted, the shares of Cross Media common stock issued to LifeMinders stockholders in the merger will constitute approximately 36.8% of the common stock of Cross Media after the merger. If all of the options to purchase approximately 2.9 million shares of Cross Media common stock which may be issued in the merger, as described above, are exercised, based on the assumptions set forth in the previous sentence, after the merger, LifeMinders stockholders will own approximately 39.7% of the common stock of Cross Media.

     REPRESENTATIONS AND WARRANTIES

     The merger agreement contains statements and promises made by Cross Media about itself called representations and warranties. In addition, the merger agreement contains representations and warranties made by LifeMinders. You can review the representations and warranties contained in Articles III and IV of the merger amended and restated agreement attached to this joint proxy statement/prospectus as Annex A.

     CONDUCT OF BUSINESS PENDING THE MERGER

     The merger agreement contains covenants and agreements that govern Cross Media's and LifeMinders' actions until the merger is completed or the merger agreement is terminated. These covenants and agreements require each of Cross Media and LifeMinders to take actions or to refrain from taking actions with respect to various matters, including that:

     - unless consented to in writing by the other party, Cross Media, LifeMinders and their respective subsidiaries will not take any action, except in the ordinary course of business and in a manner consistent with the business plans disclosed to the other party; and

     - Cross Media, LifeMinders and their respective subsidiaries will use their best efforts to preserve substantially intact their existing businesses and business organizations, to keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted and to preserve their present relationships with

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

       significant customers and suppliers and with other persons with whom they have significant business relations.

     The merger agreement also lists specific actions that Cross Media and LifeMinders are restricted from taking or must take, from the time the merger agreement was signed until the merger is consummated or the merger agreement is terminated, and each in effect agree to operate their respective companies in substantially the same manner as the respective company was operating prior to the signing of the merger agreement. A complete list of these actions is set forth in Sections 5.1 and 5.2 of the merger agreement, and include, among other things, the following:

     - neither Cross Media nor LifeMinders may amend its certificate of incorporation or bylaws, except Cross Media may amend its certificate of incorporation to increase the number of authorized shares of Cross Media common stock from 100,000,000 shares to 150,000,000, and clarify the indemnification provisions of its certificate of incorporation as described on page [ ];

     - neither Cross Media nor LifeMinders may enter into any contract with provisions or obligations that would require actions or omissions that are inconsistent with the provisions of the merger agreement;

     - neither Cross Media nor LifeMinders may take any action, other than those set forth in the merger agreement, that would cause the shares of the respective company to cease to be quoted or listed on the exchange or quotation system on which such shares were quoted at the time the merger agreement was signed;

     - neither Cross Media nor LifeMinders may take any action that would prevent the merger from qualifying as a tax-free reorganization under
       Section 368 of the Internal Revenue Code;

     - neither Cross Media nor LifeMinders may participate in the sale of all or substantially all of its assets or any merger, other than as permitted in the merger agreement;

     - neither Cross Media nor LifeMinders may acquire the business or bulk assets of any person, except Cross Media may acquire the business or any bulk assets of any person for an amount not to exceed $1 million individually or in the aggregate;

     - neither Cross Media nor LifeMinders may issue, sell, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of its capital stock or any shares of capital stock or other securities of any of its subsidiaries; except that Cross Media or LifeMinders may issue shares of capital stock pursuant to equity rights outstanding on August 20, 2001; and, subject to LifeMinders' consent, which consent shall not be unreasonably withheld, delayed or conditioned, Cross Media may issue and sell up to 1.0 million shares of its unregistered common stock at a per share price which is not less than 75% of the closing price for a share of Cross Media common stock on the American Stock Exchange on the business day immediately prior to the date on which Cross Media requests LifeMinders' consent;

     - neither Cross Media nor LifeMinders will acquire any shares of its capital stock or other securities, except Cross Media may purchase shares of its stock pursuant to the terms of its Series A purchase agreement; and

     - neither Cross Media nor LifeMinders will incur any material indebtedness, except Cross Media may incur, in addition to the indebtedness outstanding on August 20, 2001, additional indebtedness of up to $2 million.

     To review all of the covenants contained in the merger agreement, you should read Articles V and VI of the merger agreement which is attached to this joint proxy statement/prospectus as Annex A.

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

     NO SOLICITATION

     LifeMinders has agreed that neither it nor its employees, subsidiaries or advisors will, directly or indirectly through another person:

     - solicit, initiate, encourage or induce the making, submission or announcement of any "Alternative Transaction" (as described below);

     - furnish any non-public information to any person in connection with, or participate in any negotiations with respect to, or knowingly take any other action designed to facilitate, any Alternative Transaction; or

     - participate in any discussions regarding any Alternative Transaction.

     However, this prohibition will not apply if at any time prior to receiving the approval of LifeMinders stockholders, the board of directors of LifeMinders determines in good faith, after receipt of advice from outside counsel, that the failure to provide information or participate in negotiations or discussions would likely be inconsistent with LifeMinders' board of directors' fiduciary duties to LifeMinders stockholders under applicable law. In that case and subject to restrictions set forth in the merger agreement, LifeMinders may, in response to a "Superior Proposal" (as described below), furnish information with respect to it and its subsidiaries to any person pursuant to a customary confidentiality agreement and participate in negotiations regarding the proposal. LifeMinders will promptly notify Cross Media orally and in writing of any request for information or of any proposal in connection with an Alternative Transaction, its material terms and conditions and the identity of the person making the request or proposal and will keep Cross Media reasonably informed of the status and details of the request or proposal on a current basis.

     For purposes of the merger agreement, an "Alternative Transaction" means a proposal, intended proposal, signed agreement or completed action for any of the following:

     - a transaction or series of transactions pursuant to which any third party acquires or would acquire beneficial ownership of more than 20% of the outstanding shares of LifeMinders common stock;

     - any acquisition or proposed acquisition of, or business combination with, LifeMinders, or any of its subsidiaries;

     - any other transaction pursuant to which any third party acquires or would acquire, directly or indirectly, 20% or more of the assets of LifeMinders or any of its subsidiaries; or

     - the grant of any license to use LifeMinders' intellectual property, other than licenses in the ordinary course of business consistent with past practice.

     A "Superior Proposal" means any proposal made by a third party to enter into an Alternative Transaction which LifeMinders' board of directors determines in its good faith judgment (based on, among other things, the advice of a financial advisor of nationally recognized reputation) to be more favorable to LifeMinders stockholders than the merger, taking into account all relevant factors.

     The merger agreement does not prohibit LifeMinders from:

     - taking and disclosing to its stockholders a position with respect to a tender offer required by law; or

     - making any disclosure to its stockholders if, in the good faith judgment of the LifeMinders board of directors, after receipt of advice from outside counsel, failure to make disclosure would likely be inconsistent with LifeMinders' board of directors' fiduciary duties to LifeMinders stockholders under applicable law.

     STOCKHOLDERS' MEETINGS

     Cross Media and LifeMinders have agreed to hold meetings of their stockholders to consider and vote on the adoption of the merger agreement and, for Cross Media, the adoption of the amendment and restatement of Cross Media's certificate of incorporation promptly after the SEC declares this joint proxy statement/prospectus effective. The Cross Media board of directors has recommended adoption of the amended and restated merger agreement and adoption of the amendment and restatement of its certificate of incorporation and the LifeMinders board of directors has recommended adoption of the merger agreement. LifeMinders has agreed that its board of directors will not:

     - except as discussed below, withhold, withdraw, qualify or modify or propose publicly to withhold, withdraw, qualify or modify, in a manner adverse to Cross Media, its recommendation of adoption of the merger agreement;

     - approve or recommend or propose publicly to approve or recommend, any Alternative Transaction; or

     - cause LifeMinders to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Alternative Transaction.

     However, if the LifeMinders' board of directors receives a Superior Proposal and determines in good faith that the failure to do so would likely be inconsistent with LifeMinders' board of directors' fiduciary duties to LifeMinders stockholders under applicable law, the LifeMinders board of directors may inform its stockholders that it no longer recommends adoption of the merger agreement. LifeMinders' board of directors may do this at a time that is after the fifth business day following notice to Cross Media, and after giving a reasonable opportunity to Cross Media to make adjustments in the terms and conditions of the merger agreement.

     INDEMNIFICATION AND INSURANCE

     In the merger agreement, Cross Media agreed to continue to indemnify directors and officers of LifeMinders and its subsidiaries, for a period of three years following the completion of the merger, to the extent and in accordance with the provisions for indemnification and advancement of fees and expenses contained in the certificate of incorporation and bylaws of LifeMinders in effect on August 20, 2001 to the extent arising out of any action or omission occurring at any time before the completion of the merger and made in his or her capacity as a director or officer of LifeMinders or its subsidiaries. This indemnification obligation is in addition to any obligation Cross Media will have under Sections 145 and 259 of the Delaware General Corporation Law.

     For a period of six years following the completion of the merger, Cross Media has agreed to maintain in effect, to the extent available, directors' and officers' liability insurance covering directors and officers of LifeMinders and its subsidiaries who were covered by LifeMinders' directors' and officers' liability insurance policy on terms no less favorable to those covered as those applicable under the policy of directors' and officers' liability insurance maintained by LifeMinders on August 20, 2001.

     Each person seeking indemnification is subject to and must adhere to the limitations, procedures and guidelines set forth in the merger agreement. To review all of the limitations, procedures and guidelines related to the provisions of indemnification and insurance coverage, you should read Section
5.5 of the merger agreement attached to this joint proxy statement/prospectus as Annex A.

     CONDITIONS TO THE MERGER

     The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including, among others, that:

     - the merger agreement will have been adopted by the stockholders of Cross Media and LifeMinders and the amendment and restatement of Cross Media's certificate of incorporation will have been approved by the stockholders of Cross Media;

     - the shares of Cross Media common stock issuable in the merger and upon the exercise of options issued by Cross Media in the merger will have been duly approved for listing on the American Stock Exchange, subject to official notice of issuance;
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

     - Cross Media and LifeMinders will have obtained all material consents or approvals required under any agreement or instrument in order to permit the consummation of the merger;

     - Cross Media will have received an opinion of Blank Rome Comisky & McCauley LLP, special counsel to Cross Media, effective as of the closing date, in form and substance reasonably satisfactory to Cross Media, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, the merger will constitute a reorganization under Section 368 of the Internal Revenue Code;

     - LifeMinders will have received an opinion of Shaw Pittman LLP, counsel to LifeMinders, effective as of the closing date, in form and substance reasonably satisfactory to LifeMinders, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, the merger will constitute a reorganization under Section 368 of the Internal Revenue Code;

     - the shares of Cross Media's Series A preferred stock will be converted into shares of Cross Media common stock and/or redeemed in accordance with the Series A agreement, as described on page [ ] simultaneously with the completion of the merger;

     - there will have been no material adverse change or material casualty loss affecting Cross Media or any of its subsidiaries between August 20, 2001 and the closing date;

     - there will have been no material adverse change or material casualty loss affecting LifeMinders or any of its subsidiaries between August 20, 2001 and the closing date;

     - LifeMinders will have terminated leases and contracts previously identified by Cross Media and LifeMinders, on terms and provisions, including termination payments, approved by Cross Media, which approval will not be unreasonably withheld;

     - Cross Media will have received releases, in form reasonably satisfactory to LifeMinders, from certain of its securityholders for failure to timely register certain securities; and

     - LifeMinders' calculation of the Shortfall, as defined in Section 2.4 of the merger agreement, and Shortfall Adjustment, as defined in Section 2.4 of the merger agreement, pursuant to the merger agreement will have been calculated based upon financial information provided to Cross Media which was true, correct and complete in all material respects; and to the extent the calculations included estimated amounts, the estimates will have been made in good faith based upon reasonable assumptions.

     To review all of the conditions contained in the merger agreement, you should read Article VII of the amended and restated merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

     CLOSING DATE AND EFFECTIVE TIME

     The closing of the merger will take place as soon as practicable after the satisfaction or waiver of the conditions to closing stated in the merger agreement at the offices of legal counsel for Cross Media in New York City unless another date, time or place is agreed to in writing by Cross Media and LifeMinders. Immediately following the closing of the merger, the parties will file a certificate of merger with the State of Delaware. The merger will take effect at the time this filing is made with the State of Delaware.

     TERMINATION OF THE MERGER AGREEMENT

     At any time before the closing of the merger, Cross Media and LifeMinders may terminate the merger agreement by mutual consent in writing. In addition, either Cross Media or LifeMinders may terminate the merger agreement for any of the following reasons:

     - LifeMinders' net cash and cash equivalents at August 31, 2001 have not been finally determined by November 30, 2001;
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

     - the merger has not been completed by December 31, 2001, or a later date agreed upon by the parties;

     - any of the required approvals of stockholders of Cross Media or LifeMinders have not been obtained at a duly held meeting, including any adjournments thereof; or

     - if a court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable.

     In addition, the merger agreement may be terminated by Cross Media if:

     - LifeMinders breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement whereby the conditions to Cross Media consummating the merger would not be satisfied, which breach or failure to perform is not, or cannot be, cured within 20 calendar days after written notice thereof;

     - a condition to Cross Media consummating the merger cannot be satisfied prior to December 31, 2001, or a later date agreed upon by the parties;

     - LifeMinders' net cash and cash equivalents at August 31, 2001 are less than $47.25 million; Cross Media's failure to give written notice to LifeMinders within 10 days after the Shortfall is determined will constitute a waiver of its right to terminate the merger agreement under this provision; or

     - the board of directors of LifeMinders or any committee of the board of directors of LifeMinders:

        - fails to include in the joint proxy statement/prospectus its recommendation without modification or qualification that the LifeMinders stockholders adopt the merger agreement and approve the transactions contemplated thereby;

        - withdraws or adversely modifies its recommendation to the LifeMinders stockholders that they adopt the merger agreement and approve the transactions contemplated thereby;

        - fails to reaffirm its recommendation upon Cross Media's request;

        - approves or recommends any Alternative Transaction, as described on page [ ];

        - fails, within 10 business days of the commencement of a tender or exchange offer, to recommend to the LifeMinders stockholders and, if applicable, holders of LifeMinders equity rights, as defined in the merger agreement, that they reject the tender or exchange offer; or

        - resolves to take any of the foregoing actions.

     Further, the merger agreement may be terminated by LifeMinders if:

     - Cross Media breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement whereby the conditions to LifeMinders consummating the merger would not be satisfied, which breach or failure to perform is not, or cannot be, cured within 20 calendar days after written notice thereof;

     - if a condition to LifeMinders consummating the merger cannot be satisfied prior to December 31, 2001, or a later date agreed upon by the parties;

     - if the board of directors of LifeMinders determines in good faith, after receipt of advice from outside counsel, that the failure to terminate the merger agreement would likely be inconsistent with LifeMinders' board of directors' fiduciary duties to LifeMinders stockholders under applicable law with respect to a Superior Proposal; or

     - the volume weighted average closing price for Cross Media common stock over any 10 consecutive trading days prior to the closing date is less than $1.0915 and LifeMinders notifies Cross Media
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

       within 10 calendar days after the date on which the volume weighted average closing price for Cross Media common stock over a 10 consecutive trading day period first falls below $1.0915; LifeMinders failure to give this notice will constitute a waiver of its right to terminate the merger agreement under this provision.

     TERMINATION FEES

     The merger agreement requires LifeMinders to pay to Cross Media a cash termination fee of $2.8 million in the event the merger agreement is terminated for any of the following reasons:

     - LifeMinders terminates the merger agreement because its board of directors determines in good faith, after receipt of advice from outside counsel, that the failure to terminate the merger agreement would likely be inconsistent with LifeMinders' board of directors' fiduciary duties to LifeMinders' stockholders under applicable law with respect to a Superior Proposal;

     - Cross Media terminates the merger agreement because the board of directors of LifeMinders or any committee of the board of directors of
       LifeMinders:

        - fails to include in the joint proxy statement/prospectus its recommendation without modification or qualification that the LifeMinders stockholders adopt the merger agreement and approve the transactions contemplated thereby;

        - withdraws or adversely modifies its recommendation to the LifeMinders stockholders that they adopt the merger agreement and approve the transactions contemplated thereby;

        - fails to reaffirm its recommendation upon Cross Media's request;

        - approves or recommends any Alternative Transaction;

        - fails, within 10 business days of the commencement of a tender or exchange offer, to recommend to the LifeMinders stockholders and, if applicable, holders of LifeMinders equity rights, as defined in the merger agreement, that they reject the tender or exchange offer; or

        - resolves to take any of the foregoing actions; or

        - if the merger agreement could not have been terminated by Cross Media as a result of LifeMinders board of directors failure to recommend (without modification or qualification), or withdrawal of its recommendation of the adoption and approval of the merger agreement to its stockholders, but the merger agreement is subsequently terminated by Cross Media or LifeMinders as the result of the failure to obtain LifeMinders stockholder approval, and prior to the LifeMinders stockholders meeting, another party proposes an Alternative Transaction, and within twelve months after the termination of the merger agreement, LifeMinders or its stockholders consummate an Alternative Transaction.

     In the event that there is a dispute as to whether the termination fee is payable under the terms of the merger agreement, the prevailing party is entitled to receive costs and expenses, including reasonable legal fees, in connection with any action relating to the dispute.

     EXPENSES

     Cross Media and LifeMinders will each pay its own costs and expenses incurred in connection with the merger agreement and the related transactions. However, if the merger is not consummated, Cross Media and LifeMinders will share equally the expenses incurred in connection with the printing of this joint proxy statement/prospectus and the related filing fees.

     PROCEDURES FOR LIFEMINDERS STOCKHOLDERS TO RECEIVE PAYMENT

     Cross Media and LifeMinders have jointly selected, [          ], to act as
the "exchange agent" under the merger agreement. Within 15 business days after the merger is completed, the exchange agent

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

will issue to LifeMinders stockholders who have returned their completed election forms together with LifeMinders stock certificates, guaranty of delivery or proof of lost certificate, the cash and/or shares of Cross Media common stock to which each stockholder is entitled. Within 15 business days after the merger is completed, the exchange agent will send to LifeMinders stockholders who did not timely send in their stock certificates (or guaranty of delivery or affidavit of lost stock certificates) and effective election forms, a letter of transmittal and instructions for exchanging their stock certificates. Cross Media shall also make appropriate provisions with the exchange agent to enable LifeMinders stockholders to obtain the letter of transmittal and instructions for exchanging their stock certificates from, and to deliver the certificates formerly representing shares of LifeMinders common stock to, the exchange agent in person, commencing on or not later than 15 business days following the completion of the merger. Within 10 business days after receiving a LifeMinders stockholder's stock certificate(s) together with a completed letter of transmittal, the exchange agent will issue the Cross Media common stock to which that stockholder is entitled.

     Upon the effectiveness of the merger, each outstanding LifeMinders stock certificate will be deemed to evidence the right to receive the number of shares of Cross Media common stock and/or the cash into which the shares of LifeMinders common stock have been converted in accordance with the merger agreement. The shares of Cross Media common stock and/or cash will not be paid to the record holder of any LifeMinders common stock until the certificate therefor is sent to the exchange agent. A LifeMinders stockholder whose certificate(s) have been lost or destroyed may nevertheless receive shares of Cross Media common stock and/or cash to which that LifeMinders stockholder is entitled, provided that the LifeMinders stockholder first delivers to Cross Media or to the exchange agent his or her election form indicating that his or her stock certificate(s) have been lost, stolen or destroyed. In addition, the LifeMinders stockholder will have to sign an affidavit that is included in the election form that provides, among other things, that the LifeMinders stockholder agrees to indemnify Cross Media and the exchange agent for any loss Cross Media may incur as a result of the LifeMinders stockholder's lost or destroyed stock certificate(s). The LifeMinders stockholder may also be required to provide an indemnity bond from an insurance company protecting Cross Media and the exchange agent from any damage which may result if someone presents the lost certificate for payment of the merger consideration.

     BOARD OF DIRECTORS AND MANAGEMENT OF CROSS MEDIA UPON CONSUMMATION OF THE MERGER

     When the merger is complete, Cross Media will continue to be managed by its current directors and officers. In addition, Jonathan Bulkeley, Chairman and Chief Executive Officer of LifeMinders, and Douglas A. Lindgren, a director of LifeMinders, will be appointed as directors of Cross Media upon completion of the merger for a term expiring at the annual meeting of Cross Media stockholders to be held in 2002. The Cross Media board of directors will nominate Messrs. Bulkeley and Lindgren for election as directors for one-year terms at the annual meeting of Cross Media stockholders to be held in 2002. Mr. Bulkeley will serve on the executive committee and the compensation committee of Cross Media's board of directors so long as he is a member of the Cross Media board of directors. Mr. Lindgren will serve as a member of the audit committee of Cross Media's board of directors so long as he is a member of the Cross Media board. In addition, if Mr. Bulkeley is no longer a Cross Media director, Mr. Lindgren will serve as a member of the executive committee so long as he is a member of the Cross Media board of directors.

     HIRING OF LIFEMINDERS' EMPLOYEES

     Cross Media has notified those LifeMinders employees whom it intends to employ as of the completion of the merger. The merger is not conditioned upon any LifeMinders' employees accepting employment with Cross Media.

     LISTING OF CROSS MEDIA COMMON STOCK ON THE AMERICAN STOCK EXCHANGE

     Cross Media will cause the shares of Cross Media common stock to be issued in connection with the merger to be listed on the American Stock Exchange.
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BACKGROUND OF THE MERGER

     Since before its initial public offering in 1999, LifeMinders has considered or sought out potential acquirers or merger partners, considering both opportunities to expand and grow the LifeMinders business through acquisitions and attractive opportunities to be acquired. In June 1999, LifeMinders engaged Thomas Weisel Partners to assist it in identifying and evaluating potential merger and acquisition candidates. Although LifeMinders contacted or engaged in discussions with a number of these potential partners, none of these discussions resulted in a proposal to merge with or acquire LifeMinders. The engagement of Thomas Weisel Partners terminated in June 2000, with certain obligations on the part of LifeMinders regarding compensation continuing for an additional ten months beyond that date.

     In January 2001, recognizing that the market for online advertising revenues had changed significantly, the LifeMinders board of directors decided to streamline its business to focus on the core direct marketing business. LifeMinders reduced expenses significantly, and laid off approximately 24% of its employees. During the first quarter of 2001, LifeMinders' revenue base continued to deteriorate, and the LifeMinders board of directors determined that its prospects for growth and profitability as a stand-alone company were not strong. Although the LifeMinders board of directors had previously been open to merger or acquisition proposals, at this time, its board directed LifeMinders' management to solicit and evaluate possible business combinations, or a sale of all or a portion of the assets of LifeMinders.

     In early May of this year, at a special meeting of the LifeMinders board of directors, LifeMinders' management and Thomas Weisel Partners reported to the LifeMinders' board of directors regarding activities related to a possible merger, acquisition or sale of LifeMinders over the past several months. Thomas Weisel Partners made a presentation to the LifeMinders board of directors about its efforts to locate and evaluate potential acquirers and merger partners for LifeMinders. Thomas Weisel Partners and outside legal counsel discussed with the LifeMinders board of directors a number of possible strategies, including the liquidation of LifeMinders. LifeMinders' management and LifeMinders' outside advisors discussed with the board six specific merger and acquisition opportunities that were being investigated. Over the next several weeks, at the direction of the board of directors, LifeMinders' management continued to evaluate these six merger and acquisition proposals, but ultimately was not able to recommend that any of these proposals should be pursued further.

     At a board meeting held on June 4, 2001, Cross Media's board of directors discussed an offer that had been made to merge Cross Media with MyPoints.com, Inc. Cross Media's offer had been rejected by MyPoints the previous weekend in favor of an offer from a subsidiary of United Airlines. Cross Media's board of directors instructed Cross Media's management to identify other potential acquisition candidates. Subsequently, Cross Media's management began conversations with Robertson Stephens, who recommended consideration of LifeMinders.

     Representatives of Robertson Stephens contacted LifeMinders on behalf of Cross Media to propose Cross Media as a possible merger partner for LifeMinders. Introductory telephone calls were held and preliminary information about the two companies was exchanged. On June 7, 2001, representatives of LifeMinders and Cross Media executed a mutual nondisclosure agreement.

     At the direction of the LifeMinders board of directors, LifeMinders' management also continued to solicit other merger, acquisition and asset sale proposals in an effort to negotiate the best possible transaction for LifeMinders stockholders. In early June of this year, LifeMinders entered into a letter of intent and term sheet with an individual representing an investment group seeking to purchase substantially all of LifeMinders' operating assets. The terms of this offer allowed LifeMinders to continue to solicit and negotiate other offers to purchase it or its assets, but gave the offeror the exclusive right to consummate the purchase under the terms offered in the letter of intent until June 19, 2001.

     During the first few weeks of June, a number of meetings were held among senior executives of Cross Media and LifeMinders, and their outside advisors. Information was exchanged between the companies and due diligence meetings and investigations continued. Cross Media presented LifeMinders with a proposed letter of intent and preliminary terms of a proposed merger transaction.

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     The LifeMinders board of directors met on June 18, 2001, to consider the status of its efforts to negotiate an acceptable merger or acquisition proposal or a sale of all or substantially all of its assets. The terms of the Cross Media proposal were discussed in detail, including the proposed price, the cash/stock election, the proposed board of directors of the combined company and the terms of the non-solicitation covenants. The proposal by the investment fund to purchase substantially all of the operating assets of LifeMinders also was discussed. The LifeMinders board of directors considered and compared the Cross Media proposal to the investment fund proposal, which was an all cash offer subject to financing. The LifeMinders board of directors considered, among other factors, the possible upside opportunities for LifeMinders stockholders in the Cross Media stock proposal compared with the investment group's all cash offer. Following a full discussion of both proposals, the LifeMinders board of directors authorized management to pursue a definitive agreement with the investment group subject to the investment group providing an assurance of adequate financing. The LifeMinders board of directors also authorized management to continue discussions with, and conduct a due diligence review of, Cross Media in the event that the investment group did not obtain adequate financing.

     The investment group continued to conduct its due diligence review of LifeMinders and numerous discussions were held among employees and representatives of LifeMinders and the investment group during this period. However, the investment group was unable to give LifeMinders assurances that its offer would be fully financed. Accordingly, LifeMinders did not enter into a definitive agreement with the investment group by the June 19, 2001, date in the letter of intent, and the investment group's exclusive right to consummate the purchase of LifeMinders' assets under the terms of the letter of intent lapsed.

     In late June, Robertson Stephens, on behalf of Cross Media, delivered to LifeMinders a revised draft letter of intent and term sheet. Negotiations regarding the proposed letter of intent and term sheet continued between representatives of Cross Media and LifeMinders. On June 21, 2001, Cross Media and LifeMinders executed a letter of intent and term sheet. The letter of intent provided, among other terms, that LifeMinders and Cross Media would in good faith use commercially reasonable efforts to negotiate and execute a definitive agreement by July 18, 2001, and that LifeMinders could not solicit, facilitate or negotiate other offers for LifeMinders or its assets until July 18, 2001 (or an earlier date as mutually agreed by the parties). The letter of intent also contemplated that a meeting would be held between certain LifeMinders' board members and senior management of Cross Media on June 26, 2001. LifeMinders was given the right following that meeting, in its sole discretion, to decide not to proceed with the proposed transaction, provided it so notified Cross Media that the letter of intent was terminated by noon on June 27, 2001.

     Pursuant to the letter of intent, on June 26, 2001, a meeting was held among certain members of LifeMinders' senior management and board of directors, and senior management of Cross Media. Cross Media presented its business plan to the LifeMinders' board members, discussed the terms of proposed transaction and the integration of the two companies and responded to questions posed by the LifeMinders board members. About this time, LifeMinders also received an unsolicited further proposal from the investment group that was seeking to purchase substantially all of the operating assets of LifeMinders. In accordance with the terms of its letter of intent with Cross Media, LifeMinders responded to that group, advising it that it was subject to a non-solicitation agreement and could not engage in any discussions with the investment group.

     On June 26, 2001, the LifeMinders board of directors held a special meeting to consider the results of the board members' due diligence visit to Cross Media. The LifeMinders board members reported on that meeting. After a full discussion of the meeting and the proposed terms of a transaction with Cross Media, the LifeMinders board of directors decided that additional information would be required before the board could decide whether to terminate the letter of intent. Management of LifeMinders also discussed with the LifeMinders board of directors the revised proposal received from the investment group. The LifeMinders board of directors discussed the proposed terms of the revised proposal and concluded that the Cross Media proposal appeared to be more attractive, from an economic point of view.

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

     On June 27, 2001, Cross Media and LifeMinders amended the letter of intent to, among other things, extend the date by which the LifeMinders' board of directors could terminate the letter of intent until 5:00 p.m. on June 29, 2001. Due diligence meetings continued between LifeMinders and Cross Media and their respective advisors.

     A special meeting of the LifeMinders board of directors was held on June 29, 2001 to, among other things, discuss the terms of a proposed transaction with Cross Media and the results of its due diligence. After a full discussion of the proposed transaction, the LifeMinders board of directors decided not to terminate the letter of intent with Cross Media, but also decided that certain remaining due diligence questions needed to be answered before the LifeMinders board of directors would authorize signing a definitive agreement. The LifeMinders board of directors also authorized the retention of Legg Mason Wood Walker, Incorporated as its financial advisor in connection with the proposed transaction.

     During this period, members of senior management of Cross Media and LifeMinders, and their outside legal advisors, held numerous conference calls and meetings to discuss the terms of the proposed merger of the two companies, including the form of consideration. LifeMinders negotiated a revised consideration in the transaction that provided LifeMinders stockholders with an opportunity to obtain cash for all or a portion of their LifeMinders' shares, and Cross Media agreed that LifeMinders could designate two individuals for appointment to the Cross Media board of directors, including representation on the compensation and audit committees. Several revised drafts of a proposed merger agreement were exchanged, and further due diligence investigations were conducted.

     On July 12 and July 13, 2001, the LifeMinders board of directors held two more special meetings to review the status of the proposed transaction with Cross Media. LifeMinders' management and outside counsel reviewed the principal terms of the merger agreement, including, among other things, the structure of the transaction as a direct merger between LifeMinders and Cross Media, the cash/stock election, the exchange ratio, the representations and warranties of the parties, indemnification of LifeMinders directors and officers, the covenants under which LifeMinders and Cross Media would be required to operate their businesses prior to the closing of the merger and conditions to closing of the merger. They also discussed termination rights of the parties under the merger agreement including a provision that would allow LifeMinders to consider and respond to future unsolicited proposals if the LifeMinders board of directors made a finding that it was required to do so to comply with its fiduciary duties to its stockholders and a provision that would require LifeMinders to pay to Cross Media a $2.8 million termination fee if the merger agreement were to be terminated under certain circumstances. Legg Mason gave the board its preliminary assessment of the merger consideration being offered to the LifeMinders stockholders by Cross Media. The LifeMinders board of directors authorized management to continue to negotiate with Cross Media towards a definitive merger agreement.

     On July 17, 2001, at a meeting of Cross Media's board of directors held to consider and vote upon the original proposed merger agreement and related agreements, Robertson Stephens delivered to Cross Media's board of directors its oral opinion, subsequently confirmed in writing, that, as of July 17, 2001, and based on the matters considered and the limitations on the review undertaken described in the written opinion, the merger consideration, comprised of up to $12.1 million in cash and the balance payable in shares of Cross Media common stock valued at $1.9845 per share, was fair, from a financial point of view, to Cross Media. Mr. Altbach and Mr. Kaufman discussed the status of the negotiations with LifeMinders, the outstanding issues regarding the merger and the comments and questions raised by the directors. Cross Media's board of directors approved the transaction.

     Following the continued satisfactory progress toward resolution of outstanding issues between LifeMinders and Cross Media, on July 17, 2001, the LifeMinders board of directors met to review and approve the original terms of the merger with Cross Media. LifeMinders' management and outside counsel updated the LifeMinders board of directors on the results of the parties' further negotiations and reviewed with the board of directors the terms of the merger agreement. Management reported on due diligence matters. Legg Mason discussed the financial performance of LifeMinders and Cross Media, and presented an analysis of comparable public companies, an analysis of comparable merger and acquisition transactions

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

and a liquidation analysis of LifeMinders. Legg Mason delivered its oral opinion to the LifeMinders board of directors that, as of that date, and subject to a number of assumptions, qualifications and limitations, the original merger consideration was fair, from a financial point of view, to the holders of LifeMinders common stock. Following these discussions, the LifeMinders board of directors unanimously determined that, subject to satisfactory resolution of certain remaining issues with Cross Media, the proposed merger was advisable, fair to, and in the best interests of LifeMinders and its stockholders and approved the terms of the original merger agreement and authorized its Chief Executive Officer to execute, on behalf of LifeMinders, the original merger agreement subject to any non-material changes. In a conference call between representatives of LifeMinders and Cross Media following the board of directors meeting, all remaining issues were resolved. On July 18, 2001, counsel to LifeMinders and Cross Media completed negotiations on the remaining terms of the original merger agreement.

     In the early evening on July 18, 2001, Cross Media and LifeMinders signed the original merger agreement. The transaction was publicly announced on the morning of July 19, 2001, and a conference call was held later that day to discuss the material terms of the merger.

     During the period between July 18, 2001 and August 19, 2001, representatives of Cross Media and LifeMinders conducted numerous meetings regarding operational matters.

     On or about August 10, 2001, members of senior management of LifeMinders and Cross Media began to discuss revising the terms of the merger agreement to increase the total amount of cash available for payment to LifeMinders stockholders in the merger from $12.1 million to $24 million, and increase the stock exchange ratio from approximately 1.23 to 1.29 shares of Cross Media common stock for each share of LifeMinders common stock exchanged for Cross Media stock in the merger, while simultaneously decreasing the number of Cross Media shares issuable in the merger by up to 4 million, reducing dilution by up to approximately 13%. As part of these discussions, representatives of Cross Media and LifeMinders determined that it would be mutually advantageous to obtain voting agreements in support of the revised merger terms.

     On August 10 and August 13, 2001, the LifeMinders board of directors held two special meetings to review the proposed revisions to the terms of the merger. The LifeMinders board discussed with outside counsel its fiduciary obligations to LifeMinders stockholders and its obligations under the merger agreement with respect to potential third party proposals regarding a possible merger or acquisition transaction involving LifeMinders. During the period between August 10 and August 19, 2001, members of senior management of Cross Media and LifeMinders and their outside legal counsel held numerous conference calls and meetings to discuss the proposed revised terms of the amended and restated merger agreement.

     On August 15, 2001, at a meeting of Cross Media's board of directors held to consider and vote upon the revisions to the terms of the merger agreement and related agreements, Robertson Stephens delivered to Cross Media's board of directors its oral opinion, subsequently confirmed in writing, that, as of August 15, 2001, and based on the matters considered and the limitations on the review undertaken described in the written opinion attached as Annex C to this joint proxy statement/prospectus, the revised merger consideration, comprised of up to $24 million in cash and 24.2 million shares of Cross Media common stock (with per share amounts calculated under the treasury stock method), provided that the number of shares of Cross Media common stock may be increased to the extent that the stockholders of LifeMinders elect to receive less than the maximum cash consideration, was fair, from a financial point of view, to Cross Media. Mr. Altbach and Mr. Kaufman discussed the status of the negotiations with LifeMinders, the outstanding issues regarding the merger and the comments and questions raised by Cross Media's directors. Cross Media's board of directors approved the terms of the amended and restated merger agreement at the August 15, 2001 meeting.

     On August 19, 2001, the LifeMinders board of directors met to review and approve the proposed revised terms of the merger. LifeMinders' management and outside counsel updated the LifeMinders board on the results of the parties' further negotiations and reviewed with the board the terms of the amended and restated merger agreement. Legg Mason discussed the financial performance of LifeMinders
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

and Cross Media, and presented an analysis of comparable public companies, an analysis of comparable merger and acquisition transactions and a liquidation analysis of LifeMinders. Legg Mason delivered its oral opinion to the LifeMinders board that, as of that date, and subject to a number of assumptions, qualifications and limitations which are set forth in its written opinion the revised merger consideration was fair, from a financial point of view, to the holders of LifeMinders common stock. This oral opinion was later confirmed in writing and a copy of the written opinion is attached to this joint proxy statement/ prospectus as Annex D. Following these discussions, the LifeMinders board of directors approved the terms of the amended and restated merger agreement and authorized its Chief Executive Officer to execute, on behalf of LifeMinders, the amended and restated merger agreement subject to any non-material changes. In conference calls between representatives of LifeMinders and Cross Media on August 20, 2001, all remaining issues were resolved. In the evening of August 20, 2001, Cross Media and LifeMinders signed the amended and restated merger agreement. The revised transaction was publicly announced on August 21, 2001.

     Since the date of the original merger agreement, LifeMinders has received correspondence from unrelated third parties regarding a possible merger or acquisition transaction involving LifeMinders, or a proposal to acquire substantially all of its assets. LifeMinders may receive other similar communications before the Cross Media merger is consummated. The LifeMinders board of directors intends to give appropriate consideration to such communications, consistent with the directors' fiduciary obligations to all LifeMinders stockholders and LifeMinders' obligations under the amended and restated merger agreement.

     The boards of directors of both Cross Media and LifeMinders have approved the amended and restated merger agreement and recommend that their respective stockholders adopt the amended and restated merger agreement.

     CROSS MEDIA'S REASONS FOR THE MERGER

     Cross Media's board of directors has determined that the terms of the merger agreement and the merger are in the best interests of Cross Media and its stockholders. In arriving at its determination, the Cross Media board of directors consulted with Cross Media's management, as well as its legal counsel, accountants and financial advisors, and gave significant consideration to a number of factors bearing on its decision. The following were the material factors that were considered by the Cross Media board of directors:

     - Cross Media seeks to grow both internally and through the acquisition of complementary businesses. LifeMinders, which has an extensive consumer database and personalization capabilities, will complement Cross Media's proven marketing skills in both traditional and online direct marketing channels;

     - The belief that Cross Media will obtain access to LifeMinders' 20 million member database as a result of the merger, and that this access will enable it to reduce customer acquisition costs and increase margins by targeting offers to LifeMinders highly profiled members;

     - The belief that LifeMinders' strong balance sheet will significantly strengthen the financial position of Cross Media;

     - The belief that LifeMinders' significant net cash will provide funding to continue Cross Media's strategy of internal growth and growth through the acquisition of complementary businesses;

     - The belief that, while no assurance could be given, Cross Media could improve the operating results of LifeMinders;

     - The belief that the cost of the merger in financial terms represents a reasonable investment by Cross Media in furthering its business strategy;

     - The belief that, while no assurances can be given, it was likely that the merger would be completed and that the business and financial benefits contemplated in connection with the merger are likely to be achieved within a reasonable time frame;
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

     - The structure of the merger and the terms of the merger agreement, including the fact that the exchange ratio provides reasonable certainty as to the amount of cash to be paid and the number of shares of Cross Media common stock to be issued in the merger; and

     - The opinion of Robertson Stephens, Inc. to Cross Media's board of directors that, as of August 15, 2001, and based on and subject to the considerations set forth in the written opinion, the consideration offered in connection with the amended and restated merger agreement was fair, from a financial point of view, to Cross Media.

     Cross Media does not intend this discussion of the information and factors considered by the Cross Media board of directors to be exhaustive, although this discussion does include all material factors considered by the Cross Media board of directors. In reaching its determination to approve and recommend the amended and restated merger agreement to the Cross Media stockholders for adoption, the Cross Media board of directors did not assign any relative or specific weights to the factors considered, and individual directors of Cross Media might have weighed factors differently.

     LIFEMINDERS' REASONS FOR THE MERGER

     At a meeting of LifeMinders' board of directors held on July 18, 2001, the board of directors voted to enter into the original merger agreement with Cross Media. At that time, the board of directors unanimously concluded that the original merger agreement and the merger were advisable, fair to, and in the best interests of LifeMinders and its stockholders, and voted to recommend to LifeMinders stockholders that the merger agreement be adopted. On August 10, 2001, LifeMinders board of directors began to renegotiate the terms of the original merger agreement because of changed market conditions. On August 19, 2001, LifeMinders board of directors approved the amended and restated merger agreement and voted to recommend to the LifeMinders stockholders that the amended and restated merger agreement be adopted. This decision was taken after the board of directors consulted with LifeMinders' management, legal counsel and financial advisors, and was based on the board of directors' belief that the potential benefits of the merger, taken as a whole, made the possibility of the success of the combined companies a more attractive option for LifeMinders stockholders than LifeMinders continuing to operate as an independent business, combining with another business, or liquidating and dissolving. These potential benefits included:

     - The combination of LifeMinders' proprietary technology, expertise in online direct marketing, large membership base and substantial assets, including a significant cash balance after the merger, with Cross Media's established direct marketing operations would create a company with significantly better prospects for success than LifeMinders had as a stand-alone business;

     - The combined company's expected continuation of LifeMinders' primary business objective of becoming a leading online direct marketing company which would provide LifeMinders stockholders with a potential opportunity to participate in and benefit from the accomplishment of that objective;

     - The complementary nature of each company's product offering and the synergistic business that is expected to be created by combining the LifeMinders' proprietary member-targeted technology and databases containing member specific information with the well-developed direct marketing capabilities of Cross Media; and

     - The opportunity for LifeMinders stockholders to receive a favorable return on their investment in LifeMinders stock while allowing stockholders who wish to continue ownership interest or delay the taxation of gain on their stock to do so through electing to receive Cross Media common stock instead of cash.

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

     In evaluating the proposed merger with Cross Media, LifeMinders' board of directors considered a number of factors, including the following:

     - Historical information concerning Cross Media's and LifeMinders' respective businesses, financial performance and condition, operations, technology and management, including reports for each company filed with the SEC;

     - LifeMinders' management's view of the financial condition, results of operations and businesses of LifeMinders and Cross Media before and after giving effect to the merger;

     - LifeMinders' management's assessment of the effect of the merger on the stockholders of LifeMinders;

     - Current financial market conditions and historical market prices, volatility and trading information;

     - The consideration LifeMinders stockholders would receive in the merger in light of other acquisition proposals and the value that could be distributed to LifeMinders stockholders in a liquidation;

     - The ownership of the combined company by LifeMinders stockholders;

     - The opinion of Legg Mason that, as of the date of its opinion and subject to the limitations and considerations described in the opinion, the consideration was fair to the holders of the outstanding shares of LifeMinders common stock, and the financial presentations made by Legg Mason to the board of directors of LifeMinders in connection with the delivery of its opinion;

     - The belief that the terms of the merger agreement are reasonable;

     - The impact of the merger on LifeMinders' customers and employees;

     - Reports from management, legal, and financial advisors as to the results of LifeMinders' due diligence investigation of Cross Media; and

     - The expectations that the merger would be treated as tax-free reorganization for federal income tax purposes for LifeMinders, Cross Media and LifeMinders stockholders (except for tax resulting from any cash received for shares and fractional shares by the holders of LifeMinders common stock).

     LifeMinders' board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

     - The risk that the potential benefits of the merger may not be realized;

     - The risk that downward movement in the market price of Cross Media common stock would make the stock component of the consideration payable in connection with the merger less valuable;

     - The risk that the merger consideration would be reduced by up to $1.75 million if LifeMinders' net cash and cash equivalents at August 31, 2001 are less than $48.9 million;

     - The risk that the merger may not be consummated;

     - The risk that Cross Media and LifeMinders would not be able to integrate their products, technologies and organizations;

     - The potential effect of the termination fee in deterring other potential acquirors from proposing an alternative transaction that might be more advantageous to LifeMinders stockholders; and

     - Other applicable risks that are described in this joint proxy statement/prospectus under "Risk Factors."

     The LifeMinders board of directors concluded, however, that on balance the potential benefits of the merger to LifeMinders and its stockholders outweighed the risks associated with the merger.

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     The discussion of the information and factors considered by the LifeMinders board of directors is not intended to be exhaustive. In view of the variety and complexity of factors considered in connection with its evaluation of the merger, the LifeMinders board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to, the specific factors listed above that included discussions with LifeMinders' senior management and its legal and financial advisers. Individual members of the LifeMinders board of directors may have given different weight to different factors.

     There can be no assurance that the potential synergies, opportunities or other benefits considered by the LifeMinders board of directors will be achieved by completing the merger. See "Risk Factors" beginning on page [ ].

     The board of directors of LifeMinders unanimously recommends that LifeMinders stockholders vote in favor of adoption of the amended and restated merger agreement.

OPINIONS OF FINANCIAL ADVISORS

     OPINION OF ROBERTSON STEPHENS

     Under a letter agreement dated July 2, 2001, Cross Media engaged Robertson Stephens to act as its financial advisor in connection with a possible acquisition of, or business combination involving, LifeMinders, and to render an opinion to Cross Media's board of directors as to the fairness of the transaction, from a financial point of view, to Cross Media.

     On August 15, 2001, at a meeting of the Cross Media board held to consider and vote upon the proposed amended and restated merger agreement and related agreements, Robertson Stephens delivered to Cross Media's board of directors its oral opinion, subsequently confirmed in writing, that, as of August 15, 2001, and based on the matters considered and the limitations on the review undertaken described in the written opinion, the value of the merger consideration as of the date thereof, comprised of up to $24 million in cash and 24.2 million shares of Cross Media common stock, provided that the number of shares of Cross Media common stock may be increased to the extent that the stockholders of LifeMinders elect to receive reduced cash consideration, was fair, from a financial point of view, to Cross Media. Robertson Stephens has consented to the use of its opinion in this proxy statement and the full text of this opinion is reprinted as Annex C to this joint proxy statement/prospectus. No limitations were imposed by Cross Media's board on Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion.

     You should consider the following when reading the discussion of the opinion of Cross Media's financial advisor in this document:

     - We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth in Annex C to this joint proxy statement/prospectus and is incorporated by reference.

     - The following description of the opinion of Robertson Stephens is qualified by reference to the full opinion located in Annex C to this joint proxy statement/prospectus. The full opinion sets forth, among other things, the assumptions made by Robertson Stephens, the matters it considered and the limitations on the review undertaken.

     - The Robertson Stephens opinion was prepared for the benefit and use of the Cross Media board in its consideration of the merger and does not constitute a recommendation to stockholders of Cross Media as to how they should vote at the special meeting or take any other action in connection with the merger.

     - The Robertson Stephens opinion was necessarily based upon market, economic and other conditions as in effect on, and information made available to Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting its opinion which may come or be brought to Robertson Stephens' attention after the date of its opinion.

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     - The Robertson Stephens opinion was limited to the fairness, from a financial point of view and as of the date thereof, of the merger consideration to Cross Media.

     Opinion and Analysis of Robertson Stephens. In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens:

     - reviewed certain publicly available financial statements and other business and financial information of LifeMinders and Cross Media;

     - reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning Cross Media and LifeMinders;

     - held discussions with the managements of LifeMinders and Cross Media concerning the businesses, past and current operations, financial condition and future prospects of both LifeMinders and Cross Media, independently and combined;

     - reviewed the financial terms and conditions set forth in the draft of the Amended and Restated Agreement and Plan of Merger of August 13, 2001 and drafts of the Voting Agreements;

     - reviewed the stock price and trading history of LifeMinders common stock and Cross Media common stock;

     - compared the financial performance of LifeMinders and the prices and trading activity of LifeMinders common stock with that of certain other publicly traded companies comparable to LifeMinders;

     - compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions that Robertson Stephens deemed relevant;

     - participated in discussions and negotiations among representatives of LifeMinders and Cross Media and their legal advisors; and

     - made other studies and inquiries, and reviewed other data, as Robertson Stephens deemed relevant.

     In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it, including information furnished to it orally or otherwise discussed with it by the managements of LifeMinders and Cross Media, or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of this information. Robertson Stephens relied upon the assurances of the respective managements of LifeMinders and Cross Media that they were not aware of any facts that would make the information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities, contingent or otherwise, of LifeMinders, nor was it furnished with any evaluation or appraisal. With respect to the financial forecasts and projections, and the assumptions and bases therefor, for Cross Media and LifeMinders that Robertson Stephens reviewed, Robertson Stephens assumed that the forecasts and projections:

     - were reasonably prepared in good faith on the basis of reasonable assumptions;

     - reflect the best currently available estimates and judgments of the managements of Cross Media and LifeMinders, respectively; and

     - will be realized in the amounts and in the time periods currently estimated.

     Robertson Stephens assumed that the merger would be consummated upon the terms set forth in the draft Amended and Restated Agreement and Plan of Merger of August 13, 2001 without material alteration. In addition, Robertson Stephens assumed that the historical financial statements of LifeMinders reviewed by it were prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

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     Robertson Stephens expressed no opinion as to:

     - the value of any employee agreement or other arrangement entered into in connection with the proposed merger; or

     - any tax or other consequences that might result from the merger.

     Robertson Stephens' opinion does not address the relative merits of the merger or any other business strategy that Cross Media's board of directors has considered or may be considering, nor does it address the decision of Cross Media's board of directors to proceed with the merger. Robertson Stephens' opinion does not address any legal or accounting matters, as to which it understands that Cross Media obtained such advice, as it deemed necessary, from qualified professionals. Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of its own counsel.

     The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. IN ORDER TO UNDERSTAND BETTER THE FINANCIAL ANALYSES PERFORMED BY ROBERTSON STEPHENS, THE TABLES MUST BE READ TOGETHER WITH THE ACCOMPANYING TEXT. ROBERTSON STEPHENS' OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES THAT IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

     Comparable Company Analysis. Using publicly available information, Robertson Stephens analyzed, among other things, the trading multiples of LifeMinders and the following publicly-traded companies in the Internet advertising and marketing industry which it believed to be reasonably comparable to LifeMinders:

     - ClickAction Inc.

     - Digital Impact, Inc.

     - DoubleClick Inc.

     - Engage, Inc.

     - L90, Inc.

     - ValueClick, Inc.

     Revenues. As set forth in the following table, applying a range of total capitalization multiples for these companies for calendar years 2000 and 2001 to corresponding revenue data for LifeMinders resulted in the following range of implied equity values. Robertson Stephens defined total capitalization as the equity market capitalization plus funded debt and capital lease obligations less cash and cash equivalents. If total capitalization was a negative value, then no multiple was assigned.

                                                               IMPLIED LIFEMINDERS EQUITY VALUE
CALENDAR YEAR                                MULTIPLE RANGE            ($ IN MILLIONS)
-------------                                --------------    --------------------------------
2000.......................................   0.3x - 0.7x            $65.2 - $86.7
2001.......................................   0.8x - 0.8x            $52.3 - $57.8
                                                                  Mean: $58.7 - $72.3

     Precedent Transaction Analysis. Robertson Stephens analyzed the aggregate value and implied transaction value multiples paid or proposed to be paid in selected precedent transactions in the Internet advertising and marketing, and related Internet services segments, including:

     - Mediaplex, Inc./ValueClick, Inc. -- July 2, 2001

     - MyPoints.com, Inc./United NewVentures -- June 4, 2001

     - MessageMedia, Inc./DoubleClick Inc. -- June 1 ,2001

     - Exactis.com (of 24/7 Media, Inc.)/Direct Marketing Technologies, Inc. (of Experian Information Solutions, Inc.) -- May 18, 2001

     - Uproar Inc./Vivendi Universal -- February 6, 2001

     - NetCreations, Inc./SEAT Pagine Gialle S.p.A. -- December 21, 2000

     Robertson Stephens compared, among other things, the aggregate value in these transactions as a multiple of the latest 12 months' revenues and the projected next 12 months' revenues. Applying these multiples to similar revenue figures for LifeMinders resulted in the range of implied equity values listed below. In addition, the 1-day and 1-month premium analyses resulted in the following range of implied equity values.

                                              MULTIPLE OR     IMPLIED LIFEMINDERS EQUITY VALUE
                                             PREMIUM RANGE             (IN MILLIONS)
                                             -------------    --------------------------------
Latest twelve months revenue...............  0.3x - 1.0x            $59.7 - $84.6
Next twelve months revenue.................  0.4x - 1.2x            $52 - $ 57.9
                                                                 Mean: $55.8 - $71.2
1-day premium..............................   40% - 80%             $69.9 - $89.9
1-month premium............................   30% - 60%             $54.0 - $66.5
                                                                 Mean: $62.0 - $78.2

     Liquid Assets Analysis. Robertson Stephens compared, among other things, the liquid assets ratio, computed as the equity market capitalization divided by cash and cash equivalents less funded debt and capital lease obligations, for the selected publicly traded companies in the Internet advertising and marketing industry listed above. As set forth in the following table, applying a range of equity market capitalization to liquid assets ratios to the corresponding liquid assets data for LifeMinders resulted in the following range of implied equity values. In addition, Robertson Stephens compared the premium of equity consideration paid or proposed to be paid in selected precedent transactions in the Internet advertising and marketing, and related Internet services segments as listed above to the projected liquid assets at estimated closing of the target company for each transaction. As set forth in the following table, applying a range of premiums to the corresponding liquid assets data for LifeMinders resulted in the following range of implied equity values.

                                              MULTIPLE OR     IMPLIED LIFEMINDERS EQUITY VALUE
                                             PREMIUM RANGE             (IN MILLIONS)
                                             -------------    --------------------------------
Market capitalization/liquid assets........  1.1x - 2.0x            $53.9 - $78.4
Premium to target liquid assets............   10% - 60%             $53.9 - $78.4
                                                                 Mean: $53.9 - $78.4

     Other Factors. No company, transaction or business used in the comparable company analysis, the selected precedent transaction analysis or the liquid assets analysis as a comparison is identical to LifeMinders or the proposed merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors and trends that could affect the acquisition, public trading and other values of the comparable companies or the business segment, company or transactions to which they are compared. In addition, while the foregoing summary describes the analyses and factors that Robertson Stephens deemed material in its presentation to Cross Media's board of directors, it is not a comprehensive description of all analysis and factors considered by Robertson Stephens.

     The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens made numerous assumptions with respect to anticipated industry performance, general business and other conditions and matters, and present industry and transaction trends, many of which are beyond the control of Cross Media or Robertson Stephens, and their likely impact on the future performance of Cross Media. Any estimates contained in these analyses are not necessarily indicative of actual values or predicative of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty.

     Cross Media engaged Robertson Stephens under a letter agreement dated July 2, 2001. The agreement provides that, for its services, contingent upon closing of the merger, Robertson Stephens is entitled to receive a transaction fee of $1.5 million. If the merger is not completed and Cross Media receives a termination fee from LifeMinders, Robertson Stephens will receive a fee of $500,000, provided that this amount does not exceed 50% of any cash or other compensation payable to Cross Media by LifeMinders after payment of Cross Media's expenses incurred in connection with the merger. Cross Media has also agreed to indemnify and hold harmless Robertson Stephens and its affiliates and any other person, director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to Cross Media.

     The terms of the fee arrangement with Robertson Stephens, which Cross Media and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between Cross Media and Robertson Stephens, and the Cross Media board of directors was aware of these fee arrangements. Robertson Stephens was retained based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Robertson Stephens' investment banking relationship and familiarity with Cross Media.

     In the ordinary course of business, Robertson Stephens may actively trade securities of Cross Media or LifeMinders for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in the securities of either company. Robertson Stephens has served as a co-manager for a follow-on public equity offering for LifeMinders, and received customary fees for such services.

     Robertson Stephens is an internationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

     OPINION OF LEGG MASON WOOD WALKER, INCORPORATED

     The board of directors of LifeMinders engaged Legg Mason Wood Walker, Incorporated, referred to in this joint proxy statement/prospectus as Legg Mason, to act as its financial advisor and evaluate the fairness, from a financial point of view, to the holders of LifeMinders common stock of the merger consideration provided for in the merger. On July 17, 2001, at a meeting of the board of directors of LifeMinders held to evaluate the merger, Legg Mason rendered to the LifeMinders board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 18, 2001, the date of the original merger agreement, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration provided for in the merger agreement was fair, from a financial point of view, to the holders of LifeMinders common stock. On August 19, 2001, at a meeting of the board of directors of LifeMinders held to evaluate the revised terms of the merger, Legg Mason rendered to the LifeMinders board of directors an oral opinion, which was subsequently confirmed by delivery of a written opinion, to the effect that, as of that date, and based on and subject to the matters described in its opinion, the merger consideration provided for in the amended and restated merger agreement was fair, from a financial point of view, to the holders of LifeMinders common stock. As of that date, the merger consideration, as set forth in the amended and restated merger agreement was comprised of a maximum allocation of $24 million in cash consideration and 24.2 million shares of Cross Media common stock with a market value on that date of $1.45 per share.

     The full text of Legg Mason's written opinion, dated August 19, 2001, to the LifeMinders board of directors, which sets forth, among other things, the procedures followed, assumptions made and matters considered, is attached as Annex D and is incorporated into this document by reference. Holders of LifeMinders common stock are urged to, and should, read this opinion carefully and in its entirety. The following description of Legg Mason's opinion is only a summary and is qualified in its entirety by the written opinion.

     Legg Mason directed its opinion to the board of directors of LifeMinders. The opinion does not constitute a recommendation to the stockholders of LifeMinders as to how they should vote at the LifeMinders special meeting. The opinion addresses only the fairness, from a financial point of view, of the merger consideration as of the date of the opinion. It does not address the relative merits of the merger or any alternatives to the merger. Further, it does not address the business decision of the LifeMinders board of directors to proceed with or consummate the merger.

     In connection with its opinion, Legg Mason, among other things:

     - reviewed publicly available financial statements and other business and financial information of LifeMinders and Cross Media, respectively;

     - reviewed internal financial statements and other financial and operating data, including liquidation analyses, financial forecasts and other forward-looking information, concerning LifeMinders prepared by the management of LifeMinders;

     - held discussions with the respective managements of LifeMinders and Cross Media concerning the businesses, past and current operations, financial condition and future prospects of both LifeMinders and Cross Media;

     - reviewed the financial terms and conditions set forth in a draft of the amended and restated merger agreement dated August 17, 2001;

     - reviewed the stock price and trading history of LifeMinders common stock and Cross Media common stock;

     - compared the financial performance of LifeMinders and the prices and trading activity of LifeMinders common stock with that of certain other comparable publicly traded companies and their securities;

     - reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; and

     - performed other analyses and considered such other factors as Legg Mason deemed appropriate.

     In connection with its review, Legg Mason did not assume any responsibility to verify independently the accuracy or completeness of the information supplied or otherwise made available by LifeMinders for the purposes of its opinion, including the liquidation analysis supplied by LifeMinders. Legg Mason further relied upon the assurances of the management of LifeMinders that they were not aware of any facts that would make that information inaccurate or misleading. In addition, Legg Mason assumed that the forecasts and projections provided to them by LifeMinders represented the best currently available estimates and judgments of LifeMinders' respective management as to the future financial conditions and results of operations of LifeMinders and assumed that the forecasts and projections were reasonably prepared based on the best currently available estimates and judgments. Legg Mason assumed no responsibility for and expressed no view as to the forecasts and projections or the assumptions on which they were based.

     Legg Mason's opinion was necessarily based upon economic, market, financial, and other conditions as they existed and could be evaluated as of the date of its opinion; and Legg Mason assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date of its opinion. Legg Mason was not requested to consider, and its opinion does not in any manner address, the prices at which LifeMinders' or Cross Media's common stock would trade following either the announcement or consummation of the merger. Although Legg Mason evaluated the consideration in the merger from a financial point of view, Legg Mason was not requested to, and did not, conduct a process seeking third party indications of interest in the possible acquisition of all or any part of LifeMinders. No other limitations were imposed by LifeMinders' board of directors on Legg Mason with respect to the investigations made or procedures followed in rendering its opinion.

     In preparing its opinion to the LifeMinders board of directors, Legg Mason performed a variety of financial and comparative analyses. The following summary of the material financial analyses performed by Legg Mason in connection with providing its opinion to the LifeMinders board of directors is not a complete description of the analyses underlying Legg Mason's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Legg Mason made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Legg Mason believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     Comparable Company Analysis. Legg Mason compared selected financial information for LifeMinders with publicly available information for eight companies in the Internet advertising and marketing industry, including Avenue A, Inc., Be Free, Inc., ClickAction, Inc., CoolSavings.com, Inc., Digital Impact, Inc., Engage, Inc., Netcentives, Inc., and ValueClick, Inc. Legg Mason calculated the multiples of equity market capitalization and enterprise value, which were defined as equity market capitalization plus debt less unrestricted cash and cash equivalents, to revenues for the most recently reported twelve month period, which will be referred to as twelve month revenue, and annualized revenue for the most recent three month period, which will be referred to as three month annualized revenue, each period ending March 31, 2001, for each of LifeMinders and the selected eight companies.

     The following tables set forth the median multiples indicated by this analysis for the selected eight companies; if enterprise value was a negative value, then no multiple was assigned:

      EQUITY MARKET CAPITALIZATION         COMPARABLE PUBLIC COMPANY      LIFEMINDERS MERGER
              MULTIPLE TO:                     MEDIAN MULTIPLE:         CONSIDERATION MULTIPLE:
      ----------------------------         -------------------------    -----------------------
Twelve month revenue.....................            0.5x                        1.7x
Three month annualized revenue...........            0.8x                        6.6x

                                           COMPARABLE PUBLIC COMPANY      LIFEMINDERS MERGER
ENTERPRISE VALUE MULTIPLE TO:                  MEDIAN MULTIPLE:         CONSIDERATION MULTIPLE:
-----------------------------              -------------------------    -----------------------
Twelve month revenue.....................            0.1x                        0.2x
Three month annualized revenue...........            0.3x                        0.6x

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

     Selected Comparable Transaction Analysis. Based on publicly available information, Legg Mason calculated the multiples of the transaction value and transaction enterprise value (defined as the transaction value plus debt less unrestricted cash and cash equivalents) to the twelve month revenues and the three month annualized revenues, each for the period ending prior to the announced acquisition date, in the following seven selected comparable transactions in the Internet advertising, marketing and related services industry.

         ValueClick, Inc./Mediaplex, Inc. (July 2, 2001)

         Investor Group/Cobalt Group, Inc. (June 4, 2001)

         United NewVentures, Inc./MyPoints.com (June 4, 2001)

         DoubleClick, Inc./Messagemedia, Inc. (June 1, 2001)

         Havas Advertising SA/Circle.com (February 5, 2001)

         Chordiant Software, Inc./Prime Response, Inc. (January 8, 2001)

         Seat Pagine Gialle S.p.A. /Netcreations, Inc. (December 21, 2000)

     The following table sets forth the median multiples indicated by this analysis:

                                           COMPARABLE TRANSACTIONS          LIFEMINDERS MERGER
TRANSACTION VALUE MULTIPLE TO:                 MEDIAN MULTIPLE:           CONSIDERATION MULTIPLE:
------------------------------          ------------------------------    -----------------------
Twelve month revenue..................               1.1x                          1.7x
Three month annualized revenue........               1.4x                          6.6x

     TRANSACTION ENTERPRISE VALUE          COMPARABLE TRANSACTIONS          LIFEMINDERS MERGER
             MULTIPLE TO:                      MEDIAN MULTIPLE:           CONSIDERATION MULTIPLE:
     ----------------------------       ------------------------------    -----------------------
Twelve month revenue..................               0.6x                          0.2x
Three month annualized revenue........               0.6x                          0.6x

     Premium Paid Analysis. Based on publicly available information, Legg Mason calculated the median premiums implied by the offer price of the selected comparable transactions over the closing price of the common stock of the acquired company during selected periods prior to the announcement of the applicable transaction. Legg Mason then reviewed the premium implied in the LifeMinders merger, using a Cross Media common stock price as of each of July 19, 2001, the announcement date of the original merger agreement, and August 19, 2001, the date of its opinion.

     The following table sets forth the results of the analysis:

                                                                     IMPLIED PREMIUM IN THE
                                                                    LIFEMINDERS MERGER AS OF
                                      COMPARABLE TRANSACTION    --------------------------------
TIME TO PREMIUM:                         MEDIAN PREMIUMS        JULY 19, 2001    AUGUST 19, 2001
----------------                      ----------------------    -------------    ---------------
One day prior.......................           41.9%                20.6%             40.6%
One week prior......................           63.2                 25.6              35.2
One month prior.....................           53.8                 30.2              30.2

     No company or transaction used in the comparable company, comparable transaction or premium paid analysis is identical to LifeMinders or Cross Media or the merger. Although Legg Mason believes that certain of the companies reviewed have similar operations to some of the operations of LifeMinders, none of these companies have the same management, composition, size or combination of businesses as LifeMinders. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which LifeMinders, Cross Media and the merger are being compared.

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

     Asset Liquidation Analysis. Based upon a liquidation analysis prepared by LifeMinders' management, Legg Mason compared an estimate of the net proceeds available in a liquidation of LifeMinders' assets to the merger consideration. An asset liquidation analysis is most relevant when a company cannot be sold as a going concern and is likely to be liquidated. In an asset liquidation analysis, the liquidation value of a company is derived by estimating the value of the company's assets and assuming their conversion into cash, then deducting all of the liabilities of the company from the total cash that could be received, and then adding (or deducting) the net operating profits (or losses) incurred by the company through the liquidation process. Liquidation value can be determined by assuming either an orderly liquidation or a more rapid, forced liquidation of the business. Ordinarily, the latter approach results in a lower value.

     In performing the analysis, Legg Mason relied upon estimates made by the management of LifeMinders of the range of liquidation values for the assets of LifeMinders, the range of total liabilities of LifeMinders and the range of net operating expenses to be incurred by LifeMinders. LifeMinders' management assumed an orderly liquidation of LifeMinders' assets. Further, LifeMinders' management estimated operating and transaction expenses assuming a cessation of business operations and a liquidation of assets could be concluded as of August 31, 2001. Legg Mason did not make an appraisal of the assets, and the estimated values were not appraisals.

     The following table sets forth the range of net asset liquidation values estimated by LifeMinders' management.

Estimated liquidation value of assets..................  $57.3 million  to   $59.9 million
Estimated liabilities and expenses.....................    5.4 million  to     4.5 million
                                                         -------------       -------------
Net liquidation value..................................   51.9 million  to    55.4 million

     As described above, Legg Mason's opinion and presentation were among the many factors that the LifeMinders board of directors took into consideration in making its determination to approve, and to recommend that the shareholders of LifeMinders approve, the merger. Consequently, the Legg Mason analyses as described above should not be viewed as determinative of the opinion of the board of directors of LifeMinders with respect to the value of LifeMinders or of whether LifeMinders' board of directors would have been willing to agree to a different consideration. The merger consideration to be received by the holders of LifeMinders common stock pursuant to the amended and restated merger agreement and other terms of the amended and restated merger agreement were determined through arm's-length negotiations between LifeMinders and Cross Media and were approved by LifeMinders' board of directors.

     The board of directors of LifeMinders selected Legg Mason based on Legg Mason's experience, reputation and expertise. Legg Mason is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of its business, Legg Mason may actively trade in the equity securities of LifeMinders and Cross Media for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to an engagement letter dated July 2, 2001, and amended as of August 15, 2001, Legg Mason provided financial advisory services and two financial opinions in connection with the merger, and LifeMinders agreed to pay Legg Mason a fee of $325,000 in connection therewith. LifeMinders also has agreed to reimburse Legg Mason for its expenses incurred in performing its services. In addition, LifeMinders has agreed to indemnify Legg Mason and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Legg Mason or any of its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws related to or arising out of Legg Mason's engagement and any related transactions.

NO APPRAISAL RIGHTS FOR CROSS MEDIA AND LIFEMINDERS STOCKHOLDERS

     Under Delaware law, holders of Cross Media and LifeMinders common stock are not entitled to dissenters' rights or appraisal rights in connection with the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following are the material federal income tax consequences of the merger to LifeMinders stockholders, assuming that the merger is effected as described in the merger agreement and this joint proxy statement/prospectus. The following discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences of the transaction to the stockholders of LifeMinders.

     This discussion does not address all U.S. federal income tax considerations that may be relevant to particular LifeMinders stockholders in light of their particular circumstances, including (without limitation):

     - banks;

     - insurance companies;

     - tax-exempt organizations;

     - dealers in securities;

     - persons that hold their LifeMinders common stock as part of a straddle, a hedge against a currency risk or a constructive sale or conversion transaction;

     - persons who are subject to the alternative minimum tax provisions of the Code; or

     - persons who acquired their LifeMinders stock in connection with a stock option or stock purchase plan or in some other compensatory transaction.

     This discussion assumes that LifeMinders stockholders hold their shares of LifeMinders common stock as capital assets. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Furthermore, the discussion does not address the tax consequences of transactions effected before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which LifeMinders stock is acquired or Cross Media shares are disposed of.

     It is a condition to the closing under the merger agreement that Blank Rome Comisky & McCauley LLP and Shaw Pittman LLP render tax opinions to Cross Media and LifeMinders, respectively, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These tax opinions will be based upon and subject to assumptions, limitations and qualifications, and will be based upon the truth and accuracy of factual representations required to be made by Cross Media and LifeMinders as of the time of the merger.

     Assuming the merger constitutes a reorganization under Section 368(a) of the Code, the following federal income tax consequences would generally result to LifeMinders stockholders:

     Merger Consideration Which Includes Only Cross Media Common Stock. Subject to the discussion below regarding fractional shares of Cross Media common stock, each LifeMinders stockholder receiving only Cross Media common stock in the merger will not recognize any gain or loss as a result of the receipt of Cross Media common stock pursuant to the merger.

     Merger Consideration Which Includes Only Cash. A LifeMinders stockholder who receives only cash in the exchange and does not actually or constructively own any Cross Media common stock after the exchange will generally recognize capital gain or loss equal to the difference between the cash received and the stockholder's tax basis in the LifeMinders common stock exchanged in the merger.

     Merger Consideration Which Includes Both Cross Media Common Stock and Cash. Subject to the discussion below regarding fractional shares of Cross Media common stock, a LifeMinders stockholder receiving a combination of Cross Media common stock and cash in exchange for LifeMinders common stock in the merger, will recognize gain, but not loss, in an amount equal to the lesser of:

      (i) the excess, if any, of:

          (x) the sum of the fair market value (at the effective time of the merger) of the Cross Media common stock and the cash received, over;

          (y) each stockholder's tax basis in the shares of LifeMinders common stock surrendered in the merger; and

     (ii) the amount of cash received.

Such gain should generally constitute capital gain (subject to the potential recharacterization as a dividend as discussed below) and should generally be long-term capital gain if the LifeMinders common stock exchanged in the merger has been held for more than one year prior to the merger.

     In general, whether a LifeMinders stockholder will be required to recognize capital gain or dividend income will depend on the stockholder's particular facts and circumstances and will be determined under Sections 356(a)(2) and 302 of the Code. Each LifeMinders stockholder who receives cash and stock in the merger will be treated for tax purposes as if:

     - the stockholder (and other LifeMinders stockholders) had received only Cross Media common stock in the merger; and

     - immediately thereafter, as if Cross Media redeemed part of the hypothetically issued stock in exchange for the cash actually distributed to the stockholder in the merger.

The gain recognized by a LifeMinders stockholder on the exchange will be taxed as capital gain if the hypothetical redemption from the stockholder:

     - is a "substantially disproportionate redemption" of stock with respect to the stockholder; or

     - is "not essentially equivalent to a dividend" with respect to the stockholder.

In making this determination, a LifeMinders stockholder will be considered to own Cross Media common stock after the merger which is either directly or constructively owned by the stockholder pursuant to applicable stock attribution rules. These rules generally will treat a stockholder as constructively owning Cross Media common stock owned by certain individuals and entities related to the stockholder, as well as Cross Media common stock that the stockholder, or the related individuals or entities, has the right to acquire upon the exercise of options or conversion of the other equity instruments.

     The hypothetical redemption of a LifeMinders stockholder's Cross Media common stock will be a "substantially disproportionate redemption," and therefore, will not have the effect of a distribution of a dividend with respect to a stockholder of LifeMinders, if the percentage of Cross Media common stock actually and constructively owned by the stockholder immediately after the hypothetical redemption is less than 80% of the percentage of Cross Media common stock that would be actually and constructively owned by the stockholder immediately before the hypothetical redemption.

     The hypothetical redemption of a LifeMinders common stockholder's Cross Media common stock will not be "essentially equivalent to a dividend" if the stockholder experiences a "meaningful reduction" in his or her proportionate equity interest in Cross Media by reason of the hypothetical redemption. Although there are not fixed rules for determining when a meaningful reduction has occurred, the Internal Revenue Service has indicated in a published ruling that a stockholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs generally is treated as having had a meaningful reduction in his or her stock interest after a redemption transaction

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

if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the stockholder's actual and constructive ownership before and after the redemption.

     If neither of the redemption tests set forth above are satisfied for a LifeMinders stockholder, any gain recognized by the stockholder will be treated as dividend income up to the stockholder's ratable share of the accumulated earnings and profits of LifeMinders, and possibly Cross Media, at the effective time of the merger. Any gain in excess of the stockholder's ratable share of the earnings and profits will be treated as capital gain. Neither Cross Media nor LifeMinders anticipates that it will have any accumulated earnings and profits as of the effective time of the merger.

     Tax Basis and Holding Period. A LifeMinders stockholder's aggregate tax basis in the Cross Media common stock received in the merger (including any fractional shares deemed received, as described below) will be equal to the aggregate tax basis of the LifeMinders common stock surrendered in the exchange,

     - decreased by the amount of cash received; and

     - increased by the amount of gain recognized (including gain required to be treated as dividend income but not including gain recognized on receipt of cash in lieu of fractional shares).

LifeMinders stockholder's holding period of the Cross Media common stock received will include the holding period of the LifeMinders common stock surrendered in exchange therefor.

     Cash Payments Received in Lieu of Fractional Shares. Cash payments received by LifeMinders stockholders in lieu of a fractional share of Cross Media common stock will be treated as if the fractional share had been issued in the merger and then redeemed by Cross Media. A LifeMinders stockholder receiving the cash in lieu of a fractional share will generally recognize capital gain or loss upon the payment (subject to potential recharacterization as a dividend, as discussed above), equal to the difference, if any, between the LifeMinders stockholder's tax basis in the fractional share and the amount of cash received.

     Backup Withholding. Certain noncorporate LifeMinders stockholders may be subject to backup withholding at a rate of 30.5% on cash payments received in the merger. Backup withholding will not apply, however, to a LifeMinders stockholder who (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, (ii) provides a certificate of foreign status on an appropriate Form W-8, or (iii) is otherwise exempt from backup withholding.

     No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of LifeMinders should be aware that the tax opinions discussed in this section are not binding upon the Internal Revenue Service. Moreover, the Internal Revenue Service could adopt a contrary position which could be sustained by a court.

     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, LIFEMINDERS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged are to be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to

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

amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

     The merger will be accounted for under the purchase method of accounting. Accordingly, under generally accepted accounting principles, the acquired assets and assumed liabilities of LifeMinders will be recorded on the books of the combined companies at their fair values at the date the merger is completed. Any excess of the value of the consideration paid by Cross Media at the date the merger is completed over the fair value of the identifiable assets of LifeMinders will be treated as excess of purchase price over the fair value of net assets acquired (commonly known as goodwill). See "Selected Pro Forma Combined Financial Information."

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                  OTHER CROSS MEDIA SPECIAL MEETING PROPOSALS

AMENDMENT AND RESTATEMENT OF CROSS MEDIA'S CERTIFICATE OF INCORPORATION

     At the special meeting, holders of shares of Cross Media common stock will be asked to consider and vote upon a proposal to amend and restate Cross Media's current certificate of incorporation. The proposed amendment and restatement, in the form attached as Annex B to this joint proxy statement/prospectus, amends Cross Media's current certificate of incorporation by:

     - increasing the number of shares of common stock that Cross Media has authority to issue from 100,000,000 to 150,000,000 and consequently, to increase the total number of shares of all classes of stock that Cross Media has to issue from 110,000,000 to 160,000,000; and

     - clarifying the indemnification provisions.

     The first paragraph of Article THIRD of Cross Media's current certificate of incorporation, before giving effect to the proposed amendment and restatement, reads as follows:

     THIRD: 1. The authorized capital stock of the Corporation shall consist of 110,000,000 shares of which 100,000,000 shares shall be designated Common Stock, par value $0.001 per share (the "Common Stock"), and 10,000,000 shares shall be designated Preferred Stock, par value $0.001 per share (the "Preferred Stock").

     Pursuant to the proposed amendment and restatement, the first paragraph of Article THIRD of the current certificate of incorporation would be replaced with the following:

     THIRD: 1. The authorized capital stock of the Corporation shall consist of 160,000,000 shares of which 150,000,000 shares shall be designated Common Stock, par value $0.001 per share (the "Common Stock"), and 10,000,000 shares shall be designated Preferred Stock, par value $0.001 per share (the "Preferred Stock").

     The second paragraph of Article FIFTH of Cross Media's current certificate of incorporation, before giving effect to the proposed amendment and restatement, reads as follows:

     FIFTH: 2. The Corporation shall indemnify to the fullest extent permitted by the GCL as the same exists or may hereafter be amended, any person made, or threatened to be made a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person, or his or her testator or intestate, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or enterprise. Nothing contained herein shall affect any rights to indemnification to which any person may be entitled by law. No amendment or repeal of this Article FIFTH shall adversely effect any right to indemnification provided hereunder with respect to any act or omission occurring prior to such amendment or repeal.

     Pursuant to the proposed amendment and restatement, the second paragraph of Article FIFTH of Cross Media's current certificate of incorporation would be replaced with the following:

     FIFTH: 2. The Corporation shall indemnify to the fullest extent permitted by the GCL as the same exists or may hereafter be amended, any person made, or threatened to be made a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person, or his or her testator or intestate, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or enterprise. Nothing contained herein shall affect any rights to indemnification to which any person may be entitled by law or agreement. No amendment or repeal of this Article FIFTH shall adversely effect any right to indemnification provided hereunder with respect to any act or omission occurring prior to such amendment or repeal.

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

     Section (a) of the third paragraph of Article FIFTH of Cross Media's current certificate of incorporation, before giving effect to the proposed amendment and restatement reads, as follows:

     FIFTH:  3. (a) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify against such liability under the provisions of law; and

     Pursuant to the proposed amendment and restatement, section (a) of the third paragraph of Article FIFTH of Cross Media's current certificate of incorporation would be replaced with the following:

     FIFTH:  3. (a) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify against such liability under the provisions of law; and

     REASONS FOR THE INCREASE IN AUTHORIZED SHARES OF COMMON STOCK

     The amended and restated merger agreement requires that Cross Media increase the number of authorized shares of Cross Media common stock in order to insure that Cross Media has enough unissued shares to complete the merger.

     Additionally, the board of directors considers the increase in authorized shares of common stock necessary in order to provide flexibility for potential acquisitions and future capital requirements. Cross Media intends to seek to continue to expand its operations which will require additional capital, including acquisitions for which it may choose to issue equity securities as all or a portion of the purchase price of the acquisition. Although Cross Media continuously evaluates potential acquisition candidates, Cross Media does not, at this time, have any plans, commitments or understandings with respect to any acquisitions. Approval by the stockholders of the increase in authorized shares of common stock at the special meeting will avoid the need to call and hold additional special meetings for this purpose, thereby enabling Cross Media to act quickly when potential acquisition transactions arise.

     Once authorized, the additional shares of Cross Media common stock may be issued with approval of the board of directors but without further approval of the stockholders unless stockholder approval is required by applicable law, rule or regulation. Accordingly, this solicitation may be the only opportunity for Cross Media stockholders to approve financings, acquisitions, benefit plans, recapitalizations and other corporate transactions.

     This proposal could, under certain circumstances, have an anti-takeover effect. For example, if Cross Media were the subject of a hostile takeover attempt, it could try to impede the takeover by issuing shares of common stock, thereby diluting the voting power of the other outstanding shares and increasing the potential cost of the takeover. The Cross Media board of directors is not aware of any attempt or plan to acquire control of Cross Media, including the issuance of Cross Media common stock.

     REASONS FOR CLARIFICATION OF INDEMNIFICATION PROVISIONS

     The revisions to the indemnification provisions in Article Fifth of Cross Media's current certificate of incorporation clarify that indemnification will be provided to and insurance will be purchased and maintained on behalf of a person who is or was serving at the request of Cross Media as a trustee, partner
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

or a fiduciary of a trust, employee benefit plan or partnership. Prior to this proposed amendment and restatement, Cross Media's current certificate of incorporation stated that Cross Media would indemnify and purchase and maintain insurance for any person who is or was serving at the request of Cross Media as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or enterprise. Under Cross Media's current certificate of incorporation, it is implied that indemnification and insurance coverage would be provided to trustees, partners or fiduciaries as, for example, a partnership has partners who serve in the same capacity as a director does for a corporation. Accordingly, since Cross Media's current certification of incorporation provides that Cross Media will indemnify and purchase and maintain insurance for a director, officer, employee or agent of a partnership, it is implied that this indemnification would cover partners of a partnership.

     In addition, the revisions to the indemnification provisions clarify that the indemnification provisions contained in Cross Media's certificate of incorporation will not affect any indemnification rights to which a person may be entitled to by agreement.

     THE CROSS MEDIA BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ADOPTION OF THE AMENDMENT AND RESTATEMENT OF CROSS MEDIA'S CERTIFICATE OF INCORPORATION

     Adoption of this proposal is also a condition to the merger. Cross Media may not have a sufficient number of shares of common stock authorized to issue to LifeMinders stockholders in the merger when adding the number of shares of Cross Media common stock to be issued in the merger and to be reserved for issuance upon exercise of options to be issued in exchange for LifeMinders options in the merger to the number of shares of Cross Media common stock outstanding, the number of shares of Cross Media common stock may be issued in
accordance with the Series A agreement, as described on page [     ] and
reserved for issuance upon outstanding Cross Media options, warrants and other equity rights. Accordingly, Cross Media stockholders must adopt the amendment and restatement of Cross Media's current certificate of incorporation at the special meeting in order for Cross Media to consummate the merger.

     The board of directors has approved the proposed amendment and restatement and submits the amendment and restatement to the stockholders for adoption.

     If the amendment and restatement is adopted by the requisite number of shares of Cross Media common stock entitled to vote at the special meeting, the amendment and restatement will become effective upon the filing of the amended and restated certificate of incorporation with the Secretary of State of Delaware, which is expected to occur shortly after stockholder approval.

     The board of directors believes that the increase in authorized shares of common stock and the clarification of the indemnification provisions are in the best interests of Cross Media and its stockholders and recommends that the stockholders adopt the amendment and restatement of Cross Media's current certificate of incorporation.

AMENDMENT TO CROSS MEDIA'S 1998 STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE

     GENERAL

     The board of directors has approved an amendment, referred to as the plan amendment, to the 1998 Stock Option Plan, referred to as the option plan, to increase the number of shares of common stock available for issuance under the option plan from 8 million shares to 14 million shares. The option plan amendment is being submitted to the stockholders for approval.

     The board of directors approved the plan amendment because substantially all of the shares available for issuance under the option plan are subject to outstanding options. In the past, Cross Media has granted an aggregate of 6,954,000 stock options to officers, directors, employees and consultants at exercise prices ranging from $0.01 to $6.375 per share. The board of directors believes that the ability to grant stock-based awards is important to the future success of Cross Media. The grant of stock options can motivate

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

high levels of performance and provide an effective means of recognizing employee contributions to the success of Cross Media. In addition, stock options can be valuable in recruiting and retaining personnel and providing incentives to its current employees. The increase in the number of shares available for awards under the option plan will enable Cross Media to continue to realize the benefits of granting stock-based compensation.

     The plan amendment is intended, in part, to increase the number of shares available under the option plan to an amount sufficient to allow for the grant of future options. See [ ].

     SUMMARY OF THE OPTION PLAN

     Purpose. The purpose of the option plan is to provide incentives and rewards to selected eligible directors, officers, employees and consultants of Cross Media and its subsidiaries in order to assist Cross Media and its subsidiaries in attracting, retaining and motivating those persons by providing for or increasing the proprietary interests of those persons in Cross Media, and by associating their interests in Cross Media with those of the Cross Media stockholders.

     The board of directors approved the option plan in December 1998. The stockholders approved the option plan by written consent in April 1999 and approved certain amendments to the option plan at the 1999 annual meeting of stockholders in September 1999, at the 2000 annual meeting of stockholders in September 2000, and at the 2001 annual meeting of stockholders in June 2001.

     Administration. The option plan is administered by the compensation committee of Cross Media's board of directors, which is referred to as the "administrator." Subject to the provisions of the option plan, the administrator has full and final authority to:

     - select from among eligible directors, officers, employees and consultants, those persons to be granted options under the option plan;

     - determine the type, size and terms of individual options to be made to each person selected, including whether the option will be an incentive stock option or a nonqualified option;

     - determine the time when options will be granted and to establish objectives and conditions (including, without limitation, vesting and performance conditions), if any, for earning options;

     - amend the terms or conditions of any outstanding option, subject to applicable legal restrictions and to the consent of the other party to such option;

     - determine the duration and purpose of leaves of absences which may be granted to holders of options without constituting termination of their employment for purposes of their options;

     - authorize any person to execute, on behalf of Cross Media, any instrument required to carry out the purposes of the option plan; and

     - make any and all other determinations which the administrator determines to be necessary or advisable in the administration of the option plan.

     The administrator has full power and authority to administer and interpret the option plan and to adopt, amend and revoke rules, regulations, agreements, guidelines and instruments for the administration of the option plan and for the conduct of its business as the administrator deems necessary or advisable. The administrator's interpretation of the option plan, and all actions taken and determinations made by the administrator pursuant to the powers vested in it under the option plan, shall be conclusive and binding on all parties concerned, including Cross Media, its stockholders, any optionee and any other employee of Cross Media or however, its subsidiaries.

     Eligibility. Options may be granted to persons selected by the administrator in its discretion who are, at the time of grant, directors, officers, employees or consultants of Cross Media, or any of its subsidiaries, all referred to as a participant; provided, that, incentive stock options may be granted only to individuals who are employees of Cross Media or its subsidiaries.

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

     Options. The option plan provides for the grant of stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Code and stock options that are not intended to qualify as incentive stock options within the meaning of the Code, referred to as non-qualified stock options, collectively referred to as options. Each option is evidenced by an "option agreement." The administrator, in its sole and absolute discretion, determines all of the types, terms and conditions of each option granted under the option plan. The provisions of separate option agreements need not be identical, but each incentive stock option must be in compliance with each of the following conditions:

     - The exercise period may not be more than 10 years from the date the incentive stock option is granted (five years in the case of any person who owns stock possessing more than 10% of the total combined voting power of all classes of stock of Cross Media).

     - The exercise price per share of each incentive stock option may not be less than 100% of the fair market value of a share of common stock on the date on which the incentive stock option is granted (110% of the fair market value in the case of a 10% stockholder described in the previous paragraph).

     - An incentive stock option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during the lifetime of the person to whom the incentive stock option is granted only by such person.

     - If the optionee's employment with Cross Media terminates, the optionee must exercise the incentive stock option, to the extent it was exercisable at termination, within three months of termination.

     - The aggregate fair market value of shares of common stock with respect to which incentive stock options are exercisable for the first time by an "optionee" during any calendar year (determined on the grant date) under all plans of the company and its affiliates may not exceed $100,000; the options or portions thereof that exceed this limit will be treated as non-qualified stock options.

     Payment. The exercise price shall be paid, to the extent permitted by applicable law and regulations, in cash, with previously-owned common stock, by reducing the number of shares of common stock otherwise issuable pursuant to the award, according to a deferred payment or other arrangement, or in another form of legal consideration that may be acceptable to the administrator.

     Maximum Number of Shares Available for Grant to any Person. No person may receive options representing more than 50% of the aggregate number of shares of common stock that may be issued under the option plan. In addition, the aggregate number of shares of common stock that may be subject to options granted to any person in a calendar year may not exceed 2,000,000 shares.

     Transferability. Options granted under the option plan are not transferable by the participant except by will or by the laws of descent and distribution.

     Changes in Capitalization. Upon a change in capitalization of Cross Media, a stock dividend or split, a consolidation or merger of Cross Media with another person where Cross Media is the "surviving company," as defined in the option plan, a combination of shares and certain other similar events, the option plan provides for an adjustment in the number of shares of common stock available to be issued under the option plan, the maximum number of shares with respect to which options may be granted to a participant in a year, and the number and exercise price-per-share of shares of common stock subject to options.

     Acceleration. The administrator has the power to accelerate the time at which an option may first be exercised or the time during which an option or any part thereof will vest, notwithstanding the provisions in the option stating the time at which it may first be exercised or the time during which it will vest.

     Amendment and Termination. The board of directors may at any time amend the option plan in whole or in part, provided that no such action may adversely affect any rights or obligations with respect to any outstanding options.

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

     The option plan will terminate on the earlier of the date the board of directors terminates the option plan or December 31, 2007. Termination of the option plan will not terminate any outstanding options.

     Federal Income Tax Consequences for Stock Options. The following is a general discussion of the principal tax considerations for both incentive stock options and non-qualified stock options and is based upon the tax laws and regulations of the United States existing as of the date hereof, all of which are subject to modification at any time. Various state laws may provide for tax consequences that vary significantly from those described below. In addition, tax consequences different from those described below may result in the event of the exercise of an option after termination of the participant's employment by reason of death.

     Incentive Stock Options. In general, no income is recognized for federal income tax purposes by an optionee at the time the option is granted or exercised. The optionee will recognize capital gain or loss when the optionee disposes of his or her common stock, with treatment as a long- or short-term gain or loss being determined by the length of the holding period. This gain or loss is generally measured by the difference between the exercise price of the option and the amount received for the common stock at the time of the disposition.

     However, if an optionee disposes of the common stock acquired upon exercise of an incentive stock options within two years after grant of the option or within one year after acquiring the common stock, the disposition will be considered a "disqualifying disposition" and the treatment will be different. In such a case, the difference between the exercise price of the stock and the fair market value of the stock on the date of exercise will be treated as ordinary income, and any amount realized upon disposition of the common stock in excess of the fair market value of the shares on the date of exercise will be treated as capital gain.

     If an optionee uses shares acquired upon the exercise of an incentive stock option to exercise another incentive stock option, and the sale of the shares so surrendered for cash on the date of surrender would be a disqualifying disposition of such shares, the use of such shares to exercise an incentive stock option also would constitute a disqualifying disposition.

     For purposes of calculating the "alternative minimum tax," the excess of the fair market value of the stock at the exercise date over the exercise price of the incentive stock option is included in computing that year's alternative minimum taxable income, even though the exercise may not otherwise result in a taxable event.

     Cross Media is not entitled to a deduction as a result of the grant or exercise of an incentive stock option. If the optionee has compensation taxable as ordinary income as a result of a disqualifying disposition, Cross Media shall be entitled to a deduction in an amount equal to the compensation income resulting from the disqualifying disposition in the taxable year of Cross Media in which the disqualifying disposition occurs.

     Non-qualified Stock Options. No income is recognized by a holder of a non-qualified stock option at the time of grant. In general, when shares of common stock are issued to a holder pursuant to exercise of a non-qualified stock option, the holder will recognize ordinary income equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. The shares acquired by the optionee upon such exercise shall have a tax basis equal to the fair market value of the shares on the exercise date. Upon any subsequent sale of such shares, the optionee shall recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale and such tax basis. Whether such gain or loss is characterized as long- or short-term will depend on the optionee's holding period.

     Generally, in connection with the exercise of a non-qualified stock option, Cross Media will be entitled to a deduction for federal income tax purposes in the year and in the same amount as the optionee is considered to have realized ordinary income.

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     In general, the "million-dollar limit" under Section 162(m) of the Code provides that, subject to certain exceptions, annual remuneration in excess of $1 million that is paid to certain "covered employees" of a publicly-held corporation (generally, the corporation's chief executive officer and its four most highly compensated employees other than the chief executive officer) shall not be deductible by the corporation. Grants of options under the option plan made by a committee comprised solely of two or more outside directors and the exercise price of which is equal to or greater than the fair market value of the common stock on the date of grant are generally eligible for the exception applicable to the $1 million limit for qualified "performance-based compensation."

     REQUIRED VOTE

     The approval of the plan amendment requires the affirmative vote of a majority of the shares of Cross Media common stock present or represented and entitled to vote on this matter at the special meeting. An abstention will be counted toward the tabulation of votes cast and will have the same effect as a vote against the proposal. A broker non-vote, however, will not be treated as a vote cast for or against approval of the proposal.

     Cross Media's board of directors has approved the plan amendment and recommends adoption of the plan amendment by the stockholders.

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                            BUSINESS OF CROSS MEDIA

GENERAL

     Cross Media is a direct marketing company that integrates sophisticated marketing skills with new technologies for the sale of multi-magazine subscription packages, discount buying club memberships and telecommunication services. Through inbound and outbound teleservices programs at Media Outsourcing, Inc., its principal operating business, Cross Media contacts and retains critical data on more than 11 million consumers annually.

     Cross Media's principal office is located at 461 Fifth Avenue, 19th Floor, New York, New York 10017 and its telephone number at that address is (212) 457-1200.

BUSINESS STRATEGY

     Cross Media's strategy is to integrate well established direct marketing skills with a variety of new technologies, including e-mail marketing, web-based systems and interactive voice response, ultimately resulting in a multi-faceted marketing platform for the sale of products and services. Cross Media expects that this strategy will enable it to contact consumers on a cost effective basis through multiple communications channels, such as e-mail, telemarketing, traditional advertising and interactive voice response. Cross Media plans to use these consumer contacts to develop a dynamic consumer database and to integrate all of these activities into a single new system. When completed, the new system should enable Cross Media to target marketing campaigns to select sub-groups of its total customer base and to measure the success of campaigns while factoring in the different communications channels used in those campaigns.

BUSINESS

     Cross Media acts as a clearinghouse which has the direct authority on behalf of magazine publishers to accept magazine subscription orders and to place those orders with fulfillment houses designated by the publishers. Cross Media retains approximately 21 independent telesales agencies, also known as call centers, to generate sales of magazine subscriptions on its behalf. Two of these call centers accounted for approximately 35% of Cross Media's magazine subscription revenues in 2000. In December 2000, Cross Media established company owned and operated call centers in Orlando, Florida and Peoria, Illinois. Each month, generally using lists of names and telephone numbers provided by Cross Media, the independent and company owned call centers contact between 900,000 and 1,000,000 potential customers.

     In the last quarter of 2000, Cross Media commenced an e-mail campaign in conjunction with a third party to generate inbound telephone calls to many of the call centers. As a result of the success of the e-mail campaign, Cross Media expects that in future years it will utilize the Internet to generate a substantial number of customer contacts for its call centers. Utilizing the hardware and software platform obtained through the acquisition of WeFusion.com, Inc., Cross Media is developing a sophisticated system to track and control lead files, customer contact statistics, customer profiles and internet based marketing campaigns.

     The call centers offer the customer a bundle of subscriptions for four to five magazines having an average selling price of approximately $600 per bundle, for an average subscription period of between one and four years. Generally, Cross Media does not sell single magazine subscriptions, although it plans to test several offers for smaller magazine bundles in 2001. Cross Media decides whether to accept orders submitted by the call centers by calling each customer to verify the details of the magazine subscription order and the customer's credit card information. When this process is complete, Cross Media forwards accepted orders to the magazine publisher's fulfillment center for processing and pays the publisher an agreed upon amount for the order. Cross Media charges the subscriber for the order by automatically debiting the subscriber's credit card on a monthly basis, generally over a 12-month period.

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     At the time Cross Media verifies a customer's order, it attempts to generate additional revenue, and thereby to enhance the profitability of the sale. This is done by offering the customer the opportunity to participate in special promotions sponsored by magazine publishers to spur the sale of subscriptions, as well as discount buying club memberships and telecommunications services. Cross Media receives a special promotion commission from the publishers based upon additional subscriptions sold to its customer base.

     In the year ended December 31, 2000 and six months ended June 30, 2001, Cross Media sold approximately 2.1 million and 1.0 million special promotion subscriptions, resulting in revenue of $4.7 million and $2.7 million. The club membership upsell offer involves a free trial membership in a discount buying club sold by Cross Media on behalf of Memberworks, an unaffiliated third party. In the year ended December 31, 2000 and six months ended June 30, 2001, the upsell of memberships in Memberworks generated revenue to Cross Media of approximately $3.3 million and $2.5 million. The telecommunications upsells involve the offer of long distance telephone service or pre-paid long distance phone cards provided by Talk.com and Direct One, respectively. In the year ended December 31, 2000 and six months ended June 30, 2001, telecommunications upsells generated revenue of approximately $0.3 million and $1.0 million. In the year ended December 31, 2000 and six months ended June 30, 2001, special publisher commissions and upsells represented 13.4% and 14.4% of total revenues.

COMPETITION

     While there are no limitations on who may sell magazines to the public, the companies and individuals that sell magazines must forward the subscriptions to the publisher through a clearinghouse which has been granted authority to do so by the publisher and must pay a fee to the clearinghouse to clear the order. Establishing a clearinghouse relationship is difficult due to magazine publishers' reluctance to grant this authority to new companies. Media Outsourcing has been granted authority to clear orders for approximately 250 major U.S. magazine publications. In addition to Cross Media, the industry leaders in sales of magazine subscriptions are Synapse, USA Pubs and E News. Of these, only USA Pubs utilizes a call center as its primary means of contacting potential customers.

     Cross Media competes on the basis of the total value of the bundle of magazines sold to the customer versus the cost of purchasing individual magazine subscriptions as well as the convenience for the customer of dealing with a single source for all of their magazine subscriptions.

REGULATION

     Telemarketing operations are subject to various state and federal regulations. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers to between 8:00 AM and 9:00 PM, and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and the Federal Trade Commission regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the Federal Trade Commission and state attorney generals have authority to prevent telemarketing activities that constitute unfair or deceptive acts or practices. Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices. There can be no assurance that any laws, if enacted, will not adversely affect Cross Media's current or future operations by adversely affecting the operations and practices of the call centers owned by Cross Media or the independent call centers with which Cross Media has relationships. Compliance with regulations promulgated by these agencies is generally the responsibility of the call center. As a result, the call centers owned by Cross Media, as well as the independent call centers with which Cross Media has relationships could be subject to a variety of enforcement actions for any failure to comply with such regulations.

     Laws and regulations applicable to direct marketing, telemarketing, Internet marketing and consumer protection are becoming more prevalent. Each of the 50 states and the federal government has laws regulating telemarketing, sweepstakes promotions, promotional incentives and advertising to consumers,

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which vary from state to state. While Cross Media reviews its telemarketing scripts and advertising copy to ensure that they comply with applicable laws, there is no guarantee that federal or state authorities will not find that Cross Media's marketing efforts do not comply with these laws. In addition, it is likely that additional federal and/or state regulations regarding telemarketing, sweepstakes, e-mail marketing and other marketing practices engaged in by Cross Media will be enacted. If enacted, these regulations could have an adverse effect on revenues and result in additional expenses to Cross Media.

     The Federal Trade Commission is currently in the process of reviewing the provisions of the Telemarketing Sales Rule to determine if any changes to the rule should be made. If the Federal Trade Commission determines that changes to the rule are necessary, such changes could have a significant adverse effect on Cross Media.

     In 1999, Congress enacted the Deceptive Mail Prevention and Enforcement Act, which imposes various restrictions on the offering of sweepstakes through the mail. Additional sweepstakes legislation has been enacted or is pending in various states. This additional regulation could have an adverse impact on Cross Media's marketing activities.

     Federal and state authorities have also been investigating various companies' use of marketing practices, such as the use of personal information, magazine subscription agents' sweepstakes practices and the marketing of membership club services through the use of inbound and outbound telemarketing campaigns. These investigations could result in additional rules, regulations or industry standards, which could have an adverse impact on Cross Media's marketing practices.

     Laws and regulations directly applicable to Internet communications, commerce, marketing and data protection are becoming more prevalent. If any of these laws hinders the growth in use of the Internet generally, or decreases the acceptance of the Internet as a medium of communications, commerce and marketing, the business and prospects may suffer materially. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Other laws and regulations may be adopted covering issues such as user privacy, marketing activities, pricing, content, taxation and quality of products and services. The governments of some states and foreign countries have begun to regulate transactions and levy sales or other taxes relating to Cross Media's activities and will likely continue to do so. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising and marketing services. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

     Laws and regulations regulating the transmission of unsolicited e-mail marketing messages are being considered by many jurisdictions. Legislation of that type has recently been adopted by the States of California, Virginia and Washington, and similar legislation is pending in the State of New York and in Congress. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, Cross Media cannot be certain that similar legislation will not be enacted and upheld in the future.

     There has been increasing public debate about the collection, distribution and use of information about consumers. Although this debate has primarily focused on information collected through the Internet, many of the issues apply to data gathered through other media. Cross Media interacts with consumers through various direct marketing efforts, both online and offline. As a consequence of government regulation or evolving standards of consumer privacy protection, it may be required to make changes to its marketing media and platforms in ways that could diminish the effectiveness of marketing efforts, which could harm business.

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EMPLOYEES

     As of August 1, 2001, Cross Media had approximately 422 full-time and 31 part-time employees.

PROPERTIES

     Cross Media's principal office is located at 461 Fifth Avenue, 19th Floor, New York, New York. Cross Media has signed a ten-year lease to rent 6,516 square feet of space at 461 Fifth Avenue, New York, New York at an estimated annual cost of approximately $470,000. Media Outsourcing's principal office is located at 2550 Heritage Court, Atlanta, Georgia. These premises are leased from an entity that is partially owned by Richard Prochnow, a beneficial owner of more than 5% of Cross Media common stock. The lease for this office provides for approximately 16,800 square feet of space, expires in 2004 and the annual rent is approximately $280,000. Media Outsourcing also leases approximately 20,900 square feet of office space in Kennesaw, Georgia under a seven-year lease at an annual rent of approximately $253,000. In addition, Media Outsourcing leases 1,840 square feet of office space in Orlando, Florida at an annual rent of approximately $20,500 and 2,090 square feet of office space in Peoria, Illinois at an annual rent of approximately $23,100.

LEGAL PROCEEDINGS

     Cross Media is not a party to any pending material legal proceedings.

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        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS OF CROSS MEDIA

     The following discussion and analysis should be read together with the consolidated financial statements of Cross Media and the accompanying "Notes to the Consolidated Financial Statements" included in this joint proxy statement/prospectus. This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity and cash flows of Cross Media for the three month periods ended March 31, 2001 and 2000 and years ended December 31, 2000 and 1999, respectively.

INTRODUCTION

     Cross Media was incorporated in Delaware on May 9, 1997 under the name Brack Industries Inc. Cross Media changed its name to Symposium Corporation in December 1998 and changed its name to Cross Media Marketing Corporation in December 2000.

     Cross Media's principal business strategy is to integrate well established direct marketing skills with a variety of new technologies, including e-mail marketing, web-based systems and interactive voice response, ultimately resulting in a multi-faceted marketing platform for the sale of products and services.

     Cross Media was inactive until December 1998. From December 1998 through June 1999, Cross Media, through its wholly-owned subsidiary Publishers Advantage Corporation, had minimal operations and was principally engaged in telemarketing in the United States for magazine and periodical subscription renewals to persons whose subscriptions had recently expired. Cross Media discontinued the operations of Publishers Advantage of June 30, 1999.

     In November 1999, Cross Media formed Media Outsourcing, Inc., a wholly-owned subsidiary, to acquire the assets of Direct Sales International. On January 28, 2000, Cross Media, through Media Outsourcing, acquired substantially all the assets and assumed certain liabilities of Direct Sales International, a magazine subscription agency based in Atlanta, Georgia, which sold new subscriptions for magazines of major US publishers. Cross Media paid approximately $27.6 million to acquire Direct Sales International, including $25.0 million in cash, an agreement to loan $1.5 million to a company in which Direct Sales International's former owner holds a majority interest and approximately $1.1 million in closing costs and fees incurred in connection with the acquisition. Cross Media also granted to the seller of Direct Sales International the right, which has an intrinsic value of $1.2 million, to sell up to 600,000 shares of Cross Media common stock back to Cross Media at a fixed price which has been included in the calculation of purchase price in excess of net assets acquired. Cross Media financed the cash portion of the purchase price by borrowing $16.0 million under a credit facility provided by Coast Business Credit, resulting in proceeds of $15.8 million, net of fees, and by using proceeds totaling approximately $9.2 million from the issuance of its common stock, warrants to purchase its common stock, convertible preferred stock and convertible debt.

     On November 30, 2000, Cross Media acquired WeFusion.com, Inc., an application service provider which has developed a database architecture that will enable Cross Media to develop sophisticated customer profiles. Cross Media paid approximately $2.5 million to acquire WeFusion, including $0.6 million in cash and approximately $1.9 million of its common stock and warrants to purchase its common stock.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000

     REVENUES

     During the six months ended June 30, 2001, revenues were $43.3 million, a 60% increase from revenues of $27.1 million for the six months ended June 30, 2000. Revenues increased as a result of higher sales of magazine contracts, increased revenue from sales of memberships, higher publisher bonus revenues, revenues from the sales of long distance telephone service and other revenues. For the six months ended June 30, 2001, revenues were derived primarily from the sales of magazines contracts at

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Media Outsourcing totaling approximately $33.9 million, commission revenues from sales of memberships in a third party discount-buying club of $2.5 million, publisher bonus revenues of $2.7 million, commissions on sales of discount long distance telephone service of $1.0 million and other revenues of approximately $3.2 million.

     COMMISSION EXPENSE

     Commission expense increased 49% to $20.9 million during the six months ended June 30, 2001 from $14.0 million in the same period of 2000 as a result of higher sales.

     OTHER DIRECT COSTS

     For the six months ended June 30, 2001, Cross Media recorded $11.4 million of other direct costs related to sales of magazine contracts and other revenues, a $6.6 million increase from the $4.8 million of costs recorded in the six months ended June 30, 2001. The increase consists largely of $3.0 million of direct recurring payroll, rent and other costs related to the expansion of Cross Media's operations.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased $2.5 million to $5.5 million for the six months ended June 30, 2001 from $3.0 million for the same period in 2000. This increase primarily reflects an increase in administrative personnel at Media Outsourcing, professional fees and operational expenses of Cross Media.

     CONSULTING EXPENSES

     Consulting expenses decreased by $1.8 million to $0.5 million for the six months ended June 30, 2001 from $2.3 million for the six months ended June 30, 2000. Consulting expenses were significantly higher for the six months ended June 30, 2000 due to the acquisition of Direct Sales International in calendar year 2000.

     AMORTIZATION OF GOODWILL

     During the six months ended June 30, 2001, Cross Media amortized $0.3 million of the $7.0 million of goodwill recorded in connection with the acquisition of Direct Sales International on January 28, 2000 and $0.2 million of goodwill recorded in connection with the acquisition of WeFusion on November 30, 2000. During the six-month period June 30, 2000, Cross Media amortized $0.2 million relating to the acquisition of Direct Sales International.

     INTEREST EXPENSE

     Interest expense for the six months ended June 30, 2001 was $1.0 million, a decrease of $1.9 million from $2.9 million for the six months ended June 30, 2000. The decrease is primarily related to the one time non-cash interest expense of $1.9 million recorded in the six-month period ended June 30, 2000 representing the fair value of shares and warrants issued in connection with the initial issuance and subsequent conversion of the Direct Sales International acquisition bridge financing.

     INCOME TAXES

     For the six months ended June 30, 2001, Cross Media recorded a $0.7 million tax provision based on an estimate of its effective tax rate projected for the year ended December 31, 2001. Cross Media may adjust the assumptions of its projected earnings used to calculate the tax rate. Cross Media has Federal and state net operating loss carryforwards of approximately $7.0 million available to offset future taxable income, if any, through December 2020. Cross Media's ability to use these net operating losses may be substantially limited because of the "change of ownership" provisions under Section 382 of the Internal Revenue Code and similar state provisions. As a result of these limitations, some or all of Cross Media's net operating losses may expire before it can use them. Cross Media has established a valuation allowance

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to reserve for the deferred tax assets arising from the net operating losses and other temporary differences, since Cross Media cannot be sure that it will benefit from them in the future.

     PREFERRED DIVIDENDS

     For the six months ended June 30, 2001, Cross Media recorded $1.3 million of dividends including $0.9 million of non-cash deemed dividends and approximately $0.4 million of contractual dividends. On February 15, 2001, Cross Media redeemed 22,992 shares of Series C convertible preferred stock. The remaining 39,363 shares of Series C convertible preferred stock were converted into 3,946,250 shares of common stock. In consideration of the agreement of the holders to convert the Series C convertible preferred stock, Cross Media agreed to issue to the holders a total of 666,400 additional shares of Cross Media common stock, pro rata in accordance with the number of shares each holder converted. The non-cash deemed dividend of $0.9 million represents the fair value of the additional shares issued. For the six months ended June 30, 2000, Cross Media recorded $31.9 million of dividends including $31.6 million of non-cash deemed dividends in connection with the Series A-1, B and C preferred stock Cross Media issued to complete the acquisition of Direct Sales International.

     NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE

     During the six months ended June 30, 2001, net income applicable to common stockholders was $1.6 million or basic earnings per share of $0.05 compared to a net loss applicable to common stockholders of $32.3 million or $(1.58) per share for the six months ended June 30, 2000.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 AND YEAR ENDED DECEMBER 31, 1999

     REVENUES

     Cross Media recorded revenues totaling $55.5 million for the year ended December 31, 2000. These revenues were derived from the sale of magazine contracts at Media Outsourcing totaling approximately $52.2 million and commission revenues from sales of memberships in a third party discount-buying club totaling approximately $3.3 million. There were no revenues in the comparable period in 1999 as these revenues related to the operations of Direct Sales International that were acquired on January 28, 2000. Cross Media records its revenues from sales of magazine subscriptions net of cancellation and collection reserves and payments to publishers for fulfillment costs. In the third and fourth quarters of 2000, Cross Media increased the reserves on its 20 pay contracts (magazine subscriptions payable by the subscriber in 20 monthly installments) resulting in a reduction of revenues of $1.1 million and $880,000, respectively.

     COMMISSION EXPENSE

     Cross Media recognized approximately $30.8 million in commission expense for the year ended December 31, 2000, reflecting payments made to brokers on Media Outsourcing magazine sales. There were no commission expenses in the comparable period in 1999 as such commission expenses related to the operations of Direct Sales International that were acquired on January 28, 2000.

     OTHER DIRECT COSTS

     Cross Media recorded $10.6 million of other direct costs related to the magazine sales at Media Outsourcing. Other direct costs consisted primarily of wages of approximately $5.4 million, bank charges related to the processing of payments received by credit cards of approximately $1.4 million and other costs of approximately $3.8 million. There were no other direct costs for the comparable period in 1999, as such other direct costs related to the operations of Direct Sales International that were acquired on January 28, 2000.

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     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased $6.1 million to $8.4 million in 2000 from $2.3 million in 1999. This increase reflects salary expense of approximately $2.5 million related to Media Outsourcing and approximately $1.3 million of increased cost related to increased staff at Cross Media. Cross Media had approximately 233 full-time and 51 part-time employees as of December 31, 2000. The increase is also related to $2.1 million of other operating expenses incurred at Media Outsourcing since the acquisition of the operations of Direct Sales International, including accounting and legal expenses of $306,000, travel and entertainment expenses of $166,000, rent of $162,000 and depreciation of $84,000. Other operating expenses in 1999 consisted primarily of accounting and legal expenses of approximately $462,000, travel and entertainment expenses of approximately $211,000 and office expenses of approximately $195,000. Also included in other operating expenses for 1999 are the net loss of $178,511 incurred on Cross Media's Publisher's Advantage operations that were closed in June 1999 and a bad debt expense of $500,000 related to the 100% valuation reserve recorded on a $500,000 loan made to AmeriNet in 1999.

     CONSULTING EXPENSES

     Consulting expenses decreased $2.5 million, or 37.9%, to $4.1 million in 2000 from $6.6 million in 1999. Included in consulting expenses for 2000 are approximately $1.6 million of non-cash charges for investor and public relations and strategic planning services reflecting the estimated fair value of warrants and options granted to purchase 2,512,000 shares of Cross Media common stock ranging between $1.00 and $4.00 per share with terms of between two and five years. Included in consulting expenses for 1999 are approximately $3.3 million of non-cash charges for investor relations and strategic planning services reflecting the estimated fair value of five-year warrants granted to purchase 860,000 shares of Cross Media common stock ranging between $1.00 and $2.00 per share. The fair value of these warrants was estimated using the Black-Scholes option pricing formula. Additionally, approximately $1.1 million and $2.7 million of the consulting expenses incurred in 2000 and 1999, respectively, reflects the fair value of 535,000 shares and 870,000 shares of Cross Media common stock issued for professional services rendered in 2000 and 1999, respectively.

     AMORTIZATION OF GOODWILL

     During 2000, Cross Media recorded $0.5 million of goodwill amortization primarily related to the $7.0 million of goodwill recorded in connection with the January 28, 2000 acquisition of Direct Sales International. Goodwill related to the acquisition of Direct Sales International is being amortized on a straight-line basis over a ten-year period.

     In connection with the acquisition of WeFusion.com, Cross Media recorded $1.9 million of goodwill, which is being amortized over a seven-year period and will result in an increase in goodwill amortization of approximately $275,000 per year beginning in 2001.

     In July 2001, the Financial Accounting Standards Board issued of SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

     INTEREST EXPENSE

     During 2000, Cross Media recorded interest expense of $4.4 million, primarily consisting of $2.4 million of non-cash interest related to the fair value of shares and warrants issued in connection with the initial issuance and subsequent conversions of the acquisition of Direct Sales International financings and
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approximately $1.9 million related to the amortization of deferred financing fees and interest on the Coast facility.

     COSTS OF ACQUISITIONS NOT CONSUMMATED

     In August 2000, Cross Media entered into an agreement to acquire National Syndications, Inc., a direct marketer of consumer products and a party to service advertising contracts. In February 2001, Cross Media and National Syndications terminated the agreement. As a result of this termination, in the fourth quarter of 2000, Cross Media recorded a charge of $967,500, representing the write-off of non-refundable deposits and professional fees incurred related to the transaction.

     In February 2000, Cross Media announced its decision not to exercise its options to purchase 50.1% of the outstanding common stock of AmeriNet or all of the outstanding common stock of Hamilton Telecommunications, Ltd. As a result, Cross Media recorded a charge of $621,716 during the fourth quarter of 1999, representing the cost of legal and professional fees. This charge, which is presented as the cost of acquisitions not consummated, consists principally of professional and consulting fees, including $38,000 representing the fair value of Cross Media common stock purchase warrants and $432,000 representing the fair value of 225,000 shares of Cross Media common stock that were issued to various consultants.

     OTHER INCOME

     Other income increased $317,000 to $347,000 in 2000 from $30,000 in 1999.
Included in other income for 2000 is approximately $245,000 of fees earned from the sale of third-party long distance telephone service, interest income and other fee income of approximately $102,000. Other income for 1999 represented interest income earned on Cross Media's overnight investments.

     INCOME TAXES

     Cross Media recorded a $0.3 million provision for income taxes in 2000 reflecting a state tax liability resulting from the Media Outsourcing operations. No provision was recorded for federal income taxes in 2000 or 1999, as Cross Media had incurred net operating losses since inception.

     The utilization of net operating losses is subject to a substantial limitation due to the change of ownership provisions under Section 382 of the Internal Revenue Code and similar state provisions. This limitation may result in the expiration of the net operating losses before their utilization. A 100% valuation allowance has been established to reserve for the deferred tax assets arising from the net operating losses and other temporary differences since there is no assurance that their benefit will be realized in the future.

     PREFERRED DIVIDENDS

     Cross Media accounted for the issuances of its preferred stock in accordance with EITF Issue No. 98-5, as amended by EITF Issue 00-27. Both Issues are titled "Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." As a result of the issuance and adoption of EITF 00-27 in November 2000, Cross Media has adjusted preferred stock dividends recorded in prior fiscal 2000 quarters that were related to effective beneficial conversion features. In accordance with EITF 00-27, Cross Media recorded $39.6 million of dividends for 2000, including $38.7 million of non-cash deemed dividends and contractual dividends of approximately $0.9 million in connection with the issuance of shares of Series A-1, B, and C preferred stock to complete the acquisition of Direct Sales International on January 28, 2000 and the issuance of shares of another Series A convertible preferred stock, referred to as the Series A preferred stock, and additional shares of Series C convertible preferred stock.

     Deemed dividends represent:

     - the accretion of the difference between the carrying value and the mandatory redemption amounts of preferred stock that resulted from allocating a portion of the proceeds to Cross Media common
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       stock, Cross Media common stock purchase warrants, and the beneficial conversion features of the shares;

     - dividends received in connection with the conversion of the Series A-1 preferred stock into Cross Media common stock on March 27, 2000; and

     - dividends received upon the extension of the redemption date and the adjustment of the default conversion price of the Series C convertible preferred stock.

     EXTRAORDINARY LOSS ON EXTINGUISHMENT OF ACQUISITION LIABILITY

     In connection with the acquisition of Direct Sales International, Cross Media agreed to provide a $1.5 million credit facility to AmeriNet. In 2000, Cross Media loaned AmeriNet an aggregate $300,000 pursuant to this credit facility. In November 2000, Cross Media exchanged 1.0 million shares of its common stock, with a fair value of $1.9 million, in full satisfaction of the remaining obligation to AmeriNet and, accordingly, recognized in the fourth quarter 2000, an extraordinary loss on the extinguishment of acquisition liability of $767,500.

     NET LOSS AND NET LOSS PER SHARE

     The net loss for the year ended December 31, 2000 was $44.6 million, or $1.84 per share, compared to a net loss of $9.5 million, or $0.80 per share, for 1999. The increase in the net loss to common stockholders reflects the impact of the $39.6 million of preferred dividends recorded for the year ended December 31, 2000 and increased interest charges related to the acquisition financings, partially offset by decreased consulting costs and Media Outsourcing's earnings from January 28, 2000 through December 31, 2000.

LIQUIDITY AND FINANCIAL CONDITION

     At June 30, 2001, Cross Media had cash on hand of $1.8 million. For the three months ended June 30, 2001, Cross Media used $2.1 million in operations and $1.5 million in investing activities and generated $3.1 million from financing activities. Through the operations of Media Outsourcing, Cross Media generates cash flow from the sale and collection of consumer receivables, commissions earned from publishers in connection with originating paid subscriptions for certain publications, and commissions earned on the sale of third party discount buying club memberships. Media Outsourcing uses these funds as well as funds available under its revolving credit facility to fund its working capital needs.

     Under the Coast facility, Media Outsourcing is generally permitted to make distributions to Cross Media of up to $400,000 per month, plus any amounts necessary for Cross Media to satisfy tax obligations attributable to Media Outsourcing's operations. Cross Media believes that the cash flow from operations at Media Outsourcing, and the amount available for borrowing under the revolving credit facility is currently sufficient to meet its day-to-day operating requirements. However, Media Outsourcing's cash flow would not be sufficient to complete any additional acquisitions in furtherance of Cross Media's overall strategy. Consequently, Cross Media may be required to raise additional financing to fund any future acquisitions.

     During the quarter ended March 31, 2000, Cross Media financed the cash portion of the purchase price of the acquisition of Direct Sales International by borrowing $16.0 million under a credit facility provided by Coast Business Credit and by using proceeds totaling approximately $9.2 million from the issuance of its common stock, warrants to purchase common stock, convertible preferred stock and convertible debt. As of March 31, 2001, all of the convertible debt issued in connection with the acquisition of Direct Sales International had either been converted into common stock or paid and all of the convertible preferred stock issued in connection with the acquisition of Direct Sales of International had either been converted into common stock or redeemed.

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     AMERINET COMMITMENT

     In February 2000, Cross Media decided not to exercise its option to acquire 50.1% of the outstanding stock of AmeriNet, Inc., but as a prerequisite to consummating the acquisition of Direct Sales International, agreed to provide a $1.5 million credit facility to AmeriNet in addition to a $500,000 loan made during 1999. Richard Prochnow, the seller of Direct Sales International owns 50% of the common stock of AmeriNet. Due to the uncertainty of AmeriNet's ability to repay any of these loans, Cross Media treated its commitment to provide additional funding to AmeriNet as an increase in the purchase price of Direct Sales International. Under the original terms of the credit facility, Cross Media was obligated to lend AmeriNet $100,000 per month for the ten months beginning in March 2000 through December 2000 inclusive, and on or before July 28, 2000, to purchase for $500,000 a $500,000 principal amount note issued by AmeriNet to RLP Holdings L.P., an affiliate of Mr. Prochnow. Cross Media loaned AmeriNet an aggregate of $300,000 in connection with the credit facility. In November 2000, Cross Media exchanged 1.0 million shares of its common stock, with a fair value of $1.9 million, in full satisfaction of the remaining obligation to AmeriNet of $1.2 million and accordingly, recognized in the fourth quarter of 2000, an extraordinary loss on the extinguishment of acquisition liability of $767,500.

     COAST BUSINESS CREDIT FINANCING FACILITY

     In connection with the acquisition of Direct Sales International, Media Outsourcing and Cross Media entered into an agreement with Coast Business Credit to provide a credit facility used to fund the acquisition of Direct Sales International and working capital needs of Media Outsourcing. The Coast facility is for a term of three years, and provides a maximum credit line of $20.0 million, subject to certain availability limitations. As a result of these limitations, the amount available for borrowing under the Coast facility at the time of the acquisition of Direct Sales International was $16.0 million, which Media Outsourcing drew down in its entirety to finance the acquisition of Direct Sales International. Interest on outstanding advances under the Coast facility accrues at an annual rate equal to the higher of (a) the prime rate plus 200 basis points, calculated on the basis of the actual number of days elapsed in a 360 day year, and (b) 9.0%. The Coast facility requires Cross Media and Media Outsourcing to comply with specified financial covenants.

     When the Coast facility was established, Cross Media issued to Coast a five-year warrant to purchase its common stock. As of December 31, 2000, Coast was entitled to purchase 443,884 shares of common stock under this warrant at an exercise price of $2.39 per share. As a result of anti-dilution adjustments, the number of shares Coast was entitled to purchase under the warrant as of June 30, 2001 increased to 484,669 and the exercise price of the warrant was reduced to $2.19 per share. Cross Media recorded a non-cash interest charge of approximately $20,491 for the six month period ended June 30, 2001 as a result of these adjustments.

     Coast extended the facility to Cross Media, subject to the condition that we raise additional equity capital of not less than $3 million by February 28, 2000, which was subsequently extended to March 31, 2000. On March 30, 2000, the Coast facility was amended as follows:

     - the covenant requiring Cross Media to raise additional cash equity of $3.0 million was eliminated;

     - the parties reduced the consolidated net worth covenant to $9.0 million from $12.0 million at March 31, 2000; and

     - a new covenant was added requiring that Cross Media maintain excess borrowing availability of $750,000.

     As of June 30, 2001, the outstanding loan balance under the Coast facility was approximately $14.6 million and the total amount available for borrowing was $18.0 million. Therefore, Media Outsourcing was entitled to borrow an additional $3.4 million under the Coast facility as of June 30, 2001.

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

     In May 2001, the Coast facility was amended to provide for, among other things:

     - Coast's waiver of the requirement that Cross Media maintain a minimum tangible net worth through March 31, 2001;

     - Coast's waiver of any violation of the limitation on distributions by Media Outsourcing to Cross Media with respect to a $1,000,000 distribution in February 2001 and agreement that commencing in May 2001, as long as Media Outsourcing has excess borrowing availability of at least $2.0 million under the facility, Media Outsourcing will be permitted to distribute a total of up to $400,000 per month to Cross Media (in addition to any amounts necessary for Cross Media to satisfy tax obligations attributable to Media Outsourcing's operations). Prior to the May 2001 amendment, Media Outsourcing was only entitled to distribute a total of $150,000 per month plus tax distributions; and

     - Cross Media's agreement to maintain a minimum ratio of senior debt to earnings before interest, taxes depreciation and amortization of no greater than 1.5 to 1.

     Management expects to be fully in compliance with the provisions of this agreement going forward.

     SERIES A CONVERTIBLE PREFERRED STOCK

     In June and August 2000, Cross Media issued and sold an aggregate of 50,625 shares of Series A convertible preferred stock to The Shaar Fund, Ltd., or Shaar. The Series A convertible preferred stock is referred to as the Series A preferred stock or Series A Shares, and is a different series from the Series A mandatorily redeemable preferred stock referred to below as the Series A-1 preferred stock. The face amount of the Series A preferred stock is $100 per share or a total of $5,062,500 for all of the outstanding Series A Shares. Cross Media also issued to Shaar five year warrants to purchase 375,000 shares of common stock at an initial exercise price of $1.485, subject to certain anti-dilution and similar adjustments.

     Dividends are payable on the Series A Shares on July 1 and January 1 of each year, at an annual rate of 10% of the face amount. Dividends are payable in cash or, if the conditions described in the certificate of designations are satisfied, in additional shares of Cross Media common stock valued at the conversion price on the dividend payment date.

     Initially, Cross Media had the right to redeem all, but not less than all, of the outstanding Series A Shares at a redemption price of 100% of face value plus any accrued and unpaid dividends, provided that the average of the closing ask prices of the common stock for the 20 trading days preceding the notice of redemption were less than $5.00 per share. Cross Media has agreed with Shaar not to exercise its right of redemption, except as described below.

     The Series A Shares are convertible at the option of Shaar into a number of shares of Cross Media common stock determined by dividing the applicable conversion price into the stated value of the Series A Shares. The conversion price is currently the lower of either $1.9250 or 91% of the average of the three lowest, non-consecutive closing bid prices for the common stock during the 10 trading days preceding the date of Shaar's notice to Cross Media of the conversion, with a minimum conversion price of $1.50.

     The conversion price of the Series A Shares, and the exercise price of the related warrants, are currently subject to downward adjustment to equal the lowest price at which shares of Cross Media common stock or securities convertible into, or exchangeable or exercisable for, shares of Cross Media common stock, are issued while the Series A Shares remain outstanding, subject to specified exceptions.

     On July 18, 2001, Cross Media entered into agreements with Shaar which provide that the following will occur, simultaneously with and conditioned upon the consummation of the merger:

     - Cross Media will redeem 25,312.5 Series A Shares for a cash payment of $2,531,250, or $100 per share, provided that Shaar may elect to convert these shares into shares of Cross Media common stock at a conversion price of $1.48 per share, in which event Shaar would receive 1,710,304 shares

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

       of common stock; and Shaar will convert the remaining 25,312.2 Series A Shares, at a conversion price of $1.48 per share, into 1,710,304 shares of common stock.

     - In consideration of Shaar's agreement to convert at least half of the Series A Shares into Cross Media common stock, Cross Media will pay Shaar $968,750. Shaar may elect to receive this payment:

        - wholly in cash;

        - in cash and Cross Media common stock, based on a $1.48 price per share; or

        - wholly in Cross Media common stock, based on a $1.48 price per share.

     - All accrued and unpaid dividends on the Series A Shares that are converted and redeemed will be paid through the issuance of additional shares of Cross Media common stock, based upon the $1.48 per share conversion price.

     - The warrants to purchase 375,000 shares of Cross Media common stock issued to Shaar in connection with its purchase of the Series A Shares will be amended to replace the existing anti-dilution provisions with standard broad-based weighted average anti-dilution provisions. Cross Media will issue to Shaar additional 5-year warrants to purchase 250,000 shares of its common stock with an exercise price of $1.9845. These warrants will have the same anti-dilution provisions as the amended warrants referred to above.

     These agreements with Shaar also provide that, if the merger agreement is terminated or the merger is not completed by June 18, 2002, Shaar must elect to:

     - exchange the Series A Shares for a new series of convertible preferred stock with a conversion price fixed at $1.48 per share, subject to broad-based weighted average anti-dilution protection; or

     - exchange the Series A Shares for a new series of convertible preferred stock with the same terms and provisions as the existing Series A Shares, except that, during the period beginning on the date of the exchange through the earlier of the six month anniversary of the date of the exchange and June 9, 2002, the minimum conversion price for the shares in the new series will be $1.50 per share, and Cross Media will not be permitted to redeem the shares in the new series.

     Cross Media's agreements with Shaar also provide that during the period from July 18, 2001 through the earlier of the closing of the merger and the exchange of new Series A Shares for a new series of preferred stock described above, but in any event no later than July 18, 2002, the minimum conversion price for the Series A Shares will be $1.50, unless an anti-dilution adjustment reduces the conversion price to less than $1.50, in which event the $1.50 minimum would no longer apply, and Cross Media will not be permitted to redeem the Series A Shares.

     SERIES A-1 MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On January 28, 2000, in a private placement, Cross Media sold 21,500 units, each unit consisting of one share of Series A-1 preferred stock, with a face value of $100, and 20 shares of Cross Media common stock, for gross proceeds of $2.0 million. The Series A-1 preferred stock was initially convertible into 1,075,000 shares of Cross Media common stock at a conversion ratio of $2.00 per share and was entitled to a 16% cumulative dividend. Since Series A-1 preferred stock remained outstanding subsequent to February 27, 2000, Cross Media was required to issue to the holders an aggregate of 16,125 shares of common stock per day for each day that the Series A-1 convertible preferred stock remained outstanding from February 28 through March 28, 2000 and 26,875 shares of common stock per day for each day that the Series A-1 preferred stock remained outstanding after March 28, 2000. The Series A-1 preferred stock was mandatorily redeemable on or before March 28, 2000.

     On March 21, 2000, the holders of the Series A-1 preferred stock extended the due date for the redemption of their shares from March 28, 2000 to April 12, 2000 in exchange for 275,000 shares of Cross Media common stock. On March 27, 2000, they agreed to convert their shares of Series A-1 preferred
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

stock into Cross Media common stock. In addition, the Series A-1 preferred stockholders were issued 2,317,334 five-year common stock purchase warrants, including 1,158,667 with an exercise price of $0.50 per share and 1,158,667 with an exercise price of $1.00 per share. One of the Series A-1 preferred stock holders was issued a warrant to purchase 300,000 shares of Cross Media common stock at an exercise price of $2.25 per share as a fee in connection with the March 27, 2000 agreement.

     On March 27, 2000, Cross Media issued an aggregate of 5,118,416 shares to the former Series A-1 preferred stock holders in respect of Cross Media's failure to redeem the Series A-1 shares during the period February 28 through March 27, 2000, the extension of the redemption due date from March 28 to April 12, 2000 and the conversion of the Series A-1 shares into common stock. Cross Media also issued to these holders warrants to purchase 2,317,334 shares of common stock.

     SERIES B MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On January 28, 2000, in a private placement, Cross Media sold 15,350 units, each unit consisting of one share of Series B preferred stock, with a face value of $100, and warrants to purchase 25 shares of Cross Media common stock, for gross proceeds of $1.5 million. The Series B preferred stock was originally convertible into 767,500 shares of Cross Media common stock at a conversion ratio of $2.00 per share and was entitled to a 10% cumulative dividend, payable quarterly. The common stock purchase warrants were exercisable for three years from the date of issuance and had an exercise price of $1.50 per share. The Series B preferred stock was mandatorily redeemable on the earlier of July 26, 2000 or upon the consummation of an additional financing transaction resulting in gross proceeds of at least $10 million to Cross Media.

     By letter agreement dated June 16, 2000, Cross Media offered to permit the holders of Series B preferred stock to convert their shares of Series B preferred stock into Cross Media common stock at an effective conversion ratio of $0.50 or to redeem the Series B preferred stock at the then effective redemption price, $100 per share plus accrued dividends. In addition, whether a holder elected to convert shares of Series B preferred stock or to be redeemed, Cross Media agreed to issue to the holders, ratably in accordance with their respective percentage interests in the outstanding Series B preferred stock, an aggregate of 122,800 three-year warrants to purchase Cross Media common stock at an exercise price of $0.75 per share and 200,000 three-year warrants to purchase Cross Media common stock at an exercise price of $1.50 per share. Cross Media also agreed to reduce the exercise price of the original warrants from $1.50 to $0.75. In addition, Cross Media agreed to issue to placements agents who received commissions consisting of three-year warrants to purchase a total of 58,163 shares of Cross Media common stock in connection with the original Series B preferred stock financing a total of 17,820 three-year warrants to purchase Cross Media common stock at an exercise price of $0.75 per share and to reduce the exercise price of the warrants originally from $1.50 per share to $0.75 per share.

     The holders of 3,000 shares elected to convert their Series B preferred stock, and accrued dividends thereon, into an aggregate of 610,333 shares of Cross Media common stock. Cross Media redeemed the remaining shares of Series B preferred stock on June 29, 2000 for an aggregate redemption price of $1,235,000, plus $21,269 in accrued dividends.

     SERIES C MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On January 28, 2000, in a private placement, Cross Media sold 52,892 shares of Series C convertible preferred stock resulting in proceeds of approximately $5.0 million. The Series C convertible preferred stock was initially convertible into shares of Cross Media common stock at a conversion ratio of $2.00 per share and was entitled to a 10% cumulative dividend. In connection with the initial issuance and sale of these shares Cross Media also issued 1,763,067 shares of its common stock to the holders of the Series C convertible preferred stock and reduced the exercise price of warrants to purchase 2,000,000 shares of common stock previously issued to a holder of Series C convertible preferred stock from $3.50 per share to $1.00 per share.

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

     The Series C convertible preferred stock was originally mandatorily redeemable on the earlier of July 26, 2000 or upon the consummation of a financing transaction resulting in gross proceeds of at least $10.0 million to Cross Media. On April 24, 2000, the holders of the Series C convertible preferred stock agreed to extend the mandatory redemption date of the Series C convertible preferred stock from July 26, 2000 to December 26, 2000 in exchange for 2,247,067 shares of Cross Media common stock and a reduction in the effective conversion ratio from $2.00 per share to $1.00 per share. The value of the shares of Cross Media common stock issued and change in the effective conversion ratio were reflected during the second quarter of 2000 as an additional deemed dividend in the amount of $8,560,417.

     On June 14, 2000, Cross Media sold an additional 7,500 shares of Series C convertible preferred stock and 250,000 shares of common stock for a total price of $750,000. Cross Media also agreed to reduce the exercise price of warrants to purchase 2,000,000 shares of its common stock held by the purchaser of the additional shares of Series C convertible preferred stock from $1.00 to $0.50 per share. Cross Media paid a fee in connection with the issuance of the additional shares of Series C convertible preferred stock of 562.5 shares of Series C convertible preferred stock, five-year warrants to purchase 100,000 shares of common stock at a price of $1.88 per share and 18,750 shares of Cross Media common stock.

     On July 18, 2000, the holders of the Series C convertible preferred stock agreed to waive the requirement that a failure to redeem the Series C convertible preferred stock on or before December 26, 2000 would trigger a reduction in the conversion ratio of the Series C convertible preferred stock to $0.25 per share. In consideration for this waiver, Cross Media agreed to issue to the holders a total of 1,523,750 shares of common stock, pro rata in accordance with their percentage holdings of the Series C convertible preferred stock and additional shares of Series C convertible preferred stock. Cross Media also paid a fee in connection with the waiver by issuing an additional 1,500 shares of Series C convertible preferred stock and 50,000 shares of common stock. The value of the shares Cross Media issued in order to obtain the waiver was reflected during the third quarter of 2000 as an additional deemed dividend in the amount of $3,026,028.

     On December 19, 2000, the holders of the Series C convertible preferred stock and the additional shares of Series C convertible preferred stock agreed to extend the mandatory redemption date of the Series C convertible preferred stock from December 26, 2000 to January 26, 2001. On January 25, 2001, the holders agreed to further extend the redemption date from January 26, 2001 to February 15, 2001. On February 15, 2001, Cross Media redeemed 22,992 shares of Series C convertible preferred stock for an aggregate redemption price of $2,299,200, plus accrued and unpaid dividends of $122,300. The holders converted all of the remaining Series C convertible preferred stock into 3,946,250 shares of Cross Media common stock at an effective conversion ratio of $1.00 per share. In consideration of the agreement of the holders to convert the Series C Shares and New Series C convertible preferred stock, which would otherwise have been mandatorily redeemable by Cross Media in full on February 15, 2001, Cross Media agreed to issue to the holders 666,400 additional shares of its common stock, pro rata in accordance with the number of shares they converted. The value of the shares of common stock Cross Media issued was reflected in the first quarter of 2001 as an additional deemed dividend in the amount of $899,640. Cross Media also agreed to pay a fee of $100,000 to one of the Series C convertible preferred stockholders in connection with its services relating to the negotiation of these agreements. There is a note payable of $199,200 related to the redemption of the Series C convertible preferred stock.

     Cross Media obtained a portion of the funds required to redeem the Series C convertible preferred stock by selling 1,500,000 shares of its common stock, in private placements, at a price of $1.00 per share.

ACQUISITION BRIDGE FINANCING

     COMMTEL SERVICES LTD. NOTE

     On January 20, 2000, Cross Media entered into a note agreement with Commtel Services Ltd. for a 30-day bridge loan in the principal amount of $300,000. The proceeds of this loan were used in connection with the financing of the acquisition of Direct Sales International. The Commtel note accrued interest of a rate of 10% per annum, with principal and interest due and payable on February 20, 2000. In

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consideration of the loan, Cross Media issued 75,000 shares of its common stock to Commtel. Cross Media failed to pay the Commtel note at maturity, as a result of which:

     - the annual interest rate on the Commtel note increased to 18% on all outstanding principal and accrued interest; and

     - Cross Media was required to issue to Commtel an additional 50,000 shares of its common stock as of February 21, 2000 and an additional 2,500 shares of its common stock for each subsequent day until the Commtel note was paid or converted, aggregating 77,500 shares on March 21, 2000.

     On March 21, 2000, Commtel converted the Commtel Note into approximately 614,048 shares of Cross Media common stock in satisfaction of all principal and interest due. The proceeds received from the issuance of the Commtel note with Cross Media common stock are being allocated to each component based on their relative fair values on January 20, 2000, the date of issuance. The fair value of Cross Media common stock on January 20, 2000 was $2.31 per share and resulted in discounted carrying value to the Commtel note of $200,000 and an increase to stockholders' equity of $100,000.

     As a result of the conversion of the Commtel note, during the first quarter of 2000, Cross Media recorded additional interest expense of approximately $1.2 million including interest of 10% on the Commtel note, the fair market value of additional common stock issued under the penalty provision of the Commtel note, and the intrinsic value of the beneficial conversion of the Commtel note into 614,048 shares of Cross Media common stock.

     FONTENELLE NOTE

     On January 25, 2000, Cross Media borrowed $500,000 from Fontenelle LLC, which borrowing was evidenced by a $500,000 principal amount convertible subordinated note due March 25, 2000.

     The proceeds of this loan were used primarily in connection with the financing of the acquisition of Direct Sales International. Interest accrued on the Fontenelle note at an annual rate of 10% and was due and payable along with the outstanding principal at maturity. The Fontenelle note was convertible into shares of Cross Media common stock at a conversion price of $2.00 per share. Cross Media paid the Fontenelle note in full on March 24, 2000.

     D2 LOAN

     On January 25, 2000, Cross Media borrowed $300,000 from D2 Co. LLC, which was due on July 26, 2000. The proceeds of the loan were used primarily in connection with the financing of the acquisition of Direct Sales International. Interest accrued on this loan at an annual rate of 10% and was due and payable along with the outstanding principal at maturity. The outstanding principal amount of the loan was convertible into 150,000 shares of Cross Media common stock at a conversion price of $2.00 per share. If Cross Media did not pay the loan by July 26, 2000, the conversion price would have been reduced to $0.50 per share, representing 600,000 shares of Cross Media common stock. Cross Media paid the loan in full on June 12, 2000.

NOTES PAYABLE

     MANAGEMENT GROUP NOTE

     On April 6, 2000, Cross Media entered into a term loan agreement with the Management Group pursuant to which Cross Media borrowed $250,000. The loan accrued interest at 10% per annum, compounded daily, and matured on July 31, 2000. In connection with the execution and delivery of the term loan agreement, Cross Media issued 100,000 five-year common stock purchase warrants with an exercise price of $1.50 per share. On July 31, 2000, Cross Media paid $100,000 of the outstanding principal of the loan plus accrued interest and agreed with the holder to extend the maturity of the remaining principal balance to December 31, 2000 in consideration of the issuance to the holder of 80,000

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five-year common stock purchase warrants with an exercise price of $2.00 per share. Cross Media repaid the remaining balance of the loan, with interest of approximately $11,000, in December 2000.

     HERMITAGE CAPITAL CORP. NOTE

     On June 20, 2000, Cross Media entered into a note agreement with Hermitage Capital Corp. for $178,800, which represented a portion of Hermitage's fees earned in connection with Cross Media's Series C Shares financing. The note accrued interest at 9% per annum. Cross Media repaid the note with interest of approximately $5,000 in the third and fourth quarters of 2000.

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                           MANAGEMENT OF CROSS MEDIA

     The following table sets forth information with respect to the directors, executive officers and key employees. There are no family relationships among the directors or executive officers of Cross Media.

NAME                                      AGE                           POSITION
----                                      ---                           --------
Ronald Altbach..........................  54    Chairman of the Board, Chief Executive Officer,
                                                Secretary and Director; Chairman of the Board, Chief
                                                Executive Officer and Director of Cross Media's
                                                wholly-owned subsidiary, Media Outsourcing, Inc.
Richard Kaufman.........................  57    Director, President and Chief Operating Officer;
                                                President and Director of Media Outsourcing, Inc.
Chet Borgida............................  56    Senior Vice President and Chief Financial Officer
Andrew Nelson...........................  32    Senior Vice President -- Sales and Marketing
Dan Berman..............................  39    Senior Vice President -- Operations
Christopher Thompson....................  25    Chief Technology Officer
Richard Cohen...........................  50    Director
Bruce Dorskind..........................  49    Director
Ken Lambert.............................  49    Director

     The following is a brief summary of the background of each director and executive officer of Cross Media:

     Mr. Altbach has served as a director of Cross Media since October 1998, and has served as Chief Executive Officer and Chairman of the Board since January 2000. Prior thereto, he served as Co-Chairman, Chief Operating Officer and Secretary of Cross Media since December 1998. From 1996 through June 1998, he served as Vice Chairman of Rosecliff, Inc., a New York based merchant banking operation. From 1995 through 1997, Mr. Altbach served as Chairman of Paul Sebastian, Inc., one of Rosecliff's portfolio companies. Mr. Altbach has served as Chairman of the Board and Director of Media Outsourcing, Inc. since April 2001 and as Chief Executive Officer of Media Outsourcing, Inc. since January 2000.

     Mr. Kaufman has served as a director of Cross Media since July 1999 and has been Cross Media's President and Chief Operating Officer since May 2000. Prior thereto, he served as President and owner of 21st Funding Corporation, a company that arranges debt financing for middle market businesses. In 1968, Mr. Kaufman founded a computer company, Applied Digital Data Systems, Inc., which was listed on the New York Stock Exchange in 1978 and was sold to National Cash Register in 1981. Mr. Kaufman has served as President and Director of Media Outsourcing, Inc. since April 2001.

     Mr. Borgida has served as Senior Vice President and as Chief Financial Officer since June 2001. Prior thereto, Mr. Borgida was a partner since 1977 at Grant Thornton LLP, accountants and management consultants.

     Mr. Nelson has served as Vice President -- Marketing since October 2000 and as Senior Vice President -- Sales and Marketing since January 2001. From April through September 2000, Mr. Nelson served as Chief Marketing Officer of Triad Marketing Group, a discount buying club and membership company. From March 1997 through March 2000, Mr. Nelson served as President of Real Marketing Services, a telemarketing service bureau specializing in Business-to-Consumer, Inbound and Outbound teleservices. Prior thereto, Mr. Nelson was Senior Vice President of First Class Marketing, a direct marketing and teleservices operation.

     Mr. Berman has served as Senior Vice President -- Operations of Cross Media since July 16, 2001. Mr. Berman was the founder of TBC Consulting Group and served as its President from 1991 until July 2001. Mr. Berman is presently Chairman of the Board of TBC Consulting Group.

     Mr. Thompson has served as Chief Technology Officer of Cross Media since November 30, 2000, the date Cross Media acquired WeFusion.com, Inc. Prior thereto, Mr. Thompson was the Chief Technology Officer of WeFusion from August 1999 through November 2000 and the Chief Web Architect of

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WeFusion from September 1998 through August 1999. From January 1997 through
September 1998, he was the Network Engineer of The George Washington University's Oracle Financials Project.

     Mr. Cohen has served as a director of Cross Media since October 1998. He has been president of Richard M. Cohen Consultants, which provides financial consulting services primarily in the multimedia industry, since 1996. From 1993 to 1995 he was president of General Media, Inc., a publishing company with an international market presence. Mr. Cohen serves on the Boards of Directors of Greg Manning Auctions, Inc., Directrix, Inc. and Interlink Inc.

     Mr. Dorskind has served as a director of Cross Media since March 2000. He has been the owner and managing director of The Dorskind Group since 1993. The Dorskind Group is a strategic consulting firm specializing in recruitment communications, international recruitment, and business development for the financial services, marketing communications and publishing industries.

     Mr. Lambert has served as a director of Cross Media since March 2000. He has been the managing partner and Chief Executive Officer of The Lambert Consulting Group LLC, a firm that provides strategic marketing and consulting to Internet companies, since 1998. From 1993 to 1998 he served in various executive and Board of Directors level positions with D'Arcy Macius Benton & Bowles, Inc., an international marketing communications organization.

BOARD OF DIRECTORS MEETINGS AND BOARD COMMITTEES

     The board of directors held nine meetings during 2000. None of the directors attended fewer than 75% of all of the meetings of the board of directors (held during the period for which he was a director) and the meetings of all committees of the board of directors on which the director served.

     The board of directors has an audit committee and a compensation committee, but does not have a nominating committee. The audit committee, which is currently composed of Messrs. Cohen, Dorskind and Lambert, reviews the professional services provided by Cross Media's independent auditors and monitors the scope and results of the annual audit; reviews proposed changes in Cross Media's financial and accounting standards and principles; reviews Cross Media's policies and procedures with respect to its internal accounting, auditing and financial controls; makes recommendations to the board of directors on the engagement of the independent auditors and addresses other matters that may come before it or as directed by the board of directors. None of Messrs. Cohen, Dorskind or Lambert is currently an officer of Cross Media or of any of its subsidiaries, and all are "independent" under the American Stock Exchange listing requirements as currently in effect. The audit committee held two meetings during the 2000 fiscal year.

     The compensation committee currently consists of Messrs. Lambert, Cohen and Dorskind. The purpose of the compensation committee is to review, on an annual basis or more frequently as it deems appropriate, the performance of the executive officers of Cross Media, review the amount and form of compensation payable to the executive officers of Cross Media and report to the board of directors on an annual basis, making recommendations regarding compensation of the executive officers. In addition, the compensation committee administers the 1998 Stock Option Plan. The compensation committee held five meetings during 2000.

     The board of directors also has an executive committee, which currently consists of Messrs. Altbach, Kaufman and Cohen. The executive committee has been empowered to exercise all of the powers and authorities of the board of directors in the management of the business and affairs of Cross Media, except that the executive committee does not have power and authority with respect to the following matters:

     - approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to the stockholders for approval; or

     - adopting, amending or repealing any bylaw of Cross Media.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     DIRECTOR COMPENSATION

     Prior to August 23, 2000, directors did not receive cash compensation for services rendered as directors. On August 23, 2000, the Cross Media board of directors adopted a resolution setting director compensation at $2,500 for each meeting attended in person. During 2000, Richard Cohen, Bruce Dorskind and Ken Lambert each received $5,000 for attending meetings of the board of directors. During 2000, each non-management director was granted options to purchase 120,000 shares of Cross Media common stock as compensation for services provided as a director, and each member of the audit committee of the board of directors was granted options to purchase 30,000 shares of Cross media common stock as compensation for serving as a member of the audit committee. Any additional option grants will be in the discretion of the compensation committee.

     Board of directors members are reimbursed for reasonable expenses incurred in connection with attending meetings of the board of directors and of committees.

     COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth, for the fiscal year ended December 31, 2000, the compensation earned for services rendered in all capacities by Cross Media's Chief Executive Officer and the four other highest-paid executive officers at the end of 2000 whose actual or annualized compensation for that fiscal year was in excess of $100,000. The individuals named in the table will be referred to as the named officers. Other than as set forth below, no executive officer of Cross Media received compensation in excess of $100,000 during fiscal year 2000. Other than as set forth below, no executive officer who would otherwise have been included in this table on the basis of 2000 salary and bonus resigned or terminated employment during the year. No executive officer of Cross Media received any cash compensation for any fiscal year prior to 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                ANNUAL COMPENSATION          AWARDS
                                                              -----------------------     ------------
                                                                                           SECURITIES
                                          FISCAL                         OTHER ANNUAL      UNDERLYING
NAME AND PRINCIPAL POSITION                YEAR     SALARY     BONUS     COMPENSATION      OPTIONS(#)
---------------------------               ------   --------   --------   ------------     ------------
Ronald Altbach..........................   2000    $350,000   $125,000           --        1,250,000(3)
Chairman of the Board of Directors         1999    $313,670         --                       150,000
and Chief Executive Officer(1) and (2)

Richard Kaufman.........................   2000    $222,000   $135,164     $192,098(5)       750,000(6)
President, Chief Operating Officer
and Director(4)

Polly Bauer(7)..........................   2000    $205,500         --           --               --
Executive Vice President -- Credit         1999    $ 58,333   $ 38,000     $ 10,000(8)       100,000(9)

Tim Ledwick(10).........................   2000    $210,000   $ 20,000           --          225,000(11)
Chief Financial Officer                    1999    $ 59,036                                   75,000

Dennis Gougion(12)......................   2000    $276,924   $355,323           --          150,000
Executive Vice President and
Chief Operating Officer of Media
Outsourcing, Inc.

---------------
 (1) On January 28, 2000, Mr. Altbach was named Chairman of the Board of Directors and Chief Executive Officer.

 (2) By letter dated November 1, 1999, Rupert Galliers-Pratt resigned as Chief Executive Officer and Co-Chairman of the board of directors, effective January 28, 2000. Compensation for Mr. Galliers-

     Pratt's services as Chief Executive Officer was paid to Executive Management Services, also referred to as EMS, a company wholly owned by Mr. Galliers-Pratt, pursuant to a consulting agreement among EMS, Mr. Galliers-Pratt and Cross Media. Mr. Galliers-Pratt received salary payments of $287,500 in 1999 and $29,167 in 2000, the latter of which represents payments made through January 28, 2000. Mr. Galliers-Pratt also received $209,166 in 2000 pursuant to a settlement agreement among Cross Media, EMS and Mr. Galliers-Pratt. Under this agreement, Mr. Galliers-Pratt will receive an additional $70,000 in 2001. Mr. Galliers-Pratt also received options to purchase 200,000 shares of common stock in 1999 and options to purchase 125,000 shares of common stock in 2000.

 (3) Includes 1,041,667 options to purchase common stock that were not vested as of December 31, 2000.

 (4) Pursuant to an employment agreement between Mr. Kaufman and Cross Media, dated May 1, 2000, as amended, Mr. Kaufman was entitled to base annual compensation at a rate of $300,000 for 2000, plus non-discretionary bonus payments totaling $50,000. The amounts shown for Mr. Kaufman in this summary compensation table represent salary and bonus payments made to Mr. Kaufman for services rendered from May 1, 2000, the date on which Mr. Kaufman commenced employment as President and Chief Operating Officer of Cross Media, through December 31, 2000. Mr. Kaufman also received a non-discretionary bonus of $50,000 on August 15, 2000.

 (5) Prior to entering into full time employment with Cross Media, Mr. Kaufman owned a consulting firm, which received payments of $181,000 from Cross Media in 2000.

 (6) Includes 630,000 options to purchase common stock that were not vested as of December 31, 2000.

 (7) Pursuant to an employment agreement between Ms. Bauer and Cross Media, dated as of August 20, 1999, Ms. Bauer was entitled to a base annual compensation at a rate of $200,000 per annum for the period from January 1, 2000 to September 30, 2000 and a base annual compensation rate of $210,000 per annum from October 1, 2000 through December 31, 2000. The amounts shown for Ms. Bauer for 1999 in this summary compensation table represent salary and bonus payments made to Ms. Bauer for services rendered under the agreement from August 20, 1999 (the effective date of the agreement) through December 31, 1999. Ms. Bauer also received a non-discretionary bonus of $38,000 on December 31, 1999. Ms. Bauer resigned from Cross Media, effective December 31, 2000.

 (8) Prior to entering into full time employment with Cross Media, Ms. Bauer served as a Company consultant during the 1999 fiscal year and was paid $10,000 in consideration of those services.

 (9) Includes 50,000 options to purchase common stock that were not vested as of December 31, 2000.

(10) The amounts shown for Mr. Ledwick in this summary compensation table for 1999 represent salary and bonus payments made to Mr. Ledwick for services rendered from September 21, 1999 (the date Mr. Ledwick commenced his employment with Cross Media) through December 31, 1999. Mr. Ledwick resigned from Cross Media, effective April 27, 2001.

(11) Includes 181,250 options to purchase common stock that were not vested as of December 31, 2000.

(12) Pursuant to an employment agreement between Mr. Gougion and Media Outsourcing, Inc., dated January 28, 2000, Mr. Gougion was entitled to a base annual compensation at a rate of $300,000 per annum for 2000, plus an annual non-discretionary bonus, based on Media Outsourcing, Inc.'s earnings before interest, taxes, depreciation and amortization, of up to $200,000. The agreement also provides for non-discretionary monthly bonuses based upon actual magazine bonus dollars received by Media Outsourcing, Inc. from publishers each month, less associated costs. The amounts shown for Mr. Gougion in this summary compensation table represent salary and bonus payments made to Mr. Gougion for services rendered under the agreement from January 28, 2000 (the effective date of the agreement) through December 31, 2000.

     OPTIONS

     The following table contains information concerning the grant of stock options under Cross Media's 1998 Stock Option Plan to the officers named in the Summary Compensation Table above during the 2000 fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

INDIVIDUAL GRANTS

                                                                     % OF
                                                   NUMBER OF      UNDERLYING
                                                  SECURITIES       OPTIONS
                                                  UNDERLYING      GRANTED TO      EXERCISE
                                                    OPTIONS      EMPLOYEES IN      PRICE       EXPIRATION
NAME(1)                                          GRANTED(#)(2)   FISCAL YEAR    ($/SHARE)(3)      DATE
-------                                          -------------   ------------   ------------   ----------
Ronald Altbach.................................      250,000          6.5%         $2.00        3/23/05
Ronald Altbach.................................    1,000,000         25.8%         $2.00        9/15/05
Richard Kaufman................................      150,000          3.9%         $2.00        3/23/05
Richard Kaufman................................      600,000         15.5%         $2.00        9/15/05
Tim Ledwick....................................      225,000          5.8%         $2.00        9/15/05
Dennis Gougion.................................      150,000          3.9%         $2.00        9/15/05

---------------
(1) In connection with the termination, effective as of January 28, 2000, of the consulting agreement among Cross Media, Executive Management Services and Rupert Galliers-Pratt, Cross Media granted Executive Management Services options to purchase 125,000 shares of common stock at an exercise price of $2.50 per share, with an expiration date of August 3, 2005. By letter dated November 1, 1999, Mr. Galliers-Pratt resigned as Chief Executive Officer and Co-Chairman of the Board of Directors, effective January 28, 2000. In addition, Mr. Ledwick resigned as Chief Financial Officer effective April 27, 2001.

(2) Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with Cross Media. Each option provides for adjustments to the exercise price and corresponding proportional adjustments in the number of shares purchasable upon exercise in the event of any stock splits, reverse stock splits and the payment of dividends on the common stock of Cross Media. In the event of any capital reorganization, any reclassification of the common stock of Cross Media, or the consolidation or merger of Cross Media, each referred to as a reorganization, in which Cross Media is the continuing corporation, the option holder is entitled, upon exercise of the options, to purchase the number and kind of shares, interests or other property that the option holder would have been entitled to receive had the option holder exercised the options immediately prior to any reorganization. In the event of a dissolution or liquidation of Cross Media, or any reorganization in which Cross Media is not the continuing corporation, each option terminates; provided, however, that in the event of a reorganization in which Cross Media is not the continuing corporation, the continuing corporation may, but is not obligated to, tender to any optionee options to purchase shares of the continuing corporation and if the continuing corporation does not so tender options to purchase shares of the continuing corporation, all options granted become immediately exercisable notwithstanding any installment provision provided for under any option grant.

(3) The exercise price may be paid in cash or, in the sole discretion of the board of directors:

     - by delivery of other shares of Cross Media common stock (valued at fair market value on the exercise date);

     - through cashless exercise (by reducing the number of shares otherwise purchasable upon exercise);

     - through use of a note payable to the order of Cross Media in the amount of the purchase price due upon exercise, or through any other deferred payment arrangement approval by the board of directors; or

     - by use of any other legal consideration.

     OPTION EXERCISE AND HOLDINGS

     The following table provides information with respect to the officers named in the Summary Compensation Table above concerning the exercisability of options during fiscal year 2000 and unexercisable options held as of the end of fiscal year 2000.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                                     VALUE OF EXERCISED
                                                                                  IN-THE-MONEY OPTIONS AT
                                               NO. OF SECURITIES UNDERLYING    FISCAL YEAR-END (MARKET PRICE
                        SHARES                     UNEXERCISED OPTIONS          OF SHARES AT FISCAL YEAR-END
                       ACQUIRED     VALUE         AT FISCAL YEAR-END(#)          LESS EXERCISE PRICE($)(1)
                          ON       REALIZED    ----------------------------    ------------------------------
NAME(1)                EXERCISE      (2)       EXERCISABLE    UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
-------                --------    --------    -----------    -------------    -----------      -------------
Ronald Altbach.......    --          --          508,333        1,041,667       $617,708          $651,042
Richard Kaufman......    --          --          220,000          630,000       $177,500          $403,750
Polly Bauer..........    --          --           50,000               --             --                --
Tim Ledwick..........    --          --           43,750          256,250       $ 11,719          $128,906
Dennis Gougion.......    --          --          150,000               --       $ 93,750                --

---------------
(1) In connection with the termination, effective as of January 28, 2000, of the consulting agreement among Cross Media, Executive Management Services, referred to as EMS, and Rupert Galliers-Pratt, Cross Media granted EMS options to purchase 125,000 shares of common stock at an exercise price of $2.50 per share, with an expiration date of August 3, 2005. As of December 31, 2000, EMS held options to purchase an aggregate of 325,000 shares of Cross Media common stock, all of which were exercisable. The value of the unexercised options, as of December 31, 2000, was $340,625. By letter dated November 1, 1999 Mr. Galliers-Pratt resigned as Chief Executive Officer and Co-Chairman of the board of directors, effective January 28, 2000. Ms. Bauer resigned as Executive Vice President effective December 31, 2000. Mr. Ledwick resigned as Chief Financial Officer effective April 27, 2001.

(2) Based on the fair market value of Cross Media common stock on December 31, 2000 of $2.625 per share, the closing sales price per share on that date on the American Stock Exchange.

     EMPLOYMENT AND CONSULTING CONTRACTS

     In January 1999, Cross Media entered into an employment agreement with Ronald Altbach. Under Mr. Altbach's 1999 employment agreement, Cross Media paid Mr. Altbach $112,500, in consideration of services rendered as Chief Operating Officer through June 30, 1999, and $175,000 in consideration of services rendered as Chief Operating Officer from July 1 through December 31, 1999. During each of the fiscal years ended December 31, 1999 and December 31, 2000, Cross Media also paid Mr. Altbach a $2,000 monthly car allowance. In April 2001, Cross Media entered into a new employment agreement with Mr. Altbach, effective May 1, 2001. Under Mr. Altbach's 2001 employment agreement, Mr. Altbach will be entitled to a minimum annual base salary of $425,000 plus non-discretionary quarterly bonuses, ranging from a minimum of $25,000 to a maximum of $75,000, based, for fiscal year 2001, upon Cross Media's earnings before interest, taxes, depreciation and amortization, results for the last three fiscal quarters of the fiscal year and, for subsequent fiscal years, upon Cross Media achieving quarterly performance goals set by the board of directors. Mr. Altbach will also be entitled to an annual bonus of $50,000 for 2001 if Cross Media's consolidated revenues are at least $100 million and an annual bonus for 2002 and 2003, in amounts determined by the board of directors, based upon performance goals established by the board of directors. Mr. Altbach receives a maximum monthly car allowance of $2,000, which amount will increase by five percent on each May 1 subsequent to the effective date of the new Altbach employment agreement. The term of Mr. Altbach's 2001 employment agreement continues through December 31, 2003. However, Cross Media may terminate Mr. Altbach's employment at any time, with or without cause, provided that any termination without cause requires Cross Media to continue to pay Mr. Altbach his base salary, benefits and guaranteed bonuses through the end of the term and results in acceleration of vesting of all unvested options granted to him. If Mr. Altbach's employment is terminated by Cross Media following a change in control of Cross Media, he is entitled to his base salary and bonus pro-rated through the date of termination, a $200,000 severance payment and immediate vesting of all unvested options. Mr. Altbach is also entitled to a $425,000 severance payment if Cross Media fails to extend the term of Mr. Altbach's employment beyond December 31, 2003.

     In May 2000, Cross Media entered into an employment agreement with Richard Kaufman, which agreement was amended, effective May 1, 2001. Under Mr. Kaufman's employment agreement, Mr. Kaufman is entitled to a minimum annual base salary of $330,000 plus non-discretionary quarterly bonuses, ranging from a minimum of $25,000 to a maximum of $75,000, based, for fiscal year 2001, upon Cross Media's earnings before interest, taxes, depreciation and amortization results for the last three fiscal quarters of the fiscal year and, for subsequent fiscal years, upon Cross Media achieving quarterly performance goals set by the board of directors. Mr. Kaufman will also be entitled to an annual bonus of $50,000 for 2001 if Cross Media's consolidated revenues are at least $100 million and an annual bonus for 2002 and 2003, in amounts determined by the board of directors, based upon performance goals established by the board of directors. Mr. Kaufman receives a maximum monthly car allowance of $1,500, which amount will increase by five percent on each May 1 subsequent to the effective date of the employment agreement. The term of Mr. Kaufman's employment agreement continues through December 31, 2003. However, Cross Media may terminate Mr. Kaufman's employment at any time, with or without cause, provided that any termination without cause requires Cross Media to continue to pay Mr. Kaufman his base salary, benefits and guaranteed bonuses through the end of the term and results in acceleration of vesting of all unvested options granted to him. If Mr. Kaufman's employment is terminated by Cross Media following a change in control of Cross Media, he is entitled to his base salary and bonus pro-rated through the date of termination, a $200,000 severance payment and acceleration of vesting of all unvested options. Mr. Kaufman is also entitled to a $330,000 severance payment if Cross Media fails to extend the term of Mr. Kaufman's employment beyond December 31, 2003.

     In January 2000, Media Outsourcing, Inc. entered into an employment agreement with Dennis Gougion. Pursuant to Mr. Gougion's employment agreement, Mr. Gougion is entitled to base annual compensation at a rate of $300,000. Mr. Gougion's employment agreement also provides for an annual non-discretionary bonus, based on Media Outsourcing, Inc.'s earnings before interest, taxes, depreciation and amortization for each year, of up to $200,000. Mr. Gougion's employment agreement also provides for non-discretionary monthly bonuses based upon actual magazine bonus dollars received by Media Outsourcing, Inc. from publishers each month, less associated costs. Mr. Gougion is entitled to a one-time bonus of $25,000 payable within 90 days following the first calendar year in which the actual magazine bonus dollars received by Media Outsourcing, Inc. from publishers under a particular bonus program exceed $500,000. Media Outsourcing, Inc. provides Mr. Gougion with the use of a luxury automobile. The term of Mr. Gougion's employment agreement continues through December 31, 2002. However, Media Outsourcing, Inc. may terminate Mr. Gougion's employment at any time, with or without cause, provided that any termination without cause requires Media Outsourcing, Inc. to continue to pay Mr. Gougion his then effective base salary and other benefits until the earlier of (a) one year from the date of termination and (b) December 31, 2002, and Cross Media is required to transfer title to Mr. Gougion to the automobile then provided for him and to pay him an amount equal to 40% of the then fair market value of the automobile, as a termination bonus. If Media Outsourcing, Inc. terminates Mr. Gougion's employment with or without cause, Mr. Gougion would also be entitled to receive a pro rata portion of his annual bonus based on Media Outsourcing, Inc.'s earnings before interest, taxation, depreciation or amortization for the year in which termination occurs.

     On May 7, 2001, Cross Media entered into an employment agreement with Chet Borgida. Under Mr. Borgida's employment agreement, Mr. Borgida is entitled to a minimum annual base salary of $280,000 for fiscal year 2001 and $300,000 for fiscal years 2002 and 2003. Mr. Borgida is entitled to receive quarterly bonuses of a minimum of $18,750 and a maximum of $43,750. The actual amounts of the quarterly bonus will be based upon Cross Media's earnings before interest, taxes, depreciation and amortization results for the last two fiscal quarters of 2001 and upon Cross Media's achieving applicable quarterly performance goals set by the board of directors for the years 2002 and 2003. Mr. Borgida is also entitled to receive an annual bonus of a minimum of $12,500 for the fiscal year 2001, to be increased to $25,000 if Cross Media's revenues for the fiscal year are at least $100 million, and an annual bonus of up to $50,000 for fiscal years 2002 and 2003 based upon achieving annual performance goals set by its board of directors. Upon commencement of employment, Mr. Borgida received a $37,500 bonus and was granted options to purchase 400,000 shares of Cross Media common stock. Mr. Borgida receives a maximum monthly car allowance of $1,500 per month. The term of Mr. Borgida's employment agreement continues through December 31, 2003. However, Cross Media may terminate Mr. Borgida's employment at any time, with or without cause, as defined in Mr. Borgida's employment agreement. If Cross Media terminates Mr. Borgida's employment for any reason other than for cause, or if Mr. Borgida terminates his employment for good reason, Cross Media must pay Mr. Borgida his base salary, benefits and guaranteed bonuses throughout the remainder of the term and all of Mr. Borgida's unvested options will immediately vest and become exercisable. Additionally, if Mr. Borgida terminates his employment following a change of control, as defined in Mr. Borgida's employment agreement, Cross Media will pay to Mr. Borgida $200,000 and all of Mr. Borgida's unvested options will immediately vest and become exercisable. Mr. Borgida is also entitled to a $325,000 payment if Cross Media fails to extend the term of his employment beyond December 31, 2003.

     Cross Media entered into an employment agreement with Andrew Nelson, effective November 2, 2000. Under Mr. Nelson's employment agreement, Mr. Nelson is entitled to a minimum annual base salary of $225,000 for fiscal year 2001 and $250,000 for fiscal year 2002. Mr. Nelson is also entitled to receive an annual performance bonus, payable in quarterly installments, of not less than $100,000 and not more than his base salary for the fiscal year, based upon Mr. Nelson's performance during each year, as measured by mutually established goals and criteria. Mr. Nelson received a $50,000 bonus upon signing the agreement and was granted options to purchase 125,000 shares of Cross Media common stock under Cross Media's employee stock option plan. In addition, Mr. Nelson is entitled to additional bonuses if Cross Media enters into an agreement with Hot Socket or E-Revenue Partners and will be granted additional options to purchase 75,000 shares of Cross Media common stock under Cross Media's employee stock option if an agreement is executed. Cross Media entered into an agreement with Hot Socket and Mr. Nelson received these options and is entitled to receive additional quarterly bonuses based on performance of Cross Media's on-line club membership program for two years beginning September 30, 2001. The term of Mr. Nelson's employment agreement continues through November 1, 2002. However, Cross Media may terminate Mr. Nelson's employment at any time, with or without cause, as defined in Mr. Nelson's employment agreement. If Cross Media terminates Mr. Nelson's employment for any reason other than for cause, Cross Media must pay Mr. Nelson his base salary, benefits and guaranteed bonuses throughout the earlier of six months from the date of termination and November 1, 2002.

     Cross Media entered into an employment agreement with Dan Berman, effective July 16, 2001. Under Mr. Berman's employment agreement, Mr. Berman is entitled to a minimum annual base salary of $225,000 for fiscal year 2001 and $250,000 for fiscal years 2002, 2003 and 2004. Mr. Berman is entitled to receive quarterly bonuses of a minimum of $6,250 and a maximum of $25,000 during 2001 and during 2002 through June 30, 2004. The actual amounts of the quarterly bonus will be based upon Cross Media's earnings before interest, taxes, depreciation and amortization results for the last two fiscal quarters of 2001 and based upon Cross Media achieving applicable quarterly performance goals set by the board of directors for the years 2002, 2003 and 2004. Mr. Berman is also entitled to receive an annual bonus of $12,500 if Cross Media's revenues for the fiscal year ending December 31, 2001 are at least $100 million, and annual bonuses of up to $25,000 for fiscal years 2002, 2003 and 2004 based upon Cross Media achieving annual performance goals set by the board of directors. Mr. Berman was granted options to purchase 200,000 shares of Cross Media common stock under Cross Media's employee stock option plan. The term of Mr. Berman's employment agreement continues through June 30, 2004. However, Cross Media may terminate Mr. Berman's employment at any time, with or without cause, as defined in Mr. Berman's employment agreement. If Cross Media terminates Mr. Berman's employment for any reason other than for cause or if Mr. Berman terminates his employment for good reason, Cross Media must pay Mr. Berman his base salary, benefits and guaranteed bonuses throughout the remainder of the term and all of Mr. Berman's invested options will immediately vest and become exercisable. Additionally, if Mr. Berman terminates his employment following a change of control, as defined in the Berman agreement, Cross Media shall pay to Mr. Berman $200,000 and all of Mr. Berman's invested options will immediately vest and become exercisable. Mr. Berman is also entitled to a $125,000 payment if Cross Media fails to extend the term of Mr. Berman's employment beyond June 30, 2004.

                     PRINCIPAL STOCKHOLDERS OF CROSS MEDIA

     The following table sets forth as of August 1, 2001 information relating to the ownership of Cross Media common stock by

     - each person known by Cross Media to be the beneficial owner of more than 5% of the outstanding shares of the common stock;

     - each of Cross Media's directors;

     - each executive officer named in the Summary Compensation Table which are currently executive officers of Cross Media; and

     - all of Cross Media's executive officers and directors as a group.

NAME AND ADDRESS OF                                           AMOUNT AND NATURE OF    PERCENT OF
BENEFICIAL OWNER(1)                                           BENEFICIAL OWNERSHIP      CLASS
-------------------                                           --------------------    ----------
Richard Prochnow............................................        2,900,000(3)          7.9%
  2550 Heritage Court, Suite 106
  Atlanta, Georgia 30339
Michael Lauer...............................................       19,958,070(4)         49.2%
  475 Steamboat Road
  Greenwich, Connecticut 06830
Capital Research Ltd. ......................................        2,985,473(5)          7.9%
  111 Veteran Square
  Media, Pennsylvania 19063
Ronald Altbach..............................................        1,927,832(6)          5.1%
Lancer Offshore Inc. .......................................       17,958,070(7)         45.4%
  Kaya Flamboyan 9
  Curacao, Netherlands Antilles
The Shaar Fund, Ltd. .......................................        4,014,205(8)          9.9%
Richard Cohen...............................................          251,000(9)            *
Richard Kaufman.............................................          411,250(10)         1.1%
Ken Lambert.................................................          213,291(11)           *
Bruce Dorskind..............................................          150,000(12)           *
All officers and directors as a group (9 persons)...........        3,074,729             7.8%

---------------
  *  Less than 1%.

 (1) Unless otherwise indicated, the address of each beneficial owner is in the care of Cross Media, 461 Fifth Avenue, 19th Floor, New York, NY 10017.

 (2) Unless otherwise indicated and subject to applicable community property laws, Cross Media believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that may be acquired by that person within 60 days of August 1, 2001 upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by that person (but not held by any other person) and which are exercisable or convertible within 60 days of August 1, 2001 have been exercised or converted. Percent of Class (third column above) is based on 36,533,328 shares of Cross Media common stock outstanding as of August 1, 2001 (including 337,552 shares of Cross Media common stock that Cross Media was legally committed to issue as of that date but which had not yet been processed by Cross Media's transfer agent), as adjusted to give effect to the assumptions regarding conversion and exercise in the previous sentence.

 (3) Includes 1,000,000 shares owned by RLP Holdings, L.P., of which Mr. Prochnow may be deemed a beneficial owner by virtue of his 93% ownership interest therein and his status as president of the 1% general partner thereof.

 (4) Includes shares owned by Lancer Offshore (see note 7) and 1,000,000 shares owned, and 1,000,000 shares issuable upon the exercise of warrants owned, by Lancer Partners, of which Mr. Lauer may be deemed a beneficial owner by virtue of his status as investment manager of Lancer Offshore and general partner of Lancer Partners.

 (5) Includes 1,067,334 shares of common stock issuable upon exercise of warrants.

 (6) Includes 475,000 shares of common stock owned by his wife and 920,832 shares of common stock issuable upon exercise of stock options. Does not include 1,079,168 shares issuable upon exercise of stock options, which vest more than 60 days from August 1, 2001.

 (7) Includes 3,000,000 shares of common stock issuable upon exercise of warrants.

 (8) Includes 375,000 shares of common stock issuable upon exercise of warrants. Includes 3,639,205 shares issuable upon conversion of Series A preferred stock. Shaar is prohibited from converting shares of Series A preferred stock, if, following conversion, it would own in excess of 9.9% of Cross Media's outstanding common stock. There are additional shares of Series A preferred stock held by Shaar that are convertible into 500,000 additional shares of Cross Media common stock which are not included in Shaar's beneficial ownership of Cross Media common stock.

 (9) Includes 251,000 shares of common stock issuable upon exercise of stock options and warrants that are exercisable within 60 days. Does not include 20,000 shares of common stock issuable upon the exercise of stock options which vest more than 60 days from August, 2001.

(10) Includes 411,250 shares of common stock issuable upon exercise of stock options and warrants that are exercisable within 60 days. Does not include 743,750 shares of common stock issuable upon the exercise of stock options which vest more than 60 days from August 1, 2001.

(11) Includes 150,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of August 1, 2001.

(12) Includes 150,000 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of August 1, 2001.

                      CERTAIN TRANSACTIONS OF CROSS MEDIA

     During 2000, Cross Media paid Capital Research Ltd., a beneficial owner of more than 5% of Cross Media common stock, approximately $128,000 in cash and issued warrants to purchase 150,000 shares of common stock with a fair value of approximately $116,000 for consulting services. Cross Media also paid Capital Research approximately $44,000 in cash, issued 5,455 shares of Series C convertible preferred stock, with a fair value of approximately $330,000, issued 1,039,672 shares of common stock, with a fair value of approximately $1.8 million, and issued warrants to purchase 417,334 shares of common stock with a fair value of approximately $1.1 million for services provided in connection with the initial issuance and subsequent agreements with the holders of Cross Media's Series A-1 and Series C convertible preferred stock.

     During 1999 and 2000, Cross Media paid a total of $85,000 and $181,000, respectively, to a consulting firm owned by Richard Kaufman, a Director of Cross Media, and, as of May 2000, Cross Media's President and Chief Operating Officer, for services rendered in connection with the financing relating to Cross Media's acquisition of substantially all the assets and certain liabilities of Direct Sales International. The 2000 payment consisted of a $125,000 success fee and warrants to purchase 30,000 shares of common stock with a fair value of approximately $56,000.

     During 2000, Cross Media paid approximately $575,000 to Richard Prochnow, the seller of Direct Sales International, and a beneficial owner of more than 5% of Cross Media common stock, for consulting fees and expenses, and paid approximately $200,000 in property lease payments to a partnership of which Mr. Prochnow is a partner.

     On January 28, 2000, Cross Media acquired substantially all of the assets and certain liabilities of Direct Sales International for approximately $27.6 million, including:

     - $25.0 million in cash paid to the seller;

     - an agreement to loan $1.5 million to AmeriNet, Inc., referred to as AmeriNet, a company in which Mr. Prochnow holds a majority interest; and

     - approximately $1.1 million in closing costs and fees.

     In connection with the acquisition of Direct Sales International, in June 1999, Cross Media issued 2,500,000 shares of common stock to Mr. Prochnow for a $2,500,000 principal amount promissory note bearing interest at a rate of 7.75% per annum payable on the earlier of December 31, 2000 and the closing date. On January 28, 2000, Cross Media and Mr. Prochnow agreed to extend the maturity date of the promissory note to January 14, 2003 (except that the promissory note is mandatorily prepayable out of one-third of the net proceeds of any sale of Mr. Prochnow's common stock) and to rescind the requirement to pay interest on outstanding amounts not yet due. Instead, the amended promissory note provides for interest at 10% per annum, commencing on the date of any payment default. Cross Media also granted Mr. Prochnow the right to sell up to 600,000 shares of common stock to Cross Media at $3.00 per share between January 15, 2001 and March 15, 2001, agreed to register 1,000,000 of the 2,500,000 shares by May 28, 2000 and released its lien on the 600,000 shares.

     In February 2000, Cross Media decided not to exercise an option it held to acquire 50.1% of the outstanding stock of AmeriNet, but as a prerequisite to consummating the acquisition of Direct Sales International agreed to provide a $1.5 million credit facility to AmeriNet in addition to a $500,000 loan made during 1999. Mr. Prochnow owns 50% of the common stock of AmeriNet. Due to the uncertainty of AmeriNet's ability to repay any of the loans, Cross Media treated its commitment to provide additional funding to AmeriNet as an increase in the purchase price of Direct Sales International. Under the original terms of the AmeriNet credit facility, referred to as the loan agreement, Cross Media was obligated:

     - to lend AmeriNet $100,000 per month for the 10 months from March through December 2000; and

     - on or before July 28, 2000, to purchase for $500,000 a $500,000 principal amount note, bearing interest at the rate of eight percent (8%) per annum, referred to as the RLP note, issued by AmeriNet to RLP Holdings L.P., referred to as RLP, an affiliate of Mr. Prochnow.

Cross Media loaned AmeriNet an aggregate of $300,000 under the loan agreement.

     As of November 1, 2000, RLP sold the RLP Note to Cross Media in consideration for the issuance by Cross Media to RLP of 1,000,000 shares of Cross Media common stock. Cross Media, Mr. Prochnow and AmeriNet also agreed to terminate Cross Media's obligation to make any further loans to AmeriNet under the loan agreement. Cross Media also agreed to:

     - file a registration statement with the SEC as soon as reasonably practicable covering the 2,500,000 shares owned by Mr. Prochnow and the 1,000,000 shares owned by RLP, subject to the agreement of Mr. Prochnow and RLP, for a period of one year from the effective date of the registration statement, not to sell any more shares, in the aggregate, than Mr. Prochnow would be entitled to sell during that period in compliance with Rule 144(e)(1) under the Securities Act of 1933, as amended; and

     - extend the exercise period of Mr. Prochnow's right to sell up to 600,000 shares of Cross Media at $3.00 per share from March 15, 2001 until the 180th day following the effective date of the registration statement.

     On January 28, 2000, in connection with the acquisition of the assets of Direct Sales International, Lancer Offshore, Inc., referred to as Lancer, purchased 1,900,000 shares of common stock, 20,000 shares of Cross Media's Series A convertible preferred stock, par value $0.001, referred to as the Series A-1 preferred stock, constituting all of the issued and outstanding Series A-1 preferred stock, and, as described below, 45,000 shares of its Series C convertible preferred stock, par value $0.001, referred to as the Series C convertible preferred stock, for aggregate consideration of $6,500,000.

     The Series A-1 preferred stock was initially redeemable at an aggregate redemption price of $100 per share, together with accrued dividends at a rate of 16% per annum. Since Series A-1 preferred stock remained outstanding subsequent to February 27, 2000, Cross Media was required to issue to Lancer and Capital Research, as the holders of the Series A-1 preferred stock, an aggregate of 16,125 shares of Cross Media common stock per day for each day that the Series A-1 preferred stock remained outstanding from February 28 through March 28, 2000 and 26,875 shares of Cross Media common stock per day for each day that the Series A-1 preferred stock remained outstanding after March 28, 2000. On March 21, 2000, Lancer and Capital Research agreed to extend the mandatory redemption date of the Series A-1 preferred stock from March 28 to April 12, 2000 in consideration of the issuance to them of an aggregate of 275,000 shares of Cross Media common stock.

     If the Series A-1 preferred stock were not redeemed by the mandatory redemption date, Cross Media would have been required to issue, monthly in advance, five-year warrants to purchase 215,000 shares of Cross Media common stock at an exercise price of $.10 per share, for each 30-day period the Series A-1 preferred stock remained outstanding from and after the mandatory redemption date and the conversion price at which the Series A-1 preferred stock were convertible into shares of Cross Media common stock would have decreased from $2.00 to $0.10.

     On March 27, 2000, Cross Media issued to Lancer and Capital Research, in full satisfaction of their rights as holders of the Series A-1 preferred stock:

     - an aggregate of 5,118,416 shares of Cross Media common stock, (of which Lancer received 4,556,666 shares and Capital Research received 561,750 shares);

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

     - warrants to purchase 1,158,667 shares of Cross Media common stock at an exercise price of $0.50 per share (of which Lancer received warrants to purchase 1,000,000 shares and Capital Research received warrants to purchase 158,667 shares); and

     - warrants to purchase 1,158,667 shares of Cross Media common stock at an exercise price of $1.00 per share (of which Lancer received warrants to purchase 1,000,000 shares and Capital Research received warrants to purchase 158,667 shares).

     On January 28, 2000, also in connection with the acquisition of Direct Sales International, Cross Media issued 52,892 Series C convertible preferred stock and 1,763,067 shares of Cross Media common stock resulting in net proceeds to Cross Media totaling approximately $5.0 million. Lancer purchased 45,000 of the Series C convertible preferred stock and 1,500,000 shares of Cross Media common stock for an aggregate purchase price of $4.5 million. In connection with this purchase, Cross Media also reduced the exercise price of 2,000,000 warrants previously issued to Lancer and an affiliate of Lauer from $3.50 per share to $1.00 per share. On June 14, 2000, Cross Media issued and sold an additional 7,500 shares of Series C convertible preferred stock, par value $.001, and 250,000 shares of Cross Media common stock to Lancer for an aggregate purchase price of $750,000. In connection with this issuance and sale, Cross Media agreed to reduce the exercise price of warrants to purchase 2,000,000 shares of Cross Media common stock held by Lancer and an affiliate from $1.00 to $0.50 per share.

     Cross Media and the holders of the Series C convertible preferred stock, including Lancer and Capital Research, Ltd., referred to as Capital Research, entered into agreements in April, July and December 2000 and January 2001 pursuant to which the holders of the Series C convertible preferred stock agreed to waive certain defaults and other rights granted to them in the certificate of designations covering the Series C convertible preferred stock. These holders received consideration for the waivers, in the form of shares of common stock, warrants and other rights, ratably in accordance with the respective pro rata ownership interests in the Series C Shares.

     Pursuant to an agreement among Cross Media and the holders of the Series C convertible preferred stock, on February 15, 2001, Cross Media redeemed an aggregate of 22,992 Series C convertible preferred stock, 16,665 of which were owned by Lancer and 5,454.5 were owned by Capital Research, for an aggregate redemption price of $2,299,200 plus accrued and unpaid dividends through the redemption date of $122,300, of which Lancer received a total of $1,738,417.81 and Capital Research received a total of $230,739.68; the holders converted all of the remaining Series C convertible preferred stock into 3,946,250 shares of Cross Media common stock, of which Lancer received 3,583,500 shares and Capital Research received 362,750 shares; and, in consideration of the agreement of the holders to convert the Series C convertible preferred stock, which would otherwise have been mandatorily redeemable by Cross Media in full on February 15, 2001, Cross Media issued to the holders, pro rata in accordance with the number of Series C convertible preferred stock converted by each of them, an aggregate of 666,400 additional shares of Cross Media common stock, of which Lancer received 605,500 shares and Capital Research received 60,900 shares.

     Cross Media believes, based on its review of its stock ledger and information provided to it by its transfer agent, that, as of March 1999, when it made its initial acquisition of securities of Cross Media, Lancer beneficially owned approximately 16.5% of Cross Media common stock and Michael Lauer, in his capacity as a general partner of Lancer Partners, which also acquired beneficial ownership of approximately 16.5% of Cross Media common stock in March 1999, and investment manager of Lancer indirectly beneficially owned approximately 33% of Cross Media common stock. As of July 31, 2001, Lancer beneficially owned approximately 49% of Cross Media common stock and Mr. Lauer indirectly beneficially owned approximately 55% of Cross Media common stock.

     In June and August 2000, Cross Media issued and sold an aggregate of 50,625 shares of Series A convertible preferred stock to The Shaar Fund, Ltd., or Shaar. The Series A preferred stock is referred to as the Series A convertible preferred stock or Series A Shares, and is a different series from the Series A mandatorily redeemable preferred stock referred to as the Series A-1 preferred stock. The face amount of the Series A preferred stock is $100 per share or a total of $5,062,500 for all of the outstanding Series A

Shares. Cross Media also issued to Shaar five-year warrants to purchase 375,000 shares of common stock at an initial exercise price of $1.485, subject to certain anti-dilution and similar adjustments.

     Initially, Cross Media had the right, to redeem all, but not less than all, of the outstanding Series A Shares at a redemption price of 100% of face value plus any accrued and unpaid dividends, provided that the average of the closing ask prices of the common stock of Cross Media for the 20 trading days preceding the notice of redemption were less than $5.00 per share. Cross media has agreed with Shaar that it will not exercise its right of redemption, except as described below.

     The conversion price is currently equal to the lower of $1.9250 and 91% of the average of the three lowest, non-consecutive closing bid prices for the common stock of Cross Media during the 10 trading days preceding the date of Shaar's notice to Cross Media of the conversion, with a minimum conversion price of $1.50.

     The conversion price of the Series A Shares, and the exercise price of the related warrants, were subject to downward adjustment to equal the lowest price at which shares of Cross Media common stock or securities convertible into, or exchangeable or exercisable for, shares of Cross Media common stock, are issued while the Series A Shares remain outstanding, subject to specified exceptions.

     By letter agreement dated December 28, 2000, Shaar agreed not to convert the Series A Shares prior to June 9, 2001 if, on the date of the proposed conversion, the then-current market price of Cross Media common stock is less than $1.50 per share and Cross Media agreed not to redeem the Series A Shares.

     On July 18, 2001, Cross Media entered into agreements with Shaar which provide that the following will occur, simultaneously with and conditioned upon the consummation of the merger:

     - Cross Media will redeem 25,312.5 Series A Shares for a cash payment of $2,531,250, or $100 per share, provided that Shaar may elect to convert these shares into shares of Cross Media common stock at a conversion price of $1.48 per share, in which event Shaar would receive 1,710,304 shares of Cross Media common stock; and Shaar will convert the remaining 25,312.2 Series A Shares, at a conversion price of $1.48 per share, into 1,710,304 shares of common stock.

     - In consideration of Shaar's agreement to convert at least half of the Series A Shares into Cross Media common stock, Cross Media, will pay Shaar $968,750. Shaar may elect to receive this payment:

        - wholly in cash;

        - in cash and Cross Media common stock, based on a $1.48 price per share; or

        - wholly in Cross Media common stock.

     - All accrued and unpaid dividends on the Series A Shares that are converted and redeemed will be paid through the issuance of additional shares of Cross Media common stock, based upon the $1.48 per share conversion price.

     - The warrants to purchase 375,000 shares of Cross Media common stock issued to Shaar in connection with its purchase of the Series A Shares will be amended to replace the existing anti-dilution provisions with standard broad-based weighted average anti-dilution provisions. Cross Media will issue to Shaar additional 5-year warrants to purchase 250,000 shares of its common stock with an exercise price of $1.9845. These warrants will have the same anti-dilution provisions as the amended warrants referred to above.

     These agreements with Shaar also provide that, if the merger agreement is terminated or the merger is not completed by June 18, 2002, Shaar must elect to do one of the following:

     - Exchange the Series A Shares for a new series of convertible preferred stock with a conversion price fixed at $1.48 per share, subject to broad-based weighted average anti-dilution protection. Cross Media would be required to redeem these shares at their stated value, $100 per share, plus accrued and unpaid dividends on June 9, 2004, but would have no right to redeem the shares at any time prior to June 9, 2004. The new series would contain substantially the same provisions with respect to dividends, voting rights, protective provisions, liquidation preference and seniority as the existing Series A Shares. If Shaar elects this alternative, Shaar's existing warrants to purchase 375,000 shares of Cross Media common stock will be amended to provide for standard broad-based weighted average anti-dilution provisions, but Cross Media will not issue additional warrants to the holder; or

     - Exchange the Series A Shares for a new series of convertible preferred stock with the same terms and provisions as the existing Series A Shares, except that, during the period beginning on the date of the exchange through the earlier of the six month anniversary of the date of the exchange and June 9, 2002, the minimum conversion price for the shares in the new series will be $1.50 per share, and Cross Media will not be permitted to redeem the shares in the new series.

     Cross Media's agreements with Shaar also provide that during the period from July 18, 2001 through the earlier of the closing of the merger and the exchange of new Series A Shares for a new series of preferred stock described above but in any event no later than July 18, 2002, the minimum conversion price for the Series A Shares will be $1.50, unless an anti-dilution adjustment reduces the conversion price to less than $1.50, in which event the $1.50 minimum would no longer apply, and Cross Media will not be permitted to redeem the Series A Shares.

     Media Outsourcing, a subsidiary of Cross Media, entered into a five-year services agreement with TBC Telemarketing Inc., effective July 1, 2001 under which TBC is providing two senior consultants to train, manage and supervise one or more telemarketing centers selected by Media Outsourcing. As compensation for its services, TBC receives a base monthly retainer of $35,000, subject to an increase of 50% of the base retainer for each additional consultant TBC provides at Media Outsourcing's request, and a mark-up of all call center fees. TBC is also eligible to receive monthly bonuses based on the number of qualified orders received by the call centers supervised by TBC. Media Outsourcing must pay TBC a termination fee of $200,000 if it terminates the services agreement, unless termination is for cause. Dan Berman, Senior Vice President -- Operations of Cross Media, is Chairman of the Board of TBC.

     Upon the commencement of Dan Berman's employment with Media Outsourcing, Media Outsourcing loaned TBC $200,000. Interest on the loan is payable monthly, at an annual rate of 7%. The loan will be repaid by applying 20% of any monthly bonus payments payable under the services agreement, beginning in the seventh month and, upon termination of the services agreement, any remaining principal and interest on the loan becomes due and payable.

                            BUSINESS OF LIFEMINDERS

BUSINESS OVERVIEW

     LifeMinders is an online direct marketing company that sends personalized email messages to a permission-based membership comprised of more than 20 million members. LifeMinders sends to its members personalized email messages, or newsletters, in lifestyle based interest categories, garnered from member information obtained during the registration process as well as from behavioral information through member interaction with its emails. LifeMinders' email messages contain helpful reminders and tips directed towards its members' interests and hobbies and personal events like birthdays and anniversaries.

     In May 2001, LifeMinders announced that it was scaling back its business operations while it evaluates strategic alternatives. During this period, LifeMinders has maintained selected email products.

     LifeMinders' emails enable its partners to reach its members through placements of targeted, direct marketing advertisements and content in its emails and through its registration program. In the advertising program, it places advertisements provided by LifeMinders' advertising partners in the individual email messages sent to members who may have an interest in the product or service being advertised. From each placement, members can link directly to LifeMinders' advertising partners' own Web sites or other designated areas.

     In its content program, LifeMinders places relevant information provided by its content partners in individual email messages sent to its members that have an interest in the subject matter. From each placement, members again can link directly to the content partners' own Web sites or other designated areas.

     The information LifeMinders has about its members and the precise targeting capabilities provide LifeMinders' partners the opportunity to effectively reach specific audiences. LifeMinders has attracted members to the following categories:

CATEGORY                                                            DESCRIPTION
--------                                                            -----------
LifeMinders Auto..........................  Maintenance notification, recall notices, driving tips and safety information specific to the make, model, year and
                                            mileage of members' vehicles.
LifeMinders Cash-N-Prizes.................  Sweepstakes offers, bargain products and free items targeted to members' interests.
LifeMinders Computers & Tech..............  Product reviews and additional information based on members' specific computers and areas of interest.
LifeMinders Family........................  Insights on family relationships, pregnancy and parenting including month-by-month or year-by-year development of
                                            children, from prenatal to teen.
LifeMinders Food..........................  Menu planning tips, dining out advice and recipes for the novice chef or grand gourmet.
LifeMinders Health & Fitness..............  Exercise and diet tips for all fitness levels to help members get in shape, lose weight or stay healthy.
LifeMinders Holidays......................  Reminders and tips for holidays throughout the year.
LifeMinders Home..........................  Advice tailored to type of dwelling, interests and region about members' homes, yards and gardens including fix-it
                                            projects, decorating ideas and gardening tips.
LifeMinders Member Rewards................  Special offers to LifeMinders members.
LifeMinders Member Update.................  Notifications about new products, feature upgrades and service improvements.

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

CATEGORY                                                            DESCRIPTION
--------                                                            -----------
LifeMinders for Men.......................  Content focused on interests of men, including tips and deals for men and sports.
LifeMinders Mind & Spirit.................  Horoscopes, quizzes and stories that relate to members'
                                            beliefs about spirituality.
LifeMinders Personal Events...............  Reminders for personal events, including birthdays and anniversaries.
LifeMinders Pet...........................  Health and training information for members' pets by type, breed, gender and age.
LifeMinders Shopping......................  Coupons, deals and shopping tips customized to match members' profiles including special buyers' guides and
                                            shopping secrets for members only.
LifeMinders Today.........................  Local weather, coupons and events, timely national and local news headlines, games, horoscopes, daily inspirations and jokes.
LifeMinders Travel........................  Getaways targeted to members' home regions and deals for their favorite destinations. Also, tips by travel style,
                                            such as business, student, family and retiree.
LifeMinders for Women.....................  Fashion, beauty, health ideas and trends for women of all ages.
LifeMinders Work & Money..................  Advice about personal finances, career choices, job opportunities, managing money and other work and
                                            finance-related topics.

     LifeMinders' email offerings are characterized by the following:

     Targeted, relevant content. LifeMinders' technology matches content and advertisements to individual member interests at a detailed level. Each piece of information and each advertising placement may be targeted to a separate variable in the database, providing a personalized experience for members and a rich environment for advertisers.

     Enhanced user efficiency. LifeMinders' personalized, content-rich emails on specific interests enable members to efficiently access information on the web. LifeMinders delivers each message in a brief, user-friendly email format, either text or HTML, that it determines is most appropriate for each member's mail client. The targeted messages contain embedded links that go directly to full-text articles and helpful information on the internet. These links supplement the content within the messages and provide easily accessible information to our members.

     Member trust and confidence. LifeMinders is certified by TRUSTe, a leading, independent, non-profit organization whose mission is to build Internet users' trust and confidence in the Internet by promoting the principles of disclosure and informed consent. As a result, members are able to exercise a significant amount of control over their experiences. LifeMinders' service also allows members to modify their profiles or subscription information or unsubscribe at any time by clicking through a link in the email messages or by accessing their account information on LifeMinders' website.

     Detailed reporting and data mining technology. LifeMinders' capabilities include sophisticated data mining techniques and timely reporting technology to evaluate the results of advertising partners' marketing campaigns. This information can be easily accessed in a timely reporting environment, allowing LifeMinders to quickly adjust its programs to improve the member experience or advertiser performance.

OUTSOURCING UNIT

     LifeMinders' outsourcing unit, launched in late 2000, enabled other companies to deliver targeted marketing messages to their own customers via email, thereby creating opportunities to enhance communication with their customers, increase revenue opportunities and heighten loyalty for their brands. The outsourcing unit ceased its operations subsequent to June 30, 2001 in connection with the scaling back of LifeMinders' business operations.

SALES AND MARKETING

     LifeMinders historically utilized online and offline media for member acquisition. These marketing efforts consisted primarily of advertising campaigns and strategic partnerships with a variety of Web sites including large portals, networks, affiliate sites and smaller vertical sites. LifeMinders sold its advertising inventory and outsourcing services through a direct sales organization dedicated to developing and maintaining close relationships with advertisers and advertising agencies nationwide. LifeMinders substantially reduced its member acquisition efforts and sales of advertising inventory and outsourcing services in May 2001 in connection with the scaling back of its business operations.

RESEARCH AND DEVELOPMENT

     In the year ended December 31, 2000, LifeMinders spent approximately $7.8 million on research and development efforts on new or improved technologies designed to enhance the performance of its services. Research and development costs included the salaries, stock-based compensation and related expenses for the engineering department, as well as costs for contracted services and co-location facilities and depreciation on equipment. LifeMinders substantially reduced its research and development efforts in May 2001 in connection with the scaling back of its business operations.

TECHNOLOGY AND INFRASTRUCTURE

     LifeMinders' consumer product offerings are supported by three core technology components:

     - Email creation and management software;

     - Member targeting and behavior tracking system; and

     - Data warehouse.

EMAIL CREATION AND MANAGEMENT SOFTWARE

     LifeMinders' email creation and management software has four components: content entry, targeting, personalization and formatting. The content entry component allows an editorial staff to input, revise and test email content items. The content entry software is a web-based application. The targeting component allows email content items to be sent to members based on explicit data that members have provided, including important dates and special interests as well as implicit data based on demographic and psychographic groups defined by the editorial staff. The personalization component allows the editorial staff to enhance content by personalizing it for each individual member.

     The formatting component allows the editorial staff to compose each email content item in a single, rich text format, which will automatically adjust to one of three formats in order to provide optimum presentation of the content. Members with HTML email, supported by most current email services and email clients, will receive a quality presentation of content because it includes images as well as text. Members using America Online or plain text email receive a version of content that is more textual in presentation, but is designed to be attractive and easy to read.

MEMBER TARGETING AND BEHAVIOR TRACKING SYSTEM

     This system allows category managers to improve and adjust email content over time to reflect the needs and interests of LifeMinders' members. Category managers can personalize the subject lines, content titles and physical displays of email messages.

     LifeMinders content targeting and behavior tracking system uses standard Internet data transmission protocols, combined with proprietary application software, to measure a wide range of possible member
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behaviors in emails. These behaviors may include: opening an HTML email message, clicking through to content links or clicking through to advertisements and online coupons. This system has been built to be scalable, to allow new categories to be brought online without additional programming. In addition, this system is based on member profile data that allows categories and subcategories to be changed to reflect member preferences and lifestyles.

     Tracking individual member activity in emails allows LifeMinders' category managers to measure the effectiveness and interest level of members in the editorial content. At the same time, the tracking systems support the measurement of the effectiveness and efficiency of advertising and promotional campaigns on behalf of LifeMinders' advertising partners.

DATA WAREHOUSE

     The advanced data warehouse is a scalable decision support system that currently contains over 900 gigabytes of historical data. The data is refreshed daily and accessed through SAS, SQL, and other sophisticated analysis tools. Individual member behavior and preferences are tracked in emails at the click and email level.

     LifeMinders' technology incorporates a variety of security techniques designed to protect confidential member data. LifeMinders limits member activity, data transmission and Internet access to its proprietary information to the individual member and to authorized company representatives. It monitors and protects all outside access to its resources and data and all suspicious activity is logged and analyzed by qualified staff. LifeMinders' data center is hosted at a major third-party Internet data center operation, which is constantly monitored and provides both physical and logistical security. These facilities provide redundant network connections and redundant connections to power grids and diesel generators to help ensure continuous operations. In addition, the facilities provide physical security, around-the-clock operations support and monitoring, and network diagnostic support as needed.

     LifeMinders' technology platform uses industry standard technologies to maximize reliability. The company attempts to ensure hardware reliability by a combination of redundancy at the component level and hot spares for groups of components. LifeMinders attempts to ensure software and data reliability through a variety of processes and quality assurance procedures. It has incorporated standard procedures, including daily database backups, off site storage of critical archives and incremental backup of ongoing database modifications into its standard operating discipline. Additional reliability is provided by fault tolerant and redundant platform architecture, which utilizes clustering technology designed to ensure that access to LifeMinders' system is not interrupted by any single machine failure.

     Overall, LifeMinders' technology placement is designed to be scalable, secure and reliable.

CORPORATE HISTORY

     OVERVIEW

     LifeMinders was incorporated in Maryland on August 9, 1996 under the name of MinderSoft, Inc. In January 1999, LifeMinders changed its name to LifeMinders.com, Inc. and reincorporated in Delaware on July 2, 1999. In June 2000, by way of merger, LifeMinders changed its name to LifeMinders, Inc. From 1996 to 1998, LifeMinders entered into arrangements with national retailers to distribute its reminder products in software form on disk. In late 1998, LifeMinders shifted its focus to the Internet. LifeMinders completed its initial public offering of common stock on November 19, 1999, raising approximately $62 million. On February 8, 2000, LifeMinders completed a follow-on public offering of common stock, raising approximately $86 million.

     Late in the fourth quarter of 2000, LifeMinders initiated significant expense reductions that included reducing its workforce by 24% during the first quarter of 2001, closing its wireless segment and decreasing sales and marketing and general and administrative costs. On May 10, 2001, LifeMinders announced a scaling back of its business operations and reduction in workforce to a team of approximately 30 to 35 employees to maintain its email products while it continued to evaluate strategic alternatives. Since the

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May 2001 announcement, LifeMinders has successfully scaled back its business operations and has reduced its workforce to approximately 30 employees.

COMPETITION

     LifeMinders faces intense competition from all forms of advertising and direct marketing businesses, both online and offline. LifeMinders' scaled back operations will make it more difficult to maintain its market position, should the merger not be completed. LifeMinders' competitors include online portals and community Web sites such as AOL, Yahoo!, and CNET Networks, Inc. and networks such as DoubleClick. In addition, other companies offer competitive email direct marketing services, including coolsavings.com, MyPoints.com, NetCreations, YesMail.com and Digital Impact.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     LifeMinders' ability to compete depends substantially on its internally developed technologies and trademarks, which it protects through a combination of patents, copyrights, trade secrets, service marks and trademarks. LifeMinders has one registered patent. LifeMinders has historically entered into confidentiality or license agreements with its employees, consultants and corporate and strategic partners and generally seeks to control access to and distribution of its documentation and other proprietary information. LifeMinders has pursued the registration of its trade and service marks in the United States and internationally. LifeMinders has registered trademarks for "MinderSoft," "HomeMinder," "EntertainmentMinder, "GrowthMinder," "CarcareMinder," "PersonalMinder" and "backslashSanity" in the United States and has filed 20 pending trademark applications in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which LifeMinders' services are distributed or made available through the Internet, and policing unauthorized use of proprietary information is difficult.

CURRENT AND POTENTIAL GOVERNMENT REGULATION

     Laws and regulations directly applicable to Internet-based communications, commerce and advertising are becoming increasingly prevalent. In addition to laws and regulations applicable to businesses generally, the nature of LifeMinders' business may subject it to specialized regulation. Accordingly, in addition to the areas discussed below, LifeMinders may be subject to existing laws and regulations relating to issues such as defamation, advertising, sweepstakes, promotions, content regulation, and intellectual property ownership and infringement.

USER PRIVACY ISSUES

     The Federal Trade Commission adopted regulations effective April 21, 2000, regarding the collection and use of personal identifying information obtained from minors when accessing Web sites. These regulations also include enforcement and redress provisions. LifeMinders has implemented programs designed to comply with these regulations. LifeMinders does not believe that compliance with these regulations will result in significant costs.

     The European Union, or EU, has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, to know where the data originated, to have inaccurate data corrected, to take recourse in the event of unlawful processing and to withhold permission to use their data for direct marketing. In addition, the directive restricts entities from transmitting personal information to countries that do not maintain an adequate level of privacy protection. The directive does not, however, define what standards of privacy are adequate. The directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. The U.S. Department of Commerce, or DOC, has negotiated a "safe harbor" with the EU. Under the safe harbor, U.S. companies that follow, and certify that they follow, certain principles with respect to personal data may collect this personal information

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without violating the directive. The EU approved the safe harbor in July 2000, and in November 2000, the DOC made available the initial list of companies certifying compliance with the safe harbor. Although the safe harbor includes enforcement provisions, the practical effect of enforcement has not been realized. As a result, the directive and the safe harbor may adversely affect the activities of entities like LifeMinders that engage in data collection from users in EU member countries.

INTERNET TAXATION

     A number of legislative proposals are currently pending at the federal, state and local level, and in certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and certain states already have taken measures to tax Internet-related activities. Although Congress recently placed a temporary moratorium on state and local taxes on Internet access or on discriminatory taxes on e-commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, one or more federal and/or state taxes may be imposed upon Internet commerce. Currently, states are considering adoption of simplified sales and use tax laws as a step to encourage Congress to authorize state sales and use taxation of interstate commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, therefore, adversely affect LifeMinders' ability to derive financial benefit from online advertising and related activities.

JURISDICTIONAL ISSUES

     Although LifeMinders' email transmissions over the Internet originate primarily in Virginia, due to the global nature of the Internet, it is possible that the governments of other states, the federal government and governments of foreign countries might attempt to regulate LifeMinders' transmissions or prosecute LifeMinders for purported violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of the foregoing developments could harm LifeMinders' business, results of operations and financial condition. In addition, as LifeMinders' service is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the company is required to qualify to do business as a foreign corporation in each of these states or foreign countries. Failure to qualify as a foreign corporation in a jurisdiction where required to do so could subject LifeMinders to penalties and could result in the inability to enforce its contracts in these jurisdictions.

EMPLOYEES

     As of July 31, 2001, LifeMinders employed 30 individuals. All employees are full time.

PROPERTIES

     LifeMinders held a ten-year prime lease, expiring in January 2011, on 132,000 square feet of office space at one location in Herndon, Virginia. In June 2001, LifeMinders entered into an agreement terminating that lease effective August 31, 2001. The lease termination agreement will be amended in August 2001. Under this amendment, LifeMinders may continue to occupy approximately 6,940 square feet of office space on a month-to-month basis until the lease is terminated upon two months' notice from LifeMinders or the landlord. LifeMinders also leases additional office space totaling 24,500 square feet under four agreements expiring at various dates through August 2004. As of July 31, 2001, LifeMinders had sublet portions of this office space to unrelated third parties. LifeMinders believes that it has adequate space to meet its needs for the near future.

LEGAL PROCEEDINGS

     As of August 14, 2001, LifeMinders was not a party to any material litigation. From time to time, LifeMinders becomes aware of potential legal claims. As of August 14, 2001, LifeMinders was not aware of any potential legal claims that it believes would have a material effect on its operations, financial condition or cash flows.

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          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS OF LIFEMINDERS

     The following discussion should be read in conjunction with the audited and unaudited consolidated financial statements of LifeMinders, appearing elsewhere in this joint proxy statement/prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. LifeMinders' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and in the section entitled "Risk Factors" of this joint proxy statement/prospectus.

INTRODUCTION

     LifeMinders is an online direct marketing company that sends personalized email messages to a permission-based membership comprised of more than 20 million members. LifeMinders sends to its members personalized email messages, or newsletters, in lifestyle-based interest categories, garnered from member information obtained during the registration process as well as from behavioral information through member interaction with its emails. LifeMinders' email messages contain helpful reminders and tips directed toward its members' interests and hobbies and personal events like birthdays and anniversaries.

     LifeMinders was incorporated in Maryland on August 9, 1996 under the name of MinderSoft, Inc. In January 1999, LifeMinders changed its name to LifeMinders.com, Inc. and reincorporated in Delaware on July 2, 1999. In June 2000, by way of merger, LifeMinders changed its name to LifeMinders, Inc. A comprehensive discussion of LifeMinders' corporate history can be found elsewhere in this joint proxy statement/prospectus under the caption "Business of LifeMinders."

     In December 2000, in a continued effort to reduce costs and reach profitability, LifeMinders made the decision not to pursue and develop its wireless operations. In conjunction with this decision, the company recorded an impairment charge of $49,020,000 in the fourth quarter of 2000, of which $5,969,000 was included as a component of cost of sales. Also in the fourth quarter of 2000, LifeMinders decided not to pursue and develop the operations of its consolidated subsidiary Please RSVP, resulting in an impairment charge of $2,653,000. Additionally, an evaluation of LifeMinders' carrying value in its investments in non-marketable equity securities in the fourth quarter of 2000 indicated that a permanent loss in value of the investments existed. As a result, LifeMinders recorded a charge of $2,313,000 for a permanent decline in value of certain non-marketable equity securities.

     In May 2001, LifeMinders announced that it was scaling back its business operations while it evaluated strategic alternatives. Since May, LifeMinders has maintained selected email products.

     During the six months ended June 30, 2001, LifeMinders undertook a restructuring plan to reduce costs and focus its efforts on reducing operating losses, while evaluating strategic alternatives. Accordingly, LifeMinders recorded restructuring charges of $14.2 million during the period. In the six months ended June 30, 2001, LifeMinders terminated approximately 85% of its total workforce as of December 31, 2000. Of the total restructuring charges, approximately $9.3 million related to the early termination of LifeMinders' multi-year lease for its headquarters, approximately $3.8 million related to employee and contract termination benefits and approximately $1.2 million related to early termination of various vendor service agreements. Approximately $1.0 million of this charge was prepaid in December 2000, $7.6 million was recorded as restricted cash as of December 31, 2000, and approximately $3.5 million was paid in the six months ended June 30, 2001. LifeMinders expects to pay the remainder during 2001.

     In addition, based on the value of the proposed merger consideration, during the six months ended June 30, 2001, LifeMinders determined the carrying value of its long-lived assets at June 30, 2001 exceeded their net realizable value. LifeMinders calculated and recorded an impairment charge related to certain long-lived assets of $18.0 million, of which $2.5 million was recorded in cost of revenue, in the six months ended June 30, 2001.

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COMPARABILITY OF RESULTS

     RESTRUCTURING CHARGE

     During the six months ended June 30, 2001, LifeMinders undertook a restructuring plan to reduce costs and focus its efforts on reducing operating losses while evaluating strategic alternatives. Accordingly, LifeMinders recorded restructuring charges of $14.2 million during the six months ended June 30, 2001. During the six months ended June 30, 2001, LifeMinders terminated approximately 85% of its workforce as of December 31, 2000. In addition, LifeMinders negotiated separation and termination agreements with the remaining employees. Of the total restructuring charges for the six months ended June 30, 2001, $9.3 million related to early termination of LifeMinders' multi-year lease for its headquarters, $3.8 million related to employee and contract termination benefits, and approximately $1.2 million related to early termination of various vendor service agreements. Approximately $1.0 million of this charge was recorded as prepaid expenses as of December 2000 and approximately $7.6 million was recorded as restricted cash as of December 31, 2000, and approximately $3.5 million was paid in the six months ended June 30, 2001. LifeMinders expects to pay the remainder during 2001.

     BUSINESS COMBINATIONS

     During 2000, LifeMinders completed four acquisitions that, in the aggregate, had a significant effect on its results of operations and financial condition. However, during December 2000, LifeMinders evaluated the operating performance and expected results of operations of these acquisitions and decided not to pursue and develop certain technology and products acquired in these business combinations. As a result, of a total impairment charge of $53,986,000 recorded in the fourth quarter of 2000, $51,673,000 related to businesses acquired during 2000.

     PleaseRSVP. On March 14, 2000, LifeMinders acquired PleaseRSVP.com, Inc., an online invitation website, in a purchase business combination for a purchase price of approximately $3,538,000, consisting of $500,000 in cash, 40,000 shares of LifeMinders common stock valued at $3,008,000, and $30,000 in acquisition costs. LifeMinders allocated the entire purchase price to goodwill, which was amortized over three years. In December 2000, however, LifeMinders decided not to pursue the development and expansion of the operations of PleaseRSVP. See "Impairment of Long-Lived Assets" below.

     WITI. On March 29, 2000, LifeMinders acquired WITI Corporation, a web and wireless weather forecasting company, in a purchase business combination for approximately $29,403,000, consisting of $3,500,000 in cash, 345,796 shares of LifeMinders common stock valued at $23,004,000, the assumption of options that are exercisable to acquire 38,266 shares of LifeMinders common stock with a fair value of $2,488,000, the assumption of $224,000 in liabilities and $187,000 in acquisition costs. The acquisition was intended to combine WITI's advanced weather products with LifeMinders' subscriber base and provide LifeMinders with a platform to offer high-resolution weather forecasting and alerts to LifeMinders' wireless customers, as well as a daily weather product to LifeMinders' existing members. In connection with the acquisition, LifeMinders assumed a consulting contract that provided $1,539,000 in revenue for 2000. The consulting contract was completed in October 2000. In December 2000, however, LifeMinders decided not to pursue the development and expansion of its wireless operations, which resulted in the write-down of the assets acquired in this transaction. See "Impairment of Long-Lived Assets" below.

     SmartRay. On August 31, 2000, LifeMinders acquired smartRay Network, Inc., a web and wireless alerting company, in a purchase business combination for approximately $32,632,000, consisting of $2,318,000 in cash, 1,252,198 shares of LifeMinders common stock valued at $22,493,000, the assumption of options that are exercisable to acquire a total of 251,447 shares of LifeMinders common stock with a fair value of $6,860,000, the assumption of $527,000 in liabilities and $434,000 in acquisition costs. The acquisition was intended to enhance LifeMinders' wireless message delivery capabilities to provide intelligent content and commerce messages to LifeMinders' wireless subscriber base. The smartRay technology was expected to complement the technology previously acquired from WITI by employing an alert-based, wireless platform that LifeMinders expected to be able to support its wireless subscriber base. In December 2000, however, LifeMinders decided not to pursue the development and expansion its

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wireless operations, which resulted in the write-down of the assets acquired in this transaction. See "Impairment of Long-Lived Assets" below.

     eCoupons. On December 4, 2000, LifeMinders acquired eCoupons, Inc., an electronic couponing service, in a purchase business combination for approximately $4,911,000, consisting of 612,529 shares of LifeMinders common stock valued at $2,641,000, the assumption of options that are exercisable to acquire 110,239 shares of LifeMinders common stock with a fair value of $459,000, the assumption of restricted stock convertible to 114,748 shares of LifeMinders common stock valued at $495,000, the assumption of $916,000 in liabilities and $400,000 in acquisition costs. As a result of the acquisition, LifeMinders expects to be able to enhance its ability to provide locally relevant electronic coupons to LifeMinders' subscriber base. The results of operations of eCoupons are included in LifeMinders' results of operations for the period subsequent to the date of acquisition.

     IMPAIRMENT OF LONG-LIVED ASSETS

     Wireless Segment. As part of the development of LifeMinders' wireless business strategy, LifeMinders acquired WITI and smartRay in the first and third quarters of 2000, respectively. In December 2000, LifeMinders evaluated the wireless segment's historical operating performance and expected results of operations. Due to changes in market conditions and a change in LifeMinders' assessment of the wireless segment's ability to generate revenues and profits and in a continued effort to reduce costs and reach profitability, LifeMinders decided not to pursue the development and expansion of its wireless operations and to renew its focus on LifeMinders' core advertising business. In conjunction with this decision, LifeMinders recorded an impairment charge of $49,020,000 in the fourth quarter of 2000, of which $5,969,000 is included as a component of cost of sales. The major components of the impairment charge related to the wireless segment are as follows (in thousands):

Fixed assets................................................  $   617
Technology..................................................    5,969
Assembled workforce.........................................      578
Other identifiable intangible assets........................    1,895
Goodwill....................................................   39,961
                                                              -------
Total impairment charge related to wireless segment.........  $49,020
                                                              =======

     Long-lived Assets. Prior to June 30, 2001, LifeMinders began negotiations to merge with Cross Media. On July 18, 2001, LifeMinders and Cross Media entered into a merger agreement, which was amended and restated on August 20, 2001. In the proposed merger, Cross Media will pay a total of $24 million in cash and issue approximately 22.3 million shares of its common stock, subject to adjustment in certain circumstances, for all of the outstanding equity interests in LifeMinders. Based on the value of the proposed merger transaction, LifeMinders determined that the carrying value of the long-lived assets as of June 30, 2001 exceeded their carrying value. LifeMinders calculated and recorded an impairment charge of $18,023,000, of which $2,497,000 is recorded in cost of revenue. The major components of the impairment charge are as follows (in thousands):

Property and equipment......................................  $14,079
Identifiable intangible assets..............................    3,259
Investments in unconsolidated entities......................      685
                                                              -------
                                                              $18,023
                                                              =======

     INVESTMENT IN PLEASERSVP

     In the fourth quarter of 2000, LifeMinders decided not to pursue the development and expansion of the operations of its consolidated subsidiary PleaseRSVP, resulting in an impairment charge of $2,653,000 primarily related to the write-off of goodwill associated with this business acquisition completed in the first

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quarter of 2000. LifeMinders' decision not to pursue the development and expansion of the PleaseRSVP operations was based on LifeMinders' evaluation of PleaseRSVP's historical operating performance and expected future operating results. The fair value of the impaired assets was determined based on a discounted cash flow analysis.

     NON-MARKETABLE EQUITY SECURITIES

     LifeMinders periodically evaluates the carrying value of its investments in non-marketable equity securities to determine if a loss in value of the investments, which would be considered a permanent decline, should be recognized. During the fourth quarter of 2000, based on LifeMinders' evaluation of the operating losses of its investees, changes in market conditions and other relevant factors, LifeMinders recorded a charge of $2,313,000 for a permanent decline in value of certain non-marketable equity securities.

RESULTS OF OPERATIONS

     SEGMENT INFORMATION

     Prior to the third quarter of 2000, LifeMinders operated in one segment:
Internet and related services. Beginning in the third quarter of 2000, LifeMinders began evaluating its operations by strategic business unit: consumer, outsourcing and wireless. In December 2000, however, LifeMinders made the decision not to pursue and develop its wireless segment. This decision was based on changes in market conditions and a determination that LifeMinders could not generate positive cash flows from the wireless segment in the foreseeable future. Fourth quarter results for 2000 include an impairment charge of $53,986,000, of which $49,020,000 is related to the write-off of long-lived assets, including goodwill, related to the acquisition of wireless technologies which occurred in the first and third quarters of 2000.

     For financial reporting purposes, LifeMinders has two revenue streams: delivery of advertisements within emails to its members and delivery of opt-in names to LifeMinders' registration partners. The segment operating loss is revenue less direct and allocable expenses.

     Segment identifiable assets are those that are directly used in or identified to segment operations. Financial information by segment for the year ended December 31, 2000 is as follows (in thousands):

                                    CONSUMER    OUTSOURCING    WIRELESS    CORPORATE      TOTAL
                                    --------    -----------    --------    ---------    ---------
Revenue...........................  $51,415      $    972      $  1,539    $      --    $  53,926
Impairment of long-lived assets...   (4,966)           --       (49,020)          --      (53,986)
Operating profit (loss)...........    4,601       (14,081)      (57,471)     (48,311)    (115,262)
Total assets......................    6,429         2,571            --      105,536      114,536
Depreciation and amortization.....    2,937           926         1,139       13,405       18,407

     Financial information by segment for the six-month period ended June 30, 2001, is as follows (in thousands):

                                                 CONSUMER    OUTSOURCING    CORPORATE     TOTAL
                                                 --------    -----------    ---------    --------
Revenue........................................  $ 6,460       $   887      $     --     $  7,347
Impairment of long-lived assets................   (4,928)       (2,393)      (10,702)     (18,023)
Restructuring charge...........................       --            --       (14,248)     (14,248)
Operating loss.................................   (8,501)       (6,620)      (37,424)     (52,545)
Total assets...................................    1,665           658        57,612       59,935
Depreciation and amortization..................    3,451         1,629         3,695        8,775

     REVENUE

     LifeMinders recognizes revenue when persuasive evidence of an arrangement exists, terms are fixed or determinable, services are performed or products are delivered, and collection is probable. Since the beginning of calendar year 1999, LifeMinders has generated revenue primarily through advertising services
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and its opt-in product. LifeMinders' advertising revenue is subject to the effects of cyclicality and may be subject to seasonality. If purchasing patterns or timing of purchasing by advertisers were to change, LifeMinders' operations and quarter-to-quarter comparisons could be materially affected.

     ADVERTISING

     Advertising arrangements consist primarily of advertisements that are displayed within LifeMinders' emails. Generally, advertisers pay LifeMinders and LifeMinders' recognizes revenue on a per email basis, based on the number of emails delivered to LifeMinders' members in which the advertisements are displayed. From time to time, LifeMinders may guarantee a minimum number of emails to be delivered containing an advertisement directed at a specific member group. Under these contracts, LifeMinders is not required to forfeit fees received for emails previously delivered and LifeMinders has historically fulfilled the guaranteed minimum number of emails; therefore, revenue is recognized as emails are delivered. LifeMinders may also guarantee a minimum number of sales orders for the advertiser based on the emails delivered. Under these contracts LifeMinders defers all revenue until notification is received from the advertiser that the minimum number of sales orders have been achieved by the advertiser. In addition, LifeMinders may provide advertisers the opportunity for the exclusive right to sponsor advertisements within a specific email category for a specified period of time for a fixed fee. Under these contracts LifeMinders recognizes revenue ratably during the period the advertisement is displayed in LifeMinders' emails since there is no obligation to provide a minimum number of emails for that individual advertiser during the specific period. LifeMinders' advertising contracts generally have average terms ranging from one to six months.

     Periodically, LifeMinders enters into barter/reciprocal transactions, where LifeMinders exchanges advertising space within LifeMinders' emails for reciprocal advertising space or traffic on other Web sites. Revenue from barter transactions is recognized in accordance with APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB No. 29), and EITF Issue No. 99-17, Accounting for Advertising Barter Transactions, during the period in which the advertisements are displayed in LifeMinders' emails. In the absence of sufficient evidence of fair value, the acquired assets are recorded at the book value of the surrendered assets. No gain or loss is recorded from barter transactions as the revenue recognized equals the advertising costs incurred. For the six months ended June 30, 2001 and 2000, and for the years ended December 31, 1999 and 1998, LifeMinders did not enter into any barter arrangements. For the year ended December 31, 2000, LifeMinders entered into several barter arrangements for which no revenue or expense was recognized as sufficient evidence of fair value was indeterminable and LifeMinders' carrying cost of the surrendered assets was insignificant.

     OPT-IN

     Revenue is recognized as affirmative member responses to advertisers' newsletters and other promotions offered during LifeMinders' registration program are delivered to LifeMinders' opt-in partners. LifeMinders derives opt-in revenue through fees that LifeMinders' opt-in advertising partners pay for member registrations. LifeMinders records revenue net of estimated duplicate member responses to its opt-in partners' newsletters and other promotions. Duplicate member responses are names, generally in the form of email addresses, that LifeMinders provides to opt-in advertising partners for which LifeMinders' members have previously registered either through LifeMinders' sign up process or with LifeMinders' opt-in advertising partners directly. Historically, opt-in partners have immediately notified LifeMinders of duplicate member responses upon receipt of member registration information, which is transmitted to opt-in partners twice a week. LifeMinders issues credits upon notification of duplicate member responses and, therefore, LifeMinders has not experienced significant differences between the actual and estimated amounts of duplicate member responses. Opt-in partners pay a fixed rate per registration and, upon delivery of the registrations, LifeMinders has no further obligation under the agreements. LifeMinders does not currently anticipate any significant change in the nature of the fees LifeMinders charges its opt-in partners or in its customer base and believes its historical experience with its opt-in product is predictive of future estimates. For the six months ended June 30, 2001, no reserve was necessary as LifeMinders

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recorded revenue net of actual duplicate member responses. For the six months ended June 30, 2000, revenue was recorded net of $1,269,000 for estimated duplicate member responses to LifeMinders' opt-in partners' newsletters and other promotions. For the years ended December 31, 2000 and 1999, revenue was recorded net of $913,000 and $618,000, respectively, for estimated duplicate member responses to LifeMinders' opt-in partners' newsletters and other promotions.

     Cash received from customers in advance is recorded as deferred revenue. Advertising and opt-in revenue is recognized as emails and affirmative member responses, respectively, are delivered.

     CONSULTING REVENUE

     Consulting revenue consists of revenue earned under a contract, assumed in connection with LifeMinders' acquisition of WITI Corporation, relating to services for the development of weather related content. Under this contract, which was completed in October 2000, LifeMinders provided consulting services for customization and modification of its customer's current software systems. Revenue was recognized under the percentage-of-completion method of accounting, based on the ratio of costs incurred to total estimated costs. The percentage-of-completion method was deemed the most appropriate method of revenue recognition for this contract as LifeMinders was generally entitled to payment for work performed to date even though it may not have coincided with a specific billing milestone. The billing milestones were considered to be interim billing points for the purposes of providing funding to LifeMinders for its efforts and not true output measures of its progress to completion. Additionally, the ratio of costs incurred to total estimated costs has a direct relationship to the performance of services specified in the arrangement due to the types of costs that were incurred. Costs incurred relating to performance of the services specified in the arrangement consisted primarily of costs for consulting services and payroll relating to individuals performing the software modification and customization procedures. The consultant and payroll costs incurred directly coincided with the input of effort into the modification and customization process. Direct material costs on this project were insignificant. Project-related overhead costs included within the calculation of the percentage complete were consistent with industry practice and there were no significant up-front costs charged to the contract. Cash received in advance of services to be provided was recorded as deferred revenue and recognized upon the completion of the related services.

EXPENSES

     COST OF REVENUE

     Cost of revenue consists of salaries, stock-based compensation, employee benefits and related expenses of LifeMinders' member experience personnel, fees paid to freelance writers of LifeMinders' content and depreciation of and co-location costs associated with the computer equipment necessary to run LifeMinders' operations.

     SALES AND MARKETING

     Sales and marketing expenses include advertising and promotional expenses, salaries, sales commissions, employee benefits, stock-based compensation, travel and related expenses of LifeMinders' direct sales force, marketing, and sales support functions. Prior to the fourth quarter of 2000, LifeMinders' primary focus was to increase revenue through rapid growth in LifeMinders' member base and brand awareness. As a result, LifeMinders' largest expense related to banner-type advertising campaigns on portals and websites. Beginning in the fourth quarter of 2000, LifeMinders redirected its advertising efforts and budget toward obtaining highly engaged members through performance-based advertising campaigns. LifeMinders therefore expects to significantly reduce its member acquisition costs in 2001. Marketing costs associated with increasing its member base are expensed in the period incurred. In August 2000, LifeMinders entered into an agreement for future distribution services valued at $3,500,000, of which LifeMinders paid $2,500,000. Subsequent to December 31, 2000, the contract was terminated and LifeMinders is no longer obligated to pay the remaining $1,000,000 of the original contract amount.

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

     RESEARCH AND DEVELOPMENT

     Research and development costs include expenses for the development of new or improved technologies designed to enhance the performance of LifeMinders' offerings, including the salaries, stock-based compensation and related expenses for its engineering department, as well as costs for contracted services and co-location facilities and depreciation on equipment. In 2000, LifeMinders incurred significant costs associated with the development and expansion of its systems infrastructure to support its rapid member growth. LifeMinders does not expect the same level of development in 2001. As such, LifeMinders expects research and development costs to decrease in 2001.

     GENERAL AND ADMINISTRATIVE

     General and administrative expenses include salaries, stock-based compensation and employee benefits for LifeMinders' executive, finance, legal and human resources personnel. In addition, general and administrative expenses include fees for professional services and occupancy costs. General and administrative expenses are expected to decrease in absolute dollars, in part due to LifeMinders' scaling back of operations and the associated reductions in workforce and related expenses in the first quarter of 2001. See
"-- Introduction" and "-- Comparability of Results" above for additional information about LifeMinders' recent business operations.

     STOCK-BASED COMPENSATION

     In connection with the grant of stock options to employees during the year ended December 31, 1999, deferred compensation of $5,702,000 was recorded as a reduction to stockholders' equity. This deferred compensation represented the difference between the estimated fair value of LifeMinders common stock and the exercise price of these options at the date of grant prior to its initial public offering. Additionally, in accordance with FIN 44 effective July 1, 2000, $2,624,000 and $622,000 of deferred compensation was recognized upon the assumption of outstanding options that are exercisable to acquire LifeMinders common stock associated with the acquisitions of smartRay Networks and eCoupons, respectively. Deferred compensation is amortized over the vesting periods of the applicable options. For the six months ended June 30, 2001, LifeMinders reduced deferred compensation by $3,154,000 for unvested forfeited stock options.

     For the six months ended June 30, 2001 and 2000, $12,000 and $29,000 of amortization of deferred compensation, respectively, was included in cost of sales, $207,000 and $341,000, respectively, was included in sales and marketing expense, $361,000 and $150,000, respectively, was included in research and development expense, and $93,000 and $193,000, respectively, was included in general and administrative expense. In 2000 and 1999, $58,000 and $0 of amortization of deferred compensation, respectively, was included in cost of revenue, $585,000 and $232,000, respectively, was included in sales and marketing expense, $668,000 and $139,000, respectively, was included in research and development expense, and $418,000 and $254,000, respectively, was included in general and administrative expense.

     INFLATION

     LifeMinders does not currently anticipate that inflation will have a material impact on its cash flows, results of operations or financial position.

PERIOD TO PERIOD COMPARISONS

     SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

     Revenue. Revenue was $7,347,000 for the six months ended June 30, 2001, which represents a decrease of 71% when compared with the corresponding period in 2000. Advertising revenue was $6,933,000 for the six months ended June 30, 2001, which represents a decrease of 66% when compared with the corresponding period in 2000. The decrease in advertising revenue is due to the scaling back of LifeMinders' business operations and the continuing significant deterioration of the online advertising

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market. Opt-in revenue was $414,000 for the six months ended June 30, 2001, which represents a decrease of 92%, when compared with the corresponding period in 2000. Opt-in revenue is largely derived as new members register for our service. In connection with the scaling back of its business operations, LifeMinders has significantly reduced advertising expenditures and, as a result, has experienced a decline in new member registrations. The decline in opt-in revenue is directly attributable to reduced new member registrations.

     Cost of revenue. Cost of revenue was $6,836,000, or 93% of total revenue, for the six months ended June 30, 2001. Cost of revenue for the six months ended June 30, 2001 included an impairment charge of $2,497,000, or 34% of revenues related to the impairment of certain long-lived assets. Cost of revenue excluding the impairment charge was $4,339,000, or 59% of total revenue, for the six months ended June 30, 2001. Cost of revenue was $2,295,000, or 9% of total revenue, for the six months ended June 30, 2000. LifeMinders' cost of revenue, excluding impairment charges for the six months ended June 30, 2001, primarily consisted of expenses related to the production of LifeMinders' email content by its editorial and production staff, maintenance of existing member profiles and housing fees associated with and depreciation of the computer systems necessary to operate its service. The increase in cost of revenue for the six months ended June 30, 2001 as compared to the comparable period in 2000, was $2,044,000. Of this increase, 122% was attributable to increased costs associated with housing fees and depreciation costs of additional computer equipment which was acquired principally in the third and fourth quarters of 2000 to support LifeMinders' then rapidly growing membership base. These increases were partially offset by a 19% decrease associated with the discontinuance of LifeMinders' wireless business in December 2000. Remaining offsetting decreases are principally comprised of reductions in work force associated with the termination of editorial and production staff responsible for the production of the company's email content.

     Sales and marketing. Sales and marketing expenses were $11,356,000, or 155% of total revenue, for the six months ended June 30, 2001. Sales and marketing expenses were $44,401,000, or 173%, for the six months ended June 30, 2000. Of the $33,045,000 decrease for the six months ended June 30, 2001 as compared to the comparable period in 2000, 92% resulted from a reduction in advertising costs paid to acquire new members through the purchase of banner advertisements and similar services on the Web. The remaining decrease was due to a reduction in expenses resulting from cost cutting efforts.

     Research and development. Research and development expenses were $2,607,000, or 35% of total revenue, for the six months ended June 30, 2001. Research and development expenses were $3,277,000, or 13% of total revenue, for the six months ended June 30, 2000. The $670,000 decrease for the six months ended June 30, 2001 as compared to the comparable period in 2000, was due to the downsizing of the technical staff and associated cost savings.

     General and administrative. General and administrative expenses were $7,097,000, or 97% of total revenue, for the six months ended June 30, 2001. General and administrative expenses were $6,916,000, or 27% of total revenue, for the six months ended June 30, 2000. The $122,000 increase in general and administrative expense for the six months ended June 30, 2001, as compared to the comparable period in 2000, reflects the fact that cost cutting efforts on a number of general and administrative expense fronts as well as a significant sales volume-related decrease in doubtful accounts nearly offset certain expense increases, most notably an increase in occupancy expense associated with the new headquarters facility.

     Depreciation and amortization. Depreciation and amortization expenses were $2,222,000, or 30% of total revenue, for the six months ended June 30, 2001. Depreciation and amortization expenses were $750,000, or 3% of total revenues, for the comparable period in 2000. Of the $1,472,000 increase for the six months ended June 30, 2001 as compared to the comparable period in 2000, 65% resulted from an increase in the depreciation of computers and software acquired to support LifeMinders' actual and anticipated membership growth. An additional 21% resulted from an increase in intangibles amortization associated with corporate acquisitions. The remaining 14% resulted from a combination of various depreciation and amortization increasing and decreasing items, with the largest of these being increased depreciation associated with furniture for the new headquarters facility.

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     Impairment Charge.  Prior to June 30, 2001, LifeMinders began negotiations to merge with Cross Media. In late May of 2001, representatives of Cross Media contacted LifeMinders to discuss a possible merger. On June 21, 2001, LifeMinders executed a letter of intent and term sheet with Cross Media for the merger transaction, which was subsequently modified as of June 27, 2001. On July 18, 2001, LifeMinders entered into a merger agreement with Cross Media and, on July 19, 2001, LifeMinders publicly announced its intention to merge with Cross Media. The merger agreement was amended and restated on August 20, 2001. Under the terms of the amended and restated merger agreement, Cross Media will pay a total of up to $24 million in cash and issue approximately 22.3 million shares of its common stock in the merger, assuming that no LifeMinders stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration, and subject to adjustment under certain circumstances, for all of LifeMinders' outstanding equity interests. Based on the value of the proposed merger transaction, LifeMinders determined the carrying value of its long-lived assets as of June 30, 2001, exceeded their fair value. LifeMinders calculated and recorded an impairment charge of $18,023,000, of which $2,497,000 is recorded in cost of revenue.

     Restructuring Charge. In May 2001, LifeMinders announced that it was significantly scaling back its business operations and reducing its work force while it evaluated strategic alternatives. This decision was based on the continued decline of revenue from online advertising historically and for the foreseeable future. In addition, opportunities for online advertising revenue will decline since LifeMinders is producing and delivering a substantially lower number of emails and does not expect to develop any new email products at this time. Since May 2001, LifeMinders has maintained selected email products. During the six months ended June 30, 2001, LifeMinders undertook a restructuring plan to reduce costs and focus its efforts on reducing operating losses while evaluating strategic alternatives. Accordingly, restructuring charges totaling $14,248,000 were recorded during the period. During the six months ended June 30, 2001, LifeMinders terminated approximately 85% of its workforce as of December 31, 2000. In addition, LifeMinders negotiated separation and termination agreements with its remaining employees. Of the total restructuring charges, approximately $3,824,000 related to employee and contract termination benefits, $9,263,000 related to the early termination of the multi-year lease for LifeMinders' headquarters, and approximately $1,161,000 related to early termination of various vendor service agreements. Approximately $1,042,000 of this charge was recorded as prepaid expenses in December 2000, $7,600,000 was recorded as restricted cash as of December 31, 2000, and approximately $3,526,000 was paid in the six months ended June 30, 2001. LifeMinders expects to pay the remainder during 2001.

     Interest income, net. Interest income was $1,625,000, or 22% of total revenue, for the six months ended June 30, 2001. For the comparable periods in 2000, interest income was $2,979,000, or 12% of total revenue. This decrease from year 2000 to 2001 for the comparable six-month period was due primarily to a lower average funds balance available for investment in short-term investments and lower prevailing interest rates. Interest expense, primarily on notes and leases used to finance equipment purchases, for the six months ended June 30, 2001, was $122,000. Interest expense for the six months ended June 30, 2000, was $262,000. The decrease in interest expense from year 2000 to 2001 reflects the fact that loans and lease balances were being paid down, with no additional borrowing occurring during the six months ended June 30, 2001.

     Income taxes. No income tax provision or benefit has been recorded for any of the periods presented since LifeMinders has not generated taxable income to date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes it is more likely than not that LifeMinders will not have sufficient taxable income in the years over which the majority of temporary differences will reverse to realize the deferred tax assets. As a result, LifeMinders recorded a full valuation allowance in the accompanying consolidated financial statements as of June 30, 2001.

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

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Revenue. Revenue increased 285% from $14,019,000 for the year ended December 31, 1999 to $53,926,000 for the year ended December 31, 2000. Advertising revenue increased $36,368,000, opt-in revenue increased $2,000,000 and consulting revenue increased $1,539,000. The increase in advertising and opt-in revenue was due to significant expansion and sale of advertising resulting from a 209% increase in LifeMinders' membership base. Consulting revenue resulted from a contract assumed in the WITI acquisition in the first quarter 2000. Performance under this contract was substantially complete as of December 31, 2000 and the contract will not be renewed.

     Cost of Revenue. Total cost of revenue was $12,842,000 and $966,000, or 24% and 7% of total revenue, for the years ended December 31, 2000 and 1999, respectively. Cost of revenue for the year ended December 31, 2000 included an impairment charge of $5,969,000, or 11% of total revenue, related to the write off of WITI and smartRay technologies acquired. Cost of revenue excluding the impairment charge was $6,873,000 and $966,000, or 13% and 6% of total revenue, for the years ended December 31, 2000 and 1999, respectively. Of the $5,907,000 increase in cost of revenue from the prior year, 45% is due to the housing and depreciation of additional computer equipment required for LifeMinders' operations resulting from its rapid growth in membership, 16% is associated with an increase in the personnel in LifeMinders' Member Experience department, which is responsible for identifying, composing and editing the content delivered in its emails, 10% is due to the consulting revenue acquired in the WITI acquisition and 22% is attributable to the amortization of the WITI and smartRay technologies acquired.

     Sales and Marketing. Sales and marketing expense was $70,897,000 and $38,648,000, or 131% and 276% of total revenue, for the years ended December 31, 2000 and 1999, respectively. Of the $32,249,000 increase in sales and marketing expenses from the prior year, 64% is associated with an expansion in LifeMinders' efforts to acquire new members through the purchase of banner advertisements and similar services on the web, 20% is due to an increase in its sales and marketing staff, and 11% related to an increase in housing fees and depreciation associated with computer systems used to analyze customer metrics.

     Research and Development. Research and development expense was $7,758,000 and $1,963,000, or 14% and 14% of total revenue, for the years ended December 31, 2000 and 1999, respectively. Of the $5,795,000 increase in research and development expenses from the prior year, 67% is attributable to expansion of technical personnel and related recruiting fees and 21% relates to professional fees incurred to further develop and enhance LifeMinders' service. Additionally, 9% of the increase is due to research and development associated with LifeMinders' PleaseRSVP operations.

     General and Administrative. General and administrative expense was $17,274,000 and $4,396,000, or 32% and 31% of total revenue, for the years ended December 31, 2000 and 1999, respectively. Of the $12,878,000 increase in general and administrative expenses from the prior year, 45% is the result of LifeMinders' rapid growth and expansion, requiring additional office space, insurance, personnel and related fringe benefit expenses, relocation and recruiting; 2% is attributable to the outsourcing of the processing of bounty payments related to an advertising campaign; and 12% is directly related to increases in professional fees as a result of becoming a public company. Additionally, 26% is due to an increase in bad debt expense directly attributable to the downturn in economic conditions, which has impacted LifeMinders' customers' ability to pay.

     Impairment of Long-Lived Assets. In December 2000, in a continued effort to reduce costs and reach profitability, LifeMinders made the decision not to pursue and develop its wireless operations. In conjunction with this decision, LifeMinders recorded an impairment charge of $49,020,000 in the fourth quarter of 2000, of which $5,969,000 is included as a component of cost of sales. Also in the fourth quarter of 2000, LifeMinders decided not to pursue and develop the operations of its consolidated subsidiary Please RSVP, resulting in an impairment charge of $2,653,000. Additionally, an evaluation of LifeMinders' carrying value in its investments in non-marketable equity securities in the fourth quarter of 2000 indicated that a permanent loss in value of the investments existed. As a result, LifeMinders recorded a charge of $2,313,000 for a permanent decline in value of certain non-marketable equity securities.

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     Depreciation and Amortization.  Depreciation and amortization expense was
$2,829,000 and $185,000, or 5% and 1% of total revenue, for the years ended December 31, 2000 and 1999, respectively. Of the $2,644,000 increase in depreciation and amortization expenses from the prior year, 54% relates to the depreciation of new leasehold improvements, furniture, computer equipment and software and 46% is related to amortization of certain intangibles associated with business acquisitions.

     Amortization of Goodwill. As part of the smartRay, WITI and PleaseRSVP.com, Inc. acquisitions, LifeMinders recorded goodwill totaling $51,216,000. Goodwill was amortized over three-year periods, which resulted in charges totaling $9,571,000, or 18% of revenue, for the year ended December 31, 2000. In December 2000, however, LifeMinders decided not to pursue the development and expansion of its wireless segment or the PleaseRSVP operations. As a result, LifeMinders wrote off the goodwill associated with these acquisitions. See "Impairment of Long-Lived Assets," above.

     Interest Income, net. Interest income was $6,253,000 for the year ended December 31, 2000, partially offset by $474,000 of interest expense. Interest income was $560,000 for the year ended December 31, 1999, partially offset by $31,000 of interest expense. The increase from the prior year is due to an increase in funds available for investment in short term investments. The majority of the increase in funds was attributable to the $147,614,000 in net proceeds from LifeMinders' initial public offering in November 1999 and follow-on offering in February 2000. The increase in interest expense was due to the financing of equipment purchased during the first half of 2000 under notes payable or capital lease arrangements. Interest income, net in future periods may fluctuate as a result of the average cash, investments and future debt balances we maintain as well as changes in the yields of LifeMinders' investments.

     Loss From Unconsolidated Entities. Loss from unconsolidated entities consists of losses attributable to an investment in an Internet-related business acquired on March 15, 2000 and accounted for on the equity basis as LifeMinders' exercised significant influence over the investee's operations. Before selling the investment in June 2000, LifeMinders recorded losses totaling $25,000.

     Income Taxes. No income tax provision or benefit has been recorded for any of the periods presented since LifeMinders has not generated taxable income to date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. LifeMinders' management believes it is more likely than not that it will not have sufficient taxable income in the years over which the majority of temporary differences will reverse to realize the deferred tax assets. As a result, LifeMinders recorded a full valuation allowance in the accompanying consolidated financial statements as of December 31, 2000 and 1999.

     Accretion on Mandatorily Redeemable Convertible Preferred Stock. Accretion on mandatorily redeemable convertible preferred stock decreased from $1,155,000 for the year ended December 31, 1999 to $0 for the year ended December 31, 2000. The preferred stock dividends and direct issuance costs on Series A, Series B and Series C preferred stock resulted in the accretion. During the year ended December 31, 1999, shares of Series A, Series B, Series C, Series D and Series E preferred stock were outstanding until they were converted into common shares concurrent with LifeMinders' initial public offering in November 1999. No shares of preferred stock were outstanding during the year ended December 31, 2000.

     YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenue. Revenue increased 24,495% from $57,000 for the year ended December 31, 1998 to $14,019,000 for the year ended December 31, 1999. Advertising revenue increased $9,389,000 as a result of LifeMinders' decision to revise its strategy from entering into arrangements with national retailers as distributors of its software-based product to an online direct marketing company that provides personalized content and advertisements via email. As a new source of revenue in 1999, opt-in revenue added $4,573,000 to revenue.

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     Cost of Revenue.  Cost of revenue was $966,000 and $60,000, or 7% and 105%
of total revenue, for the years ended December 31, 1999 and 1998, respectively. In 1999, LifeMinders changed the product from a software-based minder to an Internet-based direct marketing offering. The $906,000 increase in cost of revenue from 1998 to 1999 reflects a 50% increase in costs associated with LifeMinders' member experience personnel, who are responsible for identifying, composing and editing the content delivered in emails, and 39% increase in costs associated with the depreciation of the computer systems necessary to operate LifeMinders' service.

     Sales and Marketing. Sales and marketing expense was $38,648,000 and $869,000, or 276% and 1525% of total revenue, for the years ended December 31, 1999 and 1998, respectively. Of the $37,779,000 increase in sales and marketing expenses from 1998 to 1999, 75% resulted from a major expansion in LifeMinders' efforts to acquire new members through the purchase of banner advertisements on the Web and in print and 8% relates to an increase in its sales and marketing staff and commissions related to the increase in revenue.

     Research and Development. Research and development expense was $1,963,000 and $374,000, or 14% and 656% of total revenue, for the years ended December 31, 1999 and 1998, respectively. Of the $1,589,000 increase from 1998 to 1999, 48% was attributable to the expansion of technical personnel and related recruiting fees, 32% relates to the outsourcing of certain internal-use software costs in the pre-development stage and 8% relates to supplies used by LifeMinders' technical personnel.

     General and Administrative. General and administrative expense was $4,396,000 and $718,000, or 31% and 1260% of total revenue, for the years ended December 31, 1999 and 1998, respectively. Of the $3,678,000 increase from 1998 to 1999, 54% relates to LifeMinders' rapid growth and expansion, requiring additional personnel and related fringe benefit expenses, rent and legal services. Additionally, 11% is due to an increase in bad debt expense.

     Depreciation and Amortization. Depreciation and amortization expense was $185,000 and $8,000, or 1% and 14% of total revenue, for the years ended December 31, 1999 and 1998, respectively. The increase of $177,000 from 1998 to 1999 resulted from purchases of furniture and computer equipment for additional personnel.

     Interest Income, net. Interest income, net was $529,000 and $25,000 for the years ended December 31, 1999 and 1998, respectively. The increase of $504,000 from 1998 to 1999 is due to an increase in funds available for investment in short term investments. The majority of the increase in funds was attributable to the $61,715,000 in net proceeds from LifeMinders' initial public offering in November 1999. Interest expense for the years ended December 31, 1999 and 1998 was $31,000 and $0, respectively.

     Income Taxes. No income tax provision or benefit has been recorded for any of the periods presented since LifeMinders has not generated taxable income to date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. LifeMinders' management believes it is more likely than not that LifeMinders will not have sufficient taxable income in the years over which the majority of temporary differences will reverse to realize the deferred tax assets. As a result, LifeMinders has recorded a full valuation allowance in the accompanying financial statements as of December 31, 1999 and 1998.

     Accretion on Mandatorily Redeemable Convertible Preferred Stock. Accretion on mandatorily redeemable convertible preferred stock increased 636% from $157,000 for the year ended December 31, 1998 to $1,155,000 for the year ended December 31, 1999. The preferred stock carrying value for cumulative dividends and a portion of direct issuance costs on Series A, Series B, Series C, Series D and Series E preferred stock resulted in the increase. During the year ended December 31, 1998, only shares of Series A and Series B preferred stock were outstanding. During the year ended December 31, 1999, shares of Series A, Series B, Series C, Series D and Series E preferred stock were all outstanding for a portion of the year. All shares of Series A, Series B, Series C, Series D and Series E preferred stock were converted into common stock concurrent with LifeMinders' initial public offering in November 1999.

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     QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly consolidated statement of operations data for the quarters ended March 31, and June 30, 2001, and the four quarters for each of 2000 and 1999. LifeMinders derived this data from unaudited consolidated financial statements, and in the opinion of LifeMinders' management, they include all adjustments, which consist only of normal recurring adjustments, necessary to present fairly the financial results for the periods. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                         1999        1999       1999        1999       2000
                       ---------   --------   ---------   --------   ---------
                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Advertising........   $    10    $   886     $ 3,169    $  5,381   $  7,826
  Opt-in.............        13        533       1,368       2,659      3,178
  Consulting.........        --         --          --          --         --
                        -------    -------     -------    --------   --------
Total revenue........        23      1,419       4,537       8,040     11,004
Cost of revenue:
  Cost of revenue....        99        147         226         494        800
  Impairment of long-
    lived assets.....        --         --          --          --         --
                        -------    -------     -------    --------   --------
Total cost of
  revenue............        99        147         226         494        800
                        -------    -------     -------    --------   --------
Gross margin
  (loss).............       (76)     1,272       4,311       7,546     10,204
Operating expenses:
  Sales and
    marketing........     1,081      5,170      10,275      22,122     24,715
  Research and
    development......       230        322         525         886      1,415
  General and
    administrative...       256        806       1,354       1,980      2,807
  Amortization of
    goodwill.........        --         --          --          --         --
  Depreciation and
    amortization.....         5          2          58         120        188
  Impairment of long-
    lived assets.....        --         --          --          --         --
  Restructuring
    charge...........        --         --          --          --         --
                        -------    -------     -------    --------   --------
Total operating
  expenses...........     1,572      6,300      12,212      25,108     29,125
                        -------    -------     -------    --------   --------
Loss from
  operations.........    (1,648)    (5,028)     (7,901)    (17,562)   (18,921)
                        -------    -------     -------    --------   --------
Interest income,
  net................        23         45          56         405      1,373
Gain on sale of
  assets.............        --         --          --          --         --
Loss from investment
  in unconsolidated
  entities...........        --         --          --          --        (25)
                        -------    -------     -------    --------   --------
Net loss.............    (1,625)    (4,983)     (7,845)    (17,157)   (17,573)
Accretion on
  mandatorily
  redeemable
  preferred stock....      (100)      (132)       (433)       (490)        --
                        -------    -------     -------    --------   --------
Net loss available to
  common
  stockholders.......   $(1,725)   $(5,115)    $(8,278)   $(17,647)  $(17,573)
                        =======    =======     =======    ========   ========
Basic and diluted net
  loss per average
  number of shares
  outstanding........   $  (.53)   $ (1.56)    $ (2.48)   $  (1.60)  $   (.80)
                        =======    =======     =======    ========   ========

                       JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                         2000       2000        2000       2001        2001
                       --------   ---------   --------   ---------   --------
                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Advertising........  $ 12,236    $14,680    $ 11,072   $  5,203    $  1,729
  Opt-in.............     1,915      1,340         140        299         115
  Consulting.........       520        657         362         --          --
                       --------    -------    --------   --------    --------
Total revenue........    14,671     16,677      11,574      5,502       1,844
Cost of revenue:
  Cost of revenue....     1,495      1,730       2,848      2,197       2,141
  Impairment of long-
    lived assets.....        --         --       5,969         --       2,497
                       --------    -------    --------   --------    --------
Total cost of
  revenue............     1,495      1,730       8,817      2,197       4,638
                       --------    -------    --------   --------    --------
Gross margin
  (loss).............    13,176     14,947       2,757      3,305      (2,794)
Operating expenses:
  Sales and
    marketing........    19,686     14,745      11,751      7,912       3,443
  Research and
    development......     1,862      2,170       2,311      1,848         760
  General and
    administrative...     4,109      3,456       6,902      4,119       2,978
  Amortization of
    goodwill.........     2,309      2,942       4,320         --          --
  Depreciation and
    amortization.....       562        896       1,183      1,110       1,112
  Impairment of long-
    lived assets.....        --         --      48,017         --      15,526
  Restructuring
    charge...........        --         --          --      2,544      11,703
                       --------    -------    --------   --------    --------
Total operating
  expenses...........    28,528     24,209      74,484     17,533      35,522
                       --------    -------    --------   --------    --------
Loss from
  operations.........   (15,352)    (9,262)    (71,727)   (14,228)    (38,316)
                       --------    -------    --------   --------    --------
Interest income,
  net................     1,606      1,566       1,234      1,188         437
Gain on sale of
  assets.............        --         --          --         --         229
Loss from investment
  in unconsolidated
  entities...........        --         --          --         --          --
                       --------    -------    --------   --------    --------
Net loss.............   (13,746)    (7,696)    (70,493)   (13,040)    (37,650)
Accretion on
  mandatorily
  redeemable
  preferred stock....        --         --          --         --          --
                       --------    -------    --------   --------    --------
Net loss available to
  common
  stockholders.......  $(13,746)   $(7,696)   $(70,493)  $(13,040)   $(37,650)
                       ========    =======    ========   ========    ========
Basic and diluted net
  loss per average
  number of shares
  outstanding........  $   (.58)   $  (.32)   $  (2.77)  $   (.50)   $  (1.44)
                       ========    =======    ========   ========    ========

SEASONALITY AND QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

     LifeMinders believes that its revenue may be subject to seasonal fluctuations as a result of general patterns of retail advertising and marketing and consumer purchasing. In addition, expenditures by advertisers and marketers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. Due to these and other factors, LifeMinders believes that quarter-to-quarter comparisons of its operating results may not be meaningful and you should not rely upon them as an indication of LifeMinders' future performance.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to LifeMinders' initial public offering in November 1999, LifeMinders funded its operations primarily through the private placement of preferred equity securities. LifeMinders' initial public offering raised $61,715,000 in net proceeds. In February 2000, LifeMinders completed a follow-on offering that raised $85,899,000 in net proceeds. As of June 30, 2001, LifeMinders had $54,791,000 of cash and cash equivalents and marketable securities. Outstanding equipment financing, comprising capital leases, totaled $1,069,000 at June 30, 2001. All notes payable balances were retired during the second quarter of 2001. The outstanding capital lease obligations were repaid subsequent to June 30, 2001 out of existing cash and cash equivalents. LifeMinders negotiated an early termination of its headquarters office lease during the second quarter of 2001 for $9,263,000. Of this amount, $7,600,000 was drawn and paid from a letter of credit secured by restricted cash of $7,600,000. The balance of the settlement was paid from cash and cash equivalents.

     Net cash used in operating activities was $14,802,000 for the six months ended June 30, 2001. Cash used in operating activities for the six months ended June 30, 2001 resulted primarily from net losses, which were partially offset by noncash items and collections of accounts receivable.

     Net cash used in operating activities was $1,510,000 for the year ended December 31, 1998, $35,505,000 for the year ended December 31, 1999 and $40,731,000 for the year ended December 31, 2000. Cash used in operating activities for the year ended December 31, 1998 was primarily the result of net losses, which were partially offset by increases in deferred revenue. Cash used in operating activities for the year ended December 31, 1999 resulted from net losses and increases in accounts receivable and prepaid expenses, which were partially offset by increases in accounts payable and accrued expenses. Cash used in operating activities for the year ended December 31, 2000 principally resulted from net losses adjusted for non-cash items, including impairment of long-lived assets, an increase in trade receivables and reductions in accounts payable and accrued expenses. In August 2000, LifeMinders entered into an agreement for future distribution services valued at $3,500,000 of which LifeMinders paid $2,500,000. Subsequent to December 31, 2000, the contract was terminated and LifeMinders is no longer obligated to pay the remaining $1,000,000 of the original contract amount.

     Net cash used in financing activities was $1,249,000 for the six months ended June 30, 2001. Cash used in financing activities for the six months ended June 30, 2001 resulted from repayments of notes payable and capital lease obligations totaling $1,752,000. These repayments were partially offset by cash receipts of $493,000 from the exercise of stock options and $10,000 in receipts from an employee stock purchase plan.

     Net cash used in investing activities was $50,000 for the year ended December 31, 1998, $6,210,000 for the year ended December 31, 1999 and $58,430,000 for the year ended December 31, 2000. Cash used in investing activities for the year ended December 31, 1998 was related to purchases of property and equipment. Cash used in investing activities for the year ended December 31, 1999 was related to the purchases of property and equipment and the purchases of marketable securities. Cash used in investing activities for the year ended December 31, 2000 was related to business acquisitions, investments in unconsolidated entities, purchases of marketable securities net of proceeds from maturities, cash deposits collateralizing letters of credit, and purchases of property and equipment. The increase in the year ended December 31, 1999 is attributable to the purchase of computer equipment needed to maintain LifeMinders' database and deliver targeted emails to its rapidly growing member base. The increase from

1999 to 2000 is attributable to additional purchases of computer equipment to service its continuing member growth, purchases of marketable securities, business acquisitions and investments in unconsolidated entities, and cash deposits collateralizing letters of credit.

     Net cash provided by investing activities was $27,071,000 for the six months ended June 30, 2001. Cash provided by investing activities for the six months ended June 30, 2001 was related to maturities of marketable securities, redemption of restricted cash associated with the drawing of a letter of credit securing LifeMinders' office lease and repayment of a note receivable.

     Net cash provided by financing activities was $1,000,000 for the year ended December 31, 1998, $97,007,000 for the year ended December 31, 1999 and $86,408,000 for the year ended December 31, 2000. Cash provided by financing activities for the year ended December 31,1998 resulted almost entirely from the sale of preferred stock. Cash provided by financing activities for the year ended December 31, 1999 resulted from the sale of preferred stock and the sale of common stock in LifeMinders' initial public offering in November 1999. Cash provided by financing activities for the year ended December 31, 2000 resulted primarily from LifeMinders' follow-on offering in February 2000. Concurrent with the initial public offering, all series of preferred stock were converted into
1.25 shares of LifeMinders common stock. As of December 31, 2000, there were 4,434,437 options outstanding with a weighted-average exercise price of $16.05. This may result in substantial dilution in the future.

     During 2000 and prior, LifeMinders' focus was on growing its member base and enhancing the infrastructure associated with a rapidly expanding membership, resulting in significant advertising expenditures and costs associated with the development of internal software systems and the hardware to support and service its member database. LifeMinders does not currently plan to continue the same level of activity in 2001. Given LifeMinders' announced scaling back of operations and intention to merge with Cross Media, LifeMinders does not anticipate that it will continue to experience significant capital expenditures nor does it expect significant growth in its operating expenses for 2001. As of June 30, 2001, LifeMinders had terminated approximately 85% of its total workforce as of December 31, 2000.

     In addition, LifeMinders negotiated separation and termination agreements with its remaining employees. These reductions will have a significant impact on future results of operations because approximately 17% of LifeMinders' total expenses in 2000, including costs of sales but excluding impairment of long-lived assets, related to salaries and related benefits, including stock-based compensation.

     On July 18, 2001, LifeMinders entered into a merger agreement with Cross Media and, on July 19, 2001, LifeMinders announced its intention to merge with Cross Media. The merger agreement was amended and restated on August 20, 2001. Under the terms of the amended and restated merger agreement, Cross Media will pay a total of up to $24 million in cash and issue approximately 22.3 million shares of its common stock in the merger, assuming that no LifeMinders stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration, and subject to adjustment under certain circumstances, for all of LifeMinders' outstanding equity interests. If the merger is not consummated for any reason, LifeMinders may continue to evaluate possible acquisitions of companies and investments in businesses, which may require the use of cash. In addition, LifeMinders will have incurred substantial costs associated with the Cross Media merger, which will be payable regardless of whether the merger is consummated. In certain circumstances, LifeMinders is obligated to pay Cross Media a fee of $2.8 million if the merger is terminated, which would further reduce its cash balances. If LifeMinders is unable to consummate the proposed Cross Media merger, and its board of directors does not determine that another sale or merger transaction would be in the best interests of its stockholders, the board of directors may determine the best alternative is to discontinue operations, sell the company's remaining noncash assets and, after repayment of all obligations, distribute the net proceeds to the LifeMinders stockholders. In the event of a liquidation, the amount and timing of any distributions to stockholders cannot be currently determined. LifeMinders believes that its existing cash and cash equivalents will be sufficient to meet anticipated cash needs for working capital, investment or acquisition related expenditures, capital expenditures and any costs associated with the scaling back of its operations for the foreseeable future. The consummation of the merger transaction with Cross Media is subject to a number of conditions precedent, including the receipt of the approval of both the LifeMinders and Cross Media stockholders, and many of these conditions are beyond the company's control. LifeMinders cannot assure you that it will be able to satisfy all of these conditions. Further, the proposed merger with Cross Media may be terminated under certain circumstances. Accordingly, LifeMinders cannot assure you that it will be able to consummate the proposed merger with Cross Media or an alternative merger or acquisition transaction.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) approved Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. All business combinations in the scope of this Statement will be accounted for using the purchase method of accounting. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, and business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under this Statement, goodwill will no longer be amortized but will be tested for impairment at least annually at the reporting unit level. Goodwill will be tested for impairment on an interim basis if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below is carrying value. Intangible assets that are subject to amortization will be reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001.

LIFEMINDERS DIRECTORS TO BE APPOINTED TO CROSS MEDIA'S BOARD OF DIRECTORS AFTER THE MERGER

     Under the terms of the merger agreement, Messrs. Bulkeley and Lindgren, directors of LifeMinders, will be appointed to the board of directors of Cross Media upon completion of the merger.

     Jonathan B. Bulkeley, age 40, has been the Chairman of the Board and Chief Executive Officer of LifeMinders since January 2001. Mr. Bulkeley has served as a director of LifeMinders since August 1999. From January 1999 to January 2000, Mr. Bulkeley was the Chief Executive Officer of barnesandnoble.com. From July 1995 to January 1999, he served as Managing Director of America Online, Inc.'s joint venture with Bertelsmann Online to provide interactive online services in the United Kingdom. Prior to July 1995, Mr. Bulkeley was President of Business Development at America Online in the United States, and prior to that, served as General Manager of media at America Online. Before joining America Online in March 1993, Mr. Bulkeley worked at Time Inc. in a variety of roles, including Director of Marketing and Development for Money magazine and sales and marketing positions at Time and Discover magazines. Mr. Bulkeley serves on the boards of Reader's Digest, Rocket Networks and Milliken & Co., and is the Non-Executive Chairman of QXL, Europe's leading online auction business. Mr. Bulkeley holds an undergraduate degree from Yale University. Mr. Bulkeley has agreed to serve on Cross Media's board of directors if he is appointed to do so.

     Douglas A. Lindgren, age 39, has served as a director of LifeMinders since February 1999. Mr. Lindgren is a Managing Director of United States Trust Company of New York and is the Co-Chief Executive Officer and Chief Investment Officer of Excelsior Venture Partners III, LLC. From May 1988 through March 1995, Mr. Lindgren served in various capacities for Inco Venture Capital Management, Inc., including the positions of President and Managing Principal from January 1993 through March 1995. Prior to joining Inco Venture Capital Management, Inc., Mr. Lindgren was employed at Salomon Brothers Inc and Smith Barney, Harris Upham & Co., Inc. He is an Adjunct Professor of Finance at Columbia University's Graduate School of Business, where he has been teaching courses on venture capital since 1993. Mr. Lindgren currently serves on the boards of directors of ReleaseNow.com, PowerSmart, Inc., and Ethertronics, Inc. Mr. Lindgren holds a Masters in Business Administration and an undergraduate degree from Columbia University. Mr. Lindgren has agreed to serve on Cross Media's board of directors if he is elected to do so.

     Messrs. Bulkeley and Lindgren do not receive cash compensation for attendance at LifeMinders board meetings or board committee meetings. However, in accordance with LifeMinders' policy Messrs. Bulkeley and Lindgren are reimbursed for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. While the LifeMinders 2000 Stock Incentive Plan has provisions for automatic annual grants of non-qualified options to purchase LifeMinders shares, no grants have ever been made pursuant to these provisions. During 2000, LifeMinders did not grant any options to Messrs. Bulkeley or Mr. Lindgren. In 1999, LifeMinders granted Mr. Bulkeley an option to purchase 62,500 shares of LifeMinders common stock at a purchase price of $3.86 per share.

                     PRINCIPAL STOCKHOLDERS OF LIFEMINDERS

     The following table sets forth information known to LifeMinders regarding the beneficial ownership of its common stock as of August 1, 2001 by:

     - each person or group known by LifeMinders to own beneficially more than 5% of our outstanding common stock;

     - each of LifeMinders' five executive officers who were named in the LifeMinders' Summary Compensation Table for the year ended December 31, 2000, which is included in the LifeMinders' Annual Report on Form 10-K/A for that year;

     - each of LifeMinders' current directors; and

     - all of LifeMinders' directors and the current executive officers as a group.

     Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of August 2, 2001 are treated as outstanding and beneficially owned with respect to the person holding these options for the purpose of computing the percentage ownership of that person. However, these shares are not treated as outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is: c/o LifeMinders, Inc., 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia 20171. Information with respect to persons who own beneficially 5% or more of the outstanding LifeMinders common stock is based on filings made pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and other sources believed by LifeMinders to be reliable.

                                                              AMOUNT AND
                                                              NATURE OF
                                                              BENEFICIAL    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                          OWNERSHIP       CLASS
------------------------------------                          ----------    ----------
GREATER THAN 5% STOCKHOLDERS AND DIRECTORS:
Friedman, Billings, Ramsey Group, Inc.(1)...................   2,460,972        9.24%
  1001 19th Street North, 10th Floor
  Arlington, Virginia 22209
Gruber & McBaine Capital Management, LLC(2).................   1,851,000        6.95%
  50 Osgood Place, Penthouse
  San Francisco, CA 94133
Munder Capital Management(3)................................   1,794,100        6.74%
  480 Pierce Street, Suite 300
  P.O. Box 3043
  Birmingham, MI 48012-3043
Douglas A. Lindgren(4)......................................   3,526,685       13.24%
  Excelsior Private Equity Fund II, Inc.
  114 West 47th Street
  New York, New York 10036
Philip D. Black(5)..........................................   2,586,535        9.71%
  Entities affiliated with ABS Ventures
  One South Street, Suite 2150
  Baltimore, Maryland 21202
Gene Riechers...............................................       1,955           *
Jonathan B. Bulkeley(6).....................................     541,341        2.03%
Allison H. Abraham(7).......................................     126,000           *
Sunil Paul(8)...............................................      21,000           *

                                                              AMOUNT AND
                                                              NATURE OF
                                                              BENEFICIAL    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                          OWNERSHIP       CLASS
------------------------------------                          ----------    ----------
NAMED EXECUTIVE OFFICERS:
Stephen R. Chapin, Jr.(9)...................................          --          --
  16 Cornwall Street, NE
  Leesburg, VA 20176
Mark F. Bryant(10)..........................................      10,000           *
John A. Chapin(11)..........................................          --          --
David N. Mahony(12).........................................     239,378           *
Thomas Stockmeyer(13).......................................      34,016           *
All directors and current executive officers as a group (8
  persons)(14)..............................................   7,214,180       27.09%

---------------
  *  Less than 1%.

 (1) Based on a Form 13G/A which was filed April 12, 2001 with the SEC.

 (2) Based on a Form 13F for the period ending June 30, 2001 which was filed August 9, 2001 with the SEC.

 (3) Based on a Form 13F for the period ending June 30, 2001 which was filed August 14, 2001 with the SEC.

 (4) Represents shares held of record by Excelsior Venture Partners III, LLC. Mr. Lindgren, one of LifeMinders' directors, is the Co-Chief Executive Officer and Chief Investment Officer of Excelsior Venture Partners III, LLC. Mr. Lindgren disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Excelsior Venture Partners III, LLC.

 (5) Represents (a) 15,653 shares held by Philip D. Black directly, (b) 1,744,015 shares held of record by ABS Ventures LM L.L.C. (which shares were transferred from Pyramid Ventures, Inc., an affiliate of ABS Ventures LM L.L.C., in September 1999), the Managing Member of which is Calvert Capital II L.L.C., as to which Mr. Black shares voting and dispositive power, (c) 625,951 shares held of record by ABS Ventures IV, L.P., the general partner of which is Calvert Capital L.L.C., as to which Mr. Black shares voting and dispositive power, (d) 188,416 shares held of record by ABX Fund, L.P., the general partner of which is Calvert Capital II L.L.C., as to which Mr. Black shares voting and dispositive power, and (e) 12,500 shares held by Dunlap Black Investments, LP, as to which Mr. Black shares voting and dispositive power. Mr. Black, one of LifeMinders' directors, is a Manager of Calvert Capital L.L.C. and Calvert Capital II L.L.C. Mr. Black disclaims beneficial ownership of the shares of LifeMinders' common stock owned by ABS Ventures LM L.L.C., ABS Ventures IV, L.P., ABX Fund, L.P., and Dunlap Black Investments, L.P., except to the extent of his pecuniary interest in the named entities.

 (6) Represents (a) 485,659 shares owned directly, (b) 28,645 exercisable option shares and (c) 27,037 option shares exercisable within 60 days of August 1, 2001. Excludes 342,045 option shares that are not currently exercisable but will become fully exercisable immediately prior to the effective time of the merger provided that Mr. Bulkeley remains an employee of LifeMinders until the effective time of the merger, or is involuntarily terminated (as defined in the option agreement) prior to the effective time of the merger.

 (7) Represents (a) 1,000 shares owned directly, and (b) 125,000 option shares exercisable within 60 days of August 1, 2001. Excludes 375,000 option shares that are not currently exercisable but will become fully exercisable immediately prior to the effective time of the merger provided that Ms. Abraham remains an employee of LifeMinders until the effective time of the merger, or is involuntarily terminated (as defined in the option agreement) prior to the effective time of the merger.

 (8) Represents (a) 13,500 shares owned directly, (b) 6,666 exercisable option shares and (c) 834 option shares exercisable within 60 days of August 1, 2001.

 (9) Mr. Chapin was the President and Chairman of the Board of LifeMinders as of December 31, 2000 and resigned from both positions in January 2001. As of January 29, 2001, in connection with Mr. Chapin's separation from LifeMinders, Mr. Chapin surrendered his rights to all stock options previously granted, and as of February 6, 2001, Mr. Chapin and The Chapin 2000 GRAT sold all of the shares previously held by them.

(10) Mr. Bryant resigned as the Senior Vice President, Business Development of LifeMinders in March 2001. Mr. Bryant has exercised all of his outstanding stock options and sold all of his shares of LifeMinders' common stock, except for 10,000 shares.

(11) Mr. Chapin resigned as a Senior Vice President and the Secretary of LifeMinders in January 2001. As of January 29, 2001, in connection with Mr. Chapin's separation from LifeMinders, Mr. Chapin surrendered his rights to all stock options previously granted, and as of January 31, 2001, Mr. Chapin sold all of the shares previously held by him.

(12) Represents (a) 1,000 shares owned directly, (b) 98,156 exercisable option shares and (c) 140,222 shares that may be acquired upon exercise of outstanding stock options exercisable within 60 days of August 1, 2001. Excludes 375,000 option shares that are not currently exercisable but will become fully exercisable immediately prior to the effective time of the merger provided that Mr. Mahony remains an employee of LifeMinders until the effective time of the merger, or is involuntarily terminated (as defined in the option agreement) prior to the effective time of the merger.

(13) Represents 34,016 shares that may be acquired upon exercise of outstanding stock options.

(14) Excludes outstanding unvested options to purchase up to 1,298,295 shares of LifeMinders' common stock held by current directors and executive officers which will vest immediately prior to the effective time of the merger, if the optionholder is involuntarily terminated (as that term is defined in the option agreement) prior to the effective time of the merger, or if the optionholder remains an employee of LifeMinders until the effective time of the merger.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF LIFEMINDERS

     For the year ended December 31, 2000, there was no transaction or series of similar transactions to which LifeMinders was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any of LifeMinders' directors, executive officers, holder of more than 5% of its common stock or any member of the immediate family of these persons had or will have a direct or indirect material interest, other than the employment agreements, compensation agreements and other arrangements described under the heading "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" in LifeMinders' Annual Report on Form 10-K/A for that year.

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

                          PRICE RANGE OF COMMON STOCK

     Since August 1, 2000, Cross Media common stock has been traded on the American Stock Exchange under the symbol "XMM." From August 1, 2000 through December 28, 2000, Cross Media common stock was traded on the American Stock Exchange under the symbol "SSM." Prior to August 1, 2000, Cross Media common stock was quoted on the OTC Bulletin Board. LifeMinders became a public company on November 19, 1999. LifeMinders common stock trades on the Nasdaq National Market under the symbol "LFMN." Following the merger, Cross Media will deregister LifeMinders common stock under the Exchange Act, and the common stock of LifeMinders will cease trading on the Nasdaq National Market.

     The following table sets forth the range of high and low sale prices of Cross Media common stock from the second quarter of 1999, Cross Media's initial
listing period on the OTC Bulletin Board, through [               ], 2001:

                                                               CROSS MEDIA
                                                              --------------
                                                              HIGH      LOW
                                                              -----    -----
Fiscal Year Ended December 31, 1999:
  Second Quarter............................................  $8.00    $7.00
  Third Quarter.............................................   8.00     5.56
  Fourth Quarter............................................   5.88     1.06
Fiscal Year Ended December 31, 2000:
  First Quarter.............................................   3.63     1.50
  Second Quarter............................................   2.63     1.03
  Third Quarter.............................................   3.06     1.75
  Fourth Quarter............................................   2.63     1.00
Fiscal Year Ending December 31, 2001:
  First Quarter.............................................   2.38     0.80
  Second Quarter............................................   2.15     0.90
  Third Quarter through [               ], 2001.............

     The following table sets forth the range of high and low sale prices of the LifeMinders common stock from November 19, 1999, LifeMinders initial listing on
the Nasdaq National Market, through [               ], 2001:

                                                                LIFEMINDERS
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Fiscal Year Ended December 31, 1999:
  Fourth Quarter (November 19, 1999 through December 31,
     1999)..................................................  $62.50    $15.00
Fiscal Year Ended December 31, 2000:
  First Quarter.............................................   94.81     26.13
  Second Quarter............................................   70.00     22.63
  Third Quarter.............................................   33.25     16.25
  Fourth Quarter............................................   23.00      2.50
Fiscal Year Ending December 31, 2001:
  First Quarter.............................................    5.50      0.50
  Second Quarter............................................    1.71      0.50
  Third Quarter through [               ], 2001.............

     On July 18, 2001, the last full trading day prior to the public announcement of the proposed merger on which shares of Cross Media common stock were traded, the highest sale price of Cross Media common stock was $1.99 per share, the lowest sale price of Cross Media common stock was $1.95 per share and the last reported sale price of Cross Media common stock was $1.99 per share. On

[               ], 2001, the latest practicable date prior to the printing of this joint proxy statement/prospectus, the last reported sale price of Cross
Media common stock was $[               ] per share. CROSS MEDIA AND LIFEMINDERS
URGE STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE MERGER.

     On July 18, 2001, the last full trading day prior to the public announcement of the proposed merger, the highest sale price of LifeMinders common stock was $1.78 per share, the lowest sale price of LifeMinders common stock was $1.68 per share and the last reported sale price of LifeMinders common
stock was $1.75 per share. On [               ], 2001, the latest practicable
date prior to the printing of this joint proxy statement/prospectus, the last
reported sale price of LifeMinders common stock was $[               ] per
share. CROSS MEDIA AND LIFEMINDERS URGE STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO ANY DECISIONS WITH RESPECT TO THE MERGER.

     As of August 1, 2001, there were [          ] holders of record of Cross
Media common stock and 391 holders of record of LifeMinders common stock.

                    DESCRIPTION OF CROSS MEDIA CAPITAL STOCK

     Cross Media is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value
$0.001 per share. As of [               ], 2001, [          ] shares of Cross
Media common stock and 50,625 shares of Series A convertible preferred stock were outstanding. If the proposed amendment to Cross Media's amended and restated certificate of incorporation, as described on pages [ ] through [ ], is approved, Cross Media will be authorized to issue 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

     On [               ], 2001, a total of [          ] shares of common stock
of Cross Media were outstanding. The holders of common stock are entitled to one vote for each share so held and are entitled to notice of any stockholders meeting and to vote upon any matters as provided in our bylaws or as may be provided by law. Except for and subject to those rights expressly granted to holders of preferred stock, and except as may be provided by the laws of the State of Delaware, the holders of common stock have all other rights of stockholders, including without limitation:

     - the right to receive dividends, when, as and if declared by Cross Media's board of directors; and

     - in the event of any distribution of assets upon a liquidation or otherwise, the right to receive all the assets and funds of Cross Media remaining after the payment to the holders of the preferred stock of the specific amounts to which they are entitled.

PREFERRED STOCK

     The board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. Because Cross Media's board of directors has the power to establish preferences and rights of each class or series of preferred stock, it may afford the stockholders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Cross Media common stock. The issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a change of control of Cross Media.

     Cross Media currently has one series of preferred stock authorized, issued and outstanding, the Series A preferred stock. Cross Media has entered into an agreement with the holder of the Series A Shares which provides that all of the Series A Shares will be redeemed and/or converted into Cross Media common stock simultaneously with and conditioned upon the consummation of the merger or the terms of the Series A Shares will be amended if the merger is not completed as described on [ ]. Cross Media has no current plans to issue any additional shares of preferred stock.

     SERIES A CONVERTIBLE PREFERRED STOCK

     There are currently 50,625 shares of preferred stock outstanding. The face amount of the Series A preferred stock is $100 per share or a total of $5,062,500 for all of the outstanding Series A preferred stock.

     Dividends. Dividends are payable on the Series A preferred stock on July 1 and January 1 of each year at an annual rate of 10% of the face amount. Dividends are payable in cash or, if the conditions described in the certificate of designations are satisfied, in additional shares of common stock valued at the conversion price on the dividend payment date.

     Liquidation. In the event of Cross Media's liquidation, the shares of Series A preferred stock are entitled to receive a liquidation preference before any amounts are paid to holders of Cross Media common stock. The liquidation preference equals the stated value plus any accrued and unpaid dividends.

     Redemption. Subject to the agreements discussed below, Cross Media has the right to redeem all, but not less than all, of the outstanding Series A preferred stock at a redemption price of 100% of face value plus any accrued and unpaid dividends, provided that the average of the closing ask prices of the common stock of Cross Media for the 20 trading days preceding Cross Media's notice of redemption is less than $5.00 per share.

     Conversion. The Series A preferred stock are convertible at the option of the holder into a number of shares of Cross Media common stock determined by dividing the applicable conversion price into the stated value of the Series A preferred stock. The conversion price is currently equal to the lower of $1.9250 and 91% of the average of the three lowest, non-consecutive closing bid prices for the common stock of Cross Media during the 10 trading days preceding the date of the holder's notice to Cross Media of the conversion, with an exercise price of $1.50.

     The conversion price of the Series A preferred stock is currently subject to downward adjustment to equal the lowest price at which shares of Cross Media common stock or securities convertible into, or exchangeable or exercisable for, shares of Cross Media common stock, are issued while the Series A preferred stock remain outstanding, subject to certain exceptions. These exceptions include the issuance of shares of common stock upon conversion or exercise of outstanding options, warrants or convertible securities, the grant of options under Cross Media's stock option plans and the issuance of common stock upon exercise of those options. The conversion price of the Series A preferred stock is also subject to other anti-dilution protections.

     The terms of the Series A preferred stock, as amended, provide that the shares are not convertible if and to the extent that the issuance of shares of Cross Media common stock to the holder upon conversion would result in the holder being deemed to be the "beneficial owner" of 10% of more of the then outstanding shares of Cross Media common stock. This limitation would not prevent a holder from converting its Series A preferred stock into 9.9% of Cross Media's then outstanding common stock, subsequently selling shares of Cross Media's common stock, and then converting additional Series A convertible preferred stock. Thus, the total number of shares of common stock potentially issuable to the selling stockholder upon the conversion of the Series A preferred stock and exercise of the related warrants, in the aggregate, may equal or exceed 10% of Cross Media's outstanding common stock.

     Voting Rights. The shares of Series A preferred stock have no right to vote, except as otherwise provided by law or with respect to certain matters specified in the certificate of designations. These include changing the rights, preference or privileges of the Series A preferred stock, creation of a new class or series of stock having equal or preferential rights to the Series A Shares upon a liquidation, increasing the number of authorized Series A preferred stock or changing the rights, preferences or privileges of any other class of stock in a manner that adversely affects the Series A preferred stock. However, the holders of Series A preferred stock are entitled to receive prior notification of a meeting of the stockholders, including copies of any information sent to the stockholders. If the holders of Series A preferred stock are entitled by law to vote on any matter as a class, the affirmative vote of a majority of the Series A preferred stock is required to approve the matter. To the extent that the holders of Series A preferred stock are entitled by law to vote together with the holders of common stock, each holder of Series A preferred stock is entitled to a number of votes equal to the number of shares of common stock into which that holder's Series A preferred stock are then convertible.

     AGREEMENT TO AMEND THE SERIES A CONVERTIBLE PREFERRED STOCK

     On July 18, 2001, Cross Media entered into agreements with Shaar which provide that the following will occur, simultaneously with and conditioned upon the consummation of the merger:

     - Cross Media will redeem 25,312.5 Series A Shares for a cash payment of $2,531,250, or $100 per share, provided that Shaar may elect to convert these shares into shares of Cross Media common stock at a conversion price of $1.48 per share, in which event Shaar would receive 1,710,304 shares of common stock; and Shaar will convert the remaining 25,312.2 Series A Shares, at a conversion price of $1.48 per share, into 1,710,304 shares of common stock.

     - In consideration of Shaar's agreement to convert at least half of the Series A Shares into Cross Media common stock, Cross Media will pay Shaar $968,750. Shaar may elect to receive this payment:

         - wholly in cash;

         - in cash and Cross Media common stock, based on a $1.48 price per share; or

         - wholly in Cross Media common stock.

     - All accrued and unpaid dividends on the Series A Shares that are converted and redeemed will be paid through the issuance of additional shares of Cross Media common stock, based upon the $1.48 per share conversion price.

     - The warrants to purchase 375,000 shares of Cross Media common stock issued to Shaar in connection with its purchase of the Series A Shares will be amended to replace the existing anti-dilution provisions with standard broad-based weighted average anti-dilution provisions. Cross Media will issue to Shaar additional five-year warrants to purchase 250,000 shares of its common stock with an exercise price of $1.9845. These warrants will have the same anti-dilution provisions as the amended warrants referred to above.

     These agreements with Shaar also provide that, if the merger agreement is terminated or the merger is not completed by June 18, 2002, Shaar must elect to do one of the following:

     - Exchange the Series A Shares for a new series of convertible preferred stock with a conversion price fixed at $1.48 per share, subject to broad-based weighted average anti-dilution protection. Cross Media would be required to redeem these shares at their stated value, $100 per share, plus accrued and unpaid dividends on June 9, 2004, but would have no right to redeem the shares at any time prior to June 9, 2004. The new series would contain substantially the same provisions with respect to dividends, voting rights, protective provisions, liquidation preference and seniority as the existing Series A Shares. If Shaar elects this alternative, Shaar's existing warrants to purchase 375,000 shares of Cross Media common stock will be amended to provide for standard broad-based weighted average anti-dilution provisions, but Cross Media will not issue additional warrants to the holder; or

     - Exchange the Series A Shares for a new series of convertible preferred stock with the same terms and provisions as the existing Series A Shares, except that, during the period beginning on the date of the exchange through the earlier of the six month anniversary of the date of the exchange and June 9, 2002, the minimum conversion price for the shares in the new series will be $1.50 per share, and Cross Media will not be permitted to redeem the shares in the new series.

     Cross Media's agreements with Shaar also provide that during the period from July 18, 2001 through the earlier of the closing of the merger and the exchange of new Series A Shares for a new series of preferred stock described above, but in any event no later than July 18, 2002, the minimum conversion price for the Series A Shares will be $1.50, unless an anti-dilution adjustment reduces the conversion price to less than $1.50, in which event the $1.50 minimum would no longer apply, and Cross Media will not be permitted to redeem the Series A Shares.

REGISTRAR AND TRANSFER AGENT

     Cross Media's registrar and transfer agent is Computershare Trust Company Inc.

ANTI-TAKEOVER PROVISIONS

     Cross Media is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, referred to as DGCL. Section 203 restricts an "interested stockholder" from engaging in a business combination with Cross Media for three years following the time that person became an interested stockholder unless:

     - the board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained this status;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and certain employee stock option plans; or

     - at or subsequent to the time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of Cross Media's outstanding voting stock that is not owned by the interested stockholder.

     A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     In addition, in accordance with Section 161 of the DGCL, the board of directors of Cross Media can, without stockholder approval, issue shares of capital stock, which may have the effect of delaying, deferring or preventing a change of control of Cross Media. Other than pursuant to the merger, Cross Media has no plan or arrangement for the issuance of any shares of capital stock other than in the ordinary course or pursuant to the 1998 Cross Media Stock Option Plan.

     Provisions of Cross Media's certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, deter or prevent a merger, tender offer, proxy contest or other takeover attempt. The following discussion is a general summary of these provisions which might be determined to have a potential "anti-takeover" effect. Reference should be made in each case to Cross Media's certificate of incorporation and bylaws. See "Where You Can Find More Information" for information regarding how to obtain a copy of these documents.

     Cross Media's certificate of incorporation authorizes the Cross Media board of directors to issue up to 10,000,000 shares of preferred stock with terms, rights, preferences and designations as the board of directors may determine and without any vote of the stockholders, unless otherwise required by law.

     Cross Media's bylaws fix the number of directors at one or more as determined by resolution of the board of directors. The board of directors of Cross Media is currently comprised of five directors, and there are two vacancies on the board of directors. After the merger, the number of directors on Cross Media's board of directors will be seven.

     Stockholders are not entitled to cumulate their votes in connection with the election of directors. As a result, a person or group controlling the majority of shares of Cross Media common stock can elect all of the directors. Following the merger, assuming no exercise or conversion of options, warrants or other equity rights and if approximately 82% of LifeMinders common stock is converted into Cross Media common stock, the board of directors of Cross Media will own 1,070,291 shares of Cross Media common stock representing approximately 1.6% of the issued and outstanding Cross Media common stock which may allow it to control actions taken by stockholders, including the election of directors. See "Principal Stockholders of Cross Media" and "Risk Factors."

     Cross Media's bylaws provide that special meetings of stockholders may only be called by the Chairman of the Board.

     Cross Media's certificate of incorporation and bylaws contain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate the directors' liability for monetary damages for a breach of fiduciary duty to the fullest extent permitted by the DGCL. Cross Media's certificate of incorporation and bylaws also contain provisions which provide for the indemnification of its directors and officers to the fullest extent permitted by the DGCL.

                    DESCRIPTION OF LIFEMINDERS CAPITAL STOCK

GENERAL

     LifeMinders' authorized capital stock consists of 60,000,000 shares of common stock, $0.01 par value, and 9,665,240 shares of preferred stock, $0.01 par value. The following is a summary of material terms of the common stock and the preferred stock. The summary is subject to, and qualified in its entirety by, LifeMinders restated certificate of incorporation and bylaws and by the provisions of applicable law.

COMMON STOCK

     As of August 1, 2001, there were 26,625,463 shares of LifeMinders common stock outstanding that were held of record by 391 stockholders. The holders of LifeMinders common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for this purpose. In the event of the liquidation, dissolution or winding up of LifeMinders, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any remaining prior distribution rights of preferred stock. The LifeMinders common stock has no cumulative voting, preemptive or conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     The LifeMinders' board of directors has the authority to issue up to 9,665,240 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of LifeMinders without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. As of August 1, 2001, no shares of LifeMinders' preferred stock were issued or outstanding and LifeMinders has no plans to issue any of the preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     LifeMinders has a classified board of directors, divided into three staggered classes. One class of directors is elected at each annual meeting of the stockholders. The bylaws provide that stockholders may call a special meeting of stockholders only upon a written request of stockholders owning at least 25% of the capital stock. These provisions of the restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of LifeMinders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of LifeMinders. These provisions are designed to reduce LifeMinders' vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for the company's shares and, as a consequence, they also may inhibit fluctuations in the market price of its shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in LifeMinders' management.

 DELAWARE LAW

     LifeMinders is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless:

     - the board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained this status;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and certain employee stock option plans; or

     - at or subsequent to the time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of LifeMinders' outstanding voting stock that is not owned by the interested stockholder.

     A "business combination" includes a merger, asset or stock sale, issuance of voting stock and certain other transactions. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

REGISTRATION RIGHTS

     LifeMinders has granted certain holders of its outstanding common stock registration rights. Pursuant to these rights, LifeMinders has filed two registration statements on Form S-3 under the Securities Act covering, respectively, 1,252,198 and 639,713 shares of common stock of LifeMinders. As of August 2001, the Securities and Exchange Commission had not declared these registration statements effective.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for LifeMinders common stock is American Stock Transfer & Trust Company.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     Cross Media and LifeMinders are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Cross Media capital stock and LifeMinders capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. After the merger is completed, the rights of LifeMinders stockholders who become Cross Media stockholders will be governed by Cross Media's certificate of incorporation and bylaws and the DGCL.

     The following is a summary of the material differences between Cross Media stockholders' rights and LifeMinders stockholders' rights. This summary is qualified in its entirety by references to applicable provisions of the DGCL, Cross Media's certificate of incorporation and bylaws and LifeMinders' certificate of incorporation and bylaws.

CAPITAL

     CROSS MEDIA. Cross Media has the authority to issue 110,000,000 shares of capital stock consisting of 100,000,000 shares of common stock with a par value of $.001 per share and 10,000,000 shares of preferred stock with a par value of $.001 per share. If the proposed amendment and restatement to Cross Media's certificate of incorporation, as described on pages [ ] through [ ], is approved, Cross Media will be authorized to issue 150,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

     LIFEMINDERS. LifeMinders has the authority to issue 69,665,240 shares of capital stock, consisting of 60,000,000 shares of common stock with a par value of $.01 per share and 9,665,240 shares of preferred stock with a par value of $.01 per share, of which (i) 1,000,000 shares are designated Series A convertible preferred stock with a par value of $.01 per share, (ii) 1,000,000 shares are designated Series B convertible preferred stock with a par value of $.01 per share, (iii) 2,620,373 are designated Series C convertible preferred stock with a par value of $.01 per share, (iv) 2,252,874 shares are designated Series D convertible preferred stock with a par value of $.01 per share and (v) 2,791,993 shares are designated Series E convertible preferred stock with a par value $.01 per share. No shares of LifeMinders preferred stock are outstanding.

PREFERRED STOCK

     CROSS MEDIA. Cross Media's certificate of incorporation authorizes the board of directors to issue from time to time preferred stock in one or more classes or series, each of which class or series shall have the distinctive designation or title as is fixed by the board of directors. Prior to the issuance of any class or series of preferred stock, Cross Media's board of directors will fix the voting powers, full or limited, or no voting powers, and preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions relating to the class or series of preferred stock.

     Cross Media currently has one series of preferred stock authorized, issued and outstanding, the Series A preferred stock. Cross Media has entered into an agreement with the holder of the Series A Shares which provides that all of the Series A Shares will be redeemed and/or converted into Cross Media common stock simultaneously with and conditioned upon the consummation of the merger or the terms of the Series A Shares will be amended if the merger is not completed as described on page [ ]. Cross Media has no current plans to issue any additional shares of preferred stock.

     LIFEMINDERS. LifeMinders' certificate of incorporation authorizes the board of directors to provide for the issuance of the shares of preferred stock in series, and by filing a certificate to establish from time to time the number of shares to be included in each series and the qualifications, limitations or restrictions thereof. The authority of the board of directors includes, but is not limited to the following:

     - The number of shares constituting that series and the distinctive designation of that series;

     - The dividend rate, if any on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

     - Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights;

     - Whether that series shall have conversion obligations or privileges, and, if so, the terms and conditions of the conversion, including provision for adjustment of the conversion rate in such events as the board of directors shall determine;

     - Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of the redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     - Whether that series shall have a sinking fund for the redemption or purchases of shares of that series, and, if so, the terms and amount of the sinking fund;

     - The rights of the shares of that series in the event of voluntary or involuntary liquidation dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

     - Any other relative rights, preferences and limitations of that series.

STOCKHOLDER VOTING

     CROSS MEDIA. DGCL Section 212 provides that unless otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by a stockholder.

     LIFEMINDERS. LifeMinders' certificate of incorporation provides that each holder of shares of common stock shall be entitled to one vote for each share of common stock held on all matters as to which holders of common stock shall be entitled to vote. In addition to the rights provided by law, each share of preferred stock shall entitle the holder to a number of votes as shall equal the number of shares of common stock into which the share of preferred stock is convertible. The holders of preferred stock shall be entitled to vote on all matters as to which holders of common stock shall be entitled to vote, in the same manner and with the same effect as the holders of common stock, voting together with the holders of common stock as one class.

CUMULATIVE VOTING

     CROSS MEDIA. Neither Cross Media's certificate of incorporation nor its bylaws provide for cumulative voting.

     LIFEMINDERS. LifeMinders' bylaws provide that each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted.

MEETING OF STOCKHOLDERS

     CROSS MEDIA. Cross Media's bylaws provide that an annual meeting of the stockholders for the election of directors shall be held on a date and at a time as may be designated, from time to time, by resolution of the board of directors. Cross Media's bylaws also provide that special meetings of the stockholders for the purpose of any action which the stockholders are permitted to take under the DGCL may be called at any time by the chairman of the board.

     LIFEMINDERS. LifeMinders' bylaws provide that an annual meeting of the stockholders shall be held as may be fixed from time to time by the board of directors. LifeMinders' bylaws provide that special meetings of stockholders may be called by the chairman of the board, the president, the board of directors or by the secretary upon a request in writing by the stockholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting.

PREEMPTIVE RIGHTS

     Neither Cross Media stockholders nor LifeMinders stockholders have a preemptive right to acquire or subscribe to any or all additional issues of stock.

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

     CROSS MEDIA. Cross Media's bylaws provide that the board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors. Currently, the board of directors is composed of five directors and there are two vacancies.

     LIFEMINDERS. LifeMinders' bylaws provide that the number of directors shall not be less than seven; provided, however, that this number may be increased and thereafter decreased or increased from time to time by a vote of a majority of the board of directors. The number of directors shall not exceed 11. Currently, the board of directors is composed of six directors.

     The directors are divided into three classes with the term of office of the first class to expire in the first year, the second class to expire in the second year, and the third class to expire in the third year.

REMOVAL OF DIRECTORS

     Cross Media and LifeMinders are both subject to DGCL Section 141 which provides that any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares entitled to vote at an election of the directors.

                                 LEGAL MATTERS

     The validity of the shares of Cross Media common stock offered hereby will be passed upon for Cross Media by Blank Rome Comisky & McCauley LLP. Certain legal matters will be passed upon for LifeMinders by Shaw Pittman LLP, a limited liability partnership including professional corporations, McLean, Virginia.

                                    EXPERTS

     The consolidated financial statements of Cross Media, as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 included elsewhere in this joint proxy statement/ prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears therein, given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of LifeMinders as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this joint proxy statement/ prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial information is based upon and should be read in conjunction with the historical consolidated financial statements and related notes of Cross Media and LifeMinders included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below. This information is not necessarily indicative of the operating results or of the financial position that would have occurred if the merger had been consummated and the Series A Shares had been redeemed and converted as of the dates or for the periods indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. The unaudited pro forma combined condensed financial information does not reflect any adjustments to conform accounting practices, except for certain reclassifications, or to reflect any cost savings or other synergies anticipated as a result of the merger.

     The following unaudited pro forma combined condensed financial statements reflect adjustments to the historical consolidated balance sheets and statements of operations of Cross Media and LifeMinders to give effect to the merger under the purchase method of accounting and the redemption and conversion by Cross Media of all of its outstanding Series A Shares simultaneously with and conditioned upon the consummation of the merger, as discussed in detail below. The unaudited pro forma combined condensed balance sheet of Cross Media and LifeMinders as of June 30, 2001 combines Cross Media's balance sheet at June 30, 2001 with LifeMinders' balance sheet at June 30, 2001, and gives pro forma effect to the merger and conversion and redemption of the Series A Shares at that date. The unaudited pro forma combined condensed statements of operations for the six months ended June 30, 2001, and for the year ended December 31, 2000, combine the historical results of operations of Cross Media and LifeMinders for the periods presented and assume that the merger and the conversion and redemption of the Series A Shares had occurred at the beginning of the periods presented.

     The unaudited pro forma combined condensed financial statements for the year ended December 31, 2000, and as of and for the six months ended June 30, 2001, include adjustments to give effect to the conversion and redemption by Cross Media of its outstanding 50,625 Series A Shares. Cross Media will also issue 407,320 shares of common stock to the holder in settlement of accrued dividends. Under the terms of the agreement with the holder of the Series A Shares, the redemption and conversion of the Series A Shares will occur simultaneously with and is conditioned upon the consummation of the merger. The pro forma balance sheet also includes adjustments to account for dividends associated with the conversion and redemption of the Series A Shares by Cross Media as additional purchase price, because under the amended and restated merger agreement Cross Media must redeem or convert all of the outstanding 50,625 Series A Shares in order to consummate the merger with LifeMinders.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                              AS OF JUNE 30, 2001
                                  (UNAUDITED)

                                       CROSS                             PRO FORMA
                                      MEDIA(A)    LIFEMINDERS(B)    ADJUSTMENTS(C)(D)(E)     TOTAL
                                      --------    --------------    --------------------    --------
                                                          (AMOUNTS IN THOUSANDS)
Current assets:
  Cash and cash equivalents.........  $  1,808      $  53,791            $ (30,500)(f)      $ 25,099
  Marketable securities.............        --          1,000                   --             1,000
  Accounts receivable, net..........    30,703          1,165                   --            31,868
  Prepaid expenses and other current
     assets.........................     6,815            767                   --             7,582
                                      --------      ---------            ---------          --------
       Total current assets.........    39,326         56,723              (30,500)           65,549
                                      --------      ---------            ---------          --------
Property and equipment, net.........     2,146          2,517               (2,017)(g)         2,646
Intangible assets...................        --             --                6,000(h)          6,000
Goodwill............................     7,943             --                5,093(i)         13,036
Restricted cash.....................        --            100                   --               100
Other assets........................     2,250            595                 (427)(j)         2,418
                                      --------      ---------            ---------          --------
       Total assets.................  $ 51,665      $  59,935            $ (21,851)         $ 89,749
                                      ========      =========            =========          ========
Current liabilities:
  Revolving credit facility.........  $ 14,580      $      --            $      --          $ 14,580
  Accounts payable and accrued
     expenses.......................     5,930          5,098                 (507)(k)        10,521
  Amounts due to publishers.........     8,861             --                   --             8,861
  Deferred revenue..................     2,372             64                   --             2,436
  Capital lease obligations.........        --          1,069                   --             1,069
                                      --------      ---------            ---------          --------
       Total current liabilities....    31,743          6,231                 (507)           37,467
                                      --------      ---------            ---------          --------
Deferred rent.......................        --             50                   --                50
                                      --------      ---------            ---------          --------
       Total liabilities............    31,743          6,281                 (507)           37,517
Stockholders' equity:
  Convertible preferred stock.......     3,304             --               (3,304)(l)            --
  Common stock......................        37            266                 (241)(m)            62
  Additional paid-in capital........    70,729        248,735             (213,093)(n)       106,371
  Deferred compensation.............        --         (1,077)               1,024(o)            (53)
  Treasury stock....................      (600)            --                   --              (600)
  Note receivable -- common stock...      (698)            --                   --              (698)
  Accumulated deficit...............   (52,850)      (194,270)             194,270(p)        (52,850)
                                      --------      ---------            ---------          --------
       Total stockholders' equity...    19,922         53,654              (21,344)           52,232
                                      --------      ---------            ---------          --------
       Total liabilities and
          stockholders' equity......  $ 51,665      $  59,935            $ (21,851)         $ 89,749
                                      ========      =========            =========          ========

---------------
(a) Derived from the unaudited historical consolidated balance sheet of Cross Media as of June 30, 2001.

(b) Derived from the unaudited historical consolidated balance sheet of Lifeminders as of June 30, 2001.

Footnotes continue on the following pages.

     (c) The following table summarizes the unaudited pro forma combined condensed balance sheet adjustments attributable to the merger of LifeMinders into Cross Media, and the redemption and conversion of the Series A Shares by Cross Media:

                                                                CONVERSION AND
                                               MERGER OF         REDEMPTION OF        TOTAL
                                              LIFEMINDERS          SERIES A         PRO FORMA
                                            INTO CROSS MEDIA        SHARES         ADJUSTMENTS
                                            ----------------    ---------------    -----------
                                                          (AMOUNTS IN THOUSANDS)
Assets:
  Cash....................................     $ (27,000)           $(3,500)        $ (30,500)
  Property and equipment..................        (2,017)                --            (2,017)
  Intangible assets.......................         6,000                 --             6,000
  Goodwill................................         3,809              1,284             5,093
  Other assets............................          (427)                --              (427)
                                               ---------            -------         ---------
     Total assets.........................     $ (19,635)           $(2,216)        $ (21,851)
                                               =========            =======         =========
Liabilities:
  Accounts payable and accrued expenses...     $      --            $  (507)        $    (507)
Stockholders' equity:
  Preferred stock.........................            --             (3,304)           (3,304)
  Common stock............................          (243)                 2              (241)
  Additional paid-in capital..............      (214,686)             1,593          (213,093)
  Deferred compensation...................         1,024                 --             1,024
  Accumulated deficit.....................       194,270                 --           194,270
                                               ---------            -------         ---------
     Total stockholders' equity...........       (19,635)            (1,709)          (21,344)
                                               ---------            -------         ---------
     Total liabilities and stockholders'
       equity.............................     $ (19,635)           $(2,216)        $ (21,851)
                                               =========            =======         =========

     (d) The following table provides a preliminary analysis of (1) the aggregate purchase price of LifeMinders, and (2) the allocation of excess of the purchase price over the adjusted book value of the net assets acquired to the fair value of the assets acquired and liabilities assumed. This preliminary analysis is based on certain assumptions that Cross Media believes are reasonable including the assumption that the aggregate merger consideration that Cross Media will pay to the LifeMinders stockholders will consist of the maximum cash consideration of $24 million and approximately 22.3 million shares of Cross Media common stock. The fair market value of the common stock included in the pro forma determination of the purchase price was determined by using the average closing price of Cross Media common stock during the several days preceding August 20, 2001, in accordance with Emerging Issues Task Force ("EITF"), Issue 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination."

     The determination of the purchase price by Cross Media in accordance with EITF 99-12 is not necessarily indicative of and could differ significantly from the value of the merger consideration to be issued to the LifeMinders stockholders.

                                                              (AMOUNTS IN
                                                              THOUSANDS)
Fair market value of equity securities issued as merger
  consideration:
  Common stock..............................................    $32,334
  Stock options.............................................      1,684
Cash consideration..........................................     24,000
Transaction expenses........................................      3,000
                                                                -------
Total purchase price........................................     61,018
Adjusted book value of net assets acquired..................     51,209
                                                                -------
Purchase price in excess of adjusted book value of net
  assets acquired...........................................    $ 9,809
                                                                =======
Excess purchase price allocated to:
  Intangible assets.........................................      6,000
  Goodwill..................................................      3,809
                                                                -------
                                                                $ 9,809
                                                                =======

     (e) The following table summarizes the effect of the redemption and conversion of all of Cross Media's outstanding Series A Shares:

                                                                      COMMON STOCK
                                    SERIES A SHARES                     ISSUED IN
                                -----------------------   NON-CASH    SETTLEMENT OF
                                REDEMPTION   CONVERSION   DIVIDENDS     DIVIDENDS      TOTAL
                                ----------   ----------   ---------   -------------   -------
                                                   (AMOUNTS IN THOUSANDS)
Assets:
  Cash........................   $(2,531)     $  (969)       $--          $  --       $(3,500)
  Goodwill....................       879           12         89            304         1,284
                                 -------      -------        ---          -----       -------
     Total assets.............    (1,652)        (957)        89            304        (2,216)
                                 =======      =======        ===          =====       =======
Liabilities:
  Accounts payable and accrued
     expenses.................        --           --         --          $(507)      $  (507)
Stockholders' equity:
  Preferred stock.............    (1,652)      (1,652)        --             --        (3,304)
  Common stock................        --            2         --             --             2
  Additional paid-in
     capital..................        --          693         89            811         1,593
                                 -------      -------        ---          -----       -------
     Total stockholders'
       equity.................    (1,652)        (957)        89            811        (1,709)
                                 -------      -------        ---          -----       -------
     Total liabilities and
       stockholders' equity...   $(1,652)     $  (957)       $89          $ 304       $(2,216)
                                 =======      =======        ===          =====       =======

     (f) Represents the sum of (1) the estimated cash consideration of $24 million to be paid to LifeMinders stockholders in the merger, (2) transaction expenses estimated to be $3 million, and (3) the estimated $3.5 million to be paid to the holder of the Series A Shares in connection with the redemption of the Series A Shares upon and subject to the completion of the merger, consisting of a cash payment of approximately $2.5 million to redeem 25,312.50 Series A Shares, and $1 million to be paid to the holder of the Series A Shares in consideration of the holder's agreement to convert half of its Series A Shares into Cross Media common stock.

     (g) Represents a reduction in the historical cost basis of LifeMinders' property and equipment to the estimated fair value of assets to be used by Cross Media in ongoing operations after the merger is completed.

     (h) Represents the estimated fair value of the LifeMinders member database and related proprietary software architecture, each for $3 million, with the aggregate fair value amounting to $6 million.

     (i) Represents the unallocated portion of the purchase price in excess of the estimated fair value of assets acquired and liabilities assumed of $3.8 million, and $1.3 million of transaction costs associated with the redemption and conversion of the Series A Shares, which is conditioned upon completion of the merger.

     (j) Represents the elimination of a portion of LifeMinders' historical other assets, principally consisting of approximately $427,000 in pre-paid long-term insurance, which will not be assumed by Cross Media.

     (k) Represents the elimination of the contractual dividend payable to the holder of the Cross Media Series A Shares. Under the Series A agreement, Cross Media issued 407,320 shares of its common stock to the holder of the Series A in settlement of the accrued dividends.

     (l) Represents the redemption and conversion of the 50,625 outstanding Series A Shares simultaneously with and conditioned upon the consummation of the merger. It is a condition to the consummation of the merger that all of the Series A Shares will be converted into shares of Cross Media common stock and/or redeemed simultaneously with the merger.

     (m) Represents the elimination of LifeMinders' historical common stock of $266,000, less the issuance of (1) shares of Cross Media common stock with an aggregate estimated par value of $22,300 in the merger and (2) shares of Cross Media common stock with an aggregate par value of $2,117 to the holder of the Series A Shares upon conversion of 25,312.5 of the outstanding Series A Shares and settlement of accrued dividends payable.

     (n) Represents the elimination of LifeMinders' historical additional paid-in capital of $248.7 million, less (1) $32.3 million, representing the estimated additional paid-in capital of the shares of Cross Media common stock to be issued in the merger, (2) additional paid-in capital of approximately $1.7 million, representing the aggregate fair market value of the vested portion of the stock options to be issued in the merger, (3) $50,000 in deferred compensation representing an allocation of the aggregate merger consideration to the unvested portion of stock options to be issued in the merger, and (4) approximately $1.65 million representing the value of common stock and warrants issued in settlement of dividends on the Series A Shares and the conversion of 25,312.5 Series A Shares to shares of Cross Media common stock.

     (o) Represents the elimination of LifeMinders' historical deferred compensation in the amount of approximately $1.0 million, less approximately $53,000 in deferred compensation representing an allocation of the aggregate merger consideration to the unvested portion of stock options to be issued in the merger.

     (p) Represents the elimination of LifeMinders' historical accumulated deficit.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                  (UNAUDITED)

                                                                             PRO FORMA
                                        CROSS MEDIA(A)    LIFEMINDERS(B)    ADJUSTMENTS       TOTAL
                                        --------------    --------------    -----------      --------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues, net.........................     $43,278           $  7,347        $     --        $ 50,625
                                           -------           --------        --------        --------
Direct costs and expenses:
  Commission expense..................      20,864                 --              --          20,864
  Other direct costs..................      11,432              4,339           5,524(c)       21,295
  Impairment of long-lived assets.....          --              2,497              --           2,497
                                           -------           --------        --------        --------
                                            32,296              6,836           5,524          44,656
Gross profit (loss)...................      10,982                511          (5,524)          5,969
                                           -------           --------        --------        --------
Operating expenses:
  Sales and marketing.................          --             11,356         (11,356)(d)          --
  Research and development............          --              2,607            (207)(e)       2,400
  General and administrative..........       6,020              7,097             (94)(e)      13,023
  Depreciation and amortization.......         476              2,222          (2,222)(f)         476
  Impairment of long-lived assets.....          --             15,526              --          15,526
  Restructuring charge................          --             14,248                          14,248
                                           -------           --------        --------        --------
     Total operating expenses.........       6,496             53,056         (13,879)         45,673
                                           -------           --------        --------        --------
Income (loss) from operations.........       4,486            (52,545)          8,355         (39,704)
Interest income (expense), net........        (951)             1,625              --             674
Gain on sale of assets................          --                229              --             229
                                           -------           --------        --------        --------
Net income (loss) before income
  taxes...............................       3,535            (50,691)          8,355         (38,801)
Income tax provision..................         708                 --              --             708
                                           -------           --------        --------        --------
Net income (loss).....................       2,827            (50,691)          8,355         (39,509)
Preferred dividends...................      (1,258)                --             252(g)       (1,006)
                                           -------           --------        --------        --------
Net loss available to common
  stockholders........................     $ 1,569           $(50,691)       $  8,607        $(40,515)
                                           =======           ========        ========        ========
Income (loss) per applicable common
  share
  Basic...............................     $  0.05           $  (1.94)                       $  (0.69)
                                           =======           ========                        ========
  Diluted.............................     $  0.04           $  (1.94)(h)                    $  (0.69)(h)
                                           =======           ========                        ========
Weighted average common shares and
  common share equivalents
  Basic...............................      34,193             26,079          24,418(i)       58,611(i)
                                           =======           ========        ========        ========
  Diluted.............................      36,480             26,079          24,418(j)       58,611(j)
                                           =======           ========        ========        ========

Footnotes appear on following page.

(a) Derived from the unaudited historical consolidated statement of operations data of Cross Media for the six months ended June 30, 2001.

(b) Derived from the unaudited historical consolidated statement of operations data of LifeMinders for the six months ended June 30, 2001.

(c) Represents (1) $7.1 million of LifeMinders' sales and marketing costs reclassified to direct costs to conform to the presentation used by Cross Media, (2) $1.0 million in estimated amortization expense relating to the acquisition of the LifeMinders' member database and technology, which will be amortized over a period of three years, offset by (3) an aggregate reduction of approximately $2.6 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(d) Includes $7.1 million of sales and marketing costs reclassified to direct costs as noted in (c) above, plus an aggregate reduction of $3.9 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values, and a net reduction of $0.3 million representing the amortization of deferred compensation.

(e) Represents the reversal of deferred compensation expense to be eliminated upon consummation of the merger.

(f) Represents the reversal of depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(g) Represents the elimination of the contractual dividends payable to the holder of the Series A Shares included in Cross Media's historical statement of operations.

(h) Historical basic and diluted loss per applicable common share, and pro forma basic and diluted net loss per applicable common share are the same, because LifeMinders reported a loss for the period and the pro forma combined company would have a loss and the effect would be antidilutive.

(i) The basic pro forma weighted average number of shares outstanding is equal to the historical number of weighted average shares outstanding, increased by 24,417,197 shares representing the effect of issuing (1) 22,299,753 shares of Cross Media common stock in exchange for all of the outstanding shares of common stock of LifeMinders in the merger, (2) 1,710,304 shares of Cross Media common stock to the holder of the Series A Shares in connection with the conversion of the Series A Shares to Cross Media common stock, and
    (3) 407,320 shares of Cross Media common stock to the holder of the Series A Shares in settlement of accrued dividends.

(j) The diluted pro forma weighted average number of shares outstanding is equal to the historical number of weighted average shares outstanding, (1) increased by 24,417,197 shares representing the effect of issuing (x) 22,299,753 shares of Cross Media common stock in exchange for all of the outstanding shares of common stock of LifeMinders in the merger, (y) 1,710,304 shares of Cross Media common stock to the holder of the Series A Shares in connection with the conversion of the Series A Shares to Cross Media common stock and (z) 407,320 shares of Cross Media common stock to the holder of the Series A Shares in settlement of accrued dividends, and (2) decreased by approximately 2,287,000 shares included in the diluted historical weighted average number of shares outstanding because the pro forma combined company would have reported a loss and the effect would be antidilutive.

   UNAUDITED PRO FORMA COMBINED CONDENSED PRO FORMA STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

                                                                                  PRO FORMA
                                             CROSS MEDIA(A)    LIFEMINDERS(B)    ADJUSTMENTS        TOTAL
                                             --------------    --------------    -----------      ---------
                                                    (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues, net............................       $ 55,488         $  53,926        $     --        $ 109,414
Direct costs and expenses:
  Commission expense.....................         30,761                --              --           30,761
  Other direct costs.....................         10,617             6,873          66,430(c)        83,920
  Impairment of long-lived assets........             --             5,969              --            5,969
                                                --------         ---------        --------        ---------
                                                  41,378            12,842          66,430          120,650
                                                --------         ---------        --------        ---------
Gross profit (loss)......................         14,110            41,084         (66,430)         (11,236)
                                                --------         ---------        --------        ---------
Operating expenses:
  Sales and marketing....................             --            70,897         (70,897)(d)           --
  Research and development...............             --             7,758            (668)(e)        7,090
  General and administrative.............         13,477            17,274            (418)(e)       30,333
  Amortization of goodwill...............             --             9,571                            9,571
  Depreciation and amortization..........            556             2,829          (2,829)(f)          556
  Impairment of long-lived assets........             --            48,017              --           48,017
                                                --------         ---------        --------        ---------
    Total operating expenses.............         14,033           156,346         (74,812)          95,567
                                                --------         ---------        --------        ---------
Income (loss) from operations............             77          (115,262)          8,382         (106,803)
Interest income (expense), net...........         (4,016)            5,779                            1,763
Equity in net losses of investee.........             --               (25)             --              (25)
                                                --------         ---------        --------        ---------
Net income (loss) before income taxes....         (3,939)         (109,508)          8,382         (105,065)
Income tax provision.....................            279                --              --              279
                                                --------         ---------        --------        ---------
Net income (loss)........................         (4,218)         (109,508)          8,382         (105,344)
Extraordinary loss on extinguishment of
  acquisition liability..................           (767)               --              --             (767)
                                                --------         ---------        --------        ---------
Net income (loss)........................         (4,985)         (109,508)          8,382         (106,111)
Preferred dividends......................        (39,603)               --             255(g)       (39,348)
                                                --------         ---------        --------        ---------
Net loss available to common
  stockholders...........................       $(44,588)        $(109,508)       $  8,637        $(145,459)
                                                ========         =========        ========        =========
Basic and diluted net loss per share:
  Loss before extraordinary item.........       $  (1.81)        $   (4.59)                       $   (2.98)
  Extraordinary loss on extinguishment of
    acquisition liability................          (0.03)               --                            (0.02)
                                                --------         ---------                        ---------
  Net loss per share.....................       $  (1.84)        $   (4.59)                       $   (3.00)
                                                ========         =========                        =========
Basic and diluted weighted average common
  shares and common share equivalents....         24,284            23,855          24,182(h)        48,466
                                                ========         =========        ========        =========

Footnotes appear on following page.

(a) Derived from the historical consolidated statement of operations data of Cross Media for the year ended December 31, 2000.

(b) Derived from the historical consolidated statement of operations data of LifeMinders for the year ended December 31, 2000.

(c) Represents (1) $67.8 million of LifeMinders' sales and marketing costs reclassified to direct costs to conform to the presentation used by Cross Media, (2) $2.0 million in estimated amortization expense relating to the acquisition of the LifeMinders' member database and technology, which will be amortized over a period of three years, offset by (3) an aggregate reduction of $3.4 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(d) Includes $67.8 million of sales and marketing costs reclassified to direct costs as noted in (c) above, plus an aggregate reduction of $2.5 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values, and a net reduction of $0.6 million representing the amortization of deferred compensation.

(e) Represents the reversal of deferred compensation expense to be eliminated upon consummation of the merger.

(f) Represents the reversal of depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(g) Represents the elimination of the contractual dividends payable to the holder of the Series A Shares included in Cross Media's historical Statement of Operations.

(h) The pro forma weighted average number of shares outstanding is equal to the historical number of weighted average shares outstanding, increased by 24,417,197 shares representing the effect of issuing (1) 22,299,753 shares of Cross Media common stock in exchange for all of the outstanding shares of common stock of LifeMinders in the merger, (2) 1,710,304 shares of the holder of the Series A Shares in connection with the conversion of the Series A Shares to Cross Media common stock, and (3) 171,910 shares of Cross Media common stock to the holder of the Series A Shares in settlement of accrued dividends.

                         INDEX TO FINANCIAL STATEMENTS

CROSS MEDIA MARKETING CORPORATION
Report of Independent Certified Public Accountants..........   F-2
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 2000 and 1999................................   F-4
Consolidated Statement of Stockholder's Equity for the years
  ended December 31, 2000 and 1999..........................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000 and 1999................................   F-6
Notes to Consolidated Financial Statements..................   F-8
Unaudited Condensed Consolidated Balance Sheet as of June
  30, 2001..................................................  F-25
Unaudited Condensed Consolidated Statements of Operations
  for the six months ended June 30, 2001 and June 30,
  2000......................................................  F-26
Unaudited Condensed Consolidated Statement of Stockholders'
  Equity for the six months ended June 30, 2001.............  F-27
Unaudited Condensed Consolidated Statements of Cash Flows
  for the six months ended June 30, 2001 and June 30,
  2000......................................................  F-28
Notes to Condensed Unaudited Consolidated Financial
  Statements................................................  F-29
LIFEMINDERS INC.
Report of Independent Accountants...........................  F-37
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................  F-38
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998..........................  F-39
Consolidated Statements of Changes in Stockholders' Equity
  (Deficit) for years ended December 31, 2000, 1999 and
  1998......................................................  F-40
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-41
Notes to Consolidated Financial Statements..................  F-43
Unaudited Consolidated Balance Sheet as of June 30, 2001....  F-64
Unaudited Consolidated Statements of Operations for the six
  months ended June 30, 2001 and June 30, 2000..............  F-65
Unaudited Consolidated Statements of Cash Flows for the six
  months ended June 30, 2001 and June 30, 2000..............  F-66
Notes to Consolidated Financial Statements (unaudited)......  F-67

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
  Cross Media Marketing Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Cross Media Marketing Corporation and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cross Media Marketing Corporation and Subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Grant Thornton LLP

New York, New York
February 15, 2001

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------    -----------
ASSETS:
Current assets
  Cash and cash equivalents.................................  $  2,326,817    $   337,615
  Trade accounts receivable, net of collection and
     cancellation reserve of $24,573,041....................    26,255,317
  Other receivables.........................................     2,765,635
  Prepaid expenses..........................................       639,360         19,916
  Deferred expense..........................................     1,164,714
                                                              ------------    -----------
          Total current assets..............................    33,151,843        357,531
  Property and equipment (at cost, less accumulated
     depreciation)..........................................       866,590         34,208
  Deferred acquisition costs................................                      514,317
  Deferred financing costs..................................       768,056        150,000
  Goodwill..................................................     8,419,005
  Other assets..............................................       738,846
                                                              ------------    -----------
                                                              $ 43,944,340    $ 1,056,056
                                                              ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities
  Revolving credit facility.................................  $ 11,226,332    $
  Accounts payable and accrued expenses.....................     5,814,828        523,373
  Accrued closing costs.....................................     1,450,000
  Amounts due to publishers.................................     7,035,939
  Deferred revenue..........................................     2,531,987
                                                              ------------    -----------
          Total liabilities.................................    28,059,086        523,373
  Commitments...............................................
  Mandatorily redeemable preferred stock, par value $.001
     per share; authorized 10,000,000 shares; 62,455
     outstanding at December 31, 2000.......................     6,245,450
Stockholders' equity:
  Convertible preferred stock, $5,062,500 liquidation value;
     authorized 10,000,000 shares; 50,625 shares issued and
     outstanding............................................     3,303,951
  Common stock, par value $.001 per share; authorized
     100,000,000 shares; 29,604,519 and 14,043,214 shares
     issued and outstanding at December 31, 2000 and 1999,
     respectively...........................................        29,605         14,043
  Additional paid in capital................................    63,221,911     12,848,277
  Note receivable -- common stock...........................    (2,497,500)    (2,500,000)
  Accumulated deficit.......................................   (54,418,163)    (9,829,637)
                                                              ------------    -----------
          Total stockholders' equity........................     9,639,804        532,683
                                                              ------------    -----------
                                                              $ 43,944,340    $ 1,056,056
                                                              ============    ===========

         The accompanying notes are an integral part of this statement.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------    -----------
Revenues, net...............................................  $ 55,487,795    $
Direct costs and expenses
  Commission expense........................................    30,761,172
  Other direct costs........................................    10,616,630
                                                              ------------    -----------
                                                                41,377,802
                                                              ------------    -----------
  Gross profit..............................................    14,109,993
                                                              ------------    -----------
  General and administrative expenses.......................     8,403,991      2,340,500
  Consulting expenses.......................................     4,105,698      6,577,827
  Amortization of goodwill and other intangible assets......       555,613
  Costs of acquisitions not consummated.....................       967,500        621,716
                                                              ------------    -----------
  Total expenses............................................    14,032,802      9,540,043
Income (loss) from operations...............................        77,191     (9,540,043)
Other income, (expense)
  Interest expense..........................................    (4,363,421)
  Other income..............................................       347,125         29,910
                                                              ------------    -----------
                                                                (4,016,296)        29,910
Loss before income taxes....................................    (3,939,105)    (9,510,133)
Provision for income taxes..................................       279,345
                                                              ------------    -----------
Loss before extraordinary item..............................    (4,218,450)    (9,510,133)
Extraordinary loss..........................................      (767,500)
                                                              ------------    -----------
Net loss....................................................    (4,985,950)    (9,510,133)
Preferred dividends.........................................   (39,602,806)
                                                              ------------    -----------
Net loss to common stockholders.............................  $(44,588,756)   $(9,510,133)
                                                              ============    ===========
Basic and diluted loss per share
  Loss before extraordinary item............................  $      (1.81)   $     (0.80)
  Extraordinary loss on extinguishment of acquisition
     liability..............................................         (0.03)
                                                              ------------    -----------
  Net loss per share........................................  $      (1.84)   $     (0.80)
                                                              ============    ===========
Weighted -- average shares of common stock
  outstanding -- basic and diluted..........................    24,284,483     11,852,273
                                                              ============    ===========

         The accompanying notes are an integral part of this statement.

        CROSS MEDIA MARKETING CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                 COMMON STOCK
                                       ---------------------------------   ADDITIONAL
                                       PREFERRED    NUMBER OF                PAID-IN        NOTE       ACCUMULATED
                                         STOCK        SHARES     AMOUNT      CAPITAL     RECEIVABLE      DEFICIT         TOTAL
                                       ----------   ----------   -------   -----------   -----------   ------------   -----------
Balance at December 31, 1998.........  $             7,370,464   $ 7,370   $   587,152   $             $   (319,504)  $   275,018
Sales of common stock................                5,429,250     5,429     5,475,589    (2,500,000)                   2,981,018
Issuances of common stock from
  exercise of previously issued
  warrants...........................                   28,500        29        28,451                                     28,480
Common stock issued for consulting
  services...........................                1,215,000     1,215     3,231,535                                  3,232,750
Warrants issued for consulting
  services...........................                                        3,525,550                                  3,525,550
Net loss for the year ended December
  31, 1999...........................                                                                    (9,510,133)   (9,510,133)
                                       ----------   ----------   -------   -----------   -----------   ------------   -----------
Balance at December 31, 1999.........               14,043,214    14,043    12,848,277    (2,500,000)    (9,829,637)      532,683
Common stock issued with preferred
  stock..............................                2,461,817     2,462     1,878,703                                  1,881,165
Common stock issued for preferred
  stock extensions and conversions...                9,224,232     9,224    17,660,202                  (17,669,426)
Warrants issued with preferred
  stock..............................                                        3,056,621                                  3,056,621
Warrants issued for preferred stock
  extensions and conversions.........                                        4,374,932                   (4,374,932)
Accretion of mandatorily redeemable
  preferred stock....................                                                                    (4,448,837)   (4,448,837)
Deemed dividends relating to
  intrinsic value....................                                       10,004,532                  (10,004,532)
Contractual dividends................                                                                      (861,275)     (861,275)
Conversion of preferred stock........                  610,333       611       866,545                                    867,156
Issuance of New Series A Preferred...   3,303,951                            2,496,103                   (2,243,804)    3,556,250
Common stock issued with debt........                   75,000        75       179,425                                    179,500
Common stock issued in connection
  with default and conversion of
  debt...............................                  741,548       742     1,397,576                                  1,398,318
Warrants issued to acquisition,
  bridge and short-term note holders
  post issuance......................                                        1,516,178                                  1,516,178
Common stock issued for consulting
  services...........................                  655,275       655     1,358,300                                  1,358,955
Warrants and options issued primarily
  for consulting services............                                        1,720,710                                  1,720,710
Repayment of note receivable for
  stock..............................                                                          2,500                        2,500
Adjustment of shares issued in
  previous period....................                   33,100        33           (33)                         230           230
Common stock issued in connection
  with acquisition...................                  760,000       760     1,927,340                                  1,928,100
Common stock issued in settlement of
  acquisition liability..............                1,000,000     1,000     1,936,500                                  1,937,500
Net loss for the year ended December
  31, 2000...........................                                                                    (4,985,950)   (4,985,950)
                                       ----------   ----------   -------   -----------   -----------   ------------   -----------
Balance at December 31, 2000.........  $3,303,951   29,604,519   $29,605   $63,221,911   $(2,497,500)  $(54,418,163)  $ 9,639,804
                                       ==========   ==========   =======   ===========   ===========   ============   ===========

         The accompanying notes are an integral part of this statement.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                                  2000           1999
                                                              ------------    -----------
Cash flows from operating activities:
  Net loss..................................................  $ (4,985,950)   $(9,510,133)
  Adjustments to reconcile results of operations to net cash provided by operating activities:
  Value of common stock and common stock purchase warrants
     issued for services....................................     3,079,655      6,486,300
  Non cash interest expense.................................     2,381,450
  Depreciation and amortization.............................     1,052,598          5,124
  Bad debt expense..........................................                      500,000
  Write-off of organization costs...........................                       25,110
  Net change in asset and liability accounts net of effect
     of acquisitions
     Accounts receivable....................................      (753,942)
     Prepaid expenses.......................................       145,956        (19,916)
     Accounts payable and other accrued expenses............     4,849,158        454,140
     Other, net.............................................    (1,676,190)        39,315
                                                              ------------    -----------
  Net cash provided by (used in) operating activities.......     4,092,735     (2,020,060)
                                                              ------------    -----------
Cash flows from investing activities:
  Purchase of equipment.....................................      (434,315)       (35,749)
  Loans made to AmeriNet....................................                     (500,000)
  Acquisition of DSI, net of cash acquired..................   (23,710,190)
  Acquisition of WeFusion...................................      (298,050)
  Loans made to Heritage....................................      (275,000)
  Deferred acquisition costs................................                     (242,317)
                                                              ------------    -----------
  Net cash used in investing activities.....................   (24,717,555)      (778,066)
                                                              ------------    -----------
Cash flows from financing activities:
  Proceeds from sales of preferred stock....................    12,724,250
  Proceeds from sales of common stock.......................                    3,009,498
  Payments received on note receivable......................         2,500
  Proceeds from short-term notes............................     1,350,000
  Repayment of short-term notes.............................    (1,228,800)
  Repayment of preferred stock..............................      (535,000)
  Net funds drawn on revolver for DSI Acquisition...........    16,000,000
  Net repayments of Revolving Credit Agreement..............    (4,773,668)
  Preferred dividends paid..................................      (510,260)
  Deferred financing costs..................................      (415,000)      (150,000)
                                                              ------------    -----------
  Net cash provided by financing activities.................    22,614,022      2,859,498
                                                              ------------    -----------
Net increase in cash and cash equivalents...................     1,989,202         61,372
  Cash and cash equivalents at beginning of period..........       337,615        276,243
                                                              ------------    -----------
  Cash and cash equivalents at end of period................  $  2,326,817    $   337,615
                                                              ============    ===========
Supplemental disclosure of cash flow information:
  Income taxes paid during the period.......................  $    858,000    $
                                                              ============    ===========
  Interest paid during the period...........................  $  1,981,971    $
                                                              ============    ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     During the year ended December 31, 2000, the Company recorded equipment additions under capitalized lease obligations amounting to $354,398.

ACQUISITIONS OF BUSINESS
Assets acquired.............................................  $29,102,823
Costs in excess of net assets acquired......................    8,974,618
Liabilities assumed.........................................   (7,036,974)
Accrued closing costs not yet satisfied.....................   (1,450,000)
Accrued closing costs settled in stock......................   (3,228,100)
Deferred acquisition costs from prior period................     (514,317)
Cash received at closing....................................   (1,839,810)
                                                              -----------
Net cash paid for acquisitions of businesses................  $24,008,240
                                                              ===========

         The accompanying notes are an integral part of this statement.

                       CROSS MEDIA MARKETING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A -- ORGANIZATION

     The Company was incorporated in Delaware on May 9, 1997 under the name Brack Industries Inc. The Company changed its name to Symposium Corporation in December 1998 and changed its name to Cross Media Marketing Corporation in December 2000. The Company's principal business strategy is to integrate well established direct marketing skills with a variety of new technologies, including e-mail marketing, web-based systems and interactive voice response, ultimately resulting in a multi-faceted marketing platform for the sale of products and services.

     The Company was inactive until December 1998. From December 1998 through June 1999, the Company, through its wholly-owned subsidiary Publishers Advantage Corporation ("PAC"), had minimal operations and was principally engaged in telemarketing in the United States for magazine and periodical subscription renewals to persons whose subscriptions had recently expired. The Company discontinued the operations of PAC as of June 30, 1999. In November 1999, the Company formed Media Outsourcing, Inc. ("MOS"), a wholly-owned subsidiary, to acquire the assets of Direct Sales International, LP. The Company completed this acquisition in January 2000 (see Note C).

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 2000 consists of an overnight repurchase agreement of approximately $1.8 million and deposits in a money market fund of approximately $495,000.

     Property and Equipment: Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years.

     Goodwill Amortization: Goodwill represents the excess of the purchase price over the fair market value of net assets acquired in a business combination. Goodwill is amortized as an expense on a straight-line basis over a period from seven to ten years. The carrying value of goodwill is analyzed quarterly by the Company, based upon the expected revenue and profitability levels of the acquired enterprise, to determine whether the value and future benefit may indicate a decline in value. If the Company determines that there has been a decline in value of the acquired enterprise, the Company writes down the value of the goodwill to the revised fair value.

     Deferred Financing Costs: Deferred financing costs are amortized on a straight-line basis over the term of the related credit facility (see Note F), which is three years.

     Accounting for Stock-Based Compensation: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, when the exercise price of an employee stock option granted by the Company is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Net Loss Per Share: Net loss per share is presented under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of Common Stock outstanding during the period. Potentially dilutive securities, consisting of 16,558,000 and

                       CROSS MEDIA MARKETING CORPORATION

2,803,000 outstanding options and warrants for the years ended December 31, 2000 and 1999, respectively, have been excluded from the computation, as their effect is anti-dilutive. If the Company had reported net income, diluted earnings per share would have included the shares used in the computation of net loss per share plus common equivalent shares related to 16,558,000 and 2,803,000 outstanding options and warrants for the years ended December 31, 2000 and 1999, respectively.

     Revenues: Revenues derived from originating magazine subscriptions are recognized by the Company when the Company receives the first installment payment for subscriptions purchased. The customer can cancel the subscription within ten days of the order. Amounts collected from customers prior to the expiration of the cancellation period are recorded as deferred revenues. Revenues also include commissions earned from publishers in connection with originating paid subscriptions for certain publications. Commissions are also earned from outside parties for securing memberships in a discount-buying club and sales of long-distance telephone services. Commissions are recognized when the related subscriptions or memberships are obtained. Revenues are reflected net of cancellation, collection reserves, and payments made to publishers for fulfillment costs. Cancellation reserves are based upon the Company's historical cancellation experience.

     The Company is in the direct marketing business which it considers its sole business segment.

     Commission Expense: Commission expense is recognized when the Company receives the first installment payment for subscriptions purchased. Amounts paid to brokers prior to the expiration of the ten-day cancellation period are recorded as deferred expenses.

     Reclassification: Certain amounts in the December 31, 1999 financial statements have been reclassified to conform to the December 31, 2000 classifications.

     Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments: The recorded values of cash, accounts receivable, and accrued liabilities reflected in the financial statements approximates their fair value due to the short-term nature of the instruments. Borrowings under the line of credit approximate fair value as such line is subject to a variable interest rate that reflects adjustments in the market rates of interest. The recorded value of the stock note receivable approximates fair value.

     Concentration of Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high quality credit institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable as the Company does not require collateral or other securities to support customer receivables. The Company sells primarily to individuals throughout the United States. However, credit risk concentration is mitigated, due to the significant number of customers with relatively small balances and the geographical dispersion of the Company's customer base.

NOTE C -- ACQUISITION OF ASSETS OF DIRECT SALES INTERNATIONAL, LP ("DSI ACQUISITION")

     On January 28, 2000, the Company, through its wholly-owned subsidiary MOS, acquired substantially all of the assets and assumed certain liabilities of Direct Sales International, LP ("DSI"), a Georgia

                       CROSS MEDIA MARKETING CORPORATION
limited partnership, for approximately $27.6 million, including closing costs of approximately $1.1 million and an agreement to provide approximately $1.5 million of funding to AmeriNet, Inc. ("AmeriNet"), a company 50.1% owned by the seller of DSI. Such acquisition liability was settled during the fourth quarter of 2000 (see Note D). The Company also granted to the seller of DSI the right, which has an intrinsic value of $1.2 million, to sell up to 600,000 shares of Common Stock back to the Company at a fixed price. Contemporaneously with the acquisition, the Company entered into a consulting agreement with the seller of DSI that terminates on December 31, 2002, and an amended secured promissory note of $2.5 million (see Note K). The transaction was accounted for as a purchase business combination.

     The DSI Acquisition was financed with borrowings of $16.0 million ($15.8 million of proceeds, net of fees) under a revolving credit facility entered into contemporaneously with consummating the DSI Acquisition and with proceeds received from sales of Common Stock, Common Stock purchase warrants, Series A, B and C mandatorily redeemable convertible preferred stock and the acquisition bridge loans described below.

     The following table provides an analysis of the purchase price of the DSI Acquisition. The excess of the purchase price over the book value of the net assets acquired has been allocated to goodwill calculated as follows:

Cash consideration paid to the seller.......................  $25,000,000
Commitment to fund AmeriNet, Inc............................    1,500,000
Transaction expenses........................................    1,114,317
Seller's stock put right....................................    1,200,000
                                                              -----------
Total purchase cost.........................................   28,814,317
Fair value of net assets acquired...........................   21,798,469
                                                              -----------
Purchase price in excess of estimated fair value of net
  assets acquired allocated to goodwill.....................  $ 7,015,848
                                                              ===========

     Goodwill is being amortized on a straight-line basis over a ten-year period.

     The following pro-forma information illustrates the estimated effects of the DSI Acquisition as if such transaction were consummated on January 1, 1999:

                                                              2000        1999
                                                            --------    --------
                                                            (IN THOUSANDS EXCEPT
                                                              PER SHARE DATA)
Total revenues.............................  As reported    $55,488     $
                                             Pro forma       60,529      61,791
(Loss) from continuing operations..........  As reported    $(4,986)    $(9,510)
                                             Pro forma       (4,912)     (4,541)
Basic and diluted (loss) per share.........  As reported    $ (1.84)    $ (0.80)
                                             Pro forma        (0.37)      (0.41)

NOTE D -- WEFUSION ACQUISITION

     On November 30, 2000, the Company acquired WeFusion.com, Inc. ("WeFusion"), an application service provider which has developed a database architecture that will enable the Company to develop sophisticated customer profiles. The Company paid approximately $2.5 million to acquire WeFusion, including $600,000 in cash and approximately $1.9 million in Common Stock and warrants. The fair value of net assets acquired amounted to approximately $500,000, resulting in goodwill of approximately $2.0 million. Prior to the acquisition, WeFusion had no revenues. The acquisition was insignificant to the

                       CROSS MEDIA MARKETING CORPORATION

Company's financial statements taken as a whole. Goodwill is being amortized on a straight-line basis over a seven-year period.

NOTE E -- EQUIPMENT

     Equipment at cost, less accumulated depreciation, is summarized as follows:

                                                           2000        1999
                                                         ---------    -------
Furniture and fixtures.................................  $ 199,000    $15,534
Equipment..............................................    423,131     23,923
Assets subject to capital leases.......................    354,398
                                                         ---------    -------
                                                           976,529     39,457
Accumulated depreciation...............................   (109,939)    (5,249)
                                                         ---------    -------
                                                         $ 866,590    $34,208
                                                         =========    =======

NOTE F -- REVOLVING CREDIT FACILITY

     On January 28, 2000, the Company and MOS entered into a three-year revolving credit facility, as amended, with a bank providing for borrowings of up to $20 million subject to certain availability limitations stipulated in the agreement (the "Coast Facility"). All borrowings under this facility are repayable with interest at the prime rate plus 2% per annum but not less than 9%. The Company and MOS are also required to maintain certain minimum earnings ratios and levels of net worth as defined in the agreement and MOS is restricted from making distributions to the Company in excess of $1.8 million annually plus any amounts necessary for tax obligations attributable to its operations. All of MOS's assets (approximately $41.0 million as of December 31, 2000) are pledged as collateral for this obligation. As of December 31, 2000, MOS had an outstanding balance on the Coast Facility of approximately $11.2 million compared to total availability of $17.9 million resulting in $6.7 million of funds available to MOS at December 31, 2000.

     In connection with the execution and delivery of the Coast Facility, the Company initially granted Coast 300,000 five-year Common Stock purchase warrants at an exercise price of $3.53 per share (110% of the closing price of the Common Stock on the closing date). As a result of the anti-dilution provisions, the exercise price was reduced to $2.39 per share and the number of shares issuable upon exercise of the warrants was increased to 443,884 as of December 31, 2000. Accordingly, the Company recorded a non-cash interest charge of approximately $260,000 as of December 31, 2000.

     MOS incurred fees and expenses in connection with the Coast Facility of approximately $1.1 million, which includes amounts paid to a related party (see Note R), are being amortized over three years.

                       CROSS MEDIA MARKETING CORPORATION

NOTE G -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                          2000         1999
                                                       ----------    --------
Accounts payable.....................................  $1,591,820    $ 50,094
Accrued professional fees............................     672,500     302,298
Accrued wages and bonuses............................   1,328,560      15,000
Dividends payable....................................     341,135
Accrued commissions..................................     442,413
Other................................................   1,438,400     155,981
                                                       ----------    --------
                                                       $5,814,828    $523,373
                                                       ==========    ========

NOTE H -- CONVERTIBLE PREFERRED STOCK

  Series A Convertible Preferred Stock ("New Series A Shares")

     On June 9, 2000, the Company issued 30,375 shares of New Series A Shares and a five-year warrant to purchase 225,000 shares of Common Stock at an initial exercise price of $1.4850 (subject to certain anti-dilution and similar adjustments). The aggregate purchase price for the New Series A Shares and the warrant was $2,250,000. The Company also granted the purchaser of the New Series A Shares an option, exercisable in the purchaser's sole discretion during the sixty day period following June 9, 2000, to purchase up to an additional $2,025,000 face amount of New Series A Shares and a warrant to purchase an additional 150,000 shares of Common Stock for the same purchase price. The purchaser exercised its option, and the Company issued and sold to the purchaser an additional 20,250 New Series A Shares and the additional warrant on August 1, 2000 for an aggregate purchase price of $1,500,000. The face amount and liquidation value of the New Series A Shares is $5,062,500.

     Dividends accrue on the New Series A Shares at an annual rate of 10% of the face amount, payable semi-annually in cash and/or Common Stock at the Company's option under certain conditions. The New Series A Shares are redeemable, at the option of the Company under certain conditions, at a redemption price of 100% of face value plus any accrued and unpaid dividends.

     The New Series A Shares are convertible at a conversion price equal to the lesser of: (i) $1.93 (110% of the closing bid price of the Common Stock on the date of the issuance, subject to adjustments); or (ii) 91% of the average of the three lowest, non-consecutive closing bid prices for the Common Stock in the ten trading days preceding the date of the holder's conversion notice to the Company (the "Conversion Notice"). The conversion price and the exercise price of the warrants are subject to downward adjustment to equal the lowest price at which shares of the Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock are issued while the New Series A Shares and warrants remain outstanding (if such price is lower than the then effective conversion or exercise price), subject to certain exceptions. These exceptions include: (i) the issuance of shares of Common Stock upon conversion or exercise of outstanding options, warrants or convertible securities in accordance with the terms of such options, warrants or convertible securities as in effect upon the initial issuance date of the New Series A Shares (but subject to certain anti-dilution adjustments); and (ii) certain issuances of securities to, or adjustments in the exercise or conversion price of outstanding options, warrants or convertible securities held by, the holders of the Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, to the extent the number of additional shares of Common Stock resulting from such issuances and adjustments do not exceed 5,000,000 shares.

                       CROSS MEDIA MARKETING CORPORATION

     By letter agreement dated December 28, 2000 the holder of all the outstanding New Series A Shares agreed not to convert the New Series A Shares prior to June 9, 2001 if, on the date of such proposed conversion, the then-current market price of the Company's Common Stock is less than $1.50 per share (the "Conversion Floor"). On and after June 9, 2001 there will be no Conversion Floor. The Company also agreed that it would not redeem the New Series A Shares prior to June 9, 2001. The conversion provisions of the New Series A Shares and warrants create a substantial risk of dilution to the holders of the Company's Common Stock.

     The holder further agreed that the payment of semi-annual dividends on the New Series A Shares for calendar year 2000 will be extended until March 28, 2001.

NOTE I -- MANDATORILY REDEEMABLE PREFERRED STOCK

  Series A Mandatorily Redeemable Convertible Preferred Stock ("Series A Preferred")

     On January 28, 2000, in a private placement, the Company sold 21,500 units, each unit consisting of one share of Series A Preferred, with a face value of $100, and 20 shares of Common Stock for gross proceeds of $2.0 million. The Series A Preferred was initially convertible into 1,075,000 shares of Common Stock at a conversion ratio of $2.00 per share and carried a 16% per annum cumulative dividend. The Series A Preferred was mandatorily redeemable on or before March 28, 2000.

     On March 21, 2000, the holders of the Series A Preferred extended the due date for the redemption of their shares from March 28, 2000 to April 12, 2000 in exchange for 275,000 shares for the Company's Common Stock; then, on March 27, 2000, they agreed to convert their shares into 4,414,666 shares of Common Stock at an effective conversion ratio of $0.50 per share based on the Series A Preferred aggregate redemption price of $2,207,333, including $2,150,000 representing the face value of the shares and accrued dividends of $57,333. In addition, Series A Preferred holders were issued 2,207,000 five-year Common Stock purchase warrants, including 1,103,500 with an exercise price of $0.50 per share and 1,103,500 with an exercise price of $1.00 per share. One of the Series A Preferred holders was paid a fee of 220,000 shares of Common Stock in connection with the March 27 agreement.

     As a result of the extension and conversion, the former Series A Preferred holders were issued 5,393,416 shares of the Company's Common Stock, plus warrants to purchase 2,207,000 additional shares of the Company's Common Stock as of March 27, 2000.

  Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred")

     On January 28, 2000, in a private placement, the Company sold 15,350 units, each unit consisting of one share of Series B Preferred with a face value of $100 and warrants to purchase 25 shares of Common Stock for gross proceeds of $1.5 million. The Series B Preferred was originally convertible into 767,500 shares of Common Stock at a conversion ratio of $2.00 per share and carried a 10% cumulative dividend, payable quarterly. The Common Stock purchase warrants were exercisable for three years from their date of issuance and had an exercise price of $1.50 per share. The Series B Preferred was mandatorily redeemable on the earlier of July 26, 2000 or upon the consummation of an additional financing transaction resulting in gross proceeds of at least $10 million.

     By letter agreement dated June 16, 2000 (the "Letter Agreement"), the Company offered (i) to permit the holders of Series B Preferred to convert their shares of Series B Preferred into Common Stock at an effective conversion ratio of $0.50 or (ii) to redeem the Series B Preferred at the then effective redemption price ($100 per share plus accrued dividends). In addition, whether a holder elected to convert shares of Series B Preferred or to be redeemed, the Company agreed to issue to the holders, ratably in accordance with their respective percentage interests in the outstanding Series B Preferred, an aggregate of 122,800 three-year warrants to purchase Common Stock at an exercise price of $0.75 per share and

                       CROSS MEDIA MARKETING CORPORATION

200,000 three-year warrants to purchase Common Stock at an exercise price of $1.50 per share (collectively, the "Additional Warrants"). The Company also agreed to reduce the exercise price of the Original Warrants from $1.50 to $0.75. In addition, the Company agreed to issue to certain placements agents (who received commissions consisting of three-year warrants to purchase a total of 58,163 shares of Common Stock (the "Commission Warrants") in connection with the original Series B financing) a total of 17,820 three-year warrants to purchase Common Stock at an exercise price of $0.75 per share and to reduce the exercise price of the Commission Warrants from $1.50 per share to $0.75 per share.

     The holders of 3,000 shares of Series B Preferred elected to convert their shares of Series B Preferred (and accrued dividends thereon) into an aggregate of 610,333 shares of Common Stock. The Company redeemed the remaining Series B Preferred shares on June 29, 2000 for an aggregate redemption price of $1,235,000 (plus $21,269 in accrued dividends).

  Series C Mandatorily Redeemable Convertible Preferred Stock ("Series C Preferred")

     On January 28, 2000, in a private placement, the Company sold 52,892 unit each unit consisting of one share of Series C Preferred with a face value of $100 and 33.33 shares of the Company's Common Stock for approximately $5 million. Additionally, the Company reduced the exercise price on 2 million warrants previously issued to a Series C holder from $3.50 per share to $1.00 per share. The Series C Preferred was initially convertible into 2,644,600 shares of Common Stock at a conversion ratio of $2.00 per share and carried a 10% cumulative dividend.

     The Series C Preferred was mandatorily redeemable on the earlier of July 26, 2000 or upon the consummation of a financing transaction resulting in gross proceeds of at least $10.0 million. On April 24, 2000, the holders of the Series C Preferred extended the due date of the redemption of their shares from July 26, 2000 to December 26, 2000 (which was subsequently extended to February 15,
2001) in exchange for 2,247,067 shares of Common Stock and a reduction in the conversion ratio from $2.00 per share to $1.00 per share. The value of the shares issued and change in the conversion ratio was reflected during the second quarter of 2000 as an additional deemed dividend in the amount of $8,560,417.

     On June 14, 2000, the Company issued 7,500 shares of Series C Preferred (the "New Series C Shares") and 250,000 shares of Common Stock for $750,000. In accordance with such issuance, the Company also agreed to reduce the exercise price on 2,000,000 warrants held by the purchaser from $1.00 to $0.50 per share. The Company also paid a fee in connection with the issuance of such shares of
562.5 shares of New Series C Shares, five-year warrants to purchase 100,000 shares of Common Stock at a price of $1.88 per share and 18,750 shares of Common Stock.

     The New Series C Shares have a stated value of $100 per share and accrued dividends at a rate of 10% per annum. The New Series C Shares were convertible into shares of Common Stock at an effective conversion ratio of $1.00.

     On July 18, 2000, the holders of the Series C Shares and the New Series C Shares agreed to waive the requirement that the failure of the Company to redeem the Series C Preferred on or before December 26, 2000 would trigger a reduction in the conversion price of the Series C Preferred from $1.00 to $0.25. In consideration for this waiver, the Company agreed to issue to such holders an aggregate of 1,523,750 shares of Common Stock, pro rata in accordance with their percentage holdings of the Series C Shares and New Series C Shares, and to issue as a fee in connection with such waiver an additional 1,500 shares of Series C Preferred and 50,000 shares of Common Stock. The value of the shares issued was reflected during the third quarter of 2000 as an additional deemed dividend in the amount of $3,026,028.

     On December 19, 2000, the holders of the Series C Shares and the New Series C Shares agreed to extend the mandatory redemption date of the Series C Preferred from December 26, 2000 to January 26, 2001. On January 25, 2001, the holders agreed to further extend the redemption date from January 26,

                       CROSS MEDIA MARKETING CORPORATION

2001 to February 15, 2001. The holders also agreed to waive any default arising out of the Company's failure to redeem such shares prior to February 15, 2001. On February 15, 2001, the Company redeemed an aggregate 22,992 Series C Shares and New Series C Shares for an aggregate redemption price of $2,299,200 plus accrued and unpaid dividends of $122,300. The holders converted all of the remaining Series C Shares and New Series C Shares into 3,946,250 shares of Common Stock (at an effective conversion ratio of $1.00 per share). In consideration of the agreement of the holders to convert the Series C Shares and New Series C Shares (which would otherwise have been mandatorily redeemable by the Company in full on February 15, 2001), the Company agreed to issue to the holders, pro rata in accordance with the number of shares converted by each of them, an aggregate of 666,400 additional shares of Common Stock. The Company will record a $900,000 non-cash dividend in the first quarter of 2001 reflecting the fair value of the 666,400 additional shares issued. The Company agreed to pay one of the holders of the Series C Preferred a fee of $100,000 in connection with its services relating to the negotiation of these agreements.

     The redemption of the Series C Shares and New Series C Shares was funded in part through the issuance and sale by the Company through February 2001 in private placements of an aggregate of 1,500,000 shares of Common Stock at a price of $1.00 per share.

NOTE J -- PREFERRED STOCK ACCOUNTING

     The Company accounted for the issuances of its preferred stock as described in Note I in accordance with EITF Issue No. 98-5, as amended by EITF Issue No. 00-27. Both Issues are titled "Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Ratios". As a result of the issuance and adoption of EITF 00-27 in November 2000, the Company has adjusted preferred stock dividends recorded in prior 2000 quarters that were related to effective beneficial conversion features resulting in approximately $1.8 million of additional dividends recorded in the fourth quarter of 2000.

     The following table summarizes (i) the allocation of the proceeds from the issuances of preferred stock with Common Stock and Common Stock purchase warrants, (ii) the preferred stock dividends and reduction in retained earnings resulting from the beneficial conversion feature and (iii) the incremental preferred stock dividends and reduction in retained earnings that would result from contractual changes in conversion prices in the event of a default:

                                  SERIES A       SERIES B      SERIES C      NEW SERIES C
                                 -----------    ----------    -----------    ------------
Mandatory redemption amount....  $ 2,150,000    $1,535,000    $ 5,439,200     $ 806,250
Allocation of proceeds to:
  Preferred stock..............    1,428,571     1,173,715      2,401,352       372,844
  Common stock.................          430                        1,763           269
  Additional paid-in capital...    1,860,999     1,282,285      4,948,237       749,731
  Retained earnings............   (1,290,000)     (921,000)    (2,401,352)     (372,844)
                                 -----------    ----------    -----------     ---------
  Gross proceeds...............  $ 2,000,000    $1,535,000    $ 4,950,000     $ 750,000
                                 ===========    ==========    ===========     =========

                       CROSS MEDIA MARKETING CORPORATION

     The following table summarizes the preferred stock dividends recorded for the year ended December 31, 2000.

                        SERIES A     NEW SERIES A    SERIES B    NEW SERIES B   NEW SERIES C      TOTAL
                       -----------   ------------   ----------   ------------   ------------   -----------
Deemed dividends at
  issuance...........  $ 1,428,571    $2,243,804    $1,173,715   $ 2,401,352      $372,844     $ 7,620,286
Deemed dividends
  accreted/
  conversion.........   15,074,455                     911,441    14,701,943       433,406      31,121,245
Contractual
  dividends..........                    250,954        69,524       496,617        44,180         861,275
                       -----------    ----------    ----------   -----------      --------     -----------
Totals...............  $16,503,026    $2,494,758    $2,154,680   $17,599,912      $850,430     $39,602,806
                       ===========    ==========    ==========   ===========      ========     ===========

     All of the preferred shares, except for the New Series A Shares, were issued with effective beneficial conversion features representing the difference between the market value of the Company's Common Stock and the initial effective conversion ratio on the date of issuance, based upon the amount of proceeds allocated to the preferred shares. Since the preferred shares were immediately convertible into Common Stock, the intrinsic value of the beneficial conversion feature has been recognized as deemed dividends on the date of issuance.

     Deemed dividends accreted/conversion represents (i) normal accretion of the difference between the carrying value of the preferred stock and its mandatory redemption value; (ii) additional deemed dividends resulting from reductions in conversion prices relating to effective beneficial conversion features; (iii) Common Stock and warrants issued to holders in exchange for extending mandatory redemption dates of certain of the preferred stock and (iv) Common Stock issued on the conversion of the preferred stock. The Common Stock and warrants issued or repriced in connection with extensions and conversions described in (ii) and
(iii) were accounted for at their fair market values on their respective dates of issuance.

NOTE K -- NOTE RECEIVABLE FOR COMMON STOCK

     In June 1999, the Company issued 2.5 million shares of its Common Stock to the seller of DSI for $1.00 per share in exchange for a note receivable with interest at 7.75% per annum. In January 2000, the note was amended, at which time the seller paid $2,500 of the principal and the due date for the remaining balance was extended to January 2003 (except that if the holder sells any portion of the stock, a portion of the proceeds from such sale must be applied toward repaying the note). In addition, the requirement to pay interest was rescinded. The stock note receivable is presented in the stockholders' equity section of the balance sheet. The seller has pledged 1.9 million shares as collateral for the note. The seller has the right to sell up to 600,000 shares back to the Company for $3.00 per share from January 2001 to the date that is 180 days following the effective date of a registration statement covering the shares.

NOTE L -- ACQUISITION BRIDGE LOANS

  Commtel Services LTD Note

     On January 20, 2000, the Company entered into a note agreement with Commtel Services, Ltd. for a 30-day bridge loan in the principal amount of $300,000 that was due, with interest at 10% per annum, on February 20, 2000. The proceeds of the loan were used to acquire DSI. The Company issued 75,000 shares of its Common Stock to Commtel as consideration for the loan.

                       CROSS MEDIA MARKETING CORPORATION

     The proceeds received from the issuance of the note with Common Stock were allocated to each component based on their relative fair values on January 20, 2000 (the date of issuance). The fair value of the Common Stock on January 20, 2000 was $2.31 and resulted in discounted carrying value to the note of $200,000 and an increase to stockholders' equity of $100,000.

     The Company defaulted on its obligation to repay the note on its due date and, as a result, the interest rate increased to 18% per annum and the Company was required to immediately issue 50,000 additional shares of its Common Stock to Commtel.

     On March 21, 2000, Commtel agreed to convert the note into 614,048 shares of Common Stock (representing a $.50 per share conversion ratio) in settlement of the $300,000 principal balance plus accrued interest of approximately $7,000. In addition, the Company was also required to issue an additional 77,500 shares of Common Stock to Commtel pursuant to the default provisions of the note under which Commtel was entitled to 2,500 additional shares of Common Stock for each day the note remained in default. As a result of the above, Commtel received an aggregate of 816,548 shares Common Stock.

     As a result of the conversion, the Company recorded additional interest expense of approximately $1.2 million, including (i) contractual interest of 10%; (ii) the fair market value of additional shares of Common Stock issued in exchange for the holders agreement to convert; (iii) the additional shares issued under the penalty provision; (iv) and the intrinsic value of the beneficial conversion of the note into 614,048 shares of Common Stock.

  Fontenelle Subordinated Bridge Note

     On January 25, 2000, the Company entered into a Subordinated Bridge Note agreement with Fontenelle LLC in the principal amount of $500,000, due with accrued interest at 10% per annum on March 25, 2000. The proceeds of the loan were used to acquire DSI. The loan was repaid with interest of approximately $8,000 on March 24, 2000.

  D2 Loan

     On January 25, 2000, the Company entered into a Convertible Subordinated Bridge Loan in the amount of $300,000 with D2 Partners (the "D2 Loan"). The proceeds of this loan were used to acquire DSI. The D2 Loan was repayable with interest at 10% per annum on July 26, 2000. The Company paid the D2 Loan in full, with interest of approximately $11,000, in June 2000.

NOTE M -- NOTES PAYABLE

  Management Group Note

     On April 6, 2000, the Company entered into a term loan agreement with The Management Group pursuant to which the Company borrowed $250,000. The loan accrued interest at 10% per annum, compounded daily, and matured on July 31, 2000. In connection with the execution and delivery of the term loan agreement, the Company issued 100,000 five-year Common Stock purchase warrants, with an estimated fair value of $103,000, at an exercise price of $1.50 per share. On July 31, 2000, the Company paid $100,000 of the outstanding principal of the loan plus accrued interest and agreed with the holder to extend the maturity of the remaining principal balance to December 31, 2000 in consideration of the issuance to such holder of 80,000 five-year Common Stock purchase warrants, with an estimated fair value of $133,600, at an exercise price of $2.00 per share. The fair value of such warrants was estimated using the Black-Scholes option pricing model. The Company repaid the remaining balance of the loan, with interest of approximately $11,000, in December 2000.

                       CROSS MEDIA MARKETING CORPORATION

  Hermitage Capital Corp. Note

     On June 20, 2000, the Company entered into a note agreement with Hermitage Capital Corp. ("Hermitage") for $178,800, which represented a portion of Hermitage's fees earned in connection with the Company's Series C Preferred financing. The note accrued interest at 9% per annum. The Company repaid $100,000 of the note with interest of approximately $3,000 on September 1, 2000. The balance of the note was repaid, with interest of approximately $2,000, in November 2000.

NOTE N -- COSTS OF ACQUISITIONS NOT CONSUMMATED

     In August 2000, the Company entered into an agreement (the "Agreement"), to acquire National Syndications, Inc. ("NSI"), a direct marketer of consumer products and a party to service advertising contracts. In February 2001, the Company and NSI terminated the Agreement. As a result of such termination, in the fourth quarter of 2000, the Company recorded a charge of $967,500, representing the write-off of non-refundable deposits and professional fees incurred related to the NSI transaction.

     In February 2000, the Company announced its decision not to exercise its options to purchase 50.1% of the outstanding Common Stock of AmeriNet and all of the outstanding Common Stock of Hamilton Telecommunications, Ltd. ("Hamilton"). As a result, the Company recorded a charge of $621,716 during the fourth quarter of 1999 representing the cost of legal and professional fees. The charge, which is presented as the cost of acquisitions not consummated, principally consists of legal and professional fees, including $38,000 for the fair value of Common Stock purchase warrants and $432,000 for 225,000 shares of Common Stock that were issued to various consultants.

     In connection with the AmeriNet agreement, the Company made a $500,000 loan to AmeriNet, which bears interest at 8%. At December 31, 2000 and 1999, the entire amount of the note was reserved due to its uncertainty of collection.

NOTE O -- EXTRAORDINARY LOSS ON EXTINGUISHMENT OF ACQUISITION LIABILITY

     As part of the DSI Acquisition, the Company agreed to provide a $1.5 million credit facility to AmeriNet (see Note C). During 2000, the Company loaned an aggregate $300,000 in connection with the credit facility. In November 2000, the Company exchanged 1.0 million shares of its Common Stock, with a fair value of $1.9 million, in full satisfaction of the remaining obligation to AmeriNet and accordingly, recognized in the fourth quarter 2000, an extraordinary loss on the extinguishment of acquisition liability of $767,500.

NOTE P -- DEFERRED ACQUISITION COSTS

     In 1999, deferred acquisition costs of $514,317 principally represent legal and consulting fees incurred in connection with the Company's acquisition of the assets and business of DSI and include $272,000 for the fair value of warrants issued to consultants in exchange for services. These costs were added to the acquisition purchase price in determining the total cost to be allocated to the net assets acquired (see Note C).

                       CROSS MEDIA MARKETING CORPORATION

NOTE Q -- INCOME TAXES

     Significant components of the Company's deferred tax assets are as follows:

                                                       2000           1999
                                                    -----------    -----------
Net operating losses..............................  $ 2,800,000    $ 2,365,000
Organization and start-up costs...................       50,000         72,000
Common stock purchase warrants issued for
  services........................................    2,200,000      1,356,000
Bad debt reserve..................................      400,000        200,000
Executive bonuses.................................      500,000
Accrued vacation pay..............................       50,000          7,000
                                                    -----------    -----------
                                                      6,000,000      4,000,000
Valuation allowance...............................   (6,000,000)    (4,000,000)
                                                    -----------    -----------
Net deferred tax asset............................  $              $
                                                    ===========    ===========

     As of December 31, 2000, the Company has Federal and state net operating loss carryforwards of approximately $7.0 million that will be available to offset future taxable income, if any, through December 2020. The utilization of net operating losses is subject to a substantial limitation due to the "change of ownership" provisions under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating losses before their utilization. A 100% valuation allowance has been established to reserve for the deferred tax assets arising from the net operating losses and other temporary differences due to the uncertainty that their benefit will be realized in the future.

     The following is a reconciliation of the normal expected statutory Federal income tax rate to the effective rate reported in the financial statements.

                                                              2000     1999
                                                              -----    -----
Computed "expected" benefit for Federal income taxes........  (34.0)%  (34.0)%
Increase in valuation allowance for deferred tax assets.....   42.1     40.7
Effect of State income taxes, net of Federal benefit........   (3.2)    (6.7)
Permanent differences.......................................    1.0
                                                              -----    -----
                                                                5.9%        %
                                                              =====    =====

NOTE R -- RELATED PARTY TRANSACTIONS

     The Company paid $266,000 to a consulting firm owned by one of its directors for services rendered in connection with obtaining the revolving credit facility described in Note F, including $85,000 in cash through December 31, 1999, a $125,000 success fee and 30,000 Common Stock purchase warrants with a fair value of approximately $56,000 upon closing the agreement in January 2000.

     During 2000, the Company paid approximately $575,000 to the seller of DSI, who is the beneficial owner of more than 5% of the Company's Common Stock, for consulting fees and expenses, and paid approximately $200,000 in property lease payments to a partnership of which the seller of DSI is a partner.

     During 2000, the Company paid Capital Research Ltd., a beneficial owner of more than 5% of the Company's Common Stock, approximately $128,000 in cash and issued approximately 150,000 Common Stock purchase warrants with a fair value of approximately $116,000 for consulting services. Additionally, the Company paid such shareholder approximately $44,000 in cash, issued 5,455 shares of the Company's Series C Preferred stock, with a fair value of approximately $330,000, issued 1,039,672 shares of the

                       CROSS MEDIA MARKETING CORPORATION

Company's Common Stock, with a fair value of approximately $1.8 million, and issued 417,334 Common Stock purchase warrants with a fair value of approximately $1.1 million for services provided in connection with the initial issuance and subsequent extensions and revisions of the Company's Series A and Series C Preferred stock.

NOTE S -- COMMITMENTS

  Employment Agreements

     The Company has employment agreements with its four executive officers providing for aggregate annual compensation amounting to approximately $1.2 million per annum plus bonuses (as defined in the agreements) and severance pay in excess of $2.0 million for termination under certain circumstances.

     In addition, the Company also has agreements with several of its employees providing for aggregate annual compensation amounting to $1.0 million per annum plus bonuses (as defined in the agreements) and severance pay in excess of $1.3 million for termination under certain circumstances.

  Employment Benefit Plans

     MOS has a defined contribution plan (the "Plan") under Section 401(k) of the Internal Revenue Code which is available to all employees who meet established eligibility requirements. Employee contributions are generally limited to 15% of the employee's compensation. Under the provisions of the Plan, MOS may match a portion of the participating employees' contributions. MOS's total contributions to the Plan in 2000 were approximately $27,000.

  Leases

     The Company leases certain facilities and equipment under operating leases having terms ranging from three to ten years. The operating leases expire in 2011. As of December 31, 2000, future minimum lease payments under noncancellable operating leases are as follows:

2001.....................................................  $  871,800
2002.....................................................     966,300
2003.....................................................     896,600
2004.....................................................     684,400
2005.....................................................     566,600
Thereafter...............................................   2,652,000
                                                           ----------
Total....................................................  $6,637,700
                                                           ==========

NOTE T -- STOCK OPTIONS

     In December 1998, the Board of Directors approved the adoption of a stock option plan (the "Plan"). The Plan authorizes the Compensation Committee to administer the Plan and to grant to eligible directors, officers, employees and consultants of the Company, non-qualified and "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986. The Plan, as amended, provides for the reservation and availability of up to 6,500,000 shares of Common Stock of the Company, subject to future stock splits, stock dividends, reorganizations and similar events. The exercise price of incentive stock options may not be less than the fair market value of a share of the Common Stock at the date of grant. The Compensation Committee has the discretion to set the exercise price of non-qualified stock options that are not incentive stock options. The Plan limits the number of shares with respect to which options may be granted in a year to any one optionee to 2,000,000 shares.

                       CROSS MEDIA MARKETING CORPORATION

     The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 applies the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans and therefore has not recognized compensation expense for stock options issued to employees and Directors, since the exercise prices of those awards are equal to the fair market value of the Company's Common Stock on the date of grant.

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date, consistent with the methodology prescribed by SFAS No. 123, pro forma net loss and net loss per share to Common Stockholders for the years ended December 31, 2000 and 1999 would have increased to the following pro-forma amounts:

                                                       2000           1999
                                                    -----------    -----------
Net (loss)
  As reported.....................................  $(4,985,950)   $(9,510,133)
  Pro forma.......................................   (5,556,211)    (9,697,124)
Net loss per share to common
  As reported.....................................  $     (1.84)   $      (.80)
  Pro forma.......................................        (1.85)          (.82)

     The following table summarizes the stock option activity for the years ended December 31, 2000 and 1999:

                                                   2000                     1999
                                          ----------------------    ---------------------
                                                       WEIGHTED-                WEIGHTED-
                                                        AVERAGE                  AVERAGE
                                                       EXERCISE                 EXERCISE
                                           OPTIONS       PRICE      OPTIONS       PRICE
                                          ---------    ---------    --------    ---------
Outstanding -- beginning of the year....    482,000      $2.87       150,000      $1.00
Granted.................................  4,007,000       1.99       450,000       3.01
Canceled................................   (375,000)      3.74      (118,000)      1.00
Outstanding -- end of the year..........  4,114,000       1.93       482,000       2.87
Options exercisable.....................  1,008,743       1.88       200,000       2.35
Weighted average fair value of options
  granted during the year...............                   .81                      .75

     The following table summarizes additional information about outstanding and exercisable stock options at December 31, 2000.

                                          WEIGHTED-
                                           AVERAGE     WEIGHTED-                 WEIGHTED-
                                          REMAINING     AVERAGE                   AVERAGE
                             NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
------------------------   -----------   -----------   ---------   -----------   ---------
  $1.00 - $1.38               463,000        3.0         $1.12        313,589      $1.01
  $1.88 - $3.20             3,551,000        4.6         $1.91        645,154      $1.96
      $6.38                   100,000        2.7         $6.38         50,000      $6.38
                            ---------                               ---------
                            4,114,000                               1,008,743
                            =========                               =========

                       CROSS MEDIA MARKETING CORPORATION

     The fair value of these stock options was estimated at the date of grant using the Black-Scholes Option Pricing Formula based on the following assumptions in 2000 and 1999: an expected life of five years, a risk-free interest rate of 6% and a volatility factor of 35%.

NOTE U -- STOCKHOLDERS' EQUITY

     At December 31, 2000, the Company was authorized to issue 100,000,000 shares of Common Stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. A summary of the Company's Common Stock issuances for the years ended December 31, 2000 and 1999 is as follows:

                                              2000                        1999
                                    -------------------------    -----------------------
                                      SHARES         AMOUNT       SHARES        AMOUNT
                                    -----------    ----------    ---------    ----------
Cash..............................                 $       --    2,957,750    $3,009,498
  In connection with preferred
     stock
     transactions.................   12,296,383     2,748,321
  Acquisition of WeFusion.........      760,000     1,928,100
  In connection with debt
     transactions.................      816,548     1,498,318
  Note receivable.................           --            --    2,500,000     2,500,000
  Non-cash (principally consulting
     services)....................    1,688,374     1,358,955    1,215,000     3,232,750
                                    -----------    ----------    ---------    ----------
                                     15,561,305    $7,533,694    6,672,750    $8,742,248
                                    ===========    ==========    =========    ==========

     The 1999 shares sold for cash include 28,500 shares issued pursuant to the exercise of Common Stock purchase warrants.

     As of December 31, 2000, there were 29,604,519 issued and outstanding shares of Common Stock. If the holders of all outstanding options and Common Stock purchase warrants as of December 31, 2000 exercised those options and warrants, and the holders of all outstanding convertible securities as of that date converted them into Common Stock, the Company would be required to issue approximately 27.1 million additional shares of Common Stock, based on current exercise and conversion prices.

NOTE V -- CONSULTING EXPENSES

     The Company recorded consulting expenses totaling $4.1 million and $6.6 million in 2000 and 1999, respectively. Included in the charges for 2000 are approximately $1.6 million of non-cash charges reflecting the estimated fair value of warrants and options granted to purchase 2,512,000 shares of Common Stock at a range of between $1.00 to $4.00 per share with terms of between two and five years. Included in the charges for 1999 are approximately $3.3 million of non-cash charges reflecting the estimated fair value of five-year warrants granted to purchase 860,000 shares of Common Stock at a range of between $1.00 to $2.00 per share. The fair value of such warrants was estimated using the Black-Scholes option pricing model. Additionally, approximately $1.1 million and $2.7 million of the consulting costs incurred in 2000 and 1999, respectively, reflects the fair value of 535,000 shares and 870,000 shares of the Company's Common Stock issued for professional services rendered in 2000 and 1999, respectively.

NOTE W -- SUBSEQUENT EVENTS

     On December 19, 2000, the holders of the Series C Shares and the New Series C Shares agreed to extend the mandatory redemption date of the Series C Preferred from December 26, 2000 to January 26, 2001. On January 25, 2001, the holders agreed to further extend the redemption date from January 26, 2001 to February 15, 2001. The holders also agreed to waive any default arising out of the Company's

                       CROSS MEDIA MARKETING CORPORATION
failure to redeem such shares prior to February 15, 2001. On February 15, 2001, the Company redeemed an aggregate of 22,992 Series C Shares and New Series C Shares for an aggregate redemption price of $2,299,200 plus accrued and unpaid dividends of $122,300. The holders converted all of the remaining Series C Shares and New Series C Shares into 3,946,250 shares of Common Stock (at an effective conversion ratio of $1.00 per share). In consideration of the agreement of the holders to convert the Series C Shares and New Series C Shares (which would otherwise have been mandatorily redeemable by the Company in full on February 15, 2001), the Company agreed to issue to the holders, pro rata in accordance with the number of shares converted by each of them, an aggregate of 666,400 additional shares of Common Stock. The Company will record a $900,000 non-cash dividend in the first quarter of 2001 reflecting the fair value of the 666,300 additional shares issued. The Company agreed to pay one of the holders of the Series C Preferred a fee of $100,000 in connection with its services relating to the negotiation of these agreements.

     The redemption of the Series C Shares and New Series C Shares was funded in part through the issuance and sale through February 2001 in private placements of an aggregate of 1,500,000 shares of Common Stock at a price of $1.00 per share.

                      [This page intentionally left blank]

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 JUNE 30, 2001

ASSETS:
Current assets
  Cash and cash equivalents.................................    $  1,807,736
  Accounts receivable, net of reserve of $26,048,074........      30,702,673
  Other receivables.........................................       4,925,944
  Prepaid expenses..........................................         742,081
  Deferred expenses.........................................       1,147,395
                                                                ------------
          Total current assets..............................      39,325,829
                                                                ------------
  Property and equipment, net...............................       2,146,022
  Deferred financing costs..................................         712,933
  Goodwill..................................................       7,943,438
  Other assets..............................................       1,537,411
                                                                ------------
                                                                $ 51,665,633
                                                                ============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities
  Revolving credit facility.................................    $ 14,579,524
  Accounts payable and accrued expenses.....................       5,929,786
  Amounts due to publishers.................................       8,861,248
  Deferred revenue..........................................       2,372,438
                                                                ------------
          Total liabilities.................................      31,742,996
                                                                ------------
  Stockholders' equity:
  Convertible preferred stock, $5,062,500 liquidation value;
     authorized 10,000,000 shares; 50,625 outstanding.......       3,303,951
  Common stock, par value $.001 per share; authorized
     100,000,000 shares; 36,726,007 issued and
     outstanding............................................          36,726
  Additional paid in capital................................      70,729,048
  Treasury stock, 600,000 shares............................        (600,000)
  Note receivable -- common stock...........................        (697,500)
  Accumulated deficit.......................................     (52,849,588)
                                                                ------------
          Total stockholders' equity........................      19,922,637
                                                                ------------
                                                                $ 51,665,633
                                                                ============

         The accompanying notes are an integral part of this statement.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FOR THE SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              ---------------------------
                                                                 2001            2000
                                                              -----------    ------------
                                                                      (UNAUDITED)
Revenues, net...............................................  $43,278,242    $ 27,086,194
                                                              -----------    ------------
Direct costs and expenses
  Commission expense........................................   20,863,740      14,012,350
  Other direct costs........................................   11,432,436       4,778,715
                                                              -----------    ------------
                                                               32,296,176      18,791,065
  Gross profit..............................................   10,982,066       8,295,129
  General and administrative expenses.......................    5,490,687       3,064,271
  Consulting expenses.......................................      528,863       2,293,016
  Amortization of goodwill..................................      475,565         242,327
                                                              -----------    ------------
  Total expenses............................................    6,495,115       5,599,614
                                                              -----------    ------------
Income from operations......................................    4,486,951       2,695,515
Interest expense............................................      951,743       2,869,341
                                                              -----------    ------------
Income (loss) before income taxes...........................    3,535,208        (173,826)
Provision for income taxes..................................      708,588         291,952
                                                              -----------    ------------
Net income loss.............................................    2,826,620        (465,778)
Preferred dividends.........................................    1,258,045      31,866,460
                                                              -----------    ------------
Net income (loss) to common stockholders....................  $ 1,568,575    $(32,332,238)
                                                              ===========    ============
Income (loss) per share applicable to common stockholders
  Basic.....................................................  $      0.05    $      (1.58)
                                                              ===========    ============
  Diluted...................................................  $      0.04    $      (1.58)
                                                              ===========    ============
Weighted -- average shares of common stock outstanding
  Basic.....................................................   34,193,350      20,430,093
                                                              ===========    ============
  Diluted...................................................   36,479,744      20,430,093
                                                              ===========    ============

         The accompanying notes are an integral part of this statement.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                                                COMMON STOCK
                                             --------------------------------------------------
                                                                                    ADDITIONAL
                                             PREFERRED     NUMBER OF                  PAID-IN
                                               STOCK         SHARES      AMOUNT       CAPITAL
                                             ----------    ----------    -------    -----------
                                                                (UNAUDITED)
Balance at January 1, 2001.................  $3,303,951    29,604,519    $29,605    $63,221,911
Sales of common stock......................                 2,437,552      2,438      2,435,562
Common stock issued for consulting
  services.................................                    26,500         26         41,049
Warrants issued primarily for consulting
  services.................................                                             164,080
Common stock issued in connection with
  preferred stock conversion...............                 4,612,650      4,612      4,841,278
Contractual dividends......................                                              25,213
Exercise of stock options..................                    44,786         45            (45)
Put-right settlement.......................
Net income for the six months ended June
  30, 2001.................................
                                             ----------    ----------    -------    -----------
Balance at June 30, 2001...................  $3,303,951    36,726,007    $36,726    $70,729,048
                                             ==========    ==========    =======    ===========

                                 TREASURY STOCK
                             ----------------------
                             NUMBER OF                    NOTE        ACCUMULATED
                              SHARES       AMOUNT      RECEIVABLE       DEFICIT          TOTAL
                             ---------    ---------    -----------    ------------    -----------
Balance at January 1,
  2001.....................                            $(2,497,500)   $(54,418,163)   $ 9,639,804
Sales of common stock......                                                             2,438,000
Common stock issued for
  consulting services......                                                                41,075
Warrants issued primarily
  for consulting
  services.................                                                               164,080
Common stock issued in
  connection with preferred
  stock conversion.........                                               (899,640)     3,946,250
Contractual dividends......                                               (358,405)      (333,192)
Exercise of stock options
  Put-right settlement.....   600,000     $(600,000)     1,800,000                      1,200,000
Net income for the six
  months ended June 30,
  2001.....................                                              2,826,620      2,826,620
                              -------     ---------    -----------    ------------    -----------
Balance at June 30, 2001...   600,000     $(600,000)   $  (697,500)   $(52,849,588)   $19,922,637
                              =======     =========    ===========    ============    ===========

         The accompanying notes are an integral part of this statement.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                               FOR THE SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2001           2000
                                                              ----------    ------------
Cash flows from operating activities:
  Net income (loss).........................................  $2,826,620    $   (465,778)
  Adjustments to reconcile results of operations to net cash provided by operating activities:
     Value of common stock and common stock purchase
      warrants issued for services..........................     205,156       1,942,794
     Non cash interest expense..............................          --       1,887,467
     Depreciation and amortization..........................     895,249         498,806
  Net change in asset and liability accounts, net of
     business acquired:
     Accounts receivable....................................  (6,607,665)     (3,377,102)
     Prepaid expenses.......................................    (102,721)        524,551
     Other..................................................    (813,214)      2,327,554
     Accounts payable and other accrued expenses............   1,454,124      (1,792,793)
                                                              ----------    ------------
  Net cash (used in) provided by operating activities.......  (2,142,451)      1,545,499
                                                              ----------    ------------
Cash flows from investing activities:
  Purchase of equipment.....................................  (1,477,020)       (125,785)
  Acquisition of DSI, net of cash acquired..................          --     (23,535,190)
                                                              ----------    ------------
  Net cash used in investing activities.....................  (1,477,020)    (23,660,975)
                                                              ----------    ------------
Cash flows from financing activities:
  Proceeds from sales of preferred stock....................          --      11,301,750
  Proceeds from sales of common stock.......................   2,438,000              --
  Payments received on note receivable......................          --           2,500
  Proceeds from acquisition bridge notes....................          --       1,350,000
  Repayment of bridge note..................................          --        (800,000)
  Redemption of preferred stock.............................  (2,100,000)       (535,000)
  Net funds drawn on Revolving Credit Agreement.............   3,353,191      13,188,944
  Preferred dividends paid..................................    (205,801)        (59,644)
  Accrued closing costs.....................................    (250,000)             --
  Deferred financing costs..................................    (135,000)       (190,000)
                                                              ----------    ------------
Net cash provided by financing activities...................   3,100,390      24,258,550
                                                              ----------    ------------
Net (decrease) increase in cash and cash equivalents........    (519,081)      2,143,074
  Cash and cash equivalents at beginning of period..........   2,326,817         337,615
                                                              ----------    ------------
  Cash and cash equivalents at end of period................  $1,807,736    $  2,480,689
                                                              ==========    ============
Supplemental disclosure of cash flow information:
  Income taxes paid during the period.......................          --    $    265,000
                                                              ==========    ============
  Interest paid during the period...........................  $  708,662    $    815,984
                                                              ==========    ============
Supplemental disclosure of non-cash financing activities
  Non-cash proceeds from reduction of notes receivable (Note
     C).....................................................  $1,800,000              --
                                                              ==========    ============

         The accompanying notes are an integral part of this statement.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                  (UNAUDITED)

NOTE A -- ORGANIZATION

     We were incorporated in Delaware on May 9, 1997 under the name of Brack Industries Inc. We changed our name to Symposium Corporation in December 1998 and subsequently changed our name to Cross Media Marketing Corporation in December 2000. Our principal business strategy is to integrate well established direct marketing skills with a variety of new technologies, including e-mail marketing, web-based systems and interactive voice response, ultimately resulting in a multi-faceted marketing platform for the sale of products and services.

     In November 1999, we formed Media Outsourcing, Inc. ("MOS"), a wholly-owned subsidiary, to acquire the assets of Direct Sales International, LP. We completed this acquisition in January 2000 (see Note C).

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-QSB and do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals, considered necessary for a fair presentation of the results for the interim period have been included. Operating results for the three months and six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The accompanying condensed consolidated financial statements and the information included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with our consolidated financial statements and related notes for the year ended December 31, 2000 as filed with our Form 10-KSB/A.

     Revenues: Revenues derived from originating magazine subscriptions are recognized by us when we receive the first installment payment for subscriptions purchased. The customer can cancel the subscription within ten days of the order. Amounts collected from customers prior to the expiration of the cancellation period are recorded as deferred revenues. Magazine subscription revenues are recorded net of cancellation, collection reserves, and payments made to publishers for fulfillment costs. Such cancellation and collection reserves are based upon our historical cancellation and collection experience.

     Revenues also include commissions earned from publishers in connection with originating paid subscriptions for certain publications. Commissions are also earned from outside parties for securing memberships in a discount-buying club and sales of long-distance telephone services. Commission income is recognized when the related subscriptions or memberships are obtained. In the year ended December 31, 2000, two independent call centers accounted for approximately 35% of our magazine subscription revenues. These call centers could terminate their relationships with us, which could have a material adverse effect on our business.

     Commission Expense: Commission expense is recognized by us when we receive the first installment payment for subscriptions purchased. Amounts paid to brokers prior to the expiration of the cancellation period are recorded as deferred expenses.

     Reclassification: Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 classifications, and certain other amounts have been combined and reclassified.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

     Use of estimates in the Preparation of Financial Statements: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C -- ACQUISITION OF DIRECT SALES INTERNATIONAL, LP ("DSI ACQUISITION")

     On January 28, 2000, through our wholly-owned subsidiary MOS, we acquired substantially all of the assets and assumed certain liabilities of Direct Sales International, LP ("DSI"), a Georgia limited partnership, for approximately $27.6 million, including closing costs of approximately $1.1 million and an agreement to provide approximately $1.5 million of funding to AmeriNet, Inc. ("AmeriNet"). The transaction was accounted for as a purchase business combination. We also granted to Richard Prochnow, the seller of DSI ("Prochnow"), and to RLP Holdings, L.P. the right, which has an intrinsic value of $1.2 million, to sell up to 600,000 shares of our Common Stock back to us at a fixed price.

     On May 10, 2001, we entered into an agreement with Prochnow and RLP Holdings, L.P. pursuant to which Mr. Prochnow exercised the right we granted to him on January 28, 2000 to sell 600,000 shares of common stock to us for $3.00 per share. We paid the $1.8 million purchase price to Mr. Prochnow by reducing the outstanding principal balance on a note issued by Mr. Prochnow to us from $2.5 million to $0.7 million. This note was originally secured by a pledge of
1.9 million shares of common stock. We also agreed with Mr. Prochnow to release
1.4 million shares from the pledge, leaving 532,000 shares to secure remaining principal amount of the note.

     The acquisition was financed by borrowing $16 million ($15.8 million of proceeds, net of fees) under a revolving credit facility entered into contemporaneous with consummating the acquisition and the remainder was funded with proceeds received from sales of common stock and common stock purchase warrants, Series A, B and C convertible preferred stock and certain acquisition bridge loans that the company repaid during the year ended December 31, 2000.

     The following table provides an analysis of the purchase price of the DSI acquisition. The excess of the purchase price over the book value of the net assets acquired, which has been allocated to goodwill, is as follows:

Cash consideration paid to the seller.......................  $25,000,000
Commitment to fund AmeriNet, Inc............................    1,500,000
Seller's stock put right....................................    1,200,000
Transaction expenses........................................    1,114,317
                                                              -----------
Total purchase cost.........................................   28,814,317
Fair value of net assets acquired...........................   21,798,469
                                                              -----------
Purchase price in excess of fair value of net assets
  acquired allocated to goodwill............................  $ 7,015,848
                                                              ===========

     Goodwill is currently being amortized on a straight-line basis over a ten-year period. Subsequent to June 30, 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and other Intangible Assets". We will evaluate goodwill amortization under these standards. See Note J for an explanation of the effect on our financial statements going forward.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

     The following pro forma information illustrates, as restated, the estimated effects of the DSI Acquisition as if such transaction was consummated on January 1, 2000:

                                                              FOR THE SIX MONTHS
                                                                ENDED JUNE 30,
                                                                     2000
                                                             --------------------
                                                             (IN THOUSANDS EXCEPT
                                                               PER SHARE DATA)
Total revenues..............................  As reported          $29,452
                                                Pro forma           35,094
Loss from continuing operations.............  As reported          $  (466)
                                                Pro forma              (69)
Basic and diluted loss per share............  As reported          $ (1.55)
                                                Pro forma            (0.07)

NOTE D -- REVOLVING CREDIT FACILITY

     On January 28, 2000, we and MOS entered into a three-year revolving credit facility (as amended, the "Coast Facility") with Coast Business Credit ("Coast") providing for borrowings of up to $20.0 million subject to certain availability limitations stipulated in the agreement. All borrowings under this facility are repayable with interest at the prime rate plus 2% per annum but not less than 9%. Cross Media Marketing and MOS are also required to maintain certain minimum earnings ratios and levels of net worth as defined in the agreement and MOS was restricted from making distributions to Cross Media Marketing in excess of $1.8 million annually plus any amounts necessary for tax obligations attributable to MOS's operations. All of MOS's assets are pledged as collateral for this obligation. As of June 30, 2001 MOS had an outstanding balance on the Coast Facility of approximately $14.6 million compared to total availability of $18.0 million resulting in $3.4 million of funds available to MOS at June 30, 2001.

     In connection with the execution and delivery of the Coast Facility, the Company initially granted Coast 300,000 five-year common stock purchase warrants at an exercise price of $3.53 per share (110% of the closing price of the common stock on the closing date). As a result of the anti-dilution provisions, the exercise price has been reduced to $2.19 per share and the number of shares has been increased to 484,669 as of June 30, 2001. Accordingly, we recorded a non-cash interest charge of approximately $14,647 and $20,491, respectively, during the three months and six months ended June 30, 2001. Our non-cash interest charge in connection with the anti-dilution adjustments was approximately $280,000 as of June 30, 2001.

     MOS incurred fees and expenses in connection with this facility of approximately $1.1 million, which are being amortized over three years.

     In May 2001, we agreed with Coast to amend the Coast Facility as follows:
(i) Coast waived the requirement that we maintain a minimum Tangible Net Worth through March 31, 2001; (ii) Coast waived any violation of the limitation on distributions by MOS to Cross Media Marketing with respect to a $1.0 million distribution in February 2001; (iii) we agreed to maintain a minimum Senior Debt to EBITDA ratio of no greater than 1.5 to 1.0; and (iv) we agreed to maintain other covenants. Management expects to be fully in compliance with the provisions of this agreement going forward.

NOTE E -- CONVERTIBLE PREFERRED STOCK

     Series A Convertible Preferred Stock ("New Series A Shares")

     On June 9, 2000, we issued 30,375 shares of New Series A Shares and a five-year warrant to purchase 225,000 shares of Common Stock at an initial exercise price of $1.4850 (subject to certain anti-

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES dilution and similar adjustments). The aggregate purchase price for the New Series A Shares and the warrant was $2.25 million. We also granted the purchaser of the New Series A Shares an option, exercisable in the purchaser's sole discretion during the sixty day period following June 9, 2000, to purchase up to an additional $2,025,000 face amount of New Series A Shares and a warrant to purchase an additional 150,000 shares of Common Stock for the same purchase price. The purchaser exercised its option, and we issued and sold to the purchaser an additional 20,250 New Series A Shares and the additional warrant on August 1, 2000 for an aggregate purchase price of $1.5 million. The face amount and liquidation value of the New Series A Shares is $5,062,500.

     Dividends accrue on the New Series A Shares at an annual rate of 10% of the face amount, payable semi-annually in cash and/or Common Stock at our option under certain conditions. We have reserved 407,320 shares of common stock in payment of dividends accrued on the New Series A Shares as of June 30, 2001. Such shares are issuable to the holder of the Series A Shares at any time, upon request. The New Series A Shares are redeemable, at our option under certain conditions, at a redemption price of 100% of face value plus any accrued and unpaid dividends.

     The New Series A Shares are convertible at a conversion price equal to the lesser of: (i) $1.93 (110% of the closing bid price of the Common Stock on the date of the issuance, subject to adjustments); or (ii) 91% of the average of the three lowest, non-consecutive closing bid prices for the Common Stock in the ten trading days preceding the date of the holder's conversion notice to us (the "Conversion Notice"). The conversion price and the exercise price of the warrants are subject to downward adjustment to equal the lowest price at which shares of the Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock are issued while the New Series A Shares and warrants remain outstanding (if such price is lower than the then effective conversion or exercise price), subject to certain exceptions. These exceptions include: (i) the issuance of shares of Common Stock upon conversion or exercise of presently outstanding options, warrants or convertible securities in accordance with the terms of such options, warrants or convertible securities as in effect upon the initial issuance date of the New Series A Shares (but subject to certain anti-dilution adjustments).

     By letter agreement dated December 28, 2000, the holder of all the outstanding New Series A Shares agreed not to convert the New Series A Shares prior to June 9, 2001 if, on the date of such proposed conversion, the then-current market price of our Common Stock is less than $1.50 per share (the "Conversion Floor"). On and after June 9, 2001 there will be no Conversion Floor. The holders agreed that they would not redeem the New Series A Shares prior to June 9, 2001. The conversion provisions of the New Series A Shares and warrants create a substantial risk of dilution to the holders of our Common Stock.

     On July 18, 2001, we entered into agreements with the holder of all 50,625 of the outstanding shares of our New Series Shares. See Note K for further description of this agreement.

NOTE F -- MANDATORILY REDEEMABLE PREFERRED STOCK

     Series C Mandatorily Redeemable Convertible Preferred Stock ("Series C Preferred")

     On January 28, 2000, in a private placement, we issued 52,892 Series C Preferred shares resulting in proceeds to us totaling approximately $5.0 million. The Series C Preferred was initially convertible into shares of Common Stock at a conversion ratio of $2.00 per share and was entitled to a 10% cumulative dividend. In connection with the initial issuance and sale of the Series C Preferred in January 2000 (the "Series C Shares"), we also issued 1,763,067 shares of Common Stock to the holders of the Series C Shares and reduced the exercise price of the 2,000,000 Common Stock purchase warrants previously issued to a holder of Series C Shares and an affiliate of such holder from $3.50 per share to $1.00 per share.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

     The Series C Shares were originally mandatorily redeemable on the earlier of July 26, 2000 or upon the consummation of a financing transaction resulting in gross proceeds of at least $10.0 million. On April 24, 2000, the holders of the Series C Shares agreed to extend the mandatory redemption date of the Series C Shares from July 26, 2000 to December 26, 2000 (the "Mandatory Redemption Date") in exchange for 2,247,067 shares of our Common Stock and a reduction in the effective conversion ratio from $2.00 per share to $1.00 per share. The value of the shares of Common Stock issued and change in the effective conversion ratio was reflected during the second quarter of 2000 as an additional deemed dividend in the amount of $8,560,417.

     On June 14, 2000, we issued an additional 7,500 shares of Series C Preferred (the "New Series C Shares") and 250,000 shares of Common Stock, resulting in proceeds of $750,000. We also agreed to reduce the exercise price of 2,000,000 Common Stock purchase warrants held by the purchaser of the New Series C Shares and an affiliate of such purchaser from $1.00 to $0.50 per share. We also paid a fee in connection with the issuance of the New Series C Shares of 562.5 shares of Series C Preferred, five-year warrants to purchase 100,000 shares of Common Stock at a price of $1.88 per share and 18,750 shares of Common Stock.

     On July 18, 2000, the holders of the Series C Shares and the New Series C Shares agreed to waive the requirement that our failure to redeem the Series C Preferred on or before the Mandatory Redemption Date would trigger a reduction in the conversion ratio of the Series C Preferred from $1.00 to $0.25 per share. In consideration for this waiver, we agreed to issue to such holders an aggregate of 1,523,750 shares of Common Stock, pro rata in accordance with their percentage holdings of the Series C Shares and New Series C Shares, and to issue as a fee in connection with such waiver, an additional 1,500 shares of Series C Preferred and 50,000 shares of Common Stock. The value of the shares was reflected during the third quarter of 2000 as an additional deemed dividend in the amount of $3,026,028.

     On December 19, 2000, the holders of the Series C Shares and the New Series C Shares agreed to extend the Mandatory Redemption Date of the Series C Preferred from December 26, 2000 to January 26, 2001. On January 25, 2001, the holders agreed to further extend the redemption date from January 26, 2001 to February 15, 2001. On February 15, 2001, we redeemed an aggregate of 22,992 Series C Shares and New Series C Shares for an aggregate redemption price of $2,299,200 plus accrued and unpaid dividends of $122,300. The holders converted all of the remaining Series C Shares and New Series C Shares into 3,946,250 shares of Common Stock (at an effective conversion ratio of $1.00 per share). In consideration of the agreement of the holders to convert the Series C Shares and New Series C Shares (which would otherwise have been mandatorily redeemable by us in full on February 15, 2001), we agreed to issue to the holders, pro rata in accordance with the number of shares converted by each of them, an aggregate of 666,400 additional shares of Common Stock. The value of the shares of Common Stock issued was reflected in the first quarter of 2001 as an additional deemed dividend in the amount of $899,640. We agreed to pay a fee of $100,000 to one of the Series C holders in connection with their services relating to the negotiation of these agreements. There is a note payable of $199,200 related to the redemption of the preferred stock.

     The redemption of the Series C Shares and the New Series C Shares was funded in part through the issuance and sale by us, in private placements, of an aggregate of 1,500,000 shares of Common Stock at a price of $1.00 per share.

NOTE G -- NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is presented under Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period.

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES

NOTE H -- INCOME TAXES

     We have Federal and State net operating loss carryforwards of approximately $7.0 million available to offset future taxable income, if any, through December 2020. The utilization of the net operating losses is subject to a substantial limitation due to the "change of ownership" provisions under Section 382 of the Internal Revenue Code and similar State provisions. Such limitation may result in the expiration of the net operating losses before their utilization. A valuation allowance has been established to reserve for the deferred tax assets arising from the net operating losses and other temporary differences since there is no assurance that their benefit will be realized in the future. For the three months and six months ended June 30, 2001 we recorded a $0.5 million and $0.7 million tax provision based on an estimate of our effective income tax rate projected for the year ending December 31, 2001.

NOTE I -- COMMON STOCK

     At June 30, 2001, we were authorized to issue 100,000,000 shares of Common Stock, $.001 par value and 10,000,000 shares of preferred stock, $.001 par value. As of June 30, 2001 there were 36,726,007 shares of Common Stock and 50,625 New Series A Shares issued and outstanding. If the holders of all outstanding options and Common Stock purchase warrants and the holders of the New Series A Shares converted them into Common Stock as of June 30, 2001, we would be required to issue approximately 22,778,671 additional shares of Common Stock.

     During the six months ended June 30, 2001, we received proceeds of $2,438,000 from the sale of 2,437,552 shares of our common stock.

NOTE J -- EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board approved the issuance of Statements of Financial Accounting Standards No. 141 "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

     We will continue to amortize goodwill existing at June 30, 2001 under its current method until December 31, 2001. Thereafter, annual and quarterly goodwill amortization of approximately $1.0 million and $0.3 million, respectively, will no longer be recognized. The Company will perform a transitional fair value based impairment test at March 31, 2002 and if the fair value is less than the recorded value at January 1, 2002, we will record an impairment loss in the March 31, 2002 quarter as a cumulative effect of a change in accounting principle.

NOTE K -- SUBSEQUENT EVENTS

     On July 19, 2001, we executed a definitive agreement to acquire LifeMinders, Inc., an online direct marketer. The merger, is subject to the approval of both companies' stockholders. We will pay a total combined cash and stock consideration of $68.1 million for all outstanding equity interests in LifeMinders, including stock options, subject to a reduction of $1.75 million if and to the extent that LifeMinders' net cash and cash equivalents are less than $50 million at August 31, 2001.

     On July 18, 2001, we entered into agreements with the holder of all 50,625 outstanding shares of our Series A Convertible Preferred Stock. These agreements provide that the following will occur simultaneously with, and conditional upon, the consummation of the LifeMinders acquisition: (i) we will

               CROSS MEDIA MARKETING CORPORATION AND SUBSIDIARIES redeem 25,312.5 Series A Shares for a cash payment of $2,531,250 or $100 per share, provided that the holder may elect to convert these shares into shares of our common stock at a conversion price of $1.48 per share prior to the closing of the LifeMinders' acquisition, in which event the holder would receive 1,710,304 shares of common stock and would convert the remaining 25,312.2 Series A Shares at a conversion price of $1.48 per share, or 1,710,304 shares of common stock; (ii) in consideration of the agreement to convert at least half of the Series A Shares, we will make a payment to the holder in the amount of $968,750 in either (a) cash, (b) cash and common stock, or (c) wholly in common stock; and (iii) we will issue warrants to purchase 250,000 shares of our common stock with an exercise price of $1.9845, which will replace the 375,000 warrants issued in connection with the Series A Shares and which will have the same anti-dilution provisions. If the definitive merger agreement with LifeMinders is terminated or if the acquisition of LifeMinders is not completed by June 18, 2002, the holder may elect to exchange the Series A Shares for a new series of convertible preferred stock with a conversion price of $1.48 per share, subject to certain provisions, or to exchange the Series A Shares for a new series of convertible preferred stock with the same terms and provisions as the existing Series A Shares, except for revisions.

     On August 20, 2001, we entered into an amended and restated merger agreement with LifeMinders. Under the amended and restated merger agreement, the merger consideration will be comprised of up to $24 million in cash and approximately 22.3 million shares of our common stock (based on certain assumptions and subject to certain adjustments). If LifeMinders stockholders do not elect to receive the maximum cash consideration, then the number of shares of our common stock that we will issue in the merger will increase by an amount equal to $24 million less the amount of the total cash consideration paid in the merger divided by $1.9845. The value of the merger consideration will depend on the market price of our common stock on the date on which the merger is completed.

                      [This page intentionally left blank]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of LifeMinders, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of LifeMinders, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          /s/ PricewaterhouseCoopers LLP

McLean, Virginia
March 27, 2001

                               LIFEMINDERS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------    ---------
                                                              ($ IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $  42,771     $ 55,524
  Marketable securities, held to maturity...................     19,939        1,968
  Accounts receivable, net of allowance for doubtful
     accounts of $1,678 and $493, respectively..............      9,090        6,526
  Prepaid expenses and other current assets.................      6,324        6,770
                                                              ---------     --------
          Total current assets..............................     78,124       70,788
  Property and equipment, net...............................     23,806        5,380
  Intangible assets, net....................................      4,159           --
  Restricted cash...........................................      7,700           --
  Other assets..............................................        747          689
                                                              ---------     --------
          Total assets......................................  $ 114,536     $ 76,857
                                                              =========     ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   5,411     $  3,121
  Accrued advertising costs.................................        236        4,300
  Accrued employee costs....................................        766          657
  Accrued expenses..........................................      1,802        1,033
  Deferred revenue..........................................        288          244
  Notes payable.............................................        782           81
  Capital lease obligations.................................      1,370          724
                                                              ---------     --------
          Total current liabilities.........................     10,655       10,160
Notes payable, net of current portion.......................        472           74
Capital lease obligations, net of current portion...........        197          906
Deferred rent...............................................         43           40
                                                              ---------     --------
          Total liabilities.................................     11,367       11,180
                                                              ---------     --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 9,665,240 shares
     authorized, no shares issued and outstanding...........         --           --
  Common stock, $.01 par value; 60,000,000 shares authorized at December 31, 2000 and 1999; 25,932,217 and
     20,299,039 shares issued and outstanding at December
     31, 2000 and 1999, respectively........................        259          203
  Additional paid-in capital................................    251,393      104,622
  Deferred compensation on employee stock options...........     (4,904)      (5,077)
  Accumulated deficit.......................................   (143,579)     (34,071)
                                                              ---------     --------
          Total stockholders' equity........................    103,169       65,677
                                                              ---------     --------
          Total liabilities and stockholders' equity........  $ 114,536     $ 76,857
                                                              =========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               LIFEMINDERS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2000           1999          1998
                                                        -----------    ----------    ----------
                                                           ($ IN THOUSANDS, EXCEPT SHARE AND
                                                                  PER SHARE AMOUNTS)
Revenue:
  Advertising.........................................  $    45,814    $    9,446    $       57
  Opt-in..............................................        6,573         4,573            --
  Consulting..........................................        1,539            --            --
                                                        -----------    ----------    ----------
          Total revenue...............................       53,926        14,019            57
                                                        -----------    ----------    ----------
Cost of revenue:
  Cost of revenue (including stock-based compensation
     of $58, $-- and $--, respectively)...............        6,873           966            60
  Impairment of long-lived assets.....................        5,969            --            --
                                                        -----------    ----------    ----------
          Total cost of revenue.......................       12,842           966            60
                                                        -----------    ----------    ----------
Gross margin (loss)...................................       41,084        13,053            (3)
                                                        -----------    ----------    ----------
Operating expenses:
  Sales and marketing (including stock-based
     compensation of $586, $232 and $--,
     respectively)....................................       70,897        38,648           869
  Research and development (including stock-based
     compensation of $668, $139 and $--,
     respectively)....................................        7,758         1,963           374
  General and administrative (including stock-based
     compensation of $418, $254 and $--,
     respectively)....................................       17,274         4,396           718
  Amortization of goodwill............................        9,571            --            --
  Depreciation and amortization.......................        2,829           185             8
  Impairment of long-lived assets.....................       48,017            --            --
                                                        -----------    ----------    ----------
          Total operating expenses....................      156,346        45,192         1,969
                                                        -----------    ----------    ----------
Loss from operations..................................     (115,262)      (32,139)       (1,972)
Interest income, net of interest expense of $474, $31
  and $--, respectively...............................        5,779           529            25
Equity in net losses of investee......................          (25)           --            --
                                                        -----------    ----------    ----------
          Net loss....................................     (109,508)      (31,610)       (1,947)
Accretion on mandatorily redeemable convertible
  preferred stock.....................................           --        (1,155)         (157)
                                                        -----------    ----------    ----------
Net loss available to common stockholders.............  $  (109,508)   $  (32,765)   $   (2,104)
                                                        ===========    ==========    ==========
Basic and diluted net loss per common share...........  $     (4.59)   $    (6.26)   $    (0.64)
                                                        ===========    ==========    ==========
Weighted average common shares and common share
  equivalents (basic and diluted).....................   23,854,850     5,230,826     3,275,000
                                                        ===========    ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                               LIFEMINDERS, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                         DEFERRED
                                                                           STOCK
                                       COMMON STOCK       ADDITIONAL   COMPENSATION                   TREASURY STOCK
                                    -------------------    PAID-IN      ON EMPLOYEE    ACCUMULATED   ----------------
                                      SHARES     AMOUNT    CAPITAL     STOCK OPTIONS     DEFICIT     SHARES    AMOUNT     TOTAL
                                    ----------   ------   ----------   -------------   -----------   -------   ------   ---------
                                                                 ($ IN THOUSANDS, EXCEPT SHARE DATA)
Balance, December 31, 1997........   3,274,998    $ 33     $    364       $    --       $    (514)        --    $ --    $    (117)
Acquisition of treasury stock.....          --      --           --            --              --     62,500      (1)          (1)
Exercise of stock option in
  connection with the preferred
  stock offering..................          --      --           (1)           --              --    (62,500)      1           --
Accretion on mandatorily
  redeemable convertible preferred
  stock...........................          --      --         (157)           --              --         --      --         (157)
Net loss..........................          --      --           --            --          (1,947)        --      --       (1,947)
                                    ----------    ----     --------       -------       ---------    -------    ----    ---------
Balance, December 31, 1998........   3,274,998      33          206            --          (2,461)        --      --       (2,222)
Accretion on mandatorily
  redeemable convertible preferred
  stock...........................          --      --       (1,155)           --              --         --      --       (1,155)
Exercise of stock options.........     112,500       1           89            --              --         --      --           90
Issuance of stock options in
  exchange for services...........          --      --            9            --              --         --      --            9
Issuance of common stock, net of
  issuance costs of $5,905........   4,830,000      48       61,667            --              --         --      --       61,715
Conversion of Series A, B, C, D
  and E preferred stock to common
  stock...........................  12,081,541     121       38,104            --              --         --      --       38,225
Deferred compensation.............          --      --        5,702        (5,702)             --         --      --           --
Amortization of deferred
  compensation....................          --      --                        625              --         --      --          625
Net loss..........................          --      --           --            --         (31,610)        --      --      (31,610)
                                    ----------    ----     --------       -------       ---------    -------    ----    ---------
Balance, December 31, 1999........  20,299,039     203      104,622        (5,077)        (34,071)        --      --       65,677
Issuance of common stock, net of
  issuance costs of $5,429........   2,767,500      28       85,871            --              --         --      --       85,899
Issuance of common stock for
  business acquisitions...........   2,250,523      22       51,619            --              --         --      --       51,641
Fair value of options assumed in
  business acquisitions...........          --      --        9,806            --              --         --      --        9,806
Issuance of common stock pursuant
  to employee stock purchase
  plan............................      15,019      --          148            --              --         --      --          148
Exercise of stock options.........     600,136       6        1,016            --              --         --      --        1,022
Deferred compensation related to
  business acquisitions...........          --      --           --        (3,246)             --         --      --       (3,246)
Adjustment of deferred
  compensation for unvested stock
  options forfeited...............          --      --       (1,689)        1,689              --         --      --           --
Amortization of deferred
  compensation....................          --      --           --         1,730              --         --      --        1,730
Net loss..........................          --      --           --            --        (109,508)        --      --     (109,508)
                                    ----------    ----     --------       -------       ---------    -------    ----    ---------
Balance, December 31, 2000........  25,932,217    $259     $251,393       $(4,904)      $(143,579)        --    $ --    $ 103,169
                                    ==========    ====     ========       =======       =========    =======    ====    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                               LIFEMINDERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2000         1999       1998
                                                             ---------    --------    -------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net loss.................................................  $(109,508)   $(31,610)   $(1,947)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Impairment of long-lived assets.......................     53,986          --         --
     Depreciation and amortization.........................      6,383         538          8
     Amortization of intangibles and goodwill..............     12,024          --         --
     Provision for doubtful accounts receivable............      3,816         494         --
     Amortization of deferred compensation on employee
       stock options.......................................      1,730         625         --
     Equity in net losses of investee and loss on disposal
       of investment.......................................         64          --         --
     Issuance of common stock and stock options in exchange
       for services........................................         --           9         --
     Changes in assets and liabilities, net of effects for
       acquisitions:
       Accounts receivable.................................     (6,351)     (7,020)        --
       Prepaid expenses and other current assets...........      2,032      (6,769)        --
       Other assets........................................        262        (689)        --
       Accounts payable....................................     (1,637)      3,079         42
       Accrued advertising costs...........................     (4,064)      4,300         --
       Accrued bonuses.....................................        109         657         --
       Accrued expenses....................................        681         953         32
       Deferred revenue....................................       (261)       (112)       355
       Deferred rent.......................................          3          40         --
                                                             ---------    --------    -------
          Net cash used in operating activities............    (40,731)    (35,505)    (1,510)
                                                             ---------    --------    -------
Cash flows from investing activities:
  Acquisition of property and equipment....................    (23,181)     (4,242)       (50)
  Purchase of marketable securities........................    (58,875)     (1,968)        --
  Proceeds from maturities of marketable securities........     40,904          --         --
  Increase in restricted cash related to letters of
     credit................................................     (7,700)         --         --
  Investments in unconsolidated entities...................     (5,759)         --         --
  Distributions from unconsolidated entities...............      1,647          --         --
  Payments for business acquisitions, net of cash
     acquired..............................................     (5,466)         --         --
                                                             ---------    --------    -------
          Net cash used in investing activities............    (58,430)     (6,210)       (50)
                                                             ---------    --------    -------

                               LIFEMINDERS, INC.

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2000         1999       1998
                                                             ---------    --------    -------
                                                                      (IN THOUSANDS)
Cash flows from financing activities:
  Issuance of preferred stock..............................         --      37,200         --
  Preferred stock issuance costs...........................         --      (2,153)        --
  Proceeds from the exercise of Series B preferred stock
     warrants..............................................         --          --      1,000
  Borrowings under notes payable...........................      1,728         162         --
  Payments of notes payable................................     (1,203)         (7)        --
  Repayment of principal on capital lease obligations......     (1,186)         --         --
  Proceeds from issuance of common stock...................     91,328      67,620         --
  Common stock issuance costs..............................     (5,429)     (5,905)        --
  Proceeds from issuance of common stock under ESPP........        148          --         --
  Exercise of stock options................................      1,022          90         --
                                                             ---------    --------    -------
          Net cash provided by financing activities........     86,408      97,007      1,000
                                                             ---------    --------    -------
Net increase (decrease) in cash and cash equivalents.......    (12,753)     55,292       (560)
Cash and cash equivalents, beginning of year...............     55,524         232        792
                                                             ---------    --------    -------
Cash and cash equivalents, end of year.....................  $  42,771    $ 55,524    $   232
                                                             =========    ========    =======
SUPPLEMENTAL CASH FLOW DISCLOSURES AND NON-CASH INVESTING
  AND FINANCING ACTIVITIES:
Cash paid for interest.....................................  $     469    $     31    $    --
                                                             =========    ========    =======
Issuance of stock options in exchange for services.........  $      --    $      9    $    --
                                                             =========    ========    =======
Accretion of mandatorily redeemable convertible preferred
  stock....................................................  $      --    $  1,155    $   157
                                                             =========    ========    =======
Purchase of computer equipment through capital lease.......  $     999    $  1,630    $    --
                                                             =========    ========    =======
Sale of unconsolidated entity in exchange for a note
  receivable...............................................  $   1,450    $     --    $    --
                                                             =========    ========    =======
Liabilities assumed in the acquisition of businesses.......  $   1,667    $     --    $    --
                                                             =========    ========    =======
Issuance of common stock and assumption of stock options
  for business acquisitions................................  $  61,447    $     --    $    --
                                                             =========    ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               LIFEMINDERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

     LifeMinders, Inc. (the Company) is an online direct marketing company that provides personalized content and advertisements via email to a community of members. Email messages contain reminders and tips that are designed to enable the Company's members to better organize and manage their lives. Proprietary member information and targeting capabilities provide advertising partners the opportunity to more effectively reach their target audiences.

     The Company's outsourcing business unit was launched late in the second quarter of 2000. The outsourcing product enables other companies to deliver targeted marketing messages to their own customers via email, thereby enhancing communication with their customers, driving increased revenue opportunities and heightening loyalty for their brands.

     The Company was incorporated in Maryland on August 9, 1996 (Date of Inception) under the name of MinderSoft, Inc. In January 1999, the Company changed its name to LifeMinders.com, Inc. and reincorporated in Delaware in July 1999. In June 2000, the Company changed its name to LifeMinders, Inc.

     During 1998, the Company entered into arrangements with national retailers to distribute reminder products in software form on disk. In late 1998, the Company revised its strategy to become an online direct marketing company that provides personalized content and advertisements via email to a loyal community of members. Given this significant shift in strategy in late 1998, the historical financial condition and results of operations prior to 1999 do not necessarily reflect the Company's business as it is currently being conducted.

     On October 21, 1999, the Board of Directors approved a 5 for 4 common stock split in connection with the filing of an initial public offering. The conversion ratio of the mandatorily redeemable convertible preferred stock was adjusted from a 1 for 1 conversion ratio to a 5 for 4 conversion ratio in connection with the stock split. The consolidated financial statements of the Company, including all share and per share data, have been retroactively restated to reflect the 5 for 4 common stock split for all periods presented.

     On November 19, 1999, the Company completed its initial public offering issuing 4,830,000 shares of common stock at an initial public offering price of $14.00 and raised net proceeds of $61,715,000. On February 8, 2000, the Company completed its follow-on public offering of 2,767,500 shares of common stock at a price of $33.00 per share and raised net proceeds of $85,899,000.

     In December 2000, in a continued effort to reduce costs and reach profitability, the Company made the decision not to pursue and develop its wireless operations. In conjunction with this decision, the Company recorded an impairment charge of $49,020,000 in the fourth quarter of 2000, of which $5,969,000 is included as a component of cost of sales. Also in the fourth quarter of 2000, the Company decided not to pursue and develop the operations of its consolidated subsidiary PleaseRSVP, resulting in an impairment charge of $2,653,000. Additionally, an evaluation of the Company's carrying value in its investments in non-marketable equity securities in the fourth quarter of 2000 indicated that a permanent loss in value of the investments existed. As a result, the Company recorded a charge of $2,313,000 for a permanent decline in value of certain non-marketable equity securities.

     The Company believes that existing cash, cash equivalents and available credit facilities, will be sufficient to meet anticipated cash needs for working capital, member acquisition expenses, investment or acquisition related expenditures and capital expenditures for the foreseeable future.

                               LIFEMINDERS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies followed by the Company in the preparation of these consolidated financial statements are as follows:

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in which the Company exercises significant influence, but does not exercise unilateral operating and financial control are accounted for using the equity method. If the Company does not have the ability to exercise significant influence over an investee, the investment is accounted for using the cost method. All significant intercompany transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

  Cash and Cash Equivalents

     Highly liquid investments having original maturities of 90 days or less at the date of acquisition are classified as cash equivalents. The carrying value of cash equivalents approximate their fair value.

  Marketable Securities

     Marketable securities include investments in commercial paper and U.S. government securities for which the original maturity dates exceed three months. All marketable securities mature within one year from the balance sheet date. Marketable securities are classified as held-to-maturity and are accounted for at amortized cost, which approximates fair value. No marketable securities were sold prior to maturity.

  Accounts Receivable, Net

     The Company estimates an allowance for doubtful accounts based on a periodic review of aged customer balances as well as general economic conditions impacting the Company's customers.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

  Internal-use Software and Website Development Costs

     Internal use software and web site development costs are capitalized in accordance with Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Emerging Issues Task Force (EITF) Issue No. 00-02, "Accounting for Web Site Development Costs." Qualifying costs incurred during the application development stage, which consist primarily of outside services and consultants, are capitalized and amortized over the estimated useful life

                               LIFEMINDERS, INC.

of the asset. All other costs are expensed as incurred. For the year ended December 31, 2000, costs qualifying for capitalization total $1,465,000 net of amortization of $235,000. No costs qualified for capitalization in 1999 and 1998. Amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

  Intangible Assets

     The cost of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of cost over identifiable assets and liabilities is recorded as goodwill. Identifiable intangible assets related to the acquisition of assembled workforces are amortized on a straight-line basis over one year, the approximate length of employment contracts. Goodwill, technology, patents and other identifiable intangible assets are amortized on a straight-line basis over three years. The carrying amounts of intangible assets and goodwill are reviewed if facts or changes in circumstances suggest that they may be impaired. If this review indicates that the carrying amounts of intangible assets and goodwill will not be recoverable, as determined based on estimated undiscounted future cash flows of the acquired assets, the carrying amounts of the intangible assets and goodwill are reduced accordingly based on the difference between the carrying value and fair market value. Fair market value is determined using discounted cash flows or other methods. During 2000, the Company recorded an impairment of certain intangible assets (see Note 3).

  Revenue Recognition

     The Company recognizes revenue when persuasive evidence of an arrangement exists, terms are fixed or determinable, services are performed or products are delivered, and collection is probable. During 1998, the Company's revenue was generated from distribution agreements for software-based products. Revenue from these agreements was recognized as the services were performed.

     During 2000 and 1999, revenue was generated primarily by delivery of advertisements within emails to the Company's members and delivery of names to its opt-in partners.

     During 2000, the Company adopted Staff Accounting Bulletin No. 101 with no material impact.

  Advertising

     Advertising arrangements consist primarily of advertisements that are displayed within the Company's emails. Generally, advertisers pay the Company and the Company recognizes revenue on a per email basis, based on the number of emails delivered to the Company's members in which the advertisements are displayed. From time to time, the Company may guarantee a minimum number of emails to be delivered containing an advertisement directed at a specific member group. Under these contracts, the Company is not required to forfeit fees received for emails previously delivered and the Company has historically fulfilled the guaranteed minimum number of emails; therefore, revenue is recognized as emails are delivered. The Company may also guarantee a minimum number of sales orders for the advertiser based on the emails delivered. Under these contracts the Company defers all revenue until notification is received from the advertiser that the minimum number of sales orders have been achieved by the advertiser. In addition, the Company may provide advertisers the opportunity for the exclusive right to sponsor advertisements within a specific email category for a specified period of time for a fixed fee. Under these contracts the Company recognizes revenue ratably during the period the advertisement is displayed in the Company's emails since there is no obligation to provide a minimum number of emails for that individual advertiser during the specific period. The Company's advertising contracts generally have average terms ranging from one to six months.

                               LIFEMINDERS, INC.

     Periodically, the Company enters into barter/reciprocal transactions, where it exchanges advertising space within its emails for reciprocal advertising space or traffic on other Web sites. Revenue from barter transactions is recognized in accordance with APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB No. 29), and EITF Issue No. 99-17, Accounting for Advertising Barter Transactions, during the period in which the advertisements are displayed in the Company's emails. In the absence of sufficient evidence of fair value, the acquired assets are recorded at the book value of the surrendered assets. No gain or loss is recorded from barter transactions as the revenue recognized equals the advertising costs incurred. For the years ended December 31, 1999 and 1998, the Company did not enter into any barter arrangements. For the year ended December 31, 2000, the Company entered into several barter arrangements for which no revenue or expense was recognized as sufficient evidence of fair value was indeterminable and the Company's carrying cost of the surrendered assets was insignificant.

  Opt-in

     Revenue is recognized as affirmative member responses to advertisers' newsletters and other promotions offered during the Company's sign up process are delivered to the Company's opt-in partners. The Company derives opt-in revenue through fees that its opt-in advertising partners pay for member registrations. The Company records revenue net of estimated duplicate member responses to its opt-in partners' newsletters and other promotions. Duplicate member responses are names, generally in the form of email addresses, that the Company provides to opt-in advertising partners for which the Company's members have previously registered either through the Company's sign up process or with the Company's opt-in advertising partners directly. Historically, opt-in partners have immediately notified the Company of duplicate member responses upon receipt of member registration information, which is transmitted to opt-in partners twice a week. The Company issues credits upon notification of duplicate member responses and, therefore, has not experienced significant differences between the actual and estimated amounts of duplicate member responses. Opt-in partners pay a fixed rate per registration and, upon delivery of the registrations, the Company has no further obligation under the agreements. The Company does not currently anticipate any significant change in the nature of the fees it charges its opt-in partners or in its customer base and believes its historical experience with its opt-in product is predictive of future estimates. For the years ended December 31, 2000 and 1999, revenue was recorded net of $913,000 and $618,000, respectively, for estimated duplicate member responses to the Company's opt-in partners' newsletters and other promotions.

     Cash received from customers in advance is recorded as deferred revenue. Advertising and opt-in revenue is recognized as emails and affirmative member responses, respectively, are delivered.

  Consulting Revenue

     Consulting revenue consists of revenue earned under a contract relating to services for the development of weather related content. Under this contract, which was completed in 2000, the Company provided consulting services for customization and modification of our customer's current software systems. Revenue was recognized under the percentage-of-completion method of accounting, based on the ratio of costs incurred to total estimated costs. The percentage-of-completion method is deemed the most appropriate method of revenue recognition as the Company is generally entitled to payment for work performed to date even though it may not coincide with a specific billing milestone. The billing milestones are considered to be interim billing points for the purposes of providing funding to the Company for its efforts and not true output measures of the Company's progress to completion. Additionally, the ratio of costs incurred to total estimated costs has a direct relationship to the performance of services specified in the arrangement due to the types of costs that are incurred. Costs incurred relating to performance of the services specified in the arrangement consist primarily of costs for consulting services and payroll relating to individuals performing the software modification and customization procedures. The consultant and

                               LIFEMINDERS, INC.

payroll costs incurred directly coincide with the input of effort into the modification and customization process. Direct material costs on this project were insignificant. Project-related overhead costs included within the calculation of the percentage complete are consistent with industry practice and there are no significant up-front costs charged to the contract. Cash received in advance of services to be provided was recorded as deferred revenue and recognized upon the completion of the related services.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, marketable securities and accounts receivable.

     The Company's cash and cash equivalents are maintained at five U.S. financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The majority of the Company's cash equivalents are invested in short-term commercial paper.

     Approximately 88% of the revenue for the year ended December 31, 1998 were concentrated with one customer. No one customer exceeded 10% of the Company's revenue or accounts receivable at December 31, 2000 and 1999 and for the years then ended.

  Advertising Costs

     Advertising costs are charged to sales and marketing expense as the contractual terms of the advertising contracts are fulfilled. Cash paid in advance of advertising services received is recorded as prepaid expenses that are amortized as services are received. Advertising costs for the years ended December 31, 1998 were insignificant. Advertising costs for the years ended December 31, 2000 and 1999 were $49,491,000 and $33,906,000, respectively. At
December 31, 2000 and 1999, $1,917,000 and $6,312,000, respectively, of prepaid advertising expense is included in prepaid expenses and other current assets.

  Research and Development Costs

     Research and development costs are expensed as incurred and include expenses for the development of new or improved technologies designed to enhance the performance of our service, including the salaries, stock-based compensation and related expenses for our engineering department, as well as costs for contracted services and co-location facilities and depreciation on equipment.

  Income Taxes

     The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance on net deferred tax assets when it is more likely than not that such assets will not be realized.

  Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock-Based Compensation, and related Interpretations, in accounting for its employee and non-employee directors stock options and complies with the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company measures compensation expense for its employee stock-based compensation using the intrinsic value method and provides pro-forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-based

                               LIFEMINDERS, INC.

compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period.

     The Company measures compensation expense for its non-employee stock-based compensation awards in accordance with SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." The fair value of the options and warrants issued is used to measure the transaction when it is more reliable than the fair value of the services received. The fair value is measured on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital. No options or warrants have been issued to non-employees during the years ended December 31, 2000, 1999 and 1998.

     The Company follows FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25," to account for exchanges of stock options and awards in purchase business combinations. Accordingly, the fair value of vested stock options and awards issued in exchange for vested stock options and awards of the acquiree is included as part of the purchase price. The fair value of unvested options or awards issued in exchange for unvested options and awards of the acquiree are accounted for as part of the purchase price, and an amount equal to the portion of the intrinsic value of the unvested options or award related to future vesting is allocated to deferred compensation and recognized over the remaining vesting period.

  Impairment of Long-Lived Assets

     The Company evaluates the carrying amounts of long-lived assets when facts or changes in circumstances suggest that they may be impaired. If this review indicates that the carrying amounts of long-lived assets will not be recoverable, as determined based on estimated undiscounted future cash flows of the acquired assets, the Company will measure the amount of such impairment based on the present value of estimated future cash flows using a discount rate commensurate with the risks involved or other methods. During 2000, the Company recorded an impairment of certain long-lived assets (see Note 3).

  Basic and Diluted Net Loss Per Common Share

     Basic net loss per common share is based on the weighted average number of shares of common stock outstanding during each year. Diluted net loss per common share is based on the weighted average number of shares of common stock outstanding during each year, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive. Common stock equivalents have been excluded from the net loss per share calculation because their effect would be anti-dilutive.

  Certain Risks and Uncertainties

     The Company is subject to all the risks inherent in an early stage business in the technology industry. The risks include, but are not limited to, limited operating history, successful integration of acquired businesses, dependence on the Internet and related security risks and the changing nature of the Internet industry.

  Segment Reporting

     The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 replaces the "industry segment" approach with the "management" approach to reporting financial information about an enterprise's segments. The management approach designates

                               LIFEMINDERS, INC.

the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers.

  Comprehensive Income

     During the years presented, the Company has not had any significant transactions that are required to be reported in comprehensive income.

  Reclassifications

     Certain reclassifications have been made to conform prior years' financial statements to the current presentation. These reclassifications had no effect on reported earnings.

  Recent Accounting Pronouncements

     In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, which delays the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- An Amendment of FAS 133," further amending SFAS No. 133. The Company has not entered into derivative contracts and does not have plans to enter into such contracts, accordingly the adoption of SFAS Nos. 133, 137 and 138 is not expected to have a material effect on the consolidated financial statements.

3. IMPAIRMENT OF LONG-LIVED ASSETS

  Wireless Segment

     As part of the development of the Company's wireless business strategy, the Company acquired WITI and smartRay in the first and third quarters of 2000, respectively. In December 2000, in a continued effort to reduce costs and reach profitability, the Company made the decision not to pursue and develop its wireless operations. As a result, during the fourth quarter of 2000, the Company determined the future undiscounted cash flows of these assets exceeded the carrying value as of December 31, 2000, and recorded an impairment charge of approximately $49,020,000 based on the discounted cash flows to be generated from these assets. Of this impairment charge, approximately $5,969,000 has been included as a component of cost of sales.

     In the fourth quarter of 2000, the Company evaluated the wireless segment's historical operating performance and expected results of operations. Due to changes in market conditions and a change in the Company's assessment of the wireless segment's ability to generate revenues and profits, the decision was made not to pursue and develop the Company's wireless operations and renew the Companies' focus on its core advertising business. The estimated fair values of wireless segment assets were determined based on a discounted cash flow analysis.

                               LIFEMINDERS, INC.

     The major components of the wireless segment impairment charge are as follows (in thousands):

Fixed assets................................................  $   617
Technology..................................................    5,969
Assembled workforce.........................................      578
Other identifiable intangible assets........................    1,895
Goodwill....................................................   39,961
                                                              -------
          Total impairment charge related to the wireless
            segment.........................................  $49,020
                                                              =======

  PleaseRSVP Acquisition

     In the fourth quarter of 2000, the Company decided not to pursue and develop the operations of its consolidated subsidiary PleaseRSVP, resulting in an impairment charge of $2,653,000 primarily related to the write-off of goodwill associated with a business acquisition completed in the first quarter of 2000. The Company's decision not to pursue and develop this investment was based on the evaluation of PleaseRSVP's historical operating performance and expected future operating results. The fair value of the impaired assets was determined based on a discounted cash flow analysis. Prior to abandonment, PleaseRSVP revenues and expenses were reported as part of the advertising segment.

  Non-marketable Equity Securities

     The Company periodically evaluates the carrying value of its investments in non-marketable equity securities to determine if a loss in value of the investments, which would be considered a permanent decline, should be recognized. During the fourth quarter of 2000, based on the Company's evaluation of the operating losses of its investees, changes in market conditions and other relevant factors, the Company recorded a charge of $2,313,000 for a permanent decline in value of certain non-marketable equity securities.

4. MARKETABLE SECURITIES

     At December 31, 2000 and 1999, all marketable debt securities were classified as held-to-maturity and carried at amortized cost, which approximates their fair value. Investments consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000       1999
                                                            -------    ------
Commercial paper..........................................  $11,939    $1,968
U.S. Government securities................................    8,000        --
                                                            -------    ------
          Total...........................................  $19,939    $1,968
                                                            =======    ======

                               LIFEMINDERS, INC.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000       1999
                                                            -------    ------
Furniture and fixtures....................................  $ 2,226    $  485
Computer equipment and software...........................   24,856     4,918
Leasehold improvements....................................    3,643       523
                                                            -------    ------
                                                             30,725     5,926
Less: accumulated depreciation............................   (6,919)     (546)
                                                            -------    ------
Property and equipment, net...............................  $23,806    $5,380
                                                            =======    ======

6. BORROWINGS

  Line of Credit

     On August 19, 1999, the Company amended an existing $1,000,000 line of credit to be increased to $1,350,000, which included $1,000,000 for working capital expenditures, $250,000 for a business credit line, and a $100,000 letter of credit for leased office space. The interest rate on the line was the bank's prime rate plus 1.0% per annum (9.50% at December 31, 1999). The line of credit was collateralized by substantially all the Company's assets, including intangible assets and future proceeds from the sale of such assets. On November 19, 1999, the Company increased the line of credit to $4,000,000, which included $3,650,000 for working capital expenditures, $250,000 for a business credit line and a $100,000 letter of credit. The amended line expired on November 17, 2000 and was not renewed. No borrowings were outstanding under the line of credit as of December 31, 2000 and 1999.

  Notes Payable

     On March 3, 1999, the Company entered into a $200,000 promissory note for the purpose of equipment and software purchases and working capital. The Company could draw on the note through November 10, 1999. Interest during the draw period was due monthly beginning December 10, 1999 at an annual interest rate of 9.5%. On November 10, 1999, the outstanding principal balance of the borrowings during the draw period was converted to a term note bearing interest at 10.5% and payable in 24 equal monthly principal payments, which commenced on December 10, 1999. All remaining principal and accrued but unpaid interest is due upon maturity on November 9, 2001. The promissory note is collateralized under the same terms of the line of credit discussed earlier and includes financial and other covenants, including a requirement to maintain a minimum monthly quick ratio of 1.25 to 1. At December 31, 2000 and 1999, $74,000 and $155,000,
respectively, was outstanding under this agreement. Interest expense incurred on the term note was $13,000 and $12,000 for the years ended December 31, 2000 and 1999, respectively.

     On November 19, 1999, the Company entered into a $2,000,000 promissory note for the purpose of equipment and software purchases and general working capital. The Company could draw from the note through August 19, 2000 (draw period). Interest during the draw period was due monthly beginning December 19, 1999 at an annual interest rate of the bank's prime rate plus 0.5%. On August 20, 2000, the outstanding principal balance was rolled into a term loan bearing interest at 10% and payable monthly in 24 equal principal payments beginning September 19, 2000. All remaining principal and accrued but unpaid interest is due on maturity of August 19, 2002. The promissory note is collateralized by the Company's accounts with the bank including checking, savings, or other accounts and future accounts. At December 31, 2000 and 1999, $1,180,000 and $0, respectively, was outstanding under the note. Interest

                               LIFEMINDERS, INC.

expense incurred on the term note was $133,000 and $0 for the years ended December 31, 2000 and 1999, respectively.

     In connection with the acquisition of WITI, the Company assumed debt incurred by WITI of approximately $573,000. Under the terms of the debt, interest was paid on a quarterly basis at an annual rate of 9% until such time as the principal was repaid. The Company repaid the note in full, with accrued interest thereon, during 2000 for a total of $609,000 and subsequently retired the debt.

7. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

  Common Stock

     In June 1998, the Company repurchased 62,500 shares of common stock at $0.01 per share from the founders of the Company. These treasury shares were re-issued as result of one non-employee exercising a stock option granted during 1997 in the Series A mandatorily redeemable convertible preferred stock issuance. The total exercise price was $1.00.

     On November 19, 1999, the Company sold 4,830,000 shares of common stock at an initial offering price of $14.00 and raised net proceeds of $61,715,000.

     On February 8, 2000, the Company completed its follow-on public offering of 2,767,500 shares of common stock at a price of $33.00 per share and raised net proceeds of $85,899,000.

  Mandatorily Redeemable Convertible Preferred Stock

     As of December 31, 1998, the Company had authorized two classes of mandatorily redeemable convertible preferred stock: Series A and Series B. The Company issued 1,000,000 shares of Series A mandatorily redeemable convertible preferred stock on November 12, 1997 for $1.00 per share. In conjunction with this preferred stock sale, the Company issued warrants to purchase 1,000,000 shares of Series B mandatorily redeemable convertible preferred stock at $1.00 per share with an estimated fair value of $51 determined using the American Black-Scholes Model. On June 17, 1998, the Company issued 1,000,000 shares of Series B preferred stock at $1.00 per share for total proceeds of $1,000,000 resulting from the exercise of the Series B preferred stock warrants granted in 1997.

     On January 29, 1999, the Company issued 2,620,373 shares of Series C convertible preferred stock at an approximate price of $1.53 per share and total proceeds of $4,000,000.

     On May 28, 1999, the Company Amended and Restated its Articles of Incorporation to authorize 2,252,874 shares of Series D mandatorily redeemable convertible preferred stock and issued 2,252,874 shares of Series D convertible preferred stock at an approximate price of $4.71 per share and total proceeds of $10,600,000.

     On September 22, 1999, the Company amended and restated its Articles of Incorporation to authorize 2,791,993 shares of Series E mandatorily redeemable convertible preferred stock. On September 23, 1999, the Company issued 2,791,993 shares of Series E mandatorily redeemable convertible preferred stock at an approximate price of $8.09 per share for total proceeds of approximately $22,600,000.

     All series of mandatorily redeemable convertible preferred stock had the same redemption date and rights. The redemption price was equal to the original issuance price, plus all accrued but unpaid dividends. For the years ended December 31, 1999 and 1998, the preferred stock carrying value was accreted to increase the carrying value for cumulative dividends and a portion of direct issuance costs. All series of mandatorily redeemable convertible preferred stock had cumulative preferred dividends of $0.08 per share annually.

                               LIFEMINDERS, INC.

     On November 19, 1999, concurrent with the Company's initial public offering, the Company converted all outstanding shares of Series A, B, C, D and E preferred stock into its common stock. At December 31, 1998 the conversion ratio was 1 to 1. During 1999, the conversion ratio was adjusted to 5 for 4, giving effect to the October 21, 1999 common stock split.

  Stock Option Plans for Employees and Non-employees

     During 1998, the Company adopted the 1998 Stock Option Plan (the 1998
Plan), under which incentive stock options and non-statutory stock options may be granted to employees, directors and consultants of the Company. The 1998 Plan is administered by a committee appointed by the Board of Directors. The options are not transferable and are subject to various restrictions outlined in the 1998 Plan. The committee determines the number of options granted to employees, directors, or consultants, the vesting period and the exercise price. The exercise price for stock options granted shall not be less than the fair value per share of common stock on the date of such grant for incentive stock options and not less than 85% of the fair value per share of common stock on the date of such grant for non-statutory stock options.

     The Board of Directors had originally reserved 776,250 shares of common stock to grant options under the 1998 Plan. Options granted under the 1998 Plan vest over a four-year period and expire ten years after the grant date. In the January 29, 1999 and May 28, 1999 Amendments to the Articles of Incorporation, the number of common stock shares reserved under the 1998 Plan was increased to 1,420,070 and 2,045,070 shares, respectively. The reserved shares were further increased by 875,000 shares effective September 22, 1999 resulting in a total of 2,920,070 shares of common stock available and reserved for issuance under the 1998 Plan.

     On May 4, 2000, the Company adopted the 2000 Stock Incentive Plan (the 2000
Plan), under which incentive stock options and non-statutory stock options may be granted to employees, directors and consultants of the Company. The 2000 Plan is administered by a committee appointed by the Board of Directors. The options are not transferable and are subject to various restrictions outlined in the 2000 Plan. The committee determines the number of options granted to employees, directors, or consultants, the vesting period and the exercise price. The exercise price for stock options granted shall not be less than the fair value per share of common stock on the date of such grant for incentive stock options and not less than 85% of the fair value per share of common stock on the date of such grant for non-statutory stock options. The 4,600,000 shares of common stock initially authorized for issuance under the 2000 Plan consist of 1) the number of shares available for issuance under the preceding 1998 Plan, including the shares subject to outstanding options, and 2) an additional increase of 1,700,000 shares. The number of shares of common stock available under the 2000 Plan shall automatically increase on the 1st day of January each calendar year during the term of the 2000 Plan, beginning with calendar year 2001, by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall such annual increase exceed 1,500,000 shares.

     During July 2000, the Company adopted the Supplemental Stock Incentive Plan (the Supplemental Plan), under which incentive stock options and non-statutory options may be granted to employees. The Supplemental Plan is administered by a committee appointed by the Board of Directors. The options are not transferable and are subject to various restrictions outlined in the Supplemental Plan. The committee determines the number of options granted to employees, the vesting period and the exercise price. The exercise price for stock options granted shall not be less than the fair value per share of common stock on the date of such grant for incentive stock options and not less than 85% of the fair value per share of common stock on the date of such grant for non-statutory stock options. At December 31, 2000 the Company had reserved 750,000 common shares for issuance under the Supplemental Plan.

                               LIFEMINDERS, INC.

  Assumed Stock Plans

     As a result of the Company's acquisition of WITI in March 2000, the Company assumed the outstanding options under the WITI Stock Option Plan (the WITI Plan) and recorded $2,488,000 as part of purchase price related thereto. The WITI Plan provides for grants of either incentive or non-statutory stock options to eligible employees and consultants. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over two to five years. At December 31, 2000, the Company had reserved 20,210 common shares for issuance under the WITI Plan. No additional grants will be made under the WITI Plan.

     As a result of the Company's acquisition of smartRay in August 2000, the Company assumed the outstanding options under the smartRay Stock Option and Restricted Stock Purchase Plan (the smartRay Plan) and recorded $2,624,000 as an addition to deferred compensation and $4,236,000 as part of purchase price related thereto. The smartRay Plan provides for grants of either incentive or non-statutory stock options to eligible employees, directors and consultants. Stock purchase rights could also have been granted under the smartRay Plan. Incentive stock options could only have been granted to employees. The term of each option was not to exceed a period of five years from the grant date and each option generally vests over three years. Certain option agreements contained provisions for accelerated vesting based on performance or change in control of smartRay. At December 31, 2000, the Company had reserved 189,373 common shares for issuance under the smartRay Plan. No additional grants will be made under the smartRay Plan.

     As a result of the Company's acquisition of eCoupons in December 2000, the Company assumed the outstanding options under the eCoupons Stock Option Plan (the eCoupons Plan) and recorded $622,000 as an addition to deferred compensation and $332,000 as part of the purchase price related thereto. The eCoupons Plan provides for grants of either incentive or non-statutory stock options to eligible employees and consultants. The term of each option was not to exceed a period of 10 years from the grant date and each option generally vested over 4 years. At December 31, 2000, the Company had reserved 110,241 common shares for issuance under the eCoupons Plan. No additional grants will be made under the eCoupons Plan.

  Employee Stock Purchase Plan

     In May 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the
ESPP). The ESPP permits eligible employees to purchase common shares through payroll deductions of up to 10% of their compensation in any year. The price of common shares purchased under the ESPP will be 85% of the lower of the fair market value of the Company's commons shares on the first or last day of each offering period. A total of 250,000 shares are available for grant under the ESPP; 15,019 common shares were issued under the ESPP through December 31, 2000.

                               LIFEMINDERS, INC.

     Option activity under the Company Plans, excluding employee stock purchase plans, was as follows:

                                                     OUTSTANDING       WEIGHTED
                                                      NUMBER OF        AVERAGE
                                                       OPTIONS      EXERCISE PRICE
                                                     -----------    --------------
December 31, 1997..................................          --         $   --
Grants.............................................     469,000           0.80
Exercises..........................................          --             --
Cancellations......................................     (15,625)          0.80
                                                     ----------         ------
December 31, 1998..................................     453,375           0.80
Grants.............................................   2,971,684           7.15
Exercises..........................................    (112,500)          0.80
Cancellations......................................    (624,382)          1.99
                                                     ----------         ------
December 31, 1999..................................   2,688,177           7.55
Grants.............................................   3,498,307          20.22
Exercises..........................................    (600,136)          1.53
Cancellations......................................  (1,151,911)         16.02
                                                     ----------         ------
December 31, 2000..................................   4,434,437         $16.05
                                                     ==========         ======

     As of December 31, 2000 and 1999, stock options were exercisable for 1,067,440 and 392,883 common shares, respectively.

     The following table summarizes information about stock options outstanding at December 31, 2000:

                                OPTIONS OUTSTANDING
                          -------------------------------                          OPTIONS EXERCISABLE
                              WEIGHTED                                        -----------------------------
                              AVERAGE                          WEIGHTED                         WEIGHTED
                             REMAINING          NUMBER       AVERAGE PRICE      NUMBER          AVERAGE
RANGE OF EXERCISE PRICES  CONTRACTUAL LIFE    OUTSTANDING     PER OPTION      EXERCISABLE    EXERCISE PRICE
------------------------  ----------------    -----------    -------------    -----------    --------------
$ 0.54-$ 3.86.........          8.6              907,248        $ 2.67          236,751          $ 2.56
$ 4.83-$10.40.........          9.0              612,599        $ 9.08          154,807          $ 9.13
$14.00-$18.75.........          9.5            1,608,721        $17.52          464,969          $16.31
$21.38-$26.00.........          9.3            1,131,669        $25.87          173,288          $25.80
$30.38-$35.50.........          9.2              174,200        $32.77           37,625          $34.63

     Management estimated that the exercise price of stock options granted prior to December 31, 1998 have been either equal to or in excess of the estimated fair value of the underlying common stock and therefore no compensation expense was recognized. During 1999 and prior to the Initial Public Offering, the Company has estimated the fair value of the underlying common stock on the date of grant was, in some instances, in excess of the exercise price for the options granted during the year ended December 31, 1999. As a result, the Company recorded deferred compensation of $5,702,000 for the year ended December 31, 1999. This amount was recorded as a reduction to stockholders' equity (deficit) and is being amortized as a charge to operations over the vesting period of the stock options. During 2000, the Company recorded additional deferred compensation of $3,246,000 related to options assumed in business combinations and reduced deferred compensation by $1,689,000 for unvested, forfeited stock options. For the years ended December 31, 1999 and 2000, the Company recognized $625,000 and $1,730,000 of employee stock compensation expense related to these options.

     Pro forma information regarding net loss per share is required by SFAS No. 123 for awards granted as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated as of the

                               LIFEMINDERS, INC.

date of grant using a Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                       OPTIONS
                                                 --------------------    ESPP
                                                 2000    1999    1998    2000
                                                 ----    ----    ----    ----
Expected life (months).........................    36      30      30       6
Expected volatility............................   200%    207%      0%    200%
Risk-free interest rate........................  6.22%   5.72%   5.72%   5.97%

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma net income and net income per share for 2000, 1999 and 1998 is as follows (in thousands except for net income per share):

                                               2000         1999       1998
                                             ---------    --------    -------
Net loss:
  As reported..............................  $(109,508)   $(31,610)   $(1,947)
  Pro forma................................  $(119,490)   $(32,214)   $(1,956)
Basic and diluted net loss per common
  share:
  As reported..............................  $   (4.59)   $  (6.26)   $ (0.64)
  Pro forma................................  $   (5.01)   $  (6.38)   $ (0.65)

8. INCOME TAXES

     The provision (benefit) for income taxes consists of the following (in thousands):

                                                   YEAR ENDED DECEMBER 31,
                                                -----------------------------
                                                  2000        1999      1998
                                                --------    --------    -----
Current provision.............................  $     --    $     --    $  --
Deferred benefit..............................   (19,967)    (11,864)    (638)
                                                --------    --------    -----
                                                 (19,967)    (11,864)    (638)
Change in valuation allowance.................    19,967      11,864      638
                                                --------    --------    -----
Total provision for income taxes..............  $     --    $     --    $  --
                                                ========    ========    =====

                               LIFEMINDERS, INC.

     Deferred income taxes as of December 31, 2000 and 1999, reflect the impact of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets (liabilities) are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
NOL carryforwards......................................  $ 31,644    $ 10,657
Allowances and reserves................................       775         188
Depreciation and amortization..........................      (710)          1
Accrued expenses and other.............................       914       1,810
                                                         --------    --------
          Total........................................    32,623      12,656
          Less -- valuation allowance..................   (32,623)    (12,656)
                                                         --------    --------
Net deferred tax asset.................................  $     --    $     --
                                                         ========    ========

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the Company will not have sufficient taxable income in the years over which the majority of temporary differences will reverse to realize the deferred tax assets. As a result, the Company has recorded a full valuation allowance in the accompanying financial statements as of December 31, 2000 and 1999.

     The difference between the Federal income tax and the amount computed applying the statutory Federal income tax rate for the years ended December 31, 2000, 1999 and 1998, is summarized as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    2000      1999      1998
                                                   ------    ------    ------
Federal income tax (benefit) at statutory
  rates..........................................  (34.00)%  (34.00)%  (34.00)%
State income tax (benefit) at statutory rates
  (net of Federal benefit).......................   (3.96)%   (3.96)%   (3.96)%
Increase in valuation allowance related to net
  deferred tax assets............................   18.23%    37.53%    32.77%
Goodwill and other non-deductible items..........   19.73%     0.43%     5.19%
                                                   ------    ------    ------
Effective income tax rate........................      --%       --%       --%
                                                   ======    ======    ======

     The Company's net operating loss carryforwards of approximately $83,300,000, $28,074,000 and $1,922,000 at December 31, 2000, 1999 and 1998,
respectively, begin expiring in 2017. However, in accordance with the provisions of Internal Revenue Code Section 382, the use of a portion of the Company's total operating loss carryforwards may be limited.

9. LEASES

     The Company has lease agreements for office space in Herndon, Virginia, with initial terms ranging from one to ten years. Annual lease payments of $3,714,000 escalate annually by approximately 3%. At December 31, 2000, the Company maintained two letters of credit totaling $7,700,000 in connection with two of the lease agreements. Both letters of credit are fully collateralized by cash, which is recorded as Restricted Cash in the accompanying consolidated financial statements. In November 2000, the Company sublet certain office space to an unrelated party under a four-year lease agreement. Rent expense was $511,000 (net of sublease income of $122,000), $178,000 and $38,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

                               LIFEMINDERS, INC.

     In July 2000, the Company entered into a collocation agreement for the housing, security and maintenance of its production and data warehouse computer servers. The contract totals $2,870,000 and has a term of 12 months.

     The Company financed certain purchases of server and other equipment totaling $2,629,000 under capital lease agreements. The agreements have 24-month terms and expire at various dates through July 2002. Upon expiration of each lease, the Company has the option to purchase the leased equipment for $1; as such, the agreements are accounted for as capital leases.

     Future minimum lease payments and sublease income under non-cancelable operating and capital leases as of December 31, 2000 are as follows (in thousands):

                                                         OPERATING     OPERATING
                                             CAPITAL       LEASE       SUBLEASE
                                             LEASES     COMMITMENTS     INCOME
                                             -------    -----------    ---------
2001.......................................  $ 1,557      $ 7,664       $(1,241)
2002.......................................      242        4,853        (1,364)
2003.......................................       --        3,954        (1,405)
2004.......................................       --        3,990          (304)
2005.......................................       --        3,940            --
2006 and thereafter........................       --       22,027            --
                                             -------      -------       -------
Total minimum lease payments...............    1,799      $46,428       $(4,314)
                                                          =======       =======
  Less: amount representing interest.......     (232)
  Less: current portion....................   (1,370)
                                             -------
Long-term portion of capital lease
  obligation...............................  $   197
                                             =======

10. COMMITMENTS

     In August 2000, the Company entered into an agreement for future distribution services valued at $3,500,000 of which it paid $2,500,000. Subsequent to December 31, 2000, the contract was terminated and the Company is no longer obligated to pay the remaining $1,000,000 of the original contract amount.

     In connection with its office lease, the Company entered into commitments to build out its office space. Of the total contract price of $5,408,000, the Company has paid approximately $3,200,000 as of December 31, 2000. The remaining amount is expected to be paid in the first quarter of 2001.

11. RELATED PARTY TRANSACTIONS

     During 1999 and 1998, the Company incurred $84,000 and $84,000, respectively, in contractor expenses from a company in which a shareholder of the Company is also the President of the company that provided the services.

     During 1999 and 1998, the Company incurred $203,000 and $18,000, respectively, in consulting expenses from a company in which a shareholder of the Company is also the President of the company that provided the services. During 1999, the Company paid $150,000 to terminate the consulting agreement.

     The Company did not engage in any related party transactions in 2000.

                               LIFEMINDERS, INC.

12. BASIC AND DILUTED LOSS PER COMMON SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted loss per common share computations.

     Basic and diluted net loss per common share (in thousands, except share and per share data):

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           2000           1999          1998
                                        -----------    ----------    ----------
Net loss available to common
  stockholders........................  $  (109,508)   $  (32,765)   $   (2,104)
                                        ===========    ==========    ==========
Weighted-average shares of common
  stock shares outstanding............   23,854,850     5,230,826     3,275,000
                                        ===========    ==========    ==========
Basic and diluted net loss per common
  share...............................  $     (4.59)   $    (6.26)   $    (0.64)
                                        ===========    ==========    ==========

     For the years ended December 31, 2000, 1999 and 1998, options to purchase 4,434,437, 2,688,177 and 453,375 shares of common stock at weighted average exercise prices of $16.05, $7.55 and $0.80 per share, respectively, are not included in the computation of diluted earnings per share as they are antidilutive. For the year ended December 31, 1998, 2,000,000 shares of preferred stock, which were convertible into 2,500,000 shares of common stock, were not included in the computation of diluted earnings per share as a result of their antidilutive effect.

13. ACQUISITIONS

     On March 14, 2000, the Company acquired PleaseRSVP.com, Inc., an online invitation website, in a purchase business combination for a purchase price of approximately $3,538,000, consisting of $500,000 in cash, 40,000 shares of the Company's common stock valued at $3,008,000, and $30,000 in acquisition costs. The Company allocated the entire purchase price to goodwill, which was being amortized over three years. (See Note 3 for discussion of impairment).

     On March 29, 2000, the Company acquired WITI Corporation, a web and wireless weather forecasting company, in a purchase business combination for approximately $29,403,000, consisting of $3,500,000 in cash, 345,796 shares of the Company's common stock valued at $23,004,000, the assumption of options that are exercisable to acquire 38,266 shares of the Company's common stock with a fair value of $2,488,000 (calculated using the Black-Scholes option pricing model), the assumption of $224,000 in liabilities and $187,000 in acquisition costs. Results of operations for WITI have been included with those of the Company for periods subsequent to the date of acquisition.

     The total purchase price of $29,403,000, including acquisition costs of $187,000, was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in thousands):

Tangible assets and liabilities.............................  $   298
Assembled workforce.........................................      260
Technology..................................................    3,190
Noncompete agreement........................................    1,830
Patent......................................................      710
Goodwill....................................................   23,115
                                                              -------
                                                              $29,403
                                                              =======

                               LIFEMINDERS, INC.

     Tangible assets were depreciated on a straight-line basis over the estimated useful lives of the assets, generally three to five years. Assembled workforce was amortized on a straight-line basis over the term of the employment contracts, which is one year. All other intangibles, including goodwill, were being amortized on a straight-line basis over three years. (See Note 3 for discussion of impairment).

     On August 31, 2000, the Company acquired smartRay Network, Inc., a web and wireless alerting company, in a purchase business combination for approximately $32,632,000, consisting of $2,318,000 in cash, 1,252,198 shares of the Company's common stock valued at $22,493,000, the assumption of options that are exercisable to acquire a total of 251,447 shares of the Company's common stock with a fair value of $6,860,000 (calculated using the Black-Scholes option pricing model), the assumption of $527,000 in liabilities and $434,000 in acquisition costs. Results of smartRay have been included with those of the Company for periods subsequent to the date of acquisition.

     The total purchase price of $32,632,000, including acquisition costs of $434,000, was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in thousands):

Tangible assets and liabilities.............................  $   675
Assembled workforce.........................................      770
Technology..................................................    4,000
Goodwill....................................................   24,563
Deferred compensation.......................................    2,624
                                                              -------
                                                              $32,632
                                                              =======

     Tangible assets were depreciated on a straight-line basis over the estimated useful lives of the assets, generally three to five years. Assembled workforce was amortized on a straight-line basis over one year. Technology and goodwill were amortized over three years. Deferred compensation was amortized on a straight-line basis over the remaining vesting period, which approximated 1.5 years. (See Note 3 for discussion of impairment).

     On December 4, 2000, the Company acquired eCoupons, Inc., an electronic couponing service, in a purchase business combination for approximately $4,911,000, consisting of 612,529 shares of the Company's common stock valued at $2,641,000, the assumption of options that are exercisable to acquire 110,239 shares of the Company's common stock with a fair value of $459,000 (calculated using the Black-Scholes option pricing model), the assumption of restricted stock convertible to 114,748 shares of the Company's common stock valued at $495,000, the assumption of $916,000 in liabilities and $400,000 in acquisition costs. Results of eCoupons have been included with those of the Company for the period subsequent to the date of acquisition.

     The total purchase price of $4,911,000, including acquisition costs of $400,000, was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in thousands):

Assembled workforce.........................................  $  311
Technology..................................................     540
Covenants not to compete....................................     912
Customer lists..............................................   2,209
Trademarks..................................................     317
Deferred compensation.......................................     622
                                                              ------
                                                              $4,911
                                                              ======

     Assembled workforce is being amortized on a straight-line basis over 12 to 18 months. Technology, covenants not to compete, customer lists and trademarks are amortized over three years. Deferred

                               LIFEMINDERS, INC.

compensation is being amortized on a straight-line basis over the remaining vesting period, which approximates 1.5 years.

     The following unaudited pro forma results of operations for the years ended December 31, 2000 and 1999 are presented as though smartRay, WITI, PleaseRSVP.com and eCoupons had been acquired at the beginning of 1999, after giving effect to purchase accounting adjustments relating to amortization of intangible assets (in thousands, except shares and per share amounts):

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                        2000           1999
                                                     -----------    ----------
                                                            (UNAUDITED)
Revenue............................................  $    54,926    $   15,084
                                                     ===========    ==========
Net loss...........................................  $  (120,465)   $  (34,386)
                                                     ===========    ==========
Basic and diluted net loss per share...............  $     (4.61)   $    (4.60)
                                                     ===========    ==========
Weighted average common shares outstanding.........   26,105,373     7,481,349
                                                     ===========    ==========

     The pro forma results of operations are not necessarily indicative of the results that would have occurred had the smartRay, WITI, PleaseRSVP.com and eCoupons acquisitions been consummated on January 1, 1999, nor are they necessarily indicative of future operating results.

14. INVESTMENTS IN UNCONSOLIDATED ENTITIES

     On March 15, 2000, the Company acquired a 12% interest in an Internet-related astrology business for $1,489,000 in cash. The Company accounted for this investment using the equity method since the Company could exercise significant influence over the operations of the investee as it had an option to purchase the remaining 88% of the investee on or before July 15, 2000. On June 29, 2000, the Company sold its investment to an unrelated third party in exchange for a note receivable in the amount of $1,450,000 included in prepaid expenses and other current assets on the accompanying balance sheet.

     On March 24, 2000, the Company acquired a 9% interest in an Internet-related shopping comparison business for $2,270,000 in cash. The Company accounts for this investment using the cost method since it cannot exercise any influence over the operations of the investee. The cost of the investment is reduced by cash received from the investee related to advertising services provided by the Company. To date, the Company has received $1,647,000 in cash from the investee. The Company wrote off the remaining balance of $623,000 during the fourth quarter of 2000 (see Note 3).

     On June 27, 2000, the Company acquired a 5% interest in an electronic messaging company for $2,000,000 in cash. The Company accounts for this investment using the cost method since it cannot exercise any influence over the operations of the investee. The Company recorded an impairment charge of $1,690,000 during the fourth quarter of 2000, reducing the investment to its estimated fair value of $310,000 (see Note 3).

15. SEGMENT INFORMATION

     Prior to the third quarter of 2000, the Company operated in one segment:
Internet and related services. Beginning in the third quarter of 2000, management began evaluating the Company by strategic business unit. The Company determined that it operates within three business units: business to consumer marketing, wireless marketing and business to business marketing. The reportable segments derive revenue either from the sale of advertising within emails to our members or the delivery of names to the Company's opt-in partners. The segment operating loss is revenue less direct and allocable expenses. Segment identifiable assets are those that are directly used in or identified to segment operations.

                               LIFEMINDERS, INC.

     Financial information by segment for the year ended December 31, 2000 follows:

                                 CONSUMER   OUTSOURCING   WIRELESS   CORPORATE     TOTAL
                                 --------   -----------   --------   ---------   ---------
Revenue........................  $51,415     $    972     $  1,539   $     --    $  53,926
Impairment of long-lived
  assets.......................   (4,966)          --      (49,020)        --      (53,986)
Operating profit (loss)........    4,601      (14,081)     (57,471)   (48,311)    (115,262)
Total assets...................    6,429        2,571           --    105,536      114,536
Depreciation and
  amortization.................    2,937          926        1,139     13,405       18,407

     In a continued focus to reach profitability in the near term, the Company made the decision not to pursue and develop its wireless segment. This decision was based on changes in market conditions and a determination that the Company could generate positive cash flows from the wireless segment in the foreseeable future. Fourth quarter results for 2000 include an impairment charge of $53,986,000, of which $49,020,000 is related to the write-off of long-lived assets, including goodwill, related to the acquisition of wireless technologies which occurred in the first and third quarters of 2000.

16. SUBSEQUENT EVENTS

     In the first quarter of 2001, the Company terminated 50 employees, or approximately 24% of its total workforce as of December 31, 2000, and recorded a one-time charge of approximately $1.1 million, which also included severance for Stephen R. Chapin, Jr. who stepped down as Chairman and CEO of the Company. The Company expects to pay all severance for all of these terminated employees during 2001.

                      [This page intentionally left blank]

                               LIFEMINDERS, INC.

                           CONSOLIDATED BALANCE SHEET
                      ($ IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 JUNE 30,
                                                                   2001
                                                                -----------
                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................     $  53,791
  Marketable securities, held to maturity...................         1,000
  Accounts receivable, net of allowance for doubtful
     accounts of $691 (unaudited)...........................         1,165
  Prepaid expenses and other current assets.................           767
                                                                 ---------
          Total current assets..............................        56,723
Property and equipment, net.................................         2,517
Restricted cash.............................................           100
Other assets................................................           595
                                                                 ---------
          Total assets......................................     $  59,935
                                                                 =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $     792
  Accrued expenses..........................................         4,306
  Deferred revenue..........................................            64
  Capital lease obligations.................................         1,069
                                                                 ---------
          Total current liabilities.........................         6,231
Deferred rent...............................................            50
                                                                 ---------
          Total liabilities.................................         6,281
                                                                 ---------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 9,665,240 shares
     authorized, no shares issued and outstanding at June
     30, 2001 (unaudited)...................................            --
  Common stock, $.01 par value; 60,000,000 shares
     authorized; 26,566,141 shares issued and outstanding at
     June 30, 2001 (unaudited)..............................           266
Additional paid-in capital..................................       248,735
Deferred compensation on employee stock options.............        (1,077)
Accumulated deficit.........................................      (194,270)
                                                                 ---------
          Total stockholders' equity........................        53,654
                                                                 ---------
          Total liabilities and stockholders' equity........     $  59,935
                                                                 =========

  The accompanying notes are an integral part of these consolidated financial statements.

                               LIFEMINDERS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 ($ IN THOUSANDS, EXCEPT SHARE AND SHARE DATA)

                                                                     FOR THE SIX MONTHS
                                                                       ENDED JUNE 30,
                                                                ----------------------------
                                                                    2000            2001
                                                                ------------    ------------
                                                                (UNAUDITED)     (UNAUDITED)
Revenue:
  Advertising...............................................    $     20,582    $      6,933
  Opt-in....................................................           5,093             414
                                                                ------------    ------------
Total revenue...............................................          25,675           7,347
  Cost of revenue...........................................           2,295           4,339
  Impairment of long-lived assets...........................              --           2,497
                                                                ------------    ------------
Total cost of revenue.......................................           2,295           6,836
                                                                ------------    ------------
Gross margin (loss).........................................          23,380             511
                                                                ------------    ------------
Operating expenses:
  Sales and marketing.......................................          44,401          11,356
  Research and development..................................           3,277           2,607
  General and administrative................................           6,916           7,097
  Amortization of goodwill..................................           2,309              --
  Depreciation and amortization.............................             750           2,222
  Impairment of long-lived assets...........................              --          15,526
  Restructuring charge......................................              --          14,248
                                                                ------------    ------------
Total operating expenses....................................          57,653          53,056
                                                                ------------    ------------
  Loss from operations......................................         (34,273)        (52,545)
Interest income, net........................................           2,979           1,625
Gain on sale of assets......................................              --             229
Loss from investment in unconsolidated entities.............             (25)             --
                                                                ------------    ------------
Net loss....................................................    $    (31,319)   $    (50,691)
                                                                ============    ============
Basic and diluted net loss per common share.................    $      (1.37)   $      (1.94)
                                                                ============    ============
Basic and diluted weighted average common shares and common
  share equivalents.........................................      22,850,821      26,079,387
                                                                ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                LIFEMINDERS, INC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                              FOR THE SIX MONTHS ENDED,
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2000           2001
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................   $(31,319)      $(50,691)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Impairment of long-lived assets........................         --         18,023
     Depreciation and amortization..........................      1,735          8,117
     Amortization of intangible assets and goodwill.........      2,846            658
     Provision for doubtful accounts receivable.............      1,153            628
     Amortization of deferred compensation on employee stock
      options...............................................        713            673
     Loss from unconsolidated entities......................         25             --
  Changes in assets and liabilities, net of effects for
     acquisitions:
     Accounts receivable....................................     (7,828)         7,297
     Prepaid expenses and other assets......................      3,892          3,828
     Accounts payable.......................................      9,061         (4,619)
     Accrued expenses.......................................       (115)         1,501
     Deferred revenue.......................................         30           (224)
     Deferred rent..........................................          3              7
                                                               --------       --------
  Net cash used in operating activities.....................    (19,804)       (14,802)
                                                               --------       --------
Cash flows from investing activities:
  Acquisition of property and equipment.....................    (11,496)          (905)
  Purchase of marketable securities.........................    (44,698)        (1,000)
  Proceeds from maturities of marketable securities.........     11,971         19,939
  Payment of collateral for letter of credit................     (7,600)            --
  Decrease in restricted cash related to draw on letter of
     credit.................................................         --          7,600
  Investments in unconsolidated entities....................     (4,890)            --
  Advances made under notes receivable......................       (250)            --
  Repayments of notes receivable............................         --          1,450
  Payments for business acquisitions, net of cash
     acquired...............................................     (3,841)           (13)
                                                               --------       --------
  Net cash (used in) provided by investing activities.......    (60,804)        27,071
                                                               --------       --------
Cash flows from financing activities:
  Borrowings under notes payable............................      1,728             --
  Payments of notes payable.................................       (360)        (1,254)
  Repayment of principal on capital lease obligations.......       (540)          (498)
  Proceeds from issuance of common stock, net of issuance
     costs..................................................     85,898             --
  Proceeds from issuance of common stock under ESPP.........         --             10
  Exercise of stock options.................................        463            493
                                                               --------       --------
  Net cash provided by (used in) financing activities.......     87,189         (1,249)
                                                               --------       --------
Net increase in cash and cash equivalents...................      6,581         11,020
Cash and cash equivalents, beginning of period..............     55,524         42,771
                                                               --------       --------
Cash and cash equivalents, end of period....................   $ 62,105       $ 53,791
                                                               ========       ========
Supplemental cash flow disclosures and non-cash investing
  and financing activities:
  Cash paid for interest....................................   $     --       $      5
                                                               ========       ========
  Adjustment of deferred compensation for unvested stock
     options forfeited......................................   $     --       $  3,154
                                                               ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               LIFEMINDERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  NATURE OF BUSINESS

     LifeMinders is an online direct marketing company that sends personalized email messages to a permission-based membership comprised of more than 20 million members. LifeMinders sends to its members personalized email messages, or newsletters, in lifestyle-based interest categories, garnered from member information obtained during the registration process as well as from behavioral information through member interaction within its emails. LifeMinders' email messages contain helpful reminders and tips directed toward its members' interests and hobbies and personal events like birthdays and anniversaries.

     The Company was incorporated in Maryland on August 9, 1996 (Date of Inception) under the name of MinderSoft, Inc. In January 1999, the Company changed its name to LifeMinders.com, Inc. and reincorporated in Delaware in July 1999. In June 2000, the Company changed its name to LifeMinders, Inc.

     The Company believes that existing cash and cash equivalents will be sufficient to meet anticipated cash needs for working capital, investment or acquisition related expenditures, capital expenditures and any costs associated with the scaling back of its operations for the foreseeable future.

     In May 2001, the Company announced it was significantly scaling back its business operations and reducing its work force while it evaluated strategic alternatives. This decision was based on the continued decline of revenue from online advertising historically and for the foreseeable future. In addition, opportunities for online advertising revenue will decline since the Company is producing and delivering a substantially lower number of emails and does not expect to develop any new email products at this time. Since May, the Company has maintained selected email products. During the six months ended June 30, 2001, the Company undertook a restructuring plan to reduce costs and focus its efforts on reducing operating losses while evaluating strategic alternatives. Accordingly, restructuring charges totaling $14,248,000 were recorded during the period. During the six months ended June 30, 2001, the Company terminated approximately 85% of its workforce as of December 31, 2000. In addition, the Company negotiated separation and termination agreements with the remaining employees. Of the total restructuring charges, approximately $3,824,000 related to employee and contract termination benefits, $9,263,000 related to the early termination of the Company's multi-year lease for its headquarters, and approximately $1,161,000 related to early termination of various vendor service agreements. Approximately $1,042,000 of this charge was recorded as prepaid expenses and other current assets, $7,600,000 was recorded as restricted cash as of December 31, 2000, and approximately $3,526,000 was paid in the six months ended June 30, 2001. The Company expects to pay the remainder during 2001.

     Prior to June 30, 2001, the Company began negotiations to merge with Cross Media Marketing Corporation (Cross Media). In late May of 2001, representatives of Cross Media contacted the Company to discuss a possible merger. On June 21, 2001, Cross Media and the Company executed a letter of intent and term sheet for the merger transaction, which was subsequently modified as of June 27, 2001. On July 18, 2001, the Company and Cross Media entered into a merger agreement and, on July 19, 2001, the Company publicly announced its intention to merge with Cross Media. Cross Media is a direct marketing company that integrates sophisticated marketing skills with new technologies for the sale of multi-magazine subscription packages, discount buying club memberships and telecommunications services. The merger agreement was amended and restated on August 20, 2001. Under the terms of the amended and restated merger agreement, Cross Media will pay a total of up to $24 million in cash and issue approximately 22.3 million shares of its common stock in the merger, assuming that no LifeMinders stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration, and subject to adjustment under certain circumstances, for all of LifeMinders' outstanding equity interests. Based on the value of the revised

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

merger consideration, the Company determined that the carrying value of its long-lived assets as of June 30, 2001, exceeded their fair value. The Company calculated and recorded an impairment charge of $18,023,000, of which $2,497,000 is recorded in cost of revenue. (See Note 4.)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, consolidated financial statements included in this report reflect all normal recurring adjustments that the Company considers necessary for the fair presentation of the results of operations for the interim periods covered, and of the financial position of the Company at the date of the interim consolidated balance sheet. Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to understand the information presented. The operating results for interim periods are not necessarily indicative of the operating results for the entire year. These consolidated financial statements should be read in conjunction with the Company's Form 10-K/A annual report for the year ended December 31, 2000.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

  Cash and Cash Equivalents

     Highly liquid investments having original maturities of 90 days or less at the date of acquisition are classified as cash equivalents. The carrying values of cash equivalents approximate their fair value.

  Marketable Securities

     Marketable securities include investments in commercial paper and U.S. government securities for which the original maturity dates exceed 90 days. All marketable securities mature within one year from the balance sheet date. Marketable securities are classified as held-to-maturity and are accounted for at amortized cost, which approximates fair value. No marketable securities were sold prior to maturity.

  Accounts Receivable, Net

     The Company estimates an allowance for doubtful accounts based on a periodic review of aged customer balances as well as general economic conditions impacting the Company's customers.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. The carrying amounts of long-lived assets

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

are reviewed if facts or changes in circumstances suggest that they may be impaired. If this review indicates that the carrying amounts of long-lived assets will not be recoverable, the carrying amounts of the long-lived assets are reduced accordingly based on the difference between the carrying value and estimated fair value. Fair value is estimated using discounted cash flows or other methods. During the three months ended June 30, 2001, the Company recorded an impairment of its long-lived assets (see Note 4).

  Internal-use Software and Website Development Costs

     Internal use software and web site development costs are capitalized in accordance with Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and Emerging Issues Task Force (EITF) Issue No. 00-02, "Accounting for Web Site Development Costs". Qualifying costs incurred during the application development stage, which consist primarily of outside services and consultants, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred. No costs qualified for capitalization for the six months ended June 30, 2001 and 2000. Amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

  Intangible Assets

     The cost of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of cost over identifiable assets and liabilities is recorded as goodwill. Identifiable intangible assets are amortized on a straight-line basis over the expected useful lives of the assets, generally one to four years. The carrying amounts of intangible assets and goodwill are reviewed if facts or changes in circumstances suggest that they may be impaired. If this review indicates the carrying amounts of intangible assets and goodwill will not be recoverable, as determined based on estimated undiscounted future cash flows of the acquired assets, the carrying amounts of the intangible assets and goodwill are reduced accordingly based on the difference between the carrying value and estimated fair value. Fair value is estimated using discounted cash flow or other methods. During the three months ended June 30, 2001, the Company recorded an impairment of its intangible assets (see Note 4).

  Restricted Cash

     Restricted cash consisted of amounts held as collateral to secure a letter of credit required in lieu of a deposit for a new office lease. During the quarter, the Company terminated the multi-year lease for its headquarters prior to its contractual termination date, which resulted in a reduction in Restricted Cash of $7,600,000 (see Note 3) and the immediate recognition of expense related to the lease termination.

  Revenue Recognition

     The Company recognizes revenue when persuasive evidence of an arrangement exists, terms are fixed or determinable, services are performed or products are delivered, and collection is probable. Revenue was generated primarily by delivery of advertisements within emails to the Company's members and delivery of names to its opt-in partners.

  Advertising

     Advertising arrangements consist primarily of advertisements that are displayed within the Company's emails. Generally, advertisers pay the Company and the Company recognizes revenue on a per email basis, based on the number of emails delivered to the Company's members in which the advertisements are

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

displayed. From time to time, the Company may guarantee a minimum number of emails to be delivered containing an advertisement directed at a specific member group. Under these contracts, the Company is not required to forfeit fees received for emails previously delivered and the Company has historically fulfilled the guaranteed minimum number of emails; therefore, revenue is recognized as emails are delivered. The Company may also guarantee a minimum number of sales orders for the advertiser based on the emails delivered. Under these contracts the Company defers all revenue until notification is received from the advertiser that the minimum number of sales orders have been achieved by the advertiser. In addition, the Company may provide advertisers the opportunity for the exclusive right to sponsor advertisements within a specific email category for a specified period of time for a fixed fee. Under these contracts the Company recognizes revenue ratably during the period the advertisement is displayed in the Company's emails since there is no obligation to provide a minimum number of emails for that individual advertiser during the specific period. The Company's advertising contracts generally have average terms ranging from one to six months.

     Periodically, the Company enters into barter/reciprocal transactions, where it exchanges advertising space within its emails for reciprocal advertising space or traffic on other Web sites. Revenue from barter transactions is recognized in accordance with APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB No. 29), and EITF Issue No. 99-17, Accounting for Advertising Barter Transactions, during the period in which the advertisements are displayed in the Company's emails. In the absence of sufficient evidence of fair value, the acquired assets are recorded at the book value of the surrendered assets. No gain or loss is recorded from barter transactions as the revenue recognized equals the advertising costs incurred. The Company did not enter into any barter transactions during the six months ended June 30, 2001 and 2000.

  Opt-in

     Revenue is recognized as affirmative member responses to advertisers' newsletters and other promotions offered during the Company's sign up process are delivered to the Company's opt-in partners. The Company derives opt-in revenue through fees that its opt-in advertising partners pay for member registrations. The Company records revenue net of estimated duplicate member responses to its opt-in partners' newsletters and other promotions. Duplicate member responses are names, generally in the form of email addresses, that the Company provides to opt-in advertising partners for which the Company's members have previously registered either through the Company's sign up process or with the Company's opt-in advertising partners directly. Historically, opt-in partners have immediately notified the Company of duplicate member responses upon receipt of member registration information, which is transmitted to opt-in partners twice a week. The Company issues credits upon notification of duplicate member responses and, therefore, has not experienced significant differences between the actual and estimated amounts of duplicate member responses. Opt-in partners pay a fixed rate per registration and, upon delivery of the registrations, the Company has no further obligation under the agreements. The Company does not currently anticipate any significant change in the nature of the fees it charges its opt-in partners or in its customer base and believes its historical experience with its opt-in product is predictive of future estimates. For the three and six months ended June 30, 2000, revenue was recorded net of $639,000 and $1,269,000, respectively, for estimated duplicate member responses to the Company's opt-in partners' newsletters and other promotions. For the three and six months ended June 30, 2001, no allowance was necessary as the Company recorded revenue net of actual duplicate member responses.

     Cash received from customers in advance is recorded as deferred revenue. Advertising and opt-in revenue is recognized as emails and affirmative member responses, respectively, are delivered.

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are maintained at six U.S. financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The majority of the Company's cash equivalents are invested in short-term commercial paper. No one customer exceeded 10% of the Company's revenue and accounts receivable at June 30, 2001 and for the three months then ended.

  Advertising Costs

     Advertising costs are charged to sales and marketing expense as the contractual terms of the advertising contracts are fulfilled. Cash paid in advance of advertising services received is recorded as prepaid expenses that are amortized as services are received. Advertising costs for the three months ended June 30, 2001 and 2000 were $0 and $15,313,000, respectively. Advertising costs for the six months ended June 30, 2001 and 2000 were $2,793,000 and $33,115,000, respectively. At June 30, 2001 and 2000, $0 and $889,000, respectively, of prepaid advertising expense is included in prepaid expenses and other current assets. In conjunction with the Company's restructuring plan (see
Note 3), the Company terminated an agreement for future distribution services in the first quarter of 2001 and, as a result, $1,042,000 of prepaid expenses was written off and included in the restructuring charge in the accompanying consolidated financial statements for the six months ended June 30, 2001.

  Research and Development Costs

     Research and development costs are expensed as incurred and include expenses for the development of new or improved technologies designed to enhance the performance of our service, including the salaries, stock-based compensation and related expenses for our engineering department, as well as costs for contracted services and co-location facilities and depreciation on equipment.

  Income Taxes

     The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance on net deferred tax assets when it is more likely than not that such assets will not be realized.

  Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation," and related Interpretations, in accounting for its employee and non-employee directors stock options and complies with the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company measures compensation expense for its employee stock-based compensation using the intrinsic value method and provides pro-forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period.

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

     The Company measures compensation expense for its non-employee stock-based compensation awards in accordance with SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." The estimated fair value of the options and warrants issued is used to measure the transaction when it is more reliable than the fair value of the services received. The estimated fair value is measured on the date the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The estimated fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital. A total of 100,000 options were granted to a non-employee during the three months ended June 30, 2001. No options or warrants were issued to non-employees during the three months ended June 30, 2000.

     The Company follows FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25," effective July 1, 2000, to account for exchanges of stock options and awards in purchase business combinations. Accordingly, the fair value of vested stock options and awards issued in exchange for vested stock options and awards of the acquiree is included as part of the purchase price. The fair value of unvested options or awards issued in exchange for unvested options and awards of the acquiree is accounted for as part of the purchase price, and an amount equal to the portion of the intrinsic value of the unvested options or awards related to future vesting is allocated to deferred compensation and recognized over the remaining vesting period. During the three and six months ended June 30, 2001, the Company reduced deferred compensation by $1,105,000 and $3,154,000, respectively, for unvested, forfeited stock options.

  Impairment of Long-Lived Assets

     The Company evaluates the carrying amounts of long-lived assets when facts or changes in circumstances suggest they may be impaired. If this review indicates the carrying amounts of long-lived assets will not be recoverable, as determined based on estimated undiscounted future cash flows of the acquired assets, the Company will measure the amount of such impairment based on the present value of estimated future cash flows using a discount rate commensurate with the risks involved or other methods. On July 18, 2001, the Company and Cross Media entered into a merger agreement and, on July 19, 2001, the Company publicly announced its intention to merge with Cross Media. The merger agreement was amended and restated on August 20, 2001. Under the terms of the amended and restated merger agreement, Cross Media will pay a total of up to $24 million in cash and issue approximately 22.3 million shares of its common stock in the merger, assuming that no LifeMinders stock options are exercised prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration, and subject to adjustment under certain circumstances, for all of LifeMinders' outstanding equity interests. Based on the revised merger consideration, the Company determined the carrying value of its long-lived assets as of June 30, 2001, exceeded their fair value. The Company performed an impairment analysis and recorded an impairment charge of $18,023,000, of which $2,497,000 is recorded in cost of revenue (see Note 4).

  Basic and Diluted Net Loss per Common Share

     Basic net loss per common share is based on the weighted average number of shares of common stock outstanding during each year. Diluted net loss per common share is based on the weighted average number of shares of common stock outstanding during each year, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive. Common stock equivalents have been excluded from the net loss per share calculation because their effect would be antidilutive.

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

  Certain Risks and Uncertainties

     The Company is subject to all the risks inherent in an early stage business in the technology industry. The risks include, but are not limited to, limited operating history, successful integration of acquired businesses, dependence on the Internet and related security risks and the changing nature of the Internet industry.

  Segment Reporting

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 replaces the "industry segment" approach with the "management" approach to reporting financial information about an enterprise's segments. The management approach designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers.

  Comprehensive Income

     During the periods presented, the Company has not had any significant transactions that are required to be reported in comprehensive income.

  Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (FASB) approved Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. All business combinations in the scope of this Statement will be accounted for using the purchase method of accounting. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, and business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under this Statement, goodwill will no longer be amortized but will be tested for impairment at least annually at the reporting unit level. Goodwill will be tested for impairment on an interim basis if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. Intangible assets which remain subject to amortization will be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001.

3.  RESTRUCTURING CHARGE

     During the three and six months ended June 30, 2001, the Company undertook a restructuring plan to reduce costs and focus its efforts on reducing operating losses while evaluating strategic alternatives. Accordingly, restructuring charges totaling $11,703,000 and $14,248,000, respectively, were recorded during the three and six months ended June 30, 2001. During the six months ended June 30, 2001, the Company terminated approximately 85% of its workforce as of December 31, 2000. In addition, the Company negotiated separation and termination agreements with the remaining employees. Of the total restructuring charges for the three and six months ended June 30, 2001, $2,404,000 and $3,824,000, respectively, related to employee and contract termination benefits, $9,263,000 related to the early termination of the Company's multi-year lease for its headquarters, and $37,000 and $1,161,000, respectively, related to early termination of various vendor service agreements. Approximately $1,042,000 of this charge was recorded as prepaid expenses and other current assets, and $7,600,000 was recorded as restricted cash as of

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

December 31, 2000, and approximately $3,526,000 was paid in the six months ended June 30, 2001. LifeMinders expects to pay the remainder during 2001.

4.  IMPAIRMENT CHARGE

     Prior to June 30, 2001, the Company began negotiations to merge with Cross Media. In late May of 2001, representatives of Cross Media contacted the Company to discuss a possible merger. On June 21, 2001, Cross Media and the Company executed a letter of intent and term sheet for the merger transaction, which was subsequently modified as of June 27, 2001. On July 18, 2001, the Company and Cross Media entered into a merger agreement and, on July 19, 2001, the Company publicly announced its intention to merge with Cross Media. The merger agreement was amended and restated on August 20, 2001. Under the terms of the amended and restated merger agreement, Cross Media will pay a total of up to $24 million in cash and issue approximately 22.3 million shares of its common stock in the merger, assuming that no LifeMinders stock options are exercised prior to the date on which the merger is consummated and that LifeMinders stockholders elect to receive the maximum cash consideration, and subject to adjustment under certain circumstances, for all of LifeMinders' outstanding equity interest. Based on the revised merger consideration, the Company determined that the carrying value of its long-lived assets as of June 30, 2001, exceeded their fair value. The Company calculated and recorded an impairment charge of $18,023,000, of which $2,497,000 is recorded in cost of revenue. The major components of the impairment charge are as follows (in thousands):

Property and equipment......................................  $14,079
Identifiable intangible assets..............................    3,259
Investments in unconsolidated entities......................      685
                                                              -------
                                                              $18,023
                                                              =======

5.  MARKETABLE SECURITIES

     At December 31, 2000 and June 30, 2001, all marketable debt securities were classified as held-to-maturity and carried at amortized cost, which approximates their fair value. Investments consisted of the following (in thousands):

                                                              DECEMBER 31,   JUNE 30,
                                                                  2000         2001
                                                              ------------   --------
Commercial paper............................................  $     11,939    $   --
U.S. government securities..................................         8,000     1,000
                                                              ------------    ------
Total.......................................................  $     19,939    $1,000
                                                              ============    ======

     All marketable securities held by the Company on December 31, 2000 matured during the six months ended June 30, 2001.

6.  BASIC AND DILUTED LOSS PER COMMON SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted loss per common share computations.

                               LIFEMINDERS, INC.

                                  (UNAUDITED)

     Basic and diluted net loss per common share (in thousands, except share and per share data):

                                FOR THE THREE MONTHS ENDED,     FOR THE SIX MONTHS ENDED,
                                          JUNE 30,                       JUNE 30,
                                ----------------------------    --------------------------
                                    2000            2001           2000           2001
                                ------------    ------------    -----------    -----------
Net loss available to common
  stockholders................  $   (13,746)    $   (37,650)    $   (31,319)   $   (50,691)
                                ===========     ===========     ===========    ===========
Weighted-average shares of
  common outstanding..........   23,698,834      26,201,224      22,850,821     26,079,387
                                ===========     ===========     ===========    ===========
Basic and diluted net loss per
  common share................  $     (0.58)    $     (1.44)    $     (1.37)   $     (1.94)
                                ===========     ===========     ===========    ===========

7.  SEGMENT INFORMATION

     Through June 30, 2001, the Company operated within two business units: business to consumer marketing and business-to-business marketing (outsourcing). The reportable segments derive revenue from the sale of advertising within each unit's corresponding medium. The segment operating loss is revenue less direct and allocable expenses. Segment identifiable assets are those that are directly used in or identified to segment operations.

     For financial reporting purposes, we have two revenue streams: delivery of advertisements within emails to our members and delivery of opt-in names to our registration partners.

     Financial information by segment for the three months ended June 30, 2001 is as follows:

                                         CONSUMER    OUTSOURCING    CORPORATE     TOTAL
                                         --------    -----------    ---------    --------
Revenue................................   $1,479       $   365      $     --     $  1,844
Impairment charge......................   (4,928)       (2,393)      (10,702)     (18,023)
Restructuring charge...................       --            --       (11,703)     (11,703)
Operating loss.........................   (6,892)       (3,802)      (27,622)     (38,316)
Total assets...........................    1,665           658        57,612       59,935
Depreciation and amortization..........    1,534           745         2,103        4,382

     Prior to the third quarter of 2000, the Company operated in one segment: the Internet and related services. Subsequent to June 30, 2001, the Company ceased operations of its outsourcing unit.

     Financial information by segment for the six month period ended June 30, 2001 is as follows (in thousands):

                                         CONSUMER    OUTSOURCING    CORPORATE     TOTAL
                                         --------    -----------    ---------    --------
Revenue................................  $ 6,460       $   887      $     --     $  7,347
Impairment of long-lived assets........   (4,928)       (2,393)      (10,702)     (18,023)
Restructuring charge...................       --            --       (14,248)     (14,248)
Operating loss.........................   (8,501)       (6,620)      (37,424)     (52,545)
Total assets...........................    1,665           658        57,612       59,935
Depreciation and amortization..........    3,451         1,629         3,695        8,775

8.  SUBSEQUENT EVENT

     On July 27, 2001, the Company repaid its outstanding capital lease obligations and purchased the associated equipment for $1,149,000.

                                                                         ANNEX A

                              AMENDED AND RESTATED
                               AGREEMENT AND PLAN
                                   OF MERGER
                                     DATED
                                AUGUST 20, 2001
                                 BY AND BETWEEN
                       CROSS MEDIA MARKETING CORPORATION,
                                      AND
                               LIFEMINDERS, INC.

                               TABLE OF CONTENTS

ARTICLE I. THE MERGER.......................................   A-1
  Section 1.1. The Merger...................................   A-1
  Section 1.2. Effective Time...............................   A-1
  Section 1.3. Effect of the Merger.........................   A-1
  Section 1.4. Subsequent Actions...........................   A-2
  Section 1.5. Certificate of Incorporation; Bylaws;
     Directors and Officers of XMM..........................   A-2
ARTICLE II. EFFECT ON STOCK OF THE SURVIVING CORPORATION AND
  THE MERGED CORPORATION....................................   A-2
  Section 2.1. Conversion of Securities.....................   A-2
  Section 2.2. Conversion of Shares.........................   A-2
  Section 2.3. Cancellation of Treasury Shares and XMM-Owned
     Shares.................................................   A-3
  Section 2.4. Election of Consideration....................   A-3
  Section 2.5. Election Procedures..........................   A-4
  Section 2.6. Mechanics of Payment of Consideration........   A-5
  Section 2.7. Transfer Books...............................   A-6
  Section 2.8. No Fractional Share Certificates.............   A-6
  Section 2.9. Options to Purchase LifeMinders Common
     Stock..................................................   A-6
  Section 2.10. Certain Adjustments.........................   A-7
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF
  LIFEMINDERS...............................................   A-7
  Section 3.1. Organization and Qualification;
     Subsidiaries...........................................   A-7
  Section 3.2. Certificate of Incorporation and Bylaws......   A-8
  Section 3.3. Capitalization...............................   A-8
  Section 3.4. Authority Relative to this Agreement.........   A-9
  Section 3.5. No Conflict; Required Filings and Consents...   A-9
  Section 3.6. SEC Filings; Financial Statements............  A-10
  Section 3.7. Absence of Certain Changes or Events.........  A-10
  Section 3.8. Litigation...................................  A-10
  Section 3.9. Permits; No Violation of Law.................  A-11
  Section 3.10. Joint Proxy Statement.......................  A-11
  Section 3.11. Employee Matters; ERISA.....................  A-11
  Section 3.12. Labor Matters...............................  A-12
  Section 3.13. Environmental Matters.......................  A-13
  Section 3.14. Board Action; Vote Required.................  A-13
  Section 3.15. Opinions of Financial Advisors..............  A-13
  Section 3.16. Brokers.....................................  A-14
  Section 3.17. Tax Matters.................................  A-14
  Section 3.18. Intellectual Property.......................  A-15
  Section 3.19. Insurance...................................  A-16
  Section 3.20. Ownership of Securities.....................  A-16
  Section 3.21. Certain Contracts...........................  A-16
  Section 3.22. Minute Books................................  A-16
  Section 3.23. Related Party Transactions..................  A-17
  Section 3.24. Real Property...............................  A-17
  Section 3.25. Tax Treatment...............................  A-17
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF XMM...........  A-17
  Section 4.1. Organization and Qualification;
     Subsidiaries...........................................  A-17
  Section 4.2. Certificate of Incorporation and Bylaws......  A-18

  Section 4.3. Capitalization...............................  A-18
  Section 4.4. Authority Relative to this Agreement.........  A-19
  Section 4.5. No Conflict; Required Filings and Consents...  A-19
  Section 4.6. SEC Filings; Financial Statements............  A-20
  Section 4.7. Absence of Certain Changes or Events.........  A-20
  Section 4.8. Litigation...................................  A-21
  Section 4.9. Permits; No Violation of Law.................  A-21
  Section 4.10. Joint Proxy Statement.......................  A-21
  Section 4.11. Employee Matters; ERISA.....................  A-21
  Section 4.12. Labor Matters...............................  A-22
  Section 4.13. Environmental Matters.......................  A-22
  Section 4.14. Board Action; Vote Required.................  A-23
  Section 4.15. Opinions of Financial Advisors..............  A-23
  Section 4.16. Brokers.....................................  A-23
  Section 4.17. Tax Matters.................................  A-23
  Section 4.18. Intellectual Property.......................  A-24
  Section 4.19. Insurance...................................  A-25
  Section 4.20. Ownership of Securities.....................  A-25
  Section 4.21. Certain Contracts...........................  A-25
  Section 4.22. Minute Books................................  A-25
  Section 4.23. Related Party Transactions..................  A-25
  Section 4.24. Tax Treatment...............................  A-26
ARTICLE V. CONDUCT OF BUSINESSES PENDING THE MERGER.........  A-26
  Section 5.1. Conduct of Business of LifeMinders and XMM
     Pending the Merger.....................................  A-26
  Section 5.2. Additional Obligations of LifeMinders Pending
     the Merger.............................................  A-27
  Section 5.3. No Solicitation..............................  A-29
  Section 5.4. Subsequent Financial Statements..............  A-30
  Section 5.5. Directors' and Officers' Indemnification and
     Insurance..............................................  A-30
  Section 5.6. Hiring of Employees..........................  A-31
ARTICLE VI. ADDITIONAL AGREEMENTS...........................  A-31
  Section 6.1. Joint Proxy Statement and the Registration
     Statement..............................................  A-31
  Section 6.2. XMM and LifeMinders Stockholders' Meetings...  A-32
  Section 6.3. Consummation of Merger; Additional
     Agreements.............................................  A-33
  Section 6.4. Notification of Certain Matters..............  A-33
  Section 6.5. Access to Information........................  A-34
  Section 6.6. Public Announcements.........................  A-34
  Section 6.7. Stock Exchange Listing.......................  A-34
  Section 6.8. Post-Merger XMM Board of Directors...........  A-34
  Section 6.9. No Shelf Registration........................  A-34
  Section 6.10. Blue Sky....................................  A-35
  Section 6.11. Tax-Free Reorganization.....................  A-35
  Section 6.12. Determination of LifeMinders' Net Cash and
     Cash Equivalents.......................................  A-35
  Section 6.13. Voting Agreements...........................  A-35
ARTICLE VII. CONDITIONS TO MERGER...........................  A-36
  Section 7.1. Conditions to Obligations of Each Party to
     Effect the Merger......................................  A-36
  Section 7.2. Additional Conditions to Obligations of
     LifeMinders............................................  A-37
  Section 7.3. Additional Conditions to Obligations of
     XMM....................................................  A-37

ARTICLE VIII. TERMINATION, AMENDMENT AND WAIVER.............  A-38
  Section 8.1. Termination..................................  A-38
  Section 8.2. Effect of Termination........................  A-39
  Section 8.3. Amendment....................................  A-40
  Section 8.4. Waiver.......................................  A-40
ARTICLE IX. GENERAL PROVISIONS..............................  A-41
  Section 9.1. Non-Survival of Representations, Warranties
     and Agreements.........................................  A-41
  Section 9.2. Notices......................................  A-41
  Section 9.3. Fees and Expenses............................  A-41
  Section 9.4. Certain Definitions..........................  A-42
  Section 9.5. Headings.....................................  A-43
  Section 9.6. Severability.................................  A-43
  Section 9.7. Entire Agreement; No Third-Party
     Beneficiaries..........................................  A-43
  Section 9.8. Assignment...................................  A-44
  Section 9.9. Governing Law; Forum; Waiver of Jury Trial...  A-44
  Section 9.10. Counterparts................................  A-44
  Section 9.11. Interpretation..............................  A-44

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

     This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated August 20, 2001 ("the date hereof"), is entered into by and between Cross Media Marketing Corporation, a Delaware corporation ("XMM") and LifeMinders, Inc., a Delaware corporation ("LifeMinders").

     Whereas, the respective Boards of Directors of XMM and LifeMinders have determined that it is in the best interests of their respective stockholders that XMM and LifeMinders enter into a business combination under which LifeMinders will merge with and into XMM pursuant to the Merger (as defined in Section 1.1 hereof) and XMM and LifeMinders desire to enter into the transaction contemplated hereby, and, in connection therewith, to make certain representations, warranties and agreements to and with each other;

     Whereas, the Board of Directors of each of XMM and LifeMinders has determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, its business strategies and goals and each has approved the Merger upon the terms and conditions set forth herein;

     Whereas, for federal income tax purposes, it is intended that the Merger shall constitute a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

     Whereas, for accounting purposes, it is intended that the Merger shall be accounted for as a purchase under United States generally accepted accounting principles ("GAAP"); and

     Whereas, XMM and LifeMinders entered into an Agreement and Plan of Merger dated July 18, 2001 (the "Original Merger Agreement") and have now determined that it is in the best interests of their respective stockholders to amend and restate the Original Merger Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1. The Merger.

     At the Effective Time (as defined in Section 1.2 hereof) and subject to and upon the terms and conditions of this Agreement and the Delaware General Corporation Law (the "DGCL"), LifeMinders will be merged with and into XMM (the "Merger"), whereby the separate corporate existence of LifeMinders shall cease and XMM shall continue as the surviving corporation. XMM, as the surviving corporation after the Merger, is herein sometimes referred to as the "Surviving Corporation" and LifeMinders, as the non-surviving corporation after the Merger, is herein sometimes referred to as the "Merged Corporation." LifeMinders and XMM are herein referred to collectively as the "Parties" and each individually as a "Party."

     Section 1.2. Effective Time.

     As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VII hereof and the consummation of the Closing referred to in Section 6.3 hereof, the Parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the time of such filing being the "Effective Time").

     Section 1.3. Effect of the Merger.

     At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of LifeMinders and XMM shall continue with, or vest in, as the case may be, XMM, and all debts, liabilities and duties of LifeMinders and XMM shall continue to be, or become, as the case may be, the debts, liabilities and duties of XMM.

     Section 1.4. Subsequent Actions.

     If at any time after the Effective Time XMM shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue in, vest, perfect or confirm of record or otherwise in XMM its right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of either of its constituent corporations acquired or to be acquired by XMM as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of XMM shall be directed and authorized to execute and deliver, in the name and on behalf of either of such constituent corporations, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in XMM or otherwise to carry out this Agreement.

     Section 1.5. Certificate of Incorporation; Bylaws; Directors and Officers of XMM.

     Unless otherwise agreed by LifeMinders and XMM before the Effective Time, at the Effective Time:

     (a) the Amended and Restated Certificate of Incorporation of XMM shall be, subject to the XMM Stockholder Approval, as set forth in Exhibit 1.5(a), until thereafter amended as provided by law and such Amended and Restated Certificate of Incorporation;

     (b) the Amended and Restated Bylaws of XMM shall be the Amended and Restated Bylaws of XMM as in effect immediately prior to the Effective Time until thereafter amended as provided by law and the Amended and Restated Certificate of Incorporation and such Amended and Restated Bylaws; and

     (c) subject to Section 6.8, the directors and officers of XMM immediately prior to the Effective Time shall continue to serve in their respective offices of XMM from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal.

                                   ARTICLE II

    EFFECT ON STOCK OF THE SURVIVING CORPORATION AND THE MERGED CORPORATION

     Section 2.1. Conversion of Securities.

     The manner and basis of converting the shares of common stock of the Merged Corporation at the Effective Time, by virtue of the Merger and without any action on the part of either Party or the holder of any of such securities, shall be as hereinafter set forth in this Article II.

     Section 2.2. Conversion of Shares.

     Each share of common stock, par value $0.01 per share, of LifeMinders ("LifeMinders Common Stock") issued and outstanding immediately before the Effective Time (excluding those cancelled pursuant to Section 2.3) and all rights in respect thereof, shall at the Effective Time, without any action on the part of any holder thereof, be converted into (i) the right to receive cash and/or shares of common stock, par value $0.001 per share, of XMM ("XMM Common Stock") in accordance with Section 2.4 hereof and (ii) a cash payment in lieu of fractional shares, if any, in accordance with Section 2.8 hereof (collectively, the "Merger Consideration"); provided, however, that dividends and other distributions of any kind payable to holders of record of XMM Common Stock shall not be paid by XMM in respect of any unsurrendered certificates representing shares of LifeMinders Common Stock (each, an "Old Certificate") until such Old Certificates shall have been surrendered as provided herein. Upon the subsequent surrender and exchange of such Old Certificates, the holder thereof shall be paid, without interest, the amount of any dividend or other distribution which became payable on or after the Effective

Time to holders of record on or after the Effective Time of shares of XMM Common Stock, if the payment date was prior to or on the date of surrender and exchange; if the payment date is subsequent to such surrender and exchange, payment shall be made on such payment date. No interest will be paid or will accrue on any cash payable on the surrender of any Old Certificate.

     Section 2.3. Cancellation of Treasury Shares and XMM-Owned Shares.

     At the Effective Time, each share of LifeMinders Common Stock held in the treasury of LifeMinders or owned by XMM immediately prior to the Effective Time shall be cancelled and retired and no shares of stock or other securities of XMM shall be issuable, and no payment or other consideration shall be made, with respect thereto.

     Section 2.4. Election of Consideration.

     (a) Subject to the allocation and election procedures and requirements set forth in this Section 2.4 and Sections 2.5 and 2.10 below, each holder of record (as of the Election Deadline) of shares of LifeMinders Common Stock will be entitled to elect to receive with respect to all of such holder's shares (the "Shares"): (i) cash (the "Cash Election"); or (ii) cash (the "Cash Portion") for a percentage of the Shares equal to a fraction, the numerator of which is 24 and the denominator of which is 72, and shares of XMM Common Stock (the "Stock Portion") for a percentage of the Shares equal to a fraction, the numerator of which is 48 and the denominator of which is 72 (the "Cash/Stock Election"); or
(iii) shares of XMM Common Stock, and no cash, (the "Stock Election"). All elections shall be made on a form designed for that purpose by XMM with the reasonable approval of LifeMinders (the "Election Form") in accordance with the procedures specified in Section 2.5.

     (b) Any such holder of LifeMinders Common Stock who fails to submit an Election Form within the time period specified, or whose Election Form is not effective as specified in Section 2.5, will be deemed for all purposes of this Agreement to have made the Stock Election.

     (c) Each share (or a fraction thereof) of LifeMinders Common Stock covered by the Cash Portion of a Cash/Stock Election will be exchanged for the Per Share Cash Consideration (as defined below) and each share (or a fraction thereof) of LifeMinders Common Stock covered by the Stock Portion of a Cash/Stock Election will be exchanged for the Per Share Stock Consideration (as defined below) (subject to the provisions in Section 2.8 below).

     (d) Each share of LifeMinders Common Stock held by a holder of LifeMinders Common Stock who either (i) makes a Stock Election (or who is deemed to have made a Stock Election) or (ii) was not a stockholder of record with respect to such share of LifeMinders Common Stock as of the Election Deadline, will be exchanged for the Per Share Stock Consideration (subject to the provisions of Section 2.8 below).

     (e) Subject to clause (f) below, each share of LifeMinders Common Stock held by a holder of LifeMinders Common Stock who makes a Cash Election will be exchanged for the Per Share Cash Consideration;

     (f) If the Available Cash Amount (as defined below) divided by the aggregate number of shares of LifeMinders Common Stock covered by Cash Elections (the "Cash Election Shares") is less than the Per Share Cash Consideration, then all shares of LifeMinders Common Stock covered by Cash Elections shall be converted into the right to receive shares of XMM Common Stock and cash in the following manner:

     each such share shall be converted into the right to receive (i) an amount in cash, without interest, equal to the Available Cash Amount divided by the total number of Cash Election Shares, and (ii) shares (or a fractional share) of XMM Common Stock equal to the quotient of (x) the difference between the Per Share Cash Consideration and the cash per share such holder received pursuant to Section 2.4(f)(i) above, divided by (y) $1.9845.

     For purposes hereof and Exhibit 2.4B:

     "Aggregate Merger Consideration" equals Seventy Two Million Dollars ($72,000,000) minus the Shortfall Adjustment (defined below), if any.

     "Available Cash Amount" shall be equal to (i) the Total Cash Component minus (ii) the aggregate amount of the Cash Portions paid pursuant to all Cash/Stock Elections.

     "LifeMinders' Net Cash and Cash Equivalents" shall be calculated as set forth on Exhibit 2.4A hereto.

     "Per Share Cash Consideration" shall be calculated as set forth in Exhibit 2.4B and rounded to the fourth decimal place.

     "Per Share Stock Consideration" shall mean the number of shares of XMM Common Stock equal to the Per Share Cash Consideration divided by $1.9845, rounded to the fourth decimal point.

     "Shortfall" shall mean the amount, if any, by which LifeMinders' Net Cash and Cash Equivalents at August 31, 2001 is less than Forty Nine Million Dollars ($49,000,000).

     "Shortfall Adjustment" is an amount equal to the Shortfall; provided, however, that (i) the "Shortfall Adjustment" shall be deemed to be zero (0) if LifeMinders' Net Cash and Cash Equivalents at August 31, 2001 are at least Forty Eight Million Nine Hundred Thousand Dollars ($48,900,000) and (ii) in no event shall the "Shortfall Adjustment" be greater than One Million Seven Hundred Fifty Thousand Dollars ($1,750,000).

     "Total Cash Component" shall mean Twenty Four Million Dollars ($24,000,000) plus one-third of the cash received by LifeMinders as a result of the exercise of LifeMinders Options between July 18, 2001 and the Effective Time, minus the product of (x) the Shortfall Adjustment, if any, times (y) a fraction, the numerator of which is 24 and the denominator of which is 72.

     Section 2.5. Election Procedures.

     (a) The Election Form shall be distributed to each LifeMinders stockholder of record as of the Record Date and shall specify the Election Deadline (as defined in Section 9.4 below). The Parties shall use their reasonable efforts to cause the Election Forms and the Joint Proxy Statement to be delivered or otherwise made available to purchasers of LifeMinders Common Stock after the Record Date.

     (b) Elections shall be made by LifeMinders stockholders by mailing or otherwise delivering to the Exchange Agent (as defined in Section 9.4 herein) a completed Election Form. To be effective, an Election Form must be properly completed, signed and submitted to the Exchange Agent accompanied by the Old Certificates as to which the election is being made (or accompanied by a Guaranty of Delivery (as defined in Section 9.4 below) of such Certificates, or by appropriate evidence that such Certificates have been lost, stolen or destroyed accompanied by such security or indemnity as shall be reasonably requested by LifeMinders or XMM). An Election Form and accompanying Old Certificates, Guaranty of Delivery or evidence of lost, stolen or destroyed certificates (accompanied by any requested security or indemnity) must be received by the Exchange Agent by the Election Deadline. An election may be changed or revoked but only by written notice received by the Exchange Agent prior to the Election Deadline including, in the case of a change, a properly completed revised Election Form.

     (c) XMM, or the Exchange Agent if so designated by XMM, shall determine in the reasonable exercise of discretion, whether the Election Forms have been properly completed, signed and submitted (and are therefore effective) or changed or revoked and may disregard immaterial defects in Election Forms. XMM or the Exchange Agent, as applicable, will notify the applicable stockholder of any defect in an Election Form by regular mail or such other method of notice which can reasonably be expected to be at least as prompt.

     (d) In the event that this Agreement is terminated pursuant to the provisions hereof and any Old Certificates and Guarantys of Delivery have been transmitted to the Exchange Agent pursuant to the provisions hereof, XMM and LifeMinders shall cause the Exchange Agent to promptly return such Old Certificates and Guarantys of Delivery to the Person submitting the same.

     Section 2.6. Mechanics of Payment of Consideration.

     (a) Within five (5) Business Days after the Effective Time, XMM shall deposit with the Exchange Agent sufficient certificates representing XMM Common Stock and sufficient cash to enable the Exchange Agent to distribute the Merger Consideration as determined pursuant to this Agreement. As soon as practicable but not later than fifteen (15) Business Days after the Effective Time, the Exchange Agent shall distribute, to all LifeMinders stockholders who have properly submitted by the Election Deadline Election Forms that are effective and accompanied by their Old Certificates, Guarantys of Delivery or proper evidence with respect to lost, stolen or destroyed certificates (accompanied by any requested security or indemnity), the portion of the Merger Consideration to which each such stockholder is entitled.

     (b) As soon as practicable but not later than fifteen (15) Business Days after the Effective Time, the Exchange Agent shall send the Stockholder Materials to each LifeMinders stockholder who failed on or before the Election Deadline, to submit an Election Form, or whose Election Form was not effective. All Stockholder Materials shall be sent by first class United States mail to such LifeMinders stockholders at the addresses set forth on the official stockholder records of LifeMinders. XMM shall also make appropriate provisions with the Exchange Agent to enable LifeMinders stockholders to obtain the Stockholder Materials from, and to deliver the Old Certificates, Guarantys of Delivery or evidence with respect to lost, stolen or destroyed certificates (accompanied by any requested security or indemnity) to, the Exchange Agent in person, commencing on or not later than fifteen (15) Business Days following the Effective Time. Upon receipt of the appropriate Stockholder Materials, together with the Old Certificates, Guarantys of Delivery or evidence with respect to lost, stolen or destroyed certificates (accompanied by any requested security or indemnity) the Exchange Agent shall take prompt action to process such Stockholder Materials (including the prompt return of any defective submissions with instructions as to those actions which may be necessary to remedy any defects) and to mail to such former LifeMinders stockholders the portion of the Merger Consideration to which each such stockholder is entitled, but in no event later than ten (10) Business Days after receiving properly completed Stockholder Materials from such stockholders.

     (c) Any holder whose Old Certificates have been lost, stolen or destroyed may nevertheless obtain the portion of the Merger Consideration into which the shares of LifeMinders Common Stock represented by such Old Certificates have been converted pursuant to the provisions of this Article II, provided such holder delivers to XMM or the Exchange Agent a statement certifying such loss, theft or destruction and providing for indemnity reasonably satisfactory to XMM and the Exchange Agent indemnifying XMM and the Exchange Agent against any loss or expense any of them may incur as a result of such lost, stolen or destroyed Old Certificates being thereafter surrendered to the Exchange Agent. Until so surrendered, each Old Certificate that, prior to the Effective Time, represented shares of LifeMinders Common Stock will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the portion of the Merger Consideration into which such shares of LifeMinders Common Stock shall have been so converted.

     (d) The Exchange Agent shall invest any cash deposited with it pursuant to
Section 2.6(a) hereof, as directed by XMM, on a daily basis. Any interest and other income resulting from such investments shall be paid to XMM.

     (e) Any portion of the Merger Consideration held by the Exchange Agent which has not been delivered to the LifeMinders stockholders pursuant to this
Article II within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to XMM, and thereafter holders of Old Certificates who have not theretofore complied with the exchange procedures set forth in and contemplated by this Article II shall thereafter look only to XMM (subject to abandoned property, escheat and similar laws) only as general creditors thereof for their claim for cash or shares of XMM Common Stock and any dividends or distributions (with a record date after the Effective Time) with respect to the shares of XMM Common Stock to which they are entitled. Notwithstanding the foregoing provisions of this Section 2.6, none of the Exchange Agent, XMM or LifeMinders shall be liable to a holder of an Old Certificate for cash, XMM Common Stock, any dividends or distributions thereon or any cash payment for fractional shares as contemplated by Section 2.8, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law or to a transferee pursuant to Section 2.7 hereof.

     Section 2.7. Transfer Books.

     The stock transfer books of LifeMinders shall be closed at the Effective Time and no transfer of any shares of LifeMinders Common Stock will thereafter be recorded on any of such stock transfer books. In the event of a transfer of ownership of LifeMinders Common Stock prior to the Effective Time that is not registered in the stock transfer records of LifeMinders at the Effective Time, a certificate or certificates representing the number of whole shares of XMM Common Stock into which such shares of LifeMinders Common Stock shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.8 hereof, if the Old Certificate therefor is surrendered as provided in Section 2.5 hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer or other tax.

     Section 2.8. No Fractional Share Certificates.

     No scrip or fractional share certificates for shares of XMM Common Stock shall be issued, but in lieu thereof each holder of a share or shares of LifeMinders Common Stock otherwise entitled to a fractional share of XMM Common Stock on the Effective Time shall receive from XMM an amount of cash equal to the product obtained by multiplying (i) the Per Share Cash Consideration by (ii) the fraction of a share of XMM Common Stock to which the holder would otherwise be entitled. No such holder of Old Certificates shall be entitled to dividends or other rights in respect of any such fractional interest in XMM Common Stock. Payment for such fractional interest shall be made, without interest, net of any required withholding upon surrender of the Old Certificates.

     Section 2.9. Options to Purchase LifeMinders Common Stock.

     (a) As of the Effective Time, XMM shall assume all of the stock options of LifeMinders, whether or not vested or immediately exercisable, outstanding immediately prior to the Effective Time under the LifeMinders Option Plans (as defined in Section 3.3(a) below) (the "LifeMinders Options"). Each LifeMinders Option, whether or not exercisable at the Effective Time, shall be assumed by XMM in such a manner that it shall be exercisable upon the same terms and conditions as under the LifeMinders Option Plan pursuant to which it was granted and the applicable option agreement issued thereunder (except to the extent that such vesting terms, conditions and restrictions may be altered in accordance with their terms as a result of the transactions contemplated hereby); provided that (i) each such option thereafter shall be exercisable for a number of shares of XMM Common Stock (rounded down to the nearest whole share) equal to the Per Share Stock Consideration multiplied by the number of shares of LifeMinders Common Stock subject to such option, and (ii) the option price per share of XMM Common Stock thereafter shall equal the option price per share of LifeMinders Common Stock subject to such option in effect immediately prior to the Effective Time divided by the Per Share Stock Consideration (the "XMM Exchange Options"); provided that if the foregoing results in an aggregate exercise price that requires the payment of a fraction of a cent at the time of exercise of XMM Exchange Options for one or more shares of XMM Common Stock (with the exercise price considered in the aggregate for all such Options being exercised), then the aggregate exercise price for such shares shall be further adjusted upwards to the nearest whole cent.

     (b) (Intentionally Omitted).

     (c) Exhibit 2.9B sets forth a list of holders of LifeMinders Options whose Options will become fully exercisable at the Effective Time as a result of the transactions contemplated hereby; upon such exercise, such holders shall receive XMM Common Stock as set forth in Section 2.9(a) above.

     (d) The adjustments provided in this Section 2.9 with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

     (e) On or prior to the Effective Time, XMM shall obtain the approval of its Board of Directors in accordance with Rule 16b-3 under the Exchange Act of the exchange of securities as contemplated by this Agreement consistent with the SEC no action letter issued to Skadden Arps Slate Meagher & Flom dated January 12, 1999.

     (f) LifeMinders shall amend the LifeMinders Employee Stock Purchase Plan (the "LifeMinders Purchase Plan") so that as of the Effective Time: (i) the LifeMinders Purchase Plan shall provide that no additional purchase rights shall be issued under it; and (ii) each purchase right granted under the LifeMinders Purchase Plan shall terminate, if it has not previously terminated by its terms. As of the Effective Time, each then-outstanding purchase right granted under the LifeMinders Purchase Plan shall be terminated.

     Section 2.10. Certain Adjustments.

     If between the date hereof and the Effective Time, the outstanding shares of LifeMinders Common Stock or of XMM Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Per Share Stock Consideration and the Per Share Cash Consideration, as applicable, shall be adjusted accordingly to provide to the holders of LifeMinders Common Stock and XMM Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF LIFEMINDERS

     Except as (i) expressly disclosed in the LifeMinders SEC Reports (including all exhibits referred to therein) (provided however the LifeMinders SEC Reports shall not qualify the representations and warranties contained in Sections 3.1, 3.3, 3.5, 3.7, 3.8, 3.11 and 3.17(h)) or (ii) set forth in the disclosure schedule delivered by LifeMinders to XMM with the Original Merger Agreement, as amended on the date hereof by Attachment A hereto (the "LifeMinders Disclosure Schedule") (each section of which qualifies the correspondingly-numbered representation and warranty, as specified therein), LifeMinders hereby represents and warrants to XMM as follows:

     Section 3.1. Organization and Qualification; Subsidiaries.

     Each of LifeMinders and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of LifeMinders and its Subsidiaries has the requisite corporate power and authority and each necessary governmental authority, franchise, license, certificate or permit to own, operate or lease its properties and carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failure which, when taken together with all other such failures, would not reasonably be expected to have a Material Adverse Effect on LifeMinders or its Subsidiaries.

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     Section 3.2. Certificate of Incorporation and Bylaws.

     LifeMinders has heretofore furnished, or otherwise made available, to XMM a complete and correct copy of the Certificate of Incorporation and the Bylaws, each as amended to the date hereof, of LifeMinders and each of its Subsidiaries. Such Certificates of Incorporation and Bylaws are all in full force and effect. Neither LifeMinders nor any of its Subsidiaries is in violation of any of the provisions of its respective Certificate of Incorporation or, in any material respect, its Bylaws.

     Section 3.3. Capitalization.

     (a) The authorized capital stock of LifeMinders consists of (i) 9,665,240 shares of preferred stock, par value $.01 per share, of which, as of July 17, 2001, none is outstanding or reserved for issuance, and (ii) 60,000,000 shares of LifeMinders Common Stock, of which, as of July 17, 2001, (A) 26,579,211 shares were issued and outstanding, (B) no shares were held in the treasury of LifeMinders, and (C) 5,425,978 shares were reserved for issuance in connection with the exercise of outstanding options granted under the stock option plans described in Section 3.3 of the LifeMinders Disclosure Schedule (collectively, the "LifeMinders Option Plans") and of the other LifeMinders Equity Rights (as defined in Section 3.3(b) hereof). True and complete copies of all LifeMinders Option Plans (including the form of stock option grants thereunder) have been delivered to XMM. All necessary stockholder approvals for the LifeMinders Option Plans have been obtained. Section 3.3(a) of the LifeMinders Disclosure Schedule contains a true and complete list of all outstanding options and other LifeMinders Equity Rights as of July 17, 2001, which list includes the name of the option or other LifeMinders Equity Right holder, the date of issuance, exercise price, number of shares issuable upon exercise thereof, vesting terms, the plan under which such option or other LifeMinders Equity Right was issued or granted (if applicable), whether an option is intended to qualify as an incentive stock option, and the expiration date. Except as contemplated by
Section 2.9(c) above, the consummation of the transactions contemplated hereby will not result in, or otherwise require any changes, alterations or modifications to the terms of any LifeMinders Equity Rights, or permit any Person who exercises a LifeMinders Equity Rights after the Effective Time to receive anything other than XMM Common Stock upon such exercise.

     (b) All shares of LifeMinders Common Stock which are outstanding as of the date hereof are duly authorized and validly issued, and are fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive rights. The offer and sale by LifeMinders of all of the shares of LifeMinders' capital stock were conducted in compliance with all federal and applicable state securities laws. Neither LifeMinders nor any of its Subsidiaries is a party to any voting trusts or other arrangements or agreements in favor of any Person with respect to the voting of LifeMinders' capital stock and, to LifeMinders' knowledge, except for the voting agreements referred to in
Section 6.13 herein, there are no voting trusts or other arrangements or agreements in favor of any Person with respect to the voting of LifeMinders' capital stock. Other than this Agreement, the options granted pursuant to the LifeMinders Option Plans, and the LifeMinders Equity Rights described in Section 3.3(b) of the LifeMinders Disclosure Schedule, there are no outstanding rights with respect to the capital stock of LifeMinders or any LifeMinders Subsidiary including, without limitation, any stock appreciation, "phantom" stock, stock bonus, stock purchase or equity compensation plan. For purposes of this Agreement, "LifeMinders Equity Rights" shall mean subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) to purchase or otherwise acquire any shares of the capital stock of LifeMinders or any LifeMinders Equity Rights from LifeMinders or any of LifeMinders' Subsidiaries at any time, or upon the happening of any stated event.

     (c) There are no outstanding obligations of LifeMinders or any of LifeMinders' Subsidiaries to repurchase, redeem or otherwise acquire (i) any shares of capital stock of LifeMinders or of any LifeMinders Subsidiary or (ii) any LifeMinders Equity Rights.

     (d) All of the outstanding capital stock of each of LifeMinders' Subsidiaries is owned directly or indirectly by LifeMinders and is duly authorized, validly issued, fully paid and nonassessable. All of the outstanding capital stock of each of LifeMinders' Subsidiaries owned directly or indirectly by LifeMinders is owned free and clear of any liens, security interests, pledges, agreements, claims, charges or

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encumbrances (collectively "Liens"). There are no outstanding LifeMinders
Subsidiary Equity Rights and there are no outstanding obligations of LifeMinders or any of LifeMinders' Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of any of LifeMinders' Subsidiaries or any LifeMinders Subsidiary Equity Rights. For purposes of this Agreement, "LifeMinders Subsidiary Equity Rights" shall mean subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) to purchase or otherwise acquire any shares of the capital stock of any LifeMinders Subsidiary at any time, or upon the happening of any stated event.

     (e) The LifeMinders Common Stock is listed on the NASDAQ National Market under the symbol "LFMN" and LifeMinders has not received any notice regarding, and to its knowledge there is no threat of, the termination or discontinuance of the eligibility of the LifeMinders Common Stock for such listing.

     Section 3.4. Authority Relative to this Agreement.

     LifeMinders has the necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement and approval of the transactions contemplated hereby by LifeMinders' stockholders in accordance with the DGCL, the rules of the NASDAQ Stock Market and the applicable provisions of LifeMinders' Certificate of Incorporation and Bylaws (the "LifeMinders Stockholder Approval"), to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by LifeMinders, and the consummation by LifeMinders of the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of LifeMinders, subject to obtaining the LifeMinders Stockholder Approval. This Agreement has been duly executed and delivered by LifeMinders and, assuming (a) the due authorization, execution and delivery thereof by XMM, and (b) the obtaining of the LifeMinders Stockholder Approval, constitutes a legal, valid and binding obligation of LifeMinders, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

     Section 3.5. No Conflict; Required Filings and Consents.

     (a) Except as described in subsection (b) below, the execution and delivery of this Agreement by LifeMinders do not, and the performance of this Agreement by LifeMinders will not, (i) violate or conflict with the Certificate of Incorporation or Bylaws of LifeMinders, (ii) conflict with or violate any law, regulation, court order, judgment or decree applicable to LifeMinders or any of its Subsidiaries or by which any of their respective property or assets is bound or affected, (iii) violate or conflict with the Certificate of Incorporation or Bylaws of any of LifeMinders' Subsidiaries, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a Lien or encumbrance on any of the properties or assets (including investments) of LifeMinders or any of its Subsidiaries pursuant to, result in the loss of any benefit under, or result in any modification or alteration of, or require the payment of additional amounts or accelerate the payment of amounts due under, or require the consent of any other party to, any contract, instrument, permit, license or franchise to which LifeMinders or any of its Subsidiaries is a party or by which LifeMinders, any of such Subsidiaries or any of their respective property or assets (including investments) is bound or affected, except, in the case of clauses (ii), (iii), and (iv) above, for conflicts, violations, breaches, defaults, results or consents which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LifeMinders.

     (b) Except for obtaining the LifeMinders Stockholder Approval and applicable requirements, if any, of stock exchanges upon which securities of LifeMinders are listed, the Exchange Act, the filing and recordation of appropriate merger or other documents as required by the DGCL and any filings required pursuant to any state securities or "blue sky" laws or the rules of any applicable stock exchanges, (i) neither LifeMinders nor any of its Subsidiaries is required to submit any notice, report or other filing with any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental U.S. or foreign self-regulatory

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agency, commission or authority or any arbitral tribunal (each, a "Governmental
Entity") in connection with the execution, delivery or performance of this Agreement and (ii) no waiver, consent, approval or authorization of any Governmental Entity is required to be obtained by LifeMinders or any of its Subsidiaries in connection with LifeMinders' execution, delivery or performance of this Agreement.

     Section 3.6. SEC Filings; Financial Statements.

     (a) LifeMinders has timely filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission ("SEC") since November 19, 1999, and has heretofore delivered or made available to XMM, in the form filed with the SEC, together with any amendments thereto, its (i) Annual Reports on Form 10-K for the fiscal years ended December 31, 1999 and 2000, (ii) proxy statements relating to each of LifeMinders' meetings of stockholders (whether annual or special) held since November 19, 1999, (iii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001, and (iv) all other reports or registration statements filed by LifeMinders with the SEC since September 24, 1999 (collectively, the "LifeMinders SEC Reports"). The LifeMinders SEC Reports were prepared in accordance with the requirements of the 1933 Act or the Exchange Act (as defined in Section 9.4 hereof), as the case may be, and the rules and regulations promulgated under each of such respective acts. The LifeMinders SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not, at the time they were filed (or, if amended or superseded by filing prior to the date hereof, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) All financial statements, including all related notes and schedules, contained in each of the LifeMinders SEC Reports (or incorporated by reference therein) fairly present the consolidated financial position and stockholders' equity of LifeMinders and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of LifeMinders and its Subsidiaries for the periods indicated therein in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for changes in accounting principles disclosed in the notes thereto) and subject, in the case of interim financial statements, to normal year-end adjustments.

     Section 3.7. Absence of Certain Changes or Events.

     Since December 31, 2000, and except as expressly permitted by this Agreement, LifeMinders and its Subsidiaries have not incurred any liability required by GAAP to be disclosed on a consolidated balance sheet of LifeMinders and its Subsidiaries or the footnotes thereto, except in the ordinary course of their businesses consistent with their past practices, and there has not been any change, or any event involving a prospective change, in the business assets, liabilities, financial condition or results of operations of LifeMinders or any of its Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on LifeMinders, and LifeMinders and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

     Section 3.8. Litigation.

     Section 3.8 of the LifeMinders Disclosure Schedule sets forth a list of all claims, actions, suits, proceedings or investigations pending or, to LifeMinders' knowledge, threatened against LifeMinders or any of its Subsidiaries, or any properties or rights of LifeMinders or any of its Subsidiaries, by or before any Governmental Entity. Section 3.8 of the LifeMinders Disclosure Schedule also sets forth a list of all orders or decrees (of any Governmental Entity) to which LifeMinders or any of its Subsidiaries or predecessor entities is subject. There are no claims, actions, suits, proceedings or investigations pending or, to LifeMinders' knowledge, threatened against LifeMinders or any of its Subsidiaries, or any properties or rights of LifeMinders or any of its Subsidiaries, by or before any Governmental Entity except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on LifeMinders or prevent or materially delay the ability of LifeMinders to consummate the Merger.

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     Section 3.9. Permits; No Violation of Law.

     The businesses of LifeMinders and its Subsidiaries are not being conducted in violation of any statute, law, ordinance, regulation, judgment, order or decree of any Governmental Entity (including any stock exchange or other self-regulatory body) ("Legal Requirements"), or in violation of any permits, franchises, licenses, authorizations, certificates, variances, exemptions, orders, registrations or consents that are granted by any Governmental Entity (including any stock exchange or other self-regulatory body) ("Permits"), except for violations none of which, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect on LifeMinders. No investigation or review by any Governmental Entity (including any stock exchange or other self-regulatory body) with respect to LifeMinders or its Subsidiaries in relation to any alleged violation of law or regulation is pending or, to LifeMinders' knowledge, threatened, nor has any Governmental Entity (including any stock exchange or other self-regulatory body) indicated an intention to conduct the same, except for such investigations which, if they resulted in adverse findings, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LifeMinders. Neither LifeMinders nor any of its Subsidiaries is subject to any cease and desist or other order, judgment, injunction or decree issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of, any Governmental Entity that materially restricts the conduct of its business or which may reasonably be expected to have a Material Adverse Effect on LifeMinders, nor has LifeMinders or any of its Subsidiaries been advised that any Governmental Entity is considering issuing or requesting any of the foregoing.

     Section 3.10. Joint Proxy Statement.

     None of the information supplied or to be supplied by or on behalf of LifeMinders or its Subsidiaries for inclusion or incorporation by reference in the registration statement (the "Registration Statement") to be filed with the SEC by XMM in connection with the issuance of the shares of XMM Common Stock as a result of the Merger (the "Merger Shares") will, at the time the Registration Statement becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of LifeMinders or its Subsidiaries for inclusion or incorporation by reference in the joint proxy statement/prospectus, in definitive form, relating to the meetings of LifeMinders and XMM stockholders to be held in connection with the Merger, or in the related proxy and notice of meeting, or soliciting material used in connection therewith (referred to herein collectively as the "Joint Proxy Statement") will, on the dates mailed to stockholders and at the times of the LifeMinders stockholders' meeting and the XMM stockholders' meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Joint Proxy Statement (except for information relating solely to XMM or its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

     Section 3.11. Employee Matters; ERISA.

     (a) Except where the failure to be true would not, individually or in the aggregate, have a Material Adverse Effect on LifeMinders, (i) each LifeMinders Plan has been operated and administered in accordance with applicable law, including but not limited to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, (ii) each LifeMinders Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified,
(iii) except as required by COBRA, no LifeMinders Plan provides death or medical benefits (whether or not insured), with respect to current or former employees of LifeMinders or of any trade or business, whether or not incorporated, which together with LifeMinders would be deemed a "single employer" within the meaning of Section 4001 of ERISA (a "LifeMinders ERISA Affiliate"), beyond their retirement or other termination

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of service, (iv) no liability under Title IV of ERISA has been incurred by
LifeMinders or any LifeMinders ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to LifeMinders or any LifeMinders ERISA Affiliate of incurring any such liability (other than PBGC premiums), (v) all contributions or other amounts due from LifeMinders or any LifeMinders ERISA Affiliate with respect to each LifeMinders Plan have been paid in full, (vi) neither LifeMinders nor any LifeMinders ERISA Affiliate has engaged in a transaction in connection with which LifeMinders or any of its Subsidiaries could reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (vii) to the best knowledge of LifeMinders there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any LifeMinders Plan or any trusts related thereto and (viii) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of LifeMinders or any of its Subsidiaries under any LifeMinders Plan or otherwise, (B) materially increase any benefits otherwise payable under any LifeMinders Plan or (C) result in any acceleration of the time of payment or vesting of any such benefits.

     (b) For purposes of this Agreement, "LifeMinders Plan" shall mean each deferred compensation, bonus or other incentive compensation, stock purchase, stock option or other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance or other "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by LifeMinders or by any LifeMinders ERISA Affiliate or to which LifeMinders or any LifeMinders ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of LifeMinders or any LifeMinders ERISA Affiliate. Each LifeMinders Plan is listed on Section 3.11(b) of the LifeMinders Disclosure Schedule.

     (c) Neither LifeMinders nor any LifeMinders ERISA Affiliate has ever sponsored, maintained, contributed to or had an obligation to contribute to any "pension plan" as described in Section 3(2) of ERISA.

     Section 3.12. Labor Matters.

     (a) Neither LifeMinders nor any of its Subsidiaries is the subject of any proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the actual knowledge of its executive officers, threatened in writing, nor has there been for the past five years, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving it or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LifeMinders.

     (b) Except as set forth in Section 3.12(b) of the LifeMinders Disclosure Schedule, each of LifeMinders' and its Subsidiaries' employees is an at will employee, and LifeMinders or its Subsidiaries, as the case may be, has the right to terminate the employment of each of its respective employees at any time with or without cause and to terminate the engagement of any of its respective independent contractors and consultants at any time with or without cause without severance or other payments to such employee, independent contractor or consultant other than for services rendered through and without incurring any penalty or liability. Section 3.12(b) of the LifeMinders Disclosure Schedule contains (i) a list of all severance, retention, termination or similar cash payments due to all former employees, independent contractors or consultants of LifeMinders or its Subsidiaries, including the terms thereof, such as amounts due and payment schedule and (ii) a list of all employees, independent contractors and consultants to whom LifeMinders and/or its Subsidiaries is contractually obligated to pay severance, retention, termination or similar payments upon the termination of their employment or consulting relationship with LifeMinders and/or its Subsidiaries, including the term thereof.

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     (c) Other than the employment agreements with Allison Abraham, Jonathan B.
Bulkeley and Munish Ghandi, complete and correct copies of which were furnished or made available to XMM, neither LifeMinders nor any of its Subsidiaries is a party to any employment agreements on the date hereof.

     (d) Other than the consulting agreements with the individuals listed in
Section 3.12(d) of the LifeMinders Disclosure Schedule, complete and correct copies of which were furnished or made available to XMM, neither LifeMinders nor any of its Subsidiaries is a party to any consulting agreements on the date hereof.

     Section 3.13. Environmental Matters.

     Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on LifeMinders: (i) each of LifeMinders and its Subsidiaries has complied with all applicable Environmental Laws (as defined below); (ii) the properties currently owned or operated by it or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances (as defined below); (iii) the properties formerly owned or operated by it or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by it or any of its Subsidiaries;
(iv) neither it nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither it nor any Subsidiary has been associated with any release or threat of release of any Hazardous Substance; (vi) neither it nor any Subsidiary has received any notice, demand, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (vii) neither it nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) there are not circumstances or conditions involving it or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any of its properties pursuant to any Environmental Law.

     As used herein and in Section 4.13, the term "Environmental Law" means any law relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or
(C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance.

     As used herein and in Section 4.13, the term "Hazardous Substance" means any substance that is: listed, classified or regulated pursuant to any Environmental Law, including any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon.

     Section 3.14. Board Action; Vote Required.

     (a) The Board of Directors of LifeMinders has, at a meeting of such board duly held on August 19, 2001 (i) approved and adopted this Agreement, (ii) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of LifeMinders' stockholders, and
(iii) resolved to recommend the adoption of this Agreement to LifeMinders' stockholders.

     (b) The adoption of this Agreement and the approval of the transactions contemplated hereby by the holders of a majority of the shares of LifeMinders Common Stock outstanding and entitled to vote thereon is the only vote of holders of any class or series of the capital stock of LifeMinders required to adopt this Agreement and approve the transactions contemplated hereby.

     Section 3.15. Opinions of Financial Advisors.

     LifeMinders has received the opinion of Legg Mason Wood Walker, Incorporated ("Legg Mason"), dated August 19, 2001 to the effect that, as of such date, the Merger Consideration (as the same may be adjusted in accordance with Section 2.10 hereof) is fair, from a financial point of view, to the holders of LifeMinders Common Stock.

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     Section 3.16. Brokers.

     Except for Legg Mason, the arrangements with which have been disclosed to XMM in Section 3.16 of the LifeMinders Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's, investment banking or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of LifeMinders or any of its Subsidiaries.

     Section 3.17. Tax Matters.

     (a) All federal, state, local and foreign Tax Returns (as defined herein) required to have been filed by LifeMinders or its Subsidiaries have been filed with the appropriate Governmental Entities by the due date thereof including extensions. Schedule 3.17 lists all federal, state, local, and foreign income Tax Returns filed with respect to each of LifeMinders and its Subsidiaries for taxable periods ended on or after December 31, 1996. Schedule 3.17 indicates those Tax Returns that have been audited or that are currently the subject of an audit, to the extent that LifeMinders or any of its Subsidiaries have been notified of any such audit or audits. Correct and complete copies of all federal, state, local, and foreign income Tax Returns, material examination reports, and statements of deficiencies assessed against, or agreed to by LifeMinders or any of its Subsidiaries filed or issued since December 31, 1996 have been provided or made available to XMM. Neither LifeMinders nor any of its Subsidiaries have (i) waived any statute of limitations in respect of any Tax, which has continuing effect, or (ii) agreed to any extension of time with respect to a Tax assessment or deficiency, which has not expired.

     (b) The Tax Returns referred to in subpart (a) of this Section 3.17 correctly and completely reflect all Tax liabilities and tax attributes of LifeMinders and its Subsidiaries required to be shown thereon;

     (c) All Taxes (as defined herein) owed with respect to those Tax Returns referred to in subpart (a) of this Section 3.17 have been fully paid or adequately reflected as a liability on LifeMinders' or its Subsidiaries' financial statements included in the LifeMinders SEC Reports;

     (d) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, LifeMinders and its Subsidiaries have made due and sufficient accruals for such Taxes in their respective books and records and financial statements;

     (e) Neither LifeMinders nor any of its Subsidiaries or other affiliates has taken any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; and neither LifeMinders nor any of its Subsidiaries has any knowledge of any existing circumstances that would cause the Merger to fail to so qualify, or any present plan or intention to take any action after the Merger that would cause the Merger to fail to so qualify;

     (f) No deficiencies for any Taxes have been proposed, asserted or assessed against LifeMinders or any of its Subsidiaries that are not adequately reserved for under GAAP, except for deficiencies that individually or in the aggregate would not have a Material Adverse Effect on LifeMinders;

     (g) There are no Liens for Taxes upon any assets of LifeMinders or any of its Subsidiaries apart from Liens for Taxes not yet due and payable;

     (h) Neither LifeMinders nor any of its Subsidiaries (i) have made, are obligated to make, or are a party to any agreement that under any circumstances obligates it to make any payments in connection with the Merger, the deduction of which will be disallowed under Section 280G of the Code, or (ii) are subject to any contractual obligation to make any payments in the nature of compensation, which would be triggered by either (x) a change in ownership or control described in Section 280G(b)(2)(A)(i)(I) or (II) involving LifeMinders or any of its Subsidiaries (or any successor entities with respect thereto) or
(y) termination of employment;

     (i) Neither LifeMinders nor any of its Subsidiaries are a party to a Tax allocation or Tax sharing agreement. Neither LifeMinders nor any of its Subsidiaries (i) have been a member of an Affiliated Group (as such term is defined in Section 1504 of the Code) filing a federal income Tax Return (other

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than a group the common parent of which was LifeMinders) or (ii) have any
Obligation for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision or state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

     (j) Neither LifeMinders nor any of its Subsidiaries have been the "distributing corporation" (within the meaning of Section 355(a)(1) of the Code) nor the "controlled corporation" (within the meaning of Section 355(a)(1) of the Code) within the two-year period ending as of the date of this Agreement;

     (k) "Tax" or "Taxes" means (i) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, parking, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature; (ii) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, other similar fee or charge imposed by a Governmental Entity; or (iii) any deficiency, interest or penalty imposed with respect to any of the foregoing; and

     (l) "Tax Returns" means all returns and reports, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any Governmental Entity with respect to the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Tax, and including any schedule or attachment thereto, and including any amendment thereof.

     Section 3.18. Intellectual Property.

     (a) As used in this Agreement, "LifeMinders Intellectual Property" means all of the following which are necessary to conduct the business of LifeMinders and its Subsidiaries as conducted as of the date hereof: (i) trademarks, trade dress, service marks, domain names, copyrights, logos, trade names, corporate or entity names and all registrations and applications to register the same; (ii) patents and pending patent applications; (iii) all computer software programs, databases and compilations (collectively, "Computer Software"); (iv) all proprietary rights, inventions, know-how and trade secrets; and (v) all material licenses and agreements to which LifeMinders or any of its Subsidiaries is a party which relate to any of the foregoing.

     (b) LifeMinders or its Subsidiaries owns or has the right to use, sell or license all LifeMinders Intellectual Property, free and clear of all Liens, and all registrations of LifeMinders Intellectual Property are valid and enforceable and have been duly maintained, except, in each case, as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on LifeMinders.

     (c) To the knowledge of LifeMinders, the conduct of LifeMinders' and its Subsidiaries' businesses and the use of the LifeMinders Intellectual Property does not infringe upon, conflict with or violate any intellectual property rights or any other proprietary right or privacy rights of any Person, and neither LifeMinders nor any of its Subsidiaries has received any communication alleging that LifeMinders' or its Subsidiaries' use of any of the LifeMinders Intellectual Property infringes upon, violates or is otherwise in conflict with any intellectual property rights or other proprietary right or privacy rights of any third party, or that any of the LifeMinders Intellectual Property is invalid or unenforceable that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LifeMinders.

     (d) Each of LifeMinders and its Subsidiaries has used commercially reasonable efforts to maintain the confidentiality of its trade secrets and other LifeMinders Intellectual Property of a confidential and proprietary nature.

     (e) All of the current and former employees of LifeMinders and its Subsidiaries have executed the Information and Invention Assignment Agreement, in the form attached hereto as Exhibit 3.18(e), except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on LifeMinders.

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     Section 3.19. Insurance.

     Each of LifeMinders and each of its Subsidiaries is, and has been continuously since August 9, 1996 (or such later date as such Subsidiary was organized or acquired by LifeMinders), insured with financially responsible insurers in such amounts and against such risks and losses as are customary for companies conducting the business as conducted by LifeMinders and its Subsidiaries during such time period. Since August 9, 1996 (or such later date as such Subsidiary was organized), neither LifeMinders nor any of its Subsidiaries has received notice of cancellation or termination with respect to any insurance policy of LifeMinders or its Subsidiaries and permitted a lapse in coverage to occur. The insurance policies of LifeMinders and its Subsidiaries are valid and enforceable policies.

     Section 3.20. Ownership of Securities.

     As of the date hereof, neither LifeMinders nor, to LifeMinders' knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of XMM.

     Section 3.21. Certain Contracts.

     (a) All contracts described in Item 601(b)(10) of Regulation S-K to which LifeMinders or its Subsidiaries is a party or may be bound (collectively, the "LifeMinders Contracts") have been filed as exhibits to, or incorporated by reference in, LifeMinders' Annual Report on Form 10-K for the year ended December 31, 2000, as amended through the date hereof. All LifeMinders Contracts are valid and in full force and effect on the date hereof except to the extent they have previously expired in accordance with their terms, been terminated or if the failure to be in full force and effect, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LifeMinders. Neither LifeMinders nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any LifeMinders Contract, except in each case for those LifeMinders Contracts which, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LifeMinders or LifeMinders' Subsidiaries.

     (b) Set forth in Section 3.21(b) of the LifeMinders Disclosure Schedule is a list of the contracts, agreements or arrangements to which LifeMinders or any of its Subsidiaries is a party or is bound which limits or restrains LifeMinders or any LifeMinders Subsidiary from engaging or competing in any business and which, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect on LifeMinders or LifeMinders' Subsidiaries.

     (c) LifeMinders has validly terminated the colocation contract described on
Section 3.21 of the LifeMinders Disclosure Schedule for cause and has no further liability under said contract.

     (d) LifeMinders has complied with and is in compliance with all of its contractual obligations to its stockholders relating to the registration of their shares of LifeMinders Common Stock, except where any such failure would not reasonably be expected to have a Material Adverse Effect on LifeMinders.

     (e) LifeMinders has provided to XMM true and complete copies of all material personal property leases which LifeMinders or any Subsidiary is a party that are outstanding on the date hereof and all agreements relating to the termination of any such lease or sublease.

     Section 3.22. Minute Books.

     The minute books of LifeMinders made available to XMM contain, in all material respects, a complete record of all meetings of directors and stockholders or actions by written consent since the time of incorporation of LifeMinders through the date of this Agreement.

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     Section 3.23. Related Party Transactions.

     No LifeMinders 5% Stockholder (as defined below) or employee, officer or director of LifeMinders or member of his or her immediate family is indebted to LifeMinders, nor is LifeMinders indebted (or committed to make loans or extend or guarantee credit) to any of them. To LifeMinders' knowledge, no LifeMinders 5% Stockholder, or employee, officer or director of LifeMinders, or any member of the immediate family of any officer or director of LifeMinders is directly or indirectly interested in any material contract with LifeMinders. For purposes hereof, a LifeMinders 5% Stockholder shall be a stockholder who beneficially owns (as defined in Rule 13d-3 under the Exchange Act) 5% or more of the issued and outstanding shares of LifeMinders Common Stock.

     Section 3.24. Real Property.

     (a) Neither LifeMinders nor its Subsidiaries owns any Real Property (as defined below). Section 3.24 of the LifeMinders Disclosure Schedule contains a detailed list of all Real Property leased and/or subleased by LifeMinders and/or its Subsidiaries showing location, rental cost, landlord and address thereof, sublessor and address thereof (if applicable) and sublessee and address thereof (if applicable). LifeMinders has provided to XMM true and complete copies of all leases and subleases disclosed in Section 3.24 of the LifeMinders Disclosure Schedule and all agreements relating to the termination of any such lease or sublease.

     (b) Neither LifeMinders nor its Subsidiaries is in default under and has not breached, and no event has occurred or is continuing which with notice or the passage of time, or both, would constitute a default by LifeMinders or its Subsidiaries under, any of the leases or subleases set forth on Section 3.24 of the LifeMinders Disclosure Schedule.

     (c) For purposes hereof, "Real Property" shall mean any real estate, land, building, condominium, town house, structure or other real property of any nature, all shares of stock or other ownership interests in cooperative or condominium associations or other forms of ownership interest through which interests in real estate may be held, and all appurtenant and ancillary rights thereto, including, but not limited to, easements, water rights, sewer rights and utility rights.

     Section 3.25. Tax Treatment.

     LifeMinders presently intends, immediately prior to the Merger, to operate at least one significant historic line of business, or own at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF XMM

     Except as (i) expressly disclosed in the XMM SEC Reports (including all exhibits referred to therein) (provided however the XMM SEC Reports shall not qualify the representations and warranties contained in Sections 4.1, 4.3, 4.5, 4.7, 4.8, 4.11 and 4.17(h)) or (ii) set forth in the disclosure schedule delivered by XMM to LifeMinders with the Original Merger Agreement, as amended on the date hereof by Attachment B hereto (the "XMM Disclosure Schedule" and together with the LifeMinders Disclosure Schedule, the "Disclosure Schedules") (each section of which qualifies the correspondingly numbered representation and warranty as specified therein), XMM hereby represents and warrants to LifeMinders as follows:

     Section 4.1. Organization and Qualification; Subsidiaries.

     Each of XMM and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of XMM and its Subsidiaries has the requisite corporate power and authority and any necessary governmental authority, franchise, license, certificate or permit to own, operate or lease its properties and carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each

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jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failure which, when taken together with all other such failures, would not reasonably be expected to have a Material Adverse Effect on XMM or its Subsidiaries.

     Section 4.2. Certificate of Incorporation and Bylaws.

     XMM has heretofore furnished, or otherwise made available, to LifeMinders a complete and correct copy of the Certificate of Incorporation and the Bylaws, each as amended to the date hereof, of XMM and each of its Subsidiaries. Such Certificates of Incorporation and Bylaws are all in full force and effect. Neither XMM nor any of its Subsidiaries is in violation of any of the provisions of its respective Certificate of Incorporation or, in any material respect, its Bylaws.

     Section 4.3. Capitalization.

     (a) The authorized capital stock of XMM consists of (i) 10,000,000 shares of preferred stock, par value $.001 per share (the "XMM Preferred Stock"), of which, as of July 16, 2001, (A) 50,625 shares, designated as Series A Convertible Preferred Stock, were issued and outstanding, (B) no shares were held in the treasury of XMM, and (C) no shares were reserved for issuance in connection with XMM Equity Rights (as defined in Section 4.3(b)); and (ii) 100,000,000 shares of XMM Common Stock, of which, as of July 16, 2001, (A) 36,126,008 shares were issued and outstanding, (B) 600,000 shares were held in the treasury of XMM, (C) 8,500,000 shares were reserved for issuance in connection with the exercise of options granted and available for grant under the stock option plans described in Section 4.3 of the XMM Disclosure Schedule (collectively, the "XMM Option Plans") and of the other XMM Equity Rights (as defined in Section 4.3(b) hereof), (D) 12,263,041 shares were reserved for issuance upon exercise of warrants described in XMM Supplemental Disclosure
Schedule 4.3(a) (other than warrants to purchase 375,000 shares of Common Stock issued to The Shaar Fund Ltd. (the "Shaar Warrants"), (E) 20,250,000 were reserved for issuance upon conversion of the issued and outstanding shares of Series A Convertible Preferred Stock (the "Series A Shares"), (F) 2,227,500 were reserved for issuance upon exercise of the Shaar Warrants, and (G) 640,670 were reserved for issuance to The Shaar Fund Ltd. in payment of accrued and unpaid dividends on the Series A Shares through July 1, 2001. XMM is required to reserve shares of Common Stock for issuance upon conversion of the Series A Shares and exercise of the Shaar Warrants based on an assumed $0.25 conversion price of the Series A Shares and exercise price of the Warrants, notwithstanding the actual conversion price and exercise price at any given time. True and complete copies of all XMM Option Plans (including the form of stock option grants thereunder) have been delivered to LifeMinders. All necessary stockholder approvals for the XMM Option Plans have been obtained. The XMM Supplemental Disclosure Schedule 4.3(a) contains a true and complete list of all outstanding options and other XMM Equity Rights as of July 16, 2001, which list includes the name of the option or XMM Equity Right holder, the date of issuance, exercise price, number of shares issuable upon exercise thereof, vesting terms, the plan under which such option or XMM Equity Right was issued or granted (if applicable), whether an option is intended to qualify as an incentive stock option, and the expiration date. The consummation of the transactions contemplated hereby will not result in, or otherwise require, any changes, alterations or modifications to the terms of any XMM Equity Rights.

     (b) All shares of XMM Common Stock and Preferred Stock which are outstanding as of the date hereof are duly authorized and validly issued, and are fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive rights. The offer and sale by XMM of all of the shares of capital stock were conducted in compliance with all federal and applicable state securities laws. Neither XMM or its Subsidiaries is a party to any voting trusts or other arrangements or agreements in favor of any Person with respect to the voting of XMM's capital stock. To XMM's knowledge, except for the voting agreements referred to in Section 6.13 herein, there are no voting trusts or other arrangements or agreements in favor of any Person with respect to the voting of XMM's capital stock. Other than this Agreement, the options granted pursuant to the XMM Option Plans, and the XMM Equity Rights described in the XMM Supplemental Disclosure Schedule 4.3(a), there are no outstanding rights with respect to the capital stock of XMM or any XMM Subsidiary including, without limitation, any stock appreciation, "phantom" stock, stock bonus, stock purchase or equity compensation plan. For purposes of

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this Agreement, "XMM Equity Rights" shall mean subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) to purchase or otherwise acquire any shares of the capital stock of XMM or any XMM Equity Rights from XMM or any of XMM's Subsidiaries at any time, or upon the happening of any stated event.

     (c) There are no outstanding obligations of XMM or any of XMM's Subsidiaries to repurchase, redeem or otherwise acquire (i) any shares of capital stock of XMM or of any XMM Subsidiary or (ii) any XMM Equity Rights.

     (d) All of the outstanding capital stock of each of XMM's Subsidiaries is owned directly or indirectly by XMM and is duly authorized, validly issued, fully paid and nonassessable. All of the outstanding capital stock of each of XMM's Subsidiaries owned directly or indirectly by XMM is owned free and clear of any Liens. There are no outstanding XMM Subsidiary Equity Rights and there are no outstanding obligations of XMM or any of XMM's Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of any of XMM's Subsidiaries or any XMM Subsidiary Equity Rights. For purposes of this Agreement, "XMM Subsidiary Equity Rights" shall mean subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) to purchase or otherwise acquire any shares of the capital stock of any XMM Subsidiary at any time, or upon the happening of any stated event.

     (e) XMM has entered into a binding agreement, a true and complete copy of which is included as Exhibit 4.3(e) (the "Series A Agreement") with The Shaar Fund Ltd. (the "Series A Holder"), the holder of all outstanding Series A Shares, and the Series A Holder has agreed that (i) this Agreement shall be deemed to be "the Merger Agreement in effect on the date hereof" referred to in the Series A Agreement and (ii) the changes to the Original Merger Agreement reflected herein are accepted by such holder and shall have no effect on the rights and obligations of the parties under the Series A Agreement.

     (f) The XMM Common Stock is listed on the AMEX under the symbol "XMM" and XMM has not received any notice regarding, and to its knowledge there is no threat of, the termination or discontinuance of the eligibility of the XMM Common Stock for such listing.

     Section 4.4. Authority Relative to this Agreement.

     XMM has the necessary corporate power and authority to enter into this Agreement and, subject to (i) adoption of this Agreement, and (ii) approval of an amendment to XMM's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of XMM Common Stock by 50,000,000 shares ("Certificate Amendment") by XMM's stockholders in accordance with the DGCL, the rules of the American Stock Exchange ("AMEX") or applicable provisions of XMM's Certificate of Incorporation and Bylaws (the "XMM Stockholder Approval"), to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by XMM, and the consummation by XMM of the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of XMM, subject to obtaining the XMM Stockholder Approval. This Agreement has been duly executed and delivered by XMM and, assuming (a) the due authorization, execution and delivery thereof by LifeMinders, and (b) the obtaining of the XMM Stockholder Approval, constitutes a legal, valid and binding obligation of XMM, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

     Section 4.5. No Conflict; Required Filings and Consents.

     (a) Except as described in subsection (b) below, the execution and delivery of this Agreement by XMM do not, and the performance of this Agreement by XMM will not, (i) violate or conflict with the Certificate of Incorporation or Bylaws of XMM, (ii) conflict with or violate any law, regulation, court order, judgment or decree applicable to XMM or any of its Subsidiaries or by which any of their respective property or assets (including investments) is bound or affected, (iii) violate or conflict with the Certificate of Incorporation or Bylaws of any of XMM's Subsidiaries, or (iv) result in any breach of or

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constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a Lien on any of the properties or assets (including investments) of XMM or any of its Subsidiaries pursuant to, result in the loss of any benefit under, or result in any modification or alteration of, or require the consent of any other party to, any contract, instrument, permit, license or franchise to which XMM or any of its Subsidiaries is a party or by which XMM, any of such Subsidiaries or any of their respective property or assets (including investments) is bound or affected, except, in the case of clauses (ii), (iii) and (iv) above, for conflicts, violations, breaches, defaults, results or consents which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on XMM.

     (b) Except for obtaining the XMM Stockholder Approval and applicable requirements, if any, of the AMEX, the Exchange Act, the filing and recordation of the Certificate Amendment and appropriate merger or other documents as required by the DGCL and any filings required pursuant to any state securities or "blue sky" laws or the rules of the AMEX, (i) neither XMM nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement and (ii) no waiver, consent, approval or authorization of any Governmental Entity is required to be obtained by XMM or any of its Subsidiaries in connection with XMM's execution, delivery or performance of this Agreement.

     Section 4.6. SEC Filings; Financial Statements.

     (a) XMM has timely filed all forms, reports and documents required to be filed with the SEC since January 1, 1998, and has heretofore delivered or made available to LifeMinders, in the form filed with the SEC, together with any amendments thereto, its (i) Annual Reports on Form 10-K/SB for the fiscal years ended December 31, 1998, 1999 and 2000, (ii) proxy statements relating to each of XMM's meetings of stockholders (whether annual or special) held since January 1, 1998, (iii) Quarterly Reports on Form 10-Q/SB for the fiscal quarters ended March 31, 2001 and June 30, 2001, and (iv) other reports or registration statements filed by XMM with the SEC since January 1, 1998, (collectively, the "XMM SEC Reports"). The XMM SEC Reports were prepared in accordance with the requirements of the 1933 Act and the Exchange Act, as the case may be, and the rules and regulations promulgated under each of such respective acts. The XMM SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not, at the time they were filed (or, if amended or superseded by filing prior to the date hereof, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) All financial statements, including all related notes and schedules, contained in each of the XMM SEC Reports (or incorporated by reference therein) fairly present the consolidated financial position and Stockholders' Equity of XMM and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of XMM and its Subsidiaries for the periods indicated therein in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for changes in accounting principles disclosed in the notes thereto) and subject, in the case of interim financial statements, to normal year-end adjustments.

     Section 4.7. Absence of Certain Changes or Events.

     Since December 31, 2000, and except as expressly permitted by this Agreement, XMM and its Subsidiaries have not incurred any liability required by GAAP to be disclosed on a consolidated balance sheet of XMM and its Subsidiaries or the footnotes thereto except in the ordinary course of their businesses consistent with their past practices, and there has not been any change, or any event involving a prospective change, in the business, assets, liabilities, financial condition or results of operations of XMM or any of its Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on XMM, and XMM and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

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     Section 4.8. Litigation.

     Section 4.8 of the XMM Disclosure Schedule sets forth a list of all claims, actions, suits, proceedings or investigations pending or, to XMM's knowledge, threatened against XMM or any of its Subsidiaries, or any properties or rights of XMM or any of its Subsidiaries, by or before any Governmental Entity. Section
4.8 of the XMM Disclosure Schedule also sets forth a list of all orders or decrees (of any Governmental Entity) to which XMM or any of its Subsidiaries or predecessor entities is subject. There are no claims, actions, suits, proceedings or investigations pending or, to XMM's knowledge, threatened against XMM or any of its Subsidiaries, or any properties or rights of XMM or any of its Subsidiaries, by or before any Governmental Entity except for those that are not individually or in the aggregate, reasonably likely to have a Material Adverse Effect on XMM or prevent or materially delay the ability of XMM to consummate the Merger.

     Section 4.9. Permits; No Violation of Law.

     The businesses of XMM and its Subsidiaries are not being conducted in violation of any Legal Requirements or in violation of any Permits, except for violations none of which, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect on XMM. No investigation or review by any Governmental Entity (including any stock exchange or other self-regulatory body) with respect to XMM or its Subsidiaries in relation to any alleged violation of law or regulation is pending or, to XMM's knowledge, threatened, nor has any Governmental Entity (including any stock exchange or other self-regulatory body) indicated an intention to conduct the same, except for such investigations which, if they resulted in adverse findings, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on XMM. Neither XMM nor any of its Subsidiaries is subject to any cease and desist or other order, judgment, injunction or decree issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of, any Governmental Entity that materially restricts the conduct of its business or which may reasonably be expected to have a Material Adverse Effect on XMM, nor has XMM or any of its Subsidiaries been advised that any Governmental Entity is considering issuing or requesting any of the foregoing.

     Section 4.10. Joint Proxy Statement.

     None of the information supplied or to be supplied by or on behalf of XMM or its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of XMM or its Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement will, on the dates mailed to stockholders and at the times of the LifeMinders stockholders' meeting and the XMM stockholders' meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Registration Statement and the Joint Proxy Statement (except for information relating solely to LifeMinders or its Subsidiaries) will comply as to form in all material respects with the provisions of the 1933 Act and the Exchange Act and the rules and regulations promulgated thereunder.

     Section 4.11. Employee Matters; ERISA.

     (a) Except where the failure to be true would not, individually or in the aggregate, have a Material Adverse Effect on XMM, (i) each XMM Plan has been operated and administered in accordance with applicable law, including but not limited to ERISA and the Code, (ii) each XMM Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified, (iii) except as required by COBRA, no XMM Plan provides death or medical benefits (whether or not insured), with respect to current or former employees of XMM or of any trade or business, whether or not incorporated, which

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together with XMM would be deemed a "single employer" within the meaning of
Section 4001 of ERISA (a "XMM ERISA Affiliate"), beyond their retirement or other termination of service, (iv) no liability under Title IV of ERISA has been incurred by XMM or any XMM ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to XMM or any XMM ERISA Affiliate of incurring any such liability (other than PBGC premiums), (v) all contributions or other amounts due from XMM or any XMM ERISA Affiliate with respect to each XMM Plan have been paid in full, (vi) neither XMM nor any XMM ERISA Affiliate has engaged in a transaction in connection with which XMM or any of its Subsidiaries could reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (vii) to the best knowledge of XMM there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any XMM Plan or any trusts related thereto and (viii) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of XMM or any of its Subsidiaries under any XMM Plan or otherwise, (B) materially increase any benefits otherwise payable under any XMM Plan or (C) result in any acceleration of the time of payment or vesting of any such benefits.

     (b) For purposes of this Agreement, "XMM Plan" shall mean each deferred compensation, bonus or other incentive compensation, stock purchase, stock option or other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance or other "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by XMM or by any XMM ERISA Affiliate or to which XMM or any XMM ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of XMM or any XMM ERISA Affiliate. Each XMM Plan (other than employment, termination and severance agreements) is listed on Section 4.11(b) of the XMM Disclosure Schedule.

     (c) Neither XMM nor any XMM ERISA Affiliate has ever sponsored, maintained, contributed to or had an obligation to contribute to any "pension plan" as described in Section 3(2) of ERISA.

     Section 4.12. Labor Matters.

     Neither XMM nor any of its Subsidiaries is the subject of any proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the actual knowledge of its executive officers, threatened in writing, nor has there been for the past five years, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving it or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on XMM.

     Section 4.13. Environmental Matters.

     Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on XMM: (i) each of XMM and its Subsidiaries has complied with all applicable Environmental Laws (as defined below); (ii) the properties currently owned or operated by it or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances (as defined below); (iii) the properties formerly owned or operated by it or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by it or any of its Subsidiaries; (iv) neither it nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither it nor any Subsidiary has been associated with any release or threat of release of any Hazardous Substance; (vi) neither it nor any Subsidiary has received any notice, demand, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (vii) neither it nor any of its Subsidiaries is subject to any orders, decrees, injunctions

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or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) there are not circumstances or conditions involving it or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any of its properties pursuant to any Environmental Law.

     Section 4.14. Board Action; Vote Required.

     (a) The Board of Directors of XMM has, at a meeting of such Board duly held on August 15, 2001, (i) approved and adopted this Agreement and the Merger, (ii) determined that this Agreement and the transactions contemplated hereby are in the best interests of XMM and its stockholders and (iii) resolved to recommend the adoption of this Agreement to XMM's stockholders.

     (b) The adoption of the Merger Agreement and the approval of the Certificate Amendment by the holders of a majority of the shares of XMM Common Stock outstanding and entitled to vote thereon are the only votes of the holders of any class or series of the capital stock of XMM required to approve this Agreement, the Merger, the Certificate Amendment and the other transactions contemplated hereby.

     Section 4.15. Opinions of Financial Advisors.

     XMM has received the opinion of Robertson Stephens, Inc. ("Robertson Stephens") dated August 15, 2001 to the effect that, as of such date, the Merger Consideration (as the same may be adjusted in accordance with Section 2.10 hereof) are fair from a financial point of view to XMM.

     Section 4.16. Brokers.

     Except for Robertson Stephens, the arrangements with which have been disclosed to LifeMinders in Section 4.16 of the XMM Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's, investment banking or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of XMM or any of its Subsidiaries.

     Section 4.17. Tax Matters.

     (a) All federal, state, local and foreign Tax Returns (as defined herein) required to have been filed by XMM or its Subsidiaries have been filed with the appropriate Governmental Entities by the due date thereof including extensions.
Schedule 4.17(a) lists all federal, state, local, and foreign income Tax Returns filed with respect to each of XMM and its Subsidiaries for taxable periods ended on or after December 31, 1996. Schedule 4.17(a) indicates those Tax Returns that have been audited or that are currently the subject of an audit, to the extent that XMM or any of its Subsidiaries have been notified of any such audit or audits. Correct and complete copies of all federal, state, local, and foreign income Tax Returns, material examination reports, and statements of deficiencies assessed against, or agreed to by XMM or any of its Subsidiaries filed or issued since December 31, 1996 have been provided to LifeMinders. Neither XMM nor any of its Subsidiaries have (i) waived any statute of limitations in respect of any Tax, which has continuing effect, or (ii) agreed to any extension of time with respect to a Tax assessment or deficiency, which has not expired.

     (b) The Tax Returns referred to in subpart (a) of this Section 4.17 correctly and completely reflect all Tax liabilities and tax attributes of XMM and its Subsidiaries required to be shown thereon;

     (c) All Taxes (as defined herein) owed with respect to those Tax Returns referred to in subpart (a) of this Section 4.17 have been fully paid or adequately reflected as a liability on XMM's or its Subsidiaries' financial statements included in the XMM SEC Reports;

     (d) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, XMM and its Subsidiaries have made due and sufficient accruals for such Taxes in their respective books and records and financial statements;

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     (e) Neither XMM nor any of its Subsidiaries or other affiliates has taken any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; and neither XMM nor any of its Subsidiaries has any knowledge of any existing circumstances that would cause the Merger to fail to so qualify, or any present plan or intention to take any action after the Merger that would cause the Merger to fail to so qualify;

     (f) No deficiencies for any Taxes have been proposed, asserted or assessed against XMM or any of its Subsidiaries that are not adequately reserved for under GAAP, except for deficiencies that individually or in the aggregate would not have a Material Adverse Effect on XMM;

     (g) There are no Liens for Taxes upon any assets of XMM or any of its Subsidiaries apart from Liens for Taxes not yet due and payable;

     (h) Neither XMM nor any of its Subsidiaries (i) have made, are obligated to make, or are a party to any agreement that under any circumstances obligates it to make any payments in connection with the Merger, the deduction of which will be disallowed under Section 280G of the Code, or (ii) are subject to any contractual obligation to make any payments in the nature of compensation, which would be triggered by either (x) the consummation of the Merger or (y) termination of employment as a result of the Merger;

     (i) Neither XMM nor any of its Subsidiaries are a party to a Tax allocation or Tax sharing agreement. Neither XMM nor any of its Subsidiaries (i) have been a member of an Affiliated Group (as such term is defined in Section 1504 of the Code) filing a federal income Tax Return (other than a group the common parent of which was XMM) or (ii) have any Obligation for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision or state, local, or foreign law), as a transferee or successor, by contract, or otherwise; and

     (j) Neither XMM nor any of its Subsidiaries have been the "distributing corporation" (within the meaning of Section 355(a)(1) of the Code) nor the "controlled corporation" (within the meaning of Section 355(a)(1) of the Code) within the two-year period ending as of the date of this Agreement.

     Section 4.18. Intellectual Property.

     (a) As used in this Agreement, "XMM Intellectual Property" means all of the following which are necessary to conduct the business of XMM and its Subsidiaries as conducted as of the date hereof: (i) trademarks, trade dress, service marks, copyrights, logos, trade names, corporate or entity names and all registrations and applications to register the same; (ii) patents and pending patent applications; (iii) Computer Software; (iv) all proprietary rights, inventions, know-how and trade secrets; and (v) all material licenses and agreements to which XMM or any of its Subsidiaries is a party which relate to any of the foregoing.

     (b) XMM or its Subsidiaries owns or has the right to use, sell or license all XMM Intellectual Property, free and clear of all Liens and all registrations of XMM Intellectual Property are valid and enforceable and have been duly maintained, except, in each case, as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on XMM.

     (c) To the knowledge of XMM, the conduct of XMM's and its Subsidiaries' businesses and the use of the XMM Intellectual Property does not infringe upon, conflict with or violate any intellectual property rights or any other proprietary right or privacy rights of any Person, and neither XMM nor any of its Subsidiaries has received any communication alleging that XMM's or its Subsidiaries' use of any of the XMM Intellectual Property infringes upon, violates, or is otherwise in conflict with any intellectual property rights or other proprietary right or privacy rights of any third party, or that any of the XMM Intellectual Property is invalid or unenforceable that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on XMM.

     (d) Each of XMM and its Subsidiaries has used reasonable commercial efforts to maintain the confidentiality of its trade secrets and other XMM Intellectual Property of a confidential and proprietary nature.

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     Section 4.19. Insurance.

     Each of XMM and each of its Subsidiaries is, and has been continuously since January 1, 1989 (or such later date as such Subsidiary was organized or acquired by XMM), insured with financially responsible insurers in such amounts and against such risks and losses as are customary for companies conducting the business as conducted by XMM and its Subsidiaries during such time period. Since January 1, 1997, neither XMM nor any of its Subsidiaries has received notice of cancellation or termination with respect to any insurance policy of XMM or its Subsidiaries and permitted a lapse in coverage to occur. The insurance policies of XMM and its Subsidiaries are valid and enforceable policies.

     Section 4.20. Ownership of Securities.

     As of the date hereof, neither XMM nor, to XMM's knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of LifeMinders.

     Section 4.21. Certain Contracts.

     (a) All contracts described in Item 601(b)(10) of Regulation S-B to which XMM or its Subsidiaries is a party or may be bound (collectively, the "XMM Contracts") have been filed as exhibits to, or incorporated by reference in, XMM's Annual Report on Form 10-K/SB for the year ended December 31, 2000, as amended through the date hereof. All XMM Contracts are valid and in full force and effect on the date hereof except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually and in the aggregate would not reasonably be expected to have a Material Adverse Effect on XMM. Neither XMM nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any XMM Contract, except in each case for those XMM Contracts which, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on XMM or XMM's Subsidiaries.

     (b) Set forth in Section 4.21(b) of the XMM Disclosure Schedule is a list of the contracts, agreements or arrangements to which XMM or any of its Subsidiaries is a party or is bound which limits or restrains XMM or any XMM Subsidiary from engaging or competing in any business and which, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect on XMM or XMM's Subsidiaries.

     (c) XMM has complied with and is in compliance with all of its contractual obligations to its stockholders relating to the registration of their shares of XMM Common Stock, except where any such failure would not reasonably be expected to have a Material Adverse Effect on XMM.

     Section 4.22. Minute Books.

     The minute books of XMM made available to LifeMinders contain, in all material respects, a complete record of all meetings of directors and stockholders or actions by written consent since the time of incorporation of XMM through the date of this Agreement.

     Section 4.23. Related Party Transactions.

     No XMM 5% Stockholder (as defined below) or employee, officer or director of XMM or member of his or her immediate family is indebted to XMM, nor is XMM indebted (or committed to make loans or extend or guarantee credit) to any of them. To XMM's knowledge, no XMM 5% Stockholder, or employee, officer or director of XMM, or any member of the immediate family of any officer or director of XMM is directly or indirectly interested in any material contract with XMM. For purposes hereof, a XMM 5% Stockholder shall be a stockholder who beneficially owns (as defined in Rule 13d-3 under the Exchange Act) 5% or more of the issued and outstanding shares of XMM Common Stock.

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     Section 4.24. Tax Treatment.

     (a) Except as otherwise provided on Section 4.24 of the XMM Disclosure Schedule, neither XMM nor any person under its control (a "XMM Party") has a present plan or intention to sell or dispose of any of the assets or properties of LifeMinders or its Subsidiaries acquired in the Merger except for dispositions in the ordinary course of business or transfers permitted by
Section 368(a)(2)(C) or Treasury Regulation Section 1.368-2(k)(1).

     (b) XMM presently intends to continue a historic business of LifeMinders or use a significant portion of LifeMinders' historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

     (c) XMM presently does not have a plan or intention to reacquire any of the XMM Common Stock issued in the Merger other than acquisitions (a) in connection with a repurchase program meeting the requirements of Revenue Ruling 99-58, 1992-2 C.B. 701 or (b) in connection with the termination of employment in the ordinary course of business, and no person related to XMM within the meaning of Treasury Regulation Section 1.368-1(e)(3), and no person acting as an intermediary for XMM or such a related person, has a plan or intention to acquire any of the XMM Common Stock issued in the Merger.

                                   ARTICLE V

                    CONDUCT OF BUSINESSES PENDING THE MERGER

     Section 5.1. Conduct of Business of LifeMinders and XMM Pending the Merger.

     Except as otherwise expressly contemplated hereby: (x) each of LifeMinders and XMM covenants and agrees that between the date hereof and the Effective Time, unless the other shall otherwise consent in writing, and, the business of such Party and its Subsidiaries shall be conducted only in, and such entities shall not take any action except in, the ordinary course of business and in a manner consistent with the business plans disclosed to the other Party; (y) each of LifeMinders and XMM and their respective Subsidiaries will use their best efforts to preserve substantially intact their existing businesses and business organizations, to keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted and to preserve their present relationships with significant customers and suppliers and with other persons with whom they have significant business relations; and (z) each of LifeMinders and XMM agrees on behalf of itself and its Subsidiaries that they will not, between the date hereof and the Effective Time, directly or indirectly, do any of the following without the prior written consent of the other:

     (a) amend its Certificate of Incorporation or Bylaws; provided however the foregoing limitation shall not preclude XMM from amending its Amended and Restated Certificate of Incorporation solely to increase the number of shares of XMM Common Stock it is authorized to issue from 100,000,000 to 150,000,000;

     (b) enter into any contract which commits it to take any action or omit to take any action which would be inconsistent with any of the provisions of this Agreement; including, but not limited to, with respect to XMM, any amendment or agreement to amend the terms of the Series A Agreement;

     (c) take any action which it believes when taken could reasonably be expected to adversely affect or delay in any material respect the ability of any of the Parties to obtain any approval of any Governmental Entity required to consummate the transactions contemplated hereby;

     (d) other than pursuant to this Agreement, take any action to cause the shares of their respective Common Stock to cease to be quoted on any of the stock exchanges on which such shares are now quoted;

     (e) take any action which would cause its representations and warranties contained herein to become inaccurate in any material respect;

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     (f) take any action or fail to take any action which would prevent the
Merger from qualifying as a tax-free reorganization under Section 368 of the Code;

     (g) participate in any sale of all or substantially all of its assets, or any merger, consolidation, division or reorganization (other than the Merger and except as permitted in Sections 5.3 and 6.2 as to LifeMinders and Section 5.1(i) as to XMM);

     (h) make a material change in the nature of its business;

     (i) acquire the business or any bulk assets of any Person; provided however, the foregoing limitation shall not preclude XMM from acquiring the business or any bulk assets of any Person for an amount not to exceed $1,000,000, individually or in the aggregate;

     (j) completely or partially liquidate or dissolve;

     (k) issue, sell, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of its capital stock or any shares of capital stock or other securities of any of its Subsidiaries; provided however, that the foregoing limitation shall not preclude either XMM or LifeMinders from issuing shares of capital stock pursuant to XMM Equity Rights or LifeMinders Equity Rights, respectively, outstanding on the date hereof; provided further, that subject to LifeMinders' consent, which consent shall not be unreasonably withheld, delayed or conditioned, XMM may issue and sell up to 1,000,000 shares of its unregistered common stock at a per share price which is not less than 75% of the closing price for a share of XMM Common Stock on the AMEX on the Business Day immediately prior to the date on which XMM requests LifeMinders' consent;

     (l) change in any material respect its accounting policies, methods or procedures (including, but not limited to, policies and procedures with respect to reserves and revenue recognition) except as required by a change in GAAP effective after the date hereof;

     (m) even in the ordinary course of business consistent with past practice, declare, pay or set aside for payment any dividend or other distribution;

     (n) acquire any shares of its capital stock or any other its securities except XMM may purchase shares pursuant to the Series A Agreement;

     (o) incur any material indebtedness; provided however, that the foregoing limitation shall not preclude XMM from incurring, in addition to the indebtedness outstanding on the date hereof, additional indebtedness of up to $2,000,000 outstanding at any time; or

     (p) materially increase the compensation or benefits paid to its executive officers.

     LifeMinders and XMM agree that any written approval obtained under this
Section 5.1 may be relied upon by the other Party if signed by the Chief Executive Officer or any other executive officer of the Party providing such written approval.

     Section 5.2. Additional Obligations of LifeMinders Pending the Merger.

     In addition to Section 5.1, except as otherwise expressly contemplated by this Agreement, LifeMinders agrees on behalf of itself and its Subsidiaries that between the date hereof and the Effective Time, it shall:

     (a) notify XMM within two (2) Business Days if any advertiser terminates an agreement pursuant to which LifeMinders would receive revenue in excess of $50,000 beyond October 1, 2001, or any content partner terminates any content agreement if such agreement provides for commitments beyond October 1, 2001;

     (b) not enter into any new advertising agreement or content agreement pursuant to which LifeMinders would receive revenue in excess of $50,000 or the term of which extends beyond October 1, 2001 and is not terminable by LifeMinders on thirty (30) calendar days' (or less) notice, without XMM's

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prior approval; but in no event will LifeMinders enter any agreement with advertisers offering magazines, telecom products or membership clubs;

     (c) cooperate with XMM to develop and execute XMM's test marketing programs;

     (d) not make or incur any capital or other expenditures in excess of $25,000 individually, or $75,000 in the aggregate, without XMM's prior approval;

     (e) not enter into or assume any new contractual obligations that would require LifeMinders to pay more than $25,000 individually, or $75,000 in the aggregate, or the terms of which extend beyond October 1, 2001 and are not terminable on thirty (30) calendar days' (or less) notice (excluding any and all agreements for legal or financial advice);

     (f) except for sales of assets identified as excess assets on Exhibit 5.2(f) hereto, which may be sold without XMM's consent for a price at least equal to the liquidation value thereof as set forth on such Exhibit, not sell any assets with a market value in excess of $25,000 individually, or $75,000 in the aggregate, without XMM's prior approval; all sale proceeds, whether or not such sales require XMM's consent, shall be deposited into a segregated bank account;

     (g) not hire any new employees without XMM's prior approval;

     (h) notify XMM within one (1) Business Day if, prior to August 31, 2001, any LifeMinders employee voluntarily terminates;

     (i) notify XMM at least two (2) Business Days prior to terminating any employee;

     (j) notify XMM at least ten (10) calendar days prior to renewing any material software license;

     (k) not make any material changes to the database structure without XMM's prior approval;

     (l) materially increase the compensation or benefits paid to its executive officers or employees;

     (m) notify XMM as least ten (10) Business Days prior to making any new product offerings;

     (n) not create, grant or issue any contracts, options, warrants or other rights with respect to, any of its shares of capital stock or any shares of the capital stock of any of its Subsidiaries or any other of its securities or any other securities of its Subsidiaries, or create, grant or issue any stock appreciation rights, phantom shares, cash performance units or other similar rights;

     (o) get prior approval from XMM before taking the following actions:

     (i) borrow or lend funds;

     (ii) adopt a new Benefits Plan or materially amend a LifeMinders Plan;

     (iii) create or assume any Lien upon any its businesses or assets; or

     (iv) assume, guarantee or otherwise become liable for any debt, liability, or obligation whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed or contingent, of any Person; and

     (p) not make any commitment inconsistent with this Section 5.2.

     Notwithstanding anything else in this Agreement to the contrary, LifeMinders may deliver any email newsletter within the categories set forth on
Section 5.2 of the LifeMinders Disclosure Schedule, and may increase the compensation or benefits paid to any employee or consultant by no more than $5,000, without the prior approval of XMM.

     XMM shall notify LifeMinders in writing of its decision within two (2) Business Days after receiving a written request from LifeMinders pursuant to any provision of this Section 5.2. LifeMinders and XMM agree that any written approval obtained under this Section 5.2 may be relied upon by LifeMinders if signed by the Chief Executive Officer or any other executive officer of XMM.

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     Section 5.3. No Solicitation.

     (a) From and after the date hereof until the earlier of the Effective Time or termination of this Agreement, LifeMinders shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountants or other representatives retained by it or any of its Subsidiaries to, directly or indirectly through another Person: (i) solicit, initiate, encourage or induce the making, submission or announcement of any Alternative Transaction; (ii) furnish any non-public information to any Person in connection with, or participate in any negotiations with respect to, or knowingly take any other action designed to facilitate, any Alternative Transaction (as hereinafter defined); or (iii) participate in any discussions regarding any Alternative Transaction; provided, however, that if, at any time prior to adoption of this Agreement by the holders of LifeMinders Common Stock, the Board of Directors of LifeMinders determines in good faith, after receipt of advice from outside counsel, that the failure to provide such information or participate in such negotiations or discussions would likely be inconsistent with LifeMinders' Board of Directors' fiduciary duties to LifeMinders' stockholders under applicable law, LifeMinders may, in response to a proposal that has been determined by LifeMinders' Board of Directors to be a LifeMinders Superior Proposal (as defined in Section 6.2(c) herein), that was not solicited by it and that did not otherwise result from a breach of this Section 5.3(a), and subject to LifeMinders giving XMM at least two Business Days written notice of its intention to do so, (x) furnish information with respect to LifeMinders and its Subsidiaries to any person pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement dated June 7, 2001 by and between XXM and LifeMinders (the "Confidentiality Agreement"), provided that a copy of all such information is delivered simultaneously to XMM, and (y) participate in negotiations regarding such proposal. LifeMinders shall promptly notify XMM orally and in writing of any request for information or of any proposal in connection with an Alternative Transaction, the material terms and conditions of such request or proposal (including a copy thereof, if in writing, and any related correspondence) and the identity of the Person making such request or proposal. LifeMinders will keep XMM reasonably informed of the status and details (including amendments or proposed amendments) of such request or proposal on a current basis. LifeMinders shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Persons conducted heretofore by LifeMinders or its representatives with respect to the foregoing. Nothing contained in this Section 5.3(a) or in Section 6.2 shall prohibit LifeMinders (i) from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or (ii) from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of LifeMinders, after receipt of advice from outside counsel, failure to disclose would likely be inconsistent with LifeMinders' Board of Directors' fiduciary duties to LifeMinders' stockholders under applicable law.

     (b) For purposes of this Agreement, "Alternative Transaction" means, whether in the form of a proposal or intended proposal, a signed agreement or completed action, as the case may be, any of: (i) a transaction or series of transactions pursuant to which any Person (or group of Persons) other than XMM and its Subsidiaries (a "Third Party") acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange
Act) of more than 20% of the outstanding shares of LifeMinders Common Stock, whether pursuant to a tender offer or exchange offer or otherwise; (ii) any acquisition or proposed acquisition of, or business combination with, LifeMinders or any of its Subsidiaries by a merger or other business combination (including any so-called "merger-of-equals" and whether or not LifeMinders or any of its Subsidiaries is the entity surviving any such merger or business combination); (iii) any other transaction pursuant to which any Third Party acquires or would acquire, directly or indirectly, 20% or more of the assets (including for this purpose the outstanding equity securities of Subsidiaries of LifeMinders and any entity surviving any merger or business combination including any of them) of LifeMinders or any of its Subsidiaries; or (iv) the grant of any license to LifeMinders Intellectual Property, other than licenses in the ordinary course of business consistent with past practice.

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     Section 5.4. Subsequent Financial Statements.

     Prior to the Effective Time, each of LifeMinders and XMM (a) will consult with the other prior to making publicly available its financial results for any period and (b) will consult with the other prior to the filing of, and will timely file with the SEC, each Annual Report on Form 10-K or 10-K/SB, as applicable, or any amendments thereto, Quarterly Report on Form 10-Q or 10-QSB, as applicable, or any amendments thereto, and Current Report on Form 8-K, or any amendments thereto, required to be filed by such Party under the Exchange Act and the rules and regulations promulgated thereunder and will promptly deliver to the other copies of each such report filed with the SEC. As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The respective audited financial statements and unaudited interim financial statements of each of LifeMinders and XMM, as the case may be, included in such reports will fairly present the consolidated financial position of such Party and its Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended in accordance with GAAP applied on a consistent basis and, subject, in the case of unaudited interim financial statements, to normal year-end adjustments.

     Section 5.5. Directors' and Officers' Indemnification and Insurance.

     (a) For purposes of this Section 5.5, the term "Indemnified Parties" shall include each person who is or was a director or officer of LifeMinders or any Subsidiary of LifeMinders at any time before the Effective Time, and each person who serves or has in the past served at the request of LifeMinders or any Subsidiary of LifeMinders as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at any time before the Effective Time.

     (b) In addition to, and not in limitation of, any indemnification obligations XMM may have under Sections 145 and 259 of the Delaware General Corporation Law as a result of the Merger, for a period of three years after the Effective Time, XMM shall indemnify and hold harmless the Indemnified Parties, to the extent and in accordance with the provisions for indemnification and advancement of fees and expenses contained in the Certificate of Incorporation and Bylaws of LifeMinders as in effect of the date hereof, against and from any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (and whether arising before or after the Effective Time), to the extent arising out of any action or omission occurring at any time before the Effective Time and made in the capacity which qualifies him or her as an Indemnified Party hereunder.

     (c) In the event of the commencement or assertion of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to XMM, (ii) after the Effective Time, XMM shall pay or cause to be paid the reasonable fees and expenses of such counsel reasonably promptly after statements therefor are received and (iii) XMM shall cooperate in the defense of any such matter; provided, however, that XMM shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such three-year period, all rights to indemnification in respect of any such claim or claims (and the matters giving rise thereto) shall continue until the disposition of any and all such claims (and the matters giving rise thereto). The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless any Indemnified Party determines in good faith (after consultation with legal counsel) that there is, under applicable standards of professional conduct, a conflict between the positions of any two or more Indemnified Parties. In the event XMM or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent

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necessary to effectuate the purposes of this Section 5.5, proper provision shall be made so that the successors and assigns of XMM assume the obligations set forth in this Section 5.5, and none of the actions described in clause (i) or
(ii) shall be taken until such provision is made.

     (d) Without limiting any of the obligations of XMM set forth elsewhere in this Section 5.5, for a period of six years after the Effective Time, XMM shall maintain in effect, to the extent available, directors' and officers' liability insurance covering those Indemnified Parties who are currently covered by LifeMinders' directors' and officers' liability insurance policy on terms no less favorable to such Indemnified Parties as those applicable under the policy of directors' and officers' liability insurance currently maintained by LifeMinders.

     (e) Each Indemnified Party shall comply with the reasonable requests of XMM in defending or settling any action hereunder; provided, however, that no proposed settlement of any such action need be considered by any Indemnified Party unless (A) such settlement involves no finding or admission of any liability by any Indemnified Party and (B) the sole relief provided in connection with such settlement is monetary damages that are paid in full by or on behalf of XMM.

     (f) This Section 5.5 shall survive the consummation of the Merger, is intended to benefit LifeMinders and each Indemnified Party, shall be binding on all successors, and assigns of XMM, and shall be enforceable by the Indemnified Parties.

     Section 5.6. Hiring of Employees.

     XMM has offered employment to those LifeMinders employees whom it intends to employ as of the Closing Date. Notwithstanding any other provision of this Agreement to the contrary, the Parties acknowledge that employees and consultants of LifeMinders have been given termination letters, each with an effective date of August 31, 2001, and although LifeMinders has requested them to stay on beyond August 31, 2001, the inability of either Party to hire or retain any such employees or consultants beyond such date shall not be deemed to be a breach of any representation, warranty or agreement set forth herein, shall not constitute a Material Adverse Effect on either LifeMinders or XMM, or otherwise provide a right of termination hereunder.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     Section 6.1. Joint Proxy Statement and the Registration Statement.

     (a) As promptly as practicable after the execution of this Agreement, but in no event later than August 24, 2001, XMM and LifeMinders shall mutually prepare, and XMM shall file with the SEC, a preliminary form of the Joint Proxy Statement and the Registration Statement with financial statements disclosing net revenues from the sale of magazines. As promptly as practicable following receipt of SEC comments on such preliminary Joint Proxy Statement and the Registration Statement, if any, XMM and LifeMinders shall mutually prepare a response to such comments. XMM and LifeMinders shall use all commercially reasonable efforts to have the Joint Proxy Statement cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as practicable.

     (b) LifeMinders and XMM agree that they shall promptly mail or otherwise furnish the Joint Proxy Statement to their respective stockholders when the following conditions have been satisfied:

     (i) they have received notice from the SEC that the Registration Statement is effective under the 1933 Act;

     (ii) LifeMinders shall have received a letter from Grant Thornton LLP dated a date within two (2) Business Days prior to the date of the first mailing of the Joint Proxy Statement, and addressed to LifeMinders, in form and substance reasonably satisfactory to LifeMinders and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with

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registration statements on Form S-4, with respect to the consolidated financial statements of XMM and its Subsidiaries included in the Joint Proxy Statement and the Registration Statement; and

     (iii) XMM shall have received a letter from PricewaterhouseCoopers LLP, dated a date within two (2) Business Days prior to the date of the first mailing of the Joint Proxy Statement, and addressed to XMM, in form and substance reasonably satisfactory to XMM and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4, with respect to the consolidated financial statements of LifeMinders and its Subsidiaries included in the Joint Proxy Statement and the Registration Statement.

     (c) Prior to the mailings of the Joint Proxy Statement, XMM shall enter into an agreement with the Exchange Agent for the payment of the Merger Consideration.

     Section 6.2. XMM and LifeMinders Stockholders' Meetings.

     (a) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, XMM shall duly give notice of, convene and hold a meeting of its stockholders (the "XMM Stockholders' Meeting") in accordance with the DGCL for the purpose of obtaining the XMM Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the adoption of this Agreement and the approval of the Certificate Amendment.

     (b) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, LifeMinders shall duly give notice of, convene and hold a meeting of its stockholders (the "LifeMinders Stockholders' Meeting") in accordance with the DGCL for the purpose of obtaining the LifeMinders Stockholder Approval and shall, subject to the provisions of Section 6.2(c) hereof, through its Board of Directors, recommend to its stockholders the adoption of this Agreement and the approval of the transactions contemplated hereby.

     (c) Neither the Board of Directors of LifeMinders nor any committee thereof shall except as expressly permitted by this Section 6.2(c), (i) withhold, withdraw, qualify or modify, or propose publicly to withhold, withdraw, qualify or modify, in a manner adverse to XMM, the approval or recommendation of such Board of Directors or such committee of this Agreement and the transactions contemplated hereby, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (iii) cause LifeMinders to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "LifeMinders Acquisition Agreement") related to any Alternative Transaction. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement, and the approval of the transactions contemplated hereby, by the holders of LifeMinders Common Stock, the Board of Directors of LifeMinders determines in good faith, after it has received a LifeMinders Superior Proposal (as hereinafter defined) and after receipt of advice from outside counsel that the failure to do so would likely be inconsistent with LifeMinders' Board of Directors' fiduciary duties to LifeMinders stockholders under applicable law, the Board of Directors of LifeMinders may (subject to this and the following sentences) inform LifeMinders stockholders that it no longer believes that such adoption is advisable and no longer recommends approval (a "LifeMinders Subsequent Determination"), but only at a time that is after the fifth Business Day following XMM's receipt of written notice advising XMM that the Board of Directors of LifeMinders has received a LifeMinders Superior Proposal specifying the material terms and conditions of such LifeMinders Superior Proposal, and including a copy thereof with all accompanying documentation, if in writing, identifying the person making such LifeMinders Superior Proposal and stating that it intends to make a LifeMinders Subsequent Determination. After providing such notice, LifeMinders shall provide a reasonable opportunity to XMM to make such adjustments in the terms and conditions of this Agreement as would enable LifeMinders to proceed with its recommendation to its stockholders without a LifeMinders Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time. For purposes of this Agreement, a "LifeMinders Superior Proposal" means any proposal (on its most recently amended or modified terms, if amended or modified) made by a Third Party to enter into an Alternative Transaction which the Board of Directors of LifeMinders determines in its good faith judgment (based on, among other things, the advice of a financial advisor of nationally recognized reputation) to be more favorable to

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LifeMinders' stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of LifeMinders, after obtaining the advice of a financial advisor of nationally recognized reputation, the Third Party is reasonably able to finance the transaction, and any proposed changes to this Agreement that may be proposed by XMM in response to such Alternative Transaction).

     Section 6.3. Consummation of Merger; Additional Agreements.

     (a) Upon the terms and subject to the conditions hereof and as soon as practicable after the conditions set forth in Article VII hereof have been fulfilled or waived, each of the Parties shall execute in the manner required by the DGCL and deliver to and file with the Secretary of State of the State of Delaware such instruments, documents and agreements as may be required by the DGCL and the Parties shall take all such other and further actions as may be required by law to make the Merger effective. Prior to the filings referred to in this Section 6.3(a), a closing (the "Closing") will be held at the offices of Blank Rome Comisky & McCauley LLP (or such other place as the Parties may agree) for the purpose of confirming all the foregoing; the Closing will take place upon the fulfillment or waiver of all of the conditions to closing set forth in
Article VII of this Agreement, or as soon thereafter as practicable (the date of the Closing being herein referred to as the "Closing Date").

     (b) Each of the Parties will comply in all material respects with all applicable laws and with all applicable rules and regulations of any Governmental Entity in connection with its execution, delivery and performance of this Agreement and the transactions contemplated hereby. Each of the Parties agrees to use all commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use all commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to effect all necessary filings under the 1933 Act and the Exchange Act.

     (c) If any objections are asserted with respect to the transactions contemplated hereby under any applicable law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any applicable law, each of XMM and LifeMinders shall use its commercially reasonable efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such law so as to permit consummation of the transactions contemplated by this Agreement.

     Section 6.4. Notification of Certain Matters.

     Each of LifeMinders and XMM shall give prompt notice to the other of the following:

     (a) the occurrence or nonoccurrence of any event whose occurrence or nonoccurrence would be likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, or (ii) directly or indirectly, any Material Adverse Effect on such Party;

     (b) any material failure of such Party, or any officer, director, employee or Agent of any thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and

     (c) any facts relating to such Party which would make it necessary or advisable to amend the Joint Proxy Statement or the Registration Statement in order to make the statements therein not misleading or to comply with applicable law; provided, however, that the delivery of any notice pursuant to this Section
6.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

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     Section 6.5. Access to Information.

     (a) From the date hereof to the Effective Time, each of LifeMinders and XMM shall, and shall cause its respective Subsidiaries, and its and their officers, directors, employees, auditors, counsel and agents to afford the officers, employees, auditors, counsel and agents of the other Party complete access at all reasonable times to such Party's and its Subsidiaries' officers, employees, auditors, counsel agents, properties, offices and other facilities and to all of their respective books and records, and shall furnish the other with all financial, operating and other data and information as such other Party may reasonably request, including in connection with confirmatory due diligence.

     (b) Each of LifeMinders and XMM agrees that all information so received from the other Party shall be deemed received pursuant to the Nondisclosure Agreement and such Party shall, and shall cause its Subsidiaries and each of its and their respective officers, directors, employees, financial advisors and agents ("Party Representatives"), to comply with the provisions of the Confidentiality Agreement with respect to such information and the provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth herein, provided that such information may be used for any purpose contemplated hereby.

     Section 6.6. Public Announcements.

     The initial press release concerning the Merger to be issued in connection with the execution and delivery of this Agreement shall be a joint press release and, thereafter, XMM and LifeMinders shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior approval of the other, except to the extent required by applicable law or the requirements of the rules and regulations of the NASDAQ or AMEX, as the case may be, in which case the issuing party shall consult with the other party before issuing any such release or making any such public statement.

     Section 6.7. Stock Exchange Listing.

     Each of the Parties shall use its best efforts to obtain, prior to the Effective Time, the approval for listing on the AMEX, effective upon official notice of issuance, (i) the Merger Shares and (ii) shares of XMM Common Stock which will be issuable upon exercise of the options issued by XMM pursuant to
Section 2.9 hereof.

     Section 6.8. Post-Merger XMM Board of Directors.

     The directors and officers of XMM in office immediately prior to the Effective Time shall continue to be the directors and officers of XMM after the Effective Time, to hold office as provided in the Amended and Restated Certificate of Incorporation and Bylaws of XMM, unless and until their successors shall have been elected or appointed and shall have qualified or until they shall have been removed in the manner provided in said Amended and Restated Certificate of Incorporation and Bylaws, provided, however, that the Board of Directors of XMM shall elect as XMM directors, to fill two vacancies, Jonathan Bulkeley, Chairman and CEO of LifeMinders, and Douglas A. Lindgren. Messrs. Bulkeley and Lindgren shall each be elected for a term expiring at the annual meeting of XMM stockholders to be held in 2002 (the "2002 Meeting"). Subject to their fiduciary duties as directors, the members of the XMM Board of Directors shall nominate Messrs. Bulkeley and Lindgren for election as directors for one-year terms at the 2002 Meeting. Mr. Bulkeley shall serve on the Executive Committee and the Compensation Committee of the Board of Directors of XMM so long as he is a member of such Board, and Mr. Lindgren shall serve as member of the Audit Committee and, if Mr. Bulkeley is no longer a director, of the Executive Committee, of the Board of Directors of XMM so long as he is a member of such Board.

     Section 6.9. No Shelf Registration.

     XMM shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of XMM Common Stock received pursuant hereto by the persons who may be deemed to be "affiliates" of LifeMinders or XMM within the meaning of Rule 145

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promulgated under the 1933 Act. The shares of XMM Common Stock issuable upon exercise of options assumed by XMM pursuant to Section 2.9 hereof shall be registered under the 1933 Act and such registration shall be effective at the Effective Time.

     Section 6.10. Blue Sky.

     LifeMinders and XMM will use their best efforts to obtain prior to the Effective Time all necessary blue sky permits and approvals required to permit the distribution of the shares of XMM Common Stock to be issued in accordance with the provisions of this Agreement.

     Section 6.11. Tax-Free Reorganization.

     The Parties intend the Merger to qualify as a reorganization under Section 368(a) of the Code, and hereby adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). No Party hereto has knowledge of any reason (a) that the transaction may not qualify as a reorganization within the meaning of Section 368(a) of the Code. In support of such Tax treatment, the Parties hereto further represent and covenant as follows:

     (a) Each of the Parties hereto shall use their respective best efforts to cause the Merger to qualify, and shall not take any action and shall not fail to take any action which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Pursuant to the foregoing, each Party agrees to make such commercially reasonable additions or modifications to the terms of this Agreement as may be necessary to permit satisfaction of the condition to closing specified in Sections 7.2(d) and 7.3(d) of this Agreement.

     (b) The Parties hereto agree that they will report in their respective federal income Tax Returns for the taxable period including the Closing Date that the Merger qualified as a reorganization under Section 368(a) of the Code, and will properly file with their federal income Tax Returns all information required by Treas. Regs. sec.1.368-3. No Party hereto, unless required by law, will take any Tax reporting position inconsistent with the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

     Section 6.12. Determination of LifeMinders' Net Cash and Cash Equivalents.

     At or before 6:00 p.m. EDT on September 5, 2001, LifeMinders shall deliver to XMM a schedule setting forth its calculation of LifeMinders' Net Cash and Cash Equivalents as of August 31, 2001. Such calculation shall be made in accordance with Exhibit 2.4A. If XMM notifies LifeMinders in writing (the "Acceptance Notice") that it accepts LifeMinders' calculation of LifeMinders' Net Cash and Cash Equivalents as of August 31, 2001, LifeMinders' calculation of LifeMinders' Net Cash and Cash Equivalents shall be used to calculate, pursuant to Section 2.4, the Shortfall, if any. If LifeMinders has not received an Acceptance Notice at or before 6:00 p.m. EDT on September 10, 2001, the Chief Executive Officers of LifeMinders and XMM shall meet (by conference telephone call or in person at a mutually agreeable site) promptly and attempt to make a final determination of LifeMinders' Net Cash and Cash Equivalents as of August 31, 2001.

     Section 6.13. Voting Agreements.

     On the date hereof, stockholders of LifeMinders and XMM listed on Exhibits 6.13(a) and 6.13(b) hereof, respectively, have executed and delivered voting agreements in the forms of Exhibits 6.13(c) and 6.13(d) hereof, respectively.

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                                  ARTICLE VII.

                              CONDITIONS TO MERGER

     Section 7.1. Conditions to Obligations of Each Party to Effect the Merger.

     The respective obligations of each Party to effect the Merger shall be subject to the following conditions:

     (a) Stockholder Approval. Each of the LifeMinders Stockholder Approval and the XMM Stockholder Approval shall have been obtained;

     (b) Legality. No federal, state or foreign statute, rule, regulation, executive order, decree, injunction or administrative order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which is in effect and has the effect of (i) making the Merger illegal or otherwise prohibiting the consummation of the Merger or (ii) creating a Material Adverse Effect on LifeMinders or XMM with or without including its ownership of LifeMinders and its Subsidiaries after the Effective Time; nor shall any Governmental Entity have instituted any action, suit or proceeding which remains pending and which seeks, and which is reasonably likely, to enjoin, restrain or prohibit the consummation of the Merger in accordance with the terms of this Agreement;

     (c) [Intentionally Omitted].

     (d) Regulatory Matters. All authorizations, consents, orders, permits or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all of the foregoing, "Consents") which are necessary for the consummation of the transactions contemplated hereby, except where the failure to obtain any such Consent could not reasonably be expected to result in a Material Adverse Effect on either XMM or LifeMinders, shall have been filed, have occurred or have been obtained (all such Consents being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect, provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any Governmental Entity of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such Governmental Entity, which would reasonably be expected to have a Material Adverse Effect on either of (A) LifeMinders or (B) XMM (either with or without including its ownership of LifeMinders and its Subsidiaries after the Merger);

     (e) Registration Statement Effective. The Registration Statement shall have become effective prior to the mailing by each of LifeMinders and XMM of the Joint Proxy Statement to its respective stockholders, no stop order suspending the effectiveness of the Registration Statement shall then be in effect, and no proceedings for that purpose shall then be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn;

     (f) Blue Sky. All state securities or blue sky permits or approvals required to carry out the transactions contemplated hereby shall have been received;

     (g) Stock Exchange Listing. The Merger Shares and the shares of XMM Common Stock issuable upon the exercise of options issued by XMM pursuant to Section
2.8 hereof shall have been duly approved for listing on the AMEX, subject to official notice of issuance;

     (h) Consents Under LifeMinders Agreements. LifeMinders shall have obtained the consent or approval of any Person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby except those which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on XMM, including its ownership of LifeMinders and its Subsidiaries after the Merger; and

     (i) Consents Under XMM Agreements. XMM shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby except those which the failure to obtain would

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not, individually or in the aggregate, have a Material Adverse Effect on XMM, including its ownership of LifeMinders and its Subsidiaries after the Merger.

     Section 7.2. Additional Conditions to Obligations of LifeMinders.

     The obligations of LifeMinders to effect the Merger are also subject to the fulfillment of the following conditions:

     (a) Representations and Warranties. The representations and warranties of XMM contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of a date earlier than the date hereof) shall also be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the truth and correctness of XMM's representations and warranties, all Material Adverse Effect and materiality qualifiers contained in such representations and warranties shall be disregarded);

     (b) Agreements and Covenants. XMM shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or before the Effective Time;

     (c) Certificates. LifeMinders shall have received a certificate of an executive officer of XMM to the effect set forth in paragraphs (a) and (b) of this Section 7.2;

     (d) Tax Opinion. LifeMinders shall have received an opinion of Shaw Pittman LLP, counsel to LifeMinders, dated as of the Closing Date, in form and substance reasonably satisfactory to LifeMinders, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger constitutes a tax-free reorganization under Section 368 of the Code and therefore: (A) no gain or loss will be recognized for federal income tax purposes by XMM or LifeMinders as a result of the Merger; and (B) gain (but not loss) will be recognized for federal income tax purposes by the stockholders of LifeMinders upon their exchange of LifeMinders Common Stock not in excess of the amount of cash, if any received, in the Merger;

     (e) Conversion of Preferred Stock. The shares of XMM's Series A Stock shall have been converted into shares of XMM Common Stock and redeemed in accordance with the Series A Agreement;

     (f) Material Adverse Change. There shall not have been any Material Adverse Change or material casualty loss affecting XMM or any of its Subsidiaries between the date of this Agreement and the Closing Date; and

     (g) Releases. XMM shall have received releases, each in a form reasonably satisfactory to LifeMinders, from the XMM stockholders listed on Exhibit 7.2(g) hereto, with respect to the matters described in such Exhibit, and, if required, a written acknowledgment from such stockholders that such releases are effective as of the Closing Date.

     Section 7.3. Additional Conditions to Obligations of XMM.

     The obligations of XMM to effect the Merger are also subject to the fulfillment of the following conditions:

     (a) Representations and Warranties. The representations and warranties of LifeMinders contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of a date earlier than the date hereof) shall also be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the truth and correctness of LifeMinders' representations and warranties, all Material Adverse Effect and materiality qualifiers contained in such representations and warranties shall be disregarded);

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

     (b) Agreements and Covenants. LifeMinders shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or before the Effective Time;

     (c) Certificates. XMM shall have received a certificate of an executive officer of LifeMinders to the effect set forth in paragraphs (a) and (b) of this
Section 7.3 above;

     (d) Tax Opinion. XMM shall have received an opinion of Blank Rome Comisky & McCauley LLP, special counsel to XMM, dated as of the Effective Time, in form and substance reasonably satisfactory to XMM, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger constitutes a tax-free reorganization under Section 368 of the Code and therefore: (A) no gain or loss will be recognized for federal income tax purposes by XMM or LifeMinders as a result of the Merger; and (B) gain (but not loss) will be recognized for federal income tax purposes by the stockholders of LifeMinders upon their exchange of LifeMinders Common Stock not in excess of the amount of cash, if any received, in the Merger;

     (e) LifeMinders Agreements Terminated. LifeMinders shall have terminated, on terms and provisions (including termination payments) approved by XMM which approval will not be unreasonably withheld, the leases and contracts listed on
Exhibit 7.3(e);

     (f) Material Adverse Change. There shall not have been any Material Adverse Change or material casualty loss affecting LifeMinders or any of its Subsidiaries between the date of this Agreement and the Closing Date; and

     (g) Shortfall Calculation. LifeMinders' calculation of the Shortfall and Shortfall Adjustment pursuant to Section 6.12 shall have been based upon financial information provided to XMM which was true, correct and complete in all material respects; to the extent such calculations included estimated amounts, such estimates were made in good faith based upon reasonable assumptions.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     Section 8.1. Termination.

     This Agreement may be terminated at any time before the Effective Time, in each case as authorized by the respective Board of Directors of LifeMinders or
XMM:

     (a) By mutual written consent of each of LifeMinders and XMM;

     (b) By either LifeMinders or XMM if (x) LifeMinders' Net Cash and Cash Equivalents as of August 31, 2001 has not been finally determined in accordance with Section 6.12 on or before November 30, 2001 or (y) the Merger shall not have been consummated on or before December 31, 2001 (the "Initial Termination Date" and as such may be extended by mutual agreement of the Parties, the "Termination Date"). The right to terminate this Agreement under clause (y) of the forgoing sentence shall not be available to any Party whose material breach of a representation or warranty contained herein, or failure to fulfill any obligation under this Agreement, shall have caused, or resulted in, the failure of the Effective Date to occur on or before such date;

     (c) By LifeMinders, (i) if XMM shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in paragraphs (a) and (b) of Section 7.2 would not be satisfied, which breach or failure to perform is not, or cannot be, cured within twenty (20) calendar days after written notice thereof, (ii) if a condition under Sections 7.1 or 7.2 to LifeMinders' obligations hereunder cannot be satisfied prior to the Termination Date or (iii) if the Board of Directors of LifeMinders determines in good faith, after receipt of advice from outside counsel, that the failure to terminate this Agreement would likely be inconsistent with LifeMinders' Board of Directors' fiduciary duties to LifeMinders stockholders under applicable law with respect to a LifeMinders Superior Proposal as set forth in Section 6.2(c) above (it being understood that LifeMinders may not terminate this Agreement pursuant to this paragraph (c) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such termination);

     (d) By XMM, (A) if LifeMinders shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in paragraphs (a) and (b) of Section 7.3 would not be satisfied, which breach or failure to perform is not, or cannot be, cured within twenty (20) calendar days after written notice thereof, or (B) if a condition under Sections 7.1 or 7.3 to XMM's obligations hereunder cannot be satisfied prior to the Termination Date (it being understood that XMM may not terminate this Agreement pursuant to this paragraph (d) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such termination);

     (e) By XMM if the Board of Directors of LifeMinders or any committee of the Board of Directors of LifeMinders (i) fails to include in the Joint Proxy Statement its recommendation without modification or qualification that the LifeMinders stockholders adopt this Agreement and approve the transactions contemplated hereby, (ii) withdraws or adversely modifies its recommendation to the LifeMinders stockholders that they adopt this Agreement and approve the transactions contemplated hereby, (iii) fails to reaffirm such recommendation upon XMM's request, (iv) approves or recommends any Alternative Transaction, (v) fails to, within ten (10) Business Days of the commencement of a tender or exchange offer, recommend to the LifeMinders stockholders and, if applicable, holders of LifeMinders Equity Rights, that they reject the tender or exchange offer, or (vi) resolves to take any of the actions specified in this Section 8.1(e);

     (f) By either LifeMinders or XMM if any of the required approvals of the stockholders of LifeMinders or of XMM shall fail to have been obtained at a duly held stockholders meeting of either of such companies, including any adjournments thereof;

     (g) By either LifeMinders or XMM if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

     (h) By LifeMinders if the volume weighted average closing price for XMM Common Stock ("VWACP") over any period of ten (10) consecutive trading days (a "10-Day Period") between the date hereof and the Closing Date is less than $1.0915 (the "Minimum VWACP") and LifeMinders notifies XMM within ten (10) calendar days after the date on which the VWACP for a 10-Day Period first falls below the Minimum VWACP; LifeMinders' failure to give such notice timely shall constitute a waiver of its right to terminate under this Section 8.1(h); and

     (i) By XMM if the Shortfall is more than One Million Seven Hundred Fifty Thousand Dollars ($1,750,000); provided, however, that in order to exercise such right to terminate, XMM must give written notice to LifeMinders within ten (10) calendar days after the Shortfall is finally determined, and XMM's failure to give such notice timely shall constitute a waiver of its right to terminate under this Section 8.1(i).

     Section 8.2. Effect of Termination.

     (a) In the event of termination of this Agreement as provided in Section
8.1 hereof, and subject to the provisions of Section 9.1 hereof, this Agreement shall forthwith become void, there shall be no liability on the part of any of the Parties (or any of their respective officers, directors, stockholders or affiliates) to the other hereunder, and all rights and obligations of the Parties shall cease, except (i) as set forth in this Section 8.2 and in Sections 3.10, 3.16, 4.10, 4.16, 6.5(b) and 9.3 hereof, and (ii) nothing herein shall relieve any Party from liability for any willful breach by a Party of any of its representations, warranties, covenants or agreements set forth herein.

     (b) If this Agreement (i) is terminated by LifeMinders pursuant to Section 8.1(c)(iii) hereof or by XMM pursuant to Section 8.1(e) hereof, or (ii)(A) could not have been terminated by XMM pursuant to Section 8.1(e) hereof but is subsequently terminated by LifeMinders or XMM pursuant to Section 8.1(f) because of the failure to obtain the LifeMinders Stockholder Approval, (B) prior to the LifeMinders Stockholders' Meeting an Alternative Transaction is proposed or a tender or exchange offer relating to securities of LifeMinders shall have been commenced and (C) within twelve (12) months after the termination of this Agreement, LifeMinders or its stockholders consummate an Alternative Transaction or any transaction described in the preceding clause (B), LifeMinders shall pay to XMM a termination fee of Two Million Eight Hundred Thousand Dollars ($2,800,000) (the "XMM Termination Fee").

     (c) The termination fee payable under Section 8.2(b) above shall be payable by wire transfer of immediately available funds, no later than one Business Day following the delivery of notice of termination to XMM, or, if such fee shall be payable pursuant to clause (ii) of Section 8.2(b), such fee shall be payable no later than one Business Day following the day LifeMinders consummates any transaction referenced in such clause (ii). LifeMinders and XMM agree that the agreements contained in Section 8.2(b) above are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. In the event of any dispute as to whether any fee due under such Section 8.2(b) is due and payable, the prevailing Party shall be entitled to receive from the other Party the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, relating to such dispute. Interest shall be paid on the amount of any unpaid XMM Termination Fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid. In no event shall LifeMinders be required to pay any termination fee to XMM if, immediately prior to the applicable termination of this Agreement, XMM was in material breach of any of its obligations under this Agreement and fails to cure such breach prior to the expiration of any grace or cure period. Payment of the XMM Termination Fee shall be credited toward any damages payable by LifeMinders in the event of a willful breach of this Agreement.

     Section 8.3. Amendment.

     This Agreement may be amended by the Parties pursuant to a writing adopted by action taken by all of the Parties at any time before the Effective Time; provided, however, that, after adoption of this Agreement by the stockholders of LifeMinders or XMM, whichever shall occur first, no amendment may be made which would (a) alter or change the amount or kinds of consideration to be received by the holders of LifeMinders Common Stock upon consummation of the Merger (except pursuant to Section 2.9), or (b) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class or series of securities of LifeMinders or XMM. This Agreement may not be amended except by an instrument in writing signed by the Parties.

     Section 8.4. Waiver.

     At any time before the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only as against such Party and only if set forth in an instrument in writing signed by such Party.

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

                                   ARTICLE IX

                               GENERAL PROVISIONS

     Section 9.1. Non-Survival of Representations, Warranties and Agreements.

     The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1 hereof, as the case may be; provided, that, nothing contained herein shall limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

     Section 9.2. Notices.

     All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by telecopy, to the Parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a Party as shall be specified by like notice):

     (a) if to LifeMinders:
          LifeMinders, Inc.
          13530 Dulles Technology Drive
          Suite 500
          Herndon, Virginia 20170
          Attention: Jonathan Bulkeley, Chairman
          Telecopier: (703) 707-8699

     with a copy to:
          Shaw Pittman LLP
          1650 Tysons Boulevard-14th Floor
          McLean, Virginia 22102
          Attention: Craig Chason, Esquire
          Telecopier: (703) 770-7901

     (b) if to XMM:
          Cross Media Marketing Corporation
          461 Fifth Avenue, 19th Floor
          New York, New York 10017
          Attention: Ronald Altbach, Chairman
          Telecopier: (212) 457-1201

     with a copy to:
          Blank Rome Comisky & McCauley LLP
          One Logan Square
          Philadelphia, Pennsylvania 19103
          Attention: Lawrence Finkelstein, Esquire
          Telecopier: (215) 569-5399

     Section 9.3. Fees and Expenses.

     Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses. In the event the Merger is not consummated, LifeMinders and XMM shall share equally the filing fees required in connection with the filing of, and the costs incurred to print (but not prepare), the Joint Proxy Statement and the Registration Statement.

     Section 9.4. Certain Definitions.

     For purposes of this Agreement, the following terms shall have the following meanings:

          (a) "1933 Act" means the Securities Act of 1933, as the same may be amended from time to time, and "Exchange Act" means the Securities Exchange Act of 1934, as the same may be amended from time to time.

          (b) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person.

          (c) "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to close.

          (d) "commercially reasonable efforts" shall mean those efforts necessary or advisable to advance the interests of the Parties in achieving the purposes and specific requirements and satisfying the conditions of this Agreement, provided that such efforts will not require or include either expense or conduct not ordinarily incurred or engaged in by Parties seeking to implement agreements of this type unless part of a separate mutual understanding of the Parties not contained in this Agreement whether reached before or after the Agreement is executed.

          (e) "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

          (f) "Election Deadline" means the date to be set forth in the Election Form by which LifeMinders stockholders are required to return their election forms, which date and time shall be 5:00 p.m., New York City time, on the date of the LifeMinders Stockholders Meeting, or such other date and time mutually determined by XMM and LifeMinders.

          (g) "Exchange Agent" means a bank, trust company, transfer agent or other entity selected by XMM, with the consent of LifeMinders, not to be unreasonably withheld.

          (h) "Guaranty of Delivery" means an appropriate guarantee of delivery of Old Certificates given by a commercial bank or trust company having an office in the United States or by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., provided the Old Certificates to which the Guaranty of Delivery relates are in fact delivered to the Exchange Agent within three AMEX trading days after the date of execution of such Guaranty of Delivery. Failure to timely deliver the required Old Certificates covered by such Guaranty shall invalidate an otherwise effective Election Form.

          (i) "knowledge" of any Party shall mean the actual knowledge of the executive officers of such Party.

          (j) "Material Adverse Change" means any change in or effect on the referenced corporation or any of its Subsidiaries that is or will be materially adverse to the business, operations, income statement, properties (including intangible properties), condition (financial or otherwise), assets, liabilities or regulatory status of such referenced corporation and its Subsidiaries taken as a whole, but shall not include
     (I) the effects of changes that are generally applicable in (A) the United States economy or generally in the industry in which the referenced corporation or any of its Subsidiaries operates, or (B) the United States securities markets if, in any of (A) or (B), the effect on LifeMinders or XMM, determined without including its ownership of LifeMinders after the Merger, (as the case may be) and its respective Subsidiaries, taken as a whole, is not materially disproportionate relative to the effect on the other and its Subsidiaries, taken as a whole, or (II) solely with respect to LifeMinders, the actions, matters or conditions described on Section 3.7 of the LifeMinders Disclosure Schedule.

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

          (k) "Material Adverse Effect" means any change in or effect on the referenced corporation or any of its Subsidiaries that is or will be materially adverse to the business, operations, income statement, properties (including intangible properties), condition (financial or otherwise), assets, liabilities or regulatory status of such referenced corporation and its Subsidiaries taken as a whole, but shall not include
     (I) the effects of changes that are generally applicable in (A) the United States economy or generally in the industry in which the referenced corporation or any of its Subsidiaries operates, or (B) the United States securities markets if, in any of (A) or (B), the effect on LifeMinders or XMM, determined without including its ownership of LifeMinders after the Merger, (as the case may be) and its respective Subsidiaries, taken as a whole, is not materially disproportionate relative to the effect on the other and its Subsidiaries, taken as a whole, or (II) solely with respect to LifeMinders, the actions, matters or conditions described on Section 3.7 of the LifeMinders Disclosure Schedule. All references to Material Adverse Effect on XMM or its Subsidiaries contained in Article III, IV or V of this Agreement shall be deemed to refer solely to XMM and its Subsidiaries without including its ownership of LifeMinders and its Subsidiaries after the Merger.

          (l) "person" or "Person" means an individual, corporation, partnership, association, trust, estate, limited liability company, labor union, unincorporated organization, entity or group (as defined in the Exchange Act).

          (m) "Record Date" means the date set by the Board of Directors of LifeMinders for determining those holders of LifeMinders Common Stock who are entitled to notice of, and to vote at, the LifeMinders Stockholders' Meeting.

          (n) "Stockholder Materials" means a letter of transmittal, an instruction sheet and a return mailing envelope sent or made available to LifeMinders stockholders who have not duly submitted the certificates for shares of LifeMinders Common Stock by the Election Deadline.

          (o) "Subsidiary", "LifeMinders Subsidiary", or "XMM Subsidiary" means any corporation or other legal entity of which LifeMinders or XMM, as the case may be (either alone or through or together with any other Subsidiary or Subsidiaries), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     Section 9.5. Headings.

     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 9.6. Severability.

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

     Section 9.7. Entire Agreement; No Third-Party Beneficiaries.

     This Agreement and the Confidentiality Agreement constitute the entire agreement and, except as expressly set forth herein, supersedes any and all other prior agreements and undertakings, both written and oral, between the Parties, with respect to the subject matter hereof (including without limitation the Original Merger Agreement) and, except for Section 5.5 (Directors' and Officers' Indemnification and Insurance) and Section 6.8 (Post-Merger XMM Board of Directors), is not intended to confer upon any person other than LifeMinders and XMM and, after the Effective Time, their respective stockholders, any rights or remedies hereunder.

     Section 9.8. Assignment.

     This Agreement shall not be assigned by operation of law or otherwise.

     Section 9.9. Governing Law; Forum; Waiver of Jury Trial.

     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, without regard to the conflicts of laws provisions thereof. Courts within the state of Delaware will have exclusive jurisdiction over any and all disputes between the Parties, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby. The Parties consent to and agree to submit to the jurisdiction of such courts. Each of the Parties hereby waives, and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such Party is not personally subject to the jurisdiction of such courts, (ii) such Party and such Party's property is immune from any legal process issued by such courts or (iii) any litigation commenced in such courts is brought in an inconvenient forum. EACH OF XMM AND LIFEMINDERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF XMM OR LIFEMINDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     Section 9.10. Counterparts.

     This Agreement may be executed in counterparts, and each of which when executed shall be deemed to be an original, but both of which shall constitute one and the same agreement.

     Section 9.11. Interpretation.

     (a) Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

     (b) Words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

     (c) A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

     (d) A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

     (e) All references to "$" and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

                             [Signatures Next Page]

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

     IN WITNESS WHEREOF, LifeMinders and XMM have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          LIFEMINDERS, INC.

                                          By: /s/ JONATHAN B. BULKELEY
                                            ------------------------------------
                                              Name:  Jonathan B. Bulkeley
                                              Title:   Chairman and CEO

                                          CROSS MEDIA MARKETING CORPORATION

                                          By: /s/ RICHARD KAUFMAN
                                            ------------------------------------
                                              Name:  Richard Kaufman
                                              Title:   President and COO

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

                             INDEX OF DEFINED TERMS

10-Day Period...............................................   52
1933 Act....................................................   55
2002 Meeting................................................   46
Acceptance Notice...........................................   47
affiliate...................................................   55
Affiliated Group............................................   19
Aggregate Merger Consideration..............................    5
Agreement...................................................    1
Alternative Transaction.....................................   39
AMEX........................................................   26
Available Cash Amount.......................................    5
Business Day................................................   55
Cash Election...............................................    4
Cash Election Shares........................................    4
Cash Portion................................................    4
Cash/Stock Election.........................................    4
Certificate Amendment.......................................   26
Closing.....................................................   44
Closing Date................................................   44
Code........................................................    1
commercially reasonable efforts.............................   55
Computer Software...........................................   20
Confidentiality Agreement...................................   39
Consents....................................................   48
control.....................................................   55
controlled by...............................................   55
controlled corporation......................................   20
DGCL........................................................    1
Disclosure Schedules........................................   23
distributing corporation....................................   20
Effective Time..............................................    2
Election Deadline...........................................   55
Election Form...............................................    4
Environmental Law...........................................   17
ERISA.......................................................   15
Exchange Act................................................   55
Exchange Agent..............................................   56
GAAP........................................................    1
Governmental Entity.........................................   13
Guaranty of Delivery........................................   56
Hazardous Substance.........................................   18
incentive stock options.....................................    9
Indemnified Parties.........................................   40
Initial Termination Date....................................   51
Joint Proxy Statement.......................................   15
knowledge...................................................   56
Legal Requirements..........................................   14

Legg Mason..................................................   18
Liens.......................................................   11
LifeMinders.................................................    1
LifeMinders 5% Stockholder..................................   22
LifeMinders Acquisition Agreement...........................   43
LifeMinders Common Stock....................................    3
LifeMinders Contracts.......................................   21
LifeMinders Disclosure Schedule.............................   10
LifeMinders Equity Rights...................................   11
LifeMinders ERISA Affiliate.................................   15
LifeMinders Intellectual Property...........................   20
LifeMinders Option Plans....................................   10
LifeMinders Plan............................................   16
LifeMinders Purchase Plan...................................    9
LifeMinders SEC Reports.....................................   13
LifeMinders Stockholder Approval............................   12
LifeMinders Stockholders' Meeting...........................   43
LifeMinders Subsequent Determination........................   43
LifeMinders Subsidiary......................................   57
LifeMinders Subsidiary Equity Rights........................   11
LifeMinders Superior Proposal...............................   43
LifeMinders' Net Cash and Cash Equivalents..................    5
Material Adverse Change.....................................   56
Material Adverse Effect.....................................   56
Merged Corporation..........................................    2
Merger......................................................    1
Merger Consideration........................................    3
Merger Shares...............................................   15
merger-of-equals............................................   39
Minimum VWACP...............................................   52
Old Certificate.............................................    3
Original Merger Agreement...................................    1
Parties.....................................................    2
Party.......................................................    2
Party Representatives.......................................   45
Per Share Cash Consideration................................    5
Per Share Stock Consideration...............................    5
Permits.....................................................   14
person......................................................   57
plan of reorganization......................................   46
Real Property...............................................   23
Registration Statement......................................   15
Requisite Regulatory Approvals..............................   48
Robertson Stephens..........................................   31
SEC.........................................................   13
Series A Agreement..........................................   25
Series A Holder.............................................   25
Series A Shares.............................................   24
Shaar Warrants..............................................   24

Shares......................................................    4
Shortfall...................................................    5
Shortfall Adjustment........................................    5
single employer.............................................   15
Stock Election..............................................    4
Stock Portion...............................................    4
Stockholder Materials.......................................   57
Subsidiary..................................................   57
Surviving Corporation.......................................    2
Tax Returns.................................................   20
Taxes.......................................................   20
Termination Date............................................   51
the date hereof.............................................    1
Third Party.................................................   39
Total Cash Component........................................    5
under common control with...................................   55
VWACP.......................................................   52
XMM.........................................................    1
XMM 5% Stockholder..........................................   34
XMM Common Stock............................................    3
XMM Contracts...............................................   33
XMM Disclosure Schedule.....................................   23
XMM Equity Rights...........................................   25
XMM ERISA Affiliate.........................................   29
XMM Exchange Options........................................    9
XMM Intellectual Property...................................   32
XMM Option Plans............................................   24
XMM Party...................................................   34
XMM Plan....................................................   29
XMM Preferred Stock.........................................   24
XMM SEC Reports.............................................   27
XMM Stockholder Approval....................................   26
XMM Stockholders' Meeting...................................   43
XMM Subsidiary..............................................   57
XMM Subsidiary Equity Rights................................   25
XMM Termination Fee.........................................   53

                                                                    EXHIBIT 2.4B

(a) "Per Share Cash Consideration" means an amount equal to:

          A-G
           ---------------
           E

        where  A = Aggregate Merger Consideration

               E = Total number of issued and outstanding primary shares of
                   LifeMinders Common Stock at the Effective Time

                  G = Aggregate Option Value

        and    "Aggregate Option Value" means an amount equal to:

                           F x ((A + D)/(E + F)) - D
        where  A = Aggregate Merger Consideration

                  D = Aggregate exercise prices of all Company Options
                      outstanding at the Effective Time with an exercise price of $2.57 or less plus the aggregate exercise prices of all Company Options with an exercise price of $2.57 or less which are exercised between July 18, 2001 and the Effective Time.

                  E = Total number of issued and outstanding primary shares of
                      LifeMinders Common Stock at the Effective Time.

                  F = Total number of Company Options outstanding at the
                      Effective Time with an exercise price less than $2.57.

(b) For purposes of this formula, "Company Options" means LifeMinders Options which are either (i) vested at the Effective Time (including all LifeMinders Options vesting as described in Exhibit 2.9B) or (ii) unvested but will accelerate and vest as a result of the Merger (including all LifeMinders Options vesting as described in Exhibit 2.9B).

(c) Notwithstanding the foregoing, if the Per Share Cash Consideration calculation yields a price per share that results in "in the money" Company Options (i.e., Company Options with an exercise price per share less than the Per Share Cash Consideration) covering a number of shares of LifeMinders Common Stock that is different than the number representing "F" in the Aggregate Option Value formula, then the Per Share Cash Consideration shall be recalculated using "D" and "F" numbers reflecting all shares underlying "in the money" Company Options.

                                                                         ANNEX B

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                       CROSS MEDIA MARKETING CORPORATION
                            (A DELAWARE CORPORATION)

     FIRST: The name of the Corporation is: Cross Media Marketing Corporation (hereinafter referred to as the "Corporation").

     SECOND: The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "GCL").

     THIRD: 1. The authorized capital stock of the Corporation shall consist of 160,000,000 shares of which 150,000,000 shares shall be designated Common Stock, par value $0.001 per share (the "Common Stock"), and 10,000,000 shares shall be designated Preferred Stock, par value $0.001 per share (the "Preferred Stock").

           2. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class of series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation (the "Board") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the GCL.

     FOURTH: Elections of directors need not be by written ballot unless a duly adopted Bylaw of the Corporation shall so provide.

     FIFTH: 1. To the fullest extent permitted by the GCL as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damage for breach of fiduciary duty as a director. If the GCL is amended after the date of the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended from time to time. No amendment or repeal of this Article FIFTH shall adversely affect any right or protection of a director of the Corporation provided hereunder with respect to any act or omission occurring prior to such amendment or repeal.

           2. The Corporation shall indemnify to the fullest extent permitted by the GCL as the same exists or may hereafter be amended, any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person, or his or her testator or intestate, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or enterprise. Nothing contained herein shall affect any rights to indemnification to which any person may be entitled by law or agreement. No amendment or repeal of this Article FIFTH shall adversely effect any right to indemnification provided hereunder with respect to any act or omission occurring prior to such amendment or repeal.

     3. In furtherance and not in limitation of the powers conferred by statute:

          (a) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer, employee or agent of the Corporation, or is serving at the request of the

     Corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify against such liability under the provisions of law; and

          (b) the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the full extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

     SIXTH: In furtherance and not in limitation of the powers conferred by the GCL, the Board is expressly authorized to make, alter and repeal the Bylaws of the corporation, subject to the power of the stockholders of the Corporation to alter or repeal any by-law whether adopted by them or otherwise.

     SEVENTH: The name and address of the Corporation's registered agent is:

        Corporate Creations Enterprises, Inc.
        686 North Dupont Boulevard #302
        Milford, DE 19963
        Kent County

                                                                         ANNEX C

                                                                 August 15, 2001

Board of Directors
Cross Media Marketing Corporation
461 Fifth Avenue, 19th Floor
New York, New York 10019

Members of the Board:

     We understand that LifeMinders, Inc. (the "Company") and Cross Media Marketing Corporation ("Acquiror") are proposing to amend and restate the Agreement and Plan of Merger by and between the Acquiror and the Company, dated July 18, 2001 (as amended and restated, the "Amended Agreement") which will provide, among other things, for the merger (the "Merger") of the Company with and into Acquiror. Under the terms, and subject to the conditions set forth in a draft of the Amended Agreement of August 13, 2001 (the "Draft Agreement"), at the effective time of the Merger, the outstanding shares of common stock of the Company, par value $.01 per share ("Company Common Stock") (other than treasury shares to be canceled pursuant to the Amended Agreement), will be converted into the right to receive aggregate consideration (as may be adjusted in accordance with the Amended Agreement) of up to $24.0 million in cash and 24.2 million shares of Acquiror Common Stock with per share amounts calculated under the treasury stock method; provided that the number of shares of Acquiror Common Stock may be increased to the extent that the holders of Company Common Stock elect to receive reduced cash consideration (collectively, the "Merger Consideration"). The terms and conditions of the Merger are set out more fully in the Draft Agreement. In connection with the Amended Agreement, certain holders of the Company Common Stock will enter into Voting Agreements with the Acquiror (collectively, the "Voting Agreements").

     You have asked us whether, in our opinion, the Merger Consideration is fair from a financial point of view and as of the date hereof to Acquiror.

     For purposes of this opinion we have, among other things:

          (i) reviewed certain publicly available financial statements and other business and financial information of the Company and Acquiror;

          (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning the Acquiror and the Company;

          (iii) held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations, financial condition and future prospects of both the Company and Acquiror, independently and combined;

          (iv) reviewed the financial terms and conditions set forth in the Draft Agreement and in drafts of the Voting Agreements;

          (v) reviewed the stock price and trading history of Company Common Stock and Acquiror Common Stock;

          (vi) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable to the Company;

          (vii) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

Board of Directors
Cross Media Marketing Corporation
August 15, 2001
Page  2

          (viii) participated in discussions and negotiations among representatives of the Company and Acquiror and their legal advisors;

          (ix) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

     In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the managements of the Company and Acquiror that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for assuming or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for Acquiror and the Company that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the managements of Acquiror and the Company, respectively, as to the future financial condition and performance of the Company, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

     This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to Acquiror of the Merger Consideration. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger or (ii) any tax or other consequences that might result from the Merger. Our opinion does not address the relative merits of the Merger and the other business strategies that Acquiror's Board of Directors has considered or may be considering, nor does it address the decision of Acquiror's Board of Directors to proceed with the Merger. Neither does our opinion address any legal or accounting matters, as to which we understand that Acquiror obtained such advice as it deemed necessary from qualified professionals.

     We are acting as financial advisor to Acquiror in connection with the Merger and will receive a fee contingent upon the consummation of the Merger. In addition, Acquiror has agreed to indemnify us for certain liabilities that may arise out of our engagement. We have served as a co-manager for a follow-on public equity offering for the Company, and received customary fees for such services. We maintain a market in the shares of Company Common Stock. In the ordinary course of business, we may trade in Acquiror's securities and the Company's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in Acquiror's securities or the Company's securities.

     Our opinion expressed herein is provided for the information of the Board of Directors of Acquiror in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a

Board of Directors
Cross Media Marketing Corporation
August 15, 2001
Page  3

recommendation to any stockholder of Acquiror or the Company as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

     Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Merger Consideration is fair to Acquiror from a financial point of view.

                                          Very truly yours,

                                          ROBERTSON STEPHENS, INC.

                                          /s/ Robertson Stephens, Inc.
                                          --------------------------------------

                                                                         ANNEX D

                                                                 August 19, 2001

Board of Directors
LifeMinders, Inc.
13530 Dulles Technology Drive
Suite 500
Herndon, Virginia 20171

Ladies and Gentlemen:

     We understand that LifeMinders, Inc. ("LifeMinders") is considering entering into an amended and restated Agreement and Plan of Merger (as proposed to be amended, the "Amended and Restated Merger Agreement"), by and among Cross Media Marketing Corp. ("Cross Media") and LifeMinders, which provides for the merger of LifeMinders with and into Cross Media (the "Merger"). The Merger Agreement provides that, subject to adjustment, each outstanding share of common stock, par value $0.01 per share, of LifeMinders ("LifeMinders Common Stock") will be converted into the right to receive either: (i) approximately 1.29 shares of the common stock, par value $0.001 per share, of Cross Media ("Cross Media Common Stock"); or (ii) approximately $2.57 in cash, subject to certain limitations; or (iii) approximately 0.86 shares of Cross Media Common Stock and approximately $0.86 in cash (the aggregate consideration to be received by the holders of LifeMinders Common Stock in the Merger is herein referred to as the "Merger Consideration").

     You have requested our opinion, as investment bankers, as to the fairness to the holders of LifeMinders Common Stock, from a financial point of view, of the Merger Consideration to be received by such holders in the Merger.

     In arriving at our opinion, we have, among other things:

          (i) reviewed certain publicly available financial statements and other business and financial information of LifeMinders and Cross Media, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data, including liquidation analyses, certain financial forecasts and other forward looking information, concerning LifeMinders prepared by the management of LifeMinders;

          (iii) held discussions with the respective managements of LifeMinders and Cross Media concerning the businesses, past and current operations, financial condition and future prospects of both LifeMinders and Cross Media;

          (iv) reviewed the financial terms and conditions set forth in a draft of the Amended and Restated Merger Agreement dated August 17, 2001;

          (v) reviewed the stock price and trading history of LifeMinders Common Stock and Cross Media Common Stock;

          (vi) compared the financial performance of LifeMinders and the prices and trading activity of LifeMinders Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; and,

          (viii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by LifeMinders for the purposes of this opinion, and we have further relied upon the assurances of the management of LifeMinders that they are unaware of any facts that would make the information provided to us incomplete or misleading.

Board of Directors
LifeMinders, Inc.
August 19, 2001
Page  2

     With respect to financial projections and forecasts and liquidation analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance, or liquidation value, of LifeMinders. The forecasts, projections and analyses were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness of thereof. We have assumed that the Merger will be consummated generally in accordance with the terms set forth in the draft of the Amended and Restated Merger Agreement dated August 17, 2001. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LifeMinders. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Legg Mason assumes no responsibility for their accuracy.

     Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to LifeMinders, nor does it address the underlying business decisions of LifeMinders to proceed with the Merger. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Cross Media Common stock actually will be if and when issued pursuant to the Merger or the prices at which the Cross Media Common Stock will trade at any time. In connection with our engagement, we were not requested to, and did not, conduct a solicitation process seeking third party indications of interest in the possible acquisition of all or any part of LifeMinders.

     We have acted as financial advisor to the Board of Directors of LifeMinders in connection with the Merger and will receive a fee for our services, which incudes rendering this opinion. In the ordinary course of business, we and our affiliates may actively trade the equity securities of LifeMinders and Cross Media for our and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of LifeMinders in their evaluation of the Merger and our opinion does not constitute a recommendation to the Board as to how such Board should vote on the Merger. Our opinion may not be used for any other purpose without our prior written consent. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or in any other document used in connection with the offering or sale of securities, except that this opinion may be included in its entirety in any filing made by LifeMinders in respect of the transaction with the Securities and Exchange Commission. In addition, we express no opinion or recommendation as to how the shareholders of LifeMinders should vote at the shareholders' meeting held in connection with the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of LifeMinders Common Stock.

Very truly yours,

/s/ LEGG MASON WOOD WALKER, INCORPORATED
---------------------------------------------------------
LEGG MASON WOOD WALKER, INCORPORATED

                                                                         ANNEX E

                                VOTING AGREEMENT

PARTIES:  The Stockholders listed on the Signature pages hereto
          CROSS MEDIA MARKETING CORPORATION
          a Delaware corporation ("XMM")
          461 Fifth Avenue, 19th Floor
          New York, NY 10017
DATE:     August   , 2001

     BACKGROUND: XMM and LifeMinders, Inc., a Delaware corporation ("LifeMinders"), have entered into an Agreement and Plan of Merger dated as of July 18, 2001 (as amended and supplemented from time-to-time hereafter, the "Merger Agreement"), which provides (subject to the conditions set forth therein) for the merger, of LifeMinders with and into XMM (the "Merger"). The persons listed on the signature page under "Stockholders" (individually, a "Stockholder" and collectively, the "Stockholders") are stockholders of LifeMinders. As a condition to the willingness of XMM to amend the Merger Agreement, XMM has required that the Stockholders enter into, and in order to induce XMM to amend the Merger Agreement, the Stockholders have agreed to enter into, this Agreement.

     INTENDING TO BE LEGALLY BOUND, in consideration of the foregoing and the mutual agreements contained herein and in the Merger Agreement, the parties hereto agree as follows:

     1.  CERTAIN DEFINITIONS

     (a) All capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement.

     (b) "EXPIRATION DATE" shall mean the earlier of (i) the date upon which the Merger Agreement is terminated, and (ii) the date upon which the Merger becomes effective in accordance with the terms and conditions of the Merger Agreement.

     (c) A Stockholder shall be deemed to "OWN" or to have acquired "OWNERSHIP" of a security if the Stockholder: (i) is a record owner of such security; or
(ii) is a "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

     (d) The "RECORD DATE" for a particular matter shall be the date fixed for persons entitled: (i) to receive notice of, and to vote at, a meeting of the stockholders of LifeMinders called for the purpose of voting on such matter; or
(ii) to take action by written consent of the stockholders of LifeMinders with respect to such matter.

     (e) "SUBJECT SECURITIES" shall mean with respect to each Stockholder the securities of LifeMinders (including shares of LifeMinders Common Stock and options, warrants and other rights to acquire shares of LifeMinders Common Stock) Owned by the Stockholder (individually or jointly) as of the date of this Agreement and set forth below such Stockholder's name on the signature page hereof.

     (f) A Person shall be deemed to have effected a "TRANSFER" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security including, without limitation, transfers of such security to the stockholders, partners or equity holders of such person as a dividend or other distribution; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein including, without limitation, an agreement or commitment contemplating the possible transfer of such security to the stockholders, partners, or equity holders of such person as a dividend or distribution.

     2.  TRANSFER OF SUBJECT SECURITIES

     (a) TRANSFEREE OF SUBJECT SECURITIES TO BE BOUND BY THIS AGREEMENT. Each of the Stockholders agrees that, during the period from the date of this Agreement through the Expiration Date, such Stockholder shall not cause or permit any Transfer of any of the Subject Securities Owned by such Stockholder to be effected unless each Person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have executed a counterpart of this Agreement as a Stockholder (with such modifications as XMM may reasonably request) as a result of the Transfer.

     (b) TRANSFER OF VOTING RIGHTS. Each of the Stockholders agrees that, during the period from the date of this Agreement through the Expiration Date, such Stockholder shall ensure that: (a) none of the Subject Securities Owned by such Stockholder is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement (other than this Agreement) is entered into, with respect to any of the Subject Securities Owned by such Stockholder.

     3. VOTING OF SHARES. Each of the Stockholders covenants and agrees that, during the period from the date of this Agreement through the Expiration Date, at any meeting of the stockholders of LifeMinders (including the LifeMinders Stockholders' Meeting), however called, and at every adjournment or postponement thereof, and in any action by written consent of the stockholders of LifeMinders unless otherwise directed in writing by XMM, such Stockholder shall (i) appear in person or by proxy, or cause the holder of record as of the Record Date to appear in person or by proxy, for the purpose of establishing a quorum, and (ii) vote or cause to be voted all Subject Securities that are Owned by such Stockholder (individually or jointly) as of the Record Date and entitled to vote thereon in favor of the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement.

     4.  [INTENTIONALLY OMITTED.]

     5. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS. Each Stockholder, severally and not jointly, represents and warrants to XMM as follows:

          (a) AUTHORIZATION. Such Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform such Stockholder's obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

          (b) NO CONFLICTS, REQUIRED FILINGS AND CONSENTS.

             (i) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not: (A) conflict with or violate any law, order, decree or judgment applicable to such Stockholder or by which such Stockholder or any of such Stockholder's properties are bound or affected; or (B) result in any breach of or constitute a default or breach (immediately or after the giving of notice, passage of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Subject Securities pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties is bound or affected.

             (ii) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent of any Person.

          (c) TITLE TO SUBJECT SECURITIES. As of the date hereof, such Stockholder Owns the number of issued and outstanding shares of LifeMinders Common Stock set forth below such Stockholder's name on the signature page hereof, and the number of options, warrants and other rights to acquire shares of LifeMinders Common Stock set forth below such Stockholder's name on the signature page hereof.

          (d) ACCURACY OF REPRESENTATIONS. The representations and warranties of such Stockholder contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

     6.  OTHER COVENANTS OF THE STOCKHOLDERS.

     (a) STOCKHOLDERS' MEETING AND PRE-CLOSING COOPERATION. Each of the Stockholders covenants and agrees that upon the request of XMM, such Stockholder shall promptly take any and all actions within such Stockholder's power that are necessary or desirable to cause the LifeMinders Stockholders' Meeting to be held pursuant to Section 251 of the Delaware General Corporation Law, as amended, or any other applicable law.

     (b) FURTHER ASSURANCES. At any time and from time-to-time after the date hereof through the Closing Date, and without additional consideration, each of the Stockholders will take such action and execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, proxies, consents and other instruments as XMM may reasonably request for the purpose of effectively carrying out this Agreement.

     7.  RULE 145

     (a) Stockholder understands that the common stock of XMM being issued in the Merger ("XMM Shares") will be issued pursuant to a registration statement on Form S-4, and that Stockholder may be deemed an "affiliate" of LifeMinders as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act of 1933, as amended (the " Securities Act"). Stockholder agrees that if such Stockholder is such an "affiliate", Stockholder shall not effect any sale, transfer or other disposition of any XMM Shares unless:

          (i) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act;

          (ii) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 under the Act, as evidenced by a broker's letter and a representation letter executed by Stockholder(satisfactory in form and content to XMM) stating that such requirements have been met;

          (iii) counsel reasonably satisfactory to XMM shall have advised XMM in a written opinion letter (satisfactory in form and content to XMM), upon which XMM may rely, that such sale, transfer or other disposition will be exempt from registration under the Act; or

          (iv) an authorized representative of the Securities and Exchange Commission ("SEC") shall have rendered written advice to Stockholder to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to XMM.

     (b) Stockholder acknowledges and agrees that (a) stop transfer instructions will be given to XMM's transfer agent with respect to the XMM Shares, and (b) each certificate representing any of such shares shall bear a legend identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise):

     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145(d) OF THE SECURITIES ACT OF 1933 APPLIES AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH RULE OR AS OTHERWISE PROVIDED IN SECTION 7 OF A VOTING AGREEMENT DATED AS OF AUGUST
                 , 2001, BETWEEN THE REGISTERED HOLDER HEREOF AND

     THE ISSUER, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER."

     (c) XMM covenants and agrees to remove, or have removed, the legend set forth in paragraph (b) of this Section 7 by delivery of substitute certificates without such legend for a Stockholder if the Stockholder shall have delivered to XMM (i) a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to XMM to the effect that such legend is not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence that the shares represented by such certificates have been transferred in a transaction made in conformity with the provisions of Rule 145. XMM agrees that it will not unreasonably refuse to consent to, or unreasonably delay, the removal of the foregoing legends.

     (d) By its execution hereof, XMM agrees that it will, as long as any Stockholder Owns any XMM Shares, take all reasonable efforts to make timely filings with the SEC of all reports required to be filed by it pursuant to the Exchange Act of 1934, as amended, and will promptly furnish upon written request of any Stockholder a written statement confirming that such reports have been so timely filed. Notwithstanding the foregoing, XMM shall not be bound by this
Section 7(d) if all XMM Shares held by a Stockholder may be sold under Rule 144(k) or Rule 145(d)(3) of the Securities Act or when all XMM Shares held by a Stockholder have been registered for resale under the Securities Act.

     8.  MISCELLANEOUS.

     (a) NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements in this Agreement shall terminate upon the Expiration Date except Section 7 which shall survive the Effective Time and remain in full force and effect with respect to each Stockholder and XMM until the earlier of (i) such time as that Stockholder has disposed of all of his XMM Shares in compliance with Section 7(a), or (ii) such time as that Stockholder shall have satisfied the requirements of Rule 145(d)(2) or (d)(3); provided, however, that nothing in this Section 8(a) shall relieve any Stockholder from liability after the Expiration Date for any breach on or prior to the Expiration Date of any representation, warranty, or agreement made by such Stockholder in this Agreement.

     (b) NOTICES. All notices, consents or other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or one (1) business day after being sent by a nationally recognized overnight delivery service, postage or delivery charges prepaid or five (5) business days after being sent by registered or certified mail, return receipt requested, postage charges prepaid. Notices also may be given by prepaid facsimile and shall be effective on the date transmitted if confirmed within 48 hours thereafter by a signed original sent in one of the manners provided in the preceding sentence. Notices to XMM shall be sent to its address stated on page one of this Agreement to the attention of Richard Kaufman, with a copy sent simultaneously to the attention of Blank Rome Comisky & McCauley LLP, One Logan Square, Philadelphia, Pennsylvania, 19103, Attention: Lawrence Finkelstein, Esquire. Notices to the Stockholders shall be sent to their respective addresses stated on the signature page of this Agreement. Any party may change its address for notice and the address to which copies must be sent by giving notice of the new addresses to the other parties in accordance with this Section 8(b), provided that any such change of address notice shall not be effective unless and until received.

     (c) ENTIRE UNDERSTANDING. This Agreement and the other agreements referred to herein, state the entire understanding among the parties with respect to the subject matter hereof, and supersede all prior oral and written communications and agreements, and all contemporaneous oral communications and agreements, with respect to the subject matter hereof. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     (d) WAIVERS. Except as otherwise expressly provided herein, no waiver with respect to this Agreement shall be enforceable unless in writing and signed by the party against whom enforcement is sought. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between or among any of the parties, shall constitute a waiver of or shall preclude any other for further exercise of, any right, power or remedy.

     (e) SEVERABILITY. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

     (f) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart hereof.

     (g) SECTION HEADINGS. Section and subsection headings in this Agreement are for convenience of reference only, do not constitute a part of this Agreement, and shall not affect its interpretation.

     (h) REFERENCES. All words used in this Agreement shall be construed to be of such number and gender as the context requires or permits.

     (i) CONTROLLING LAW. THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

     (j) JURISDICTION AND PROCESS. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (i) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the State of Delaware, (ii) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware, (iii) each of the parties irrevocably waives the right to trial by jury, (iv) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8(b), and (v) the prevailing parties shall be entitled to recover their reasonable attorneys' fees and court costs from the other parties.

     (k) NON-EXCLUSIVITY. The rights and remedies of XMM hereunder are not exclusive of or limited by any other rights or remedies which XMM may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

     (l) BANKRUPTCY QUALIFICATION. Each representation or warranty made in or pursuant to this Agreement regarding the enforceability of any contract shall be qualified to the extent that such enforceability may be effected by bankruptcy, insolvency and other similar laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors' rights and remedies.

     (m) CONSTRUCTION. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words "include" and "including" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

     (n) ASSIGNMENT; BINDING EFFECT. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon each of the Stockholders and his, her or its heirs, successors and assigns, and shall inure to the benefit of XMM and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     (o) SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that XMM shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of proper jurisdiction, this being in addition to any other remedy to which XMM is entitled at law or in equity.

     (p) OTHER AGREEMENTS AND INDEPENDENCE OF OBLIGATIONS. Nothing in this Agreement shall limit any of the rights or remedies of XMM or any of the obligations of the Stockholders under any other agreement. The covenants and obligations of the Stockholders set forth in this Agreement shall be construed as independent of any other agreement or arrangement between any or all of the Stockholders, on the one hand, and LifeMinders or XMM, on the other. The existence of any claim or cause of action by any or all of the Stockholders against XMM or LifeMinders shall not constitute a defense to the enforcement of any of such covenants or obligations against any or all of the Stockholders.

     (q) OBLIGATIONS OF STOCKHOLDERS; SIGNATURES OF ALL STOCKHOLDERS NOT REQUIRED. The obligations of the Stockholders under this Agreement shall be several and not joint. Each Stockholder agrees that the failure of any other Stockholder listed on the signature page to execute and deliver this Agreement shall not affect in any way the validity or enforceability of this Agreement with respect to those Stockholders who have executed this Agreement or the rights of XMM under this Agreement.

                     [BALANCE OF PAGE INTENTIONALLY BLANK]

     IN WITNESS WHEREOF, each of the undersigned has caused this Voting Agreement to be executed as of the date first stated above.

                                          CROSS MEDIA MARKETING CORPORATION

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                          STOCKHOLDERS:

                                          --------------------------------------
                                          Name:
                                          Address:
                                          --------------------------------------
                                          --------------------------------------
                                          Facsimile:
                                          --------------------------------------

                                          Number of issued and outstanding
                                          shares of LifeMinders Common Stock
                                          subject to the Agreement:

                                          --------------------------------------

                                          Number of options, warrants and other
                                          rights to acquire shares of
                                          LifeMinders Common Stock subject to
                                          the Agreement:

                                          --------------------------------------

                                                                         ANNEX F

                                VOTING AGREEMENT

PARTIES: THE STOCKHOLDERS LISTED ON THE SIGNATURE PAGES HERETO
         LIFEMINDERS, INC.
         a Delaware corporation ("Lifeminders")
         13530 Dulles Technology Drive
         Suite 500
         Herndon, VA 20170

DATE:    August   , 2001

     BACKGROUND: Cross Media Marketing Corporation, a Delaware corporation ("XMM") and Lifeminders, are entering into an Amended and Restated Agreement and Plan of Merger dated as of the date hereof (as amended and supplemented from time to time hereafter, the "Merger Agreement"), which provides (subject to the conditions set forth therein) for the merger of Lifeminders with and into XMM (the "Merger"). The persons listed on the signature page under "Stockholders" (individually, a "Stockholder" and collectively, the "Stockholders") are stockholders of XMM. As a condition to the willingness of Lifeminders to enter into the Merger Agreement, Lifeminders has required that the Stockholders enter into, and in order to induce Lifeminders to enter into the Merger Agreement, the Stockholders have agreed to enter into, this Agreement.

     INTENDING TO BE LEGALLY BOUND, in consideration of the foregoing and the mutual agreements contained herein and in the Merger Agreement, the parties hereto agree as follows:

     1 CERTAIN DEFINITIONS

     (a) All capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement.

     (b) "EXPIRATION DATE" shall mean the earlier of (i) the date upon which the Merger Agreement is validly terminated pursuant to Section 8.1 thereof, and (ii) the date upon which the Merger becomes effective in accordance with the terms and conditions of the Merger Agreement.

     (c) A Stockholder shall be deemed to "OWN" or to have acquired "OWNERSHIP" of a security if the Stockholder: (i) is a record owner of such security; or
(ii) is a "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

     (d) The "RECORD DATE" for a particular matter shall be the date fixed for persons entitled: (i) to receive notice of, and to vote at, a meeting of the stockholders of XMM called for the purpose of voting on such matter; or (ii) to take action by written consent of the stockholders of XMM with respect to such matter.

     (e) "SUBJECT SECURITIES" shall mean with respect to each Stockholder: (i) all securities of XMM (including shares of XMM Common Stock and all options, warrants and other rights to acquire shares of XMM Common Stock) Owned by the Stockholder (individually or jointly) as of the date of this Agreement; and (ii) all additional securities of XMM (including all additional shares of XMM Common Stock and all additional options, warrants and other rights to acquire shares of XMM Common Stock) of which the Stockholder (individually or jointly) acquires Ownership during the period from the date of this Agreement through the Expiration Date.

     (f) A Person shall be deemed to have effected a "TRANSFER" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security including, without limitation, transfers of such security to the stockholders, partners or equity holders of such person as a dividend or other distribution; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein including, without limitation, an agreement or commitment contemplating the possible transfer of such security to the stockholders, partners, or equity holders of such person as a dividend or distribution.

     2. TRANSFER OF SUBJECT SECURITIES

     (a) TRANSFEREE OF SUBJECT SECURITIES TO BE BOUND BY THIS AGREEMENT. Each of the Stockholders agrees that, during the period from the date of this Agreement through the Expiration Date, such Stockholder shall not cause or permit any Transfer of any of the Subject Securities Owned by such Stockholder to be effected unless each Person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have executed a counterpart of this Agreement as a Stockholder (with such modifications as Lifeminders may reasonably request) as a result of the Transfer.

     (b) TRANSFER OF VOTING RIGHTS. Each of the Stockholders agrees that, during the period from the date of this Agreement through the Expiration Date, such Stockholder shall ensure that: (a) none of the Subject Securities Owned by such Stockholder is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement (other than this Agreement) is entered into, with respect to any of the Subject Securities Owned by such Stockholder.

     3. VOTING OF SHARES. Each of the Stockholders covenants and agrees that, during the period from the date of this Agreement through the Expiration Date, at any meeting of the stockholders of XMM (including the XMM Stockholders' Meeting), however called, and at every adjournment or postponement thereof, and in any action by written consent of the stockholders of XMM unless otherwise directed in writing by Lifeminders, such Stockholder shall (i) appear in person or by proxy, or cause the holder of record as of the Record Date to appear in person or by proxy, for the purpose of establishing a quorum, and (ii) vote or cause to be voted all issued and outstanding shares of XMM Common Stock that are Owned by such Stockholder (individually or jointly) as of the Record Date in favor of the adoption of the Merger Agreement and approval of the Certificate Amendment.

     4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS. Each Stockholder, severally and not jointly, represents and warrants to Lifeminders as follows:

          (a) AUTHORIZATION. Such Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform such Stockholder's obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

          (b) NO CONFLICTS, REQUIRED FILINGS AND CONSENTS.

          (i) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not: (A) conflict with or violate any law, order, decree or judgment applicable to such Stockholder or by which such Stockholder or any of such Stockholder's properties are bound or affected; or (B) result in any breach of or constitute a default or breach (immediately or after the giving of notice, passage of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Subject Securities pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties is bound or affected.

          (ii) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent of any Person.

          (c) TITLE TO SUBJECT SECURITIES. As of the date hereof, such Stockholder Owns in the aggregate (including shares owned of record and shares owned beneficially) the number of issued and outstanding shares of XMM Common Stock set forth below such Stockholder's name on the signature page hereof, and the number of options, warrants and other rights to acquire shares of

     XMM Common Stock set forth below such Stockholder's name on the signature page hereof, and does not directly or indirectly Own, any shares of capital stock of XMM, or any option, warrant or other right to acquire any shares of capital stock of XMM, other than the shares and options, warrants and other rights set forth below such Stockholder's name on the signature page hereof.

          (d) ACCURACY OF REPRESENTATIONS. The representations and warranties of such Stockholder contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

     5. OTHER COVENANTS OF THE STOCKHOLDERS.

     (a) STOCKHOLDERS' MEETING AND PRE-CLOSING COOPERATION. Each of the Stockholders covenants and agrees that upon the request of Lifeminders, such Stockholder shall promptly take any and all actions within such Stockholder's power that are necessary or desirable to cause the XMM Stockholders' Meeting to be held pursuant to Section 251 of the Delaware General Corporation Law, as amended, or any other applicable law.

     (b) FURTHER ASSURANCES. At any time and from time-to-time after the date hereof through the Closing Date, and without additional consideration, each of the Stockholders will take such action and execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, proxies, consents and other instruments as Lifeminders may reasonably request for the purpose of effectively carrying out this Agreement.

     6.  MISCELLANEOUS.

     (a) NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the Stockholders in this Agreement shall terminate upon the Expiration Date; provided, however, that nothing in this Section 6(a) shall relieve any Stockholder from liability after the Expiration Date for any breach on or prior to the Expiration Date of any representation, warranty, or agreement made by such Stockholder in this Agreement.

     (b) NOTICES. All notices, consents or other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or one (1) business day after being sent by a nationally recognized overnight delivery service, postage or delivery charges prepaid or five (5) business days after being sent by registered or certified mail, return receipt requested, postage charges prepaid. Notices also may be given by prepaid facsimile and shall be effective on the date transmitted if confirmed within 48 hours thereafter by a signed original sent in one of the manners provided in the preceding sentence. Notices to Lifeminders shall be sent to its address stated on page one of this Agreement to the attention of Keith Mendelson, with a copy sent simultaneously to the attention of Shaw Pittman, 1650 Tysons Blvd., 14th Floor, McLean, VA 22102,
Attn: Craig Chason, Esquire. Notices to the Stockholders shall be sent to their respective addresses stated on the signature page of this Agreement. Any party may change its address for notice and the address to which copies must be sent by giving notice of the new addresses to the other parties in accordance with this Section 6(b), provided that any such change of address notice shall not be effective unless and until received.

     (c) ENTIRE UNDERSTANDING. This Agreement and the other agreements referred to herein, state the entire understanding among the parties with respect to the subject matter hereof, and supersede all prior oral and written communications and agreements, and all contemporaneous oral communications and agreements, with respect to the subject matter hereof. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     (d) WAIVERS. Except as otherwise expressly provided herein, no waiver with respect to this Agreement shall be enforceable unless in writing and signed by the party against whom enforcement is sought. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between or among any of the parties, shall constitute a waiver of or shall preclude any other for further exercise of, any right, power or remedy.

     (e) SEVERABILITY. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

     (f) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart hereof.

     (g) SECTION HEADINGS. Section and subsection headings in this Agreement are for convenience of reference only, do not constitute a part of this Agreement, and shall not affect its interpretation.

     (h) REFERENCES. All words used in this Agreement shall be construed to be of such number and gender as the context requires or permits.

     (i) CONTROLLING LAW. THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

     (j) JURISDICTION AND PROCESS. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (i) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the State of Delaware, (ii) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware, (iii) each of the parties irrevocably waives the right to trial by jury, (iv) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8(b), and (v) the prevailing parties shall be entitled to recover their reasonable attorneys' fees and court costs from the other parties.

     (k) NON-EXCLUSIVITY. The rights and remedies of Lifeminders hereunder are not exclusive of or limited by any other rights or remedies which Lifeminders may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

     (l) BANKRUPTCY QUALIFICATION. Each representation or warranty made in or pursuant to this Agreement regarding the enforceability of any contract shall be qualified to the extent that such enforceability may be effected by bankruptcy, insolvency and other similar laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors' rights and remedies.

     (m) CONSTRUCTION. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words "include" and "including" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

     (n) ASSIGNMENT; BINDING EFFECT. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon each of the Stockholders and his, her or its heirs, successors and assigns, and shall inure to the benefit of Lifeminders and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     (o) SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that Lifeminders shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of proper jurisdiction, this being in addition to any other remedy to which Lifeminders is entitled at law or in equity.

     (p) OTHER AGREEMENTS AND INDEPENDENCE OF OBLIGATIONS. Nothing in this Agreement shall limit any of the rights or remedies of Lifeminders or any of the obligations of the Stockholders under any other agreement. The covenants and obligations of the Stockholders set forth in this Agreement shall be construed as independent of any other agreement or arrangement between any or all of the Stockholders, on the one hand, and Lifeminders or XMM, on the other. The existence of any claim or cause of action by any or all of the Stockholders against XMM or Lifeminders shall not constitute a defense to the enforcement of any of such covenants or obligations against any or all of the Stockholders.

     (q) OBLIGATIONS OF STOCKHOLDERS; SIGNATURES OF ALL STOCKHOLDERS NOT REQUIRED. The obligations of the Stockholders under this Agreement shall be several and not joint. Each Stockholder agrees that the failure of any other Stockholder listed on the signature page to (i) execute and deliver this Agreement or (ii) perform such Stockholder's obligations hereunder shall not affect in any way the validity or enforceability of this Agreement with respect to those Stockholders who have executed this Agreement or the rights of Lifeminders under this Agreement.

                     [BALANCE OF PAGE INTENTIONALLY BLANK]

     IN WITNESS WHEREOF, each of the undersigned has caused this Voting Agreement to be executed as of the date first stated above.

                                          LIFEMINDERS, INC.

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                          STOCKHOLDERS:

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:
                                          Address:
                                               ---------------------------------
                                               ---------------------------------
                                          Facsimile:
                                                --------------------------------

                                          Number of issued and outstanding
                                          shares of XMM Common Stock Owned of
                                          record as of the date of this
                                          Agreement:

                                          --------------------------------------

                                          Number of options, warrants and other
                                          rights to acquire shares of XMM Common
                                          Stock owned of record as of the date
                                          of this Agreement:

                                          --------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTOR AND OFFICERS

     The Delaware General Corporation Law (the "DGCL") provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by third parties and in connection with actions or suits by or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees and agents, against expenses (including attorney's fees) and, in the case of actions, suits or proceedings brought by third parties, against judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.

     Cross Media's amended and restated certificate of incorporation and amended provide for indemnification to the fullest extent permitted by the DGCL to Cross Media's directors and officers. Reference is made to Cross Media's amended and restated certificate of incorporation filed as Exhibit 3.1 hereto.

     In addition, Cross Media's amended and restated certificate of incorporation eliminates, to the fullest extent permitted by the DGCL, a Cross Media director's personal liability to Cross Media or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Cross Media has obtained directors and officers' liability insurance that covers certain liabilities, including liabilities to Cross Media and its stockholders in the amount of $25 million.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

 2.1        Agreement and Plan of Merger, dated July 18, 2001, among
            Cross Media Marketing Corporation and LifeMinders, Inc.
            (included in the joint proxy statement/prospectus as Annex
            A).
 3.1(1)     Amended and Restated Certificate of Incorporation of Cross
            Media.
 3.2(2)     Certificate of Amendment to the Amended and Restated
            Certificate of Incorporation of Cross Media.
 3.3(3)     Certificate of Amendment to the Amended and Restated
            Certificate of Incorporation of Cross Media.
 3.4(4)     Certificate of Designation of Series A Convertible Preferred
            Stock, par value $.001, filed with the Secretary of State of
            Delaware on January 28, 2000.
 3.5(5)     Certificate of Elimination of Series A Preferred, filed with the Secretary of State of Delaware on June 9, 2000.
 3.6(4)     Certificate of Designation of Series B Convertible Preferred
            Stock, par value $.001 filed with the Secretary of State of
            Delaware on January 28, 2000.
 3.7(4)     Certificate of Designation of Series C Convertible Preferred
            Stock, par value $.001, of Cross Media filed with the
            Secretary of State of Delaware on January 28, 2000.
 3.8(6)     Certificate of Designation of Series A Convertible Preferred
            Stock, par value $.001, of Cross Media filed with the
            Secretary of State of Delaware on June 9, 2000.
 3.9(2)     Corrected Certificate of Designation of Series A Convertible
            Preferred Stock of Cross Media filed with the Secretary of
            State of Delaware on August 1, 2000.
 3.10(7)    Amended and Restated Bylaws of Cross Media.
 4.1(2)     Revised Common Stock Purchase Warrant to Purchase 225,000
            shares of Cross Media Common Stock issued to The Shaar Fund,
            Ltd., dated June 9, 2000.

 4.2(2)     Common Stock Purchase Warrant to Purchase 150,000 shares of
            Cross Media Common Stock issued to The Shaar Fund, Ltd.,
            dated August 1, 2000.
 4.3(2)     Warrant Certificate dated August 23, 1999 issued to Steven
            Antebi representing the right to purchase 850,000 shares of
            Cross Media Common Stock.
 4.4(5)     Form of Common Stock Purchase Warrant (without cashless
            exercise provisions issued to former holders of Series A, B and C convertible preferred stock, various consultants,
            professionals and others).
 4.5(5)     Form of Common Stock Purchase Warrant (with cashless
            exercise provisions issued to various consultants,
            professional and others).
 4.6(5)     Form of Common Stock Purchase Warrant issued to various call center proprietors.
 4.7(5)     Warrant Certificate issued to Imperial Credit Industries,
            Inc., as nominee for Coast Business Credit, representing the right to purchase 300,000 shares of Cross Media Common Stock
            (subject to anti-dilution adjustments).
 4.8(5)     Warrant Certificate issued to Interactive Marketing
            Technologies Group, Inc. representing the right to purchase up to 330,000 shares of Cross Media Common Stock.
 4.9(5)     Warrant Certificate issued to Steven Vanechanos representing the right to purchase up to 125,000 shares of Cross Media
            Common Stock.
 4.10(5)    Warrant Certificate issued to East Coast Magazine Sales
            representing the right to purchase up to 150,000 shares of
            Cross Media Common Stock.
 4.11(5)    Warrant Certificate issued to International Marketing
            Association, Inc. representing the right to purchase up to
            250,000 shares of Cross Media Common Stock.
 5.1(16)    Opinion of Blank Rome Comisky & McCauley LLP as to the
            validity of the issuance of the shares of Cross Media common stock to be issued in the merger.
 8.1(16)    Opinion of Blank Rome Comisky & McCauley LLP concerning tax matters.
 8.2(16)    Opinion of Shaw Pittman LLP concerning tax matters.
10.1(4)     Coast Credit Loan and Security Agreement, between Coast
            Business Credit, a division of Southern Pacific Bank
            ("Coast") and Direct Sales International, Inc., dated as of
            January 28, 2000.
10.2(4)     Amendment to Coast Credit Loan and Security Agreement,
            between Coast and Direct Sales International, Inc., dated as of January 28, 2000.
10.3(a)(4)  Amendment to Loan Documents between Coast and Media
            Outsourcing, Inc., dated as of March 2000.
10.3(b)(4)  Second Amendment to Coast Credit Loan and Security
            Agreement, between Coast and Direct Sales International,
            Inc., dated as of March 6, 2000.
10.4(4)     Amendment to Coast Credit Loan and Security Agreement,
            between Coast and Direct Sales International, Inc., dated as of March 30, 2000.
10.5(4)     Continuing Guaranty executed by Cross Media as Guarantor, in favor of Coast, with respect to the indebtedness of Direct
            Sales International, Inc., dated as of January 28, 2000.
10.6(a)(5)  Lease Agreement, dated as of October 1, 1996, between P & T
            Properties, L.L.C., Lessor, and Direct Sales International,
            L.P., Lessee.
10.6(b)(5)  First Amendment to Lease Agreement, dated as of January 1,
            1999, between P & T Properties, L.L.C., Lessor, and Direct
            Sales International, L.P., Lessee.
10.7(6)     Registration Rights Agreement, dated as of June 9, 2000,
            between Cross Media and the holder of the New Series A
            Shares.
10.8(8)     Letter Agreement between Cross Media and The Shaar Fund
            Ltd., holder of the Series A Convertible Preferred Stock,
            dated as of July 18, 2001.
10.9(8)     Agreement between Cross Media and The Shaar Fund Ltd., dated as of July 18, 2001.

10.10(9)    Letter Agreement between Cross Media and the Shaar Ltd.,
            holder of the Series A Convertible Preferred Stock, dated as of June 8, 2001.
10.11(10)   Letter Agreement between Cross Media and the holders of the
            Series B Convertible Preferred Stock, dated as of June 16,
            2000.
10.12(7)    Employment Agreement between Cross Media and Ronald Altbach dated as of January 1, 1999.
10.13(2)    Employment Agreement between Cross Media and Richard
            Kaufman, dated as of May 1, 2000.
10.14(a)(2) Employment Agreement between Cross Media and Polly Bauer dated as of September 20, 1999.
10.14(b)(5) Summary of terms of agreement between Cross Media and Polly
            Bauer relating to the termination of her employment with
            Cross Media, effective as of December 31, 2000.
10.15(2)    Employment Agreement between Cross Media and Tim S. Ledwick dated as of September 21, 1999.
10.16(11)   Employment Agreement between Cross Media and Andrew Nelson, dated as of November 21, 2000.
10.17(11)   Employment Agreement between Cross Media and Chet Borgida, dated as of May 7, 2001.
10.18       Employment Agreement between Cross Media and Dan Berman,
            dated as of July 16, 2001.
10.19(5)    Employment Agreement between Symposium Fusion, Inc. (f/k/a
            WeFusion.com, Inc.) and Christopher Thompson, dated as of
            November 30, 2000.
10.20(5)    Employment Agreement between Media Outsourcing Inc. (f/k/a
            Direct Sales International, Inc.) and Dennis Gougion, dated as of January 28, 2000.
10.21(5)    1998 Stock Option Plan of Cross Media, as amended as of
            December 31, 2000.
10.22(5)    Letter Agreement, dated as of April 24, 2000, by and among
            Cross Media and the holders of the Series C Shares.
10.23(5)    Letter Agreement, dated as of May 30, 2000, by and among
            Cross Media and the holders of the Series C Shares.
10.24(5)    Letter Agreement, dated as of July 18, 2000, by and among
            Cross Media and the holders of the Series C Shares.
10.25(3)    Letter Agreement, dated as of December 19, 2000, by and
            among Cross Media and the holders of the Series C Shares.
10.26(3)    Letter Agreement, dated as of December 28, 2000, by and
            among the Shaar Fund and Cross Media.
10.27(5)    Agreement and Plan of Merger, dated as of November 30, 2000, by and among WeFusion.com, Inc., Cross Media, Symposium
            Fusion, Inc. and certain stockholders of WeFusion.com, Inc.
10.28(12)   Agreement of Lease, dated as of February 16, 2001, between
            Cross Media and 461 Fifth Avenue Associates LLC.
10.29(12)   Letter Agreement, dated as of January 25, 2001, among Cross
            Media and the holders of the Series C Convertible Preferred
            Stock.
10.30(12)   Letter Agreement, dated as of February 15, 2001, among Cross
            Media and the holders of the Series C Convertible Preferred
            Stock.
10.31(12)   Employment Agreement, dated as of May 1, 2001, between Cross
            Media and Ronald Altbach.
10.32(12)   Amendment to Employment Agreement, dated as of May 1, 2001, between Cross Media and Richard Kaufman.

10.33(12)   Registration Rights Agreement, dated as of February 15,
            2001, between Cross Media and Koyah Leverage Partners L.P.
10.34(12)   Agreement, dated as of May 10, 2001, among Cross Media,
            Richard Prochnow and RLP Holdings, L.P.
10.35(12)   Letter Agreement, dated as of May 1, 2001, between Cross
            Media and the holder of the outstanding shares of Series A
            Convertible Preferred Stock.
10.36(13)   1998 Stock Option Plan of LifeMinders.
10.37(14)   2000 Stock Incentive Plan of LifeMinders.
10.38(14)   WITI Corporation 1996 Stock Option Plan.
10.39(15)   smartRay Network, Inc. Stock Option and Restricted Stock
            Purchase Plan.
10.40       Ecoupons.com, Inc. 1999 Stock Option Plan.
10.41(11)   Services Agreement, dated as of July 1, 2001, between Media
            Outsourcing, Inc. and TBC Telemarketing, Inc. d/b/a TBC
            Consulting Group.
10.42(11)   Letter Agreement, dated as of May 1, 2001, between Cross
            Media and the holder of the outstanding Series A Convertible
            Preferred Stock.
10.43(11)   Limited Waiver Agreement, dated as of May 16, 2001, between
            Coast and Media Outsourcing, Inc.
10.44(11)   Limited Liability Company Agreement, dated as of June 8,
            2001, between Media Outsourcing, Inc. and JWE Holdings, Inc.
21.1(5)     Subsidiaries of Cross Media.
23.1        Consent of Grant Thornton LLP.
23.2        Consent of PricewaterhouseCoopers LLP.
23.3(16)    Consent of Blank Rome Comisky & McCauley LLP (included in
            Exhibit 5.1).
23.4(16)    Consent of Shaw Pittman LLP.
23.5        Consent of Robertson Stephens, Inc.
23.6        Consent of Legg Mason Wood Walker Incorporated.
24.1        Power of attorney (included on signature page).
99.1(16)    Cross Media's Proxy Card.
99.2(16)    LifeMinders' Proxy Card.
99.3(16)    Election Form.

---------------
 (1) Incorporated by reference to Cross Media's Form 10-12G filed with the SEC on February 24, 1999.

 (2) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, filed with the SEC on November 11, 2000.

 (3) Incorporated by reference to Cross Media's Current Report on Form 8-K filed with the SEC on December 29, 2000.

 (4) Incorporated by reference to Cross Media's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, filed with the SEC on April 12, 2000.

 (5) Incorporated by reference to Cross Media's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, filed with the SEC on March 26, 2001.

 (6) Incorporated by reference to Cross Media's Report on Form 8-K, filed with the SEC on June 16, 2000.

 (7) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999, filed with the SEC on August 16, 1999.

 (8) Incorporated by reference to Cross Media's Current Report on Form 8-K filed with the SEC on July 25, 2001.

 (9) Incorporated by reference to Cross Media's Current Report on Form 8-K filed with the SEC on June 15, 2001.

(10) Incorporated by reference to Cross Media's Report on Form 8-K filed with the SEC on July 21, 2000.

(11) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001.

(12) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001.

(13) Incorporated by reference to LifeMinders' Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on October 29, 1999.

(14) Incorporated by reference to LifeMinders' Registration Statement on Form S-8 filed with the SEC on June 27, 2000.

(15) Incorporated by reference to LifeMinders' Registration Statement on Form S-8 filed with the SEC on September 29, 2000.

(16) To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES

     None.

     (c) REPORT, OPINION OR APPRAISAL EXHIBITS

     1. Opinion of Robertson Stephens, Inc. (included in the joint proxy statement/prospectus as Annex C).

     2. Opinion of Legg Mason Wood Walker Incorporated (included in the joint proxy statement/prospectus as Annex D).

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

             (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

             (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the date indicated.

                                          Cross Media Marketing Corporation

Date: August 21, 2001                     By: /s/ RONALD ALTBACH
                                            ------------------------------------
                                              Ronald Altbach
                                              Chairman, Director and Chief
                                              Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald Altbach and Chet Borgida, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and the requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirement of the Securities Act of 1933, as this Registration Statement has been signed below by the following persons as of August 21, 2001, in the capacities indicated:

                    SIGNATURES                                             TITLE
                    ----------                                             -----

/s/ RONALD ALTBACH                                   Chief Executive Officer, Director and Chairman
---------------------------------------------------  (principal executive officer)
Ronald Altbach

/s/ RICHARD KAUFMAN                                  Director, President and Chief Operating Officer
---------------------------------------------------
Richard Kaufman

/s/ CHET BORGIDA                                     Chief Financial Officer (principal financial
---------------------------------------------------  officer and principal accounting officer)
Chet Borgida

/s/ RICHARD COHEN                                    Director
---------------------------------------------------
Richard Cohen

                                                     Director
---------------------------------------------------
Bruce Dorskind

/s/ KEN LAMBERT                                      Director
---------------------------------------------------
Ken Lambert

                                 EXHIBIT INDEX

2.1             Agreement and Plan of Merger, dated July 18, 2001, among
                Cross Media Marketing Corporation and LifeMinders, Inc.
                (included in the joint proxy statement/prospectus as Annex
                A).

3.1(1)          Amended and Restated Certificate of Incorporation of Cross
                Media.
3.2(2)          Certificate of Amendment to the Amended and Restated
                Certificate of Incorporation of Cross Media.
3.3(3)          Certificate of Amendment to the Amended and Restated
                Certificate of Incorporation of Cross Media.
3.4(4)          Certificate of Designation of Series A Convertible Preferred
                Stock, par value $.001, filed with the Secretary of State of
                Delaware on January 28, 2000.
3.5(5)          Certificate of Elimination of Series A Preferred, filed with the Secretary of State of Delaware on June 9, 2000.
3.6(4)          Certificate of Designation of Series B Convertible Preferred
                Stock, par value $.001 filed with the Secretary of State of
                Delaware on January 28, 2000.
3.7(4)          Certificate of Designation of Series C Convertible Preferred
                Stock, par value $.001, of Cross Media filed with the
                Secretary of State of Delaware on January 28, 2000.
3.8(6)          Certificate of Designation of Series A Convertible Preferred
                Stock, par value $.001, of Cross Media filed with the
                Secretary of State of Delaware on June 9, 2000.
3.9(2)          Corrected Certificate of Designation of Series A Convertible
                Preferred Stock of Cross Media filed with the Secretary of
                State of Delaware on August 1, 2000.
3.10(7)         Amended and Restated Bylaws of Cross Media.
4.1(2)          Revised Common Stock Purchase Warrant to Purchase 225,000
                shares of Cross Media Common Stock issued to The Shaar Fund,
                Ltd., dated June 9, 2000.
4.2(2)          Common Stock Purchase Warrant to Purchase 150,000 shares of
                Cross Media Common Stock issued to The Shaar Fund, Ltd.,
                dated August 1, 2000.
4.3(2)          Warrant Certificate dated August 23, 1999 issued to Steven
                Antebi representing the right to purchase 850,000 shares of
                Cross Media Common Stock.
4.4(5)          Form of Common Stock Purchase Warrant (without cashless
                exercise provisions issued to former holders of Series A, B and C convertible preferred stock, various consultants,
                professionals and others).
4.5(5)          Form of Common Stock Purchase Warrant (with cashless
                exercise provisions issued to various consultants,
                professional and others).
4.6(5)          Form of Common Stock Purchase Warrant issued to various call center proprietors.
4.7(5)          Warrant Certificate issued to Imperial Credit Industries,
                Inc., as nominee for Coast Business Credit, representing the right to purchase 300,000 shares of Cross Media Common Stock
                (subject to anti-dilution adjustments).
4.8(5)          Warrant Certificate issued to Interactive Marketing
                Technologies Group, Inc. representing the right to purchase up to 330,000 shares of Cross Media Common Stock.
4.9(5)          Warrant Certificate issued to Steven Vanechanos representing the right to purchase up to 125,000 shares of Cross Media
                Common Stock.
4.10(5)         Warrant Certificate issued to East Coast Magazine Sales
                representing the right to purchase up to 150,000 shares of
                Cross Media Common Stock.
4.11(5)         Warrant Certificate issued to International Marketing
                Association, Inc. representing the right to purchase up to
                250,000 shares of Cross Media Common Stock.
5.1(15)         Opinion of Blank Rome Comisky & McCauley LLP as to the
                validity of the issuance of the shares of Cross Media common stock to be issued in the merger.
8.1(15)         Opinion of Blank Rome Comisky & McCauley LLP concerning tax matters.
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8.2(15)         Opinion of Shaw Pittman LLP concerning tax matters.
10.1(4)         Coast Credit Loan and Security Agreement, between Coast
                Business Credit, a division of Southern Pacific Bank
                ("Coast") and Direct Sales International, Inc., dated as of
                January 28, 2000.
10.2(4)         Amendment to Coast Credit Loan and Security Agreement,
                between Coast and Direct Sales International, Inc., dated as of January 28, 2000.
10.3(a)(4)      Amendment to Loan Documents between Coast and Media
                Outsourcing, Inc., dated as of March 2000.
10.3(b)(4)      Second Amendment to Coast Credit Loan and Security
                Agreement, between Coast and Direct Sales International,
                Inc., dated as of March 6, 2000.
10.4(4)         Amendment to Coast Credit Loan and Security Agreement,
                between Coast and Direct Sales International, Inc., dated as of March 30, 2000.
10.5(4)         Continuing Guaranty executed by Cross Media as Guarantor, in favor of Coast, with respect to the indebtedness of Direct
                Sales International, Inc., dated as of January 28, 2000.
10.6(a)(5)      Lease Agreement, dated as of October 1, 1996, between P & T
                Properties, L.L.C., Lessor, and Direct Sales International,
                L.P., Lessee.
10.6(b)(5)      First Amendment to Lease Agreement, dated as of January 1,
                1999, between P & T Properties, L.L.C., Lessor, and Direct
                Sales International, L.P., Lessee.
10.7(6)         Registration Rights Agreement, dated as of June 9, 2000,
                between Cross Media and the holder of the New Series A
                Shares.
10.8(8)         Letter Agreement between Cross Media and The Shaar Fund
                Ltd., holder of the Series A Convertible Preferred Stock,
                dated as of July 18, 2001.
10.9(8)         Agreement between Cross Media and The Shaar Fund Ltd., dated as of July 18, 2001.
10.10(9)        Letter Agreement between Cross Media and the Shaar Ltd.,
                holder of the Series A Convertible Preferred Stock, dated as of June 8, 2001.
10.11(10)       Letter Agreement between Cross Media and the holders of the
                Series B Convertible Preferred Stock, dated as of June 16,
                2000.
10.12(7)        Employment Agreement between Cross Media and Ronald Altbach dated as of January 1, 1999.
10.13(2)        Employment Agreement between Cross Media and Richard
                Kaufman, dated as of May 1, 2000.
10.14(a)(2)     Employment Agreement between Cross Media and Polly Bauer
                dated as of September 20, 1999.
10.14(b)(5)     Summary of terms of agreement between Cross Media and Polly
                Bauer relating to the termination of her employment with
                Cross Media, effective as of December 31, 2000.
10.15(2)        Employment Agreement between Cross Media and Tim S. Ledwick dated as of September 21, 1999.
10.16(11)       Employment Agreement between Cross Media and Andrew Nelson, dated as of November 21, 2000.
10.17(12)       Employment Agreement between Cross Media and Chet Borgida, dated as of May 7, 2001.
10.18           Employment Agreement between Cross Media and Dan Berman,
                dated as of July 16, 2001.
10.19(5)        Employment Agreement between Symposium Fusion, Inc. (f/k/a
                WeFusion.com, Inc.) and Christopher Thompson, dated as of
                November 30, 2000.
10.20(5)        Employment Agreement between Media Outsourcing Inc. (f/k/a
                Direct Sales International, Inc.) and Dennis Gougion, dated as of January 28, 2000.
10.21(5)        1998 Stock Option Plan of Cross Media, as amended as of
                December 31, 2000.
10.22(5)        Letter Agreement, dated as of April 24, 2000, by and among
                Cross Media and the holders of the Series C Shares.
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
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10.23(5)        Letter Agreement, dated as of May 30, 2000, by and among
                Cross Media and the holders of the Series C Shares.
10.24(5)        Letter Agreement, dated as of July 18, 2000, by and among
                Cross Media and the holders of the Series C Shares.
10.25(3)        Letter Agreement, dated as of December 19, 2000, by and
                among Cross Media and the holders of the Series C Shares.
10.26(3)        Letter Agreement, dated as of December 28, 2000, by and
                among the Shaar Fund and Cross Media.
10.27(5)        Agreement and Plan of Merger, dated as of November 30, 2000, by and among WeFusion.com, Inc., Cross Media, Symposium
                Fusion, Inc. and certain stockholders of WeFusion.com, Inc.
10.28(12)       Agreement of Lease, dated as of February 16, 2001, between
                Cross Media and 461 Fifth Avenue Associates LLC.
10.29(12)       Letter Agreement, dated as of January 25, 2001, among Cross
                Media and the holders of the Series C Convertible Preferred
                Stock.
10.30(12)       Letter Agreement, dated as of February 15, 2001, among Cross
                Media and the holders of the Series C Convertible Preferred
                Stock.
10.31(12)       Employment Agreement, dated as of May 1, 2001, between Cross
                Media and Ronald Altbach.
10.32(12)       Amendment to Employment Agreement, dated as of May 1, 2001, between Cross Media and Richard Kaufman.
10.33(12)       Registration Rights Agreement, dated as of February 15,
                2001, between Cross Media and Koyah Leverage Partners L.P.
10.34(12)       Agreement, dated as of May 10, 2001, among Cross Media,
                Richard Prochnow and RLP Holdings, L.P.
10.35(12)       Letter Agreement, dated as of May 1, 2001, between Cross
                Media and the holder of the outstanding shares of Series A
                Convertible Preferred Stock.
10.36(13)       1998 Stock Option Plan of LifeMinders.
10.37(14)       2000 Stock Incentive Plan of LifeMinders.
10.38(14)       WITI Corporation 1996 Stock Option Plan.
10.39(15)       smartRay Network, Inc. Stock Option and Restricted Stock
                Purchase Plan.
10.40           Ecoupons.com, Inc. 1999 Stock Option Plan.
10.41(11)       Services Agreement, dated as of July 1, 2001, between Media
                Outsourcing, Inc. and TBC Telemarketing, Inc., d/b/a TBC
                Consulting Group.
10.42(11)       Letter Agreement, dated as of May 1, 2001, between Cross
                Media and the holder of the outstanding shares of Series A
                Convertible Preferred Stock.
10.43(11)       Limited Waiver Agreement, dated as of May 16, 2001, between
                Coast and Media Outsourcing, Inc.
10.44(11)       Limited Liability Company Agreement, dated as of June 8,
                2001, between Media Outsourcing, Inc. and JWE Holdings, Inc.
21.1(5)         Subsidiaries of Cross Media.
23.1            Consent of Grant Thornton LLP.
23.2            Consent of PricewaterhouseCoopers LLP.
23.3(16)        Consent of Blank Rome Comisky & McCauley LLP (included in
                Exhibit 5.1).
23.4(16)        Consent of Shaw Pittman LLP.
23.5            Consent of Robertson Stephens, Inc.
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
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23.6            Consent of Legg Mason Wood Walker Incorporated.
24.1            Power of attorney (included on signature page).
99.1(16)        Cross Media's Proxy Card.
99.2(16)        LifeMinders' Proxy Card.
99.3(16)        Election Form.

---------------
 (1) Incorporated by reference to Cross Media's Form 10-12G filed with the SEC on February 24, 1999.

 (2) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, filed with the SEC on November 11, 2000.

 (3) Incorporated by reference to Cross Media's Current Report on Form 8-K filed with the SEC on December 29, 2000.

 (4) Incorporated by reference to Cross Media's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, filed with the SEC on April 12, 2000.

 (5) Incorporated by reference to Cross Media's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, filed with the SEC on March 26, 2001.

 (6) Incorporated by reference to Cross Media's Report on Form 8-K, filed with the SEC on June 16, 2000.

 (7) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999, filed with the SEC on August 16, 1999.

 (8) Incorporated by reference to Cross Media's Current Report on Form 8-K filed with the SEC on July 25, 2001.

 (9) Incorporated by reference to Cross Media's Current Report on Form 8-K filed with the SEC on June 15, 2001.

(10) Incorporated by reference to Cross Media's Report on Form 8-K filed with the SEC on July 21, 2000.

(11) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001.

(12) Incorporated by reference to Cross Media's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001.

(13) Incorporated by reference to LifeMinders' Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on October 29, 1999.

(14) Incorporated by reference to LifeMinders' Registration Statement on Form S-8 filed with the SEC on June 27, 2000.

(15) Incorporated by reference to LifeMinders' Registration Statement on Form S-8 filed with the SEC on September 29, 2000.

(16) To be filed by amendment.